As filed with the Securities and Exchange Commission on July 8, 2022

Registration No. 333-264216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

Amendment No. 2 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

Delwinds Insurance Acquisition Corp.
(Exact name of registrant as specified in its charter)

_____________________

Delaware	6770	85-1050265
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002
(713) 337-4077
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________

Andrew J. Poole
Chief Executive Officer
One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002
(713) 337-4077
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 (212) 370-1300	Nimish Patel, Esq. Blake Baron, Esq. Mitchell Silberberg & Knupp LLP 2049 Century Park East, 18th Floor Los Angeles, California 90064 (310) 312-2000

_____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary joint proxy statement/consent solicitation statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary joint proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION,
DATED [            ], 2022

Delwinds

To the Stockholders of Delwinds:

You are cordially invited to attend the special meeting of the stockholders (the “Delwinds Special Meeting”) of Delwinds Insurance Acquisition Corp. (“Delwinds”), which will be held at [•] [•].m., Eastern Time, on [•], 2022. The Board of Directors of Delwinds (the “Delwinds Board”) has determined to convene and conduct the Delwinds Special Meeting in a virtual meeting format at [•]. Stockholders will NOT be able to attend the Delwinds Special Meeting in-person. The accompanying joint proxy statement/consent solicitation statement/prospectus includes instructions on how to access the virtual Delwinds Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. You or your proxy holder will be able to attend and vote at the Delwinds Special Meeting by visiting https://www.cstproxy.com/[________] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Delwinds Special Meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying joint proxy statement/consent solicitation/prospectus.

On February 24, 2022, Delwinds entered into an Agreement and Plan of Merger (as amended on April 26, 2022 and July 6, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”) with FOXO Technologies Inc., a Delaware corporation (“FOXO”), DWIN Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Delwinds (“Merger Sub”), and DIAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), in its capacity as Purchaser Representative, for the purposes set forth in the Merger Agreement (all of the transactions contemplated by the Merger Agreement, including the issuances of securities thereunder, the “Business Combination”). You are being asked to vote on the Business Combination.

It is proposed that, at the closing of the Business Combination (the “Closing”), Delwinds will change its name to “FOXO Technologies Inc.” Delwinds and FOXO, following the Business Combination, are referred to herein as the “Company” or the “Combined Company.”

Pursuant to the terms of the Merger Agreement, at the Closing, Merger Sub will merge with and into FOXO (the “Merger”), with FOXO surviving the Merger as a wholly-owned subsidiary of Delwinds. As a result of and upon the Closing, among other things, all of the outstanding shares of capital stock of FOXO will be cancelled in exchange for the right to receive newly issued shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), in the case of holders of FOXO Class A common stock, or newly issued shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”), in the case of holders of FOXO Class B common stock. Other outstanding FOXO securities will be exchanged for rights to receive shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock. The total consideration to be received by security holders of FOXO at the Closing will have an aggregate value equal to $300,000,000 less (i) the amount of FOXO indebtedness as of the Closing (excluding convertible debt that is converted into FOXO shares at the Closing), (ii) the amount of any FOXO transaction expenses in excess of $7,500,000, and (iii) the product of 9,200,000 (which is the number of shares of Class A Common Stock to be issued at the Closing, subject to forfeiture, pursuant to the terms of a management contingent earnout plan to be adopted at the Closing, subject to approval by Delwinds stockholders) and the price at which Delwinds public stockholders may redeem their shares in connection with the Closing (collectively, the “Merger Consideration”). The number of shares of Class A Common Stock deliverable to holders of FOXO Class A common stock at the Closing will be allocated pro rata, after giving effect to the required conversion of all of the outstanding shares of FOXO preferred stock into shares of FOXO common stock immediately prior to, and contingent upon, the Closing; additionally, all shares of FOXO Class B common stock will be exchanged for shares of Class V Common Stock in accordance with the terms of the Merger Agreement. FOXO options and FOXO warrants that are outstanding prior to the effective time of the Merger will be assumed by Delwinds and converted, subject to adjustment pursuant to the terms of the Merger Agreement, into options and warrants, respectively, of the Combined Company, exercisable for shares of Class A Common Stock. The rights of holders of shares of Class V Common Stock and holders of shares of Class A Common Stock after the Business Combination will be identical, except with respect to voting and conversion rights; provided, that shares of Class V Common Stock will not be registered under the

Securities Act or listed for trading on an exchange. Each share of Class V Common Stock will be entitled to 10 votes per share and will be convertible into one share of Class A Common Stock, in each case in accordance with the terms of the Combined Company’s organizational documents. At the Closing, FOXO’s founder and CEO, Jon Sabes, will hold, directly or through an entity wholly controlled by Mr. Sabes, all of the shares of Class V Common Stock, until such time as Mr. Sabes is no longer a director or officer of the Combined Company or transfers such shares.

It is anticipated that upon completion of the Business Combination, the Delwinds public stockholders would retain an ownership interest of approximately 26.5% in the Combined Company, Sponsor and initial stockholders of Delwinds will retain an ownership interest of approximately 13.6% of the Combined Company, and the FOXO stockholders will own approximately 59.5% of the Combined Company. It is anticipated that upon completion of the Business Combination, Delwinds public stockholders would retain voting power of approximately 21.1% in the Combined Company, the Sponsor and initial stockholders of Delwinds would have voting power of approximately 10.8% of the Combined Company and the FOXO stockholders would have voting power of approximately 67.8% of the Combined Company. The ownership and voting power percentages with respect to the Combined Company does not take into account (i) the redemption of any additional shares by Delwinds public stockholders, (ii) the issuance of any additional shares upon the closing of the Business Combination under the Incentive Plan or (iii) the issuance of any additional shares underlying Assumed Options or Assumed Warrants. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Delwinds stockholders will be different. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Simultaneously with the execution of the Merger Agreement, Delwinds entered into contingent subscription agreements (the “Support Subscription Agreements”) with each of Andrew J. Poole, the Chairman of Delwinds Board and its Chief Executive Officer, and The Gray Insurance Company, which is affiliated with the Sponsor and certain officers and directors of Delwinds (together, the “Subscription Investors”), pursuant to which the Subscription Investors agreed to subscribe for up to 1,000,000 shares of Class A Common Stock at $10 per share in a private placement in Delwinds, to be consummated, to the extent applicable, concurrent with the Closing, subject to reduction by up to $5 million, in the event that, at the Closing, Delwinds has less than $10 million in cash and cash equivalents. As a result of the RBCCM Termination, the Threshold Amount was reduced to $5,978,125, resulting in the Subscription Investors being required to purchase up to an aggregate of 597,813 shares of Class A Common Stock for an aggregate purchase price of $5,978,125 or $10.00 per share.

Additionally, simultaneously with the execution of the Merger Agreement, Delwinds entered into a Common Stock Purchase Agreement (the “Cantor Agreement”) with CF Principal Investments LLC (the “Cantor Investor”), pursuant to which, assuming satisfaction of certain conditions and subject to the limitations set forth in the Cantor Agreement, the Combined Company would have the right, from time to time to sell to the Cantor Investor up to $40 million in shares of Class A Common Stock until the first day of the month next following the 36-month anniversary of when the SEC has declared effective a registration statement covering the resale of such shares of Class A Common Stock or until the date on which the facility has been fully utilized, if earlier.

Delwinds’ units, Class A common stock and public warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “DWIN.U,” “DWIN” and “DWIN WS,” respectively. On [•], 2022, the record date for the Delwinds Special Meeting, the closing sale prices of Delwinds’ units, Class A common stock and public warrants was $[•], [•] and [•], respectively. Upon the Closing, Delwinds’ units will be separated into their component securities and cease to exist as separate securities. Delwinds intends to apply for the listing of the Class A Common Stock and warrants of the Combined Company on the NYSE following completion of the Business Combination.

Only holders of record of shares of Delwinds common stock at the close of business on [_____], 2022 (the “Record Date”), are entitled to notice of the Delwinds Special Meeting and the right to vote and have their votes counted at the Delwinds Special Meeting and any adjournments or postponements of the Delwinds Special Meeting.

The accompanying joint proxy statement/consent solicitation statement/prospectus provides Delwinds stockholders with detailed information about the Business Combination and other matters to be considered at the Delwinds Special Meeting. Delwinds urges its stockholders to carefully read this entire document and the documents incorporated herein by reference. Delwinds stockholders should also carefully consider the risk factors described in “Risk Factors” beginning on page 56 of the accompanying joint proxy statement/consent solicitation statement/prospectus.

The accompanying joint proxy statement/consent solicitation statement/prospectus incorporates by reference important business and financial information about Delwinds from documents Delwinds has filed with the Securities and Exchange Commission that are not included in or delivered with this joint proxy statement/consent solicitation statement/prospectus and other filings of Delwinds with the Securities and Exchange Commission by visiting its website at www.sec.gov or requesting them in writing or by telephone from Delwinds at the following address:

Bryce Quin
Chief Financial Officer and Secretary
Delwinds Insurance Acquisition Corp.
One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002
(713).337-4077

You will not be charged for any of these documents that you request. Stockholders requesting documents should do so by [__________], 2022 in order to receive them before the Delwinds Special Meeting.

The Delwinds Board formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the Delwinds Board whether to pursue the Business Combination and, if so, on what terms and conditions.

After careful consideration, the Delwinds Board, based in part on the unanimous recommendation of the Special Committee, has unanimously approved the Merger Agreement and the Business Combination and determined that each of the Proposals described in the accompanying joint proxy statement/consent solicitation statement/prospectus is in the best interests of Delwinds and recommends that you vote “FOR” each of these Proposals.

The accompanying joint proxy statement/consent solicitation statement/prospectus provides Delwinds stockholders with detailed information about the Business Combination and other matters to be considered at the Delwinds Special Meeting. Delwinds urges you to read the accompanying joint proxy statement/consent solicitation statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety. In particular, when you consider the recommendation regarding these Proposals by the Special Committee and the Delwinds Board, you should keep in mind that Delwinds’ directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a Delwinds stockholder. For instance, rather than liquidating Delwinds, the Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to stockholders of Delwinds. In addition, you should carefully consider the matters discussed under “Risk Factors” beginning on page 56 of the accompanying joint proxy statement/consent solicitation statement/prospectus. See also the section entitled “The Business Combination Proposal — Certain Interests of Delwinds’ Directors and Officers and Others in the Business Combination” for additional information.

Your vote is very important.    To ensure your representation at the Delwinds Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying joint proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Delwinds Special Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

Very truly yours,

Andrew J. Poole
Chief Executive Officer and Chairman of Delwinds

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals and for the election of each of the directors proposed by Delwinds for election.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD SHARES OF DELWINDS CLASS A COMMON STOCK THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF DELWINDS CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE DELWINDS SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR STOCK CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE DELWINDS SPECIAL MEETING — REDEMPTION RIGHTS” IN THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in the accompanying joint proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in the accompanying joint proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/consent solicitation statement/prospectus is dated [            ], 2022, and is first being mailed to stockholders of Delwinds on or about [            ], 2022.

LETTER TO FOXO STOCKHOLDERS

To the Stockholders of FOXO Technologies Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of February 24, 2022 (as amended on April 26, 2022 and July 6, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Delwinds Insurance Acquisition Corp., a Delaware corporation (“Delwinds”), DWIN Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Delwinds (“Merger Sub”), DIAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), as Purchaser Representative for the purposes described in the Merger Agreement, and FOXO Technologies Inc., a Delaware corporation (“FOXO”), Merger Sub will merge with and into FOXO (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with FOXO surviving the merger as a wholly-owned subsidiary of Delwinds. At the effective time of the Merger (the “Effective Time”), all shares of FOXO stock issued and outstanding immediately prior to the Effective Time will be cancelled and exchanged for the right to receive shares of Delwinds following the consummation of the Business Combination, as provided in the Merger Agreement and as more particularly described in the accompanying joint proxy statement/consent solicitation statement/prospectus. Upon the consummation of the Business Combination, Delwinds will change its name to “FOXO Technologies Inc.”

The accompanying joint proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of FOXO’s board of directors to request that FOXO’s stockholders as of the record date of [_____], 2022 execute and return written consents to adopt the Merger Agreement and approve the Business Combination.

The joint proxy statement/consent solicitation statement/prospectus describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the accompanying joint proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in the joint proxy statement/consent solicitation statement/prospectus in the subsection entitled “FOXO’s Solicitation of Written Consents — Appraisal Rights of FOXO Stockholders.” Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent adopting the Merger Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights, as described in the aforementioned section of the joint proxy statement/consent solicitation statement/prospectus.

FOXO’s board of directors has considered the Business Combination and the terms of the Merger Agreement and has determined unanimously that the Business Combination and the Merger Agreement are fair to and in the best interests of FOXO and FOXO’s stockholders and recommends that FOXO’s stockholders adopt the Merger Agreement and approve the Business Combination by submitting a written consent. As described in the joint proxy statement/consent solicitation statement/prospectus, certain stockholders of FOXO, whose ownership interests collectively represent the outstanding shares of FOXO common stock and FOXO preferred stock sufficient to approve the Business Combination on behalf of FOXO, are parties to a voting agreement with Delwinds whereby such stockholders agreed to vote all of their shares of FOXO common stock and FOXO preferred stock in favor of approving the Business Combination and other proposed transactions contemplated by the Merger Agreement.

Please complete, date and sign the written consent furnished with the joint proxy statement/ prospectus and return it promptly to FOXO by one of the means described in the section entitled “FOXO’s Solicitation of Written Consents.”

If you have any questions concerning the Merger Agreement, the Business Combination, the consent solicitation or the accompanying joint proxy statement/consent solicitation statement/prospectus, or if you have any questions about how to deliver your written consent, please email investors@foxotechnologies.com or contact FOXO Technologies Inc. at 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, Attention: Chief Executive Officer.

Jon Sabes
Chief Executive Officer

Delwinds Insurance Acquisition Corp.
One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [            ], 2022
, Eastern Time

, 2022

TO THE STOCKHOLDERS OF DELWINDS INSURANCE ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Delwinds Special Meeting”) of Delwinds Insurance Acquisition Corp., a Delaware corporation (“Delwinds”), will be held virtually at [______] Eastern Time on [_____], 2022. The Delwinds Special Meeting shall be deemed to be a special meeting in lieu of the 2022 annual meeting of stockholders of Delwinds. The Delwinds Board has determined to convene and conduct the Delwinds Special Meeting in a virtual meeting format at [•]. Stockholders will NOT be able to attend the Delwinds Special Meeting in-person. The accompanying joint proxy statement/consent solicitation statement/prospectus includes instructions on how to access the virtual Delwinds Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. You or your proxy holder will be able to attend and vote at the Delwinds Special Meeting by visiting https://www.cstproxy.com/[_______] and using a control number assigned by Continental Stock Transfer & Trust Company. The Delwinds Special Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying joint proxy statement/consent solicitation statement/prospectus. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders of Delwinds (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying joint proxy statement/consent solicitation statement/prospectus. At the Delwinds Special Meeting, Delwinds stockholders will be asked to consider and vote upon the following Proposals:

(i)      The NTA Proposal (Proposal 1) — To consider and vote on amendments to the current Certificate of Incorporation of Delwinds (the “Current Charter”), which amendments (the “NTA Amendments”) shall be effective, if adopted and implemented by Delwinds, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting Delwinds’ ability to redeem shares of Delwinds Class A common stock and consummate an initial business combination if the amount of such redemptions would cause Delwinds to have less than $5,000,001 in net tangible assets. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The NTA Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The NTA Proposal (Proposal 1).”

(ii)    The Business Combination Proposal (Proposal 2) — To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of February 24, 2022 (as amended on April 26, 2022 and July 6, 2022, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among Delwinds, DWIN Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Delwinds (“Merger Sub”), DIAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), in the capacity as Purchaser Representative for the purposes set forth in the Merger Agreement, and FOXO Technologies Inc., a Delaware corporation (“FOXO”), and approve the transactions contemplated thereby, including the merger of Merger Sub with and into FOXO, with FOXO continuing as the surviving corporation and as a wholly-owned subsidiary of Delwinds, and the issuance of Delwinds securities as merger consideration thereunder, as described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

The Business Combination Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The Business Combination Proposal (Proposal 2).” A copy of the Merger Agreement is attached to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex A.

(iii)   The Charter Proposal (Proposal 3) — To consider and vote upon a proposal to approve, in connection with the Business Combination, the replacement of the Current Charter with the proposed new certificate of incorporation of Delwinds (the “Proposed Charter”) in the form attached to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex B. The Charter Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Delwinds stockholders. The Charter Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The Charter Proposal (Proposal 3).”

(iv)   Advisory Charter Proposals (Proposals 4 – 8) — To consider and vote, on an advisory and non-binding basis, on five separate Proposals to approve certain governance provisions in the Proposed Charter. These separate votes are not otherwise required by Delaware law, separate and apart from the Charter Proposal, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). The Advisory Charter Proposals are described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The Advisory Charter Proposals (Proposals 4 – 8).”

(v)    Incentive Plan Proposal (Proposal 9) — To consider and vote upon a proposal to adopt the 2022 Equity Incentive Plan (the “Incentive Plan”), a copy of which is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex D. The Delwinds Board intends to adopt the Incentive Plan, subject to the approval of the stockholders of Delwinds, effective immediately prior to the Closing, to be available to the Combined Company after the Closing. The Incentive Plan Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 9).”

(vi)   Management Contingent Share Plan Proposal (Proposal 10) — To consider and vote upon a proposal to adopt an earnout incentive plan following the Closing (the “Management Contingent Share Plan”), a copy of which is attached to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex E. The Delwinds Board intends to adopt the Management Contingent Share Plan, subject to the approval of the Delwinds stockholders, effective immediately prior to the Closing, which will contain the terms and conditions applicable to shares of Class A Common Stock issued thereunder (the “Management Contingent Shares”) after the Closing. The Management Contingent Share Plan Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The Management Contingent Share Plan Proposal (Proposal 10).”

(vii)  Insider Letter Amendment Proposal (Proposal 11) — To consider and vote upon a proposal to adopt an amendment, effective at the Closing, to reduce the lock-up period applicable to the shares of Delwinds Class A common stock held by the Sponsor set forth in the letter agreement, dated December 10, 2020, by and among Delwinds, the Sponsor and directors and officers of Delwinds (the “Insider Letter”), from one year to six months following the consummation of the Business Combination. A copy of the Insider Letter Amendment is attached to the accompanying joint proxy statement/consent solicitation statement/prospectus as Annex F and is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “Insider Letter Amendment Proposal (Proposal 11).”

(viii) The NYSE Proposal (Proposal 12) — To consider and vote upon, for purposes of complying with the applicable listing rules of the New York Stock Exchange (the “NYSE”), the issuance of more than 20% of Delwinds common stock in connection with the Business Combination, the Support Subscription Agreements and the Cantor Agreement. The NYSE Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “NYSE Proposal (Proposal 12).”

(ix)   The Director Election Proposal (Proposal 13) — To consider and vote upon the election of seven (7) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of the Combined Company. The Director Election Proposal is described in more detail in the accompanying joint proxy statement/consent solicitation statement/prospectus under the heading “The Director Election Proposal (Proposal 13).”

(x)    The Adjournment Proposal (Proposal 14) — To consider and vote upon a proposal to adjourn the Delwinds Special Meeting to a later date or dates, if necessary, at the determination of the Delwinds Board. We refer to this proposal as the “Adjournment Proposal” and, together with the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal, the NYSE Proposal and the Director Election Proposal, the “Proposals.”

Only holders of record of Delwinds common stock at the close of business on [___], 2022 (the “Record Date”) are entitled to notice of the Delwinds Special Meeting and to vote at the Delwinds Special Meeting and any adjournments or postponements of the Delwinds Special Meeting. A complete list of Delwinds stockholders of record entitled to vote at the Delwinds Special Meeting will be available for ten days before the Delwinds Special Meeting at the principal executive offices of Delwinds for inspection by stockholders during ordinary business hours for any purpose germane to the Delwinds Special Meeting.

Pursuant to the Current Charter, in connection with the Business Combination, Delwinds public stockholders may elect to have Delwinds redeem, effective upon the closing of the Business Combination, shares of Delwinds Class A common stock then held by them for cash equal to a pro rata portion of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Delwinds to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. As of July 6, 2022, based on funds in the Trust Account of approximately $111.0 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of Delwinds Class A common stock was approximately $10.035 per share. Delwinds public stockholders are not required to attend or vote at the Delwinds Special Meeting in order to elect to have Delwinds redeem their shares of Delwinds Class A common stock for cash. This means that public stockholders who hold shares of Delwinds Class A common stock on or before [      ], 2022 (two (2) business days before the Delwinds Special Meeting) will be eligible to elect to have their shares of Delwinds Class A common stock redeemed for cash in connection with the Delwinds Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Delwinds Special Meeting. A public stockholder, together with any of such stockholder’s affiliates or any other person with whom such public stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from electing to have shares redeemed if, in the aggregate such stockholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the shares of Delwinds common stock included in the units of Delwinds sold in the Delwinds initial public offering (the “IPO”) (including overallotment securities sold to Delwinds’ underwriters in connection with the IPO). Holders of Delwinds’ outstanding public warrants and units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Delwinds units must separate the underlying shares of Delwinds Class A common stock and public warrants prior to exercising redemption rights with respect to the public Delwinds Class A common stock.

Delwinds’ sponsor, DIAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Delwinds’ officers and directors have agreed to waive their redemption rights with respect to any shares of Delwinds Class A common stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Currently, the Sponsor and Delwinds’ officers and directors beneficially own 33.9% of the issued and outstanding shares of Delwinds Class A common stock, giving effect to the conversion from Delwinds Class B common stock immediately prior to the Effective Time at a one to one conversion ratio. The Sponsor and Delwinds’ officers and directors have agreed to vote any shares of Delwinds Class A common stock owned by them on the Record Date in favor of the Business Combination and the other Proposals.

Your vote is very important, regardless of the number of shares of Delwinds Class A common stock that you own. The approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Delwinds common stock as of the Record Date, and the approval of the Charter Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Delwinds common stock as of the Record Date. Approval of the Business Combination Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal and the NYSE Proposal each requires the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting. If the Business Combination Proposal is not approved, the Charter Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal and the NYSE Proposal will not be presented to the Delwinds stockholders for a vote. The approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Management Contingent Share Plan Proposal are preconditions to the consummation of the Business Combination. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination.

The Delwinds Board formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and transactions related to the Business Combination and to recommend to the Delwinds Board whether to pursue the Business Combination and, if so, on what terms and conditions.

The Delwinds Board, based in part upon the unanimous recommendation of the Special Committee, has adopted and approved the Merger Agreement and recommends that Delwinds stockholders vote “FOR” all of the proposals presented to Delwinds stockholders at the Delwinds Special Meeting and the election of each of the directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of the Combined Company. In arriving at its recommendations, the Delwinds Board and the Special Committee carefully considered a number of factors described in the accompanying joint proxy statement/consent solicitation statement/prospectus. When you consider the recommendation of the Special Committee and the Delwinds Board, you should keep in mind that directors and officers of Delwinds have interests in the Business Combination that may conflict with your interests as a stockholder. For instance, rather than liquidating Delwinds, the Sponsor will benefit from the Business Combination and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to stockholders. See the section entitled “The Business Combination Proposal — Certain Interests of Delwinds’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

All Delwinds stockholders are cordially invited to attend the Delwinds Special Meeting and we are providing the accompanying joint proxy statement/consent solicitation statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the Delwinds Special Meeting (or any adjournment or postponement thereof). To ensure your representation at the Delwinds Special Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee on how to vote your shares or, if you wish to attend the Delwinds Special Meeting and vote, obtain a proxy from your broker, bank or other nominee.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Delwinds Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the joint proxy statement/consent solicitation statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this joint proxy statement/consent solicitation statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call us at (713) 337-4077.

By Order of the Board of Directors of Delwinds

Andrew J. Poole
Chief Executive Officer and Chairman of Delwinds

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD SHARES OF DELWINDS CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF DELWINDS CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE DELWINDS SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR STOCK CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE DELWINDS SPECIAL MEETING — REDEMPTION RIGHTS’’ IN THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Delwinds, constitutes a prospectus of Delwinds under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Delwinds to be issued to FOXO securityholders under the Merger Agreement. This document also constitutes a consent solicitation statement of FOXO with respect to the solicitation of the consent of FOXO stockholders in connection with the Merger Agreement. This document also constitutes a notice of a meeting and a proxy statement of Delwinds under Section 14(a) of the Exchange Act with respect to the Delwinds Special Meeting at which Delwinds stockholders will be asked to consider and vote on a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/consent solicitation statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/consent solicitation statement/prospectus. This joint proxy statement/consent solicitation statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this joint proxy statement/consent solicitation statement/prospectus is accurate as of any date other than that date on the cover hereof, or the date referenced herein, as applicable. You should not assume that the information incorporated by reference into this joint proxy statement/consent solicitation statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy statement/consent solicitation statement/prospectus to Delwinds stockholders nor the issuance by Delwinds of its securities in connection with the Business Combination will create any implication to the contrary.

Information contained in this joint proxy statement/consent solicitation statement/prospectus regarding Delwinds and its business, operations, management and other matters has been provided by Delwinds and its representatives and information contained in this joint proxy statement/consent solicitation statement/prospectus regarding FOXO and its business, operations, management and other matters has been provided by FOXO and its representatives.

This joint proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this joint proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Delwinds Special Meeting, please contact Delwinds’ proxy solicitor listed below. You will not be charged for any of the documents that you request.

Saratoga Proxy Consulting, at:
Joe Mills/John Ferguson
Saratoga Proxy Consulting LLC
520 Eighth Ave, 14th Floor
New York, NY 10018
(888) 368-0379
info@saratogaproxy.com

In order for you to receive timely delivery of the documents in advance of the Delwinds Special Meeting to be held on [            ], 2022, you must request the information by [            ], 2022.

For a more detailed description of the information incorporated by reference in this joint proxy statement/consent solicitation statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 290 of this joint proxy statement/consent solicitation statement/prospectus.

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TRADEMARKS

FOXO owns or has rights to trademarks that it uses in connection with the operation of its businesses and that are used in this joint proxy statement/consent solicitation statement/prospectus. This joint proxy statement/consent solicitation statement/prospectus includes trademarks of FOXO such as “FOXO Technologies,” “FOXO Life,” “FOXO Labs,” “FOXO Life Insurance Company,” “Life Insurance Designed to Keep You Alive,” “Longevity Report,” and others, which are protected under applicable intellectual property laws and are the property of FOXO or its subsidiaries. This joint proxy statement/consent solicitation statement/prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this joint proxy statement/consent solicitation statement/prospectus are listed without the applicable®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

MARKET AND INDUSTRY DATA

This joint proxy statement/consent solicitation statement/prospectus includes industry position and industry data, forecasts, market size and growth and other data that Delwinds and FOXO obtained or derived from internal company reports, independent third-party publications, surveys and studies by third parties and other industry data. Some data are also based on good faith estimates, which are derived from internal company research or analyses or review of internal company reports as well as the independent sources referred to above. Although both Delwinds and FOXO believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Delwinds’ and FOXO’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. Among other items, certain of the market research included in this joint proxy statement/consent solicitation statement/prospectus was published prior to the COVID-19 pandemic and did not anticipate the virus or the impact it has caused on Delwinds’ and FOXO’s industries. Delwinds and FOXO have utilized this pre-pandemic market research in the absence of updated sources. While Delwinds and FOXO are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this joint proxy statement/consent solicitation statement/prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Delwinds” refer to Delwinds Insurance Acquisition Corp., and if the context requires, to the Combined Company following consummation of the Business Combination, which will be renamed “FOXO Technologies Inc.”

In this document:

“2021 Bridge Agreements” means, collectively, the stock purchase agreement, 2021 Bridge Debentures, 2021 Bridge Warrants, lock-up agreements and other agreements between FOXO and the 2021 Bridge Investors, as amended by the 2021 Bridge Amendment, as such agreements may be amended, modified or supplemented.

“2021 Bridge Amendment” means the contingent amendment agreement, effective as of February 22, 2022, amending the 2021 Bridge Agreements.

“2021 Bridge Debentures” means the 12.5% Original Issue Discount Convertible Debentures, as may be amended, modified or supplemented from time to time in accordance with their terms, issued by FOXO between January 2021 and March 2021.

“2021 Bridge Investors” means all of the purchasers of the 2021 Bridge Debentures.

“2021 Bridge Warrants” means the warrants to purchase FOXO Class A common stock, as may be amended, modified or supplemented from time to time in accordance with their terms, issued by FOXO to the 2021 Bridge Investors and the placement agent, or its designees, in connection with such offering.

“2022 Bridge Agreements” means, collectively, the stock purchase agreements, debentures and other agreements between FOXO and the purchasers of the 2022 Bridge Debentures, as such agreements may be amended, modified or supplemented.

“2022 Bridge Debentures” means the 10% Original Issue Discount Convertible Debentures, as may be amended, modified or supplemented from time to time in accordance with their terms, issued by FOXO between February 2022 and the 2022 Bridge Financing End Date.

“2022 Bridge Financing End Date” means the earlier of (i) the termination of the offering of the 2022 Bridge Debentures as determined by FOXO and (ii) the Outside Date.

“2022 Bridge Investors” means all of the purchasers of the 2022 Bridge Debentures.

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Administrative Services Agreement” means the agreement, dated December 10, 2020, between Delwinds and the Sponsor pursuant to which Delwinds pays the Sponsor a total of $10,000 per month for office space, utilities and secretarial support, as may be amended, modified or supplemented.

“Ancillary Documents” means each agreement, instrument or document attached to the Merger Agreement or executed or delivered by any party to the Merger Agreement in connection with or pursuant to the Merger Agreement.

“Arkansas Insurance Department” means the Arkansas Insurance Department, created by the State of Arkansas.

“Assumed Options” means the Options to purchase shares of Class A Common Stock that, as of the Closing, shall be issued to holders of FOXO Options outstanding and unexercised immediately prior to the Effective Time.

“Assumed Warrants” means the Warrants to purchase shares of Class A Common Stock that, as of the Closing, shall be issued to holders of FOXO Warrants outstanding and unexercised immediately prior to the Effective Time.

“August Order” means the Revised Order entered into by the Arkansas Insurance Department in connection with a hearing held at the Arkansas Insurance Department on August 10, 2021, related to the acquisition of control of Memorial Insurance Company of America by FOXO Life Insurance Company.

“Bridge Investor Side Letter” means the letter agreement between FOXO and an institutional investor in FOXO’s offering of the 2022 Bridge Debentures, pursuant to which FOXO agreed to issue to such investor either (i) if in connection with the Closing, such number of shares of FOXO Common Stock, to be issued to such investor immediately prior to the Effective Date, that will be exchangeable for 350,000 shares of Class A Common Stock or (ii) if such investor’s 2022 Bridge Debenture is required to be earlier repaid in full or in connection with the consummation of a Qualified Offering (as defined in the 2022 Bridge Debentures) other than a transaction with a special purpose acquisition company, 350,000 shares of FOXO Common Stock, in each case, subject to adjustment for any prepayments.

“Business Combination” means the proposed business combination of Delwinds and FOXO pursuant to the terms of the Merger Agreement and the other transactions contemplated by the Merger Agreement.

“Cantor” means Cantor Fitzgerald & Co.

“Cantor Agreement” means the Common Stock Purchase Agreement, dated as of February 24, 2022, as may be amended, modified or supplemented.

“Cantor Commitment Fee” means the fee payable to Cantor on or prior to the Closing as consideration for its irrevocable commitment to purchase shares of Class A Common Stock upon the terms and conditions set forth in the Cantor Agreement. The Cantor Commitment Fee is payable by the issuance of a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) $1,600,000 by (ii) the closing price of Class A Common Stock on the trading day immediately preceding the date of delivery thereof.

“Cantor Commitment Shares” means shares of Class A Common Stock representing the Cantor Commitment Fee.

“Cantor Investor” means CF Principal Investments LLC, an affiliate of Cantor.

“Cantor RRA” means the Registration Rights Agreement dated as of February 24, 2022, between Delwinds and the Cantor Investor, pursuant to which Cantor Investor will have certain registration rights in connection with securities issued pursuant to the Cantor Agreement, as may be amended, modified or supplemented.

“CCM” means J.V.B. Financial Group, LLC, acting through its Cohen & Company Capital Markets division.

“CCM Engagement Letter” means the engagement letter between Delwinds and CCM, dated as of October 21, 2021.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Combined Company.

“Class V Common Stock” means the shares of Class V common stock, par value 0.0001 per share, of the Combined Company, to be created and authorized pursuant the Proposed Charter and which shares of Class V Common Stock shall be identical to the shares of Class A Common Stock except that the shares of Class V Common Stock shall be entitled to ten (10) votes per share on all matters to be voted on by the holders of Common Stock after the Closing.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing of the Business Combination.

“Closing Indebtedness” means the aggregate amount of indebtedness of the Target Companies as of the Reference Time on a consolidated basis determined in accordance with the accounting principles as defined in the Merger Agreement.

“Closing Statement” means the statement, to be delivered by FOXO to Delwinds three Business Days prior to the Closing Date, certified by FOXO’s Chief Executive Officer, setting forth FOXO’s calculation of Closing Indebtedness and Transaction Expenses as of the Reference Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” refers to FOXO Technologies Inc. (which will be the new name of Delwinds after the Business Combination, and which will include FOXO and any other direct or indirect subsidiaries of FOXO, to the extent applicable).

“Combined Company Board” refers to the board of directors of the Combined Company.

“Common Stock” means the Class A Common Stock and the Class V Common Stock.

“Company Convertible Securities” means, collectively, each outstanding option, warrant, convertible note or other right to subscribe or purchase any capital stock of FOXO or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of FOXO.

“Company Convertible Debt” means the outstanding obligations of FOXO as of the Closing under the Company Convertible Debt Agreements.

“Company Convertible Debt Agreements” means the 2021 Bridge Agreements and the 2022 Bridge Agreements.

“Company Preferred Stock and Convertible Debt Exchange” means the mandatory exchange or conversion of all of the issued and outstanding shares of Company Preferred Stock and Company Convertible Debt for shares of FOXO Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends or interest) as set forth in the FOXO Charter and/or applicable Company Convertible Debt Agreements prior to and as a condition to the Closing.

“Conversion Ratio” means the Per Share Price divided by the Redemption Price, as such ratio will be determined as of the Closing Date.

“COVID-19 pandemic” means the SARS-CoV-2 pandemic.

“Current Charter” means Delwinds’ certificate of incorporation filed with the Secretary of State of the State of Delaware on April 27, 2020, as amended on (i) December 10, 2020 and (ii) June 6, 2022.

“Delwinds” means Delwinds Insurance Acquisition Corp., a Delaware corporation, which will be renamed “FOXO Technologies Inc.” following consummation of the Closing.

“Delwinds Board” means the board of directors of Delwinds prior to the Business Combination.

“Delwinds Class A common stock” means the Class A common stock, par value $0.0001, of Delwinds, prior to the Business Combination.

“Delwinds Class B common stock” means the Class B common stock, par value $0.0001, of Delwinds, prior to the Business Combination.

“Delwinds common stock” means the Class A common stock and the Class B common stock of Delwinds.

“Delwinds Preferred Stock” means the preferred stock, par value $0.0001 per share, of Delwinds, prior to the Business Combination.

“Delwinds Special Meeting” means the special meeting of the stockholders of Delwinds, to be held virtually at [•] [•], Eastern Time on [____], 2022.

“Delwinds Securities” means the Units, the Delwinds common stock, the Delwinds Preferred Stock and the Warrants, collectively.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DWAC” means The Depository Trust Company’s deposit withdrawal at custodian.

“Effective Time” means the effective time of the Merger in accordance with the Merger Agreement.

“Employment Agreements” means the executive employment agreements between Delwinds and certain FOXO executives to be entered into and delivered to Delwinds prior to and as a condition to the Closing, as may be amended, modified or supplemented.

“Excess Transaction Expenses” means any Transaction Expenses of FOXO, as determined as of the Reference Time, in excess of $7,500,000.

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Continental Stock Transfer & Trust Company, or another agent appointed by Delwinds and reasonably acceptable to FOXO for the purposes and to perform the actions and transactions described in the Merger Agreement in connection with the Closing.

“Extension Loan” means the non-interest bearing loan from FOXO to Delwinds in the aggregate principal amount of up to $1,159,995.69.

“Financing Agreements” means the Support Subscription Agreements and any other financing agreements as may be entered into during the Interim Period in accordance with the terms of the Merger Agreement.

“Form A Filing” means the Form A Statement Regarding the Acquisition of Control of a Domestic Insurer required to be made with the Arkansas Insurance Commissioner for approval of Delwinds’ acquisition of control of FOXO Life Insurance Company.

“Founder Group” means (a) Jon Sabes, (b) an entity in which Jon Sabes is the sole owner of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting stock, by contract, or otherwise, and (c) each Permitted Transferee.

“Founder Shares” means Delwinds Class B common stock initially purchased by the Sponsor in the Private Placement prior to the IPO, and the shares of Delwinds Class A common stock issued upon the conversion thereof in accordance with the terms of the Current Charter.

“FOXO” means FOXO Technologies Inc., a Delaware corporation, prior to the Business Combination. References herein to FOXO will include its subsidiaries to the extent reasonably applicable.

“FOXO Board” means the board of directors of FOXO.

“FOXO Common Stock” means, collectively, the FOXO Class A common stock and FOXO Class B common stock.

“FOXO Class A common stock” means shares prior to the Business Combination of Class A common stock, par value $0.00001 per share, of FOXO.

“FOXO Class B common stock” means shares prior to the Business Combination of Class B common stock, par value $0.00001 per share, of FOXO.

“FOXO Equity Plan” means the FOXO Technologies Inc. 2020 Equity Incentive Plan.

“FOXO Insurance Authorizations” means all permits, consents, orders or other approvals or authorizations required for FOXO Life Insurance Company to conduct or operate its business as an insurance company, including, without limitation, authorization to underwrite life insurance policies in compliance with terms of the FOXO Insurance License and requirements of the Arkansas Insurance Department.

“FOXO Options” means options to purchase FOXO Class A common stock.

“FOXO Preferred Stock” means shares of preferred stock, par value $0.00001 per share, of FOXO.

“FOXO Restricted Class A Common Stock” means the 30,000 shares of FOXO Class A common stock issued to an executive of the Company pursuant to the FOXO Equity Plan.

“FOXO Stockholders” refers to holders of capital stock of FOXO as of the time immediately prior to the Effective Time.

“FOXO Warrants” means warrants to purchase FOXO Class A common stock.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of FOXO Common Stock (a) after giving effect to the Company Preferred and Convertible Debt Exchange immediately prior to the Effective Time and (b) treating all Company Convertible Securities as fully vested and as if the Company Convertible Securities had been exercised as of the Effective Time (other than treasury shares).

“Grant Thornton” means Grant Thornton LLP, Delwinds’ independent registered public accounting firm.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Plan” means the 2022 Equity Incentive Plan of the Combined Company, a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D.

“Insider Letter” means the letter agreement dated December 10, 2020, by and among Delwinds, its officers and directors and the Sponsor pursuant to which, among other things, the parties thereto agreed to vote all of the Delwinds shares held by them in favor of any business combination presented to them and not to redeem any Public Shares held by them in connection therewith.

“Insider Letter Amendment” means the proposed amendment to the Insider Letter the purpose of which is to shorten the period of time after the Closing during which the Founder Shares are subject to certain transfer restrictions thereunder to a period of six months, subject to approval by the Public Stockholders and consent of the IPO Underwriters.

“Initial stockholders” means the Sponsor and any other holders of Delwinds’ Founder Shares prior to the IPO (or their permitted transferees).

“Interim Period” means the period of time between the date of execution of the Merger Agreement and the Closing Date.

“IPO” means Delwinds’ initial public offering that was consummated by Delwinds on December 11, 2020.

“IPO Prospectus” means the final prospectus of Delwinds, dated December 10, 2020, in connection with the IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act on December 11, 2020 (File No. 333-248753).

“IPO Underwriters” means Cantor Fitzgerald & Co. and RBC Capital Markets, LLC.

“Lock-Up Agreements” means the lock-up agreements entered into concurrent with the execution of the Merger Agreement pursuant to which certain holders of shares of FOXO Stock agreed to certain transfer and other restrictions for a period of time after the Closing, as set forth in such agreements, as may be amended, modified or supplemented.

“KPMG” means KPMG LLP, FOXO’s independent registered public accounting firm.

“Management Contingent Shares” means the 9,200,000 restricted shares of Class A Common Stock to be issued at the Closing pursuant to the terms of the Management Contingent Share Plan, which shall, after the Closing, be subject to the vesting and forfeiture restrictions comprising the Management Contingent Share Terms.

“Management Contingent Share Terms” means the vesting and forfeiture conditions applicable to the Management Contingent Shares pursuant to the terms of the Management Contingent Share Plan.

“Merger” means the merger of Merger Sub with and into FOXO, with FOXO continuing as the surviving corporation and as a wholly-owned subsidiary of Delwinds, in accordance with the terms of the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated February 24, 2022, as amended on April 26, 2022 and July 6, 2022, and as it may be further amended or supplemented from time to time, by and among Delwinds, Merger Sub, Sponsor, as purchaser representative, and FOXO.

“Merger Consideration” means the number of Delwinds securities with an aggregate value equal to (a) Three Hundred Million U.S. Dollars ($300,000,000), minus (b) the amount of Closing Indebtedness (excluding, for the avoidance of doubt, Company Convertible Debt converted into shares of the Company Class A Common Stock in accordance with the Company Preferred Stock and Convertible Debt Exchange), minus (c) the amount of any Excess Transaction Expenses, minus (d) the amount equal to the Management Contingent Shares multiplied by the Redemption Price.

“Merger Sub” means DWIN Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Delwinds.

“Non-Competition Agreements” means the agreements entered into by certain executives of FOXO concurrent with the terms of the Merger Agreement pursuant to which the individuals party thereto agreed to certain non-competition and non-solicitation covenants as set forth in such agreements, as may be amended, modified or supplemented.

“NYSE” means the New York Stock Exchange.

“Original Outside Date” means July 24, 2022, the five (5) month anniversary of the date of execution of the Merger Agreement.

“Organizational Documents” means with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outside Date” means the Original Outside Date, as such date may be extended in accordance with the terms of the Merger Agreement, as of which date either Delwinds or FOXO may terminate the Merger Agreement if any of the conditions to the closing have not been satisfied or waived.

“Permitted Transferee” means, with respect to a holder of Class V Common Stock, (a) Jon Sabes, (b) FOXO Management, LLC, and (c) any trust, corporation, family partnership or limited liability company, the sole beneficiaries, stockholders, partners or members or which are the Founder or relatives of the Founder; provided, however, that with respect to clauses (ii) through (iii), that Jon Sabes at all times retains sole control over the shares of Class V Common Stock held by such holder.

“Per Share Price” means the amount equal to the Merger Consideration divided by the Fully-Diluted Company Shares.

“Private Placement” means the private placement consummated simultaneously with the IPO in which Delwinds issued the Private Units to the Sponsor.

“Proposals” means the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal, the NYSE Proposal, the Director Election Proposal and the Adjournment Proposal.

“Proposed Charter” means the second amended and restated certificate of incorporation of Delwinds in the form included as Annex B to this joint proxy statement/consent solicitation statement/prospectus, to be adopted by Delwinds pursuant to the Charter Proposal.

“Proposed Bylaws” means the amended and restated bylaws of Combined Company in the form included as Annex C to this joint proxy statement/consent solicitation statement/prospectus, to be adopted by Delwinds upon consummation of the Business Combination.

“Private Units” means the units issued by Delwinds in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) share of Delwinds Class A common stock and one-half (½) of one Private Warrant.

“Private Warrants” means one (1) whole warrant that was included in as part of each Private Unit, entitling the holder thereof to purchase one (1) share of Delwinds Class A common stock at a purchase price of $11.50 per share.

“Public Shares” means Delwinds Class A common stock underlying the Units sold in the IPO, including any overallotment securities acquired by Delwinds’ underwriters.

“Public Stockholders” means holders of Delwinds Public Shares.

“Public Units” means the units issued in the IPO (including overallotment units acquired by Delwinds’ underwriter) consisting of one (1) share of Delwinds Class A common stock and one-half (½) of one Public Warrant.

“Public Warrant” means one (1) whole redeemable warrant that was included in as part of each Public Unit, entitling the holder thereof to purchase one (1) share of Delwinds Class A common stock at a purchase price of $11.50 per share.

“Purchaser Representative” means the Sponsor, in its capacity as Purchaser Representative from and after the Closing in accordance with the terms of the Merger Agreement.

“RBCCM” means RBC Capital Markets, LLC.

“Redemption” means the right of the holders of Delwinds Class A common stock to have their shares redeemed in accordance with the procedures set forth in this joint proxy statement/consent solicitation statement/prospectus and the Current Charter.

“Redemption Price” means an amount equal to the price at which the Delwinds Class A common stock is redeemed or converted pursuant to the Redemption.

“Reference Time” means the close of business of FOXO as of the Closing Date, without giving effect to the Transactions.

“Regulatory Approvals” means all consents, approvals, applications and filings required to be made with any governmental authority in connection with the consummation of the Business Combination, including the Form A filing and approval by the Arkansas Insurance Department.

“Required Company Stockholder Approval” means the vote of the FOXO Stockholders (including any separate class or series vote that is required pursuant to the FOXO Organizational Documents, any stockholder agreement or otherwise) required to approve the Merger Agreement and each applicable Ancillary Agreement and all of the transactions contemplated by the Merger Agreement in accordance with the FOXO Organizational Documents.

“Required Delwinds Stockholder Approval” means the vote of the Delwinds stockholders required to approve the Merger Agreement and each applicable Ancillary Agreement and all of the transactions contemplated by the Merger Agreement in accordance with the Delwinds Organizational Documents.

“Required Proposals” means the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Director Election Proposal and the NYSE Proposal.

“Restricted Share Grant” means the terms, conditions and restrictions applicable to the 30,000 shares of FOXO Restricted Class A Common Stock issued to an employee of FOXO.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Committee” means the Special Committee of the Delwinds Board, composed of E. Benjamin Nelson, Paul Britton Newhouse and Ryan Rugg, independent directors of Delwinds.

“Sponsor” means DIAC Sponsor LLC, a Delaware limited liability company.

“Sponsor Shares” means the Founder Shares and the Delwinds Class A common stock underlying the Private Units held by the Sponsor.

“Sponsor February Promissory Note” means the promissory note, issued on February 23, 2022 by Delwinds, in the principal amount of up to $2,000,000, to the Sponsor.

“Stockholder Merger Consideration” means the total portion of the Merger Consideration amount payable to all FOXO Stockholders (but excluding holders of FOXO Options).

“Subscription Investors” means Andrew J. Poole and The Gray Insurance Company, each party to the Support Subscription Agreements executed as of the date of the Merger Agreement.

“Subscription Shares” means the up to 597,813 shares of Class A Common Stock that may be issued to the Subscription Investors at the Closing pursuant and subject to the terms of the Support Subscription Agreements, as adjusted as a result of the RBCCM Termination.

“Support Subscription Agreements” means the agreements with the Subscription Investors entered into concurrent with the execution of the Merger Agreement.

“Target Companies” means FOXO and each of its direct and indirect subsidiaries.

“Threshold Amount” means $10,000,000, subject to reduction (up to a maximum of $5,000,000) for (i) any agreed upon reduction of the deferred underwriting fee owed to the IPO Underwriters or satisfaction of such obligations by the issuance of shares of Class A Common Stock, in lieu of cash, or (ii) any unsecured convertible debt of the FOXO that is issued by FOXO subject to the terms and conditions specified in the Support Subscription Agreements.

“Transactions” means the Business Combination, including the Merger and all of the transactions contemplated by the Merger Agreement and the Ancillary Agreements.

“Transmittal Documents” means the letters of transmittal and other documents FOXO security holders may be required to complete and provide to FOXO, Delwinds or the Exchange Agent in advance of their receiving consideration from the Transactions in accordance with the terms of the Merger Agreement.

“Transaction Expenses” means all of the fees and expenses of FOXO, including all of its Subsidiaries, incurred or payable at the Closing in connection with the Business Combination.

“Trust Account” means the trust account of Delwinds, established at the time of the IPO, containing the net proceeds of the sale of the Units in the IPO, including from overallotment securities sold by Delwinds’ underwriters, and the sale of Private Units following the closing of the IPO.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of December 10, 2020, as it may be amended, by and between Delwinds and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, in its capacity as Trustee under the Trust Agreement.

“UHY” means UHY LLP, FOXO’s 2020 independent registered public accounting firm.

“Units” means Private Units and Public Units, collectively.

“Voting Agreements” means the Voting and Support Agreement entered into simultaneously with the execution of the Merger Agreement by FOXO and holders of capital stock of FOXO sufficient to approve the Merger and other Transactions (including any required separate class or services votes), as may be amended, modified or supplemented.

“Warrants” means Private Warrants and Public Warrants, collectively.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this joint proxy statement/consent solicitation statement/prospectus with respect to the Combined Company’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this joint proxy statement/ consent solicitation statement/prospectus):

1.      That, prior to the Effective Time, the Company Preferred Stock and Convertible Debt Exchange occurs in accordance with the terms of the Merger Agreement.

2.      That, immediately prior to the Effective Time, (i) the aggregate principal amount and 12 months accrued and unpaid interest on the 2022 Bridge Debentures, outstanding as of the date hereof, converts into 7,698,873 shares of FOXO Class A common stock and (ii) the aggregate principal amount on the 2021 Bridge Debentures converts into 6,595,442 shares of FOXO Class A common stock (excluding, for this purpose, any additional shares into which additional accrued and unpaid interest through the Closing Date may be converted).

3.      That none of the FOXO Stockholders exercise appraisal rights in connection with the Closing.

4.      That (i) none of the FOXO Options or FOXO Warrants that are outstanding as of the date of this joint proxy statement/consent solicitation statement/prospectus are exercised prior to the Closing and (ii) other than pursuant to the Company Preferred Stock and Convertible Debt Exchange and the issuance of shares of FOXO Class A common stock pursuant to the Bridge Commitment Letter, FOXO does not issue any additional equity or equity-linked securities prior to the Closing.

5.      No additional Public Stockholders exercise their redemption rights in connection with the Closing of the Business Combination (and no Subscription Shares are issued to the Subscription Investors). Please see the section entitled “The Delwinds Special Meeting — Redemption Rights.”

6.      There are no transfers of securities held by the Sponsor on or prior to the Closing Date.

7.      No holders of Warrants exercise any of the outstanding Warrants.

8.      There are no issuances of equity securities by Delwinds prior to the Closing.

9.       That 160,000 Cantor Commitment Shares are issued at the Closing pursuant to the Cantor Agreement (though the actual number of shares issuable to the Cantor Investor at or after the Closing may be different).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this joint proxy statement/consent solicitation statement/prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of Delwinds. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this joint proxy statement/consent solicitation statement/prospectus, forward-looking statements may be identified by the use of words such as “estimate,” “continue,” “could,” “may,” “might,” “possible,” “predict,” “should,” “would,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Delwinds and FOXO caution readers of this joint proxy statement/consent solicitation statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Delwinds’ and FOXO’s control, which could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of FOXO’s products and services, the potential success of FOXO’s marketing and expansion strategies, potential benefits of the Business Combination (including with respect to stockholder value), and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this joint proxy statement/consent solicitation statement/prospectus, and on the current expectations of FOXO’s and Delwinds’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

•        the size and conditions affecting the markets in which FOXO expects to sell products and services;

•        FOXO’s success in developing epigenetic biomarkers with actuarial significance and acceptance of using those epigenetic biomarkers by life insurance carriers and customers;

•        the success of relationships FOXO expects to establish with insurance carriers and reinsurers;

•        fluctuations in capital spending in the life insurance market;

•        the continued impact of the COVID-19 pandemic on the global economy and financial markets, including any restrictions on FOXO’s operations and the operations of FOXO’s customers and suppliers resulting from public health requirements and government mandates;

•        changes in applicable laws or regulations;

•        the possibility that FOXO’s business or the Combined Company may be adversely affected by other economic business, and/or competitive factors;

•        the risk that current trends in the life insurance product market decelerate or do not continue;

•        estimates for the prospects and financial performance of FOXO’s business may prove to be incorrect or materially different from actual results;

•        the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any insurance or other regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Combined Company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Delwinds or FOXO is not obtained;

•        failure to realize the anticipated benefits of the proposed Business Combination;

•        risks relating to the uncertainty of accelerated underwriting and changing conditions of the industries in which FOXO expects to operate;

•        risks related to future market adoption of FOXO’s offerings;

•        risks related to FOXO’s marketing and growth strategies;

•        the effects of competition on FOXO’s future business;

•        the amount of redemption requests made by Delwinds’ public stockholders;

•        the ability of Delwinds or the Combined Company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future;

•        FOXO and Delwinds’ inability to complete the proposed Business Combination as contemplated by the Merger Agreement;

•        matters discovered by the parties as they complete their respective due diligence investigation of the other;

•        the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by Delwinds stockholders;

•        the ability of the Combined Company to meet the initial listing standards of the New York Stock Exchange upon consummation of the Business Combination;

•        costs related to the proposed Business Combination;

•        expectations with respect to future operating and financial performance and growth, including when FOXO will generate positive cash flow from operations;

•        FOXO’s ability to raise funding on reasonable terms as necessary to develop its products in the timeframe contemplated by its business plan;

•        FOXO’s ability to execute its anticipated business plans and strategy;

•        the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination and definitive agreements for the Business Combination by the stockholders of Delwinds;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against FOXO or Delwinds related to the Business Combination, and those factors discussed in Delwinds’ IPO Prospectus under the heading “Risk Factors,” and other documents of Delwinds filed, or to be filed, with the SEC; and

•        other risks and uncertainties described in this joint proxy statement/consent solicitation statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of Delwinds’ or FOXO’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Delwinds nor FOXO presently know or that Delwinds and FOXO currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Delwinds’ and FOXO’s expectations, plans or forecasts of future events and views as of the date of this joint proxy statement/consent solicitation statement/prospectus. Delwinds and FOXO anticipate that subsequent events and developments may cause Delwinds’ and FOXO’s assessments to change. However, while we may elect to update these forward-looking statements at some point in the future, Delwinds and FOXO specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Delwinds’ and FOXO’s assessments as of any date subsequent to the date of this joint proxy statement/consent solicitation statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Delwinds’ and FOXO’s control. Forward-looking statements are not guarantees of performance. All forward-looking statements attributable to Delwinds or FOXO or a person acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS ABOUT THE DELWINDS SPECIAL MEETING

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Delwinds Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Delwinds stockholders. We urge you to read this entire joint proxy statement/consent solicitation statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Delwinds Special Meeting. See also the section of this joint proxy statement/consent solicitation statement/prospectus titled “Where You Can Find More Information.”

Q:     Why am I receiving this joint proxy statement/consent solicitation statement/prospectus?

A:     Delwinds stockholders are being asked to consider and vote upon a proposal to approve the Business Combination contemplated by the Merger Agreement, among other proposals. Upon the completion of the transactions contemplated by the Merger Agreement, FOXO will become a wholly-owned subsidiary of Delwinds. A copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A.

This joint proxy statement/consent solicitation statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Delwinds Special Meeting. You should read this joint proxy statement/consent solicitation statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

THE VOTE OF DELWINDS STOCKHOLDERS IS IMPORTANT.    DELWINDS STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE DELWINDS SPECIAL MEETING.

Q:     What proposals are stockholders of Delwinds being asked to vote upon?

A:     Stockholders of Delwinds are being asked to vote upon the following proposals:

(1)    The NTA Proposal (Proposal 1) — To approve and adopt, subject to the approval of the Business Combination Proposal, the following amendments to the Current Charter (together, the “NTA Amendments”), which shall be effective, if adopted and implemented by Delwinds, prior to the consummation of the proposed Business Combination, to remove from the Current Charter requirements limiting Delwinds’ ability to redeem shares of Delwinds Class A common stock and consummate an initial business combination if the amount of such redemptions would cause Delwinds to have less than $5,000,001 in net tangible assets:

(a)     Section 9.2(a) of the Current Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)     The following language shall be removed from Section 9.7 of the Current Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

(2)    The Business Combination Proposal (Proposal 2) — To approve and adopt the Merger Agreement and the transactions contemplated therein pursuant to which at the Effective Time of the Merger:

(a)     each outstanding share of FOXO Class A common stock will be cancelled in exchange for the right to receive Class A Common Stock;

(b)    each outstanding share of FOXO Class B common stock will be cancelled in exchange for the right to receive Class V Common Stock; and

(c)     Delwinds will assume (i) each outstanding option to purchase shares of FOXO common stock, whether vested or unvested (each, an “Assumed Option”), and (ii) each outstanding warrant exercisable for shares of FOXO common stock (whether vested or unvested) (each, an “Assumed Warrant”), in each case that are outstanding immediately prior to the Effective Time, and the Assumed Options and Assumed Warrants will be converted to the right to purchase shares of Class A Common Stock, subject to adjustments in accordance with the terms of the Merger Agreement.

Other than Assumed Options and Assumed Warrants, all other convertible securities and other rights to purchase capital stock of FOXO will be retired and terminated, if they have not been converted, exchanged or exercised for FOXO Class A common stock or FOXO Class B common stock immediately prior to the Effective Time.

We refer to this proposal as the “Business Combination Proposal.” A copy of the Merger Agreement is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex A.

In addition to the approval of the Proposals at the Delwinds Special Meeting, unless waived by the parties to the Merger Agreement, in accordance with applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Merger Agreement including, among other things, receipt of the requisite stockholder approval contemplated by this joint proxy statement/consent solicitation statement/prospectus. For more information about the closing conditions to the Business Combination, see the section of this joint proxy statement/consent solicitation statement/prospectus titled “Business Combination Proposal — Conditions to the Closing.”

The Merger Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of FOXO and Delwinds, or by FOXO or Delwinds acting alone, in specified circumstances. For more information about the termination rights under the Merger Agreement, see the section titled “Business Combination Proposal — Termination.”

Pursuant to the Current Charter, in connection with the Business Combination, Delwinds public stockholders may elect to redeem, effective upon the closing of the Business Combination, shares of Delwinds Class A common stock then held by them for cash equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of Delwinds’ Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Delwinds to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. As of July 6, 2022, based on funds in the Trust Account of approximately $111.0 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of Delwinds Class A common stock was approximately $10.035 per share. Delwinds public stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of Delwinds Class A common stock for cash. This means that public stockholders who hold shares of Delwinds Class A common stock on or before [          ], 2022 (two (2) business days before the Delwinds Special Meeting) will be eligible to elect to have their shares of Delwinds Class A common stock redeemed for cash in connection with the Delwinds Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Delwinds Special Meeting.

A public stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate such stockholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the shares of Delwinds common stock included in the units of Delwinds sold in the IPO (including overallotment securities sold to Delwinds’ underwriters in connection with the IPO). Holders of Delwinds’ outstanding public warrants and units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Delwinds units must separate the underlying shares of Delwinds Class A common stock and public warrants prior to exercising redemption rights with respect to the public Delwinds Class A common stock.

See the section titled “Delwinds Special Meeting — Redemption Rights.”

The Business Combination will be consummated only if the Required Proposals are approved at the Delwinds Special Meeting, which Required Proposals include the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Director Election Proposal, and the NYSE Proposal. The Required Proposals are conditioned on the approval of the Business Combination Proposal. The Advisory Charter Proposals and the Insider Letter Amendment Proposal are conditioned on the Required Proposals. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/consent solicitation statement/prospectus.

The Business Combination involves numerous risks. For more information about these risks, see the section titled “Risk Factors.”

(3)     The Charter Proposal (Proposal 3) — Assuming the Business Combination Proposal (Proposal 2) is approved and adopted, to approve and adopt the Proposed Charter, in the form attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B (the “Proposed Charter”), which will amend and restate the Current Charter (as amended by the NTA Proposal, if approved) in its entirety and be effective when duly filed with the Secretary of State of the State of Delaware in connection with the Closing.

(4)    Advisory Charter Proposals (Proposals 4 – 8) — To consider and vote upon, on a non-binding basis, certain governance provisions in the Proposed Charter, presented separately in accordance with SEC requirements. A summary of these provisions is set forth in the “Advisory Charter Proposals (Proposals 4 – 8)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of these provisions is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex B. You are encouraged to read them in their entirety.

(5)    The Incentive Plan Proposal (Proposal 9) — To approve and adopt an equity incentive award plan established to be effective as of the Closing of the Business Combination. A summary of the Incentive Plan is set forth in the “The Incentive Plan Proposal (Proposal 9)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of the Incentive Plan is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex D. You are encouraged to read the Incentive Plan in its entirety.

(6)    Management Contingent Share Plan Proposal (Proposal 10) — To approve and adopt an earnout incentive plan (referred to as the Management Contingent Share Plan) to be effective following the Closing. A summary of the Management Contingent Share Plan is set forth in the “Management Contingent Share Plan Proposal (Proposal 10)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of the Management Contingent Share Plan is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex E. You are encouraged to read the Management Contingent Share Plan in its entirety.

(7)    Insider Letter Amendment Proposal (Proposal 11) — To approve and adopt a proposal to amend, effective at the Closing, the lock-up period applicable to certain shares of Delwinds stock held by the Sponsor set forth in the Insider Letter, dated December 20, 2020, by and among Delwinds, the Sponsor and directors and officers of Delwinds, to reduce this period from one year to six months after the consummation of the Business Combination. A summary of this letter is set forth in the “Insider Letter Amendment Proposal (Proposal 11)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of this amendment is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex F. You are encouraged to read this amendment in its entirety.

(8)    The NYSE Proposal (Proposal 12) — To consider and vote upon, for purposes of complying with the applicable listing rules of the NYSE, the issuance of more than 20% of Delwinds common stock in connection with the Business Combination, the Support Subscription Agreements and the Cantor Agreement.

(9)    The Director Election Proposal (Proposal 13) — To consider and vote upon the election of seven (7) directors, who, upon consummation of the Business Combination, will constitute all the members of the board of directors of the Combined Company.

(10)  The Adjournment Proposal (Proposal 14) — To consider and vote upon a proposal to adjourn the Delwinds Special Meeting to a later date or dates, if necessary or appropriate as determined by the Delwinds Board.

Q:     What interests do Delwinds’ initial stockholders and current officers and directors and its financial advisors have in the Business Combination?

A:     In considering the recommendation of Delwinds’ Board to vote in favor of the Business Combination, Public Stockholders should be aware that, aside from their interests as stockholders, Delwinds’ initial stockholders, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Delwinds’ other stockholders generally, including the aggregate amount at risk to the Delwinds’ initial stockholders of $6,350,000, which is the amount paid for the Founder Shares and the Private Units. Delwinds’ directors and the members of the Special Committee were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Delwinds stockholders that they approve the Business Combination. Further, the interests of members of the Sponsor or current officers or directors of Delwinds may be different from or in addition to (and which may conflict with) your interests and may be incentivized to complete a less favorable business combination rather than liquidating Delwinds. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that, unless Delwinds consummates an initial business combination, Delwinds’ officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 6, 2022, none of Delwinds’ officers and directors have incurred any out-of-pocket expenses);

•        the fact that, as a condition to the IPO, pursuant to the Insider Letter, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the Delwinds Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which Delwinds completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Delwinds stockholders having the right to exchange their shares of common stock for cash, securities or other property (while the Founder Shares are not the same as the Delwinds Class A common stock, are subject to certain restrictions that are not applicable to the Delwinds Class A common stock, and may become worthless if Delwinds does not complete a business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), the aggregate value of the 5,031,250 Founder Shares owned by Delwinds’ initial stockholders is estimated to be approximately $50.5 million, assuming the per share value of the Founder Shares is the same as the $10.03 closing price of the Delwinds Class A common stock on the NYSE on July 6, 2022);

•        the fact that the initial stockholders purchased an aggregate of 632,500 Private Units, each consisting of one share of Delwinds Class A common stock, and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one share of Delwinds Class A common stock for $11.50 per share, for a purchase price of $6,325,000, or $10.00 per Private Unit, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 632,500 Private Units held by the Sponsor is estimated to be approximately $6.4 million, assuming the per unit value of the Private Units is the same as the $10.11 closing price of the Public Units on the NYSE on July 6, 2022);

•        the fact that the initial stockholders have agreed that the Private Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after Delwinds has completed a business combination, subject to limited exceptions;

•        the fact that the Sponsor purchased from Delwinds 5,750,000 shares of the Delwinds Class B common stock for an aggregate price of $25,000 (on November 30, 2020, the Sponsor returned to Delwinds, at no cost, an aggregate of 718,750 Founder Shares, which Delwinds cancelled, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor) and paid $6,325,000 to purchase the Private Units for an aggregate purchase price of $6,350,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the Class A common stock on July 6, 2022, which was $10.03, would have an aggregate value of $50.5 million as of the same date and including the purchase of the Private Units and based on the closing trading price of the Public Units on July 6, 2022, which was $10.11, would have an aggregate value of $6.4 million. If Delwinds does not consummate the Business Combination or another initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), and Delwinds is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.005 per share that the members of the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, members of the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Delwinds public stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        the fact that, if Delwinds does not complete an initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), a portion of the proceeds from the sale of the Private Warrants will be included in the liquidating distribution to Delwinds’ public stockholders and the Private Warrants will expire worthless;

•        the fact that, if the Trust Account is liquidated, including in the event Delwinds is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Delwinds, if and to the extent any claims by a third party for services rendered or products sold to Delwinds, or a prospective target business with which Delwinds has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Delwinds’ indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act;

•        the fact that, pursuant to the Underwriting Agreement entered into by Delwinds and the IPO Underwriters, underwriting commissions of $3,021,875 (the “Deferred UW Fee”), if any, will be payable to Cantor and Cantor will also be reimbursed for reasonable out-of-pocket costs and expenses associated with services performed in connection with the IPO. Accordingly, Cantor has an interest in Delwinds completing the Business Combination because if the Business Combination, or another initial business combination, is not consummated, the Deferred UW Fee will not be received by Cantor and these expenses will not be reimbursed;

•        On February 23, 2022, Delwinds issued a promissory note in the principal amount of up to $2,000,000 to the Sponsor (the “Sponsor February Promissory Note”) for working capital expenses. As of July 6, 2022, Delwinds had drawn down $560,000 under the Sponsor February Promissory Note;

•        the fact that, if the Business Combination or another initial business combination is not consummated, the Sponsor February Promissory Note, which note may be repaid in cash or, at the election of the Sponsor, in the form of units of Delwinds (the “Conversion Units”) with terms equivalent to the terms of outstanding Private Units, at the closing of the Business Combination, may not be repaid to Sponsor, in whole or in part and persons or entities that provided the funds made available to Delwinds for working capital purposes in connection with the Sponsor February Promissory Note will not be repaid the amounts that they contributed for this purpose;

•        the fact that, if the Business Combination is not consummated, the Subscription Investors, which are comprised of Andrew J. Poole, Delwinds’ Chairman and Chief Executive Officer, and The Gray Insurance Company, which is affiliated with the Sponsor and of which Delwinds director Michael Gray, is principal executive and President, will not be obligated and will not purchase shares of Class A Common Stock pursuant to the terms and conditions of the Support Subscription Agreements, in spite of time and expense that they may have devoted to negotiating and entering into such arrangements;

•        the fact that, if the Business Combination is not consummated, and The Gray Insurance Company, which is affiliated with the Sponsor and of certain directors and officers of Delwinds, will remain invested in FOXO and such investment may be illiquid or may not provide a positive rate of return to and The Gray Insurance Company; and

•        the fact that Andrew J. Poole is an anticipated nominee to the Combined Company Board and, as such, after the proposed Business Combination is consummated, Mr. Poole will in the future receive any cash fees, stock options or stock awards that the Combined Company Board determines to pay to its directors.

These interests may have influenced Delwinds’ directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:     Why is the NTA Proposal being proposed?

A:     The adoption of the proposed amendments to remove the net asset test limitation from the Current Charter is being proposed in order to facilitate the consummation of the Business Combination, by permitting redemptions by public stockholders even if such redemptions result in Delwinds having net tangible assets that are less than $5,000,001. The purpose of the net asset test limitation was initially to ensure that the Delwinds Class A common stock is not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Delwinds Class A common stock and the Combined Company’s common stock would not be deemed to be a “penny stock,” as such securities are listed on a national securities exchange, Delwinds is presenting the NTA Proposal to facilitate the consummation of the Business Combination. At the Closing, if Delwinds has less than $5,978,125 in cash or cash equivalents, the Subscription Investors will purchase Class A common stock in accordance with the obligations set forth in the Support Subscription Agreements (as adjusted as a result of the RBCCM Termination), prior to the Business Combination, which may facilitate the consummation of the Business Combination. For more information, see “The NTA Proposal (Proposal No. 1) — Reasons for the Amendments.”

Q:     Are the proposals conditioned on one another?

A:     Yes. Each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Director Election Proposal, and the NYSE Proposal, are referred to herein as “Required Proposals.” The remaining Proposals, consisting of the NTA Proposal, the Advisory Charter Proposals, the Insider Letter Amendment Proposal, and the Adjournment Proposal, are not Required Proposals. Unless the Business Combination Proposal is approved, the Required Proposals will not be presented to the stockholders of Delwinds at the Delwinds Special Meeting, because they are conditioned on the approval of the Business

Combination Proposal. The Business Combination Proposal, the Advisory Charter Proposals and the Insider Letter Amendment Proposal are likewise conditioned on the approval of these Required Proposals. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/consent solicitation statement/prospectus.

It is important for you to note that if the Business Combination Proposal does not receive the requisite vote for approval, Delwinds will not consummate the Business Combination. If Delwinds does not consummate the Business Combination and fails to complete an initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), Delwinds will be required, in accordance with the Current Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (less amounts released to pay franchise and income tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to redemptions) to its public stockholders. On June 6, 2022, at a special meeting of Delwinds’ stockholders (the “Extension Meeting”), Delwinds’ stockholders approved the Extension Amendment, which extends the date by which Delwinds must consummate its initial business combination from June 15, 2022 to September 15, 2022 (or such earlier date as determined by the Delwinds Board). If Delwinds’ initial business combination is not consummated by September 15, 2022, then Delwinds’ existence will terminate, and Delwinds will distribute amounts in the Trust Account as provided in Delwinds’ Current Charter.

Q:     When and where will the Delwinds Special Meeting take place?

A:     The Delwinds Special Meeting will be held on [          ], 2022 at [          ], Eastern Time, via live audio webcast or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:     What will happen in the Business Combination?

A:      At the Closing, Merger Sub will merge with and into FOXO, with FOXO surviving such Merger, as a result of which specified FOXO Stockholders (except those who properly exercise appraisal or dissenters rights under applicable law) will receive newly issued shares of Class A Common Stock and Class V Common Stock, and the Assumed Options and Assumed Warrants will be assumed by Delwinds. For details and more information please see the sections entitled “Business Combination Proposal (Proposal 2) — the Merger Agreement — Consideration to FOXO Stockholders in the Merger.” Upon consummation of the Business Combination, FOXO will become a wholly-owned subsidiary of Delwinds. After the Closing of the Business Combination, the cash held in the Trust Account will be released from the Trust Account and used to pay each of Delwinds’ and FOXO’s transaction expenses and other liabilities of Delwinds due as of the Closing, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A.

Q:     What equity stake will current Delwinds stockholders and FOXO Stockholders hold in the Combined Company immediately after the Closing?

A:     Upon consummation of the Business Combination (assuming, among other things, that no additional Public Stockholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) Delwinds’ public stockholders are expected to own approximately 26.5% of the outstanding Combined Company common stock (and 21.1% of the voting power of the Combined Company common stock), (ii) the Sponsor and initial stockholders are expected to own approximately 13.6% of the outstanding Combined Company common stock (and 10.8% of the voting power of the Combined Company common stock), (iii) the FOXO Stockholders (without taking into account any public shares held by FOXO Stockholders prior to the consummation of the Business Combination) are expected to own approximately 59.5% of the Combined Company common stock (and 67.8% of the voting power of the Combined Company common stock), (iv) no Class A Common Stock is purchased pursuant to the Support Subscription Agreements, and (v) at the Closing 160,000 shares of Class A Common Stock in satisfaction of the Cantor Commitment Fee.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) 9,200,000 Management Contingent Shares are issued to members of Combined Company management, (ii) no additional public stockholders exercise their redemption rights in connection with the Business Combination, (iii) 14,493,191 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock are issued to former stockholders of FOXO in accordance with the Merger Agreement, and (iv) no awards are issued under the Incentive Plan. If actual facts are different from these assumptions, the percentage ownership retained by the Delwinds stockholders and FOXO stockholders in the Combined Company, and associated voting power, will be different.

If any of Delwinds’ public stockholders exercise redemption rights in connection with the Closing, the percentage of the Combined Company’s outstanding common stock held by Delwinds’ public stockholders will decrease and the percentages of the Combined Company’s outstanding common stock held by the Sponsor and by the FOXO Stockholders will increase, in each case, relative to the percentage held if none of the shares of Delwinds Class A common stock are redeemed.

If any of Delwinds’ public stockholders as of July 6, 2022 redeem their Public Shares at Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant of $0.15 as of July 6, 2022, would be $1.5 million, regardless of the number of shares redeemed by Public Stockholders. Upon the issuance of the Combined Company common stock in connection with the Business Combination, the percentage ownership of the Combined Company by Delwinds’ public stockholders who do not redeem their Public Shares will be diluted. Delwinds public stockholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Delwinds public stockholders. The percentage of the total number of outstanding shares of Common Stock that will be owned by Delwinds public stockholders as a group will vary based on the number of Public Shares for which the holders thereof elect to have redeemed in connection with the Business Combination.

The following table illustrates varying ownership levels of the Combined Company immediately following the Business Combination:

	No Further Redemptions	%	10% Redemptions	%	50% Redemptions	%	75% Redemptions	%	Maximum Redemptions (2)%
FOXO stockholders	23,693,191	56.7%	23,693,191	58.3%	23,693,191	65.4%	23,693,191	70.8%	23,693,191	75.7%
Delwinds public stockholders	11,047,578	26.5%	9,942,820	24.5%	5,523,789	15.2%	2,761,895	8.3%	—	—
Sponsor Shares	5,663,750	13.6%	5,663,750	13.9%	5,663,750	15.7%	5,663,750	16.9%	5,663,750	18.1%
Cantor Commitment Shares(1)	160,000	0.4%	160,000	0.4%	160,000	0.4%	160,000	0.5%	160,000	0.5%
Subscription Shares	—	—	—	—	—	—	—	—	597,813	1.9%
Total Class A Shares	40,564,519	97.2%	39,459,761	97.1%	35,040,730	96.7%	32,278,836	96.5%	30,114,754	96.2%
Total Class V Shares	1,186,536	2.8%	1,186,536	2.9%	1,186,536	3.3%	1,186,536	3.5%	1,186,536	3.8%
	41,751,055	100.0%	40,646,297	100.0%	36,227,266	100.0%	33,465,372	100.0%	31,301,290	100.0%

____________

(1)      Includes 160,000 shares of Class A Common Stock representing the Cantor Commitment Fee.

(2)      Assumes that 11,047,578 Public Shares are redeemed for aggregate redemption payments of approximately $111.2 million, assuming a $10.07 per share Redemption Price, based on one month of payments that has already occurred as well as an anticipated additional month of payments to the Trust Account as a result of the Extension Loan.

For additional information regarding assumptions incorporated into the information presented above, including, without limitation, “maximum redemptions,” see the sections titled “Frequently Used Terms — Share Calculations and Ownership Percentages,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Business Combination Proposal — The Merger Agreement — Consideration to FOXO Stockholders in the Merger.”

Q:     What conditions must be satisfied to complete the Business Combination?

A:     In addition to the Required Proposals, there are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of FOXO of the Business Combination. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “The Business Combination Proposal (Proposal 2) — The Merger Agreement” and “Summary of the Joint Proxy Statement/Consent Solicitation/Prospectus The Proposals — The Business Combination Proposal (Proposal 2) — Conditions to Closing.”

Q:     Why is Delwinds providing stockholders with the opportunity to vote on the Business Combination?

A:     Under the Current Charter, Delwinds must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Delwinds’ initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons,

Delwinds has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Delwinds is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination.

Q:     If the NTA Proposal is not approved by the Delwinds stockholders and the net tangible assets requirement in the Current Charter remains applicable, are there any arrangements to help ensure that Delwinds will have sufficient funds, together with the proceeds in its Trust Account, to meet the net tangible assets requirement in the Current Charter for consummating the Business Combination?

A:     Yes. In connection with the execution of the Merger Agreement, Delwinds entered into Support Subscription Agreements with certain investors pursuant to which, in the event that cash and cash equivalents in the Trust Account as of the Closing, after satisfaction of Redemptions but prior to payment of expenses and liabilities due at the Closing, are less than the Threshold Amount (which is subject to reduction in accordance with the terms of the Support Subscription Agreements, such investors initially agreed to purchase up to an aggregate of 1,000,000 shares of Class A Common Stock for an aggregate purchase price of $10,000,000 or $10.00 per share), which, as a result of the RBCCM Termination was reduced to $5,978,125, resulting in such investors being required to purchase up to an aggregate of 597,813 shares of Class A Common Stock for an aggregate purchase price of $5,978,125 or $10.00 per share.

The proceeds from the Trust Account will be used to pay any loans owed by Delwinds if the initial Business Combination is completed, stockholders who properly exercise their redemption rights, for any Delwinds transaction expenses or other administrative expenses incurred by Delwinds, and to pay all unpaid transaction expenses of FOXO and any remainder will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions. In addition, Delwinds and/or FOXO may seek to arrange for additional third-party financing which may be in the form of debt (including bank debt or convertible notes) or equity, the proceeds of which would be used for a variety of purposes including, in the case of Delwinds, to meet the net tangible assets condition for consummating the Business Combination.

Q:     How many votes do I have at the Delwinds Special Meeting?

A:     Delwinds stockholders are entitled to one vote at the Delwinds Special Meeting for each share of Delwinds common stock held of record as of [          ], 2022, the record date for the Delwinds Special Meeting (the “Record Date”). Holders of Delwinds Class A common stock and Delwinds Class B common stock will vote together as one class on all Proposals. As of the close of business on the Record Date, there were [___] outstanding shares of Delwinds Class B common stock and [____] outstanding shares of Delwinds Class A common stock.

Q:     What vote is required to approve the proposals presented at the Delwinds Special Meeting?

A:     The approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Delwinds common stock as of the Record Date, and the approval of the Charter Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Delwinds common stock as of the Record Date. Accordingly, a Delwinds stockholder’s failure to vote by proxy or to vote in person at the Delwinds Special Meeting, or an abstention (if a valid quorum is established for the meeting), will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal. Approval of the Charter Proposal is a condition to the approval of the Business Combination. The approval of the Director Election Proposal requires the affirmative vote of holders of at least a plurality of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting.

In contrast, the approval of the remaining Proposals (including the Business Combination Proposal) each require the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast by the stockholders, which are represented in person or by proxy and entitled to vote thereon at the Delwinds Special Meeting. As a result, a Delwinds stockholder’s failure to vote by proxy or to vote in person in respect of those remaining Proposals (including the Business Combination Proposal) at the Delwinds Special Meeting, or to abstain, will not be counted for or against the number of shares of Delwinds common stock required for the vote on those Proposals.

If the Business Combination Proposal is not approved, the Required Proposals will not be presented to the Delwinds stockholders for a vote, although the Adjournment Proposal may be presented. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination

Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination.

The Sponsor and Delwinds’ directors and officers have agreed to vote their shares in favor of the Business Combination and the Merger, including the Business Combination Proposal and the other Proposals.

Q:     What constitutes a quorum at the Delwinds Special Meeting?

A:     Holders present in person or by proxy of shares of issued and outstanding Delwinds common stock representing a majority of the voting power of all outstanding shares of Delwinds common stock entitled to vote at the Delwinds Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Delwinds Special Meeting. As of the Record Date, 8,355,665 shares of Delwinds common stock would be required to achieve a quorum.

Q:     May the Sponsor or Delwinds’ directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, or Delwinds’ directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of Delwinds’ Sponsor or the other members of the Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Delwinds’ shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor or any other member of the Sponsor or Delwinds’ directors, officers or advisors or their respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be transacted at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:     How will the Sponsor and the directors and officers of Delwinds vote?

A:     The Sponsor and Delwinds’ officers and directors each entered into the Insider Letter, pursuant to which they have agreed to vote their Founder Shares and any public shares purchased during or after Delwinds’ initial public offering (including in open market and privately negotiated transactions) in favor of the Business Combination, including each of the Proposals. Accordingly, because of the Insider Letter, it is more likely that the necessary stockholder approval for the Proposals will be received.

Q:     What interests do FOXO’s current officers and directors have in the Business Combination?

A:      Members of the FOXO Board and FOXO’s executive officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests. These interests include, among others, upon consummation of the Merger Agreement: (i) certain members of the FOXO Board and FOXO’s executive officers will be awarded restricted stock awards under the Management Contingent Share Plan, (ii) certain members of the FOXO Board are expected to serve as members of the Combined Company Board, (iii) certain of FOXO’s executive officers will enter into employment agreements with the Combined Company in connection with the Business Combination, and (iv) certain members of the FOXO Board and executive officers hold equity interests in FOXO, which will be converted into the right to receive equity interests in the Combined Company in connection with the Business Combination, certain of which equity interests in the Combined Company will be Class V Common Stock, which will entitle the holder thereof to ten votes per share of Class V Common Stock. Additionally, in connection with the Extension Amendment, on June 6, 2022, FOXO agreed to provide Delwinds the Extension Loan in an aggregate principal amount of up to $1,159,995.69 to be deposited into the Trust Account for each Public Share that was not redeemed in connection with the extension of Delwinds’ termination date for each month past June 15, 2022 until September 15, 2022, which may be drawn down in three equal amounts of $386,665.23 per withdrawal, between the 15th and 22nd of each of June, July and August 2022. A sum of $386,665.23 was promptly drawn down on the Extension Loan and deposited into the Trust Account to cover the first month of the extension. If the Business Combination is not consummated, Delwinds is not obligated to repay the Extension Loan and any funds loaned thereunder will not be recovered by FOXO.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 2) — Interests of FOXO’s Directors and Officers in the Business Combination” and “Executive and Director Compensation of FOXO — Employment Agreements and Other Arrangements with Executive Officers and Directors” of this joint proxy statement/consent solicitation statement/prospectus for a further discussion of these interests.

Q:     How do the Public Warrants differ from the Private Warrants and what are the related risks to any holders of Public Warrants following the Business Combination?

A:     The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of the Business Combination and they will not be redeemable by the Combined Company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the Combined Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Following the Business Combination, the Combined Company may redeem the Public Warrants, prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. The Combined Company will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrantholders. The Combined Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of Class A Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by the Combined Company, if the Combined Company has elected to require the exercise of Public Warrants on a cashless basis, the Combined Company will not redeem the warrants as described above if the issuance of shares of Class A Common Stock upon exercise of Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Combined Company is unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In the event the Combined Company determines to redeem the Public Warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by the Combined Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Combined Company’s posting of the redemption notice to DTC.

The closing price for the Delwinds Class A Common Stock as of [        ], 2022 was $[      ] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Q:     What happens if I sell my shares of Delwinds Class A common stock before the Delwinds Special Meeting?

A:     The Record Date is earlier than the date of the Delwinds Special Meeting. If you transfer your shares of Delwinds Class A common stock after the Record Date, but before the Delwinds Special Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Delwinds Special Meeting.

However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of Delwinds Class A common stock prior to the Record Date, you will have no right to vote those shares at the Delwinds Special Meeting.

Q:     What happens if a substantial number of the public stockholders vote in favor of the Business Combination and exercise their redemption right?

A:     Delwinds stockholders who vote in favor of the Business Combination may nevertheless also exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, unless the NTA Proposal is approved, the consummation of the Business Combination is conditioned upon, among other things, the net tangible assets condition required in the Current Charter of having $5,000,001 immediately prior to or upon consummation of the Business Combination. In addition, with fewer Public Shares and public stockholders, the trading market for the Combined Company’s stock may be less liquid than the market for Delwinds common stock was prior to consummation of the Business Combination and Combined Company may not be able to meet the listing standards of the NYSE. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into FOXO’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Delwinds’ public stockholders exercise the maximum allowed redemption rights.

Q:     What happens if I vote against any of the Required Proposals (consisting of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal and the NYSE Proposal)?

A:     If any of the Required Proposals are not approved, the Business Combination is not consummated and Delwinds does not otherwise consummate an alternative business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), pursuant to the Current Charter, Delwinds will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders, unless Delwinds seeks and obtains the consent of its stockholders to amend the Current Charter to extend the date by which it must consummate its initial business combination (an “Extension”), in which event, Delwinds’ public stockholders will be entitled to redemption rights in accordance with the Current Charter. On June 6, 2022, Delwinds’ stockholders approved the Extension Amendment, which extends the date by which Delwinds must consummate its initial business combination from June 15, 2022 to September 15, 2022 (or such earlier date as determined by the Delwinds Board). If Delwinds’ initial business combination is not consummated by September 15, 2022, then Delwinds’ existence will terminate, and Delwinds will distribute amounts in the Trust Account as provided in Delwinds’ Current Charter.

Q:     Do I have redemption rights in connection with the Business Combination?

A:     Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Current Charter. As of July 6, 2022, based on funds in the Trust Account of approximately $111.0 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of Delwinds Class A common stock was approximately $10.035 per share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of Delwinds Class A common stock for cash and will only have equity interests in the Combined Company pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Delwinds’ transfer agent prior to the Delwinds Special Meeting. See the section titled “The Delwinds Special Meeting — Redemption Rights” for the procedures to be followed if you wish to elect to have Delwinds redeem your shares for cash.

Q:     Will my vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether or not you attend or vote your shares of Delwinds common stock at the Delwinds Special Meeting, and regardless of how you vote your shares. As a result, the Merger Agreement and the Required Proposals can be approved by stockholders who will elect to have their shares redeemed and who will no longer remain stockholders, leaving stockholders who choose not to elect to have their shares redeemed holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash than Delwinds and the potential inability of the Combined Company to meet the listing standards of the NYSE.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on [          ], 2022 (two (2) business days before the date of the Delwinds Special Meeting), tender your shares physically or electronically using The Depository Trust Company’s Deposit Withdrawal At Custodian (DWAC) system and submit a request in writing, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, that Delwinds redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Delwinds’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Delwinds common stock. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the Public Shares, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Delwinds’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Delwinds does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Delwinds’ consent, until the consummation of the Business Combination, or such other date as determined by the Delwinds Board. If you delivered your shares for redemption to Delwinds’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Delwinds’ transfer agent return the shares (physically or electronically). You may make such request by contacting Delwinds’ transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     We expect that a U.S. holder (as defined below) that exercises its redemption rights to receive cash from the Delwinds Trust Account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. holder owns or is deemed to own (including through the ownership of public warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “The Business Combination Proposal (Proposal 2) — U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:     If I am a warrant holder, can I exercise redemption rights with respect to my Warrants?

A:     No. The holders of Warrants have no redemption rights with respect to Warrants.

Q:     If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:     No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such Units into Public Shares, and Public Warrants. This must be completed far enough in advance to permit the mailing of the stock certificates for the Public Shares back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using The Depository Trust Company’s deposit withdrawal at custodian (“DWAC”) system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:     Do I have appraisal rights in connection with the proposed Business Combination?

A:     Delwinds stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     If the Business Combination is consummated, the funds held in the Trust Account will be released for:

•        payments to Delwinds stockholders who properly exercise their redemption rights;

•        certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by Delwinds or FOXO in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Merger Agreement;

•        deferred underwriting commissions and other fees, costs and expenses incurred in the IPO; and

•        general corporate purposes including, but not limited to, working capital for operations.

Any remaining cash will be used for working capital and general corporate purposes of the Combined Company. See “Summary of Joint Proxy Statement/Consent Solicitation Statement/Prospectus — Sources and Uses of Funds for the Business Combination,” for more information.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination Proposal (Proposal 2) — The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Delwinds is unable to complete the Business Combination or another initial business combination transaction by September 15, 2022 (or such other date as approved by the Delwinds stockholders), the Current Charter provides that Delwinds will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Delwinds’ remaining stockholders and Delwinds Board, dissolve and liquidate, subject in each case to Delwinds’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Delwinds expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Delwinds’ obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founder Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no liquidating distributions with respect to Delwinds’ outstanding Warrants. Accordingly, the Warrants will expire worthless.

Q:     When is the Business Combination expected to be completed?

A:     The Closing is expected to take place (i) as promptly as practicable, but in no event later than the second business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal (Proposal 2) — Conditions to the Closing” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by either Delwinds or FOXO if the Closing has not occurred by September 25, 2022 (the “Outside Date”), or another date in accordance with the terms of the Merger Agreement.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal (Proposal 2).”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this joint proxy statement/consent solicitation statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you are a stockholder of record of Delwinds as of [            ], 2022, the Record Date, you may submit your proxy before the Delwinds Special Meeting in any of the following ways, if available:

•        use the toll-free number shown on your proxy card;

•        visit the website shown on your proxy card to vote via the Internet; or

•        complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Delwinds Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting [            ]. You will need the control number that is printed on your proxy card to enter the Delwinds Special Meeting. Delwinds recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Delwinds Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Delwinds Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:     What will happen if I abstain from voting or fail to vote at the Delwinds Special Meeting?

A:     At the Delwinds Special Meeting, Delwinds will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal. Abstentions will have no effect on the other Proposals. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by Delwinds without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxy holders may use their discretion to vote on any other matters which properly come before the Delwinds Special Meeting.

Q:     If I am not going to attend the Delwinds Special Meeting in person, should I return my proxy card instead?

A:     Yes. Whether or not you plan to attend the Delwinds Special Meeting, please read the accompanying joint proxy statement/consent solicitation statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Delwinds believes the proposals presented to the stockholders will be considered non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the Delwinds Special Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide. However, the Adjournment Proposal is considered a routine proposal. Accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. If you are a holder of record of Delwinds common stock as of the close of business on the Record Date, whether you vote by mail, you can change your vote or revoke your proxy before it is voted at the Delwinds Special Meeting by sending a later-dated, signed proxy card to Delwinds’ secretary at the address listed below so that it is received by Delwinds’ secretary prior to the Delwinds Special Meeting or attend the Delwinds Special Meeting in person online and vote (although attending the Delwinds Special Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to Delwinds’ secretary, which must be received by Delwinds’ secretary prior to the Delwinds Special Meeting. If you are a beneficial owner of Delwinds common stock as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     Delwinds will pay the cost of soliciting proxies for the Delwinds Special Meeting. Delwinds has engaged Saratoga Proxy Consulting, LLC, which we refer to as “Saratoga,” to assist in the solicitation of proxies for the Delwinds Special Meeting. Delwinds has agreed to pay Saratoga a fee of $30,000, plus disbursements. Delwinds will reimburse Saratoga for reasonable out-of-pocket expenses and will indemnify Saratoga and its affiliates against certain claims, liabilities, losses, damages and expenses. Delwinds will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Delwinds common stock for their expenses in forwarding soliciting materials to beneficial owners of the Delwinds common stock and in obtaining voting instructions from those owners. Delwinds’ directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person online. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this joint proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact:

Bryce Quin

Chief Financial Officer and Secretary

One City Centre

1021 Main Street, Suite 1960

Houston, Texas 77002

(713) 337-4077

You may also contact our proxy solicitor,

Saratoga Proxy Consulting, at:

Joe Mills/John Ferguson

Saratoga Proxy Consulting LLC

520 Eighth Ave, 14th Floor

New York, NY 10018

(888) 368-0379

info@saratogaproxy.com

To obtain timely delivery, Delwinds stockholders must request the materials no later than [    ], 2022.

You may also obtain additional information about Delwinds from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Delwinds’ transfer agent prior to the Delwinds Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention:   Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE JOINT PROXY STATEMENT/CONSENT SOLICITATION
STATEMENT/PROSPECTUS

This summary highlights certain information contained in this joint proxy statement/consent solicitation statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Delwinds Special Meeting, you should read this entire joint proxy statement/consent solicitation statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information” of this joint proxy statement/consent solicitation statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to the “Combined Company” refer to Delwinds and its consolidated subsidiaries after giving effect to the Business Combination, including FOXO and its subsidiaries. References to the “Company” or “Delwinds” refer to Delwinds Insurance Acquisition Corp. and references to “FOXO” refer to FOXO Technologies Inc.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by Delwinds’ public stockholders and do not include any shares of Delwinds common stock issuable upon the exercise of the Warrants.

Parties to the Business Combination

Delwinds Insurance Acquisition Corp.

Delwinds is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Delwinds was incorporated under the laws of Delaware on April 27, 2020. Delwinds common stock, Units and Warrants are currently listed on the NYSE under the symbols “DWIN,” “DWIN.U” and “DWIN.WS,” respectively. The mailing address of Delwinds’ principal executive office is One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002, and its telephone number is (713) 337-4077.

Merger Sub

Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Delwinds, was formed on February 7, 2022 to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into FOXO, with FOXO surviving the Merger. As a result, FOXO will become a wholly-owned subsidiary of Delwinds.

Purchaser Representative

DIAC Sponsor LLC, a Delaware limited liability company and Delwinds’ Sponsor, is serving as the “Purchaser Representative” under the Merger Agreement, and in such capacity will represent the interests of Delwinds’ stockholders after the Closing (other than the FOXO securityholders immediately prior to the Effective Time and their successors and assigns) with respect to certain matters under the Merger Agreement.

FOXO Technologies Inc.

FOXO, a Delaware corporation, is a technology platform company focused on commercializing longevity science through products and services that serve the life insurance industry. The mailing address of FOXO’s principal executive office is 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, and its telephone number is (888) 925-1803.

FOXO is a development stage company and has not been profitable since its inception. For the three months ended March 31, 2022 and 2021, FOXO incurred net losses of $12,367,000 and $4,922,000, respectively. For the years ended December 31, 2021 and 2020, FOXO incurred net losses of $38,488,000 and $8,653,000, respectively. FOXO’s total revenues were $40,000 and $42,000 for the three months ended March 31, 2022 and 2021, respectively, and $120,000 and $63,000 for the years ended December 31, 2021 and December 31, 2020, respectively.

For more information about FOXO, see the sections entitled “Information About FOXO” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO.”

Proposals

The NTA Proposal (Proposal 1)

As discussed elsewhere in this joint proxy statement/consent solicitation/prospectus, assuming the Business Combination Proposal is approved, Delwinds is asking its stockholders to approve the NTA Proposal, which shall be effective, if adopted and implemented by Delwinds, prior to the consummation of the proposed Business Combination, to remove the limitation on share redemptions that would cause Delwinds to be unable to consummate the Business Combination if stockholder redemptions would cause Delwinds’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001. The approval of the NTA Proposal requires the affirmative vote of at least sixty-five percent (65%) of the issued and outstanding shares, as of the Record Date, of Delwinds common stock at the Delwinds Special Meeting.

We encourage stockholders to carefully consider the information set forth below under “Proposal No. 1 — The NTA Proposal.”

The Business Combination Proposal (Proposal 2)

Delwinds, Merger Sub, the Purchaser Representative and FOXO have agreed to the Business Combination under the terms of the Merger Agreement, dated as of February 24, 2022. This agreement, as amended on April 26, 2022 and July [  ], 2022, and as it may be further amended or supplemented from time to time, is referred to in this joint proxy statement/consent solicitation statement/prospectus as the “Merger Agreement.” Pursuant to the terms and subject to the conditions of the Merger Agreement, at the Closing, among other things:

(a)     each outstanding share of FOXO Class A common stock will be cancelled in exchange for the right to receive Class A Common Stock;

(b)    each outstanding share of FOXO Class B common stock will be cancelled in exchange for the right to receive Class V Common Stock; and

(c)     Delwinds will assume (i) each outstanding option to purchase shares of FOXO common stock, whether or not vested (each, an “Assumed Option”), and (ii) each outstanding warrant exercisable for shares of FOXO common stock, whether or not vested (each, an “Assumed Warrant”), in each case that are outstanding immediately prior to the Effective Time, and the Assumed Options and Assumed Warrants will be converted to the right to purchase shares of Class A Common Stock, subject to adjustments in accordance with the terms of the Merger Agreement. The Assumed Options and Assumed Warrants shall thereafter represent the right to purchase shares of Class A Common Stock.

Other than Assumed Options and Assumed Warrants, all other convertible securities and other rights to purchase capital stock of FOXO will be retired and terminated, if they have not been converted, exchanged or exercised for FOXO Class A common stock immediately prior to the Effective Time.

Voting and Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Delwinds and FOXO have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of FOXO required to approve the Transactions. Under the Voting Agreements, each FOXO stockholder party thereto agreed to vote all of such stockholder’s shares of FOXO in favor of the Merger Agreement and the Transaction and the other matters to be submitted to the FOXO Stockholders for approval in connection with the Transaction and each FOXO Security Holder party thereto has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transactions, in each case in the manner and subject to the conditions set forth in the Voting Agreements, and, in the case of the FOXO Stockholders, to provide a proxy to Delwinds to vote such FOXO shares accordingly (subject to the condition that the Registration Statement has been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the FOXO shares held by the FOXO Stockholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of FOXO entered into Lock-Up Agreements with Delwinds. Pursuant to the Lock-Up Agreements, each FOXO stockholder party thereto agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the 1-year anniversary of the Closing or, if the lock-up period applicable to the Founder Shares is amended in accordance with the Insider Letter Amendment Proposal, upon approval thereof by Delwinds stockholders, 180 days after the Closing (subject to early release if FOXO consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Delwinds restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Delwinds restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Delwinds restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

Non-Competition Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain FOXO executive officers entered into Non-Competition Agreements in favor of FOXO and Delwinds and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the FOXO executive officers signatory thereto agreed not to compete with Delwinds, FOXO and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

Cantor Agreement

On February 24, 2022, Delwinds entered into the Cantor Agreement. Under the Cantor Agreement, the Combined Company has the right, after the Closing from time to time, to sell to the Cantor Investor up to $40,000,000 in shares of Class A Common Stock for a period until the first day of the month next following the 36-month anniversary of when the SEC has declared effective a registration statement covering the resale of such shares of Class A Common Stock or until the date on which the facility has been fully utilized, if earlier. The Cantor Agreement provides for a commitment fee (the “Cantor Commitment Fee”) payable to Cantor on or prior to the Closing as consideration for its irrevocable commitment to purchase shares of Class A Common Stock upon the terms and conditions set forth in the Cantor Agreement. The Cantor Commitment Fee is payable by the issuance of a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) $1,600,000 by (ii) the closing price of Class A Common Stock on the trading day immediately preceding the date of delivery thereof.

Support Subscription Agreements

Simultaneously with the execution of the Merger Agreement, Delwinds entered into Support Subscription Agreements with each of Andrew J. Poole and The Gray Insurance Company, (together, the “Subscription Investors”), pursuant to which, in the event that Delwinds has less than $10,000,000 (the “Threshold Amount”) in cash and cash equivalents at the Closing, after giving effect to trust redemptions but prior to payment of expenses and liabilities due at the Closing, the Subscription Investors will subscribe for Class A Common Stock at a price of $10 per share in an amount equal to the Threshold Amount less the amount of cash and cash equivalents held by Delwinds at the Closing, provided that the Threshold Amount may be reduced up to a maximum of $5,000,000 for the amount of any agreed upon reduction of the deferred underwriting fee owed to Delwinds’ underwriters (or satisfaction of such obligation by the issuance of stock rather than cash), or any unsecured convertible debt that is issued by Delwinds in accordance with the terms and conditions specified in the Support Subscription Agreements. As a result of the RBCCM Termination, the Threshold Amount was reduced to $5,978,125, resulting in the Subscription Investors being required to purchase up to an aggregate of 597,813 shares of Class A Common Stock for an aggregate purchase price of $5,978,125 or $10.00 per share.

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of Delwinds and FOXO, respectively.

Delwinds (Current Structure)

DIAC Sponsor LLC
Public Float
33.9% – economic interest
33.9% – voting interest
66.1% – economic interest
66.1% – voting interest
Delwinds Insurance Acquisition Corp.
100% – economic interest
100% – voting interest
DWIN Merger Sub Inc.

FOXO (Current Structure)

The diagram below depicts a simplified version of the Combined Company’s organizational structure immediately following the completion of the Business Combination (including voting power percentages, and assuming no redemptions by Delwinds’ public stockholders).

Post-Business Combination Structure I

Initial Stockholders
Delwinds Public Stockholders
FOXO Stockholders
Class A Common Stock
13.6% – economic interest
10.8% – voting interest
Class A Common Stock
26.5% – economic interest
21.1% – voting interest
Class A Common Stock
56.7% – economic interest
45.2% – voting interest
Class V Common Stock
2.8% – economic interest
22.6% – voting interest
FOXO Technologies Inc.
(formerly Delwinds Insurance Acquisition Corp.)
FOXO Technologies Operating Company
FOXO Labs Inc.
FOXO Life, LLC
Scientific Testing Partners, LLC
FOXO Life Insurance Company

The Charter Proposal (Proposal 3)

Delwinds stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Management Contingent Share Plan Proposal and the consummation of the Business Combination, an amendment and restatement of the Current Charter, as set out in the Proposed Charter appended to this joint proxy statement/consent solicitation statement/prospectus as Annex B. The Proposed Charter, which will be effective as of the Closing, will provide for the following:

(a)     change the name of Delwinds to “FOXO Technologies Inc.”;

(b)    to increase the authorized shares of capital stock of the Combined Company to 520,000,000 shares of capital stock, consisting of (a) 500,000,000 shares of Class A Common Stock, 10,000,000 shares Class V Common Stock and (b) 10,000,000 shares of preferred stock;

(c)     to provide that holders of Class A Common Stock will be entitled to one vote per share of Class A Common Stock and holders of Class V Common Stock will be entitled to ten votes per share of Class V Common Stock;

(d)    to change the size of the Combined Company Board to seven (7) directors and to declassify the board; and

(e)     to approve the removal of certain blank check provisions that will no longer be necessary upon consummation of the Business Combination.

Advisory Charter Proposals (Proposals 4 – 8)

Assuming the Business Combination Proposal and other Required Proposals are approved, Delwinds stockholders are also being asked to approve, on a non-binding advisory basis, the Advisory Charter Proposals in connection with the replacement of the Current Charter with the Proposed Charter under the DGCL. In accordance with SEC guidance, this proposal is being presented separately and will be voted upon on a non-binding advisory basis and is being presented as five separate sub-proposals.

A summary of these provisions is set forth in the “Advisory Charter Proposals (Proposals 4 – 8)” section of this joint proxy statement/consent solicitation statement/prospectus and a copy of these provisions is attached hereto as Annex C. You are encouraged to read them in their entirety.

The Incentive Plan Proposal (Proposal 9)

Assuming the Business Combination Proposal and other Required Proposals are approved, Delwinds is proposing an Incentive Plan which will initially reserve up to the number of shares of Class A Common Stock equal to ten percent (10%) of the aggregate number of shares of the Combined Company common stock issued and outstanding immediately after the Closing (giving effect to the Redemption). The purpose of the Incentive Plan is to assist in attracting, retaining and motivating certain employees, officers, directors, and consultants of the Combined Company and its affiliates, and promoting the creation of long-term value for stockholders of the Combined Company by closely aligning the interests of such individuals with those of other stockholders. The Incentive Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors, and consultants, as described below, to expend maximum effort in the creation of stockholder value.

A summary of the Incentive Plan is set forth in the “The Incentive Plan Proposal (Proposal 9)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of the Incentive Plan is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex D. You are encouraged to read the Incentive Plan in its entirety.

Management Contingent Share Plan Proposal (Proposal 10)

Assuming the Business Combination Proposal and other Required Proposals are approved, Delwinds is proposing the Management Contingent Share Plan, which will issue at the Closing 9,200,000 shares of Class A Common Stock to certain members of FOXO’s management and certain strategic partners of FOXO if certain time-based vesting and performance-based vesting requirements are achieved and other conditions are satisfied. A copy of the Management Contingent Share Plan is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex E. You are encouraged to read the Management Contingent Share Plan in its entirety.

Insider Letter Amendment Proposal (Proposal 11)

This proposed letter amends, effective at the Closing, the lock-up period on sale of Delwinds stock set forth in the Insider Letter, dated December 20, 2020, by and among Delwinds, the Sponsor and directors and officers of Delwinds, to reduce this period from one year to six months after the consummation of the Business Combination. A copy of the Insider Letter Amendment Proposal is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex F. You are encouraged to read the amended letter agreement in its entirety.

The NYSE Proposal (Proposal 12)

Assuming the Business Combination Proposal and other Required Proposals are approved, Delwinds is proposing that its stockholders consider and approve a proposal, for purposes of complying with the applicable listing rules of the NYSE, for the issuance of more than 20% of Delwinds common stock in connection with the Business Combination, the Support Subscription Agreements and the Cantor Agreement.

The Director Election Proposal (Proposal 13)

Delwinds is proposing the Director Election Proposal, which will ask Delwinds stockholders to consider and vote upon the election of seven (7) directors, who, upon consummation of the Business Combination, will constitute all the members of the Combined Company Board.

The Adjournment Proposal (Proposal 14)

Delwinds is proposing that its stockholders approve the adjournment of the Delwinds Special Meeting to a later date or time, if necessary or appropriate as determined by the Delwinds Board, at the determination of the Delwinds Board.

The Delwinds Special Meeting

Date, Time and Place of the Delwinds Special Meeting

The Delwinds Special Meeting will be held virtually at [            ], Eastern time, on [            ], 2022 or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Registering for the Delwinds Special Meeting

As a registered Delwinds stockholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting [            ], 2022 at            a.m. Eastern Time. Enter the URL address into your browser http;//www.cstproxy.com/[            ], enter your control number, name and email address. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Delwinds stockholder that holds such stockholder’s shares in “street name,” which means such stockholder’s shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote at the meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way, you must contact Continental Stock Transfer & Trust Company for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing [            ] within the U.S. and Canada (toll-free), or [            ] outside the U.S. and Canada (standard rates apply) when prompted enter the pin number            . This is listen-only and you will not be able to vote or enter questions during the meeting.

Purpose of the Delwinds Special Meeting

At the Delwinds Special Meeting, Delwinds is asking its stockholders to consider and vote upon:

•        The NTA Proposal.

•        The Business Combination Proposal. A copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A.

•        The Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B.

•        The Advisory Charter Proposals.

•        The Incentive Plan Proposal. A copy of the Incentive Plan to be used by the Combined Company from and after the Closing is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D.

•        The Management Contingent Share Plan Proposal. A copy of this Management Contingent Share Plan to be effective as of the Closing is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E.

•        The Insider Letter Amendment Proposal. A copy of this letter is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F.

•        The NYSE Proposal.

•        The Director Election Proposal.

•        The Adjournment Proposal, if presented at the Delwinds Special Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the Delwinds Special Meeting if you owned shares of Delwinds common stock at the close of business on [            ], 2022, which is the Record Date. You are entitled to one vote for each share of Delwinds common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [____] shares of Delwinds common stock outstanding, of which [____] are Public Shares, and [____] are Founder Shares.

Vote of the Initial Stockholders, Directors and Officers

In connection with the IPO, Delwinds entered into agreements with each of its initial stockholders pursuant to which each agreed to vote any shares of Delwinds common stock owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Delwinds Special Meeting. These agreements apply to Delwinds’ initial stockholders as it relates to the Founder Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other proposals presented to Delwinds stockholders in this joint proxy statement/consent solicitation statement/prospectus. Nevertheless, we will need approval of holders of a majority of the outstanding shares of Delwinds Class A common stock as of the Record Date to be voted in favor of the Charter Proposal in order to have the Business Combination approved.

Delwinds’ initial stockholders have waived any redemption rights, including with respect to shares of Delwinds Class A common stock issued or purchased in the IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Sponsor have no redemption rights upon Delwinds’ liquidation and will be worthless if no business combination is effected by Delwinds by September 15, 2022 (as such deadline may be extended by amendment to Delwinds’ organizational documents). On June 6, 2022, Delwinds’ stockholders approved the Extension Amendment, which extends the date by which Delwinds must consummate its initial business combination from June 15, 2022 to September 15, 2022 (or such earlier date as determined by the Delwinds Board). If Delwinds’ initial business combination is not consummated by September 15, 2022, then Delwinds’ existence will terminate, and Delwinds will distribute amounts in the Trust Account as provided in Delwinds’ Current Charter.

Quorum and Required Vote for Stockholder Proposals

A quorum of Delwinds stockholders is necessary to hold a valid meeting. A quorum will be present at the Delwinds Special Meeting if a majority of the Delwinds common stock issued and outstanding and entitled to vote at the Delwinds Special Meeting is represented in person online or by proxy at the Delwinds Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Delwinds common stock as of the Record Date, and the approval of the Charter Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Delwinds common stock as of the Record Date. Accordingly, a Delwinds stockholder’s failure to vote by proxy or to vote in person online at the Delwinds Special Meeting or an abstention will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal.

The approval of the Business Combination Proposal, each of the Advisory Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting. The approval of the Director Election Proposal requires the affirmative vote of holders of at least a plurality of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting. A Delwinds stockholder’s failure to vote by proxy or to vote in person online at the Delwinds Special Meeting or an abstention will not be counted towards the number of shares of Delwinds common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal and Adjournment Proposal.

Each of the Required Proposals and the NTA Proposal is conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the NTA Proposal, the Advisory Charter Proposals, the Insider Letter Amendment Proposal, or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the remaining Required Proposals will not be presented to the stockholders of Delwinds at the Delwinds Special Meeting. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Director Election Proposal, and the NYSE Proposal) do not receive the requisite vote for approval, then Delwinds will not consummate the Business Combination. If Delwinds does not consummate the Business Combination and fails to complete an initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public stockholders.

In accordance with the Insider Letter entered into concurrently with the IPO, all of the shares of Delwinds common stock owned by the Sponsor, equal to 33.9% of the issued and outstanding shares of Delwinds Class A common stock, giving effect to the conversion from Delwinds Class B common stock immediately prior to the Effective Time at a one to one conversion ratio, have agreed to vote in favor of each of the Proposals, subject to certain customary conditions. Assuming all of the outstanding shares of Delwinds common stock vote on each Proposal, each of the Proposals requires the affirmative vote of an additional 2,691,915 shares of Class A common stock, or approximately 16.1% of the outstanding Delwinds common stock in order to be approved (except for the NTA Proposal, which requires the affirmative vote of an additional 5,198,614 shares of Class A common stock, or approximately 31.1% of the outstanding Delwinds common stock in order to be approved), where the Delwinds Class A common stock votes together with the Delwinds Class B common stock as a single class.

For more information about these proposals, see the sections of this joint proxy statement/consent solicitation statement/prospectus entitled “The Delwinds Special Meeting — Quorum and Required Vote for Proposals.”

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, or on the Internet. We have engaged Saratoga Proxy Consulting to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person online if it revokes its proxy before the Delwinds Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “Delwinds Special Meeting — Revoking Your Proxy.”

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this joint proxy statement/consent solicitation statement/prospectus and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay Delwinds’ franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $111.0 million on July 6, 2022, the estimated per share redemption price would have been approximately $10.035. A public stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such stockholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the shares of Delwinds common stock included in the units of Delwinds sold in the IPO (including overallotment securities sold to Delwinds’ underwriters after the IPO).

In order to exercise your redemption rights, you must:

•        prior to 5:00 p.m. Eastern time on [          ], 2022 (two (2) business days before the Delwinds Special Meeting), tender your shares physically or electronically using The Depository Trust Company’s Deposit Withdrawal At Custodian (DWAC) system and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, Delwinds’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

•        In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Delwinds common stock; and

•        deliver your Public Shares either physically or electronically through DTC to Delwinds’ transfer agent at least two (2) business days before the Delwinds Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Delwinds’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Delwinds does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Delwinds’ consent, until the consummation of to the Business Combination, or such other date as determined by the Delwinds Board. If you delivered your shares for redemption to Delwinds’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Delwinds’ transfer agent return the shares (physically or electronically). You may make such a request by contacting Delwinds’ transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Delwinds common stock as they may receive higher proceeds from the sale of their shares of Delwinds common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Delwinds common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Delwinds common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Delwinds common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Delwinds otherwise does not consummate an initial business combination by September 15, 2022 (as such deadline may be extended by amendment to Delwinds’ organizational documents), Delwinds will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the Warrants will expire worthless.

Appraisal Rights

Delwinds stockholders do not have appraisal rights in connection with the Business Combination or the other proposals under the DGCL.

Interests of Delwinds’ Initial Stockholders, Directors and Officers in the Business Combination

When you consider the recommendation of the Special Committee and Delwinds Board to vote in favor of approval of the Proposals, you should keep in mind that Delwinds’ directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to stockholders rather than liquidating Delwinds. These interests include, among other things:

•        Andrew J. Poole will be Delwinds’ designee to the Combined Company Board upon the effectiveness of the Merger. As a director, in the future Mr. Poole may receive any cash fees, stock options or stock awards that the Combined Company Board determines to pay to its directors;

•        unless Delwinds consummates an initial business combination, Delwinds’ officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 6, 2022, none of Delwinds’ officers and directors have incurred any out-of-pocket expenses, but such expenses may be incurred prior to consummation of the Business Combination);

•        as a condition to the IPO, pursuant to the Insider Letter between the initial stockholders and Delwinds, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the Delwinds Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which Delwinds completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Delwinds stockholders having the right to exchange their shares of common stock for cash, securities or other property (while the Founder Shares are not the same as the Delwinds Class A common stock, and are subject to certain restrictions that are not applicable to the Delwinds Class A common stock, and may become worthless if Delwinds does not complete a business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), the aggregate value of the 5,031,250 Founder Shares owned by Delwinds’ initial stockholders is estimated to be approximately $50.5 million, assuming the per share value of the Founder Shares is the same as the $10.03 closing price of the Delwinds Class A common stock on the NYSE on July 6, 2022);

•        the initial stockholders purchased an aggregate of 632,500 Private Units, each consisting of one share of Delwinds Class A common stock and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one share of Delwinds Class A common stock for $11.50 per share, for a purchase price of $6,325,000, or $10.00 per Private Unit, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 632,500 Private Warrants held by the Sponsor is estimated to be approximately $0.1 million, assuming the per warrant value of the Private Warrants is the same as the $0.15 closing price of the Public Warrants on the NYSE on July 6, 2022);

•        the initial stockholders have agreed that the Private Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after Delwinds has completed a business combination, subject to limited exceptions;

•        the fact that Sponsor paid an aggregate of $25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if Delwinds does not complete an initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), a portion of the proceeds from the sale of the Private Units will be included in the liquidating distribution to Delwinds’ public stockholders and the Private Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event Delwinds is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Delwinds, if and to the extent any claims by a third party for services rendered or products sold to Delwinds, or a prospective target business with which Delwinds has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Delwinds’ indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

Recommendation to Delwinds Stockholders

After careful consideration, and upon unanimous recommendation of the Special Committee, the Delwinds Board determined unanimously that each of the Proposals is fair to and in the best interests of Delwinds and its stockholders. The Delwinds Board has approved and declared advisable and unanimously recommends that you vote or give instructions to vote “FOR” each of these Proposals.

For a description of various factors considered by the Delwinds Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the Delwinds Special Meeting, see the sections herein regarding each of the Proposals.

Conditions to the Closing of the Business Combination

The consummation of the Business Combination is subject to certain conditions, among others:

•        approval by Delwinds stockholders of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Management Contingent Share Plan Proposal;

•        approval by FOXO’s stockholders of the adoption of the Merger Agreement and each of the ancillary documents thereto to which FOXO is a party, and the consummation of the Business Combination including the Merger;

•        the receipt of required regulatory approvals and the expiration or termination of the waiting period under the HSR Act;

•        approval by the Arkansas Insurance Commissioner of the acquisition by Delwinds of indirect control of FOXO Life Insurance Company;

•        the listing of the shares of the Class A Common Stock to be issued in connection with the Business Combination will be approved for listing on the NYSE, subject only to official notice of issuance;

•        the registration statement of which this prospectus forms a part having been declared effective under the Securities Act;

•        the Current Charter having been amended and restated by the Proposed Charter;

•        no governmental authority of competent jurisdiction having entered any law, rule, regulation, judgment, decree, order, or award that has the effect of making the transactions or agreements contemplated by the Merger Agreement, illegal or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement; and

•        no Delwinds or FOXO Material Adverse Effect (as defined in the Merger Agreement) shall have occurred between the date the Merger Agreement was entered into and the Closing which is continuing and uncured.

U.S. Federal Income Tax Consequences

The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “The Business Combination Proposal (Proposal 2) — U.S. Federal Income Tax Considerations” beginning on page 186, which contains a more detailed discussion of the U.S. federal income tax consequences of the merger. You should also consult your tax advisor for a complete analysis of the effect of the merger on your federal, state and local and/or foreign taxes.

Risk Factors

In evaluating the Business Combination and the proposals set forth in this joint proxy statement/consent solicitation statement/prospectus, you should carefully read this joint proxy statement/consent solicitation statement/prospectus, including the annexes, and especially consider the factors discussed in the section titled “Risk Factors” beginning on page 56 of this joint proxy statement/consent solicitation statement/prospectus. Among these important risks are the following:

Risks Related to Delwinds and the Business Combination

•        You may be unable to ascertain the merits or risks of FOXO’s business.

•        There is no assurance that Delwinds’ diligence will reveal all material risks with regard to FOXO. Subsequent to the completion of the Business Combination, the Combined Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

•        Because FOXO will become a publicly traded company through a merger as opposed to an underwritten public offering, no underwriter has conducted due diligence in connection with the business combination, and while sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering.

Risks Related to Ownership of the Combined Company Common Stock

•        The Current Charter and the Proposed Charter require, to the fullest extent permitted by law, that derivative actions brought in Delwinds’ or the Combined Company’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Delwinds’ or the Combined Company’s directors, officers, other employees or stockholders, as applicable.

•        Anti-takeover provisions contained in the Proposed Charter and the Proposed Bylaws, including the fact that the Combined Company will have a dual class multiple voting common stock structure that will have the effect of concentrating voting control with the holders of our Class V Common Stock, as well as provisions of Delaware law, could impair a takeover attempt. A copy of the Proposed Bylaws is attached as Annex C to the joint proxy statement/consent solicitation statement/prospectus.

•        Claims for indemnification by the Combined Company’s directors and officers may reduce the Combined Company’s available funds to satisfy successful third-party claims against the Combined Company and may reduce the amount of money available to the Combined Company.

Risks Related to the Redemption

•        Delwinds does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Delwinds to complete the Business Combination with which a substantial majority of Delwinds stockholders do not agree.

Risks Related to FOXO’s Business and Industry

•        FOXO has a history of losses and it may not achieve or maintain profitability in the future.

•        FOXO’s independent registered public accounting firms have included an explanatory paragraph relating to FOXO’s ability to continue as a going concern in its report on FOXO’s audited financial statements included in this joint proxy statement/consent solicitation statement/prospectus, which could limit FOXO’s ability to raise additional capital and thereby materially adversely impact its business.

•        FOXO will require additional capital to commercialize its product and service offerings and grow its business, which may not be available on terms acceptable to it or at all.

•        FOXO’s future success depends in large part on the continued participation in the business of Jon Sabes, FOXO’s founder and Chief Executive Officer and Chairman of the Combined Company, which cannot be ensured or guaranteed.

•        The loss of the services of FOXO’s other current executives or other key employees, or the failure to attract additional key individuals, could materially adversely impact its business, results of operations and financial condition.

•        FOXO’s business significantly depends upon the strength of its brands, and if it is not able to develop, maintain and enhance its brands, its ability to develop and expand its customer base may be adversely impacted and its business and operating results may be harmed.

•        Members of FOXO’s management team have been, and may from time to time be, associated with negative media coverage or become involved in legal or regulatory proceedings or investigations unrelated to its business, which could cause a material adverse impact on FOXO’s business and the stock price of the Combined Company.

•        Development of new products and services will require substantial resources, and FOXO cannot guarantee that it will have the resources or ability to continue such development.

•        FOXO’s success is based on its ability to integrate molecular biotechnology into the life insurance industry, and its inability to do so may adversely affect its operating results, business prospects and its ability to repay its obligations.

•        FOXO’s success depends, in large part, on its ability to commercialize its technology enabled products and services with a high level of service at a competitive price, achieve sufficient sales volume to realize economies of scale, and create innovative new products and services to offer to its customers. FOXO’s failure to achieve any of these outcomes would adversely impact its business.

•        FOXO expects its revenue and results of operations to fluctuate on a quarterly and annual basis.

•        FOXO’s success and the growth of its business will depend on its ability to effectively and in a cost-feasible manner acquire, maintain, and engage with its targeted customers. If FOXO fails to acquire, maintain, and engage customers, its business, revenue, operating results and financial condition will be adversely impacted.

•        Security incidents or real or perceived errors, failures, or bugs in FOXO’s systems or websites could adversely impact its operations, result in loss of personal customer information, damage its reputation and brand, and harm its business and operating results.

•        Changes in general economic conditions could have a material adverse impact FOXO’s business.

•        FOXO’s business may be adversely affected by the continuation of the COVID-19 pandemic.

•        FOXO plans to expand operations abroad, through planned relationships with international life insurance carriers, where FOXO has limited operating experience and where FOXO may be subject to increased regulatory risks and local competition. If FOXO is unsuccessful in any efforts to expand internationally, its business may be harmed.

Risks Related to FOXO’s Epigenetic Testing Services

•        FOXO’s success and ability to establish and grow its epigenetic testing services will depend on developing epigenetic biomarkers for use in life insurance underwriting. If FOXO fails to develop epigenetic biomarkers that attract and retain life insurance carriers as customers, its operating results and financial condition will be adversely affected.

•        FOXO intends to apply the relatively new field of epigenetics to life insurance underwriting, which it cannot guarantee will produce the results it seeks or needs for its business model.

•        FOXO’s 2019 Pilot Study (as defined and described in the section “Information About FOXO — Epigenetic Biomarkers” and “Information About FOXO — Insurance Services Platforms: FOXO Labs — Commercialization of Saliva-Based Epigenetic Biomarkers”) demonstrated that epigenetic biomarkers are available in both blood and saliva for traditional life insurance underwriting risk factors, but further research may not validate or improve the results discovered in the Pilot Study.

•        FOXO currently has research projects planned and underway designed to further discover, improve and validate the use of its epigenetic biomarkers for its planned commercial purposes, but it cannot guarantee the results of such research and any negative results may negatively impact its ability to pursue its business plans.

•        FOXO intends to provide consumer engagement through its health and wellness platform; however, competition in the personal health and wellness testing market continues to increase and presents a threat to the success of its business.

•        FOXO relies on a limited number of critical third-party suppliers for its epigenetic testing services and in the event it is unable to procure their materials or services, it may not be able to find suitable replacements or immediately transition to alternative suppliers, which will have an adverse impact on its business.

•        FOXO’s underwriting technology services face substantial competition, which may result in others discovering, developing or commercializing products and services that are similar to FOXO’s, before or more successfully than it can.

•        FOXO or its partners (or both) may now or in the future be subject to laws and regulations relating to laboratory testing, which could materially adversely impact FOXO’s ability to offer its products or services.

•        FOXO’s underwriting technology and consumer engagement services may now or in the future be subject to laws and regulations relating to laboratory developed tests and software, which could materially adversely impact its business.

•        FOXO provides ancillary product and service offerings that support its baseline technology, but it cannot guarantee that such products and services will result in material, if any, revenue, and such products and services may be a distraction to FOXO’s main business line initiatives.

Risks Related to FOXO’s Life Insurance Operations

•        FOXO has acquired control of a life insurance company; but cannot guarantee that it will satisfy applicable regulatory conditions in order to transact business.

•        If FOXO Life Insurance Company fails to meet its statutory capital and/or surplus requirements, it may be subject to adverse regulatory action and its life insurance business will be materially adversely impacted.

•        Obtaining approval from the Arkansas Insurance Department of Delwinds’ acquisition of control of FOXO Life Insurance Company is a condition to consummating the Business Combination, which approval may not be obtained or obtained in a timely matter, in which case consummation of the Business Combination may be delayed or may not be possible.

•        If FOXO Life Insurance Company is unable to expand its license to transact life insurance into other states, its business could be materially adversely impacted.

•        The life insurance industry has experienced an overall decline in product sales which, if this trend continues, could materially adversely impact FOXO’s business and results of operations.

•        Competition in the insurance technology market presents an ongoing challenge to the success of FOXO’s business and if FOXO is unable to compete, its business could be materially adversely impacted.

•        FOXO may not be successful in establishing the relationships necessary to execute on its business plans, which could have a material adverse impact on its ability to generate revenue and financial condition.

•        Denial of claims or FOXO’s failure to accurately and timely pay claims could materially and adversely impact its business, financial condition, and results of operations.

•        If FOXO is unable to underwrite risks accurately and charge competitive yet profitable premium rates to its future customers, its business, results of operations and financial condition will be adversely impacted.

•        Unexpected changes in the interpretation of FOXO Life Insurance Company’s coverage or provisions, including loss limitations and exclusions in its policies could have a material adverse impact on its financial condition and results of operations.

•        FOXO intends to obtain reinsurance from a third-party reinsurance carrier in connection with life insurance products expected to be issued by FOXO Life Insurance Company. FOXO may not be successful in obtaining reinsurance, or reinsurance may only be available at prices which limit FOXO Life Insurance Company’s ability to write new business. Furthermore, reinsurance subjects FOXO Life Insurance Company to counterparty risk and may not be adequate to protect it against losses, which could have a material impact on its results of operations and financial condition.

•        FOXO Life Insurance Company’s reinsurer for its existing insurance business at the time of acquisition by FOXO, Security National Life Insurance Company (or SNLIC), may not fulfill its contractual obligation and take actions necessary to preserve FOXO Life Insurance Company’s ability to take reserves credit for the policy liabilities ceded to SNLIC, which would have a detrimental effect on FOXO Life Insurance Company’s statutory balance sheets and could threaten its solvency.

•        The business of FOXO Life Insurance Company may depend on search engines, social media platforms, content-based online advertising and other online sources to attract consumers to its website, which may be affected by third-party interference beyond its control, and as it grows, its customer acquisition costs will continue to rise.

•        Interruptions or delays in the services provided by FOXO’s internet service providers could adversely impact the operability of the planned website for FOXO Life Insurance Company and may cause FOXO’s business to suffer.

•        FOXO, as part of its insurance business, will collect, process, store, share, disclose and use customer information and other data, and its actual or perceived failure to protect such information and data, respect customer privacy or comply with data privacy and security laws and regulations could damage its reputation and brand and harm its business and operating results.

•        FOXO may be unable to prevent or address the misappropriation of its data or data of its customers, which could damage FOXO’s reputation and materially adversely impact its business.

•        FOXO plans to expand operations abroad, through planned relationships with international life insurance carriers, where FOXO has limited operating experience and where FOXO may be subject to increased regulatory risks and local competition. If FOXO is unsuccessful in any efforts to expand internationally, its business may be harmed.

Risks Related to Regulation Applicable to FOXO Life Insurance Company

•        FOXO Life Insurance Company will be subject to extensive insurance industry regulations in each state in which it operates and costs associated with complying with these regulations may adversely impact FOXO’s profitability and results of operations.

•        Changes in state laws and regulations governing FOXO Life Insurance Company’s business, or changes in the interpretation of such laws and regulations, could negatively impact its business.

•        Failure to maintain FOXO Life Insurance Company’s risk-based capital at the required levels could adversely impact its ability to maintain regulatory authority to conduct its business.

•        New legislation or legal requirements may affect how FOXO Life Insurance Company communicates with its customers, which could have a material adverse impact on its business model, financial condition, and results of operations.

•        FOXO Life Insurance Company will be periodically subject to examinations by its primary state insurance regulator, which could result in adverse examination findings and necessitate remedial actions. In addition, insurance regulators of other states in which FOXO Life Insurance Company intends to seek licenses to operate may also conduct examinations or other targeted investigations, which may also result in adverse examination findings and necessitate remedial actions.

Risks Related to FOXO’s Intellectual Property

•        If FOXO is unable to retain its license for patent pending methods of identifying epigenetic biomarkers, its business plans, revenue generation, and ability to continue operating could be adversely impacted.

•        If FOXO is unable to protect its patent pending methods of identifying saliva-based epigenetic biomarkers or intellectual property in general, the value of its brand and other intangible assets may be diminished, and its business may be adversely impacted.

•        FOXO may be unable to obtain sufficiently broad intellectual property protection, or it may lose its intellectual property protection.

•        FOXO may not be able to protect its intellectual property rights throughout the world.

•        Changes in trademark or patent law in the United States and other jurisdictions could diminish the value of FOXO’s potential future trademarks and patents in general, thereby adversely impacting FOXO’s ability to protect its products and services.

•        FOXO may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

•        FOXO may not be successful in registering and enforcing its trademarks.

•        FOXO may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

•        If FOXO becomes involved in trademark or patent litigation or other proceedings related to a determination of rights, it could incur substantial costs and expenses, substantial liability for damages or be required to stop its development and commercialization efforts of its products and services.

•        Patent terms may be inadequate to protect FOXO’s competitive position with respect to its products and services for an adequate amount of time.

•        FOXO utilizes open-source software, which may pose particular risks to its proprietary software and source code.

Recent Developments

Delwinds Extension Amendment

On June 6, 2022, Delwinds’ stockholders approved an amendment to its Amended and Restated Certificate of Incorporation (the “Extension Amendment”). The Extension Amendment extends the date by which Delwinds must consummate its initial business combination from June 15, 2022 to September 15, 2022 (or such earlier date as determined by the Delwinds Board). If Delwinds’ initial business combination is not consummated by September 15, 2022, then Delwinds’ existence will terminate, and Delwinds will distribute amounts in the Trust Account as provided in Delwinds’ Amended and Restated Certificate of Incorporation. At the meeting related to the Extension Amendment, shareholders holding 9,077,422 Public Shares exercised their right to redeem their Public Shares for a pro rata portion of the funds in the Trust Account. As a result, $90,792,966.89 (approximately $10.00 per Public Share) was removed from the Trust Account to pay such holders. In connection with the Extension Amendment, on June 6, 2022, Delwinds issued a promissory note (the “Note”) in the aggregate principal amount of up to $1,159,995.69 to FOXO, pursuant to which FOXO agreed to provide Delwinds with the Extension Loan in an aggregate principal amount of up to $1,159,995.69 to be deposited into the Trust Account for each Public Share that was not redeemed in connection with the extension of Delwinds’ termination date for each month past June 15, 2022 until September 15, 2022, which may be drawn down in three equal amounts of $386,665.23 per withdrawal, between the 15th and 22nd of each of June, July and August 2022. A sum of $386,665.23 was promptly drawn down on the Extension Loan and deposited into the Trust Account to cover the first month of the extension.

RBCCM Termination

On June 1, 2022, RBCCM delivered notice of termination of its role as a financial advisor and capital markets advisor to Delwinds, such termination (the “RBCCM Termination”) effective as of June 8, 2022, and waived any fees and compensation in connection with such roles. On June 1, 2022, RBCCM also waived its entitlement to the payment of any deferred compensation (in an aggregate amount of $4,021,875) in connection with its role as underwriter in Delwinds’ initial public offering. RBCCM has informed Delwinds that RBCCM is not responsible for any portion of this joint proxy statement/consent solicitation statement/prospectus which forms a part of this registration statement.

SELECTED HISTORICAL FINANCIAL INFORMATION OF DELWINDS

The following table sets forth selected historical financial information of Delwinds for the periods and as of the dates indicated. The selected historical financial information of Delwinds as of and for the periods ending March 31, 2022 and March 31, 2021 was derived from the unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus and for the period from April 27, 2020 (inception) through December 31, 2020, as well as selected historical financial information of Delwinds as of and for the year ended December 31, 2021, was derived from the audited historical financial statements of Delwinds included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. Such financial information should be read in conjunction with Delwinds’ audited and restated financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected historical financial information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Delwinds” and Delwinds’ financial statements and the related notes appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

CONDENSED STATEMENTS OF OPERATIONS

	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the period from April 27, 2020 (inception) through December 31, 2020
General, administrative expense, and offering costs	$(2,399,430)	$213,610	$1,302,715	$1,153,241
Loss from operations	(2,399,430)	(213,610)	(1,302,715)	(1,153,241)
Other income:
Interest earned on marketable securities held in Trust Account	43,669	13,302	27,338	1,585
Unrealized gain (loss) on marketable securities	5,002	1,050	1,050	(1,050)
Change in fair value of warrants	1,973,787	5,196,606	5,922,213	(632,213)
Total other income			5,950,601	(631,678)
Net Income (Loss)	$(376,972)	$4,997,348	$4,647,886	$(1,784,919)

Weighted average shares outstanding, redeemable Class A common shares	20,757,500	20,757,500	20,757,500	20,757,500
Basic and diluted net income (loss) per share, redeemable Class A common shares	$(0.07)	$0.88	$0.18	$(0.07)
Weighted average shares outstanding, non-redeemable common shares	5,031,250	5,031,250	5,031,250	5,031,250
Basic and diluted net income (loss) per share, non-redeemable common shares	$(0.07)	$0.88	$0.18	$(0.07)
	For the three months ended March 31, 2022	For the year ended December 31, 2021
Balance Sheet Data
Total assets	$201,677,745	$202,151,410
Total liabilities	$12,350,290	$12,446,983
Total commitments and contingencies	$201,327,595	$201,278,924
Total stockholders’ deficit	$(12,000,140)	$(11,574,497)

SELECTED HISTORICAL FINANCIAL INFORMATION OF FOXO

The following tables summarize selected historical financial information of FOXO. Selected historical financial information from the consolidated statements of operations, consolidated balance sheets, and consolidated statements of cash flows as of and for the three-month periods ended March 31, 2022 and 2021 was derived from FOXO’s unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. Selected historical financial information from the consolidated statements of operations, consolidated balance sheets, and consolidated statements of cash flows as of and for the years ended December 31, 2021 and 2020 was derived from FOXO’s audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The following tables also include the non-GAAP financial measure Adjusted EBITDA, which FOXO uses to evaluate its operating performance. Adjusted EBITDA does not represent and should not be considered an alternative to net income as determined by U.S. GAAP, and FOXO’s calculations thereof may not be comparable to those reported by other companies. FOXO believes Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in FOXO’s business that may not otherwise be apparent when relying solely on U.S. GAAP measures and because it eliminates items that have less bearing on FOXO’s operating performance. Adjusted EBITDA, as presented herein, is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. FOXO uses non-GAAP financial measures as supplements to U.S. GAAP results in order to provide a more complete understanding of the factors and trends affecting FOXO’s business. Adjusted EBITDA is a measure of operating performance that is not defined by U.S. GAAP and should not be considered a substitute for net (loss) income as determined in accordance with U.S. GAAP.

Operating Performance.    Adjusted EBITDA helps management identify controllable expenses and make decisions designed to help FOXO meet its current financial goals and optimize FOXO’s financial performance while neutralizing the impact of capital structure on results. Accordingly, FOXO believes this metric measures FOXO’s financial performance based on operational factors that management can impact in the short term, namely FOXO’s cost structure and expenses.

Limitations.    Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Adjusted EBITDA also has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include that Adjusted EBITDA:

•        does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•        does not reflect changes in, or cash requirements for, working capital needs;

•        does not reflect interest expense, or the cash requirements necessary to service interest on or principal payments of debt;

•        does not reflect certain other non-cash income and expenses, including non-cash change in fair value of convertible debentures; and

•        excludes income taxes.

FOXO’s historical results are not necessarily indicative of the results that may be expected in the future. The following selected historical financial information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO” and our consolidated financial statements and accompanying notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The selected historical financial information included in this section is not intended to replace FOXO’s consolidated financial statements and accompanying notes. As explained elsewhere in this joint proxy statement/consent solicitation statement/prospectus, the selected historical financial information contained in this section relates to FOXO, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of FOXO going forward. For further information regarding the estimated pro forma effect of the Business Combination, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

	For the three months ended March 31,		For the year ended December 31,
(Dollars in thousands)	2022	2021	2021	2020
Consolidated Statements of Operations
Total revenue	$40	$42	$120	$63
Research and development	601	811	4,879	1,898
Selling, general and administrative	4,002	2,894	10,272	6,895
Total operating expenses	4,603	3,705	15,151	8,793
Loss from operations	(4,563)	(3,663)	(15,031)	(8,730)
Non-cash change in fair value of convertible debentures	(7,432)	(1,047)	(21,703)	—
Other income (expense)	(372)	(212)	(1,754)	77
Net loss	$(12,367)	$(4,922)	$(38,488)	$(8,653)
Consolidated Statements of Cash Flows
Net cash used in operating activities	$(7,186)	$(4,211)	$(15,055)	$(7,038)
Net cash used in investing activities	$(558)	$(69)	$(355)	$(420)
Net cash provided by financing activities	$22,481	$11,333	$14,143	$14,142
Other Financial Data
Adjusted EBITDA	$(4,351)	$(3,698)	$(15,038)	$(6,720)
	March 31, 2022	December 31, 2021	December 31, 2020
Consolidated Balance Sheets
Cash and cash equivalents	$21,593	$6,856	$8,123
Total assets	$45,960	$30,304	$9,424
Convertible debentures	$62,135	$32,203	$—
Total liabilities	$83,160	$55,524	$704
Total stockholders’ equity (deficit)	$(37,200)	$(25,220)	$8,720

FOXO reconciles its Adjusted EBITDA to FOXO’s net loss, which is its most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. FOXO management uses Adjusted EBITDA as a financial measure to evaluate the profitability and efficiency of its business model. Adjusted EBITDA is not presented in accordance with U.S. GAAP. Adjusted EBITDA includes adjustments for provision for income taxes, as applicable, interest income and expense, depreciation and amortization, equity-based compensation, and certain other infrequent and/or unpredictable non-cash charges or benefits, such as investment impairment and non-cash change in fair value of convertible debentures.

	For the three months ended March 31,		For the year ended December 31,
(Dollars in thousands)	2022	2021	2021	2020
Net loss	$(12,367)	$(4,922)	$(38,488)	$(8,653)
Add: Depreciation	31	23	98	1,074
Add: Interest expense (income)	322	185	1,118	(61)
Add: Equity-based compensation	231	(31)	131	920
Add: Investment impairment	—	—	400	—
Add: Non-cash change in fair value of convertible debentures	7,432	1,047	21,703	—
Adjusted EBITDA	$(4,351)	$(3,698)	$(15,038)	$(6,720)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination (the “Transactions”). The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although Delwinds will acquire all of the outstanding equity interests of FOXO in the Business Combination, Delwinds will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of FOXO issuing shares for the net assets of Delwinds, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of FOXO. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the reverse recapitalization.

The summary unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the Transactions as if they had occurred on March 31, 2022.

The summary unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022 and year ended December 31, 2021 gives effect to the Transactions as if they had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this joint proxy statement/consent solicitation statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Delwinds and FOXO for the applicable periods included in this joint proxy statement/consent solicitation statement/prospectus.

The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the Combined Company following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:

•        Assuming No Further Redemptions:    In connection with the Extension Meeting on June 6, 2022, Public Stockholders holding 9,077,422 Public Shares submitted redemption notices. This presentation assumes that no further Public Stockholders of Delwinds exercise redemption rights with respect to their Public Shares.

•        Assuming Maximum Redemptions:    This presentation assumes that the remaining 11,047,578 Public Shares are redeemed for aggregate redemption payments of $111,249,110 assuming a $10.07 per share Redemption Price, based on one month of payments that has already occurred as well as an anticipated additional month of payments to the Trust Account as a result of the Extension Loan. Delwinds entered into the Support Subscription Agreements with the Subscription Investors pursuant to which, in the event that cash and cash equivalents in the Trust Account as of the closing of the Business Combination, after satisfaction of redemptions but prior to payment of expenses and liabilities due at the Closing, are less than $5,978,125 (pursuant to the reduction as a result of the RBCCM Termination), such Subscription Investors have agreed to purchase shares of Class A Common Stock at a price of $10.00 per share, subject to the terms and conditions of the Support Subscription Agreements. This scenario includes all adjustments contained in the “no redemptions” scenario, discussed in detail in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this joint proxy statement/consent solicitation statement/prospectus and the accompanying notes thereto, and presents additional adjustments to reflect the effect of the maximum redemptions, including the purchase of shares of Class A Common Stock at a price of $10.00 per share for proceeds of $5,978,125.

	Pro Forma Combined
($ in thousands, except per share data)	Assuming No Further Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Three Months Ended March 31, 2022
Net loss	$(6,581)	$(6,581)
Net loss per share, Class A Common Stock – basic and diluted	$(0.20)	$(0.30)
Weighted average shares outstanding of Class A Common Stock – basic and diluted	31,364,519	20,914,754
Net loss per share, Class V Common Stock – basic and diluted	$(0.20)	$(0.30)
Weighted average shares outstanding of Class V Common Stock – basic and diluted	1,186,536	1,186,536
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2021
Net loss	$(29,266)	$(29,266)
Net income (loss) per share, Class A Common Stock – basic and diluted	$(0.90)	$(1.32)
Weighted average shares outstanding of Class A Common Stock – basic and diluted	31,364,519	20,914,754
Net loss per share, Class V Common Stock – basic and diluted	$(0.90)	$(1.32)
Weighted average shares outstanding of Class V Common Stock – basic and diluted	1,186,536	1,186,536
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2022
Total assets	$156,114	$50,843
Total liabilities	$26,132	$26,132
Total stockholders’ equity	$129,982	$24,711

MARKET PRICE AND DIVIDEND INFORMATION

DELWINDS

Holders

As of the Record Date, there were            holders of record of our units,            holder of record of our shares of Delwinds Class A common stock and            holders of record of our warrants.

Ticker Symbol and Market Price

Delwinds Units, Delwinds Class A common stock and the Public Warrants are currently listed on the NYSE under the symbols “DWIN.U,” “DWIN” and “DWIN.WS,” respectively. The closing price of the Delwinds Units, Delwinds Class A common stock and the Public Warrants on February 23, 2022, the last trading day before announcement of the execution of the Merger Agreement, was $9.91, $10.04 and $0.30 respectively. As of [            ], 2022, the Record Date, the closing price for the Delwinds Units, Delwinds Class A common Stock and the Public Warrants was $[            ], $[            ], and $[            ], respectively.

Dividend Policy

Delwinds has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

FOXO

There is no public market for FOXO common stock or FOXO preferred stock.

Dividend Policy of the Combined Company Following the Business Combination

The payment of cash dividends in the future will be dependent upon the Combined Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Combined Company Board.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this joint proxy statement/consent solicitation statement/prospectus, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the proposals described in this joint proxy statement/consent solicitation statement/prospectus.

The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, the Combined Company’s business, financial condition or results of operations. If any of the events described below occur, the Combined Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Combined Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Delwinds and FOXO. Any reference in this “Risk Factors” section to the “surviving entity” shall mean the Combined Company.

Risks Related to the Business Combination

The ability of Delwinds stockholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow Delwinds to complete the Business Combination or optimize its capital structure.

If the NTA Proposal is not approved by the Delwinds stockholders, or if a larger number of shares are submitted for redemption than Delwinds currently expects and such redemptions or other conditions are determined to result in a failure to satisfy the net tangible asset requirement set forth in Delwinds’ Current Charter, Delwinds may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Third-party financing may not be available to Delwinds. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until Delwinds liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or certain other corporation actions as set forth in the Current Charter. If you are in need of immediate liquidity, you could attempt to sell your stock in the open market; however, at such time Delwinds’ stock may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Delwinds’ redemption until Delwinds liquidates, consummates an alternative initial business combination, effectuates an Extension or takes certain other actions set forth in the Current Charter or you are able to sell your stock in the open market.

You may be unable to ascertain the merits or risks of FOXO’s operations.

If the Business Combination is consummated, the Combined Company will be affected by numerous risks inherent in the lines of business that FOXO expects to pursue. Although Delwinds’ management has endeavored to evaluate the risks inherent in the proposed Business Combination with FOXO, Delwinds cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of Delwinds’ control. Delwinds also cannot assure you that an investment in Delwinds’ securities will not ultimately prove to be less favorable to investors in Delwinds than a direct investment, if an opportunity were available, in FOXO. In addition, if Delwinds stockholders do not believe that the prospects for the Business Combination are promising, a greater number of stockholders may exercise their redemption rights, which may make it difficult for Delwinds to consummate the Business Combination.

There is no assurance that Delwinds’ diligence will reveal all material risks that may be present with regard to FOXO. Subsequent to the completion of the Business Combination, the Combined Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Delwinds cannot assure you that the due diligence Delwinds has conducted on FOXO will reveal all material issues that may be present with regard to FOXO, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Delwinds’ control will not later arise. FOXO is aware that Delwinds must complete an initial business combination by September 15, 2022. Consequently, FOXO may have obtained leverage over Delwinds, knowing that if Delwinds does not complete the Business Combination, Delwinds may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline. In addition, Delwinds has had limited time to conduct due diligence. FOXO is a privately held company that expects to offer products and services that have not yet been fully developed or been commercialized and Delwinds therefore has made its decision to pursue a business combination with FOXO on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, the Combined Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Delwinds’ due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Delwinds’ liquidity, the fact that Delwinds reports charges of this nature could contribute to negative market perceptions about Delwinds or Delwinds’ securities. In addition, charges of this nature may cause Delwinds to violate leverage or other covenants to which it may be subject as a result of assuming pre-existing debt held by FOXO or by virtue of it obtaining debt financing following the Closing. Accordingly, any stockholders of Delwinds who choose to remain stockholders of the Combined Company following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Delwinds’ officers or directors of a duty of care or other fiduciary duty owed by them to Delwinds, or if they are able to successfully bring a private claim under securities laws that the joint proxy statement/consent solicitation statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

There are risks to Delwinds stockholders who are not affiliates of the Sponsor of becoming stockholders of the Combined Company through the Business Combination rather than acquiring securities of FOXO directly in an underwritten public offering, including no independent due diligence review by an underwriter.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Delwinds’ securities in connection therewith, investors will not receive the benefit of any outside independent review of Delwinds’ and FOXO’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Delwinds stockholders must rely on the information in this joint proxy statement/consent solicitation statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If FOXO became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time . . . the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as Delwinds, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this joint proxy statement/consent solicitation statement/prospectus.

In addition, the amount of due diligence conducted by Delwinds and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of FOXO. Accordingly, it is possible that defects in FOXO’s business or problems with FOXO’s management that would have been discovered if FOXO conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Common Stock.

Unlike an underwritten initial public offering, the initial trading of the Combined Company’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of the Combined Company’s securities on the NYSE could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for the Combined Company’s securities during the period immediately following the listing.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” may not be representative of the Combined Company’s results if the Business Combination is consummated and accordingly, you will have limited financial information on which to evaluate the financial performance of the Combined Company and your investment decision.

Delwinds and FOXO currently operate as separate companies. Delwinds has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Company. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been derived from Delwinds’ and FOXO’s historical financial statements and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and the Combined Company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the Combined Company’s financial condition or results of operations following the Closing. Any potential decline in the Combined Company’s financial condition or results of operations may cause significant variations in the stock price of the Combined Company.

Delwinds may issue additional shares of common or preferred stock to complete the Business Combination which would dilute the interest of Delwinds stockholders and likely present other risks.

The Current Charter authorizes the issuance of up to 43,000,000 shares of Delwinds Class A common stock, 7,000,000 shares of Delwinds Class B common stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 22,242,500 authorized but unissued shares of Delwinds Class A common stock available for issuance, which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants. There are currently 1,968,750 authorized but unissued shares of Delwinds Class B common stock available for issuance. There are currently no shares of preferred stock issued and outstanding. Delwinds may issue a substantial number of additional shares of common or preferred stock to complete the initial business combination or under an employee incentive plan after completion of the Business Combination. However, the Current Charter provides, among other things, that prior to Delwinds’ initial business combination, Delwinds may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the Current Charter, like all other provisions thereof, may be amended with a stockholder vote. Delwinds’ executive officers and directors have agreed, pursuant to a written agreement with Delwinds, that they will not propose any amendment to the Current Charter that would affect the substance or timing of Delwinds’ obligation to redeem 100% of its public shares if Delwinds does not complete the initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), unless Delwinds provides its public stockholders with the opportunity to redeem their shares of Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and working capital released to Delwinds), divided by the number of then outstanding public shares. The issuance of additional shares of common or preferred stock:

•        may significantly dilute the equity interest of existing investors;

•        may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded the Delwinds common stock;

•        could cause a change in control if a substantial number of common stock is issued, which may affect, among other things, Delwinds’ ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Delwinds’ present officers and directors; and

•        may adversely affect prevailing market prices for Delwinds’ Units, Class A common stock and/or Warrants.

Delwinds is dependent upon its executive officers and directors and their departure could adversely affect Delwinds’ ability to operate and to consummate the initial business combination. Additionally, Delwinds’ executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Delwinds’ ability to complete the initial business combination.

Delwinds’ operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Delwinds believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. Delwinds does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of Delwinds’ directors or executive officers could have a detrimental effect on Delwinds and the ability to consummate the Business Combination. In addition, Delwinds’ executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Delwinds’ executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Delwinds’ directors also serve as officers and board members for other entities. If Delwinds’ executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Delwinds’ affairs which may have a negative impact on Delwinds’ ability to consummate the Business Combination.

The Combined Company’s ability to be successful following the Business Combination will depend upon the efforts of the Combined Company Board and key personnel and the loss of such persons could negatively impact the operations and profitability of the Combined Company’s post-Business Combination business.

The Combined Company’s ability to be successful following the Business Combination will be dependent upon the efforts of the Combined Company Board and key personnel. Delwinds cannot assure you that the Combined Company Board and key personnel will be effective or successful or remain with the Combined Company. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause the Combined Company’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Merger Agreement, Delwinds’ public stockholders will own approximately 26.5% of the equity interests or assets of the Combined Company (assuming no redemptions) and Delwinds’ management, other than Andrew Poole, who is expected to serve on the Combined Company Board, will not be engaged in the management of the Combined Company’s business. Accordingly, the future performance of the Combined Company will depend upon the quality of the post-Business Combination board of directors, management and key personnel of the Combined Company.

Delwinds’ key personnel may negotiate employment or consulting agreements with the Combined Company in connection with the Business Combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.

Delwinds’ key personnel may be able to remain with the Combined Company after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place prior to the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of the Combined Company for services they would render to the Combined Company after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, Delwinds believes the ability of such individuals to remain with the Combined Company after the completion of the Business Combination will not be the determining factor in Delwinds’ decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of Delwinds’ key personnel will remain with the Combined Company after the consummation of the Business Combination. Delwinds cannot assure you that any of its key personnel will remain in senior management or advisory positions with the Combined Company.

Because Delwinds’ initial stockholders, executive officers and directors will lose their entire investment in Delwinds if the Business Combination or an alternative business combination is not completed, and because Delwinds’ Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether FOXO was appropriate for Delwinds’ initial business combination.

Delwinds’ initial stockholders currently own 5,031,250 shares of Class B Common Stock. In addition, the Sponsor purchased an aggregate of 632,500 Placement Units, each consisting of one share of Delwinds Class A common stock and one-half of one Warrant, with each whole Warrant entitling the holder thereof to purchase one share of Delwinds Class A common stock for $11.50 per share, that will also be worthless if Delwinds does not complete a business combination. The Founder Shares are identical to the shares of Class A common stock. However, the initial stockholders have agreed (A) to vote any shares owned by them in favor of any proposed business combination and (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination.

The personal and financial interests of Delwinds’ executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of Delwinds’ initial business combination, its Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Delwinds’ behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Delwinds’ behalf. However, Delwinds’ Sponsor, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of Delwinds’ Sponsor, executive officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination.

Some of the Delwinds and FOXO officers and directors may be argued to have conflicts of interest that may influence them to support or approve the Business Combination without regard to your interests.

Certain officers and directors of Delwinds and FOXO participate in arrangements that provide them with interests in the Business Combination that may be different from yours, including, among others, the continued service as an officer or director of the Combined Company, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of the Combined Company. If the Business Combination is not consummated and Delwinds is forced to wind up, dissolve and liquidate in accordance with the Current Charter, the 5,031,250 shares of Class B common stock currently held by the Sponsor and Delwinds’ directors and officers, which were initially acquired prior to the IPO by the initial stockholders for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares). Such shares of Class A common stock had an aggregate market value of approximately $50.5 million based on the last sale price of $10.03 per share on the NYSE on July 6, 2022. Accordingly, the Sponsor and Delwinds’ current executive officers and directors, have interests that may be different from, or in addition to, your interests as a stockholder.

These interests, among others, may influence the officers and directors of Delwinds and FOXO to support or approve the Business Combination. For more information concerning the interests of Delwinds and FOXO executive officers and directors, see the sections entitled “The Delwinds Business Combination Proposal — Interests of Delwinds’ Directors and Officers in the Business Combination” and “The FOXO Business Combination Proposal — Interests of FOXO Directors and Executive Officers in the Business Combination” in this joint proxy statement/consent solicitation statement/prospectus.

The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of the Combined Company common stock at such time is substantially less than $10.00 per share.

The Sponsor has invested in Delwinds an aggregate of $6,350,000, comprised of the $25,000 purchase price for the Founder Shares and the $6,325,000 purchase price for the Private Units. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 5,031,250 Founder Shares would have an aggregate implied value of $50,312,500. Even if the trading price of the Combined Company common stock were as low as approximately $1.26 per share, and the Placement Warrants were worthless, the value of the Founder Shares would be equal to the Sponsor’s initial investment in Delwinds. As a result, the Sponsor is likely to be able to recoup its investment in the Combined Company and make a substantial profit on that investment, even if the public shares have lost significant value. Accordingly, the Delwinds management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the public stockholders to pursue and consummate the Business Combination rather than to liquidate and to return all of the cash in the trust to the public stockholders. For the foregoing reasons, you should consider the Delwinds management team’s financial incentive to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

Delwinds stockholders and FOXO’s stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Delwinds stockholders and FOXO’s stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, Delwinds and FOXO may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Delwinds and FOXO to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

If the conditions to the Merger are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the stockholders of Delwinds (including each of the Required Approvals) and FOXO, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Merger Agreement and in addition to stockholder consent, include among other requirements, (i) receipt of requisite regulatory approvals and no law or order preventing the transactions, (ii) no pending litigation to enjoin or restrict the Closing, (iii) each party’s representations and warranties being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect), (iv) each party complying in all material respects with its covenants and agreements, (v) no Material Adverse Effect with respect to a party since the date of the Merger Agreement which remains continuing and uncured, (vi) the members of the post-Closing board being elected or appointed, (vii) an effective registration statement and (viii) the conditional NYSE approval. See “Business Combination Proposal (Proposal 2) — Conditions to the Closing” below for a more complete summary. Delwinds and FOXO cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause Delwinds and FOXO to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Delwinds may not be able to find another potential candidate for its initial business combination prior to Delwinds’ deadline (currently September 15, 2022), and Delwinds will be required to liquidate.

Specifically as to regulatory approvals, FOXO indirectly owns and controls FOXO Life Insurance Company, an Arkansas domestic stock life insurer, and upon the consummation of the Business Combination, Delwinds will directly own and control FOXO. Therefore, Delwinds will acquire indirect control of FOXO Life Insurance Company upon consummation of the Business Combination. Acquisition of control of an Arkansas domestic insurer requires, under Arkansas insurance laws, the prior approval of the Arkansas Insurance Commissioner. Delwinds will file a Form A Statement Regarding the Acquisition of Control of a Domestic Insurer (“Form A”) with the Arkansas Insurance Commissioner applying for approval of Delwinds’ acquisition of control of FOXO Life Insurance Company.

While Delwinds expects that the Arkansas Insurance Commissioner will issue an order approving Delwinds’ acquisition of control of FOXO Life Insurance Company, there can be no assurance that such approval will be obtained, nor that it will be obtained in time to consummate the Business Combination within the time period contemplated by Merger Agreement. Further, if the Arkansas Insurance Commissioner determines that the Arkansas Insurance Commissioner will approve the acquisition of control of FOXO Life Insurance Company by Delwinds only upon certain conditions, there can be no certainty that Delwinds would find such conditions acceptable or would be able to satisfy such conditions. Any delay or failure to obtain the Arkansas Insurance Commissioner’s approval of the acquisition of control of FOXO Life Insurance Company could prevent the Business Combination from being consummated or being delayed.

Delaware law and the Combined Company’s certificate of incorporation and bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Charter and the Proposed Bylaws that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Combined Company Board and therefore depress the trading price of the Combined Company’s common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the FOXO Board or taking other corporate actions, including effecting changes in the management of the Combined Company. Among other things, the Proposed Charter and the Proposed Bylaws include provisions regarding:

•        opting out of Section 203 of the DGCL to allow the Combined Company to establish its own rules governing business combinations with interested parties;

•        the ability of the Combined Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, the Combined Company’s directors and officers;

•        the exclusive right of the Combined Company Board to elect a director to fill a vacancy created by the expansion of the Combined Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Combined Company Board;

•        the requirement that a special meeting of stockholders may be called only by the Combined Company Board, the chairperson of the Combined Company Board, the Combined Company’s chief executive officer or the Combined Company’s president (in the absence of a chief executive officer), which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•        the requirement for the affirmative vote of holders of at least 2/3 of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of the Proposed Charter or the Proposed Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Combined Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Combined Company Board to amend the bylaws, which may allow the Combined Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

•        a dual class common stock structure, which may, after the Business Combination, provide Jon Sabes with the ability to influence the outcome of matters requiring stockholder approval to a greater extent than his ownership interest would permit without the dual class common stock structure; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Combined Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Combined Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Combined Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Combined Company Board or management.

Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Combined Company’s capital stock and could also affect the price that some investors are willing to pay for the Combined Company’s common stock.

The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between the Combined Company and its stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit the ability of the Combined Company’s stockholders to choose the judicial forum for disputes with the Combined Company or its directors, officers, or employees.

The Proposed Charter, which will become effective upon the Closing, will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to the Combined Company or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Proposed Charter will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of the Combined Company’s securities shall be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, both of which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Combined Company’s business and financial condition.

The issuances of additional shares of Class A Common Stock under the Cantor Agreement may result in dilution of future Class A Common stockholders and have a negative impact on the market price of the Class A Common Stock.

We believe that the proceeds from the Business Combination and our existing cash and cash equivalents are able to meet the working capital needs of the Combined Company. Our estimates may prove to be inaccurate, and we could spend our capital resources faster than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to spend capital significantly faster than we currently anticipate, and we may need to seek additional funding sooner than planned, including drawdowns under the Cantor Agreement. To the extent this occurs, it could impose significant dilution on the stockholders of the combined entity.

The Combined Company is entitled to sell shares of Class A Common Stock for gross proceeds of an aggregate of up to $40 million to the Cantor Investor, at a price equal to 97% of the volume weighted average price of the Class A Common Stock during the applicable trading date on which the Combined Company has timely delivered notice to the Cantor Investor directing it to purchase the shares of Class A Common Stock, subject to meeting the terms and conditions of the Cantor Agreement. This equity line facility is available after the Closing for a period until the first day of the month next following the 36-month anniversary of when the SEC has declared effective a registration statement covering the resale of such shares of Class A Common Stock or until the date on which the facility has been fully utilized, if earlier. The limitations on the amount and frequency of the draws that the Combined Company can make under the Cantor Agreement, which include (i) the requirement that there be an effective registration statement covering the resale of the shares of Class A Common Stock to be issued under the Cantor Agreement and (ii) offering size restrictions relating to the Combined Company’s trading volume, which may affect its ability to draw under the Cantor Agreement. Therefore, the proceeds under the Cantor Agreement may be less than anticipated.

In addition, the closing of the Business Combination would entitle the Cantor Investor to receive payment of a commitment fee of $1.6 million payable in shares of Class A Common Stock.

The issuances of Class A Common Stock pursuant to the Cantor Agreement would result in dilution of future Class A Common stockholders and could have a negative impact on the market price of the Class A Common Stock and the Combined Company’s ability to obtain additional financing.

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase Delwinds Class A common stock or the Public Warrants from Delwinds public stockholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Delwinds Class A common stock.

The Sponsor, directors, officers, advisors or their affiliates may purchase shares of Delwinds Class A common stock or the Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares of Delwinds Class A common stock or the Public Warrants in such transactions.

Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers, advisors or their affiliates purchase shares of Delwinds

Class A common stock in privately negotiated transactions from Delwinds public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining stockholder approval of the initial business combination. Any such purchases of the Delwinds securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Delwinds Class A common stock or the Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the Delwinds securities on a national securities exchange.

Delwinds Stockholders who redeem their Delwinds Class A Common Stock may continue to hold any Delwinds Public Warrants that they own, which will result in dilution to non-redeeming Delwinds Stockholders upon exercise of such Delwinds Public Warrants or Closing Warrants, as applicable.

Delwinds Stockholders who redeem their Delwinds Class A Common Stock may continue to hold any Delwinds Public Warrants that they own at such time, which will result in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (a) all redeeming Delwinds Stockholders that acquired Delwinds Units in the Delwinds Initial Public Offering and continue to hold the Delwinds Public Warrants that were included in such Delwinds Units, and (b) maximum redemption of Delwinds Class A Common Stock held by the redeeming Delwinds Stockholders, 10,062,500 Delwinds Public Warrants would be retained by redeeming Delwinds Stockholders. As a result, the redeeming Delwinds Stockholders would hold Delwinds Public Warrants with an aggregate market value of $1.5 million, as of July 6, 2022, while non-redeeming Delwinds Stockholders would suffer dilution in their percentage ownership and voting interest of the Combined Company upon exercise of the Delwinds Public Warrants held by redeeming Delwinds Stockholders.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Delwinds’ business, including its ability to complete the Business Combination, and results of operations.

Delwinds is subject to laws and regulations enacted by national, regional and local governments. In particular, Delwinds is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Delwinds’ business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Delwinds’ business, including its ability to complete the Business Combination, and results of operations.

Risks Applicable to a Dual Class Multiple Voting Common Stock Structure

The Combined Company will have a dual class multiple voting common stock structure that will have the effect of concentrating voting control with the holders of our Class V Common Stock. Our Class V Common Stock will have multiple votes per share and this ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A Common stock.

The Combined Company will have a dual class multiple voting common stock structure and the holders of FOXO Class B Common Stock will, at Closing, exchange their FOXO Class B Common Stock for Class V Common Stock issued by the Combined Company, which will have ten votes per share. After the Closing, the FOXO Founders will own shares of Class V Common Stock representing approximately 22.6% of the voting power of the outstanding capital stock of the Combined Company following the Business Combination. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, such concentrated control may adversely affect the market price of our Class A Common Stock.

Shares of Class V Common Stock will be convertible into shares of Class A Common Stock and will automatically convert into shares of Class A Common Stock upon the occurrence of certain future events, generally including transfers, subject to limited exceptions set forth in the Proposed Charter. The conversion of Class V Common Stock to Class A Common Stock will have the effect, over time, of increasing the relative voting power of those holders of Class V Common Stock who retain their shares in the long term.

We cannot predict the effect that a dual-class multiple voting Common Stock structure may have on the market price of our Class A Common Stock.

We cannot predict whether having a Proposed Charter that permits the issuance of multiple voting shares in a dual-class structure will result in a lower or more volatile market price of our Class A Common Stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Common Stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Common stock less attractive to other investors. As a result, the market price of our Class A Common stock could be adversely affected.

Risks Related to Ownership of Combined Company Common Stock

An active market for the Combined Company’s securities may not develop, which would adversely affect the liquidity and price of the Combined Company’s securities.

The price of the Combined Company’s securities may vary significantly due to factors specific to the Combined Company as well as to general market or economic conditions. Furthermore, an active trading market for the Combined Company’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

There can be no assurance that the shares of the Combined Company’s common stock that will be issued in connection with the Business Combination will be approved for listing on the NYSE following the Closing, or that the Combined Company will be able to comply with the continued listing rules of the NYSE.

In connection with the Business Combination and as a condition to FOXO’s obligations to complete the Business Combination, the Company will be required to demonstrate compliance with the NYSE’s initial listing requirements, which generally require, among other criteria, a per share price of at least $4.00 and a market capitalization of at least $150,000,000. In addition to the listing requirements for the Combined Company’s common stock, the NYSE imposes listing standards on warrants. Delwinds cannot assure you that the Combined Company will be able to meet those initial listing requirements, in which case FOXO will not be obligated to complete the Business Combination.

In order to continue the listing of its securities on the NYSE, Delwinds prior to the Business Combination, and the Combined Company following the consummation of the Business Combination, must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the NYSE, distribution levels. Generally, a listed company must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of its securities (currently 300 public holders). Even if the Combined Company’s common stock and warrants are approved for listing on the NYSE, the Company may not meet the NYSE continued listing requirements following the Business Combination.

If the NYSE delists the Combined Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, the Combined Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Combined Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the Combined Company’s common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of FOXO’s securities may depend on, among other things, the number of shares of Delwinds common stock that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Delwinds’ units, common stock and warrants are listed on the NYSE, Delwinds’ units, common stock and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of Delwinds’ securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Delwinds is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Delwinds was no longer listed on the NYSE, Delwinds’ securities would not qualify as covered securities under the statute and Delwinds would be subject to regulation in each state in which Delwinds offers its securities.

The market price of the Combined Company’s common stock may decline as a result of the Business Combination.

The market price of the Combined Company’s common stock may decline as a result of the Business Combination for a number of reasons including if:

•        investors react negatively to the prospects of the Combined Company’s business and the prospects of the Business Combination;

•        the effect of the Business Combination on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        the Combined Company does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

The Combined Company’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of the Combined Company common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of the Combined Company common stock at an attractive price due to a number of factors such as those listed in “— Risks Related to FOXO” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of the Combined Company’s competitors;

•        changes in expectations as to the Combined Company’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by the Combined Company or its competitors;

•        announcements by the Combined Company or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in the Combined Company’s management;

•        changes in general economic or market conditions or trends in the Combined Company’s industry or markets;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to the Combined Company’s business;

•        future sales of the Combined Company common stock or other securities;

•        investor perceptions of the investment opportunity associated with the Combined Company common stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by the Combined Company or third parties, including the Combined Company’s filings with the SEC;

•        litigation involving the Combined Company, the Combined Company’s industry, or both, or investigations by regulators into the Combined Company Board, the Combined Company’s operations or those of the Combined Company’s competitors;

•        guidance, if any, that the Combined Company provides to the public, any changes in this guidance or the Combined Company’s failure to meet this guidance;

•        the development and sustainability of an active trading market for the Combined Company common stock;

•        actions by institutional or activist stockholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of the Combined Company common stock, regardless of the Combined Company’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Combined Company common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If the Combined Company was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the Combined Company’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on the Combined Company common stock for the foreseeable future, you may not receive any return on investment unless you sell your Combined Company common stock at a price greater than what you paid for it.

The Combined Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Combined Company common stock will be at the sole discretion of the Combined Company Board. The Combined Company Board may take into account general and economic conditions, the Combined Company’s financial condition and results of operations, the Combined Company’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by the Combined Company to its stockholders or by its subsidiaries to it and such other factors as the Combined Company Board may deem relevant. As a result, you may not receive any return on an investment in the Combined Company common stock unless you sell your Combined Company common stock for a price greater than that which you paid for it.

The Combined Company stockholders may experience dilution in the future.

The percentage of shares of the Combined Company common stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that the Combined Company may grant to its directors, officers and employees, or the exercise of the Combined Company warrants. Such issuances may have a dilutive effect on the Combined Company’s earnings per share, which could adversely affect the market price of the Combined Company common stock.

Certain Delwinds warrants are accounted for as a warrant liability and will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of the Combined Company common stock.

On April 12, 2021, the SEC Staff issued the SEC Staff Statement, wherein the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the SEC Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing the Delwinds warrants. In light of the issues raised in the SEC Staff Statement, Delwinds reevaluated the accounting treatment of the Delwinds warrants, and pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), determined the Delwinds warrants should be classified as derivative liabilities measured at fair value on our balance sheet, with any changes in fair value to be reported each period in earnings on Delwinds’ statement of operations.

As a result of the recurring fair value measurement, Delwinds’ financial statements may fluctuate quarterly, based on factors that are outside of Delwinds’ control. Due to the recurring fair value measurement, Delwinds expects it will recognize non-cash gains or losses on Delwinds’ warrants each reporting period and that the amount of such gains or losses could be material.

If securities or industry analysts do not publish research or reports about the Combined Company’s business, if they change their recommendations regarding the Combined Company common stock or if the Combined Company’s operating results do not meet their expectations, the Combined Company common stock price and trading volume could decline.

The trading market for the Combined Company common stock will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its businesses. If no securities or industry analysts commence coverage of the Combined Company, the trading price for the Combined Company common stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish unfavorable research about its businesses, or if the Combined Company’s operating results do not meet analyst expectations, the trading price of the Combined Company common stock would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company regularly, demand for the Combined Company common stock could decrease, which might cause the Combined Company common stock price and trading volume to decline.

Delwinds stockholders will experience immediate dilution as a consequence of the issuance of Common Stock. Having a minority share position may reduce the influence that Delwinds’ current stockholders have on the management of the Combined Company.

It is anticipated that, following the Business Combination (1) Delwinds’ public stockholders are expected to own approximately 26.5% of the outstanding Common Stock, (2) the FOXO Stockholders are expected to collectively own approximately 59.5% of the outstanding Common Stock, and (3) the Sponsor and other initial stockholders are expected to own approximately 13.6% of the outstanding Common Stock.

Future sales, or the perception of future sales, by the Combined Company or its stockholders in the public market following the Business Combination could cause the market price for the Combined Company common stock to decline.

The sale of shares of the Combined Company common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of the Combined Company common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for the Combined Company to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that the Combined Company will have a total of 41,751,055 shares of the Combined Company common stock outstanding (excluding the exercise of any Assumed Options and Assumed Warrants and assuming that (i) there are no redemptions of any shares by Delwinds’ public stockholders in connection with the Business Combination, and (ii) no awards are issued under the Incentive Plan. All shares currently held by Delwinds public stockholders and all of the shares issued in the Business Combination to existing FOXO securityholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than the Combined Company’s “affiliates” (as defined under Rule 144 under the Securities Act, (“Rule 144”)), including the Combined Company’s directors, executive officers and other affiliates.

Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of FOXO, who are expected to collectively own approximately 11.5% of the shares of the Combined Company common stock outstanding following the Business Combination (based on the above assumptions and FOXO’s current stockholdings), agreed with Delwinds pursuant to the Lock-Up Agreements, subject to certain exceptions, not to dispose of or hedge any of their shares of the Combined Company common stock or securities convertible into or exchangeable for shares of the Combined Company common stock during the period from the date of the Closing and ending upon the earlier to occur of the 1-year anniversary of the Closing or, if the lock-up period applicable to the Founder Shares is amended in accordance with the Insider Letter Amendment Proposal, upon approval thereof by Delwinds stockholders, 180 days after the Closing (subject to early release if FOXO consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party). Additionally, prior to the Closing, the existing lock-up agreements between FOXO and the 2021 Bridge Investors, who are expected to collectively own approximately 8.5% of the shares of the Combined Company common stock outstanding following the Business Combination (based on the above assumptions and FOXO’s current stockholders), excluding those holders that entered into the Lock-Up Agreements, which lock-up agreements restrict transfers within a six month period after the Closing, shall be amended to join Delwinds and Purchaser Representative as parties thereto. See “The Business Combination Proposal — Related Agreements — Lock-up Agreements.”

In addition, the shares of the Combined Company common stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing 10% of the fully diluted outstanding shares of the Combined Company common stock immediately following consummation of the Merger are expected to be reserved for future issuance under the Incentive Plan. The Combined Company is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of the Combined Company common stock or securities convertible into or exchangeable for shares of the Combined Company common stock issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, the Combined Company may also issue its securities in connection with investments or acquisitions. The amount of shares of the Combined Company common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of the Combined Company common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to the Combined Company stockholders.

Delwinds currently is, and the Combined Company will be, an “emerging growth company” within the meaning of the Securities Act, and if the Combined Company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Delwinds is currently and, following the consummation of the Merger, the Combined Company will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. The Combined Company may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the Combined Company stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by the Combined Company less attractive because the Combined Company will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of the Combined Company’s securities may be lower than they otherwise would be, there may be a less active trading market for the Combined Company’s securities and the trading prices of the Combined Company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Delwinds has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Combined Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Combined Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The Combined Company will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the IPO, (ii) the last day of the fiscal year in which the Combined Company has total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which the Combined Company is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Combined Company common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The Combined Company may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

The Combined Company will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Combined Company common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date the Combined Company sends the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable by the Combined Company, the Combined Company may exercise its redemption right if there is a current registration statement in effect with respect to the shares of the Combined Company common stock underlying such warrants. Redemption of the outstanding Public Warrants could force you to: (i) exercise your warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Warrants will be redeemable by the Combined Company for cash so long as they are held by the Sponsor or its permitted transferees.

In the event the Combined Company determines to redeem the Public Warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by the Combined Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Combined Company’s posting of the redemption notice to DTC. The closing price for the Delwinds Class A Common Stock as of [    ], 2022 was $[    ] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Risks Related to Redemption

There is no guarantee that a Delwinds public stockholder’s decision whether to redeem its shares of Delwinds common stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

We cannot assure you as to the price at which a public stockholder may be able to sell the shares of the Combined Company common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Merger, may cause an increase in the Combined Company stock price, and may result in a lower value realized now than a Delwinds stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares. Similarly, if a Delwinds public stockholder does not redeem such stockholder’s shares, such stockholder will bear the risk of ownership of the Combined Company common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell such stockholder’s shares of the Combined Company common stock in the future for a greater amount than the redemption price set forth in this joint proxy statement/consent solicitation statement/prospectus. A Delwinds public stockholder should consult such stockholder’s own tax or financial advisor for assistance on how this may affect its individual situation.

If Delwinds public stockholders fail to comply with the redemption requirements specified in this joint proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

Delwinds intends to comply with the U.S. federal proxy rules in conducting redemptions in connection with the Business Combination. However, despite Delwinds’ compliance with these rules, if a Delwinds stockholder fails to receive Delwinds’ proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of Delwinds common stock. In addition, this joint proxy statement/consent solicitation statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem public shares. In the event that a public stockholder fails to comply with these or any other procedures, its public shares may not be redeemed.

In order to exercise their redemption rights, public stockholders are required to deliver their public shares, either physically or electronically using The Depository Trust Company’s DWAC System, to Delwinds’ transfer agent prior to the vote at the Delwinds Special Meeting. If a public stockholder properly seeks redemption as described in this joint proxy statement/consent solicitation statement/prospectus and the Business Combination is consummated, Delwinds will redeem these public shares for a pro rata portion of the funds deposited in the Trust Account and the public stockholder will no longer own such public shares following the Merger. See the section entitled “Delwinds Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of Delwinds stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such public shares in excess of 15% of the public shares.

A public stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such stockholder’s public shares or, if part of such a group, the group’s public shares, in excess of 15% of the public shares, without the prior consent of Delwinds. However, Delwinds stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess public shares could result in you suffering a material loss on your investment in Delwinds if you sell such excess public shares in open market transactions. Delwinds cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per share redemption price.

Risk Related to FOXO

Unless the context otherwise requires, references to “we,” “us” and “our” in this subsection “— Risks Related to FOXO” generally refer to FOXO in the present tense and the Combined Company from and after the Business Combination.

Risks Related to FOXO’s Business and Industry

FOXO has a history of losses and it may not achieve or maintain profitability in the future.

FOXO is a development stage company and has not been profitable since its inception in 2019, accumulating deficits of $64,343,000, $51,976,000 and $13,488,000 as of March 31, 2022, December 31, 2021 and December 31, 2020, respectively. FOXO incurred net losses of $38,488,000 and $8,653,000 in the years ended December 31, 2021 and December 31, 2020, respectively, and $12,367,000 for the three months ended March 31, 2022. FOXO expects it will require significant capital in connection with its efforts to commence commercial operations following consummation of the Business Combination, and it will be required to continue to make significant investments to further develop and expand its business. In particular, it expects to continue to expend substantial financial and other resources on marketing and advertising as part of its strategy to develop and increase its brand awareness, customer base, as well as on research and development activities regarding its epigenetic biomarker technology. The brand awareness marketing and advertising expenses that FOXO will incur will typically be expensed immediately. In addition, FOXO expects to continue to increase its headcount significantly in the coming years. As a public company, FOXO expects to incur significant legal, accounting and other expenses that it did not incur as a private company. FOXO expects that its net loss will increase in the near term as it continues to make such investments to grow its business. Despite these investments, FOXO may not succeed in increasing its revenue on the timeline that it expects or in an amount sufficient to lower its net loss and ultimately become profitable. Moreover, if FOXO’s revenue declines, it may not be able to reduce costs in a timely manner because many of its costs are fixed, at least in the short term. In addition, if FOXO reduces variable costs to respond to losses, this may limit its ability to enter into agreements with new customers and grow its revenues. Accordingly, FOXO may not achieve or maintain profitability and it may continue to incur significant losses in the future.

FOXO’s independent registered public accounting firms have included an explanatory paragraph relating to FOXO’s ability to continue as a going concern in its report on FOXO’s audited financial statements included in this joint proxy statement/consent solicitation statement/prospectus, which could limit FOXO’s ability to raise additional capital and thereby materially adversely impact its business.

FOXO’s audited financial statements for the years ended December 31, 2021 and 2020 were prepared assuming that it will continue as a going concern. Primarily as a result of FOXO’s losses, limited working capital, convertible debt obligations and significant operating costs expected to be incurred in the next twelve months, the reports of FOXO’s independent registered public accounting firms included elsewhere in this joint proxy statement/consent solicitation statement/prospectus contain an explanatory paragraph on its financial statements stating there is substantial doubt about its ability to continue as a going concern. Such an opinion could materially limit FOXO’s ability to raise additional funds through the issuance of new debt or equity securities or otherwise. There is no assurance that sufficient financing will be available when needed to allow FOXO to continue as a going concern. The perception that FOXO may not be able to continue as a going concern may also make it more difficult to operate its business due to concerns about its ability to meet its contractual obligations.

If FOXO is unable to secure additional capital, it may be required to curtail its business initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause a significant reduction in the scope of FOXO’s planned development, which could harm its business, financial condition and operating results. It is not possible for FOXO to predict at this time the potential success of its business. The revenue and income potential of FOXO’s proposed business and operations are currently unknown. The accompanying financial statements do not include any adjustments that may be necessary should FOXO be unable to continue as a going concern.

FOXO will require additional capital to commercialize its product and service offerings and grow its business, which may not be available on terms acceptable to it or at all.

To the extent that FOXO’s present capital and the proceeds that FOXO may receive from the Business Combination and related financing transactions is insufficient to meet operating requirements (including regulatory capital requirements) or to cover losses, FOXO will need to raise additional funds through financings to carry out its business plans. Many factors will affect FOXO’s capital needs as well as their amount and timing, including FOXO’s growth and profitability as well as market disruptions and other developments.

Historically, FOXO has funded its operations, marketing expenditures and capital expenditures primarily through equity issuances and debt instruments. FOXO evaluates financing opportunities from time-to-time, and its ability to obtain financing will depend, among other things, on its development efforts, business plans and operating performance, and the condition of the capital markets at the time it seeks financing. FOXO cannot be certain that additional financing will be available to it on favorable terms, or at all.

If FOXO raises additional funds through the issuance of equity, equity-linked or debt securities, its existing stockholders may experience dilution. Any debt financing secured by FOXO in the future could require that a substantial portion of its operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for FOXO to obtain additional capital and to pursue business opportunities.

If FOXO is unable to obtain adequate financing or financing on terms satisfactory to it, FOXO’s ability to continue to support its business growth, maintain minimum amounts of risk-based capital and to respond to business challenges could be significantly limited, and its business, results of operations and financial condition could be adversely impacted.

FOXO’s future success depends in large part on the continued participation in the business of Jon Sabes, FOXO’s founder and Chief Executive Officer of the Combined Company, which cannot be ensured or guaranteed.

Jon Sabes, FOXO’s founder and Chief Executive Officer, and member of its board of directors, is expected to serve as a member of the board of directors, and the Chief Executive Officer, of the Combined Company after consummation of the Business Combination. Since inception, Mr. Sabes has been instrumental in shaping FOXO’s vision, strategic direction and execution priorities. There can be no assurance that Mr. Sabes will continue to work for FOXO or that he will continue to serve as an officer or director of the Combined Company. Mr. Sabes’ departure from service with the Combined Company could materially adversely impact FOXO’s business.

The loss of the services of FOXO’s other current executives or other key employees, or the failure to attract additional key individuals, could materially adversely impact its business, results of operations and financial condition.

FOXO’s financial success is dependent to a significant degree upon the efforts of its current executive officers and other key employees. At present, FOXO does not maintain key-man life insurance policies for any of these individuals. In addition, FOXO’s success and viability will depend to a significant extent upon its ability to attract and retain qualified personnel in all areas of its business, especially its sales, science, and financial management teams. If FOXO were to lose the key members of its respective teams, it would need to replace them with qualified individuals in a timely manner or its business, results of operations and financial condition could be adversely impacted.

FOXO’s business significantly depends upon the strength of its brands, and if it is not able to develop, maintain and enhance its brands, its ability to develop and expand its customer base may be adversely impacted and its business and operating results may be harmed.

FOXO believes that the brand identity it will develop (encompassing multiple brands) will significantly contribute to the success of its business. Developing, maintaining and enhancing its brands may require FOXO to make substantial investments and these investments may not be successful. If FOXO fails to develop, maintain or enhance its brands, or if it incurs excessive expenses in this effort, its business, operating results and financial condition may be materially adversely impacted. Many of FOXO’s competitors have brands that are well recognized. As a relatively new entrant into the markets in which it operates, FOXO will likely spend considerable money and other resources to create brand awareness and build its reputation. FOXO anticipates that, as its market becomes increasingly competitive, maintaining and enhancing its brands may become increasingly difficult and expensive.

FOXO may not be able to build brand awareness, and its efforts at building, maintaining and enhancing its reputation could fail. Complaints or negative publicity about FOXO’s business practices, its marketing and advertising campaigns, its compliance with applicable laws and regulations, the integrity of the data that it provides to consumers or business partners, data privacy and security issues, and other aspects of its business, whether valid or not, could diminish confidence in FOXO’s brands, which could adversely impact its reputation and business. FOXO’s management team, including its Chief Executive Officer and other executive officers, could be subject to negative publicity that could interfere with FOXO’s ability to successfully establish its brand or impact FOXO’s ability to compete for business or attract and retain customers.

FOXO was formed to become a separate and independently managed and controlled entity from GWG Holdings, Inc. (“GWG”). GWG, which remains a significant stockholder in FOXO, on April 20, 2022, announced that it has filed for chapter 11 bankruptcy protection in the Federal Bankruptcy Court for the Southern District of Texas. FOXO’s Chief Executive Officer was an officer and director of GWG prior to the formation of FOXO in November 11, 2019. FOXO is not a party to this bankruptcy and FOXO’s Chief Executive Officer has not been an officer or director of GWG since April 2019, but the bankruptcy proceedings could negatively impact the brand of FOXO and its Chief Executive Officer.

As FOXO commercializes and expands its product offerings and enters new markets, it needs to establish its reputation with customers, and to the extent that it is not successful in creating positive impressions, its business could be adversely impacted. There can be no assurance that FOXO will be able to develop, maintain or enhance its reputation, and failure to do so could materially adversely impact its business, results of operations and financial condition. If FOXO is unable to develop, maintain or enhance consumer awareness of its brands in a cost-effective manner, its business, results of operations and financial condition could be materially adversely impacted.

Members of FOXO’s management team have been, and may from time to time be, associated with negative media coverage or become involved in legal or regulatory proceedings or investigations unrelated to FOXO’s business.

Members of our management team have been involved in a wide variety of businesses, including transactions, such as sales and purchases of businesses, and ongoing operations. As a result of such involvement, members of our management team may from time to time be associated with negative media coverage or become involved in legal or regulatory proceedings or investigations unrelated to FOXO’s business. For example, Jon Sabes, FOXO’s CEO and member of the FOXO Board, was the chief executive officer and director of GWG until April 26, 2019. On April 20, 2022, GWG, which is a significant stockholder in FOXO, announced that it filed for chapter 11 bankruptcy protection in the Federal Bankruptcy Court for the Southern District of Texas. In addition, GWG previously disclosed that it received a subpoena from the SEC’s Division of Enforcement on October 6, 2020 to produce documents in connection with an investigation related to its investment products and accounting matters. Any negative media coverage, regulatory proceedings or investigations related to FOXO’s management team, may be detrimental to the management team’s reputation or result in other negative consequences or damages, which could cause a material adverse impact on FOXO’s business and the stock price of the Combined Company.

Development of new products and services will require substantial resources, and FOXO cannot guarantee that it will have the resources or ability to continue such development.

Developing new products and services requires substantial technical, financial and human resources, whether or not any products or services are ultimately commercialized. FOXO may pursue what it believes is a promising opportunity only to discover that certain of its risk or resource allocation decisions were incorrect or insufficient, or that individual products, services or its science in general has technology limitations or risks that were previously unknown or underappreciated. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, FOXO may experience a material adverse impact on its business and ability to fund its operations.

FOXO’s success is based on its ability to integrate molecular biotechnology into the life insurance industry, and its inability to do so may adversely affect its operating results, business prospects and its ability to repay its obligations.

The success of FOXO’s business is based upon its ability to create new products and services by integrating molecular biotechnology into the life insurance industry. FOXO expects that current and future developments in molecular biotechnology will enhance the life insurance industry; however, the industry’s acceptance of molecular biotechnology will primarily be impacted by a variety of factors such as the acceptance of new products and services by consumers, insurance carriers, and agents; as well as the interpretation of existing laws and regulations (including laws relating to privacy), the passage of new legislation and regulations, interest rates, reserve requirements and actuarial understandings and methodologies, and future innovations in molecular biotechnology. Importantly, the factors that FOXO believes will most significantly affect the development and success of its products and services in the life insurance industry are beyond its control. Any material and adverse development in the life insurance market could adversely affect FOXO’s operating results, its access to capital, and its business prospects and viability. Because of this, an investment in the common stock of the Combined Company generally involves greater risk as compared to investments offered by companies with more diversified business operations in more established markets.

FOXO’s success depends, in large part, on its ability to commercialize its technology enabled products and services with a high level of service at a competitive price, achieve sufficient sales volume to realize economies of scale, and create innovative new products and services to offer to its customers. FOXO’s failure to achieve any of these outcomes would adversely impact its business.

FOXO’s success depends, in large part, on its ability to extend its technology enabled products and services to the life insurance market with a high level of service at a competitive price, achieve sufficient sales volume to realize economies of scale, and create innovative new products and services to offer to its customers. The growth and expansion of FOXO’s business and service offerings, once such offerings are commercialized, is expected to place a continuous significant strain on FOXO’s management, operational and financial resources. To effectively manage its growth following development and commercialization of its products and services, FOXO must continue to implement and improve its operational, financial and management information systems and to expand, train and manage its employee base. While FOXO plans to partner with third-party commercialization partners, as well as one or more domestic and/or international insurance carriers, it must continue to work to scale its own operations to meet increases in demand for FOXO’s products and services. In the event of further growth of its operations or in the number of its third-party relationships, FOXO’s supply, systems, procedures or internal controls may not be adequate to support its operations and its management may not be able to manage any such growth effectively.

Even if FOXO is able to successfully scale its infrastructure and operations, it cannot ensure that demand for its products and services will increase at levels consistent with the growth of its infrastructure. If FOXO fails to generate demand commensurate with this growth or if it fails to scale its infrastructure sufficiently in advance to meet such demand, its business, financial condition and results of operations could be materially adversely impacted.

FOXO expects its revenue and results of operations to fluctuate on a quarterly and annual basis.

FOXO’s revenue and results of operations could vary significantly from period-to-period and may fail to match expectations as a result of a variety of factors, some of which are outside of its control. Among other factors, FOXO’s revenue and results may vary as a result of fluctuations in the number of customers purchasing insurance products from FOXO or its business partners, research and development expenditures, and/or the timing and amount of its expenses. Fluctuations and variability across the industry may affect FOXO’s revenue and results of operations. As a result of the potential variations in its revenue and results of operations, period-to-period comparisons may not be meaningful and the results of any one period should not be relied on as an indication of future performance. In addition, FOXO’s results of operations may not meet the expectations of investors or public market analysts who follow the Combined Company, which may adversely impact its stock price.

FOXO’s success and the growth of its business will depend on its ability to effectively and in a cost-feasible manner acquire, maintain, and engage with its targeted customers. If FOXO fails to acquire, maintain, and engage customers, its business, revenue, operating results and financial condition will be adversely impacted.

As a new company, FOXO anticipates that sales and marketing expenses will continue to represent a large part of its overall operating costs for the foreseeable future. FOXO cannot guarantee, however, that its investments in sales and marketing will effectively reach potential customers, potential customers will decide to buy its products or services, or that customer spend for its products and services will yield the intended return on investment.

In addition, many factors, some of which are beyond FOXO’s control, may reduce its ability to acquire, maintain and engage with customers, including the following:

•        potential customers in a particular marketplace or generally do not meet FOXO’s underwriting guidelines;

•        FOXO’s competitors mimic its digital platform, causing current and potential customers to purchase their insurance products instead of FOXO’s products;

•        changes in advertising platforms’ pricing, which could result in higher advertising costs, and changes in digital advertising platforms’ policies, that may delay or prevent FOXO from advertising through these channels;

•        changes in search algorithms by search engines;

•        ineffectiveness of FOXO’s marketing efforts and other spend to acquire new customers;

•        decline in popularity of, or governmental restrictions on, social media platforms where FOXO plans to advertise;

•        the development of new search engines or social media sites that reduce traffic on existing search engines and social media sites;

•        FOXO suffering reputational harm to its brand resulting from negative publicity, whether accurate or inaccurate;

•        FOXO failing to expand geographically;

•        FOXO failing to obtain an insurance license in jurisdictions where a license is sought;

•        FOXO failing to offer new and competitive products;

•        FOXO failing to develop effective distribution systems;

•        technical or other problems frustrate the customer experience, particularly if those problems prevent FOXO from generating quotes or paying claims in a fast and reliable manner;

•        FOXO is unable to address customer concerns regarding the content, privacy and security; or

•        consumer behavior changes as a result of the COVID-19 pandemic.

FOXO’s inability to overcome these challenges could adversely impact its ability to attract and add new customers, as well as retain existing customers, once obtained, and could have an adverse effect on FOXO’s business, revenue, operating results and financial condition. Further, if FOXO’s customer base does not grow, it may be required to incur significantly higher marketing expenses than it currently anticipates in order to attract new customers. A significant decline in its customer base could have a materially adverse impact on its business, financial condition and results of operations.

Security incidents or real or perceived errors, failures, or bugs in FOXO’s systems or websites could adversely impact its operations, result in loss of personal customer information, damage its reputation and brand, and harm its business and operating results.

FOXO’s success, in particular the sale of insurance products through the FOXO Life brand, will be dependent on its systems, applications, and software operating and meeting the changing needs of FOXO’s customers and users. FOXO will rely on its technology and vendors to successfully implement changes to and maintain its systems and services in an efficient and secure manner. Like all information systems and technology, FOXO’s websites may contain material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload its servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of its computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or online app shutdowns, or could cause loss of critical data, or the unauthorized disclosure, access, acquisition, alteration or use of personal or other confidential information.

If FOXO experiences compromises to its security that result in technology performance, integrity, or availability problems, the complete shutdown of its websites or the loss or unauthorized disclosure, access, acquisition, alteration or use of confidential information, customers or potential customers may lose trust and confidence in FOXO, and may decrease the use of its systems or websites, or stop using its systems or websites entirely. Further, outside parties may attempt to fraudulently induce employees or customers to disclose sensitive information in order to gain access to FOXO’s information, including customer information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, they are often not recognized until launched against a target, and may originate from less regulated and remote areas around the world, FOXO may be unable to proactively address these techniques or to implement adequate preventative measures. Even if FOXO takes steps that it believes are adequate to protect it from cyber threats, hacking against its competitors or other companies could create the perception among its customers or potential customers that its systems or websites are not safe to use.

A significant impact on the performance, reliability, security, and availability of FOXO’s systems, software, or services may harm its reputation, impair its ability to operate, retain customers or attract new customers for the FOXO or FOXO Life brands, and expose FOXO to legal claims and government action, each of which could have a material adverse impact on its business, results of operations, and financial condition.

Changes in general economic conditions could have a material adverse impact on FOXO’s business.

Changes in general economic conditions, including, for example, interest rates, investor sentiment, changes specifically affecting the insurance industry, biotechnology industry, competition, technological developments, political and diplomatic events, tax laws, and other factors not known to FOXO today, could substantially and materially adversely impact FOXO’s business. For example, changes in interest rates may increase its cost of capital and ability to raise capital, and have a corresponding adverse impact on its operating results. While FOXO may engage in certain hedging activities to mitigate the impact of these changes, none of these conditions are or will be within its control. Changes in general economic conditions may also negatively impact demand for life insurance and FOXO’s other products and services.

FOXO’s business may be adversely impacted by the continuation of the COVID-19 pandemic.

In 2020, the global COVID-19 pandemic spread to every country and every state in the United States. The World Health Organization designated COVID-19 as a pandemic, and numerous countries, including the United States, declared national emergencies with respect to the COVID-19 pandemic. While vaccines have been approved and are slowly being deployed, the global impact of the outbreak continues to adversely affect many industries, and different geographies continue to reflect the effects of public health restrictions in various ways. The timing and likelihood of achieving widespread global vaccination remain uncertain, and these vaccines may be less effective against new variants, potentially leading people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time.

The economic recovery following the impact of the COVID-19 pandemic is only partially underway and has been gradual, uneven and characterized by meaningful dispersion across sectors and regions with uncertainty regarding its ultimate length and trajectory. Further, although many jurisdictions had relaxed or lifted restrictions in an effort to generate more economic activity, the risk of continued COVID-19 outbreaks remains, and some jurisdictions may re-impose restrictions in an effort to mitigate risks to public health, especially as more infectious variants of the virus emerge. Increasing infection rates and hospitalizations in certain geographies and a potential resulting market downturn may have a negative impact on FOXO’s planned products and services as well as the business of third parties on which it may rely, and as a result could materially adversely impact FOXO’s business, results of operations and financial condition. It is also possible that the global recovery from the COVID-19 pandemic may reduce demand for personal life insurance and FOXO’s other products and services.

These and other potential impacts make it more challenging for management to estimate the future performance of FOXO’s business. While FOXO cannot predict the specific impacts to its business, financial condition and results of operations, the impacts could be materially negative. These impacts will depend on future developments, which are highly uncertain and out of its control, including, among others, the duration and intensity of the COVID-19 pandemic, as well as the subsequent resumption of business operations and recovery of discretionary consumer spending across the globe. Additional impacts may arise that FOXO is not aware of currently. The potential of such additional impacts intensifies the business and operating risks that FOXO faces, and should be considered when reading the additional risk factors below.

FOXO plans to expand operations abroad, through planned relationships with international life insurance carriers, where FOXO has limited operating experience and where FOXO may be subject to increased regulatory risks and local competition. If FOXO is unsuccessful in any efforts to expand internationally, its business may be harmed.

Regulations exist or are under consideration in countries outside the United States, which limit or prevent the sale of direct-to-consumer genetic tests. Some countries, including Australia, require premarket review by their regulatory body similar to that required in the United States by the FDA. Some countries, including Australia, Germany, France and Switzerland, require a physician prescription for genetic tests providing health information, thus limiting its offering in those countries to an ancestry-only test. Other countries require mandatory genetic counseling prior to genetic testing. If similar prohibitions were enacted with respect to epigenetic testing, or the scope of the aforementioned regulations were expanded to include epigenetics, it could limit the available market for FOXO’s products and services and increase the costs associated with marketing the products and services where FOXO is able to offer its products.

FOXO’s also plans to expand its life insurance business internationally, which will subject it to additional laws and regulatory standards with respect to the insurance business and insurance distribution. FOXO has no previous experience in operating its life insurance business internationally, may incur significant operating expenses in connection, and may not be successful in its compliance with such international laws and regulations.

Legal developments in the European Union have created a range of new compliance obligations regarding transfers of personal data from the European Union to the United States, including the GDPR and UK GDPR, which may apply to certain of FOXO’s activities related to services that it offers or may offer to individuals located in the European Union. Significant effort and expense will be required to ensure compliance with the GDPR and UK GDPR, and could cause FOXO to change its business practices. Moreover, requirements under the GDPR and UK GDPR may change periodically or may be modified by the European Union or the UK and/or the laws of one or more countries. The GDPR and UK GDPR impose stringent compliance obligations regarding the handling of personal data and have resulted in the issuance of significant financial penalties for noncompliance, including possible fines of up to 4% of global annual turnover for the preceding financial year or €20 million/£17.5 million (whichever is higher) for the most serious violations.

FOXO may also need to achieve and maintain International Standards Organization (or ISO) certification of its future Quality Management Systems. If FOXO is not able to achieve or maintain regulatory compliance, it may not be permitted to market its insurance products and/or may be subject to enforcement by EU Competent Authorities, bodies with authority to act on behalf of the government of the applicable EU Member State, or other nations which adopt similar standards, to ensure that the requirements of the directive or regulation are met.

If FOXO fails to comply with any applicable laws and regulations, it may not be able to expand internationally or could become subject to enforcement actions or the imposition of significant monetary fines, other penalties, or claims, which could harm its ability to conduct its business and could have a material adverse impact on its business, financial condition and results of operations.

Risks Related to FOXO’s Epigenetic Testing Services

FOXO’s success and ability to establish and grow its epigenetic testing services will depend on developing epigenetic biomarkers for use in life insurance underwriting. If FOXO fails to develop epigenetic biomarkers that attract and retain life insurance carriers as customers, its operating results and financial condition will be adversely affected.

FOXO is still in the process of developing its saliva-based epigenetic biomarkers for use in life insurance underwriting. If its efforts to develop saliva-based epigenetic biomarkers for health and wellness conditions used in life insurance underwriting fail, FOXO’s ability to attract customers for its underwriting technology services will be adversely impacted.

FOXO’s ability to attract and add new insurance or reinsurance carriers as customers, as well as retain existing customers, once obtained, depends, in large part, on the ability of its epigenetic biomarkers to provide accurate, cost-effective information for life insurance underwriting. If life insurance carriers or reinsurance carriers do not perceive FOXO’s underwriting technology services to be reliable and of high quality, if it fails to introduce new and improved products and services, or if it introduces new products or services that are not favorably received by the market, FOXO may not be able to attract or retain customers. In order for its epigenetic biomarkers technology to provide and continue to provide actuarial value, FOXO may be required to incur significantly higher research and development expenses, costs related to improving its services, and lower margins in order to attract new customers and retain existing customers.

While FOXO will strive to demonstrate the actuarial value of epigenetic biomarker technology it is developing to insurance companies, reinsurers, underwriters, and insurance agents, these counterparts may not embrace its underwriting technology services. Moreover, if FOXO fails to remain competitive on pricing and actuarial accuracy, its ability to grow its business and generate revenue by attracting and retaining customers may be adversely impacted.

Many factors, some of which are beyond FOXO’s control, may reduce its ability to sell its underwriting technology services, including those described in this “Risk Factors” section and the following:

•        FOXO’s potential carrier customers or regulators not understanding or appreciating its science or results (including lack of understanding of the difference between genetics and epigenetics);

•        FOXO’s competitors offering alternative underwriting solutions;

•        FOXO suffering reputational harm to its brand resulting from negative publicity, whether accurate or inaccurate;

•        FOXO failing to offer price competitive products and services;

•        FOXO experiencing technical or other problems that inhibit its ability to service carrier customers in a fast and reliable manner;

•        FOXO being unable to address regulatory concerns regarding the application of epigenetic biomarkers for use in life insurance underwriting;

•        FOXO experiencing regulatory changes that make epigenetics unavailable for use in life insurance underwriting;

•        FOXO being unable to address customer concerns regarding content, privacy and security; or

•        FOXO being impacted by consumer behavior changes as a result of the COVID-19 pandemic.

FOXO’s inability to overcome these challenges could adversely impact its ability to execute its underwriting technology services business and could have an adverse effect on its business, revenue, operating results and financial condition. The inability to commercialize FOXO’s underwriting technology services business would have a materially adverse impact on its business, financial condition and results of operations.

FOXO is applying the relatively new field of epigenetics to life insurance underwriting, which it cannot guarantee will produce the results it seeks or needs for its business model.

While the scientific field of epigenetics and its importance in gene expression is well understood, the scientific field is still developing and the concept of obtaining individually predictive biomarkers of health and wellness from saliva is novel. Most epigenetic research to date has been conducted from blood specimens and has produced extensive peer reviewed publications on the association between DNA methylation and health and wellness factors associated with life insurance underwriting (i.e., tobacco use, cardiovascular health, metabolic health, alcohol use, and drugs of abuse). These association studies, while informative, differ from the individually predictive epigenetic biomarkers FOXO develops and requires for use in life insurance underwriting. In addition, these peer reviewed association studies have not published extensive research on DNA methylation derived from saliva. Accordingly, while FOXO believes that individually predictive biomarkers are available in saliva at accuracy levels that are actuarially significant for use in life insurance underwriting, it cannot guarantee the accuracy of such epigenetic biomarkers, and any errors in the accuracy or results provided by such biomarkers could hinder its ability to gain market share in a very competitive industry. If FOXO is unable to obtain individually predictive epigenetic biomarkers in saliva at accuracy levels efficacious for life insurance underwriting, or if the epigenetic biomarkers do not perform as expected, it could significantly affect its ability to generate revenue from such product, which could then result in a complete loss of your investment.

FOXO’s 2019 Pilot Study demonstrated that epigenetic biomarkers are available in both blood and saliva for traditional life insurance underwriting risk factors, but further research may not validate or improve the results discovered in the Pilot Study.

In 2019, FOXO completed a Pilot Study that sought to measure a wide range of health and wellness factors used in traditional life insurance underwriting with DNA methylation data derived from blood and saliva (see “Information About FOXO — Epigenetic Biomarkers” and “Information About FOXO — Insurance Services Platforms: FOXO Labs — Commercialization of Saliva-Based Epigenetic Biomarkers”).While the Pilot Study was able to identify patterns of DNA methylation (i.e., epigenetic biomarkers) of individuals that correlated with clinical health and wellness measurements used in standard life insurance underwriting, FOXO cannot guarantee that the results of the Pilot Study are completely accurate, or that the results of the Pilot Study will be further validated or improved upon in follow-on research which could negatively impact its ability to pursue its business plans and generate revenue.

FOXO currently has research projects planned and underway designed to further discover, improve and validate the use of its epigenetic biomarkers for its planned commercial purposes, but it cannot guarantee the results of such research and any negative results may negatively impact its ability to pursue its business plans.

FOXO’s current and planned research projects are designed to further discover, improve and validate the use of epigenetic biomarkers for commercial use in life insurance underwriting. The main research projects FOXO has underway are the Physicians’ Health Study, the Validation Study, and the Parallel Run Study (see “Information About FOXO — Insurance Services Platform: FOXO Labs — Research and Development of Epigenetic Biomarkers”).

In addition to the Physicians’ Health Study, the Validation Study and the Parallel Run Study research projects, FOXO has several additional research projects underway that target specific epigenetic biomarkers such as “drugs of abuse” (see “Information About FOXO — Insurance Services Platform: FOXO Labs — Research and Development of Epigenetic Biomarkers”). While FOXO believes these research projects will lead to the discovery, improvement, and commercial validation for the use of its proprietary epigenetic biomarker technology, it cannot guarantee the results of these studies, nor can it guarantee that insurance carriers, agents, underwriters, and consumers will use its products and services based on the results of such studies. FOXO’s results may be misleading or inaccurate, which could adversely impact the acceptance of its products and services, and its overall ability to continue pursuing its business plans. If the results from its research studies differ from what FOXO expects, or if such results are not accepted by insurance carriers, agents, underwriters, and consumers, it will adversely impact FOXO’s ability to pursue its business plans and generate revenue, which could result in a complete loss of your investment.

FOXO intends to provide consumer engagement through its health and wellness platform; however, competition in the personal health and wellness testing market continues to increase and presents a threat to the success of its business.

The number of companies entering the personal health and wellness testing market with offerings similar to those that FOXO intends to provide through its health and wellness testing platform continues to increase. FOXO believes that its ability to offer consumer engagement services that add value to life insurance depends upon many factors both within and beyond its control, including the following:

•        the timing and market acceptance of health and wellness products and services, including the developments and enhancements to those products and services offered by FOXO or its competitors;

•        the customer service and support efforts required to provide personal health and wellness testing services on its platform;

•        the selling and marketing efforts required to support consumers and agents using its consumer engagement services;

•        the ease of use, performance, price and reliability of solutions developed either by FOXO or its competitors; and

•        FOXO’s brand strength relative to its competitors.

FOXO anticipates it will also face competition from other companies attempting to capitalize on the same, or similar, opportunities as it is, including from existing diagnostic, laboratory services and other companies entering the personal health and wellness testing market with new offerings such as direct access and/or consumer self-pay tests and interpretation services. Some of FOXO’s current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than it does. These factors may allow FOXO’s competitors to respond more quickly or efficiently than FOXO can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than it has. FOXO’s competitors may develop products or services that are similar to its products and services or that achieve greater market acceptance than its products and services. This could attract customers away from its services and reduce its market share.

FOXO relies on a limited number of critical third-party suppliers for its epigenetic testing services and in the event it is unable to procure their materials or services, it may not be able to find suitable replacements or immediately transition to alternative suppliers, which will have an adverse impact on its business.

FOXO relies on a limited number of critical third-party suppliers for its epigenetic testing, including: (1) the maker of FOXO’s DNA Kit, which is required for the collection of FOXO’s customers’ saliva; (2) a provider of microarray chips; and (3) a provider of array processing and wet-lab services to deliver the raw epigenetics data to FOXO. Its suppliers could cease supplying these materials, equipment and/or services at any time, or fail to provide FOXO with sufficient quantities of materials/services or materials/services that meet its specifications, or significantly increase the costs of providing the materials or services to FOXO. FOXO’s operations could be interrupted if it encounters delays or difficulties in securing these materials or services, or if it cannot locate an acceptable substitute. Any such interruption could significantly impact FOXO’s business, financial condition, results of operations and reputation.

FOXO’s underwriting technology services face substantial competition, which may result in others discovering, developing or commercializing products and services that are similar to FOXO’s, before or more successfully than it can.

While FOXO believes it is the first company to seek to directly apply saliva-based epigenetic biomarker technology to life insurance underwriting, it has not yet developed and commercialized, and may never successfully develop or commercialize, its saliva-based underwriting technology for the insurance market. Moreover, FOXO’s business faces substantial competition from larger, more established companies with products and services that have been accepted by insurance and underwriting markets and may impair FOXO’s ability to compete to commercialize its products and services in the life insurance industry.

FOXO recognizes that other companies, including larger insurance, insurance technology and biotechnology companies, may be developing or have plans to develop products and services that may compete with FOXO’s. Many of FOXO’s competitors have substantially greater financial, technical, and human resources than FOXO has. In addition, many of FOXO’s competitors have significantly greater experience than FOXO has in operating an insurance company, developing various underwriting protocols, and marketing and commercializing products and services similar to FOXO’s. FOXO’s competitors may discover, develop or commercialize products and services that are more effective, safer or less costly than any products or services that FOXO is developing. FOXO’s competitors may also obtain regulatory approval for their products and services more rapidly than FOXO may obtain approval for its planned insurance products, underwriting protocol and testing services.

FOXO anticipates that competition with its insurance products and underwriting testing services will be based on a number of factors, including product efficacy, safety, accuracy, availability and price. FOXO’s competitive position will also depend upon its ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop and maintain proprietary products or processes, protect its intellectual property including its trade secrets, and to secure sufficient capital resources to support the development and commercialization of its products and services.

FOXO or its partners (or both) may now or in the future be subject to laws and regulations relating to laboratory testing, which could materially adversely impact FOXO’s ability to offer its products or services.

The clinical laboratory testing sector is highly regulated in the United States. Both FOXO and its partners may now, or in the future, be subject to regulation under the Clinical Laboratory Improvement Amendments (or CLIA), or similar state laboratory licensure laws. CLIA is a federal law (administered by the Centers for Medicare & Medicaid Services, or CMS) that, in partnership with the states, regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease or impairment of, or assessment of the health of, human beings. CLIA regulations require clinical laboratories to obtain a certificate commensurate with the type of testing being performed and mandate specific standards in areas including personnel qualifications, administration, participation in proficiency testing, patient test management and quality assurance. CLIA certificates must be renewed every two years, and renewal requires undergoing survey and inspection. CLIA and/or state inspectors may conduct random inspections or conduct inspections as a result of a complaint or reported incident.

DNA methylation profiling of consumer saliva specimens will be performed by FOXO’s wet-laboratory partners. The failure of its laboratory partners to hold CLIA certification or accreditation appropriate to the type of testing they perform, or to comply with CLIA regulations or applicable state licensure requirements could result in adverse regulatory action that, if not timely corrected, could result in FOXO being unable to continue using their services, which could adversely affect FOXO’s business. Similarly, if FOXO’s laboratory partners do not hold state permits or licenses in those states that require them, it may limit FOXO’s ability to offer our products and services on a national basis.

Because FOXO does not directly analyze human specimens in its facilities, but instead performs only data analysis or “dry lab” services, its bioinformatics analysis activities are not subject to CLIA. It is possible that, in the future, CLIA may apply to FOXO’s activities, which could result in FOXO being unable to offer its services or could require additional expenditures to obtain certification, both of which could materially adversely impact its business. FOXO could face similar adverse impacts if a state regulator were to conclude that its bioinformatics activities were subject to state laboratory licensure. Similar adverse consequences could result if CLIA or state regulators disagree with FOXO’s laboratory partners’ interpretation of CLIA or its applicability to their testing services.

FOXO’s underwriting technology and consumer engagement services may now or in the future be subject to laws and regulations relating to laboratory developed tests and software, which could materially adversely impact its business.

The Federal Food, Drug, and Cosmetic Act (or the FDC Act) gives the United States Food and Drug Administration, or FDA, the authority to regulate manufacturers of medical devices, which are defined to include, among other requirements, in vitro diagnostic (or IVD) products (e.g., laboratory instruments, reagents, and collection devices) and software that are intended for use in the diagnosis, treatment, cure, mitigation or prevention of diseases or conditions, including, without limitation, the presence of biomarkers. Medical devices are subject to a variety of regulatory requirements based on their level of risk, including in some cases premarket review and authorization. The FDA enforces its requirements by market surveillance and periodic inspections. The FDA may take a variety of actions in response to violations of the FDC Act and implementing regulations, including, but not limited to, cease and desist orders, injunctions, civil monetary penalties, operating restrictions, or shutdown of production facilities.

The FDA has historically taken the position that laboratory tests developed in-house by a clinical laboratory, sometimes referred to as laboratory developed tests (or LDTs), are subject to regulation as in vitro diagnostic devices. However, the FDA has generally exercised enforcement discretion (i.e., has exercised discretion not to enforce its requirements) with respect to LDTs. Certain types of LDTs have historically not been subject to enforcement discretion, including LDTs for the COVID-19 pandemic and LDTs offered directly to consumers without a health care provider’s order. Legislative proposals introduced in Congress in 2021 seek to codify or, alternatively, eliminate, FDA authority to regulate LDTs.

The FDA also takes the position that stand-alone software that meets the definition of a medical device, known as SaMD, is subject to FDA regulation. Certain categories of medical software, including certain health and wellness software, have been exempted from FDA regulation under the FDC Act. Similarly, the FDA has exercised enforcement discretion with respect to certain types of low risk software products, including those intended to help patients manage chronic conditions.

FOXO’s products and services include epigenetic analysis of laboratory-generated DNA methylation data using its proprietary bioinformatics technology, which it uses to inform both its saliva-based underwriting and molecular health and wellness engagement services. FOXO believes that its products and services are not subject to FDA regulation. First, to the extent its products and services are intended to inform underwriting decisions, they do not meet the definition of a medical device. Second, to the extent FOXO’s products and services incorporate software that is intended solely for health and wellness purposes, it believes such software meets the definition of exempt medical software under the FDC Act, as amended by the 21st Century Cures Act, enacted in 2016. Furthermore, even if elements of FOXO’s products and services could be construed to be subject to FDA oversight, it believes that such elements would be subject to FDA enforcement discretion to the extent that FOXO uses such elements to provide general health and wellness and non-disease-specific information to customers that includes disclaimers and caveats that the information is not intended for medical purposes and poses low risk to consumers.

There can be no guarantee that the FDA will now, or in the future, agree with FOXO’s position. Should the FDA determine that FOXO’s products and services are subject to FDA regulation, FOXO’s operations could be adversely affected. If FDA premarket review or approval were required, FOXO could be forced to stop selling its testing services or be required to modify claims or make other changes while it works to obtain FDA clearance, approval or de novo classification. FOXO’s business, results of operations and financial condition would be negatively affected until such reviews were completed and clearance, approval or de novo classification to market were obtained or the costs of continuing to operate FOXO’s business could increase materially.

FOXO’s use of saliva-based epigenetic biomarkers may in the future be subject to laws and regulations at the state and federal levels relating to the use of such testing or information in life insurance underwriting, which could materially adversely impact FOXO’s business.

Underwriting life insurance is subject to state insurance regulation. We believe the use of epigenetic biomarkers in life insurance underwriting is permissible due to the fact that we are seeking to identify the same underwriting impairments already used by other insurance carriers in medical underwriting today. Moreover, the use of epigenetic testing or information in life insurance underwriting is not prohibited at either the federal or state level. Florida and Louisiana are the only states that have explicitly sought to prohibit the use of genetic information, which is distinguishable from epigenetic information, for use in life insurance underwriting.

Any adverse change in current laws or regulations, or their interpretation, federally or in one or more states in which we operate or plan to operate (or an aggregation of states in which we conduct a significant amount of business) could result in our curtailment or termination of operations in such states, or cause us to not start or modify our operations in a manner that adversely affects our ultimate profitability. Any such action could have a corresponding adverse impact on our results of operations and financial condition, primarily through a material decrease in revenues, and could have a material adverse impact on our business.

FOXO provides ancillary product and service offerings that support its baseline technology, but it cannot guarantee that such products and services will result in material, if any, revenue, and such products and services may be a distraction to FOXO’s main business line initiatives.

FOXO is building a number of technologies to support researchers and epigenetic science and analysis. For example, in 2019 FOXO released “MethylSuite,” a high throughput bioinformatic software package that supports calculating, reporting and interpreting epigenetic data derived from microarray technology. Also in 2019, FOXO participated with the Van Andel Institute and Illumina, Inc. in the commercialization of the Infinium Mouse Methylation Array, a new microarray designed to advance epigenetic research in model organisms. FOXO receives a royalty on all Infinium Mouse Methylation Array sales by Illumina, and also provides laboratory and data processing services to researchers using the Infinium Mouse Methylation Array. However, FOXO does not expect such business lines to result in material, if any, revenues. Furthermore, it cannot guarantee the accuracy or results of the array/data processing or MethylSuite, and any errors in the results provided by such array or bioinformatic software could result in costly litigation, and be a distraction to FOXO’s main business line initiatives.

Risks Related to FOXO’s Life Insurance Operations

FOXO has acquired control of a life insurance company; however, it cannot guarantee that it will satisfy the regulatory conditions in order to transact business.

On August 16, 2021, FOXO received an order (the “AID Order”) from the Commissioner of the Arkansas Insurance Department (the “Commissioner”) approving the acquisition of control of Memorial Insurance Company of America (or “MICOA”), subsequently renamed FOXO Life Insurance Company, which is a life insurance company domiciled in the State of Arkansas. FOXO’s purchase of MICOA primarily involved the purchase of a license to conduct insurance business. In connection with this transaction, the seller (Security National Life Insurance Company (“SNLIC”)) and MICOA entered into the Amended and Restated Reinsurance Agreement whereby the pre-acquisition 100% coinsurance of all of MICOA’s life insurance policies by SNLIC, with all administration also provided by SNLIC, were continued indefinitely after the acquisition of MICOA. The Order from the Arkansas Insurance Department contains the following requirements which must be satisfied in order for FOXO Life Insurance Company to transact business:

•        FOXO Life Insurance Company may not issue new insurance policies without first refiling and receiving the Arkansas Insurance Department’s written approval of its capital maintenance plan and a business plan, including 3-year statutory balance sheet and income statement financial projections with assumptions (“Capital Maintenance Plan” and “Business Plan”);

•        FOXO Life Insurance Company may not seek to expand its authority to do business in any other jurisdiction until the Capital Maintenance Plan and Business Plan has received written approval from the Arkansas Insurance Department;

•        FOXO Life Insurance Company will possess and maintain statutory capital surplus of no less than $5 million until the satisfaction and approval of the Capital Maintenance Plan and Business Plan; and

•        FOXO Life Insurance Company will maintain a risk-based capital of 301% or greater at all times.

FOXO cannot guarantee that the Capital Maintenance Plan and Business Plan will be approved by the Arkansas Insurance Department, or if it will be able to satisfy the Department’s other conditions, including maintaining the required risk-based capital. FOXO has expended and expects to continue to expend substantial time and resources (including significant management focus) in connection with the acquisition of FOXO Life Insurance Company. If the Department does not approve FOXO Life Insurance Company’s Capital Maintenance Plan and Business Plan, it will be unable to sell its life insurance products and generate revenue from the sales of such products or expand its authority to do life insurance business in other jurisdictions, which will have a material adverse impact on its business, financial condition and results of operations.

If FOXO Life Insurance Company fails to meet its statutory capital and/or surplus requirements, it may be subject to adverse regulatory action and its life insurance business will be materially adversely impacted.

The AID Order included the conditions, among others as described above, that FOXO Life Insurance Company must (1) possess and maintain statutory capital and surplus of no less than $5 million, and (2) maintain risk-based capital of three hundred one percent (301%) or greater at all times. Absent the existence of the conditions in the AID Order, Arkansas insurance law presently requires a domestic life insurer to possess and maintain statutory capital of not less than $750,000 and maintain statutory surplus of not less than 15% of its paid-in capital. FOXO Life Insurance Company’s paid-in capital at December 31, 2021 was $1 million.

In addition to minimum statutory capital and statutory surplus laws, domestic Arkansas life insurers are subject to the Risk-Based Capital Act. This law prescribes a formula by which insurers must determine the amount of risk-based capital (“RBC”) they possess. If an insurer’s RBC falls below certain standards, the insurer may be required to take actions of its own choosing to raise its RBC or the Commissioner may be authorized or mandated to require certain actions be taken by the insurer to raise its RBC. The Commissioner also has authority, after a hearing, to find a domestic insurer in “unsound condition” such that further transaction of its business in Arkansas would be hazardous or injurious to policyholders or to the public.

In the event FOXO Life Insurance Company fails to comply with any of the laws described above, and does not take responsive action, which may include receipt of additional capital and/or surplus infusion from FOXO, its Certificate of Authority in Arkansas could be suspended or revoked. Additionally, should FOXO Life Insurance Company’s statutory capital fall below the minimum required by law, it could be placed in court supervised receivership and declared insolvent.

Additionally, as FOXO Life Insurance Company files applications to expand its authority to write business in other states, some of these states may have higher statutory capital and/or surplus requirements than FOXO Life Insurance Company’s domestic state of Arkansas. As a result, FOXO Life Insurance Company may need to increase its statutory capital and/or surplus in order to meet any such requirement of another state in order to obtain its license there. If FOXO Life Insurance Company fails to comply with the above statutory capital and surplus requirements, its life insurance business will be materially adversely impacted.

Obtaining approval from the Arkansas Insurance Department of Delwinds’ acquisition of control of FOXO Life Insurance Company is a condition to consummating the Business Combination, which approval may not be obtained or obtained in a timely matter, in which case consummation of the Business Combination may be delayed or may not be possible.

Delwinds must file the Form A with FOXO Life Insurance Company’s domestic state insurance regulator, the Arkansas Insurance Department, requesting the Arkansas Insurance Department’s prior approval of Delwinds’ acquisition of control of FOXO Life Insurance Company. Such acquisition of control would occur as a result of the effectuation of the Business Combination. The Form A must contain numerous items of information regarding the applicant, Delwinds, including but not limited to, the method by which it will acquire control of FOXO Life Insurance Company, its corporate structure and ownership structure before and after its acquisition of control of FOXO Life Insurance Company, biographical information regarding its officers and directors, its audited financial statements and its business plan, inclusive of three-year financial projections. There can be no assurance that the Arkansas Insurance Department’s review and analysis of the Form A will result in the Arkansas Insurance Department’s approval of Delwinds’ acquisition of control of FOXO Life Insurance Company, or that such approval will be obtained in a timely manner. If the Arkansas Insurance Department’s approval is not obtained, the Business Combination cannot be effectuated.

If FOXO Life Insurance Company is unable to expand its license to transact life insurance into other states, its business could be materially adversely impacted.

In August of 2021, FOXO acquired control of a life insurance company, Memorial Insurance Company of America (subsequently renamed FOXO Life Insurance Company). At the time of acquisition and at present, FOXO Life Insurance Company holds a certificate of authority to conduct the business of life insurance in the State of Arkansas, its state of domicile. Upon the Arkansas Insurance Commissioner’s approval of Delwinds’ Form A, including FOXO Life Insurance Company’s business plan and capital management plan, and consummation of the Combined Business transaction, FOXO expects to file its UCAA applications seeking certificates of authority in other states (“State Expansion Applications”). FOXO’s State Expansion Applications are subject to the approval of each individual state’s insurance regulatory body, and FOXO cannot guarantee that FOXO’s State Expansion Applications will be approved by a specific state or any at all, or that FOXO will be able to meet any additional conditions for approval required by a particular state’s insurance regulatory body. If FOXO State Expansion Applications are not approved, FOXO Life Insurance Company will be unable to sell life insurance products and generate revenue from the sales of such products in jurisdictions where approval is not obtained, which could have a material adverse impact on its business, financial condition and results of operations.

The life insurance industry has experienced an overall decline in product sales which, if this trend continues, could materially adversely impact FOXO’s business and results of operations.

Ownership of life insurance has been in decline in the United States for decades. While FOXO’s products and services are designed to address the overall decline in consumer interest in purchasing life insurance products, there can be no assurance that it will be successful in doing so. The reasons for a decline in household ownership of life insurance are complex and multi-faceted. There can, therefore, be no assurance that FOXO will successfully address these multifaceted reasons or that it will generate revenues or become profitable. FOXO may be forced to make significant changes to its anticipated pricing, sales and revenue models to compete with its competitors’ offerings, and even if such changes are implemented, there is no guarantee that such steps will be successful. If the overall market trend of declining demand for personal life insurance continues or worsens, or FOXO is unable to adjust its approach to meet market demands, its business, financial condition and results of operations could be materially adversely impacted.

Competition in the insurance technology market presents an ongoing challenge to the success of FOXO’s business and if FOXO is unable to compete, its business could be materially adversely impacted.

The number of technology-based companies entering the insurance market with offerings in life insurance continues to increase. While FOXO believes there are very few, if any, companies commercializing saliva-based epigenetic biomarkers or bundling life insurance with a health and wellness engagement platform, FOXO believes that its ability to compete depends upon many factors both within and beyond its control, including the following:

•        the speed and size of FOXO’s customer base it develops;

•        the timing and market acceptance of products and services FOXO offers, including the developments and enhancements to those products and services, offered by FOXO or its competitors;

•        the customer service and support efforts FOXO provides with its products and services;

•        the selling and marketing efforts FOXO employs against its products and services;

•        the acceptance of FOXO’s products by underwriters, insurance companies, agents and consumers;

•        the ease of use, performance, price and reliability of solutions FOXO develops; and

•        the brand strength FOXO creates relative to its competitors.

FOXO will likely face competition from other companies attempting to capitalize on the same, or similar, opportunities as FOXO, including from companies focused on molecular health and wellness, epigenetic biomarkers, and from the overall insurance technology markets inclusive of new offerings such as direct access and/or consumer self-pay tests and genetic interpretation services. Many of FOXO’s current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than FOXO. These factors may allow FOXO’s competitors to respond more quickly or efficiently than it can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build customer bases larger or faster than FOXO. FOXO’s competitors may develop products or services that are similar to its products and services or that achieve greater market acceptance than its products and services. This could attract customers away from FOXO’s services and reduce its market share or prevent it from increasing.

FOXO may not be successful in establishing the relationships necessary to execute on its business plans, which could have a material adverse impact on its ability to generate revenue and financial condition.

FOXO plans to have its sales and distribution efforts encompass both digital and traditional independent agent distribution channels. Digital distribution channels include direct-to-consumer life insurance sales through its website, as well as digital insurance brokers. Traditional agent distribution channels include independent marketing organizations, broker general agencies and smaller general agencies. In order to serve the broadest range of customers and agents, FOXO intends to establish a managing general agency relationship with a domestic carrier partner, in order for FOXO to expand the use of FOXO’s products and services in connection with a full suite of permanent life insurance products (universal life insurance, variable universal life insurance, indexed universal life insurance, whole life insurance), which it calls its “MGA Model” (see “Information About FOXO — Insurance Products Platform: FOXO Life— MGA Insurance Products”). FOXO envisions the MGA Model will appeal to a domestic carrier partner whose products are widely distributed using traditional independent agent distribution channels and who is seeking a differentiated product offering by combining its own policies with FOXO’s brands and replacing blood and urine specimen for the large portion of its permanent life insurance products that are subject to medical underwriting protocols with FOXO’s saliva-based underwriting protocol.

If FOXO is unable to develop or maintain these relationships, or if its MGA Model proves unworkable, FOXO’s business, financial condition and results of operations may be materially adversely impacted. Moreover, while FOXO will strive to demonstrate the value of its products and services to consumers, insurance agents, and carriers, these potential customers may not embrace its products and services, thereby hindering FOXO’s ability to execute on its business plans and generate revenue.

Denial of claims or FOXO’s failure to accurately and timely pay claims could materially and adversely impact its business, financial condition, and results of operations.

FOXO Life Insurance Company must accurately and timely evaluate and pay claims that are made by its customers under its proprietary insurance policies. Many factors affect FOXO’s ability to pay claims accurately and timely, including the efficacy of its claims processing, the training and experience of its claims adjusters and its ability to develop or select and implement appropriate procedures and systems to support its claims functions.

If FOXO Life Insurance Company’s claims adjusters are unable to effectively process its claims, FOXO’s ability to grow its business while maintaining high levels of customer satisfaction could be compromised and FOXO could lose valuable customers or damage customer relationships, suffer negative publicity, and lose revenues.

If FOXO is unable to underwrite risks accurately and charge competitive yet profitable premium rates to its future customers, its business, results of operations and financial condition will be adversely impacted.

In general, the premium rates for insurance are established at the time a policy is issued and, therefore, before all of FOXO’s underlying costs are known, including the rates acceptable to applicable reinsurance companies. The accuracy of FOXO’s premium rate pricing will be subject to its ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other life insurance companies, FOXO Life Insurance Company will consider age, gender, health and mortality and other assumptions in setting its premium rates. FOXO Life Insurance Company also utilizes the data that it gathers through its interactions with its customers, as evaluated, and potentially curated by its proprietary artificial intelligence algorithms. In addition, FOXO Life Insurance Company expects that its rates will be based on its epigenetic biomarkers, which may prove to be inaccurate.

Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustment expenses, marketing expenses, and other costs. If FOXO Life Insurance Company does not accurately assess the risks that it underwrites, it may not charge adequate premiums to cover its losses and expenses, which would adversely affect its results of operations and its profitability. Alternatively, FOXO Life Insurance Company could set its premiums too high, which could reduce its competitiveness and lead to lower revenues, which could have a material adverse effect on its business, financial condition and results of operations.

Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of FOXO Life Insurance Company’s products in multiple risk tiers and many different markets. In order to accurately price its policies, FOXO Life Insurance Company must:

•        collect and properly analyze a substantial volume of data from its customers;

•        develop, test and apply appropriate actuarial projections and rating formulas;

•        review and evaluate competitive product offerings and pricing dynamics; and

•        closely monitor and timely recognize changes in trends.

There are no assurances that FOXO Life Insurance Company will have success in implementing its planned pricing methodology accurately in accordance with its assumptions. FOXO Life Insurance Company’s ability to accurately price its policies is subject to a number of risks and uncertainties, including:

•        insufficient or unreliable data;

•        incorrect or incomplete analysis of available data;

•        incorrect mortality data;

•        uncertainties generally inherent in estimates and assumptions;

•        FOXO Life Insurance Company’s failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;

•        incorrect or incomplete analysis of the competitive environment; and

•        FOXO Life Insurance Company’s failure to accurately estimate investment yields loss and loss adjustment expense(s), as well as unanticipated court decisions, legislation or regulatory action.

To address the potential inadequacy of FOXO’s business model, FOXO may in the future be compelled to increase the amount of reserves allocated to cover policy claims, increase premium rates or adopt tighter underwriting standards, any of which may result in a decline in new business and, as a result, could have a material adverse impact on its business, financial condition and results of operations.

Unexpected changes in the interpretation of FOXO Life Insurance Company’s coverage or provisions, including loss limitations and exclusions in its policies could have a material adverse impact on its financial condition and results of operations.

There can be no assurance that specifically negotiated loss limitations or exclusions in FOXO Life Insurance Company’s planned life insurance policies will be enforceable in the manner it intends. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. While loss limitations and exclusions help FOXO Life Insurance Company assess and mitigate its loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses, which could have a material adverse impact on FOXO Life Insurance Company’s financial condition or results of operations. In addition, court decisions could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. These issues may adversely affect FOXO Life Insurance Company’s business by either broadening coverage beyond its underwriting intent or by increasing the severity of claims. In some instances, these changes may not become apparent until sometime after FOXO Life Insurance Company has issued insurance contracts that are affected by the changes. As a result, the full extent of liability under any of its insurance contracts may not be known for many years after a contract is issued.

FOXO intends to obtain reinsurance from a third-party reinsurance carrier in connection with its life insurance products issued by FOXO Life Insurance Company. FOXO may not be successful in obtaining reinsurance, or reinsurance may only be available at certain prices, which may limit FOXO Life Insurance Company’s ability to write new business. Furthermore, reinsurance subjects FOXO Life Insurance Company to counterparty risk and may not be adequate to protect it against losses, which could have a material impact on its results of operations and financial condition.

Reinsurance is a contract by which an insurer, generally referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. If FOXO is not able to purchase reinsurance in sufficient amounts or for adequate prices, there will be unexpected performance which could adversely affect financial results. Although FOXO believes its planned reinsurance counterparties will be liable to it according to the terms of the reinsurance policies, it will remain primarily liable to its policyholders as the direct insurer on all risks reinsured. As a result, reinsurance does not eliminate FOXO Life Insurance Company’s obligation to pay all claims, and FOXO is subject to the risk that one or more of its planned reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that FOXO Life Insurance Company’s losses will be so large that they exceed the limits inherent in its reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case FOXO Life Insurance Company may have no legal ability to recover what is due to it under its agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.

The unavailability of acceptable reinsurance would have an adverse impact on FOXO’s business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If FOXO is unable to obtain or maintain adequate reinsurance at reasonable rates, it would have to increase its risk exposure or reduce the level of its underwriting commitments, each of which could have a material adverse effect on its business volume and profitability. Alternatively, FOXO could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon its profitability.

In addition, selling FOXO’s epigenetic underwriting protocol relies on reinsurance carriers accepting the risk related to its use, and if reinsurance carriers do not accept such risk, FOXO may not be able to affect its business plan for its underwriting services model, which could negatively impact its results of operations and its financial condition.

FOXO Life Insurance Company’s reinsurer, Security National Life Insurance Company (or SNLIC), may not fulfill its contractual obligation and take action necessary to preserve FOXO Life Insurance Company’s ability to take reserves credit for the policy liabilities ceded to SNLIC, which would have a detrimental effect on FOXO LIFE’s statutory balance sheets and could threaten its solvency.

As of the date of the closing of FOXO’s purchase of Memorial Insurance Company of America (or MICOA), subsequently renamed FOXO Life Insurance Company, an amended and restated indemnity reinsurance agreement went into effect between FOXO Life Insurance Company and its parent company at the time of the closing, Security National Life Insurance Company, a Utah domiciled insurer, or SNLIC. Under the terms of that reinsurance agreement, MICOA ceded, and SNLIC, assumed, any and all present and future liabilities of MICOA under certain life insurance policies and any other policies that may have been on MICOA’s books as of the date of the closing, for the lifetime of all such policies. SNLIC also assumed full responsibility for administering the reinsured policies for as long as any of them remain in force. Under current insurance laws, MICOA (now FOXO Life Insurance Company) can take statutory financial credit for the reserves it ceded to SNLIC in connection with the policy liabilities assumed by SNLIC, because SNLIC is licensed as a foreign admitted insurer in Arkansas, FOXO Life Insurance Company’s domestic state. However, if for any reason SNLIC should cease to be a licensed, admitted insurer in Arkansas, FOXO Life Insurance Company would no longer be permitted to take credit for the statutory reserves ceded to SNLIC on its statutory financial statements unless SNLIC established a trust account into which the reserves funds were deposited subject to withdrawal by FOXO Life Insurance Company, or SNLIC took some other form of action to enable FOXO Life Insurance Company to continue to receive full reserves credit on its statutory financial statements. Under the terms of the amended and restated reinsurance agreement, SNLIC is obligated to take any action necessary to permit FOXO Life Insurance Company to be able to continue to, at all times, be able to take reserves credit for the ceded policies on its statutory financial statements. Nevertheless, it cannot be stated with certainty that SNLIC would fulfill its contractual obligation and take any actions necessary to preserve FOXO Life Insurance Company’s ability to take reserves credit for the policy liabilities ceded to SNLIC. If SNLIC did not take such actions, it is likely that FOXO Life Insurance Company would no longer be permitted to take credit for the reserves on its statutory financial statements. This would have a detrimental effect on FOXO Life Insurance Company’s statutory balance sheet and could threaten its solvency.

The business of FOXO Life Insurance Company may depend on search engines, social media platforms, content-based online advertising and other online sources to attract consumers to its website, which may be affected by third-party interference beyond its control, and as it grows, its customer acquisition costs will continue to rise.

The success of FOXO Life Insurance Company depends on its ability to attract consumers to its websites and convert them into customers in a cost-effective manner. FOXO Life Insurance Company may depend, in large part, on search engines, social media platforms, content-based online advertising and other online sources for traffic to its website.

With respect to search engines, FOXO Life Insurance Company plans to be included in search results as a result of both paid search listings, where it purchases specific search terms that result in the inclusion of its advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which FOXO Life Insurance Company relies for purchased listings modifies or terminates its relationship with FOXO Life Insurance Company, its expenses could rise, it could lose consumers and traffic to its website could decrease, any of which could have a material adverse impact on its business, results of operations and financial condition. For free search listings, if search engines on which FOXO Life Insurance Company relies for algorithmic listings modify their algorithms, its website may appear less prominently or not at all in search results, which could result in reduced traffic to its website.

FOXO’s ability to maintain and increase the number of future consumers directed to its products from digital platforms is not within its control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which FOXO relies for traffic to its website were to modify its general methodology for how it displays its advertisements or keyword search results, resulting in fewer consumers clicking through to its websites, the business and operating results of FOXO Life Insurance Company are likely to suffer. In addition, if FOXO online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, the business and operating results of FOXO Life Insurance Company could suffer.

Additionally, changes in regulations could limit the ability of search engines and social media platforms, including, but not limited to, Google and Meta, to collect data from users and engage in targeted advertising, making them less effective in disseminating FOXO’s advertisements to its target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as, but not limited to, Google, Meta and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, FOXO may incur additional marketing expenses or be required to allocate a larger portion of its marketing spend to other channels and the business and operating results of FOXO Life Insurance Company could be adversely impacted. Similarly, insurance brokerage and distribution regulation may limit its ability to rely on key distribution platforms if the third-party distribution platforms are unable to continue to distribute its insurance products pursuant to insurance law and regulations.

FOXO also plans to attract customers through its relationships with certain business development partners. If its business development partners were to charge higher rates or decide to terminate their relationships with FOXO, its ability to attract customers could be materially adversely impacted. FOXO’s efforts to acquire customers through direct marketing may subject it to increased regulatory scrutiny by state insurance regulators pursuant to unfair methods of competition or unfair or deceptive acts or practices laws.

Interruptions or delays in the services provided by FOXO’s internet service providers could adversely impact the operability of the planned website for FOXO Life Insurance Company and may cause FOXO’s business to suffer.

FOXO plans to offer FOXO Life Insurance Company products through its website. FOXO will need to rely on the internet and, accordingly, depend on the continuous, reliable and secure operation of internet servers, related hardware and software, and network infrastructure. The operations of FOXO will depend on protecting the virtual cloud infrastructure by maintaining its configuration, architecture, and interconnection specifications. Although FOXO plans to have disaster recovery plans, it may still be vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond its control, any of which could disrupt its services, prevent customers from accessing its products, destroy customer data, or prevent FOXO from being able to continuously back up and record data. FOXO may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the services it plans to use. Although FOXO plans to carry business interruption insurance, it may be insufficient to compensate it for the potentially significant losses, including the potential harm to the future growth of its business that may result from interruptions in the availability of the services or products of FOXO Life Insurance Company.

As FOXO begins to obtain and expand the number of customers to whom it plans to provide FOXO Life Insurance Company products and services, it may not be able to scale its technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service, which could have a materially adverse impact on its business, financial condition and results of operations.

FOXO, as part of its insurance business, will collect, process, store, share, disclose and use customer information and other data, and its actual or perceived failure to protect such information and data, respect customer privacy or comply with data privacy and security laws and regulations could damage its reputation and brand and harm its business and operating results.

FOXO receives and stores a large volume of personally identifiable information, epigenetic information, and other data relating to its customers, as well as other personally identifiable information and other data relating to individuals such as its employees. Security breaches, employee malfeasance, or human or technological error could lead to potential unauthorized disclosure of its customers’ personal information. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of FOXO’s solutions and any failure to comply with such laws and regulations could lead to significant fines, penalties or other liabilities.

A security compromise of FOXO’s information systems or of those of businesses with whom it interacts that results in confidential information being accessed by unauthorized or improper persons could harm FOXO’s reputation and expose it to regulatory actions, customer attrition, remediation expenses, disruption of its business, and claims brought by its customers or others for breaching contractual confidentiality and security provisions or data protection laws.

Monetary damages imposed on FOXO could be significant and not covered by its liability insurance. Techniques used by bad actors to obtain unauthorized access, disable or degrade service, or sabotage systems evolve frequently and may not immediately produce signs of intrusion, and FOXO may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require FOXO to expend substantial additional resources related to the security of its information systems and provide required breach notifications and remediation, diverting resources from other projects and disrupting its businesses. If FOXO experiences a data security breach, its reputation could be damaged and it could be subject to additional litigation, regulatory risks and business losses.

Numerous local, municipal, state, federal, and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data, including the Personal Information Protection and Electronic Documents Act, the Telephone Consumer Protection Act of 1991, or the TCPA, Section 5 of the Federal Trade Commission Act, and effective as of January 1, 2020, the California Consumer Privacy Act (or the CCPA). These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another. For example, the CCPA, which went into effect on January 1, 2020, requires, among other things, new disclosures to California consumers and affords such consumers new abilities to opt out of certain sales of personal information. The CCPA provides for fines of up to $7,500 per violation. Aspects of the CCPA and its interpretation and enforcement remain uncertain. The effects of this legislation are potentially far-reaching and may require FOXO to modify its data processing practices and policies and incur substantial compliance-related costs and expenses. The CCPA has been amended on multiple occasions. For example, the California Privacy Rights Act (or CPRA) recently was approved by California voters and significantly modifies the CCPA, potentially resulting in further uncertainty and requiring FOXO to incur additional costs and expenses in an effort to comply. The CPRA does not become operative until January 1, 2023 (and then applies only to consumer data collected on or after January 1, 2022, with enforcement beginning July 1, 2023). While the CCPA will remain operative and enforceable from now until July 1, 2023, FOXO will continue to monitor developments related to the CPRA. The effects of this legislation are potentially far-reaching and may require FOXO to modify its data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts. The CCPA and other changes in laws or regulations relating to privacy, data protection, breach notifications, and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, which require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing FOXO’s platform, require significant changes to its operations, or even prevent it from providing its platform in jurisdictions in which it currently operates and in which it may operate in the future.

FOXO may also be required to comply with increasingly complex and changing data security and privacy regulations in the UK, the European Union (or the EU) and in other jurisdictions in which FOXO plans to conduct business that regulate the collection, use and transfer of personal data, including the transfer of personal data between or among countries. For example, the EU’s General Data Protection Regulation (or the GDPR), now also enacted in the UK as the UK GDPR, has imposed stringent compliance obligations regarding the handling of personal data and has resulted in the issuance of significant financial penalties for noncompliance. Further, in July 2020, the Court of Justice of the European Union released a decision in the Schrems II case (Data Protection Commission v. Facebook Ireland, Schrems), declaring the EU-US Privacy Shield invalid and calling into question data transfers carried out under the European Commission’s Standard Contractual Clauses. As a result of the decision, FOXO may face additional scrutiny from EU regulators in relation to the transfer of personal data from the EU to the United States. Noncompliance with the GDPR can trigger fines of up to the greater of €20 million or 4% of global annual revenues. In the United States, there have been proposals for federal privacy legislation and many new state privacy laws proposed. Other countries have enacted or are considering enacting data localization laws that require certain data to stay within their borders. FOXO may also face audits or investigations by one or more domestic or foreign government agencies or its customers pursuant to its contractual obligations relating to its compliance with these regulations. Complying with changing regulatory requirements requires FOXO to incur substantial costs, exposes it to potential regulatory action or litigation, and may require changes to its business practices in certain jurisdictions, any of which could materially adversely impact its business, financial condition and results of operations.

Despite FOXO’s efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that its interpretations of the law, best practices, or platform implementation could be inconsistent with, or fail, or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. FOXO’s failure, or the failure by its third-party providers on its platform, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data relating to FOXO’s customers, or other individuals, or the perception that any of the foregoing types of failure or compromise have occurred, could damage FOXO’s reputation, discourage new and existing customers from using its platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect its business, financial condition, and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm FOXO’s reputation and brand and materially adversely impact its business, financial condition, and results of operations.

FOXO will be subject to the terms of its privacy policies and privacy-related obligations. Any failure or perceived failure by FOXO to comply with its privacy policies, its privacy-related obligations to customers or others, or its privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental or regulatory investigations, enforcement actions, regulatory fines, compliance orders, litigation or public statements against FOXO by consumer advocacy groups or others, and could cause customers to lose trust in FOXO, all of which could be costly and have an adverse impact on its business. In addition, new and changed rules and regulations regarding privacy, data protection (in particular those that impact the use of artificial intelligence) and cross-border transfers of customer information could cause FOXO to delay planned uses and disclosures of data to comply with applicable privacy and data protection requirements. Moreover, if any third-party that FOXO works with violates applicable laws or its policies, such violations also may put personal information at risk, which may result in increased regulatory scrutiny and have a material adverse effect on its reputation, business, financial condition and results of operations.

FOXO may be unable to prevent or address the misappropriation of its data, which could damage FOXO’s reputation and materially adversely impact its business.

Third parties may misappropriate FOXO’s data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or online apps may misappropriate data and attempt to imitate FOXO’s brand or the functionality of its planned website. If FOXO becomes aware of such websites or online apps, FOXO intends to employ technological or legal measures in an attempt to halt their operations. However, FOXO may be unable to detect all such websites or online apps in a timely manner and, even if it could, technological and legal measures may be insufficient to halt their operations immediately or completely. In some cases, particularly in the case of websites or online apps operating outside of the United States, FOXO’s available remedies may not be adequate to protect it against the effect of the operation of such websites or online apps. Regardless of whether FOXO can successfully enforce its rights against the operators of these websites or online apps, any measures that FOXO may take could require it to expend significant financial or other resources, which could harm its business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, FOXO’s brand and business could be harmed.

Risks Related to Regulation Applicable to FOXO Life Insurance Company

FOXO Life Insurance Company will be subject to extensive insurance industry regulations in each state in which it operates.

In the United States, each state regulator retains the authority to license insurers in its respective state, and an insurer generally may not operate in a state in which it is not licensed. Accordingly, FOXO Life Insurance Company is not currently, and may not be permitted to sell insurance to residents of certain states and territories of the United States, which is likely to put FOXO at a disadvantage among many of its competitors that have been in business much longer than it and are licensed to sell their insurance products in most, if not all, U.S. jurisdictions.

FOXO will be subject to extensive regulation and supervision in the states in which it transacts business by the individual state insurance departments. This regulation is generally designed to protect the interests of customers, and not necessarily the interests of insurers or agents, their stockholders or other investors. Numerous aspects of FOXO’s insurance business are subject to regulation, including, but not limited to, risk classification factors, mandatory covered risks, prohibited exclusions, licensing and appointment of agents, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of customers, investments and capital, policy forms and coverages, advertising and other conduct, including restrictions on the use of credit information and other factors in underwriting, as well as other underwriting and claims practices. To the extent FOXO decides to expand its current product to include other insurance products, this would subject FOXO to additional regulatory requirements and scrutiny in each state in which FOXO elects to offer such products. States have also adopted legislation defining and prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance. Prohibited practices include, but are not limited to, rebating, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. Noncompliance with any of such state statutes may subject FOXO to regulatory action by the relevant state insurance regulator, and, in certain states, private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents.

Such laws, rules and regulations are usually overseen and enforced by the various state insurance departments, as well as through private rights of action and by state attorneys general. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, including those which may arise after a major event. Such rules and regulations may result in rate suppression, limit FOXO’s ability to manage its exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of FOXO’s businesses, such as the protection of consumer genetic or epigenetic information or the use of consumer insurance (or credit) scores to underwrite and assess the risk of customers. Among other things, the Fair Credit Reporting Act (or FCRA) requires insurance companies to have a permissible purpose before obtaining and using a consumer report for underwriting purposes, as well as comply with related notice and recordkeeping requirements. The Genetic Information Nondiscrimination Act (or GINA) prohibits health plans and issuers from requesting or requiring an individual to undergo a genetic test. Although GINA currently only applies to the use of genetic information in health insurance, its prohibitions could be expanded to include life insurance and/or epigenetics. Failure to comply with federal requirements under the FCRA, GINA, or any other applicable federal laws would subject FOXO to regulatory fines and other sanctions. In addition, given FOXO’s short operating history, there may be a greater likelihood of regulators identifying errors in FOXO’s life insurance operations, such as in the newly introduced policy forms it uses, its methods of customer communications, or its claims practices. As a result of such noncompliance, regulators could impose fines or other penalties, including cease-and-desist orders for an individual state, or all states, until the identified noncompliance is rectified.

FOXO’s ability to obtain state licenses depends on its ability to meet licensing requirements in each state, usually and largely established by The National Association of Insurance Commissioners (or NAIC) and adopted by each state, subject to variations across states. If after obtaining licensure FOXO is unable to satisfy the applicable licensing requirements of any particular state, it could lose its license to do business in such state, which would result in the temporary or permanent cessation of its operations in that state. Alternatively, if FOXO is unable to satisfy applicable state licensing requirements, it may be subject to additional regulatory oversight, have its license suspended, or be subject to seizure of assets. Any such events could materially adversely impact its business, financial condition and results of operations.

Further, federal, state and/or local government actions to address the impact of the COVID-19 pandemic may adversely impact FOXO. Regulatory restrictions or requirements have impacted or may impact pricing, risk selection and FOXO’s rights and obligations with respect to its policies and customers, including its ability to cancel policies and/or demand premium payment according to policy terms. Several state regulators have issued orders, and may issue additional orders, requiring insurers to offer deferred payment options, and regulators in other states could take similar actions or renew such actions that have expired. Many insurers have voluntarily provided, and may further provide, deferred payment options to customers. It is also possible that changes in economic conditions and steps taken by federal, state and local governments in response to the COVID-19 pandemic could require an increase in taxes at the federal, state and local levels, which would adversely impact FOXO’s results of operations.

Changes in state laws and regulations governing FOXO’s business, or changes in the interpretation of such laws and regulations, could negatively impact its business.

State statutes typically provide state regulatory agencies with significant powers to interpret, administer and enforce the laws relating to the purchase of life insurance policies. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes. State regulators may also impose rules that may restrict and negatively impact FOXO’s industry. Because of the history of certain abuses in the industry, FOXO believes it is likely that state insurance regulation will increase and grow more complex during the foreseeable future. FOXO cannot, however, predict what any new regulation would specifically involve.

The emergence of new biotechnologies has led to frequent legislation governing the use of genetic information in insurance. The federal regulation, GINA, prohibits the use of genetic information by health insurers, but it does not apply to life insurance or epigenetics at this time. To date, a small minority of states have adopted a GINA-like framework, essentially prohibiting the use of genetic information for life insurance underwriting and risk classification. Other states have laws regulating, though not prohibiting, the use of genetic information in life insurance. While epigenetics’ distinguishable features exempt it from the text of, and rationale behind, current laws regulating the use of genetic information in life insurance, any adverse change in present laws or regulations, or their interpretation in one or more states in which FOXO may operate (or an aggregation of states in which FOXO may conduct a significant amount of business) could result in FOXO’s curtailment or termination of operations in such jurisdictions, or cause it to modify its operations in a way that adversely affects its profitability. Any such action could have a corresponding material and negative impact on FOXO’s results of operations and financial condition, primarily through a material decrease in revenues, and could also have a material adverse effect on its business, financial condition and results of operations.

Failure to maintain FOXO Life Insurance Company’s risk-based capital at the required levels could adversely impact its ability to maintain regulatory authority to conduct its business.

FOXO Life Insurance Company must have sufficient capital to comply with insurance regulatory requirements and maintain authority to conduct its business. State regulators enforce a system that includes the implementation of standards developed by the NAIC to test the adequacy of statutory capital of U.S.-based insurers. This system establishes the minimum amount of capital necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Moreover, as a new entrant to the insurance industry, FOXO Life Insurance Company may face additional capital requirements from its domestic regulator or other state insurance departments as compared to those of its larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could adversely impact FOXO Life Insurance Company’s ability to conduct its business.

New legislation or legal requirements may affect how FOXO communicates with its customers, which could have a material adverse impact on its business model, financial condition, and results of operations.

State and federal lawmakers and insurance regulators are focusing upon the use of customer communications, including concerns about transparency, deception, and fairness, in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority may decrease FOXO’s revenues and earnings and may require FOXO to change the manner in which it conducts some aspects of its business. In addition, FOXO’s business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. For example, a California law, effective as of July 2019, makes it unlawful for any person to use a bot to communicate with a person in California online with the intent to mislead the other person about its artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase of goods or services in a commercial transaction. Although FOXO takes steps to comply with this and other laws restricting the use of electronic communication tools, no assurance can be given that FOXO will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which FOXO communicate with prospective or current customers before or during onboarding, customer care, or claims management, or otherwise, these restrictions could result in a material reduction in its customer acquisition and retention, reducing the growth prospects of its business, and materially adversely impact its business, financial condition and results of operations.

FOXO Life Insurance Company will be periodically subject to examinations by its primary state insurance regulator, which could result in adverse examination findings and necessitate remedial actions. In addition, insurance regulators of other states in which FOXO Life Insurance Company intends to seek licenses to operate may also conduct examinations or other targeted investigations, which may also result in adverse examination findings and necessitate remedial actions.

Periodically, state regulatory agencies may perform examinations of insurance companies under each respective jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. These periodic examinations provide regulatory agencies a significant opportunity to review and scrutinize

FOXO’s business. Typically, financial examinations are carried out by the insurer’s domestic regulator under a system of domestic deference adopted by each state. Market conduct examinations can be and are done by any state where an insurer is licensed (sometimes in the form of multi-state examinations). If, as a result of any examination, a state regulatory agency determines that FOXO’s financial condition, capital resources, or other aspects of any of its planned insurance operations are less than satisfactory, or that FOXO is in violation of applicable laws or regulations, they may require FOXO to take one or more remedial actions or otherwise subject FOXO to regulatory scrutiny, such as pursuant to an enforcement action. FOXO cannot predict with precision the likelihood, nature, or extent of any necessary remedial actions, if any, resulting from any examination, or the associated costs of such remedial actions or regulatory scrutiny. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against FOXO resulting from these examinations or investigations could have a material adverse impact on FOXO’s reputation, business, financial condition and results of operations.

Risks Related to FOXO’s Intellectual Property

If FOXO is unable to retain its license for patent pending methods of identifying epigenetic biomarkers, its business plans, revenue generation, and ability to continue operating could be adversely impacted.

FOXO, through its subsidiary FOXO Labs, has an exclusive license for U.S. patent applications directed to three epigenetic clocks for use in life insurance, which are known as Mortality Predictor EEAA, PhenoAge and GrimAge. Subject matter that was directed solely to abstract ideas or natural laws, such as the discovery and determination of correlations, has been found to lack patent eligibility by the USPTO, if found to lack “something more.” If one or more of these three patent-pending methods of determining epigenetic estimations of age and/or age acceleration by use of a particular combination of epigenetic biomarkers of health and wellness and biological aging do not receive full patent approval, or if FOXO is unable to retain its exclusive license, it may not be able exclusively to apply such methods to its planned life insurance underwriting protocol, which may put FOXO at a competitive disadvantage, which could adversely impact its ability to operate its business as intended and achieve its business objectives.

If FOXO is unable to protect its patent pending methods of identifying saliva-based epigenetic biomarkers or intellectual property in general, the value of its brand and other intangible assets may be diminished, and its business may be adversely impacted.

FOXO depends on its proprietary technology, intellectual property and services for its business plans, success and ability to compete. FOXO relies and expects to continue to rely on a combination of confidentiality and other agreements with its employees, consultants and third parties with whom it has relationships or with whom it plans to have relationships, and who may have access to confidential or patentable aspects of its research and development output, as well as the trademark, copyright, patent and trade secret protection and common law rights and laws, to protect its proprietary rights. For example, FOXO relies on trade secret protection for building and validating an extensive number of machine learning models that use epigenetic data derived from different types of tissues to predict a wide variety of targets, such as direct mappings to life insurance classification, smoking use and/or extent, alcohol use and/or extent, etc. Although FOXO enters into confidentiality and other agreements to protect these and other proprietary technologies, any of these parties may breach the agreements and disclose information before a patent application is filed, and jeopardize FOXO’s ability to seek patent protection, if it were not able to use the courts to enjoin the disclosure in advance. In addition, FOXO’s ability to obtain and maintain valid and enforceable patents or patent licenses depends on whether the differences between its inventions and the prior art allow its inventions to be patentable over the prior art. Since publications in the scientific literature often lag behind the actual discoveries, and patent applications do not publish until 18 months after filing, FOXO is never certain that it is the first to make the inventions claimed in any of its patents or that it is the first to file for patent protection of such patents. In other words, priority is never known until an application is prosecuted. Additionally, third parties may knowingly or unknowingly infringe FOXO’s proprietary rights, and third parties may challenge its proprietary rights held, pending and future patent, copyright, trademark and other applications, which, if successful, may not be approved and which may affect FOXO’s ability to prevent infringement without incurring substantial expense. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

If the protection of FOXO’s proprietary rights is inadequate to prevent use or appropriation by third parties, the value of its brand and other intangible assets may be diminished and competitors may be able to more effectively mimic its service and methods of operations. Despite its efforts to protect its proprietary rights, attempts may be made to copy or reverse engineer aspects of FOXO’s products or services, or to obtain and use information that FOXO regards as proprietary and which a judge may not enjoin. Accordingly, FOXO may be unable to protect its proprietary rights against unauthorized third-party copying or use. Furthermore, as a practical matter, policing the unauthorized use of its intellectual property would be difficult for FOXO, because of the private nature of its competitors and because FOXO’s competitors may offer competing products as software-as-a-service, which may limit the ability to discover a competitor’s use of FOXO’s proprietary technology. Litigation may be necessary in the future to enforce its intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation and/or any of the events above could result in substantial costs and diversion of resources, and could have a material adverse impact on FOXO’s business, financial condition and results of operations.

FOXO may be unable to obtain sufficiently broad protection, or it may lose intellectual property protection.

As patent and trademark prosecution of biotechnology inventions is highly uncertain, involves complex legal and factual questions, and has been the subject of litigation in recent years, the issuance, scope, validity, enforceability and commercial value of FOXO’s intellectual property rights are highly uncertain. FOXO’s pending and future trademark or patent applications may not result in issued trademarks and patents that protect its products and services, which would render it unable to prevent others from commercializing the same or similar products and services that it offers. The coverage of trademark and patent claims may be significantly reduced before such intellectual property approval is granted and the scope and validity of issued trademarks and patents can also be challenged after grant, which, if successful, may not provide FOXO meaningful protection, may not allow it to exclude competitors or may not provide it with any competitive advantage.

Despite its efforts, FOXO may not be able to maintain confidentiality for its trade secrets and proprietary know-how. In addition, FOXO’s trade secrets and proprietary know-how may otherwise become known or be independently discovered by others. No guarantee can be given that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to FOXO’s proprietary technology. FOXO relies on a combination of patent, trademark, and trade secret protection to establish and protect the ideas, concepts, and know-how for the products, services and technology it develops. FOXO’s failure to establish patent, trademark and trade secret protection for its technology and intellectual property rights could enable its competitors to more effectively compete and have an adverse impact on FOXO’s business, financial condition and results of operations.

FOXO may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending trademarks or future patents on FOXO’s products and services in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and FOXO may encounter difficulties in protecting and defending such rights in foreign jurisdictions. FOXO’s owned and licensed patent applications are pending in the U.S. only and thus these present patent applications, even if granted, cannot cover any foreign countries in the future. Consequently, FOXO may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use FOXO’s technologies (even copying from the patent disclosures) in jurisdictions where FOXO has not obtained patent protection to develop their own products and may also export infringing products to territories where FOXO has patent protection. These products may compete with FOXO’s products and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in various foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for FOXO to stop the infringement of its patents in such countries. Proceedings to enforce FOXO’s current trademark and potential future patent rights in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of its business, could put its intellectual property at risk of not issuing, being invalidated, or interpreted narrowly, and could provoke third parties to assert claims against FOXO. FOXO may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, FOXO’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Changes in trademark or patent law in the United States and other jurisdictions could diminish the value of FOXO’s potential future trademarks and patents in general, thereby adversely impacting FOXO’s ability to protect its products and services.

Changes in either the trademark or patent laws or in interpretations of trademark or patent laws in the United States or other countries or regions may diminish the value of FOXO’s intellectual property. FOXO cannot predict the breadth of claims that may be allowed or enforced in its potential future trademarks and patents or in third-party intellectual property. In the United States, prior to March 16, 2013, assuming that other requirements for patentability were satisfied, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act (or the America Invents Act), enacted on September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are satisfied, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, a third party that files a patent application in the United States Patent and Trademark Office (or the USPTO) before FOXO could be awarded a patent covering an invention of ours even if FOXO had made the invention before it was made by such third party. This will require FOXO to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, FOXO cannot be certain that FOXO or its licensors were the first to either file any patent application related to its products or services, or invent any of the inventions claimed in its or its licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate FOXO’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of FOXO’s owned or in-licensed patent applications and the enforcement or defense of its owned or in-licensed issued patents, all of which could have a material adverse impact on FOXO’s business.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in specific circumstances (e.g., regarding domestic processes) and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to FOXO’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken FOXO’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.

FOXO may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

FOXO has employed and expects to employ or contract with individuals who were previously employed by or were independent contractors for universities or other companies, including FOXO’s competitors or potential competitors. Although FOXO tries to ensure that its employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for FOXO, FOXO may be subject to claims that its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that FOXO has improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If FOXO fails in defending such claims, in addition to paying monetary damages, FOXO may lose valuable intellectual property rights or personnel, or lose the ability to use certain technologies, all of which could adversely impact its business. A loss of use of certain technologies or key research personnel work product could hamper or prevent FOXO’s ability to commercialize potential products and services, which could harm its business. Even if FOXO is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

FOXO may not be successful in registering and enforcing its trademarks.

As FOXO applies to register its unregistered trademarks in the United States and other countries, its applications may not be allowed for registration in a timely fashion or at all, and its registered trademarks may not be maintained or enforced. Trademark enforcement is always uncertain, since proving infringement requires a showing of consumer confusion in addition to use by the defendant of a similar or identical trademark. In addition, opposition or cancellation proceedings may be filed against FOXO’s trademark applications and registrations, and its trademarks may not survive such proceedings. In certain countries outside of the United States, trademark registration is required to enforce trademark rights. If FOXO does not secure registrations for its trademarks, FOXO may encounter more difficulty in enforcing them against third parties than it otherwise would.

FOXO may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.

FOXO may be subject to claims that former employees, collaborators or other third parties have an interest in its future owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Ownership disputes may arise, for example, from conflicting obligations of employees, consultants or others who are involved in developing its future products and services.

Litigation may be necessary to defend against these and other claims by a third party challenging inventorship of FOXO’s or its licensors’ ownership of its future owned or in-licensed patents, trade secrets or other intellectual property. If FOXO or its licensors fail in defending any such claims, in addition to paying monetary damages, FOXO may lose valuable intellectual property rights, such as exclusive ownership of, or a right to use, intellectual property or technology that is important to its product or services. Alternatively, FOXO may need to obtain one or more additional licenses from certain third parties, which could be time-consuming and expensive and could result in substantial costs and diversion of resources and could have a material adverse effect on FOXO’s business. Even if FOXO is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse impact on FOXO’s business, financial condition, and results of operations.

If FOXO becomes involved in trademark or patent litigation or other proceedings related to a determination of rights, it could incur substantial costs and expenses, substantial liability for damages or be required to stop its development and commercialization efforts of its products and services.

There is a substantial amount of litigation, both within and outside the United States, involving trademark, patent and other intellectual property rights in the insurance technology industry, including patent and trademark infringement lawsuits, declaratory judgment litigation and adversarial proceedings before the USPTO, including trademark oppositions and cancellations, and patent interferences, derivation proceedings, ex parte reexaminations, post-grant review and inter partes review, as well as corresponding proceedings in foreign courts and foreign patent offices.

FOXO may, in the future, become involved with litigation or actions at the USPTO or foreign patent offices with various third parties. FOXO expects that the number of such claims may increase as its industry expands, more trademarks and patents are issued, the number of products or services increases and the level of competition in its industry increases. Any infringement claim, regardless of its validity, could harm its business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of its business, requiring the payment of monetary damages (including possible treble damages, attorney’s fees, costs and expenses) or royalty payments.

It may be necessary for FOXO to pursue litigation or adversarial proceedings before the trademark or patent office in order to enforce its patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. The outcome of any such litigation might not be favorable to FOXO, and even if it were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse impact on its business, financial condition and results of operations.

As FOXO moves into new markets and expands its products or services offerings, incumbent participants in such markets may assert their patents and other proprietary rights against FOXO as a means of slowing its entry into such markets or as a means to extract substantial license and royalty payments from FOXO. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom FOXO’s own patents may provide little or no deterrence or protection.

Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that FOXO’s current or future products, technologies and services may infringe. FOXO cannot be certain that it has identified or addressed all potentially significant third-party patents in advance of an infringement claim being made against FOXO. In addition, similar to what other companies in FOXO’s industry have experienced, it expects its competitors and others may have trademarks or patents or may in the future obtain trademarks or patents, and assert that making, having made, using, selling, offering to sell or importing its products or services infringes these trademarks or patents. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from FOXO’s business. Parties making claims against FOXO may be able to sustain the costs of complex trademark or patent litigation more effectively than FOXO can because they have substantially greater resources. Parties making claims against FOXO may be able to obtain injunctive or other relief, which could block FOXO’s ability to develop, commercialize and sell products or services and could result in the award of substantial damages against it, including possible treble damages, attorney’s fees, costs and expenses if it is found to have willfully infringed. In the event of a successful claim of infringement against FOXO, it may be required to pay damages and ongoing royalties and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. FOXO may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in its competitors gaining access to the same intellectual property. In addition, FOXO could encounter delays in product or service introductions while it attempts to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent FOXO from commercializing products or services, and the prohibition of sale of any of FOXO’s products or services could materially impact its business and its ability to gain market acceptance for its products or services.

FOXO maintains multiple forms of proprietary information, the value of which is derived from the proprietary nature of such information. Employees of FOXO or third parties that are or become privy to FOXO’s proprietary information may, despite the efforts of FOXO, misappropriate such information. Such misappropriation may result in publication or other public release of such information. In such an event, although FOXO may have a cause of action against any such parties, such legal action is costly and may not result in sufficient compensation to ameliorate the loss of competitive advantages enjoyed by FOXO’s confidential possession of such proprietary information. Additionally, such proprietary information, once published or otherwise released to the public, may not be returned to a secret state, and may be copied or otherwise imitated or used by competitors of FOXO without legal recourse or means of compensation by FOXO. Such loss could materially adversely impact FOXO’s business, financial condition and results of operations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of FOXO’s confidential information could be compromised by disclosure during this type of litigation, although courts are empowered to protect confidential information using protective orders. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the Combined Company’s common stock.

In addition, FOXO’s agreements with some of its customers, suppliers or other entities with whom it does business require FOXO to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. FOXO could also voluntarily agree to defend or indemnify third parties in instances where it is not obligated to do so if it determines it would be important to its business relationships. If FOXO is required or agrees to defend or indemnify third parties in connection with any infringement claims, it could incur significant costs and expenses that could materially adversely impact its business, financial condition and results of operations.

Patent terms may be inadequate to protect FOXO’s competitive position with respect to its products and services for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering FOXO’s products and services are obtained, once the patent life has expired, it may be open to competition from competitive products — and the patent document itself is a disclosure enabling such competitors. Given the amount of time required for the development, testing and regulatory review of new products and services, patents protecting such products and services might expire before or shortly after such products and services are commercialized. As a result, FOXO’s future owned and currently licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to FOXO’s.

FOXO utilizes open-source software, which may pose particular risks to its proprietary software and source code.

FOXO uses open-source software in its proprietary software and will use open-source software in the future. Companies that incorporate open-source software into their proprietary software and products have, from time-to-time, faced claims challenging the use of open-source software and compliance with open-source license terms. Some licenses governing the use of open-source software contain requirements that FOXO make available source code for modifications or derivative works it creates based upon the open-source software, and that FOXO license such modifications or derivative works under the terms of a particular open-source license or other license granting third parties certain rights of further use. By the terms of certain open-source licenses, FOXO could be required to release the source code of certain aspects of its proprietary software, and to make its proprietary software available under open-source licenses to third parties at no cost, if FOXO combines certain aspects of proprietary software with open-source software in certain manners. Although FOXO monitors its use of open-source software and has a policy of full compliance with all open-source software license terms, FOXO cannot assure that all open-source software is reviewed prior to use in its software, that its developers have not incorporated open-source software into FOXO’s proprietary software, or that they will not do so in the future. Additionally, the terms of many open-source licenses to which FOXO is subject have not been interpreted by U.S. or foreign courts. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on FOXO’s ability to market or provide certain aspects of its proprietary software. Companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open-source license provisions and claims asserting ownership of open-source software incorporated into their proprietary software, and claims for damages for failure to fully comply with those applicable licenses. If an author or other third party that distributes such open-source software were to allege that FOXO has not complied with the conditions of an open-source license, FOXO could incur significant legal costs defending itself against such allegations. In the event such claims were successful, FOXO could be subject to significant damages or be enjoined from the distribution of its proprietary software. In addition, the terms of open-source software licenses may require FOXO to provide certain aspects of its software that it develops using such open-source software to others on unfavorable license terms. As a result of its current or future use of open-source software, FOXO may face claims or litigation, be required to release certain aspects of its proprietary source code, pay damages for breach of contract, re-engineer its proprietary software, discontinue making its proprietary software available in the event that re-engineering cannot be accomplished on a timely basis, discontinue certain aspects or functionality of its products and testing services, or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and FOXO may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse impact on FOXO’s business, financial condition and results of operations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

(Dollars in thousands, except per share data)

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of Delwinds and FOXO. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Specifically, Release No. 33-10786 requires that the pro forma condensed combined balance sheet and statements of operations must include and be limited to i) transaction accounting adjustments and ii) autonomous entity adjustments, if required, and optionally, management adjustments that capture synergies or dis-synergies from a business combination.

The following pro forma condensed combined balance sheet has been calculated assuming the Business Combination occurred on March 31, 2022. The following pro forma condensed combined statements of operations have been calculated assuming the Business Combination occurred on January 1, 2021 (the beginning of the fiscal year presented). We have concluded that no autonomous entity adjustments are required.

The unaudited pro forma condensed combined financial information does not purport to represent, and is not necessarily indicative of, the actual results of operations or financial condition had Delwinds and FOXO been combined during the periods presented in the unaudited pro forma condensed combined financial information and is not intended to project the future results of operations or financial condition that the Combined Company may achieve. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Business Combination, any integration costs or tax deductibility of transaction costs. Furthermore, the unaudited pro forma condensed combined statement of operations does not include certain nonrecurring charges and the related tax effects which result directly from the Business Combination as described in the notes to the unaudited pro forma condensed combined financial information.

Delwinds’ historical results reflect the unaudited balance sheet as of March 31, 2022, the unaudited statement of operations for the three months ended March 31, 2022 and the audited balance sheet and statement of operations as of and for the year ended December 31, 2021 prepared in accordance with GAAP. FOXO’s historical results reflect FOXO’s unaudited balance sheet as of March 31, 2022, the unaudited statement of operations for three months ended March 31, 2022, and the audited statement of operations for the year ended December 31, 2021 prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited historical financial statements of each Delwinds and FOXO and the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Delwinds’’ and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO.”

Description of the Business Combination

On February 24, 2022, Delwinds, Merger Sub, Sponsor, as Purchaser Representative, and FOXO entered into the Merger Agreement to effect the merger of Merger Sub with and into FOXO, with FOXO as the continuing company. The aggregate consideration at the closing of the Business Combination to the stockholders of FOXO in the form of Class A Common Stock will be (a) $300,000, minus (b) the amount of closing indebtedness (excluding the FOXO Convertible Debt converted into shares of FOXO Class A common stock), minus (c) Excess Transaction Expenses, minus (d) an amount equal to the Management Contingent Shares multiplied by $10.00, with outstanding options and warrants to purchase shares of FOXO Class A common stock to be assumed by Delwinds and converted into the Assumed Options and Assumed Warrants.

The following summarizes the pro forma common stock ownership on March 31, 2022 (but taking into account the subsequent redemptions by Delwinds’ Public Stockholders in connection with the Extension Meeting on June 6, 2022) assuming (i) no further Public Stockholders of Delwinds exercise redemption rights, and (ii) Public Stockholders holding 11,047,578 of Delwinds’ public shares exercise their redemption rights in connection with the Closing for aggregate proceeds of $111,249.

	No Further Redemptions	%	Maximum Redemptions	%
FOXO stockholders	23,693,191	56.7%	23,693,191	75.7%
Delwinds Public Stockholders	11,047,578	26.5%	—	—
Sponsor Shares	5,663,750	13.6%	5,663,750	18.1%
Cantor Commitment Shares	160,000	0.4%	160,000	0.5%
Subscription Shares	—	—	597,813	1.9%
Total Class A Shares	40,564,519	97.2%	30,114,754	96.2%

Total Class V Shares	1,186,536	2.8%	1,186,536	3.8%
	41,751,055	100.0%	31,301,290	100.0%

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.” Additionally, the relative percentages above assume that the Business Combination and related transactions were consummated on March 31, 2022. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this joint proxy statement/consent solicitation statement/prospectus as anticipated, believed, estimated, expected or intended.

Accounting for the Business Combination

Under applicable accounting standards, FOXO has been determined to be the accounting acquirer in the Business Combination, which will be treated as a reverse recapitalization. Under this method of accounting, although Delwinds will acquire all of the outstanding equity interests of FOXO in the Business Combination, Delwinds will be treated as the “acquired” company and FOXO will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of FOXO issuing stock for the net assets of Delwinds, accompanied by a recapitalization. The net assets of Delwinds will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of FOXO.

Management considered the following predominant quantitative and qualitative factors in the determination that FOXO is the accounting acquirer in the Business Combination:

•        FOXO’s existing stockholders will have the greatest voting interest in the Combined Company;

•        FOXO’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the Combined Company;

•        FOXO’s existing senior management will be the senior management of the Combined Company; and

•        FOXO will comprise the ongoing operations of the Company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Delwinds’ common stock:

•        Assuming No Further Redemptions:    This presentation assumes that no Public Stockholders of Delwinds exercise redemption rights with respect to their Public Shares (but taking into account the subsequent redemptions by Delwinds’ Public Stockholders in connection with the Extension Meeting on June 6, 2022).

•        Assuming Maximum Redemptions:    This presentation assumes that the remaining 11,047,578 Public Shares are redeemed for aggregate redemption payments of $111,249 assuming a $10.07 per share Redemption Price based on funds in the Trust Account, including $0.035 per share that has already been paid to the Trust Account and an additional payment of $0.035 per share that is expected to be paid to the Trust Account as a result of the Extension Loan. This presentation represents both redemption of all outstanding Public Shares and the issuance at Closing of 597,813 shares of Class A Common Stock to the Subscription Investors at $10.00 per share for aggregate proceeds to the Company of $5,978 pursuant to the terms of the Support Subscription Agreements (purchase obligations under which are contingent upon redemptions by Delwinds Public Stockholders). This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions, including the purchase of shares of Class A Common Stock at a price of $10.00 per share for proceeds of $5,978.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information gives effect to the following:

•        The merger of Merger Sub with and into FOXO, with FOXO as the surviving company,

•        The additional proceeds of the 2022 Bridge Debentures and the issuance of FOXO Class A common stock pursuant to the Bridge Investor Side Letter,

•        The establishment of the Management Contingent Share Plan and the issuance of restricted shares upon closing of the Business Combination,

•        The conversion of the 2021 Bridge Debentures and the 2022 Bridge Debentures into FOXO Class A common stock that will be converted into Class A Common Stock using ratios determined in accordance with the Merger Agreement,

•        The conversion of FOXO Preferred Stock into FOXO Class A common stock that will be converted into Class A Common Stock using ratios determined in accordance with the Merger Agreement,

•        The conversion of the FOXO Class A common stock into Class A Common Stock using ratios determined in accordance with the Merger Agreement,

•        The conversion of FOXO Class B common stock into Class V Common Stock using ratios determined in accordance with the Merger Agreement, and

•        Issuance of Cantor Commitment Shares in satisfaction of the Cantor Commitment Fee.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
MARCH 31, 2022
(Dollars in thousands)

	FOXO Historical	FOXO Capitalization Pro Forma Adjustments	Note 2	FOXO As Adjusted	Delwinds Historical	Pro Forma Adjustments (Assuming No Further Redemptions)	Note 2	Pro Forma Combined (Assuming No Further Redemptions)	Additional Pro Forma Adjustments (Assuming Maximum Redemptions)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions)
Assets
Current assets:
Cash and cash equivalents	$21,593	$5,500	(a)	$25,161	$193	$(773)	(e)	$120,554	$(111,249)	(s)	$15,283
						111,308	(f)		5,978	(t)
		(1,425)	(b)			(3,044)	(h)		—
		(507)	(c)			(12,091)	(i)
						(200)	(l)
Supplies	238	—		238	—			238			238
Prepaid expenses	449	9,425	(b)	9,874	157	1,611	(q)	11,642			11,642
Other current assets	58	—		58	—	—		58			58
Total current assets	22,338	12,993		35,331	350	96,811		132,492	(105,271)		27,221
Investments and cash held in trust	—	—		—	201,328	(90,793)	(d)	—	—		—
						773	(e)
						(111,308)	(f)
Property and equipment, net	195	—		195	—	—		195			195
Intangible assets	718	—		718	—	—		718			718
Investments	100	—		100	—	—		100			100
Reinsurance recoverable	19,233	—		19,233	—	—		19,233			19,233
Cloud computing arrangements	3,376	—		3,376	—	—		3,376			3,376
Total assets	$45,960	$12,993		$58,953	$201,678	$(104,517)		$156,114	$(105,271)		$50,843

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,247	$—		$1,247	$1,987	$—		$3,234	$—		$3,234
Accrued and other liabilities	545	—		545	—	—		545			545
Related party convertible debentures	10,017	—		10,017	—	(10,017)	(j)	—			—
Convertible debentures	52,118	—		57,618	—	(22,347)	(j)	—			—
		5,500	(a)			(35,271)	(k)
Promissory Note due to sponsor	—	—		—	200	(200)	(l)	—			—
Due to sponsor	—	—		—	5	—		5			5
Total current liabilities	63,927	5,500		69,427	2,192	(67,835)		3,784	—		3,784
Deferred underwriting commission	—	—		—	7,044	(3,044)	(h)	—	—		—
						(4,000)	(g)
Warrant liability	—	—		—	3,115	—		3,115			3,115
Policy reserves	19,233	—		19,233	—	—		19,233			19,233
Total liabilities	83,160	5,500		88,660	12,351	(74,879)		26,132	—		26,132
Commitments and Contingencies:
Class A common stock subject to possible redemption	—	—		—	201,328	(90,793)	(d)	—	—		—
						773	(e)
						(111,308)	(m)
Stockholders’ equity:
FOXO Non-redeemable Preferred Stock Series A	21,854	—		21,854	—	(21,854)	(n)	—			—
Delwinds Class A common stock	—	—		—	—	1	(m)	1	(1)	(s)	—
						—	(o)
							(p)
Delwinds Class B common stock	—	—		—	—	—	(o)	—	—	(t)	—
Delwinds Class V common stock	—	—		—	—	—	(p)
FOXO Class A common stock	—	—	(a)	—	—	—	(j)	—			—
						—	(p)
FOXO Class B common stock	—	—		—	—	—	(p)	—			—
Additional paid-in capital	5,289	8,000	(b)	12,782	—	4,000	(g)	207,188	(111,248)	(s)	101,918
		(507)	(c)			21,854	(n)
						111,307	(m)		5,978	(t)
						32,364	(j)
						35,271	(k)
						(12,001)	(p)
						1,611	(q)
						—	(r)
Accumulated deficit	(64,343)			(64,343)	(12,001)	(773)	(e)	(77,207)			(77,207)
						(12,091)	(i)
						12,001	(p)
						—	(r)
Total stockholders’ equity (deficit)	(37,200)	7,493		(29,707)	(12,001)	171,690		129,982	(105,271)		24,711
Total liabilities and stockholders’ equity (deficit)	$45,960	$12,993		$58,953	$201,678	$(104,517)		$156,114	$(105,271)		$50,843

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021
(Dollars in thousands, except per share data)

	FOXO Historical	Delwinds Historical	Transaction Accounting Adjustments (Assuming No Further Redemptions)	Note 2	Pro Forma Combined (Assuming No Further Redemptions	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions
Revenue	$120	$—	$—		$120	$—		$120
Operating expenses:
Research and development	4,879	—	—		4,879	—		4,879
Selling, general and administrative	10,272	1,302	12,091	(aa)	29,841	12,091	(aa)	29,841
			6,176	(bb)		6,176	(bb)
Total operating expenses	15,151	1,302	18,267		34,720	18,267		34,720
Loss from operations	(15,031)	(1,302)	(18,267)		(34,600)	(18,267)		(34,600)
Other income (expense):
Non-cash change in fair value of convertible debentures	(21,703)	—	21,703	(dd)	—	21,703	(dd)	—
Interest income (expense)	(1,118)	27	(27)	(cc)	47	(27)	(cc)	47
			1,165	(dd)		1,165	(dd)
Investment impairment	(400)	—	—		(400)	—		(400)
Unrealized gain (loss) on marketable securities	—	1	—		1	—		1
Change in fair value of warrant liability	—	5,922	—		5,922	—		5,922
Other expense, net	(236)	—	—		(236)	—		(236)
Total other income (expense)	(23,457)	5,950	22,841		5,334	22,841		5,334
Income (loss) before income tax expense	(38,488)	4,648	4,574		(29,266)	4,574		(29,266)
Income tax expense	—	—	—		—	—		—
Net income (loss)	$(38,488)	$4,648	$4,574		$(29,266)	$4,574		$(29,266)
Weighted average shares outstanding of Class A Common Stock – basic and diluted		5,663,750	25,700,769		31,364,519	15,251,004		20,914,754
Net income (loss) per share, Class A Common Stock – basic and diluted		$0.82			$(0.90)			$(1.32)
Weighted average shares outstanding of Class V Common Stock – basic and diluted			1,186,536		1,186,536			1,186,536
Net loss per share, Class V Common Stock – basic and diluted					$(0.90)			$(1.32)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2022
(Dollars in thousands, except per share data)

	FOXO Historical	Delwinds Historical	Pro Forma Adjustments (Assuming No Further Redemptions)	Note 2	Pro Forma Combined (Assuming No Further Redemptions	Pro Forma Adjustments (Assuming Maximum Redemptions)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions
Revenue	$40	$—	$—		$40	$—		$40
Operating expenses:
Research and development	601	—	—		601	—		601
Selling, general and administrative	4,002	2,399	1,544	(bb)	7,945	1,544	(bb)	7,945
Total operating expenses	4,603	2,399	1,544		8,546	1,544		8,546
Loss from operations	(4,563)	(2,399)	(1,544)		(8,506)	(1,544)		(8,506)
Other income (expense):
Non-cash change in fair value of convertible debentures	(7,432)	—	7,432	(dd)	—	7,432	(dd)	—
Interest income (expense)	(322)	44	(44)	(cc)	(3)	(44)	(cc)	(3)
			319	(dd)		319	(dd)
Unrealized gain (loss) on marketable securities	—	5	—		5	—		5
Change in fair value of warrant liability	—	1,973	—		1,973	—		1,973
Other expense, net	(50)	—	—		(50)	—		(50)
Total other income (expense)	(7,804)	2,022	7,707		1,925	7,707		1,925
Income (loss) before income tax expense	(12,367)	(377)	6,163		(6,581)	6,163		(6,581)
Income tax expense	—	—	—		—	—		—
Net income (loss)	$(12,367)	$(377)	$6,163		$(6,581)	$6,163		$(6,581)
Weighted average shares outstanding of Class A Common Stock – basic and diluted		5,663,750	25,700,769		31,364,519	15,251,004		20,914,754
Net income (loss) per share, Class A Common Stock – basic and diluted		$(0.07)			$(0.20)			$(0.30)
Weighted average shares outstanding of Class V Common Stock – basic and diluted			1,186,536		1,186,536			1,186,536
Net income (loss) per share, Class V Common Stock – basic and diluted					$(0.20)			$(0.30)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Dollars in thousands, except per share data)

Note 1 — Description of the Business Combination

General Description of the Merger Agreement

On February 24, 2022, Delwinds, Merger Sub, Sponsor, as Purchaser Representative, and FOXO entered into the Merger Agreement to effect the merger of Merger Sub, a wholly-owned subsidiary of Delwinds, with and into FOXO, with FOXO surviving such Merger as a wholly-owned subsidiary of Delwinds (the “Business Combination”). After completion of the closing of the Business Combination, the Combined Company will operate under the name FOXO Technologies Inc.

Pursuant to the Merger Agreement, Delwinds will (i) acquire 100% of the issued and outstanding FOXO Class A common stock in exchange for equity consideration in the form of Class A Common Stock, (ii) acquire 100% of the issued and outstanding shares of Class B common stock of FOXO in exchange for equity consideration in the form of Class V Common Stock and (iii) assume outstanding options and warrants to purchase FOXO Class A common stock which will be replaced, subject to adjustment in accordance with the terms of the Merger Agreement with options and warrants to purchase shares of Class A Common Stock.

Pursuant to the Merger Agreement, the holders of the FOXO Preferred Stock, the 2021 Bridge Debentures and the 2022 Bridge Debentures will either exchange or convert all of their issued and outstanding shares of FOXO Preferred Stock, the 2021 Bridge Debentures and the 2022 Bridge Debentures for shares of FOXO Class A Common Stock at the applicable conversion ratio as set forth in the charter of FOXO prior to the closing date of the Business Combination.

At Closing, subject to approval by Delwinds stockholders, it is expected that the Delwinds Board will adopt the Management Contingent Share Plan to secure and retain the services of certain key employees and incentivize such key employees to exert maximum efforts for the success of FOXO and its affiliates after Closing. The Management Contingent Share Plan makes available a total of 9,200,000 shares eligible to be issued pursuant to restricted share awards (the “Restricted Share Awards”) (the “Management Contingent Shares”), all of which are expected to be issued upon the closing of the Business Combination pursuant to Restricted Stock Awards to members of FOXO management.

The Restricted Share Awards have performance-based and service-based conditions. The performance-based conditions consist of three milestone events required to be met within either one or two years from the closing of the Business Combination. In the event one or more of the milestones are not achieved, it would result in the forfeiture of one-third of the Restricted Share Awards for each milestone not achieved. To the extent the performance-based conditions are met, the Restricted Share Awards vest 60%, 20%, and 20% on the third, fourth, and fifth anniversary, respectively, of the closing of the Business Combination.

Delwinds entered into Support Subscription Agreements with each of Andrew J. Poole and The Gray Insurance Company (together, the “Subscription Investors”), pursuant to which, in the event that Delwinds has less than $10,000 (the “Threshold Amount”) in cash and cash equivalents at the Closing, after giving effect to trust redemptions but prior to payment of expenses and liabilities due at the Closing, the Subscription Investors will subscribe for Class A Common Stock at a price of $10 per share in an amount equal to the Threshold Amount less the amount of cash and cash equivalents held by Delwinds at the Closing , provided that the Threshold Amount may be reduced up to a maximum of $5,000 for the amount of any agreed upon reduction of the deferred underwriting fee owed to Delwinds’ (or satisfaction of such obligation by the issuance of stock rather than cash), or any unsecured convertible debt that is issued by Delwinds in accordance with the terms and conditions specified in the Support Subscription Agreement. As a result of the RBCCM Termination, the Threshold Amount was reduced to $5,978,125, resulting in the Subscription Investors being required to purchase up to an aggregate of 597,813 shares of Class A Common Stock for an aggregate purchase price of $5,978,125 or $10.00 per share.

Basis of presentation

Delwinds’ historical results reflect the unaudited balance sheet and statement of operations as of and for the three months ended March 31, 2022 and the audited statement of operations for the year ended December 31, 2021 prepared in accordance with GAAP. FOXO’s historical results reflect FOXO’s unaudited balance sheet and statement of operations as of and for the three months ended March 31, 2022 and the audited statement of operations for the year ended December 31, 2021 prepared in accordance with GAAP.

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet as of March 31, 2022 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021 based upon the combined historical financial statements of Delwinds and FOXO, after giving effect to the Business Combination and related adjustments described in the accompanying notes.

Accounting Policies

Upon the consummation of the Business Combination, the Combined Company will adopt FOXO’s accounting policies. FOXO may identify differences between accounting policies among the companies that, when conformed, could have a material impact on the consolidated financial statements of the Combined Company.

Note 2 — Pro Forma Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet (in thousands, except share and per share data)

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2022 and described in the Introduction are as follows:

FOXO Capitalization Pro Forma Adjustments

a)      Reflects the proceeds from the sale of the 2022 Bridge Debentures that occurred after March 31, 2022 and the issuance of 589,953 shares of FOXO Class A common stock pursuant to the Bridge Investor Side Letter. FOXO has elected the fair value option to account for the 2022 Bridge Debentures.

b)      Represents consulting fees incurred by FOXO in connection with the Business Combination consisting of fees of $1,425 and 1,500,000 shares of FOXO Class A common stock that will be recognized over the term of the contract. For pro forma presentation purposes the adjustment assumes a fair value of $8,000 based on the terms of the contract as a third-party valuation report has not been completed at this time.

c)      Reflects the assignment and surrender of 253,476 detachable warrants issued to the underwriter of the 2021 Convertible Debentures.

Merger and Related Agreements Pro Forma Adjustments

d)      Reflects redemptions of 9,077,422 shares based on redemption notices submitted in connection with the Extension Meeting on June 6, 2022 for aggregate redemption payments of $90,793 allocated to Delwinds Class A Common Stock and additional paid-in-capital using par value of $0.0001 per share and a net redemption price of $10.00.

e)      Reflects an assumed two months of borrowings by Delwinds on the Extension Loan increasing the Trust balance by $773.

f)      Reflects the reclassification of $111,308 of investments and cash held in the Trust Account that becomes available for transaction expenses, redemption of public shares and the operating activities of the Combined Company following the Business Combination.

g)      Represents a reduction of $4,022 of deferred underwriting costs incurred as part of Delwinds’ IPO that are being waived by the underwriters.

h)      Represents the payment of the remaining $3,044 of deferred underwriting costs incurred as part of Delwinds’ IPO that are committed to be paid upon the closing of the Business Combination.

i)       Represents $12,091 of estimated other transaction costs incurred by Delwinds and FOXO including, but not limited to, preliminary estimated advisory, legal, accounting and other professional fees that will be repaid in connection with the consummation of the Business Combination.

j)       Represents the conversion of the 2021 Bridge Debentures into 6,595,442 shares of FOXO Class A common stock prior to the closing of the Business Combination.

k)      Represents the conversion of the 2022 Bridge Debentures, including 12 months of interest, into 7,698,873 shares of FOXO Class A common stock prior to the closing of the Business Combination and the issuance of the FOXO Commitment Shares in connection with the conversion of the 2022 Bridge Debentures.

l)       Reflects the repayment of the sponsor promissory note in connection with the Closing.

m)     Reflects the reclassification of $111,308 of Delwinds Class A common stock subject to redemption from temporary equity to permanent equity immediately prior to consummation of the Business Combination.

n)      Represents the exchange of FOXO Series A preferred stock for 8,000,000 shares of FOXO Class A common stock prior to the Business Combination.

o)      Reflects the conversion of 5,031,250 shares of Delwinds Class B common stock to Class A Common Stock pursuant to the terms of the Current Charter and in connection with the Closing.

p)      Represents the recapitalization of FOXO equity and issuance of 14,493,191 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock to FOXO stockholders as consideration for the Reverse Recapitalization and the reclassification of historical retained earnings of Delwinds to additional paid-in-capital in connection with the consummation of the Business Combination.

q)      Reflects the Cantor Commitment Fee of $1,611 which is payable to Cantor in shares of Class A Common Stock, with the number of shares to be determined on the trading day immediately preceding the date of delivery thereof (which is assumed to be $10.07 per share for purposes of this presentation). The Cantor Commitment Fee will be accounted for as a deferred equity issuance cost within prepaid expenses and charged against gross proceeds when equity is issued per the terms of the Cantor Agreement.

r)      Represents the issuance of 9,200,000 shares of restricted Class A Common Stock, pursuant to the Management Contingent Share Plan.

s)      Reflects the maximum redemption of the remaining 11,047,578 shares for aggregate redemption payments of $111,249 allocated to Delwinds Class Common Stock and additional paid-in-capital using par value of $0.0001 per share and a net redemption price of $10.07.

t)       Represents the issuance of 597,813 shares for aggregate proceeds of $5,978 pursuant to the terms of the Support Subscription Agreement.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations (in thousands, except share and per share data)

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:

aa)    Represents estimated transaction costs, including advisory, legal, accounting valuation and other professional fees, of $12,091 related to the Business Combination (estimated as of June 6, 2022).

bb)    Represents the issuance of Restricted Share Awards pursuant to the Management Contingent Share Plan. The shares are issued upon closing of the Business Combination; however, no equity-based compensation expense will be recognized until the time at which the achievement of any of the performance conditions is deemed probable. A commercial research collaboration agreement was executed on July 6, 2022 causing one of the performance conditions to be met. The remaining performance conditions currently include criteria that rely on agreements with third parties. Until, at least, the time that performance conditions are within the sole control of FOXO, the performance conditions will not be considered probable. The Company will assess the likelihood of meeting the remaining performance obligations on an ongoing basis and recognize equity-based compensation expense beginning at the time when any of the performance obligations are determined to be probable. The pro forma adjustment reflects the vesting of one of the performance-based conditions over the service period. The grant is assumed to have a $10.07 per share value for purposes of this presentation.

cc)    Represents the elimination of $44 and $27 of historical interest income earned on the Trust Account for the three months ended March 31, 2022 and for the year ended December 31, 2021, respectively.

dd)    Represents the elimination of $319 and $1,165 of interest expense related to the 2021 Convertible Debentures that will automatically convert into FOXO Class A common stock prior to the consummation of the Business Combination for the three months ended March 31, 2022 and for the year ended December 31, 2021, respectively, as well as the $7,432 and $21,703 non-cash change in fair value of convertible debentures for the three months ended March 31, 2022 and for the year ended December 31, 2021, respectively.

Note 3 — Loss per share

Net loss per share represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming the redemption scenarios described above, this calculation is adjusted to eliminate such shares for the entire periods. The unaudited pro forma condensed combined financial information has been prepared assuming no further redemption and the maximum redemption scenario for the three months ended March 31, 2022 and the year ended December 31, 2021:

	Three Months Ended March 31, 2022		Year Ended December 31, 2021
	Pro Forma Combined (Assuming No Further Redemptions)	Pro Forma Combined (Assuming Max Redemptions)	Pro Forma Combined (Assuming No Further Redemptions)	Pro Forma Combined (Assuming Max Redemptions)
Pro forma net loss	$(6,581)	$(6,581)	$(29,266)	$(29,266)

Weighted average shares outstanding of Class A Common Stock	31,364,519	20,914,754	31,364,519	20,914,754
Net loss per share, Class A Common Stock – Basic and Diluted	$(0.20)	$(0.30)	$(0.90)	$(1.32)

Weighted average shares outstanding of Class V Common Stock	1,186,536	1,186,536	1,186,536	1,186,536
Net loss per share, Class V Common Stock – Basic and Diluted	$(0.20)	$(0.30)	$(0.90)	$(1.32)

Basic weighted average shares outstanding
FOXO Class A Common Stock equity holders	14,493,191	14,493,191	14,493,191	14,493,191
Delwinds Class A Common Stock	16,871,328	6,421,563	16,871,328	6,421,563
Delwinds Class V Common Stock	1,186,536	1,186,536	1,186,536	1,186,536

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or such shares are subject to forfeiture until satisfaction of certain conditions which were not satisfied by the end of the period:

Public Warrants	10,062,500
Private Placement Warrants	316,250
Contingent Share Plan	9,200,000
Assumed Options	3,029,017
Assumed Warrants	1,946,668

COMPARATIVE PER SHARE INFORMATION

The following table sets forth summary historical comparative share information for Delwinds and FOXO and unaudited pro forma condensed combined per share information of Delwinds after giving effect to the Transactions, presented under the two assumed redemption scenarios as follows:

•        Assuming No Further Redemptions:    This presentation assumes that no Public Stockholders of Delwinds exercise redemption rights with respect to their Public Shares (but taking into account the subsequent redemptions by Delwinds’ public stockholders in connection with the Extension Meeting on June 6, 2022).

•        Assuming Maximum Redemptions:    This presentation assumes that the remaining 11,047,578 Public Shares are redeemed for aggregate redemption payments of $111,249,111 assuming a $10.07 per share Redemption Price based on funds in the Trust Account, including $0.035 per share that has already been paid to the Trust Account and an additional payment of $0.035 per share that is expected to be paid to the Trust Account as a result of the Extension Loan. This presentation represents both redemption of all outstanding Public Shares and the issuance at Closing of 597,813 shares of Class A Common Stock to the Subscription Investors at $10.00 per share for aggregate proceeds to the Company of $5,978,125 pursuant to the terms of the Support Subscription Agreements (purchase obligations under which are contingent upon redemptions by Delwinds Public Stockholders). This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions, including the purchase of shares of Class A Common Stock at a price of $10.00 per share for proceeds of $5,978,125.

The selected unaudited pro forma condensed combined book value information as of March 31, 2022 gives pro forma effect to the Transactions and the other events as if consummated on March 31, 2022. The selected unaudited pro forma condensed combined net loss per share and weighted average shares outstanding information for the three months ended March 31, 2022 and for the year ended December 31, 2021 gives pro forma effect to the Transactions and the other events related to the Business Combination, as if consummated on January 1, 2021, the beginning of the earliest period presented.

This information is only a summary and should be read in conjunction with the historical financial statements and accompanying notes of Delwinds and FOXO included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. The unaudited pro forma condensed combined per share information of Delwinds and FOXO is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and accompanying notes included elsewhere in this proxy statement/consent solicitation statement/prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined loss per share information below does not purport to represent the loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of Delwinds and FOXO would have been had the companies been combined during the periods presented.

Delwinds is providing the following comparative per share information to assist you in your analysis of the financial aspects of the Transactions.

			Pro Forma Combined
	Delwinds (Historical)	FOXO (Historical)	Assuming No Further Redemptions	Assuming Maximum Redemptions
As of and For the Three Months Ended March 31, 2022
Book value per share	$(2.12)	$(18.31)	$3.99	$1.12
Weighted average shares outstanding of redeemable Class A common shares	20,125,000
Net income per Class A common share, redeemable	$—
Weighted average shares outstanding of non-redeemable Class A common shares	632,500	32,000	31,364,519	20,914,754
Net income (loss) per Class A common share, non-redeemable	$0.18	$(6.09)	$(0.20)	$(0.30)
Weighted average shares outstanding of non-redeemable Class B common shares	5,031,250	2,000,000
Net income (loss) per Class B common share, non-redeemable	$0.18	$(6.09)
Weighted average shares outstanding of non-redeemable Class V common shares			1,186,536	1,186,536
Net income (loss) per Class V common share, non-redeemable			$(0.20)	$(0.30)
For the Year Ended December 31, 2021
Weighted average shares outstanding of redeemable Class A common shares	20,125,000
Net income (loss) per Class A common share, redeemable	$—
Weighted average shares outstanding of non-redeemable Class A common shares	632,500	19,000	31,364,519	20,914,754
Net income (loss) per Class A common share, non-redeemable	$0.18	$(19.06)	$(0.90)	$(1.32)
Weighted average shares outstanding of non-redeemable Class B common shares	5,031,250	2,000,000
Net income (loss) per Class B common share, non-redeemable	$0.18	$(19.06)
Weighted average shares outstanding of non-redeemable Class V common shares			1,186,536	1,186,536
Net income (loss) per Class V common share, non-redeemable			$(0.90)	$(1.32)

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Delwinds Insurance Acquisition Corp.

Delwinds is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Delwinds common stock, Units and Warrants are currently listed on the NYSE under the symbols “DWIN,” “DWIN.U” and “DWIN WS,” respectively. The mailing address of Delwinds’ principal executive office is One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002, and its telephone number is (713) 337-4077.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Delwinds, incorporated in Delaware on February 7, 2022 solely for the purpose of consummating the Business Combination. Merger Sub owns no material assets and does not operate any business.

FOXO Technologies Inc.

FOXO Technologies Inc., a Delaware corporation, is a technology platform company focused on commercializing longevity science through products and services that serve the life insurance industry. The mailing address of FOXO’s principal executive office is 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, and its telephone number is (888) 925-1803.

For more information about FOXO, see the sections entitled “Information About FOXO” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO.”

FOXO’S SOLICITATION OF WRITTEN CONSENTS

This section contains information for FOXO Stockholders regarding the solicitation of written consents to adopt the Merger Agreement by executing and delivering the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus.

Purpose of the Consent Solicitation; Recommendation of the FOXO Board

The FOXO Board is providing this joint proxy statement/consent solicitation statement/prospectus to FOXO Stockholders. FOXO Stockholders are being asked to adopt and approve the Business Combination Proposal by executing and delivering the written consent furnished with this joint proxy statement/consent solicitation statement/prospectus.

After consideration, the FOXO Board unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of FOXO and its stockholders. The FOXO Board unanimously recommends that FOXO’s stockholders approve the Business Combination Proposal.

FOXO Stockholders Entitled to Consent

Only FOXO Stockholders of record as of the close of business on [______], 2022, the Record Date, will be entitled to execute and deliver a written consent. As of the close of business on the Record Date, there were outstanding 30,208 shares of FOXO Class A common stock, 2,000,000 shares of FOXO Class B common stock, and 8,000,000 shares of FOXO preferred stock outstanding. Each holder of FOXO Class A common stock is entitled to one vote for each share of FOXO common stock held as of the Record Date. Each holder of FOXO Class B common stock is entitled to ten votes for each share of FOXO common stock held as of the Record Date. Each holder of FOXO preferred stock is entitled to a number of votes equal to the number of shares of FOXO common stock into which the shares of FOXO preferred stock held by such holder could be converted as of the Record Date.

Written Consents; Required Written Consents

The approval of the Business Combination Proposal requires the affirmative vote or consent of the holders of a majority of the outstanding shares of the FOXO common Stock and FOXO preferred stock, voting together as a single class and on an as-converted basis (the “Written Consent Parties”).

Following the execution of the Merger Agreement, the Written Consent Parties delivered to Delwinds a Voting Agreement, pursuant to which, among other things, the Written Consent Parties have agreed to support the approval and adoption of the transactions contemplated by the Merger Agreement. The Voting Agreement will terminate upon the earlier to occur of: (a) the Effective Time, (b) the date of the termination of the Merger Agreement in accordance with its terms and (c) the effective date of a written agreement of Delwinds and the Written Consent Parties terminating the Voting Agreement.

Interests of Certain Persons in the Business Combination

In considering whether to adopt the Merger Agreement by executing and delivering the written consent, FOXO Stockholders should be aware that aside from their interests as stockholders, FOXO’s officers and members of the FOXO Board have interests in the Business Combination that are different from, or in addition to, those of other FOXO Stockholders generally. FOXO Stockholders should take these interests into account in deciding whether to approve the Business Combination. For additional information please see the subsection entitled “The Business Combination Proposal (Proposal 2) — Interests of FOXO’s Directors and Officers in the Business Combination.”

Submission of Written Consents

You may consent to the Business Combination Proposal with respect to your shares of FOXO capital stock by completing, dating and signing the written consent enclosed with this joint proxy statement/consent solicitation statement/prospectus and returning it to FOXO by [_____], 2022. FOXO reserves the right to extend the consent deadline beyond [_____], 2022. Any such extension may be made without notice to FOXO Stockholders.

If you hold shares of FOXO capital stock as of the close of business on the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to FOXO. Once you have completed, dated and signed the written consent, you may deliver it to FOXO by emailing a .pdf copy to investors@foxotechnologies.com or by mailing your written consent to FOXO Technologies Inc., 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, Attention: Chief Executive Officer.

After the transaction is completed, a letter of transmittal and written instructions for the surrender of FOXO electronic stock certificates will be mailed to FOXO Stockholders.

Executing Written Consents; Revocation of Written Consents

You may execute a written consent to approve the Business Combination Proposal (which is equivalent to a vote for such proposal). If you do not return your written consent, it will have the same effect as a vote against the Business Combination Proposal. If you are a record holder of shares of FOXO Common Stock and/or Preferred Stock and you return a signed written consent, you will have given your consent to approve the Business Combination Proposal.

Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to investors@foxotechnologies.com or by mailing a copy of such notice to FOXO Technologies Inc. 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, Attention: Chief Executive Officer.

Appraisal Rights of FOXO Stockholders

FOXO Stockholders may have appraisal rights in connection with the Business Combination. If FOXO’s securities are not listed on a national securities exchange at the time the Business Combination is consummated, holders of shares of FOXO common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL. Holders of public shares electing to exercise redemption rights will not be entitled to appraisal rights. Additionally, appraisal rights are not available to holders of public warrants.

Solicitation of Written Consents; Expenses

The expense of preparing and distributing these consent solicitation materials is being borne by FOXO. Directors, officers and employees of FOXO may solicit consents by telephone and personally, in addition to solicitation by mail or electronically. These persons will not receive any special compensation for soliciting consents.

Assistance

If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact investors@foxotechnologies.com.

THE DELWINDS SPECIAL MEETING

General

Delwinds is furnishing this joint proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by the Delwinds Board for use at the Delwinds Special Meeting to be held on [            ], 2022 and at any adjournment or postponement thereof. This joint proxy statement/consent solicitation statement/prospectus provides Delwinds stockholders with information they need to know to be able to vote or direct their vote to be cast at the Delwinds Special Meeting.

This joint proxy statement/consent solicitation statement/prospectus is being first mailed on or about [            ], 2022 to all stockholders of record of Delwinds as of [            ], 2022, which is the Record Date. This joint proxy statement/consent solicitation statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Delwinds Special Meeting.

Date, Time and Place

The Delwinds Special Meeting will be held as a “virtual meeting” via live audio webcast on [            ], 2022 at             Eastern Time.

Registering for the Delwinds Special Meeting

As a registered Delwinds stockholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting [            ], 2022 at            a.m. Eastern Time. Enter the URL address into your browser http;//www.cstproxy.com/[            ], enter your control number, name and email address. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Delwinds stockholder that holds such stockholder’s shares in “street name,” which means such stockholder’s shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing [            ] within the U.S. and Canada (toll-free), or [    ] outside the U.S. and Canada (standard rates apply) when prompted enter the pin number            . This is listen-only and you will not be able to vote or enter questions during the meeting.

Purpose of the Delwinds Special Meeting

At the Delwinds Special Meeting, Delwinds is asking its stockholders to consider and vote upon:

•        The NTA Proposal.

•        The Business Combination Proposal. A copy of the Merger Agreement is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex A.

•        The Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B.

•        Advisory Charter Proposals. The form of the Proposed Charter containing the advisory charter amendments to become effective upon consummation of the Business Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B.

•        Incentive Plan Proposal. A copy of the Incentive Plan to be used by the Combined Company from and after the Business Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex D.

•        The Management Contingent Share Plan Proposal. A copy of this Management Contingent Share Plan to be effective after the Closing of the Business Combination is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex E.

•        The Insider Letter Amendment Proposal. A copy of this letter is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex F.

•        The NYSE Proposal.

•        The Adjournment Proposal, if presented at the Delwinds Special Meeting.

You will be entitled to vote or direct votes to be cast at the Delwinds Special Meeting if you owned shares of Delwinds common stock at the close of business on [            ], 2022 which is the Record Date. You are entitled to one vote for each share of Delwinds common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were            shares of Delwinds common stock outstanding, of which            are Public Shares, and            are Founder Shares held by the initial stockholders.

Vote of the Sponsor, Directors and Officers

In connection with the IPO, Delwinds entered into agreements with each of its initial stockholders, directors and officers, pursuant to which each agreed to vote any shares of Delwinds common stock owned by them in favor of the Business Combination Proposal and for all other proposals presented at the Delwinds Special Meeting. These agreements apply to Delwinds’ initial stockholders as it relates to the Founder Shares and the requirement to vote such shares in favor of the Business Combination Proposal and for all other proposals presented to Delwinds stockholders in this joint proxy statement/consent solicitation statement/prospectus.

Delwinds’ initial stockholders have waived any redemption rights, including with respect to shares of Delwinds Class A common stock issued or purchased in the IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Sponsor have no redemption rights upon Delwinds’ liquidation and will be worthless if no business combination is effected by Delwinds by September 15, 2022 (as such deadline may be extended by amendment to Delwinds’ organizational documents).

Quorum and Required Vote for Proposals

A quorum of Delwinds stockholders is necessary to hold a valid meeting. A quorum will be present at the Delwinds Special Meeting if a majority of the Delwinds common stock outstanding and entitled to vote at the Delwinds Special Meeting is represented in person online or by proxy at the Delwinds Special Meeting.

The approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Delwinds common stock as of the Record Date, and the approval of the Charter Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Delwinds common stock as of the Record Date. The approval of the Director Election Proposal requires the affirmative vote of holders of at least a plurality of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting.

The approval of the remaining Proposals (including the Business Combination Proposal, the Advisory Charter Proposals, the NYSE Proposal, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal) each require the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting.

If the Business Combination Proposal is not approved, the other Required Proposals (consisting of the Charter Proposal, the Incentive Plan Proposal and the Management Contingent Share Plan Proposal, the Director Election Proposal, and the NYSE Proposal) will not be presented to the Delwinds stockholders for a vote. These other Required Proposals are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on them). The Required Proposals generally are preconditions to the consummation of the Business Combination. The Advisory Charter Proposals and the Insider Letter Amendment Proposal in each case are conditioned on the approval of the Required Proposals. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/consent solicitation statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then Delwinds will not consummate the Business Combination. If Delwinds does not consummate the Business Combination and fails to complete an initial business combination by September 15, 2022 and does not seek to obtain the approval of its stockholders for an Extension, Delwinds will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of the vote on the Business Combination Proposal, the Advisory Charter Proposals, the Incentive Plan Proposal, and the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal, the Director Election Proposal the NYSE Proposal and Adjournment Proposal. The approval of the NTA Proposal requires the affirmative vote of holders of sixty-five percent (65%) of the issued and outstanding shares of Delwinds common stock as of the Record Date, and the approval of the Charter Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Delwinds common stock as of the Record Date. Accordingly, a Delwinds stockholder’s failure to vote by proxy or to vote in person online at the Delwinds Special Meeting or an abstention will have the same effect as a vote “AGAINST” the NTA Proposal and the Charter Proposal.

Recommendation of the Special Committee and the Delwinds Board

The Delwinds Board, based in part on the unanimous recommendation of the Special Committee, has determined that each of the proposals is fair to and in the best interests of Delwinds and its stockholders, and has unanimously approved such proposals. The Special Committee and Delwinds’ board of directors unanimously recommends that stockholders:

•        vote “FOR” the NTA Proposal;

•        vote “FOR” the Business Combination Proposal;

•        vote “FOR” the Charter Proposal;

•        vote “FOR” the Advisory Charter Proposals;

•        vote “FOR” the Incentive Plan Proposal;

•        vote “FOR” the Management Contingent Share Plan Proposal;

•        vote “FOR” the Insider Letter Amendment Proposal;

•        vote “FOR” the NYSE Proposal;

•        vote “FOR” the Director Proposal; and

•        vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of Delwinds’ board of directors in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of Delwinds’ board of directors and officers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

•        the fact that, unless Delwinds consummates an initial business combination, Delwinds’ officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 6, 2022, none of Delwinds’ officers and directors have incurred any out-of-pocket expenses, but such expenses may be incurred prior to consummation of the Business Combination);

•        the fact that, as a condition to the IPO, pursuant to the Insider Letter, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the Delwinds Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which Delwinds completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Delwinds stockholders having the right to exchange their shares of common stock for cash, securities or other property (while the Founder Shares are not the same as the Delwinds Class A common stock, and are subject to certain restrictions that are not applicable to the Delwinds Class A common stock, and may become worthless if Delwinds does not complete a business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), the aggregate value of the 5,031,250 Founder Shares owned by Delwinds’ initial stockholders is estimated to be approximately $50.5 million, assuming the per share value of the Founder Shares is the same as the $10.03 closing price of the Delwinds Class A common stock on the NYSE on July 6, 2022);

•        the fact that the initial stockholders purchased an aggregate of 632,500 Private Units, each consisting of one share of Delwinds Class A common stock and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one share of Delwinds Class A common stock for $11.50 per share, for a purchase price of $6,325,000, or $10.00 per Private Unit, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 632,500 Private Units held by the Sponsor is estimated to be approximately $6.4 million, assuming the per unit value of the Private Units is the same as the $10.11 closing price of the Public Units on the NYSE on July 6, 2022);

•        the fact that the initial stockholders have agreed that the Private Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after Delwinds has completed a business combination, subject to limited exceptions;

•        the fact that the Sponsor purchased from Delwinds 5,750,000 shares of the Delwinds Class B common stock for an aggregate price of $25,000 (on November 30, 2020, the Sponsor returned to Delwinds, at no cost, an aggregate of 718,750 Founder Shares, which Delwinds cancelled, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor) and paid $6,325,000 to purchase the Private Units (for an aggregate purchase price from Delwinds of $6,350,000) which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the Class A common stock on July 6, 2022, which was $10.03, would have an aggregate value of $50.5 million as of the same date and including the purchase of the Private Units and based on the closing trading price of the Public Units on July 6, 2022, which was $10.11, would have an aggregate value of $6.4 million. If Delwinds does not consummate the Business Combination or another initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), and Delwinds is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.005 per share that the members of the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, members of the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Delwinds public stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        the fact that, if Delwinds does not complete an initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), a portion of the proceeds from the sale of the Private Warrants will be included in the liquidating distribution to Delwinds’ public stockholders and the Private Warrants will expire worthless;

•        the fact that, if the Trust Account is liquidated, including in the event Delwinds is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Delwinds, if and to the extent any claims by a third party for services rendered or products sold to Delwinds, or a prospective target business with which Delwinds has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Delwinds’ indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act;

•        the fact that, pursuant to the Underwriting Agreement entered into by Delwinds and the IPO Underwriters, underwriting commissions of $3,021,875 (the “Deferred UW Fee”), if any, will be payable to Cantor and Cantor Underwriters will also be reimbursed for reasonable out-of-pocket costs and expenses associated with services performed in connection with the IPO. Accordingly, Cantor has an interest in Delwinds completing the Business Combination because if the Business Combination, or another initial business combination, is not consummated, the Deferred UW Fee will not be received by Cantor and these expenses will not be reimbursed;

•        On February 23, 2022, Delwinds issued a promissory note in the principal amount of up to $2,000,000 to the Sponsor (the “Sponsor February Promissory Note”) for working capital expenses. As of July 6, 2022, Delwinds had drawn down $560,000 under the Sponsor February Promissory Note;

•        the fact that, if the Business Combination or another initial business combination is not consummated, the Sponsor February Promissory Note, which note may be repaid in cash or, at the election of the Sponsor, in the form of units of Delwinds (the “Conversion Units”) with terms equivalent to the terms of outstanding Private Units, at the closing of the Business Combination, may not be repaid to Sponsor, in whole or in part and persons or entities that provided the funds made available to Delwinds for working capital purposes in connection with the Sponsor February Promissory Note will not be repaid the amounts that they contributed for this purpose;

•        the fact that, if the Business Combination is not consummated, the Subscription Investors, which are comprised of Andrew J. Poole, Delwinds’ Chairman and Chief Executive Officer, and Gray Insurance, which is affiliated with the Sponsor and of which Delwinds director Michael Gray, is principal executive and President, will not be obligated and will not purchase shares of Class A Common Stock pursuant to the terms and conditions of the Support Subscription Agreements, in spite of time and expense that they may have devoted to negotiating and entering into such arrangements;

•        the fact that, if the Business Combination is not consummated, The Gray Insurance Company, which is affiliated with the Sponsor and of certain directors and officers of Delwinds, will remain invested in FOXO and such investment may be illiquid or may not provide a positive rate of return to The Gray Insurance Company; and

•        the fact that Andrew J. Poole is an anticipated nominee to the Combined Company Board and, as such, after the proposed Business Combination is consummated, Mr. Poole will in the future receive any cash fees, stock options or stock awards that the Combined Company Board determines to pay to its directors.

Voting Your Shares

Each share of Delwinds common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your shares of Delwinds common stock at the Delwinds Special Meeting:

1.      Vote by Internet.

•        Before the meeting: Go online to [    ]. Use the Internet to transmit your voting instructions and for electronic delivery information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Delwinds common stock.

•        During the meeting: Go online to [    ]. You will be able to attend the Delwinds Special Meeting online and vote your shares electronically until voting is closed. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Delwinds common stock.

2.      Vote by mail.    Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States). By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Delwinds Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Delwinds Special Meeting so that your shares will be voted if you are unable to attend the Delwinds Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Delwinds Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Delwinds common stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Proposals. Votes submitted by mail must be received by [            ], 2022 on [            ], 2022.

3.      Vote by telephone.    You may vote by proxy by calling and following the instructions on the proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Delwinds common stock.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change your vote or revoke your proxy at any time before it is exercised at the Delwinds Special Meeting by doing any one of the following:

•        submitting a valid, later-dated proxy card or voting instructions via the Internet or by telephone before 11:59 p.m., Eastern Time, on the calendar day immediately preceding the Delwinds Special Meeting, or by mail that is received prior to the Delwinds Special Meeting;

•        sending a written revocation of a proxy to Delwinds’ secretary at One City Centre, 1021 Main Street, Suite 1960 Houston, Texas 77002, that bears a date later than the date of the proxy you want to revoke and is received prior to the date of the Delwinds Special Meeting; or

•        attending the Delwinds Special Meeting (or, if the special meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person online, which automatically will cancel any proxy previously given, or revoking your proxy in person online, but your attendance alone will not revoke any proxy previously given.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Delwinds common stock, you may call Saratoga Proxy Consulting, LLC Delwinds’ proxy solicitor, at (888) 368-0379 or by email info@saratogaproxy.com. No Additional Matters May Be Presented at the Delwinds Special Meeting.

The Delwinds Special Meeting has been called only to consider the approval of the NTA Proposal, the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Incentive Plan Proposal, the Management Contingent Share Plan Proposal, the Insider Letter Amendment Proposal, the NYSE Proposal, the Director Election Proposal and, if presented at the Delwinds special meeting, the Adjournment Proposal. Under Delwinds’ bylaws, other than procedural matters incident to the conduct of the Delwinds Special Meeting, no other matters may be considered at the Delwinds Special Meeting if they are not included in this joint proxy statement/consent solicitation/prospectus, which serves as the notice of the Delwinds Special Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this joint proxy statement/consent solicitation statement/prospectus and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay Delwinds’ franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $111.0 million on July 6, 2022, the estimated per share redemption price would have been approximately $10.035. A public stockholder, together with any of such stockholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such stockholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the shares of Delwinds common stock included in the units of Delwinds sold in the IPO (including overallotment securities sold to Delwinds’ underwriters after the IPO).

In order to exercise your redemption rights, you must:

•        prior to 5:00 p.m. Eastern time on [            ], 2022 (two (2) business days before the Delwinds Special Meeting), tender your shares physically or electronically using The Depository Trust Company’s Deposit Withdrawal At Custodian (DWAC) system and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, Delwinds’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

•        In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Delwinds common stock; and

•        deliver your Public Shares either physically or electronically through DTC to Delwinds’ transfer agent at least two (2) business days before the Delwinds Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Delwinds’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Delwinds does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Delwinds’ consent, until the consummation of the Business Combination, or such other date as determined by the Delwinds Board. If you delivered your shares for redemption to Delwinds’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Delwinds’ transfer agent return the shares (physically or electronically). You may make such request by contacting Delwinds’ transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Delwinds common stock as they may receive higher proceeds from the sale of their shares of Delwinds common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Delwinds common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Delwinds common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Delwinds common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Delwinds otherwise does not consummate an initial business combination by September 15, 2022 (as such deadline may be extended by amendment to Delwinds’ organizational documents), Delwinds will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the Warrants will expire worthless.

Appraisal Rights

Delwinds stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

Delwinds is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Delwinds and its directors, officers and employees may also solicit proxies in person. Delwinds will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Delwinds will bear the cost of the solicitation.

Delwinds has hired Saratoga Proxy Consulting to assist in the proxy solicitation process. Delwinds will pay that firm a fee of $30,000, plus disbursements.

Delwinds will ask banks, brokers and other institutions, nominees and fiduciaries (“other nominees”) to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Delwinds will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Delwinds Special Meeting, Delwinds’ initial stockholders, directors or officers or FOXO and/or their respective affiliates, during a period when they are not then aware of any material nonpublic information regarding Delwinds or Delwinds’ Securities, may purchase units, Class A common stock, or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Delwinds Special Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this joint proxy statement/consent solicitation statement/prospectus, none of Delwinds’ initial stockholders, directors or officers has any plans to make any such purchases. Delwinds will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Entering into any such incentive arrangements may have a depressive effect on outstanding Delwinds common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Delwinds Special Meeting.

The existence of financial and personal interests of Delwinds’ directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Delwinds and its stockholders and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the Proposals. See the sections entitled “Risk Factors,” “The Business Combination Proposal (Proposal 2) — Interests of Delwinds’ Initial Stockholders, Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

THE NTA PROPOSAL (PROPOSAL 1)

General

As discussed elsewhere in this joint proxy statement/consent solicitation statement/prospectus, Delwinds is asking its stockholders to approve the NTA Proposal. The NTA Proposal is conditioned upon the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the NTA Proposal will have no effect, even if approved by Delwinds stockholders. If the NTA Proposal and the Business Combination Proposal are approved at the Delwinds Special Meeting, the following amendments will be made to the Current Charter, which shall be effective, if adopted and implemented by Delwinds, prior to the consummation of the proposed Business Combination:

(a)     Section 9.2(a) of the Current Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)     The following language shall be removed from Section 9.7 of the Current Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Reasons for the Amendments

Delwinds stockholders are being asked to adopt the proposed amendments to the Current Charter prior to the Closing, which, in the judgment of the Delwinds Board, may facilitate the consummation of the Business Combination. The Current Charter limits Delwinds’ ability to consummate an initial business combination, or to redeem shares of Delwinds Class A common stock in connection with an initial business combination, if it would cause Delwinds to have less than $5,000,001 in net tangible assets. The purpose of such limitation was initially to ensure that the Delwinds Class A common stock is not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Delwinds Class A common stock and the Combined Company’s common stock would not be deemed to be a “penny stock” as such securities are listed on a national securities exchange, Delwinds is presenting the NTA Proposal to facilitate the consummation of the Business Combination. If the NTA Proposal is not approved and there are significant requests for redemption such that Delwinds’ net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, the Current Charter would prevent Delwinds from being able to consummate the Business Combination even if all other conditions to Closing are met. If the Business Combination is consummated, then the Current Charter, as amended by the NTA Amendments, will be replaced in its entirety by the Proposed Charter upon the Closing of the Business Combination and all of the references in this joint proxy statement/consent solicitation statement/prospectus to the “Current Charter” shall be deemed to mean the Current Charter as amended by amendments the contained in this NTA Proposal.

Vote Required

The approval of the NTA Proposal requires the affirmative vote of sixty-five percent (65%) of the issued and outstanding shares of Delwinds common stock as of the Record Date. Accordingly, a Delwinds stockholder’s failure to vote by proxy or to vote in person online at the Delwinds Special Meeting or an abstention will have the same effect as a vote “AGAINST” the NTA Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

RESOLVED, that the following amendments to the Current Charter shall be adopted:

(a)     Section 9.2(a) of the Current Charter shall be deleted in its entirety and replaced with the following language: “Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

(b)    Section 9.2(e) of the Current Charter shall be deleted in its entirety and replaced with the following language: “If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

(c)     The following language shall be removed from Section 9.7 of the Current Charter: “provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

Recommendation of the Delwinds Board

DELWINDS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE “FOR” THE NTA PROPOSAL.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 2)

General

Holders of Delwinds common stock are being asked to approve and adopt the Merger Agreement and the Business Combination. Delwinds stockholders should read carefully this joint proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this joint proxy statement/consent solicitation statement/prospectus. Please see the section titled “— The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because Delwinds is holding a stockholder vote on the Business Combination, Delwinds may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting.

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement is attached as Annex A hereto, which is incorporated herein by reference. Delwinds stockholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 2: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Delwinds does not believe that the disclosure schedules contain information that is material to an investment decision.

On February 24, 2022, Delwinds entered into the Merger Agreement with FOXO, Merger Sub and the Purchaser Representative, which was subsequently amended on April 26, 2022 and July 6, 2022.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the Closing of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), and following consummation of the Financing, Merger Sub will merge with and into FOXO, with FOXO continuing as the surviving entity and wholly-owned subsidiary of Delwinds, and with each FOXO security holder receiving newly-issued the Combined Company securities, including, as applicable, shares of Class A Common Stock, shares of Class V Common Stock and/or securities convertible into or exchangeable for Class A Common Stock, as further described below.

At the Closing, holders of shares of FOXO Class B common stock, which have ten votes per share, will receive shares of newly-issued Class V Common Stock, which will also have ten votes per share on matters brought to a vote of stockholders of the Combined Company; holders of FOXO Class A common stock, which have one vote per share, will receive shares of Delwinds Class A common stock, which also have one vote per share. Upon the Closing, all of the outstanding shares of Delwinds Class B common stock will convert automatically into shares of Delwinds Class A common stock in accordance with the terms of Delwinds’ organizational documents.

The total consideration to be delivered by Delwinds to FOXO securityholders at the Closing will have an aggregate value equal to (i) $300,000,000, minus (ii) the amount FOXO indebtedness as of the date of the Closing (the “Closing Date”), excluding any indebtedness converted into FOXO shares in accordance with the terms of the Merger Agreement), minus (iii) the amount of Excess Transaction Expenses, if any, minus (iv) the amount equal to the Management Contingent Shares multiplied by the Redemption Price (the “Merger Consideration”), payable, in the case of FOXO Stockholders, in shares of Delwinds common stock, with holders of FOXO Class B common stock receiving Class V Common Stock for such shares of FOXO Class B common stock and all other holders of FOXO stock receiving Class A Common Stock in consideration for their shares of FOXO Class A common stock.

The portion of the Merger Consideration deliverable to the FOXO Stockholders (the “Stockholder Merger Consideration”) will be allocated among the FOXO Stockholders pro rata after giving effect to the required conversion of all of the outstanding shares of FOXO preferred stock and FOXO convertible debt into shares of FOXO common stock in accordance with FOXO Preferred Stock and Convertible Debt Exchange described in the Merger Agreement.

Options to purchase FOXO common stock issued pursuant to FOXO’s 2020 Equity Incentive Plan that are not exercised prior to the Closing will be assumed by Delwinds and converted into options to purchase shares of Delwinds Class A common stock, in each case subject to the terms and conditions set forth in the Incentive Plan to be presented to Delwinds stockholders for approval prior to the Closing and subject to adjustment in accordance with the terms of the Merger Agreement. Each warrant exercisable for FOXO common stock that is not exercised prior to the Closing will be assumed by Delwinds and automatically converted into warrants exercisable for shares of Delwinds Class A common stock, in each case subject to the equivalent terms and conditions as the warrant exercisable for FOXO common stock, subject to adjustment in accordance with the terms of the Merger Agreement.

At the Closing, 9,200,000 shares (the “Management Contingent Shares”) of Delwinds Class A common stock will be issued to certain members of FOXO management and certain strategic partners of FOXO and its subsidiaries pursuant to the terms of a Management Contingent Share Plan (the “Management Contingent Share Plan”), subject to the adoption and approval of the Management Contingent Share Plan by the Delwinds stockholders prior to the Closing. The Management Contingent Shares will be restricted shares, subject to forfeiture based upon the achievement by the Combined Company of certain milestones set forth in the Management Contingent Share Plan, as well as limitations on transfer and other restrictions, including service-based requirements to the extent applicable.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by each of FOXO and Delwinds as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents relating to the Merger Agreement to which such person or entity is a party or bound or to perform the obligations of such person or entity thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the Interim Period, including (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of certain specified financial statements by FOXO to Delwinds; (iv) Delwinds’ public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality. During the Interim Period, Delwinds will use commercially reasonable efforts to satisfy the conditions of the Support Subscription Agreements with Subscription Investors and Delwinds may, but is not obligated to, enter into additional financing agreements with investors on such terms as Delwinds and FOXO shall reasonably agree (with FOXO’s agreement thereto not to be unreasonably withheld, conditioned or delayed) and, if requested by Delwinds, FOXO shall, and shall cause its Representatives to, reasonably cooperate with Delwinds in connection with such additional Support Subscription Agreements (including having FOXO’s senior management participate in any investor meetings and roadshows as reasonably requested by Delwinds). The Merger Agreement also contains certain customary post-Closing covenants regarding (a) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (b) use of Trust Account proceeds. In addition, FOXO agreed to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, Ancillary Documents and the Transaction, and agreed to enforce the Voting Agreements in connection therewith.

Registration Statement on Form S-4

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Delwinds (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the registration under the Securities Act of the shares of Delwinds Class A common stock to be issued under the Merger Agreement as the Merger Consideration. The Registration Statement also will contain the Delwinds proxy statement to solicit proxies from Delwinds stockholders to approve, among other things, (i) the Merger Agreement and the Transaction, including the Merger and the issuance of Delwinds securities in connection with the Transaction and the Support Subscription Agreements;; (ii) the amendment of the Delwinds Certificate of Incorporation to, among other things, change the name of Delwinds to FOXO Technologies Inc. and to provide for the size and structure of the Delwinds Board, to be effective at Closing; (iii) the adoption of the Management Contingent Share Plan, pursuant to which Delwinds may issue shares of Delwinds Class A common stock pursuant to the terms and conditions thereof; (iv) the adoption the Incentive Plan, which will provide for awards for a number of shares of Delwinds Class A common stock pursuant to the terms and conditions thereof; (v) the election of the members of the Combined Company Board; and (vi) the amendment of the Insider Letter Agreement, dated as of December 10, 2020, by and between Delwinds and the Sponsor to reduce the duration of transfer restrictions applicable to of Founder Shares thereunder to match the period in the Lock-Up Agreement that was signed by certain FOXO securityholders at the time of the Merger Agreement as described below.

Directors and Officers of the Combined Company

As promptly as practicable after the date of the Merger Agreement, the parties will take all necessary action to designate and nominate to Delwinds’ board of directors not less than seven directors, at least a majority of whom shall be required to qualify as independent directors under the NYSE rules. Upon the Closing, the board of directors is expected to include Bret Barnes, PhD and Murdoc Khaleghi, M.D., each a member of the FOXO Board, together with FOXO founder and Chief Executive Officer Jon Sabes and Delwinds Chairman and Chief Executive Officer Andrew J. Poole. The parties further agreed to take commercially reasonable actions so that the individuals serving as the chief executive officer and chief financial officer of FOXO immediately after the Closing will be the same individuals (in the same office) as that of FOXO immediately prior to the Closing (unless, at its sole discretion, FOXO desires to appoint another qualified person to either such role, in which case, such other person identified by FOXO will serve in such role).

Prior to the Closing, Delwinds and certain key employees of FOXO will enter into employment agreements effective as of the Closing, in form and substance reasonably acceptable to Delwinds and FOXO.

No Solicitation of Acquisition Proposals

Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information.

Conduct of FOXO and Delwinds Pending Closing

Under the Merger Agreement, during the Interim Period, FOXO has agreed, except as expressly contemplated by other provisions of the Merger Agreement, or as set forth in disclosure schedules, required by applicable law, or unless Delwinds otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), to, and to cause each of its subsidiaries to, in all material respects conduct its business in the ordinary course and in material compliance with law and to in all material respects use commercially reasonable efforts necessary or appropriate to maintain its business and organization, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

•        amend, waive or otherwise change, in any respect, its organizational documents, except as required by applicable law;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, except for certain exceptions as contemplated by the Merger Agreement, or engage in any hedging transaction with a third Person with respect to such securities;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any indebtedness, liability or obligation of any person in excess of $200,000 individually or $500,000 in the aggregate, provided that FOXO may enter into and consummate additional 2022 Bridge Debentures through the 2022 Bridge Financing End Date;

•        increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any FOXO Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any FOXO Benefit Plans or in the ordinary course of business consistent with past practice;

•        make or rescind any material election relating to taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to material taxes, file any amended tax return or claim for refund, or make any material change in its method of tax accounting, in each case except as required by applicable law or in compliance with GAAP (or SAP, in the case of FOXO LIFE);

•        transfer or license to any person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material FOXO registered intellectual property, FOXO licensed intellectual property or other FOXO intellectual property (excluding non-exclusive licenses of FOXO IP to customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

•        terminate, waive or assign any material right under any FOXO material contract or enter into any contract that would be a FOXO material contract, in any case outside of the ordinary course of business consistent with past practice;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any subsidiary that is not directly or indirectly wholly-owned by FOXO or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP (or SAP, with respect to FOXO LIFE) and after consulting with the FOXO’ outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by FOXO, its subsidiaries or its Affiliates) not in excess of $200,000 individually or $500,000 in the aggregate;

•        close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

•        make capital expenditures in excess of $200,000 individually for any project (or set of related projects) or $500,000 in the aggregate other than in the ordinary course of business;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a FOXO material contract or FOXO Benefit Plan or otherwise in the ordinary course of business;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of FOXO;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Merger Agreement;

•        accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•        authorize or agree to do any of the foregoing actions.

Additionally, under the Merger Agreement, during the Interim Period, Delwinds has agreed, except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless FOXO otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), to, and to cause each of its subsidiaries to, conduct its business in the ordinary course and in material compliance with law and to use commercially reasonable efforts to maintain its business and organization and existing relationships intact, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto):

•        amend, waive or otherwise change, in any respect, its organizational documents except as required by applicable law or as approved by Delwinds stockholders in accordance with Delwinds’ organizational documents;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that Delwinds may issue up to an aggregate of 1,000,000 shares of Delwinds Class A common stock pursuant to the Support Subscription Agreements and may issue other securities pursuant to the terms of any additional Support Subscription Agreements, as applicable;

•        split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that Delwinds shall not be prevented from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including the financing transactions and any Extension Expenses);

•        make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

•        amend, waive or otherwise change the Trust Agreement in any manner adverse to the Delwinds;

•        terminate, waive or assign any material right under any Delwinds material contract or enter into any Contract that would be a Delwinds material contract, in any case outside of the ordinary course of business consistent with past practice;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

•        establish any Subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

•        revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Delwinds’ outside auditors;

•        waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Delwinds or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Delwinds financials;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

•        make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

•        voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of the Merger Agreement during the Interim Period;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

•        enter into any agreement, understanding or arrangement with respect to the voting of Delwinds securities;

•        take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

•        authorize or agree to do any of the foregoing actions.

During the period prior to the Closing, each party has agreed to use its commercially reasonable efforts to obtain all applicable Consents of any Governmental Authority and to cooperate with regard to certain insurance regulatory matters. During the Interim Period, each party will file all required information or reports with, and seek any Consents as may be determined to be necessary from, Arkansas Insurance Department in connection with the Transaction and FOXO will take certain actions required to satisfy Arkansas insurance regulatory requirements applicable to its FOXO LIFE subsidiary.

Conditions to Closing

The Merger Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the stockholders of Delwinds and FOXO; (ii) approvals of, or completion of any filings required to be made with, any governmental authorities (including, without limitation, as applicable, the Arkansas Insurance Department) (“Regulatory Approvals”) and completion of any antitrust expiration periods, in each case, as applicable; (iii) no law or order preventing the Transaction; (iv) the Registration Statement having been declared effective by the SEC; (v) approval of the Delwinds Class A common stock for listing on NYSE; (vi) the seven members of the post-Closing Delwinds Board shall have been elected or appointed as of the Closing consistent with the requirements of the Merger Agreement.

In addition, unless waived by FOXO, the obligations of FOXO to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Delwinds of customary certificates and other Closing deliverables: (i) the representations and warranties of Delwinds being true and correct as of the date of the Merger Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) Delwinds having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to Delwinds since the date of the Merger Agreement which is continuing and uncured; (iv) Delwinds having filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Unless waived by Delwinds, the obligations of Delwinds and Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by FOXO of customary certificates and other Closing deliverables: (i) the representations and warranties of FOXO being true and correct as of the date of the Merger Agreement and the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (ii) FOXO having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to FOXO and its subsidiaries since the date of the Merger Agreement which is continuing and uncured; and (iv) the execution of the Lock-Up Agreements, Employment Agreements, and Non-Competition Agreements being in full force and effect as required under the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Delwinds and FOXO; (ii) by either Delwinds or FOXO if any of the conditions to Closing have not been satisfied or waived by the five (5) month anniversary of the date of the Merger Agreement (the “Original Outside Date,” as such date may be extended pursuant to (A) or (B) below, the “Outside Date”) (provided that, if (A) Delwinds obtains an extension of the period of time in which it is required to complete an initial business combination, Delwinds may extend the Outside Date for additional periods equal to the shortest of (I) five (5) additional months in the aggregate, (II) the period ending on the last date for Delwinds to consummate a business combination pursuant to the latest of any such extensions; (iii) by either Delwinds or FOXO if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Delwinds or FOXO in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by Delwinds if there has been a Material Adverse Effect on FOXO and its subsidiaries following the date of the Merger Agreement that is uncured and continuing; (vi) by either Delwinds or FOXO if the stockholders of Delwinds do not approve the Merger Agreement and the Transaction at special meeting held by Delwinds; and (vii) by either Delwinds or FOXO if FOXO holds a general meeting or special meeting of stockholders, as applicable, to approve the Merger Agreement and the Transaction and such approval is not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto except for liability for actual fraud (as defined under Delaware corporate law) or for willful breach of the Merger Agreement prior to termination. The Merger Agreement does not provide for any termination fees, however Delwinds and FOXO agreed to each be responsible for fifty percent (50%) of any filing fees and expenses under any applicable antitrust laws.

Trust Account Waiver

FOXO agreed on behalf of itself and its affiliates that neither it nor its affiliates will have any right, title, interest of any kind in or to any monies in Delwinds’ Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom) other than in connection with the Closing.

Purchaser Representative

The Sponsor is serving as the Purchaser Representative under the Merger Agreement, and in such capacity will represent the interests of Delwinds stockholders after the Closing (other than the FOXO security holders) with respect to certain post-Closing matters under the Merger Agreement and ancillary documents.

Governing Law

The Merger Agreement is governed by the laws of the State of New York and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of New York (and any appellate courts thereof).

Amendment

On April 26, 2022, Delwinds, FOXO and the Purchaser Representative entered into an amendment (the “Amendment”) to the Merger Agreement. The Amendment amended the definition of “2022 Bridge Financing End Date” in the Merger Agreement, to provide an extension to the end date of the 2022 Bridge Financing by extending the end date to the “Outside Date,” as defined in the Merger Agreement. The “Outside Date” is defined in the Section 7.1(a) of the Merger Agreement and is originally established as the five (5) month anniversary of the date of the Merger Agreement, or July 24, 2022, subject to extensions under the terms and conditions set forth in the Merger Agreement.

Amendment No. 2

On July 6, 2022, Delwinds, FOXO and the Purchaser Representative entered into a second amendment (“Amendment No. 2”) to the Merger Agreement, pursuant to which the number of shares of Purchase Class A Common Stock to be issued as Merger Consideration to certain members of FOXO’s management and certain strategic partners of FOXO at the Closing under the Management Contingent Plan was reduced from ten million (10,000,000) shares to nine million two hundred thousand (9,200,000) shares. In addition, the parties agreed that FOXO will be permitted to issue additional shares of FOXO Class A Common Stock to an existing stockholder of FOXO as consideration for certain services. Amendment No. 2 will have no effect on the aggregate amount to be paid by Delwinds for FOXO.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Delwinds stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting and Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Delwinds and FOXO have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of FOXO required to approve the Transactions. Under the Voting Agreements, each FOXO stockholder party thereto agreed to vote all of such stockholder’s shares of FOXO in favor of the Merger Agreement and the Transaction and the other matters to be submitted to the FOXO Stockholders for approval in connection with the Transaction and each FOXO Security Holder party thereto has agreed to take (or not take, as applicable) certain other actions in support of the Merger Agreement and the Transaction, in each case in the manner and subject to the conditions set forth in the Voting Agreements, and, in the case of the FOXO Stockholders, to provide a proxy to Delwinds to vote such FOXO shares accordingly (subject to the condition that the Registration Statement has been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the FOXO shares held by the FOXO Stockholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain stockholders of FOXO entered into Lock-Up Agreements with Delwinds. Pursuant to the Lock-Up Agreements, each FOXO stockholder party thereto agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the 1-year anniversary of the Closing or, if the lock-up period applicable to the Founder Shares is amended in accordance with the Insider Letter Amendment Proposal, upon approval thereof by Delwinds stockholders, 180 days after the Closing (subject to early release if FOXO consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Delwinds restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Delwinds restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Delwinds restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

Additionally, prior to the Closing, the existing lock-up agreements between FOXO and holders of 2021 Bridge Debentures (which debentures, at the Closing, will automatically convert into shares of FOXO Class A Common Stock exchangeable for Delwinds shares in connection with the Business Combination), which lock-up agreements restrict sales of such securities (including Delwinds shares issuable upon exercise of Assumed Warrants to be issued to holders of 2021 Bridge Warrants in connection with the Business Combination) into the market pursuant to Rule 144 or pursuant to a then effective registration statement within a six month period after the Closing, shall be amended to join Delwinds and Purchaser Representative as parties thereto.

Non-Competition Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain FOXO executive officers entered into Non-Competition Agreements in favor of FOXO and Delwinds and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the FOXO executive officers signatory thereto agree not to compete with Delwinds, FOXO and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period and not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

Financing Agreements

Simultaneously with the execution and delivery of the Merger Agreement, Delwinds entered into the Cantor Agreement with the Cantor Investor. Pursuant to the Cantor Agreement, the Combined Company has the right, after the Closing from time to time, to sell to the Cantor Investor up to $40 million in shares of Delwinds Class A common stock subject to certain limitations and conditions set forth in the Cantor Agreement. Delwinds and the Cantor Investor also simultaneously entered into the Cantor RRA, pursuant to which, following the Closing, the Combined Company is obligated to file a registration statement (the “Initial Resale Registration Statement”) with the SEC to register under the Securities Act the resale by Cantor Investor of the shares of Delwinds Class A common stock that may be sold to it by the Combined Company under the Cantor Agreement and the Cantor Commitment Shares (as defined below).

Sales of the shares of Delwinds Class A common stock to the Cantor Investor under the Cantor Agreement, and the timing of any sales, will be determined by the Combined Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the Delwinds Class A common stock and determinations by the Combined Company regarding the use of proceeds of the shares of Delwinds Class A common stock. The net proceeds from any sales under the Cantor Agreement will depend on the frequency with, and prices at, which the shares of Delwinds Class A common stock are sold to the Cantor Investor.

Upon the initial satisfaction of the conditions to the Cantor Investor’s obligation to purchase the shares of Delwinds Class A common stock set forth in the Cantor Agreement (the “Commencement”), including that the Initial Resale Registration Statement is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Combined Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month anniversary of the effectiveness of the Initial Resale Registration Statement, to direct the Cantor Investor to purchase up to a specified maximum amount of shares of Delwinds Class A common stock as set forth in the Cantor Agreement by delivering written notice to the Cantor Investor prior to the commencement of trading on any trading day. The purchase price of the shares of Delwinds Class A common stock that the Combined Company elects to sell to the Cantor Investor pursuant to the Cantor Agreement will be 97% of the volume weighted average price of the Delwinds Class A common stock during the applicable purchase date on which the Combined Company has timely delivered written notice to the Cantor Investor directing it to purchase the shares of Delwinds Class A common stock under the Cantor Agreement.

The Cantor Agreement and the Cantor RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Combined Company will have the right to terminate the Cantor Agreement at any time after Commencement, at no cost or penalty, upon 10 trading days’ prior written notice. Additionally, the Cantor Investor will have the right to terminate the Cantor Agreement on the seventh trading day following the Closing if the total market capitalization of the Combined Company is less than $100 million as of such date. No termination of the Cantor Agreement will affect the registration rights provisions contained in the Cantor RRA.

In connection with the execution of the Cantor Agreement, the Combined Company will issue $1,600,000 of shares of Delwinds Class A common stock, calculated based on the closing price of the Delwinds Class A common stock on the trading day prior to delivery thereof, to the Cantor Investor as consideration for its irrevocable commitment to purchase the shares of Delwinds Class A common stock upon the terms and subject to the satisfaction of the conditions set forth in the Cantor Agreement.

Additionally, Delwinds entered into Support Subscription Agreements with Andrew J. Poole and The Gray Insurance Company (together, the “Subscription Investors”), pursuant to which, in the event that Delwinds has less than $10 million (the “Threshold Amount”) in cash and cash equivalents at the Closing, after giving effect to trust redemptions but prior to payment of expenses and liabilities due at the Closing, the Subscription Investors will subscribe for Class A common stock at a price of $10 per share in an amount equal to the Threshold Amount less the amount of cash and cash equivalents held by Delwinds at the Closing, provided that the Threshold Amount will be reduced up to a maximum of $5 million for any agreed upon reduction of the deferred underwriting fee owed to Delwinds’ underwriters from its initial public offering or satisfaction of such obligations by the issuance of stock rather than cash, or any unsecured convertible debt of Delwinds that is issued by Delwinds subject to the terms and conditions specified in the Support Subscription Agreements. As a result of the RBCCM Termination, the Threshold Amount was reduced to $5,978,125, resulting in the Subscription Investors being required to purchase up to an aggregate of 597,813 shares of Class A Common Stock for an aggregate purchase price of $5,978,125 or $10.00 per share.

Board of Directors and Management Following the Business Combination

The following persons are expected to be elected or appointed by the Delwinds Board to serve as executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management after the Business Combination — Executive Officers and Directors After the Business Combination.”

Each director will hold office until his or her term expires at the next annual meeting of stockholders in the year following the year of such director’s election or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The following table sets forth the name, age and position of each of the expected directors and executive officers of the Combined Company upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Jon Sabes	55	Chief Executive Officer, Chairman and Director
Robert Potashnick	42	Chief Financial Officer
Brian Chen, PhD	43	Chief Science Officer
Erin Sharoni	40	Chief Product Officer
Tyler Danielson	36	Chief Technology Officer
Michael Will	41	General Counsel
Non-Employee Directors
Bret Barnes	40	Director
Andrew J. Poole	41	Director
Murdoc Khaleghi	41	Director
[___]		Director
[___]		Director

Interests of Delwinds’ Initial Stockholders, Directors and Officers in the Business Combination

When you consider the recommendation of Delwinds’ board of directors in favor of approval of the Proposals, you should keep in mind that Delwinds directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination on terms less favorable to stockholders rather than liquidating Delwinds, including the aggregate amount at risk to the Delwinds’ initial stockholders, directors and officers of $6,350,000, which is the amount paid for the Founder Shares and the Private Units. These interests include, among other things, the fact that:

•        Andrew J. Poole will be Delwinds’ designee to the board of directors of the Combined Company upon the effectiveness of the Merger. As a director, in the future Mr. Poole may receive any cash fees, stock options or stock awards that the board of directors of the Combined Company determines to pay to its directors;

•        unless Delwinds consummates an initial business combination, Delwinds’ officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (as of July 6, 2022, none of Delwinds’ officers and directors have incurred any out-of-pocket expenses);

•        as a condition to the IPO, pursuant to the Insider Letter between the initial stockholders and Delwinds, the initial stockholders’ Founder Shares became subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable or salable until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of the Delwinds Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which Delwinds completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Delwinds stockholders having the right to exchange their shares of common stock for cash, securities or other property (while the Founder Shares are not the same as the Delwinds Class A common stock, are subject to certain restrictions that are not applicable to the Delwinds Class A common stock, and may become worthless if Delwinds does not complete a business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), the aggregate value of the 5,031,250 Founder Shares owned by Delwinds’ initial stockholders is estimated to be approximately $50.5 million, assuming the per share value of the Founder Shares is the same as the $10.03 closing price of the Delwinds Class A common stock on the NYSE on July 6, 2022);

•        the initial stockholders purchased an aggregate of 632,500 Private Units, each consisting of one share of Delwinds Class A common stock, and one-half of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one share of Delwinds Class A common stock for $11.50 per share, for a purchase price of $6,325,000, or $10.00 per Private Unit, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 632,500 Private Warrants held by the Sponsor is estimated to be approximately $0.1 million, assuming the per warrant value of the Private Warrants is the same as the $0.15 closing price of the Public Warrants on the NYSE on July 6, 2022);

•        the initial stockholders have agreed that the Private Warrants, and all of their underlying securities, will not be sold or transferred by it until 30 days after Delwinds has completed a business combination, subject to limited exceptions;

•        the fact that Sponsor paid an aggregate of $25,000 for its Founder Shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that the initial stockholders have agreed not to redeem any of their Founder Shares in connection with a stockholder vote to approve a proposed initial business combination;

•        if Delwinds does not complete an initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), a portion of the proceeds from the sale of the Private Units will be included in the liquidating distribution to Delwinds’ public stockholders and the Private Warrants will expire worthless; and

•        if the Trust Account is liquidated, including in the event Delwinds is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Delwinds, if and to the extent any claims by a third party for services rendered or products sold to Delwinds, or a prospective target business with which Delwinds has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable from interest, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Delwinds’ indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

Interests of FOXO’s Directors and Officers in the Business Combination

When FOXO security holders and other interested persons consider the recommendation of FOXO’s board of directors in favor of approval of the Business Combination, such persons should keep in mind that the directors and executive officers of FOXO may have interests in the Business Combination and other proposals that may be different from, or in addition to, those of FOXO security holders generally. These interests include, among other things:

•        that Jon Sabes, Chief Executive Officer, and member of the board of directors, of FOXO is expected to serve as a member of the board of directors, and the Chief Executive Officer, of the Combined Company after consummation of the Business Combination and will, immediately after the Closing, directly or indirectly through FOXO Management, hold and control all of the outstanding shares of Class V Common Stock of the Combined Company;

•        that Bret Barnes and Murdoc Khaleghi, each of whom currently serves on the FOXO Board, are expected to be directors of the Combined Company after consummation of the Business Combination and, in their capacity as such, shall become entitled to any cash fees, stock options or stock awards that the Combined Company Board determines to pay its directors;

•        Robert Potashnick, the current Chief Financial Officer of FOXO, Brian Chen, PhD, the current Chief Science Officer of FOXO, Erin Sharoni, the current Chief Product Officer of FOXO, Tyler Danielson, the current Chief Technology Officer of FOXO, and Michael Will, the current General Counsel of FOXO, are expected to serve as officers of the Combined Company in the same respective role they currently hold with regard to FOXO;

•        that certain of FOXO’s executive officers intend to enter into employment arrangements that are expected to become effective in connection with the Business Combination as further described in the section entitled “Executive Compensation of FOXO — Employment Agreements with Our Named Executive Officers” of this joint proxy statement/consent solicitation statement/prospectus;

•        that, upon consummation of the Business Combination, and subject to approval of the Management Contingent Share Plan Proposal, FOXO’s executive officers are expected to receive Management Contingent Shares pursuant to the Management Contingent Share Plan at the Closing, which will be subject to the restrictions and contingent forfeiture terms included in Management Contingent Share Plan Proposal Terms;

•        that, upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, FOXO’s executive officers are expected to receive grants of stock options and restricted stock units under the Incentive Plan from time to time; and

•        that, in connection with the Extension Amendment, on June 6, 2022, FOXO agreed to provide Delwinds with the Extension Loan in an aggregate principal amount of up to $1,159,995.69 to be deposited into the Trust Account for each Public Share that was not redeemed in connection with the extension of Delwinds’ termination date for each month past June 15, 2022 until September 15, 2022, which may be drawn down in three equal amounts of $386,665.23 per withdrawal, between the 15th and 22nd of each of June, July and August 2022. A sum of $386,665.23 was promptly drawn down on the Extension Loan and deposited into the Trust Account to cover the first month of the extension. If the Business Combination is not consummated, Delwinds is not obligated to repay the Extension Loan and any funds loaned thereunder will not be recovered by FOXO.

FOXO’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and the Merger Agreement.

Ownership of the Combined Company after the Business Combination

Upon consummation of the Business Combination (assuming, among other things, that no Public Stockholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) Delwinds’ public stockholders are expected to own approximately 26.5% of the outstanding Combined Company common stock (and 21.1% of the voting power of the Combined Company common stock), (ii) the Sponsor and initial stockholders are expected to own approximately 13.6% of the outstanding Combined Company common stock (and 10.8% of the voting power of the Combined Company common stock), (iii) the FOXO Stockholders (without taking into account any public shares held by FOXO Stockholders prior to the consummation of the Business Combination) are expected to own approximately 59.5% of the Combined Company common stock (and 67.8% of the voting power of the Combined Company common stock), and (iv) at the Closing, the Cantor Commitment Fee is satisfied by the issuance of 160,000 shares of Class A Common Stock.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) 9,200,000 Management Contingent Shares are issued to members of Combined Company management, (ii) no additional Public Stockholders exercise their redemption rights in connection with the Business Combination, (iii) 13,306,655 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock are issued to former stockholders of FOXO in accordance with the Merger Agreement, (iv) no Class A Common Stock is purchased pursuant to the Support Subscription Agreements, and (v) no awards are issued under the Incentive Plan. If actual facts are different from these assumptions, the percentage ownership retained by the Delwinds stockholders and FOXO stockholders in the Combined Company, and associated voting power, will be different.

Following the Business Combination, the Combined Company will have two classes of authorized common stock: Class A Common Stock and Class V Common Stock. The rights of the holders of these two classes of common stock will be identical, except with respect to voting and conversion rights. Each share of Class A Common Stock will be entitled to one vote at all meetings of stockholders of the Combined Company. Each share of Class V Common Stock will be entitled to 10 votes and will be convertible into one share of Class A Common Stock, which conversion may be adjusted in the event of matters described in the Proposed Charter. The Class A Common Stock is registered hereunder and is expected to be listed on the NYSE (as described below), and the Class V Common Stock, which will be issued in a private placement to the holder of FOXO’s Class B common stock, will not be listed on an exchange and will be subject to registration rights upon conversion to Class A Common Stock. See “— Registration Rights of Class V Common Stock” for more information.

Certificate of Incorporation; Bylaws

Pursuant to the Merger Agreement, upon the Closing, the Current Charter will be amended and restated in accordance with the Proposed Charter. See “The Charter Proposal (Proposal 3).” We currently also expect that upon the Closing, Delwinds’ bylaws will be amended and restated promptly to:

•        reflect necessary changes and to be consistent with the Proposed Charter; and

•        make certain other changes that our board of directors deems appropriate for a public operating company.

Name and Headquarters of the Combined Company

The name of the Combined Company will be FOXO Technologies Inc. and its headquarters will be located at 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402.

Background of the Business Combination

Delwinds is a blank check company formed as a Delaware corporation on April 27, 2020, for the purpose of effecting an initial business combination. Prior to entering into the Merger Agreement, Delwinds conducted a thorough search for a potential business combination transaction drawing upon, among other things, the extensive network and experience of Delwinds’ management team, board of directors and advisors. While Delwinds focused principally on potential business combination targets in the insurance, insurance technology and insurance-related industries, Delwinds also considered companies in other industries, including healthcare and healthcare technology. The terms of the proposed Business Combination with FOXO were the result of thorough negotiations between, respectively, representatives of Delwinds and FOXO, as further described below.

Prior to the consummation of the IPO, neither Delwinds, nor anyone on its behalf, had substantive discussions, formal or otherwise, with respect to a proposed transaction with FOXO, or any other business combination target. The following is a brief description of the background of the negotiations, the Business Combination and related transactions.

As a condition to the IPO, in accordance with the terms of the Underwriting Agreement, the Sponsor, the Insiders and Delwinds entered into the Insider Letter on December 10, 2020, pursuant to which the Sponsor and each Insider agreed to vote all shares of Delwinds capital stock owned by such holder in favor any proposed business combination presented to Delwinds stockholders for approval and not to redeem any shares of Delwinds common stock owned by them in connection with such stockholder approval.

From the date of its IPO through the date of the execution of the Merger Agreement, Delwinds’ management and the Delwinds Board evaluated and considered numerous potential target companies as candidates for a possible business combination transaction. Most of the targets that Delwinds considered were located in the United States. Due to the effects of the COVID-19 pandemic and related restrictions on travel and reduced numbers of “on-site” workforces, on-site visits were de-prioritized in favor of virtual contact and a heavier reliance on databases and target information available off-site.

During its search for a potential business combination target, Delwinds kept an evolving list of high priority potential targets, which was revised and supplemented from time to time based on evolving information and market factors. The list was updated as new potential targets were identified and evaluated. This list of potential opportunities was periodically shared with, and reviewed in detail by, the Delwinds Board.

During such period, Delwinds and its representatives:

•        identified and evaluated over 350 potential acquisition target companies;

•        participated in in-person or telephonic discussions with representatives of more than 50 potential acquisition targets; and

•        signed more than 15 non-disclosure agreements and provided initial non-binding indications of interest (formally in writing and non-formally) to representatives of approximately six potential acquisition targets (other than FOXO).

Delwinds reviewed potential acquisition opportunities based on criteria that were the same or similar to the criteria that the Delwinds Board used in evaluating the potential Business Combination with FOXO (as discussed below) which included, among other criteria, leadership and innovation in the insurance industry (or other market or industry in which such targets operate); where applicable, insurance underwriting capabilities and relationships with insurance underwriters; and potential for revenues and earnings growth; and ability to offer competitive advantages to customers and business partners.

Description of negotiation process with candidates other than FOXO

Following the completion of the IPO, representatives of Delwinds engaged in extensive discussions with a number of financial advisors, consulting firms and companies, mostly based in the United States, with respect to potential acquisition opportunities. Management remained primarily focused on Delwinds’ search with targets operating principally in the insurance, insurance technology and insurance-related industries. Candidates A-E, as described below, constitute parties with which Delwinds had substantive discussions including an expression of value.

On January 22, 2021, Andrew J. Poole, the Chairman and CEO of Delwinds, was introduced over email to the founder and CEO of Company A, a managing general agent and insurance technology company focused on personal insurance policies with operations principally in the West Coast of the United States, through an industry participant. Mr. Poole conducted an introductory video conference call with the founder and CEO of Company A to discuss in detail the history and current financial and operating profile of the business as well as the possibility of engaging in a possible business combination transaction. On January 28, 2021, Delwinds and Company A entered into a non-disclosure agreement (an “NDA”). Between January 28 and February 9, 2021, Delwinds and its representatives communicated with Company A’s CEO and CFO via video conference. During this time, Delwinds received and accessed Company A operational data and financial models. On February 14, 2021, Delwinds presented to Company A an initial comparable analysis between Company A and other current public companies and following further financial diligence, on March 4, Delwinds presented an initial “pre-money” valuation range to Company A that included public and private comparables. Additionally, Delwinds decided to analyze a possible business combination involving Delwinds, Company A and Company B, described below.

On March 13, 2021 Delwinds held a video conference call with Company B, a managing general agent and insurance technology company headquartered on the East Coast of the United States, and Company B’s financial advisors and control investors to discuss Company B’s business operations and the possibility of a business combination transaction with Delwinds that might also include another operating company. On March 19, 2021, Delwinds and Company B entered into an NDA. On April 6, 2021, Delwinds commenced due diligence on Company B’s technology and systems. On April 8, 2021, Delwinds introduced Company A to the founder and co-CEO of Company B and Company B’s financial advisor and on April 16, 2021, Delwinds and Company B held a diligence video conference call for Company B to provide Delwinds more information related to valuation. On April 20, 2021, a tri-party NDA was executed between Delwinds, Company A and Company B and Delwinds continued to conduct due diligence on Company B. On May 8, 2021, Delwinds presented Company A with an initial outline of a potential merger transaction involving Delwinds, Company A and Company B which included a preliminary indication of Delwinds’ assessments of Company A’s valuation. The discussions with Company A and Company B were ultimately not progressed as, among other items, Company A did not agree with the valuation it was ascribed in the potential transaction and Company B decided it no longer wanted to pursue a public listing and instead intended to pursue further private financing.

On January 7, 2021, Mr. Poole was introduced to the management of an online diversified insurance AI-powered product and rate comparison service, digital agency and agency technology platform provider. Mr. Poole conducted an introductory video conference call with Company C on January 13, 2021 to discuss the strategy and growth prospects of Company C’s business. Between January 13 and January 25, 2021 Delwinds reviewed publicly available information about Company C, spoke to industry bankers about Company C and tested and used Company C’s website as a prospective customer. On January 25, 2021, the CEO of Company C introduced Delwinds to Company C’s co-founder and on February 2, 2021, a group video conference was held with Delwinds and Company C’s CEO and co-founder to further discuss Company C’s business operations, strategy and competitive advantages. On February 6, 2021, Delwinds and Company C entered into an NDA. On February 11, 2021, Company C shared a detailed confidential information memorandum with Delwinds and opened a virtual data room to Delwinds and its advisors on February 21, 2021. From February 18, 2021 to March 22, 2021, Delwinds continued its diligence process with respect to Company C, including discussions relating to costs and expenses, steps needed for a successful public listing, public company readiness and the usage of advisors, run-rate and valuation methodology. Delwinds presented Company C with a formal non-binding letter of intent (an “LOI”) on March 22, 2021. On March 29, 2021, Mr. Poole gave a presentation to the board of directors of Company C and participated in a discussion with Company C’s board regarding the LOI, which included an extensive question and answer session. Following the presentation, Mr. Poole and Company C management discussed the next steps that would be required of Company C in connection with pursuing a potential business combination with Delwinds, including hiring a PCAOB auditor and working on a marketing deck for a potential PIPE investment. Discussions with Company C’s board of directors continued until April 21, 2021, when Company C informed Delwinds that it would raise capital in a private round and not proceed with a potential transaction with Delwinds due to market conditions and a desire to continue operating as a private company in the near term.

On January 12, 2021, Mr. Poole was introduced to the Chairman of Company D, a fast growing roll-up domestic insurance brokerage, and an initial video conference call was held between the Mr. Poole and Company D on January 14, 2021. Delwinds and Company D entered into an NDA on January 18, 2021. On January 21, 2021, Mr. Poole and a consultant for Company D reviewed Company D’s financial model, including projections. On January 29, 2021, Delwinds was furnished with the full financial model for Company D as well as a detailed confidential investment memorandum and other diligence materials. From January 29 through February 5, 2021, Delwinds discussed valuation methodology for Company D with representatives of RBCCM. On February 12, 2021, Delwinds provided Company D with its preliminary valuation analysis and pre-money valuation construct with regard to Company D and such valuation and methodology was extensively discussed between the parties on a video conference call held February 23, 2021. After receiving Company D’s initial feedback regarding Delwinds’ proposed valuation, Delwinds provided an updated valuation on June 21, 2021. Delwinds and Company D continued to discuss the possibility of engaging in a potential business combination through August 2021, but ultimately did not proceed to enter into a letter of intent or pursue a possible transaction together.

On February 5, 2021, Delwinds became aware that Company E, a health insurance technology company that was on Delwinds’ original target list, had hired an investment bank to run a sale process. On March 8, 2021, representatives of RBCCM introduced Mr. Poole to the investment bank hired by Company E, as well as Company E’s CEO. On March 12, 2021, Delwinds entered into an NDA with Company E and Company E’s management team presented a detailed overview of the company virtually via videoconference to Delwinds management and representatives of RBCCM. Between March 12, 2021 and March 24, 2021, Delwinds worked with its advisors to prepare a valuation framework to share with Company E and, on March 24, 2021, Delwinds presented a non-binding LOI to Company E. On March 26, 2021, following requests from Company E to increase the valuation, Delwinds determined that it could not adjust valuation upward in the manner that was required to move forward with a business combination.

On January 19, 2021, Bryce Quin, Delwinds’ Chief Financial Officer, was contacted by an investment bank representing Company F, a leading connected vehicle company focused partly on selling its data to insurance companies. On January 21, 2021, Delwinds management and representatives from the investment bank discussed fundamental aspects of Company F’s business, technology, business relationships and forward prospects. Following Delwinds’ receipt and review of an information memorandum, Delwinds and Company F entered into an NDA on February 8, 2021. From February 10, 2021 to February 23, 2021, Delwinds reviewed Company F’s virtual data room and discussed certain matters with Company F’s management, including monetizing business from insurance companies, differences between Company F’s technology and other connected vehicle companies, ownership structure and decision makers, capital needs, desired deal structure and future guided financial results. Ultimately, following discussions, Delwinds’ board and advisors opted against presenting a letter of intent to Company F, as Delwinds did not believe that Delwinds and Company F would be likely to agree on certain key terms and valuation.

Description of negotiation process with FOXO

On May 7, 2021, representatives from Deutsche Bank, which was not yet been retained by FOXO as an advisor, introduced FOXO to Delwinds by sending Mr. Poole a corporate summary and confidential information memorandum regarding FOXO. Delwinds requested a call with FOXO management.

On May 12, 2021, Mr. Poole held a call with FOXO Founder and CEO Jon Sabes and FOXO analyst Mr. Liu. The discussion touched on Mr. Sabes’ prior career steps, the history and capital structure of FOXO, FOXO’s innovation stack, business achievements and objectives and patents in process and FOXO’s plans to go public.

Between May 12, 2021 and June 2, 2021, Delwinds initiated discussions with FOXO, including a video conference call involving Mr. Sabes, Mr. Poole and a Delwinds executive advisor on May 19, 2021 that was focused on FOXO’s technology. Delwinds and its advisors also held discussions with certain of FOXO’s business partners to learn more about how those third-party partners view FOXO. Delwinds also canvassed its insurance relationships on the viability of a health and wellness product attached to a life insurance product, including the market tolerance for such a product. Delwinds, following such discussions, believed that FOXO’s intellectual property was compelling and, on June 2, 2021, Delwinds informed Deutsche Bank Securities Inc. (“Deutsche Bank”) that it had decided to engage in detailed due diligence of FOXO and proceed towards a letter of intent.

On June 3, 2021, a follow-up call took place between Mr. Sabes and Mr. Poole in order for Mr. Sabes to provide further explanation of epigenetics and to introduce the ongoing study being conducted through Harvard which includes overlaps between epigenetics and certain factors that appear to be indicative regarding longevity. The parties also discussed possible applications of FOXO’s technology, including its potential value to pharmaceutical and biotech companies. On June 4, 2021, Delwinds entered into an NDA with FOXO.

On June 9, 2021 and June 15, 2021, respectively, calls were held between Mr. Sabes and Mr. Poole to discuss the details of a potential business combination transaction, as well as capitalization structures that would result in the Combined Company being listed on the NYSE after a business combination transaction. Further diligence was performed via question and answer on topics related to FOXO’s business plan, FOXO’s strategies for commercializing and distributing life insurance-related products.

On June 14, 2021, FOXO’s virtual data room containing information about FOXO was opened for Delwinds’ directors and advisors.

On June 17, 2021, FOXO answered questions from Delwinds management and representatives of RBCCM via phone call related to documents contained in the virtual data room that FOXO had made available for due diligence purposes. Delwinds and FOXO discussed that the principal expected use of proceeds from the transaction would be growth capital to commercialize FOXO’s technology.

On June 25, 2021, Delwinds management, an insurance market participant, a Delwinds executive advisor and representatives of RBCCM, attended a full-day headquarter visit to FOXO in Minneapolis, MN that consisted of presentations from members of FOXO’s management team, including CEO Jon Sabes, CSO Brian Chen, CPO Erin Sharoni, CTO Tyler Danielson, CFO Robert Potashnick and other key executives in marketing, sales and operations, with a focus on commercial inclination and FOXO’s technology stack. Other topics included the regulatory landscape, operational readiness, health and wellness popularity and opportunity, product demonstrations, market research, customer experience, FOXO’s new underwriting protocol and its effectiveness, intellectual property, and a financial model walkthrough. Following the visit, Delwinds decided to proceed with more detailed scientific diligence, which Delwinds carried out between September 2021 and November 2021.

On July 21, 2021, FOXO signed an engagement letter with Deutsche Bank to serve as its financial advisor in connection with the review and evaluation of Delwinds transactions and other alternatives.

On July 20, 2021, FOXO reported to Delwinds that FOXO had received conditional approval from the Arkansas Department of Insurance for the purchase of life insurance company MICOA (later renamed FOXO Life Insurance Company) (further information regarding FOXO’s acquisition of MICOA can be found in the section of this joint proxy statement/consent solicitation statement/registration statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FOXO — Acquisition of Insurance Entity”). The following day, a kickoff call was hosted by representatives of Deutsche Bank and RBCCM with the Delwinds management team and FOXO management team to discuss plans to move business combination discussions forward including, among other topics, continued valuation analysis, identification of public company competitors and timing of PCAOB audit processes.

On July 30, 2021, Hayley Locker, Managing Director at Delwinds, began working with FOXO’s Chief Financial Officer, Robert Potashnick, to understand in more detail the financial model underpinnings and key forecasts included in the financial projections provided by FOXO management to Delwinds. Ms. Locker and the Delwinds management team had numerous follow-up calls to better understand and test assumptions and key drivers for FOXO’s financial forecasts.

From June 24 through to August 6, 2021, when a non-binding LOI was signed between Delwinds and FOXO, certain commercial terms that would eventually appear in the forthcoming LOI were discussed amongst the Delwinds management team, board of directors, executive advisors and representatives of RBCCM and FOXO, with the duration of exclusivity period of the LOI and valuation of FOXO being among the topics discussed at most length. The initial LOI provided by Delwinds to FOXO included, based on an evaluation of comparable public companies, a preliminary valuation of FOXO, including consideration subject to earnout restrictions, of $350,000,000 plus any bridge capital proceeds raised between date of LOI and closing of the SPAC, subject to adjustment for net debt as of the closing date. As part of their discussion of the terms of the LOI, FOXO and Delwinds agreed that the board of directors of the Combined Company would have seven (7) members to be mutually agreed by Delwinds and FOXO. Delwinds and FOXO also discussed, and ultimately agreed in the final terms of the LOI, that Delwinds would engage in a PIPE raising process, that no escrow or post-closing indemnification would be required and that a portion of the shares issuable as consideration in connection with the transaction would be subject to restrictions associated with performance-based metrics.

During the six-week period following execution of the LOI, Delwinds prepared financing presentation materials and continued its due diligence, including verification of updated FOXO financial model assumptions. On August 24, 2021, FOXO presented Delwinds with a proposed term sheet related to a bridge financing in which FOXO planned to execute. FOXO continued to negotiate the terms of such bridge financing with the participating investors through the date of announcement of the Merger Agreement.

On September 23, 2021, Delwinds signed an NDA with and engaged a third-party consultant associated with a highly-regarded European University to assess and advise Delwinds with respect to FOXO’s scientific findings. During October 2021, Delwinds participated in various calls between such scientific consultant and FOXO during which FOXO’s Chief Scientific Officer Brian Chen provided the scientific consultant with additional details on FOXO’s intellectual property and ongoing validation studies. The scientific consultant provided Delwinds with guidance and feedback regarding FOXO over a multi-month period. Further, the scientific consultant reviewed the results and background information concerning the Pilot Study and ultimately informed Delwinds that, in the consultant’s view, the Pilot Study utilized sound methodology and quality control. The scientific consultant found that the ability to use saliva to categorize life insurance applicants into commonly used risk categories were either very good (e.g. Preferred Plus Non-Tobacco) or good (e.g. Standard Non-Tobacco) and that saliva-based biomarkers generally worked well for classifying people into various risk categories consistent with classifications used by industry currently. It was noted that the Pilot Study results appeared consistent with results from smaller previously published reports and generally appeared to support “promising tendencies” for the ability to utilize epigenetic aging clocks as a novel metric for underwriting insurance risks in the future (for a more detailed description of the Pilot Study, see the section of this joint proxy statement/consent solicitation statement/prospectus titled “Information About FOXO — Epigenetic Biomarkers” and “Information About FOXO — Insurance Services Platforms: FOXO Labs — Commercialization of Saliva-Based Epigenetic Biomarkers”).

On October 12, 2021, FOXO completed preparation of a draft investor deck, incorporating input from Delwinds, RBCCM and FOXO’s financial advisor, Deutsche Bank, intended to be shared with prospective PIPE participants that had agreed to keep such information confidential.

On October 24, 2021, Delwinds engaged CCM to act as non-exclusive placement agent for a proposed private placement of equity securities (“PIPE”) investment related to the proposed Business Combination in consideration for a placement agent fee equal to five percent (5%) of the amount of gross proceeds received from the Company such PIPE financing.

Meetings between CCM, Delwinds, FOXO and prospective PIPE investors who had previously agreed to keep information provided to such prospective investors confidential commenced on October 29, 2021, and, during the following weeks, CCM, Delwinds and FOXO held more than 12 investor meetings with prospective PIPE investors. Among the topics discussed with prospective PIPE investors were FOXO’s valuation and the structure and terms of the proposed Business Combination.

On November 1, 2021, Delwinds engaged Ellenoff Grossman & Schole LLP (“EGS”) to act as its legal counsel with regard to the transaction and to perform certain legal due diligence with regard to FOXO. In addition, Delwinds hired Lamson Dugan & Murray (“LDM”) as Delwinds’ insurance regulatory counsel with regard to the transaction and, in connection therewith, to carry out regulatory due diligence with regard to FOXO’s life insurance subsidiary.

During the second week in November, Delwinds management and each member of the Delwinds Board discussed and the Delwinds Board authorized Delwinds management to engage a reputable third party financial advisor to provide an opinion regarding the fairness, from a financial point of view to Delwinds, of the consideration to be delivered by Delwinds in the proposed Business Combination. With authorization from the Delwinds Board, Mr. Quin contacted several potential providers of such an opinion, including, but not limited to, Houlihan Lokey Capital Inc. (“Houlihan Lokey”).

On November 15, 2021, Mr. Poole met with Jon Sabes and a representative of an existing FOXO investor in Austin, Texas to discuss capital raising for the Business Combination, including the advantages or disadvantages of continuing with the PIPE process versus a process focused on a potential financing of FOXO prior to consummation of the proposed Business Combination. At the end of November 2021, as a result of discussions with prospective PIPE investors and the anticipated timeline to complete the potential Business Combination, FOXO decided to engage in capital raise efforts in the form of additional convertible debentures to be issued by FOXO, in lieu of a PIPE financing involving prospective investors previously contacted through the placement agent process.

On November 19, 2021, Delwinds engaged Houlihan Lokey to provide an opinion to the Delwinds Board with regard to the fairness, from a financial point of view, to Delwinds of the consideration to be issued by Delwinds in the proposed Business Combination. During the subsequent months, Delwinds provided Houlihan Lokey with access to the virtual data room provided by FOXO as background, as well as copies of draft transaction documents and other information regarding Delwinds and FOXO.

On November 29, 2021, LDM presented Delwinds with the results of their due diligence efforts concerning FOXO Life with regard to insurance matters, including in relation to FOXO’s acquisition of MICOA and the regulatory requirements of the Arkansas Department of Insurance applicable to FOXO and the proposed Business Combination.

On December 14, 2021, Mr. Poole met with Mr. Sabes in Austin, Texas to discuss, among other topics, the timing of completion by FOXO of its capital raise process relative to prospective announcement of the transaction between Delwinds and FOXO. The parties also discussed possible additional capital raise strategies, including backstop or non-redemption arrangements and other possibilities, such as an equity credit line.

Between December 2021 and February 2022, Delwinds and its corporate legal counsel, EGS, and FOXO and its corporate legal counsel, Mitchell Silberberg & Knupp LLP (“MSK”) and Stinson LLP (“Stinson”), exchanged drafts and negotiated the terms of the definitive transaction agreements. Regular meetings by phone call and video conference took place during this period, some of which included the parties’ respective legal counsel and financial advisors. The terms negotiated between the parties, among others, included the valuation of FOXO, representations and warranties to be contained in the Merger Agreement, the duration of lock-up agreements applicable to certain FOXO stockholders after the Closing and the structure and terms of the Management Contingent Share Plan. During the negotiation period, no stockholders agreed to waive their redemption rights in connection with the Business Combination. However, the Sponsor and Delwinds’ officers and directors had agreed to waive such rights in connection with the IPO. Over the course of these negotiations, the valuation of FOXO initially discussed during the negotiation of the Merger LOI was ultimately reduced (to $300,000,000 inclusive of up to $40,000,000 of bridge capital proceeds raised prior to closing of the SPAC, subject to adjustment for net debt as of the closing date) in response to a variety of factors, including changes in market conditions over the course of these negotiations as reflected by reductions in the valuation ascribed to the public companies identified by Delwinds, FOXO and their respective advisors as comparable companies over the course of these negotiations and including feedback from prospective PIPE, convertible debenture and other investors. During the course of these negotiations, FOXO continued to negotiate the terms and timing of newly-issued 2022 Bridge Debentures, as well as the terms of an amendment to the debentures that FOXO issued during 2021 (and related agreements and instruments, including the 2021 Bridge Warrants).

During January and February 2022, Delwinds discussed, in cooperation with FOXO and the parties’ respective advisors and legal counsel, the possibility of entering into an arrangement with a third-party investor to make available to the post-closing Combined Company a potential source of financing in the form of a so-called equity credit line. Delwinds, in cooperation with FOXO, considered proposed terms for such arrangements presented by several third parties, including, without limitation, the Cantor Investor. Among the terms discussed between the Cantor Investor and its legal counsel, Covington & Burling LLP (“Covington”), and Delwinds and its legal counsel and FOXO and its legal counsel were the registration of shares issuable in connection with proposed equity credit line and other regulatory matters, in addition to the fees associated with the proposed arrangement. On January 28, 2022, the Cantor Investor and Delwinds provisionally agreed on an outline of the proposed terms for the Cantor Agreement. During the subsequent period, due diligence calls addressing legal matters, regulatory matters, accounting matters and other due diligence matters took place among representatives of the Cantor Investor and Covington, Delwinds and its representatives and FOXO and its representatives and a data room was established to make due diligence materials available to the Cantor Investor and its advisors. The Cantor Investor and Covington prepared initial drafts of the Cantor Agreement and the Cantor RRA, which were delivered to Delwinds, FOXO, EGS and MSK on February 9, 2022 and February 14, 2022, respectively. Initial comments on the Cantor Agreement and the Cantor RRA were delivered by ESG and MSK to Covington on February 15, 2022 and February 17, 2022, respectively. The parties negotiated and exchanged additional drafts of the Cantor Agreement and the Cantor RRA until the agreements were executed on February 24, 2022, the date of the Merger Agreement. The principal terms negotiated included the representations, warranties and covenants to be provided under the Cantor Agreement by Delwinds and FOXO, respectively, the formula for determining the purchase price for the shares of Class A Common Stock to be purchased by the Cantor Investor, the conditions for the purchase of the shares of Class A Common Stock, and the form and timing of the commitment fee payable to the Cantor Investor under the Cantor Agreement.

During late January and early February 2022, FOXO continued to negotiate the terms of the 2022 Bridge Debentures and 2021 Bridge Amendment. During this time period, The Gray Insurance Company (“GIC”), which is a member of the Sponsor, expressed potential interest and began to discuss the possibility of GIC investing in the 2022 Bridge Debentures alongside other investors in the 2022 Bridge Debentures. Michael Gray, a director of Delwinds, is the principal executive and President of GIC. Additionally, Mr. Poole, the Chairman of the Delwinds Board and Delwinds’ Chief Executive Officer, serves as an investment consultant to GIC. Additionally, Mr. Bryce Quin, Delwinds’ Chief Financial Officer and Secretary, is an employee of GIC and a member of the Investment Committee of Gray & Company, the parent entity of GIC. During February 2022, after terms of the 2022 Bridge Debentures had been set and agreed by a lead institutional investor, GIC discussed the terms of a prospective minority subscription by GIC of $7.5M of 2022 Bridge Debentures with FOXO and its legal counsel, MSK.

In February 2022, Mr. Poole and GIC began discussing making a contingent investment commitment in the event of heavy redemptions from the Trust Account by Delwinds stockholders in connection with the Closing.

In view of the proposed investment by GIC in the 2022 Bridge Financing and the other financing transaction described herein, the Delwinds Board determined to form a Special Committee (the “Special Committee”) comprised of independent and disinterested directors of the Delwinds Board to (i) consider and negotiate the terms and conditions of the proposed Business Combination with FOXO and transactions related to the Business Combination, and (ii) recommend to the Delwinds Board whether to pursue to the Business Combination and, if so, on what terms and conditions. On February 12, 2022, the Delwinds Board convened a virtual meeting, attended by Delwinds’ legal counsel, EGS, to discuss the formation of a Special Committee and the Special Committee’s roles and responsibilities. In view of GIC’s prospective investment in FOXO and the connections of each of Mssrs Gray, Poole and Quin to GIC, it was determined to be advisable to form the Special Committee and appoint the remaining independent, disinterested members of the Delwinds Board as members thereof. At the meeting, each of the prospective appointees to the Special Committee, Senator E. Benjamin Nelson, Paul Britton Newhouse, and Ryan Rugg, confirmed to the Delwinds Board that they have no financial or other pre-existing relationship with FOXO or with GIC. On February 12, 2022, the Special Committee was formed and the Delwinds Board delegated to the Special Committee the authority to (i) evaluate and consider the proposed Business Combination with FOXO and any alternative transactions thereto while the Business

Combination with FOXO is being considered by Delwinds, (ii) approve or reject any such transaction with FOXO or alternative business combination transaction with another potential target company (or proposals or definitive agreements with respect to any such transactions), and (iii) otherwise manage the process of a potential business combination with FOXO or any alternative business combination transaction with another target company while the potential Business Combination with FOXO is being considered by Delwinds.

Between its engagement in November 2021 through February 2022, Houlihan Lokey continued its review and analysis of FOXO and of the proposed Business Combination in connection with Houlihan Lokey’s preparation of its fairness opinion. Houlihan Lokey’s included information provided through a virtual data room that was periodically updated with information from Delwinds and FOXO, including updated draft transaction documents and updated financial models, as they became available. During this period, Houlihan Lokey participated in phone calls and video conferences with Delwinds, including three video conference calls during November, five in January 2022 and two in February 2022. These discussions included, among other things, a review of the diligence performed by Delwinds on FOXO, the current and planned capitalization of FOXO, financial models, the competitive landscape for FOXO and the products FOXO plans to commercialize and alternative scenarios for business plans and the resulting financials. Further, Houlihan Lokey conducted calls with management of FOXO on December 20, 2021, and February 8, 2022, during which Houlihan Lokey and FOXO discussed FOXO’s technology, the prior establishment of FOXO Life and planned future steps to set up the insurance platform and subsequently sell FOXO branded policies, the science behind saliva-based underwriting, projected revenue streams by each area of the business, overall market opportunity, planned research and development, outlook for expenses and expected margins in future years.

At the request of the Delwinds Board, on February 14, 2022, Houlihan Lokey orally rendered its opinion (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Delwinds Board, dated February 14, 2022) to the members of the Delwinds Board comprising the Special Committee to the effect that, as of such date, the Merger Consideration to be issued by Delwinds in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to Delwinds. Houlihan Lokey’s opinion was directed to the Delwinds Board and only addressed the fairness, from a financial point of view, to Delwinds of the Merger Consideration to be issued by Delwinds in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. Prior to the delivery of its opinion, Houlihan Lokey was made aware of the establishment of the Special Committee and Delwinds and its counsel EGS conducted several meetings with representatives of Houlihan Lokey to review and describe the terms of the financing arrangements involving affiliates of Delwinds and the Sponsor, in connection with which the Special Committee was created and authorized to assume responsibilities for negotiating the proposed transaction with FOXO. Houlihan Lokey orally delivered its opinion and provided a description of the analytical methodologies utilized and materials reviewed and answered questions from the members of those members of the Delwinds Board who were also members of the Special Committee on February 14, 2022, continuing into a second meeting held February 15, 2022.

On February 15, 2022, the Special Committee unanimously approved entering into the Merger Agreement and the related transactions, including, without limitation, the Financing Agreements.

On February 18, 2022, the Delwinds Board, based upon the recommendation of the Special Committee, unanimously approved entering into the Merger Agreement and the related transactions, including, without limitation, the Financing Agreements.

On February 24, 2022, the parties executed the Merger Agreement and the Ancillary Agreements, and Delwinds and FOXO issued a joint press release announcing the transaction prior to the commencement of trading on February 24, 2022.

On May 10, 2022, the parties determined that certain closing conditions to the Business Combination may not be fulfilled by June 15, 2022. The parties agreed that Delwinds should seek from its stockholders an extension of up to three months to close the transaction. It was also determined that, in order to incentivize Delwinds public stockholders to support an extension, approximately $0.035 per public share (per month) should be deposited into the Trust Account for each public share that was not redeemed in connection with the Extension Meeting. Delwinds requested that FOXO provide extension funding for several reasons, primarily to minimize stockholder concerns about the ability to consummate an extension, because the funding was pre-committed, and more importantly to demonstrate that FOXO was committed to the Business Combination. Additionally, FOXO, which had already invested tremendous time and resources into preparing for a public listing via the proposed Business Combination, believed that the opportunity cost of terminating the proposed Business Combination was higher than the incremental financing to support the extension. As such, FOXO agreed to loan to Delwinds the cash needed solely to fund $0.035 per public share (per month) not redeemed, $1,159,995.69, to deposit into the Trust Account, and to be repaid only upon the consummation of the Business Combination. Later that day, Delwinds filed a preliminary proxy statement for a stockholder meeting to approve the Extension Amendment.

On June 6, 2022, at the Extension Meeting, Delwinds stockholders voted to approve a three-month extension of time to consummate its initial business combination, until September 15, 2022. After stockholder redemptions, the extension resulted in approximately $110.5 million remaining in the Trust Account. See the section entitled Summary — Recent Developments — Delwinds Extension Amendment for a description of the terms of the extension.

On June 6, 2022, FOXO executed a promissory note with Delwinds to provide up to $1,159,995.69 in extension funding of $0.035 per Public Share that was not redeemed in connection with the June 2022 stockholder meeting, for each month past June 15, 2022 until September 15, 2022, which may be drawn down in three equal amounts of $386,665.23 per withdrawal, between the 15th and 22nd of each of June, July and August 2022, that would be needed to complete an initial business combination. A sum of $386,665.23 was promptly drawn down on the note and deposited into the Trust Account to cover the first month of the extension.

Recommendation of the Special Committee and Delwinds Board and Reasons for the Business Combination

The Special Committee, in evaluating the Business Combination, consulted with Delwinds management and its financial and legal advisors. In reaching its unanimous resolution (i) that the Transaction Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of common stock in connection therewith, are advisable and in the best interests of Delwinds and (ii) to recommend that the Delwinds stockholders adopt the Transaction Agreement and approve the Business Combination and the other transactions contemplated by the Transaction Agreement, the Special Committee and the Delwinds Board each considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Special Committee and the Delwinds Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Delwinds Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Delwinds’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Special Committee and the Delwinds Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Transaction Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

•        FOXO falls within the intended target industry of insurance. In the IPO Prospectus, Delwinds identified the insurance industry, defined to include traditional underwriters, insurance distributors, insurtech companies and service providers to the industry as a sector in which it intended to seek and evaluate potential business combination targets. Though Delwinds also considered targets in other sectors, the Delwinds management team, board of directors, executive advisors and special committee have significant experience within the insurance industry, which collective experience enhanced the ability to identify and evaluate potential targets in these sectors.

•        Current industry trends appear to support FOXO’s stated goals and plans. For the last several years, and further accelerated by the COVID-19 pandemic, technology has been playing an increasingly important role as within the insurance industry, across all areas of the value chain. Companies able to successfully introduce new technology that have either improved customer experience or operating efficiencies have generally been rewarded with increased market share. FOXO has been identified as a company well suited to benefit from this trend, especially within the life insurance space, which has seen comparably less technology-driven innovation thus far. The company’s initial product and services offerings will integrate molecular health and wellness through the Longevity Report, which will give consumers new insights on their personal health and wellness and fundamentally enhance the value proposition of life insurance at the point of sale. In time, FOXO intends to introduce saliva-based underwriting, which will make underwriting meaningfully faster and provide a more seamless customer experience compared to traditional medical underwriting.

•        FOXO appears well positioned from a competitive standpoint. There currently appear to be no direct competitors using epigenetic science within life insurance sales or underwriting. The Company’s management believes it would take any potential market entrants 18-24 months to replicate the level of data and technology needed to catch-up to FOXO. This provides sufficient lead time to allow the company to establish a first mover advantage within the industry and may give FOXO time to continue to develop their own scientific research and technology so as to maintain a leadership position relative to potential competitors.

•        There is a clear and purpose-driven use for the capital raised by the Delwinds. FOXO will use proceeds from the Delwinds transaction along with capital raised in recently completed financing rounds to capitalize its life insurance subsidiary, which will position FOXO to begin selling policies, further advance its research and development and expand distribution capabilities.

•        The valuation of the proposed transaction is attractive and offers a compelling risk reward profile. As described further in the “Valuation Analysis” section below, at the expected enterprise value, FOXO is being valued at a meaningful discount of over 40% to an identified subset of “peer” subsectors.

•        Houlihan Lokey provided its opinion to the Special Committee (comprised of disinterested independent members of the Delwinds Board) that, subject to the assumptions, qualifications, limitations and other matters set forth in the opinion, the Merger Consideration to be issued by Delwinds in the Business Combination was fair, from a financial point of view, to Delwinds.

•        The transaction is made more attractive for investors by the fact that the transaction does not include any cash closing conditions, which greatly increases the level of certainty for closure.

The Delwinds Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

•        Macroeconomic Risks and Uncertainties.

•        Business Plan and Projections May Not Be Achieved. The risk that FOXO may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to Delwinds’ management team and board of directors;

•        Redemption Risk. The potential that a significant number of Delwinds stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Current Charter, which would result in lower cash proceeds to FOXO.

•        Stockholder Vote. The risk that Delwinds’ stockholders may fail to provide the respective votes necessary to effect the Business Combination;

•        Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions, such as satisfaction of Regulatory Approvals, as applicable, that are not within Delwinds’ control;

•        Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•        Listing Risks. The challenges associated with preparing FOXO, a private entity, for the applicable disclosure and listing requirements to which FOXO will be subject as a publicly traded company on the NYSE;

•        Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

•        Product Development and/or Growth Initiatives May Not be Achieved. The risk that FOXO’s life insurance products and service offerings may not be developed timely or, once developed, may not be accepted by market participants or customers and its growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

•        Delwinds Stockholders Receiving a Minority Position in FOXO. The risk that Delwinds stockholders will hold a minority position in FOXO;

•        Fees and Expenses. The fees and expenses associated with completing the Business Combination could exceed expectations; and

•        Other Risks Factors. Various other risk factors associated with the business of FOXO, as described in the section entitled “Risk Factors” appearing elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

The above discussion of the material factors considered by the Delwinds Board is not intended to be exhaustive, but does set forth the principal factors considered by the Delwinds Board.

Opinion of Houlihan Lokey, as Financial Advisor to Delwinds

On February 14, 2022, Houlihan Lokey orally rendered its opinion (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Delwinds Board, dated February 14, 2022) to Special Committee to the effect that, as of such date, the Merger Consideration to be issued by Delwinds in the Business Combination pursuant to the Merger Agreement was fair, from a financial point of view, to Delwinds. Houlihan Lokey’s opinion only addressed the fairness, from a financial point of view, to Delwinds of the Merger Consideration to be issued by Delwinds in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding.

The summary of Houlihan Lokey’s opinion in this joint proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex H to this joint proxy statement/consent solicitation statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/consent solicitation statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Delwinds Board, Delwinds, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of Delwinds Class A common stock should redeem their shares.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.      reviewed a draft, dated February 8, 2022, of the Merger Agreement;

2.      reviewed certain publicly available business and financial information relating to Delwinds and FOXO that Houlihan Lokey deemed to be relevant;

3.      reviewed certain information relating to the historical, current and future operations, financial condition and prospects of FOXO made available to Houlihan Lokey by FOXO and Delwinds, including financial projections for FOXO prepared by the management of FOXO (the “financial projections”);

4.      spoke with certain members of the managements of Delwinds and FOXO regarding the business, operations, financial condition and prospects of FOXO, the Transaction and related matters;

5.      compared the financial and operating performance of FOXO with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant; and

6.      conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, at Delwinds’ direction, Houlihan Lokey assumed that the financial projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of FOXO as to the future financial results and condition of FOXO. At Delwinds’ direction, Houlihan Lokey assumed that the financial projections provided a reasonable basis on which to evaluate FOXO and the Transactions, and Houlihan Lokey, at Delwinds’ direction, used and relied upon the financial projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the financial projections or the assumptions on which they were based. In reaching its conclusions under the opinion, with Delwinds’ consent, Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions, because Houlihan Lokey did not identify a sufficient number of relevant transactions in which Houlihan Lokey deemed the acquired companies to be sufficiently similar to FOXO. In addition, for purposes of its financial analyses and opinion, with Delwinds’ consent, Houlihan Lokey (i) did not perform any financial analyses to evaluate the value of Delwinds or to derive valuation reference ranges for any shares of Delwinds for purposes of comparison with the Merger Consideration or otherwise, (ii) assumed that each share of Delwinds capital stock (including, without limitation, each share of Delwinds Class A common stock, each share of Delwinds Class B common stock and each share of Class V Common Stock) had equivalent value per share, notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value, and (iii) assumed that the Merger Consideration had a value equal to $300,000,000, subject to adjustment as provided by the Merger Agreement, which adjustment Houlihan Lokey assumed would not be material to its analyses or opinion. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of FOXO or Delwinds since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with Delwinds’ consent, that the Merger would constitute a reorganization under Section 368(a) of the United States Internal Revenue Code of 1986, as amended. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of FOXO or Delwinds, or otherwise have an effect on the Transactions, FOXO or Delwinds or any expected benefits of the Transactions that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Houlihan Lokey further relied upon, without independent verification, the assessments of the managements of Delwinds and FOXO as to FOXO’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and Houlihan Lokey assumed, at Delwinds’ direction, that there would be no developments with respect to any such matters that in any respect would affect its analyses or opinion. Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Delwinds, FOXO or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Delwinds or FOXO was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Delwinds or FOXO was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As Delwinds was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Transactions, and its opinion did not purport to address potential developments in any such markets. Furthermore, as Delwinds was aware, there was significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on Houlihan Lokey’s analyses and opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transactions, the securities, assets, businesses or operations of Delwinds, FOXO or any other party, or any alternatives to the Transactions, (b) negotiate the terms of the Transaction, (c) advise the Delwinds Board, Delwinds or any other party with respect to alternatives to the Transactions, or (d) identify, introduce to the Delwinds Board, Delwinds or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transactions. Houlihan Lokey did not express any opinion as to what the value of the Delwinds common stock actually would be when issued in the Transaction pursuant to the Merger Agreement or the price or range of prices at which Delwinds common stock or FOXO Stock could be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Delwinds Board in its evaluation of the Transactions. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Delwinds Board, Delwinds, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether holders of Delwinds Class A common stock should redeem their shares.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Delwinds Board, Delwinds, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Merger Consideration to the extent expressly specified in the opinion), including, without limitation, any related transaction, (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of Delwinds, or to any other party (including, without limitation, the potential dilutive or other effects of the Merger Consideration, the Delwinds Class B common stock, the Class V Common Stock, the warrants to purchase Delwinds common stock, or any other portion or aspect of the Transactions), (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might have been available for Delwinds or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of Delwinds’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Delwinds’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Delwinds, whether Delwinds should be issuing debt or equity securities or a combination of both in the Transactions, or the form, structure or any aspect or terms of any debt or equity financing for the Transactions or the likelihood of obtaining such financing, (vii) whether or not Delwinds, FOXO, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (viii) the solvency, creditworthiness or fair value of Delwinds, FOXO or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (ix) the acquisition by the holders of FOXO Class B common stock, as a result of the receipt by such holders of shares of Class V Common Stock in the Merger, of a controlling interest in Delwinds, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters requiring legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Delwinds Board, on the assessments by the Delwinds Board, Delwinds, FOXO and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Delwinds, FOXO and the Transactions or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to FOXO, and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Delwinds or FOXO. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee and the Delwinds Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Special Committee, the Delwinds Board or management with respect to the Merger or the Merger Consideration. The type and amount of consideration payable in the Merger were determined through negotiation between Delwinds and FOXO, and the decision to enter into the Merger Agreement was solely that of the Special Committee and the Delwinds Board.

Financial Analyses

In preparing its fairness opinion, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on February 14, 2022 and February 15, 2022. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including enterprise value, which generally is the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, enterprise values used in the selected companies analysis described below were calculated using the closing prices of the common stock of the selected companies listed below as of February 11, 2022. The estimates of the future financial performance of FOXO relied upon for the financial analyses described below were based on the financial projections. The estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Assumed Value.    For purposes of its financial analyses, with Delwinds’ consent, Houlihan Lokey assumed that the Merger Consideration had a value equal to $300,000,000.

Selected Companies Analysis.    Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•        Enterprise value as a multiple of estimated revenue for the 2023 fiscal year, or “FY 2023E” revenue; and

•        Enterprise value as a multiple of estimated revenue for the 2024 fiscal year, or “FY 2024E” revenue.

The selected companies and resulting low, high, median and mean financial data included the following:

Diagnostics and Analytics

•        Adaptive Biotechnologies Corporation

•        Exact Sciences Corporation

•        Guardant Health, Inc.

•        Invitae Corporation

•        Natera, Inc.

•        RELX PLC

•        Veracyte, Inc.

•        Verisk Analytics, Inc.

Insurance Distribution and Services

•        BRP Group, Inc.

•        Goosehead Insurance, Inc

•        Ryan Specialty Group Holdings, Inc.

•        SelectQuote, Inc.

Enterprise Value to Revenue
	FY 2023E	FY 2024E
Low	1.0x	0.8x
High	13.0x	9.5x
Median	6.2x	5.3x
Mean	6.7x	5.2x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 1.50x to 3.50x FY 2023E revenue and 0.50x to 1.50x FY 2024E revenue to corresponding financial data for FOXO. The selected companies analysis indicated implied total equity value reference ranges for FOXO of approximately $257.8 million to $558.2 million based on FY 2023E revenue and approximately $224.9 million to $609.8 million based on FY 2024E revenue, in each case as compared to the assumed aggregate value of the Merger Consideration to be issued in the Merger of $300.0 million.

Discounted Cash Flow Analysis.    Houlihan Lokey performed a discounted cash flow analysis of FOXO based on the financial projections. Houlihan Lokey applied a range of terminal value multiples of 3.00x to 4.00x to FOXO’s estimated FY2024E revenue and discount rates ranging from 45.0% to 65.0%. The discounted cash flow analysis indicated an implied total equity value reference range for FOXO of approximately $264.1 million to $704.9 million, as compared to the assumed aggregate value of the Merger Consideration to be issued in the Merger of $300.0 million.

Other Matters

Houlihan Lokey was engaged by Delwinds to provide an opinion to the Delwinds Board as to the fairness, from a financial point of view, to Delwinds of the Merger Consideration to be issued by Delwinds in the Merger pursuant to the Merger Agreement. Delwinds engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by Delwinds, Houlihan Lokey became entitled to an aggregate fee of $500,000 for its services, of which $250,000 was earned by Houlihan Lokey and payable upon the delivery of its opinion and $250,000 was earned by Houlihan Lokey upon the delivery of its opinion and payable upon the first to occur of (x) the consummation of the Transaction, (y) the consummation of another business combination involving Delwinds, and (z) the commencement of proceedings to dissolve Delwinds. Delwinds has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Delwinds, FOXO or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.

Houlihan Lokey and certain of its affiliates in the past provided investment banking, financial advisory and/or other financial or consulting services to a significant stockholder of FOXO (the “FOXO Stockholder”), for which Houlihan Lokey and its affiliates received, and may receive compensation, including, during the past two years, aggregate compensation of less than $1 million. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Delwinds, FOXO, the FOXO Stockholder, other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Delwinds, FOXO, the FOXO Stockholder, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain Projected Financial Information

In connection with Delwinds’ due diligence and consideration of the potential business combination with FOXO, FOXO’s management provided Delwinds with certain financial forecasts, including six-year forecasted revenues (the “financial projections”), reflecting the multi-pronged business model that FOXO anticipates pursuing upon commercialization of its products and services, which were prepared by FOXO management based on a number of assumptions, as further described below. Delwinds provided copies of such financial projections, prepared by FOXO management, to Houlihan Lokey, who was authorized and directed to use such financial projections for purposes of its financial analyses and opinion. The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of FOXO’s management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgments, and present, to the best knowledge and belief of FOXO’s management, the expected course of action and revenues that FOXO anticipates generating, assuming the assumptions incorporated in the financial projections are themselves realized. FOXO’s management believes the assumptions included in the financial projections to be reasonable, based on currently available information and professional judgement and experience, which are inherently uncertain and difficult to predict and many of which are beyond the preparing parties’ control. FOXO management determined six years to be a reasonable period to forecast estimated revenues because FOXO management believes that six years may be a reasonable period of time for FOXO’s product and service offerings to be well-developed and integrated into the market and for FOXO to have established brand recognition among life insurance carriers and customers. The financial projections should not be viewed as public guidance and you are cautioned not to place undue reliance on the financial projections.

The financial projections are not included in this joint proxy statement/consent solicitation/prospectus in order to induce any Delwinds stockholders to vote in favor of any of the proposals at the Delwinds Special Meeting. The assumptions incorporated in the financial projections are not based on FOXO’s historical financial performance, but rather on the projections and estimates of FOXO’s management derived from management experience and industry information, including information applicable to established life insurance companies and underwriters offering a variety of insurance policies to broad customer bases, which are not representative of FOXO or FOXO’s expected business upon consummation of the Business Combination and may not be representative of FOXO’s future plans or performance. The inclusion of financial projections in this joint proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that Delwinds, the Special Committee, the Delwinds Board, or their respective affiliates, advisors or other representatives considered, or now considers, the financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither Delwinds, FOXO nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the financial projections to reflect circumstances existing or arising after the date such financial projections were generated or to reflect the occurrence of future events, even if any or all of the assumptions underlying the financial projections are shown to be in error or any of the financial projections otherwise would not be realized. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to FOXO’s business, all of which are difficult to predict and many of which are beyond Delwinds’ and FOXO’s control. Neither Delwinds’ management, FOXO’s management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of FOXO relative to the financial projections. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond FOXO’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “FOXO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements” sections of this joint proxy/consent solicitation statement/prospectus, respectively, and risks and uncertainties inherent in the assumptions further described below. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. None of FOXO’s independent registered public accounting firm, Delwinds’ independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Nonetheless, the financial projections described below are included in this joint proxy statement/consent solicitation statement/prospectus because they were made available to Delwinds, the Special Committee and the Delwinds Board in connection with their review of the Merger Agreement and related transactions. The financial projections were provided to Delwinds only for use as a component in its overall evaluation of FOXO and should not be viewed as public guidance. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date on which the financial projections were reviewed by Delwinds’ management. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year.

The table below illustrates the key elements of the financial projections that FOXO’s management provided to Delwinds.

in $ millions	2022E	2023E	2024E	2025E	2026E	2027E
Revenues(1)
MGA Revenues(2)	0	121	244	495	574	655
Services Revenues(3)	0	24	132	287	471	727
Proprietary Insurance Revenues(4)	1	3	7	5	5	5
Other(5)	1	2	2	2	2	2
Total Revenues	2	150	385	789	1,052	1,389

____________

(1)      Projected revenues include following assumptions, as further described below, in addition to the other assumptions reflected in the narrative below: (i) average premiums per policy of $3,500 (except with regard to projected Proprietary Insurance Revenues, which incorporates assumed average premiums per policy of $724) and (ii) an assumed cost to FOXO of $160 per policy sold for saliva kits (actual cost of kit will vary depending on volume), which costs FOXO expects to be covered wholly by customers (except with regard to projected Proprietary Insurance Revenues where the amount of the saliva kit is included in the policy costs).

(2)     Assumes FOXO receives gross commission equal to 135% of first-year life insurance premiums throughout projected period and incorporates commissions paid to agents. Assumes that FOXO receives MGA revenues from the following numbers of policies sold by partner carriers during the following years: (i) 26,000, (ii) 52,000, (iii) 106,000, (iv) 124,000 and (v) 141,000 during 2023, 2024, 2025, 2026 and 2027, respectively.

(3)      Assumes FOXO receives 7.5% fee plus costs at $160 per policy sold for saliva kits for use of FOXO technology on first-year premiums throughout the projected period. Assumes that FOXO receives services revenues from the following numbers of policies during the projected period: (i) 57,000, (ii) 314,000, (iii) 691,000, (iv) 1,144,000 and (v) 1,768,000 during 2023, 2024, 2025, 2026 and 2027, respectively. These are inclusive of policies sold through MGA relationships, as shown above in Footnote 2.

(4)      Assumes that FOXO receives proprietary insurance revenues from the sale of the following numbers of policies during the projected period: (i) 2,000, (ii) 8,000, (iii) 12,000 during each of 2022, 2023 and 2024, respectively. After 2024, FOXO expects that the majority of its revenues will be derived from other sources. However, even when sales of new proprietary policies terminate or are reduced, FOXO expects to earn ongoing proprietary insurance revenues from its existing policy holders.

(5)      Includes assumed revenues from infinium mouse methylation array epigenetic biomarker royalties and sales of mouse methylation arrays.

Revenue

FOXO’s revenue projections take into account three principal projected revenue streams: (i) MGA Insurance Product Revenues (“FOXO MGA”), (ii) Service Revenues (“FOXO Services”) and (iii) Proprietary Insurance Product Revenues (“FOXO Proprietary Insurance”), each as further described below. While FOXO’s financial projections are not in line with its historic operating trends, FOXO’s management believes its forecasts are appropriate in light of the fact that FOXO expects to begin to commercialize its products and begin offering technology services in the near term, which it expects to lead to revenue generation within the time periods included in the financial projections, as further described below.

FOXO MGA.    Revenues that FOXO expects to generate through MGA arrangements will consist of commissions received by FOXO from the insurance carriers that underwrite policies that will be rebranded or “white-labelled” and distributed by FOXO. Projected revenues incorporate the following related assumptions based on FOXO management experience:

•        The financial projections assume that, beginning in 2023, FOXO will generate revenues from MGA arrangements it expects to establish. Through the projected period, year over year revenue growth is expected to be driven by a combination of (i) an increase in the number of partner carriers, (ii) increased suite of products sold on behalf of carriers (e.g. start with term life sales and expand to also sell permanent life policies), and (iii) the time of year that partnerships are formed, with subsequent years benefiting from having the partnership for a full calendar year. Projected revenues assume establishment of commercial relationships between FOXO and third-party carriers and agents with sales commencing in 2023.

For purposes of the financial projections, it is assumed that the revenues that FOXO will receive from its MGA business arrangements will consist of gross commissions equal to 135% of the first-year premiums on life insurance policies sold (which is consistent with current industry average commission rates among wholesale distributors).

FOXO Services.    FOXO expects to generate revenues by acting as a technology service provider on policies sold through its MGA arrangements and from partnerships formed with larger life insurance carriers that will utilize FOXO’s technology on their own policies. Projected revenues incorporate the following related assumptions based on FOXO management experience:

•        FOXO expects growth in services revenues to be driven by (i) an increase in the number of MGA arrangements and large carrier partnerships, (ii) an increase in the suite of products serviced by FOXO for each MGA partner and/or carrier and (iii) the time of the year that MGA and carrier partnerships are formed. FOXO expects to begin earning services revenues in 2023.

•        FOXO Services revenues are based on a 7.5% technology service fee plus costs of $160 per policy sold for saliva kits (actual cost of kit will vary depending on volume) on first-year premiums for policies sold using saliva-based underwriting bundled with FOXO’s consumer engagement offering, based on an average premium per policy of $3,500. Technology service fee applies to both MGA and carrier partners.

FOXO Proprietary Insurance.    While FOXO expects that most of its future revenues will be generated from FOXO MGA and FOXO Services, FOXO also expects to receive a less significant portion of its overall revenues from revenues earned on life insurance policies underwritten by FOXO’s wholly-owned life insurance subsidiary, FOXO Life Insurance Company. Projected revenues incorporate the following related assumptions:

•        The financial projections assume that FOXO begins generating revenues in 2022 (which assumption is premised on, among many other factors, FOXO having obtained applicable regulatory approvals prior to beginning to underwrite life insurance policies or expand its underwriting activities into jurisdictions other than Arkansas).

•        The financial projections relative to FOXO Proprietary Insurance revenues assume that FOXO generates revenues, net of reinsurance costs and inclusive of reinsurance allowances, of $1 million, $3 million, $7 million, $5 million, $5 million, and $5 million for 2022, 2023, 2024, 2025, 2026, and 2027, respectively. The slowing/declining growth in the later years reflects the assumption that the company will shift its focus to grow its FOXO MGA and FOXO Services businesses. These assumptions are based on an assumed average premium per policy of $724, assuming that FOXO Proprietary Insurance underwrites 10-year or 20-year term life policies and does not reflect the sale of any permanent life products.

Future Policy Issuances.    Across all business lines, the number of policies sold or serviced is the primary driver of FOXO’s future revenues.

•        It is FOXO’s expectation (reflected in the assumptions underlying the projected financial information) that the market will continue to see carriers and consumers favor accelerated underwriting over full medical underwriting (blood and urine collection) due to the faster underwriting and more seamless consumer experience. However, to date, carriers have struggled to underwrite larger face value policies (> $1 million in most cases) using accelerated underwriting methods since the data gathered in this process is insufficient to provide the required level of accuracy needed to underwrite the larger risks. FOXO expects that its MGA and large carrier partners will benefit from the use of saliva-based underwriting because it will provide the additional information needed to underwrite large face value policies while still maintaining the benefits of accelerated underwriting, which include faster underwriting and a more seamless consumer experience.

•        FOXO’s Proprietary Insurance revenues assume a smaller average premium per policy sold of $724, compared to an assumed average first-year premium of $3,500 per policy sold or serviced assumed in its MGA and Services revenue projections due to the fact that FOXO Proprietary Insurance is assumed to sell only 10-year and 20-year term policies, while MGA and Services assume both term and permanent products are sold (as premiums on permanent life insurance policies tend to be meaningfully higher than term life policies).

In general, projected revenues take into account and are premised on a variety of industry scenarios, as well as assumptions regarding competition, general business, economic, market and financial conditions and matters specific to FOXO, all of which are difficult to predict and many of which are beyond the control of FOXO and Delwinds.

Industry information on which certain assumptions and certain of the information available to the FOXO management is based is, in large part, derived from or primarily reflective of insurance industry participants such as national or international insurance carriers with large, well-established brands and customer bases. Such information may or may not be applicable to FOXO upon commercialization of its products and offerings, as it may take time for FOXO to establish and maintain a competitive position within the markets in which FOXO expects to offer products and services. Changes in the biotechnology, insurance, health & wellness sectors may affect FOXO’s ability to become profitable or to sustain profitability at a level required for FOXO to compete with other companies involved in the same business sectors as FOXO’s business. Additional assumptions incorporated into the projected financial information are further described under the heading “Additional Information” below.

Expenses/Earnings

FOXO expects to incur a variety of expenses in connection with its MGA, Services and Proprietary Insurance businesses and expects to incur additional costs as a public company, such as additional legal, accounting, compliance and other similar costs.

Costs associated with FOXO MGA arrangements are expected to consist primarily of the commissions that FOXO will pay to sales agents who distribute policies to consumers. FOXO also expects to incur costs associated with the saliva-based test kits which it expects to be provided in connection with each policy sold, at a cost to FOXO of $160 per kit (assumed through the projection period but will vary depending on volume). The principal allocated expense associated with FOXO Services is expected to be the cost of the saliva-based test kit ($160 per policy sold is assumed but will vary depending on volume). Relative to FOXO Proprietary Insurance, costs include assumed benefit payments on insurance policies due to mortality, net of reinsurance, various underwriting and other administrative expenses, the costs of the saliva-based test kits and certain amounts of allocated marketing spend.

On a consolidated basis, FOXO management also provided Delwinds with forecasts of other expenses, including wages, investments in research and development, marketing spend, IT costs, professional fees and other miscellaneous costs. Over the next one to two years, FOXO expects to require meaningful increases in its total cost of wages, reflecting increased hiring needed to support the commencement of its commercial activities. This is expected to include additional resources to assist in distribution and in IT. Investments in research and development are also expected to increase over the next year as FOXO remains focused on completing its current research projects, including the Physicians’ Health Study, Validation Study and Parallel Run Study, among others, and looks to invest in additional studies that will assist them in improving the accuracy of already discovered saliva-based biomarkers and potentially discovering new biomarkers.

Because FOXO expects to incur significant near-term expenses associated with its expected investments in hiring, marketing and other operating expenses, FOXO expects its operating results will reflect lower earnings in the near term. However, as revenue and gross profits grow and investment in hiring, marketing and other operating expenses slows, FOXO believes it can achieve profitability in the longer term.

Additional Information

The inclusion of financial projections in this joint proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that Delwinds, FOXO, their respective directors, officers, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. No person has made or makes any representation or warranty to any Delwinds stockholder regarding the information included in these financial projections. FOXO will not refer back to the financial projections in its future periodic reports filed under the Exchange Act. The financial projections have not been audited. Neither the independent registered public accounting firms of FOXO or Delwinds nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections contained or described in this joint proxy statement/consent solicitation statement/prospectus, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the registered independent public accounting firms of Delwinds and FOXO assume no responsibility for the financial projections.

The financial projections were developed in good faith by FOXO’s management team based on their reasonable best estimates and taking into account the following material estimates and hypothetical assumptions, which assumptions relative to industry averages were developed based on FOXO management’s experience and consultation by FOXO with its advisors, including recognized life insurance industry consultants:

•        commercialization and favorable market acceptance of FOXO technology services, consumer engagement offering and life insurance products beginning in late 2022 and continuing through 2027;

•        FOXO establishes brand awareness and acceptance of its products within the life insurance industry and by customers;

•        accelerated life insurance products will continue to grow as a proportion of all life insurance products sold, replacing traditional medical underwriting which requires blood and urine collection. FOXO expects to capture a portion of the market share of the incremental growth in accelerated underwriting in the longer term;

•        that, by supplementing accelerated underwriting with saliva-based underwriting, FOXO will achieve a competitive market position relative to other industry participants because the carriers utilizing FOXO products will be able to use the additional information provided to them through FOXO technology to underwrite more complex risks than can be done with accelerated underwriting alone; and

•        that, since the US life insurance industry is highly concentrated, by partnering with larger life insurance companies that will utilize FOXO’s technology for saliva-based underwriting and consumer H&W engagement, FOXO will be able to achieve a significant customer base and leading market position by pursuing a business model that incorporates multiple elements focused on integrating epigenetic data in life insurance and related health and wellness products and services.

The financial projections are subjective in many respects. As a result, there can be no assurance that the financial projections will be realized or that actual results will not be significantly higher or lower than estimated. Since the financial projections cover multiple years, that information by its nature becomes less predictive with each successive year. FOXO has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including Delwinds. Neither FOXO’s management nor its representatives has made or makes any representations to any person regarding the ultimate performance of FOXO relative to the financial projections. The financial projections are not fact nor a guarantee of actual future performance. The future financial results of FOXO may differ materially from those expressed in the financial projections due to factors beyond FOXO’s ability to control or predict.

Comparable Company Considerations

Comparable Company Selection

The Delwinds Board reviewed benchmarking analyses based on the business profile and prospective financial results of FOXO relative to existing publicly traded companies across the following categories: High Growth Distribution, Diagnostics Biotech, and Insurtech. In determining the appropriateness of comparability for each category we considered growth rates, nature of revenues, balance sheet requirements, research and development expenditures, the nature of proprietary technology and regulatory framework. Companies in each of the three categories used in the benchmarking analysis have some business model similarity to FOXO which make them relevant for comparison and valuation purposes. None of the selected companies in each category have characteristics identical to FOXO.

The benchmarking analysis considered by the Delwinds Board for the three categories of public companies can be summarized as follows:

•        High Growth Distribution:    These companies are generally involved in the distribution of insurance products. They receive fees and commissions for acting as an insurance intermediary. FOXO’s MGA business model has similarities to the companies in this category. Similar to FOXO, these companies exhibit high growth rates relative to other public companies operating in insurance distribution, have recurring revenues and limited balance sheet risk.

Companies in this category include: BRP Group, Goosehead Insurance, Hagerty, and Ryan Specialty Group.

•        Diagnostics Biotech:    These companies are generally involved in providing diagnostic services related to the analysis of DNA for research purposes and clinical diagnoses. They generate revenue by providing their diagnostic technology to various healthcare stakeholders including physicians/hospitals/practices, for diagnostics that require a prescription, and individuals for those, such as 23andMe, that do not require a prescription. FOXO’s Services business model has similarities to the companies in this category to the extent FOXO is tracking epigenetic changes to DNA and uses variations of DNA sequencing technologies used by the comparable companies in this category. These companies tend to be impacted by key drivers similar to FOXO, including advancements in science and technology, specifically faster and less expensive DNA sequencing technologies, more intelligent AI and machine learning algorithms to amalgamate and interpret DNA sequencing results, access to investment capital and regulatory oversight as it pertains to healthcare in the US.

Companies in this category include: Adaptive Biotechnologies, Biocartis, CareDx, Exact Sciences, Guardant, Invitae, Myriad Genetics, Natera, Prenetics, Sema4, Veracyte, and 23andMe.

•        Insurtech:    The Delwinds Board considered the HSCM Public Insurtech Index, which provides a broad perspective of insurance technology businesses and is less influenced by the unique circumstances of any specific company. The index is comprised of 22 companies which broadly share business model similarities to FOXO given they operate in the insurance industry with a focus on innovation, including in distribution, product design, and user experience, among other things.

Companies in this category include: Bright Health Group, BRP Group, CCC Intelligent Solutions, Clover Health, Doma, Duck Creek Technologies, Essent Group, EverQuote, GoHealth, Goosehead Insurance, Guidewire Software, Hippo Holdings, Kinsale Capital Group, Lemonade, MediaAlpha, Metromile, Oscar Health, Palomar Holdings, QuinStreet, Root, SelectQuote, and Trupanion.

Comparable Company Valuation Approach

Delwinds evaluated expected revenue growth rates and the ratio of enterprise value (“EV”) to expected future revenues for the three categories of comparable companies as displayed below:

	FOXO(1)	High Growth Distribution	Diagnostics Biotech	Insurtech
’22–‘23E Revenue Growth(2)	156%	36%	27%	29%
’23–‘24E Revenue Growth(3)	105%	29%	28%	22%
Average 2023E EV/Revenue(2)	2.5x	8.2x	4.4x	3.0x
Average 2024E EV/Revenue(3)	1.0x	6.3x	3.6x	1.7x

Sources: Public company SEC filings accessed via SEC website, publicly-available investor presentations, FactSet, and SNL. Market data as of 02/18/2022.

____________

(1)      FOXO projected revenue growth between 2022E-2023E is 6,000%+ and not deemed meaningful. For purposes of comparability Delwinds considered future FOXO revenue growth rates between 2023E-2024E and 2024E-2025E to illustrate a sufficiently scaled business.

(2)      High Growth Distribution based on 2021E-2022E revenue growth rates and 2022E average EV/revenue metrics due to lack of sufficient analyst estimates beyond 2023. FOXO based on 2023E-2024E revenue growth rates.

(3)      High Growth Distribution based on 2022E-2023E revenue growth rates and 2023E average EV/revenue metrics due to lack of sufficient analyst estimates beyond 2023. FOXO based on 2024E-2025E revenue growth rates.

The Delwinds Board considered the financial profile of FOXO including FOXO management’s incorporation into the financial projections provided to Delwinds assumptions that: (i) FOXO’s revenues begin to scale in 2023E, (ii) EBITDA turns positive in 2024E and (iii) by 2025, FOXO’s business achieves a sufficiently scaled profile, including MGA revenues and Services revenues. The forecasted 2025E business growth profile of FOXO was compared to the average long-term growth rates and implied future revenue multiples for comparable companies in the selected categories. The Delwinds Board observed that High Growth Distribution companies trade at the high end of a range of 6.3x future revenue while Insurtechs trade at 1.7x future revenue. High Growth Distribution businesses are generally profitable on an earnings and EBITDA basis and support a higher trading multiple. Comparable companies in the

Insurtech category generally do not consistently achieve profitability until future years and trade at a relatively lower multiple of future revenues at 1.7x. Diagnostic Biotech comparable companies straddle High Growth Distribution and Insurtech multiples and trade at 3.6x future revenues.

A range of future total EV/revenue multiples of 1.7x — 6.3x were applied to FOXO’s FY2025 estimated revenue of $789 million. These multiples were chosen as they represent the low and high EV / revenue multiples of the comparable groups of companies. FOXO’s 2025E revenue was used as that was considered the year in which the FOXO MGA and FOXO Services businesses were sufficiently scaled. This methodology produced an implied 2025 EV of $1.4 — $5.0 billion. This range was then discounted by 4 years to a current value using a 50% discount rate, resulting in an implied EV of $0.3 – $1.0 billion based on public comparables. The Delwinds Board selected a discount rate of 50% to reflect its judgment of macro-economic and inherent company-specific risks, including FOXO’s ability to execute on its business plan.

The mid-point of the EV range produced by the comparable company analysis of $0.6 billion (based on the range of $0.3 — $1.0 billion), was compared to FOXO’s enterprise value $369 million, implying a 41% discount for the transaction value of the Business Combination. The $369 million transaction value represents a 2.5x multiple of FOXO’s 2023E revenue of $150 million and 1.0x multiple of FOXO’s 2024E revenue of $385 million.

Satisfaction of 80% Test

It is a requirement under the NYSE listing rules that any business acquired by Delwinds have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. After consideration of the factors identified and discussed in the section of this joint proxy statement/consent solicitation statement/prospectus titled “Recommendations of the Special Committee and Delwinds Board and Reasons for Approval of the Business Combination,” including the financial analysis of FOXO conducted by Delwinds and considered in approving the transaction, primarily including a comparison of comparable companies, the Delwinds Board determined that FOXO had a fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account) as of February 24, 2022, the date that the Merger Agreement was executed.

Anticipated Accounting Treatment

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Delwinds will be treated as the acquired company and FOXO will be treated as the acquirer for financial statement reporting purposes. FOXO has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        FOXO’s existing securityholders will have the greatest voting interest in the Combined Company;

•        the largest individual minority stockholder of the Combined Company is an existing stockholder of FOXO;

•        FOXO’s directors will represent [___] out of seven board seats for the Combined Company’s Board;

•        FOXO’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the Combined Company’s executive board of directors;

•        FOXO’s senior management will be the senior management of the Combined Company; and

•        FOXO Technologies Inc. operations will be the only continuing operations of the Combined Company.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Delwinds’ shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in favor of the proposals presented at the Delwinds Special Meeting. In the event that the Sponsor or directors, officers or advisors or their affiliates of Delwinds purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. None of Delwinds’ directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination and other proposals or, where the purchases are made by the Sponsor, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. The Business Combination is not subject to these requirements.

At any time before or after consummation of the Business Combination, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither Delwinds nor FOXO is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the prior approval of the Arkansas Insurance Commissioner (“Commissioner”) discussed in the next paragraph.

FOXO indirectly owns and controls FOXO Life Insurance Company, an Arkansas domestic stock life insurer, and upon the consummation of the Business Combination, Delwinds will directly own and control FOXO. Therefore, Delwinds will acquire indirect control of FOXO Life Insurance Company upon consummation of the Business Combination. Acquisition of control of an Arkansas domestic insurer requires, under Arkansas insurance laws, the prior approval of the Commissioner. Accordingly, Delwinds has filed a Form A Statement Regarding the Acquisition of Control of a Domestic Insurer (“Form A”) with the Commissioner applying for approval of Delwinds’ acquisition of control of FOXO Life Insurance Company. A public hearing regarding the Form A is required to be held by the Commissioner within 30 days after a complete Form A has been filed. The Commissioner must make a determination within the 60 day period preceding the effective date of the proposed transaction. The Commissioner shall approve the acquisition of control unless, after the public hearing, he finds that (1) after the change of control FOXO Life Insurance Company would not satisfy the requirements for issuance of a license to write the lines of insurance for which it is presently licensed; (2) the effect of the acquisition of control would substantially lessen competition in insurance in Arkansas or tend to create a monopoly; (3) the financial condition of Delwinds is such that it might jeopardize the financial stability of FOXO Life Insurance Company or prejudice the interest of its policyholders; (4) the terms of the Business Combination are unfair and unreasonable to FOXO; (5) any plans Delwinds has to make any material change in FOXO Life Insurance Company’s business, corporate structure or management are unfair and unreasonable to FOXO Life Insurance Company’s policyholders and not in the public interest; or (6) the competence, experience and integrity of those persons who would control the operation of FOXO Life Insurance Company are such that it would not be in the interest of policyholders of FOXO Life Insurance Company and of the public to permit the acquisition of control by Delwinds.

Material Differences in Stockholder Rights

A summary of the material differences between the current rights of Delwinds stockholders under Delwinds’ certificate of incorporation and bylaws, each as amended to the date of this joint proxy statement/consent solicitation statement/prospectus, and the rights of FOXO Stockholders, post-Closing, under the Proposed Charter and the Proposed Bylaws, is set forth under the section titled “Comparison of Stockholder Rights.”

Vote Required for Approval

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of Delwinds common stock vote “FOR” the Charter Proposal, and holders of a majority of the Delwinds common stock represented at the Delwinds Special Meeting by person or proxy vote “FOR” the Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Management Contingent Share Plan Proposal. Failure to vote by proxy or to vote in person online at the Delwinds Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Charter Proposal, but if a quorum is otherwise properly established at the Delwinds Special Meeting, such abstentions will not be counted for purposes of a vote on the remaining Proposals.

As of the Record Date, the Sponsor and Delwinds’ directors and officers have agreed to vote any shares of Delwinds common stock owned by them in favor of the Business Combination and the Required Proposals. As a result, in addition to Delwinds’ initial stockholders’ Founder Shares, Delwinds would need only 2,691,915, or approximately 16.1%, of the Public Shares, to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming all outstanding shares are voted); or no additional shares (assuming only the minimum number of shares representing a quorum are voted and assuming the Sponsor, our officers and directors and their affiliates do not purchase any units in or after our initial public offering). As of the date hereof, the Sponsor and Delwinds’ directors and officers have not purchased any Public Shares.

Recommendation of the Board of Directors

DELWINDS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE CHARTER PROPOSAL (PROPOSAL 3)

If the Business Combination is to be consummated, Delwinds will replace the Current Charter (as amended following the approval of the NTA Proposal), with the Proposed Charter in the form attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B, which, in the judgment of the Special Committee and the Delwinds Board, is necessary to adequately address the needs of the Combined Company following the Closing.

The following table sets forth a summary of the principal proposed changes and the differences between the Current Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Current Charter	Proposed Charter
Number of Authorized Shares

The Current Charter authorized 44,000,000 shares, consisting of (a) 43,000,000 shares of common stock, including (i) 36,000,000 shares of Delwinds Class A common stock, and (ii) 7,000,000 shares of Delwinds Class B common stock, and (b) 1,000,000 shares of preferred stock.

The Proposed Charter increases the total number of authorized shares of all classes of capital stock to 520,000,000 shares, consisting of (i) 500,000,000 shares of Class A Common Stock, (ii) 10,000,000 shares of Class V Common Stock and (iii) 10,000,000 shares of preferred stock, each having a par value of $0.0001.

Upon consummation of the Business Combination, we expect there will be approximately 40,564,519 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock outstanding. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Name	Delwinds Insurance Acquisition Corp.	FOXO Technologies Inc.
Purpose

The Current Charter provides that the purpose of Delwinds is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Delwinds by law and those incidental thereto, Delwinds shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Delwinds, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Delwinds and one or more businesses.

The Proposed Charter provides that the purpose of the Combined Company is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

	Current Charter	Proposed Charter
Voting

The Current Charter provides that the holders of the Delwinds Class A common stock and the Delwinds Class B common stock exclusively possess all voting power with respect to Delwinds. The holders of shares of Delwinds common stock shall be entitled to one vote for each such share on each matter properly submitted to Delwinds stockholders on which the holders of Delwinds common stock are entitled to vote.

Holders of Class A Common Stock will be entitled to cast one vote per Class A share, while holders of Class V Common Stock will be entitled to cast 10 votes per Class V share. Generally, holders of all classes of the Combined Company common stock vote together as a single class, and an action is approved by the Combined Company stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast.

Duration of Existence

The Current Charter provides that if Delwinds fails to complete an initial business combination within 18 months from the closing of the Offering (subject to the requirements of law), it will be required to dissolve and liquidate its trust account by returning the then-remaining funds in such account to the Public Stockholders.

The Proposed Charter deletes the liquidation provision in the Current Charter and retains the default of perpetual existence under the DGCL.
Provisions Specific to a Blank Check Company	Under the Current Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Proposed Charter deletes the provisions previously included as Article IX in the Current Charter in their entirety because, upon consummation of the Business Combination, Delwinds will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the Offering be held in a trust account until a business combination or liquidation of Delwinds and the terms governing Delwinds’ consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Amendment to Certificate of Incorporation

The Current Charter requires a separate or specific vote for:

•   Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;

•   Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Delwinds Class B common stock, which require a separate class vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding;

The Proposed Charter requires a separate or specific vote for:

•   Amendments that relate solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon;

•   Amendments that would alter or change the conversion rights of the Class V Common Stock, or the issuance of any separate class of stock

	Current Charter	Proposed Charter

•   Amendments to the provisions of the current certificate of incorporation related to the requirements for Delwinds’ initial business combination, redemption rights, distributions from the trust account, certain share issuances, transactions with affiliates, minimum value of target, which prior to the consummation of Delwinds’ initial business combination require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the Delwinds common stock; and

•   Amendments to the provisions of the Current Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of Delwinds in respect of any act or omission occurring prior to the time of such amendment.

with voting rights different from that of the Class A Common Stock, shall require the affirmative vote of holders of a majority of Class A Common Stock (voting separately as a single class);

•   Amendments to the provisions of the Proposed Charter related to preferred stock; the management of the business and for the conduct of the affairs of the Combined Company; special meetings, liabilities of directors of the Combined Company; restrictions on any business combination with any interested stockholder; indemnification of directors and officers of the Combined Company; and forum require the affirmative vote of the holders of at least sixty six and two-thirds percent (662/3%) of the total voting power of all the then outstanding shares of stock of the Combined Company entitled to vote thereon, voting together as a single class; and

•   Amendments to the provisions of the Current Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of Delwinds in respect of any act or omission occurring prior to the time of such amendment.

Composition of the Board of Directors

Under the Current Charter, Article V sets out the composition of the Board of Directors, dividing the board into three (3) classes, as nearly equal in number as possible, Class I, Class II and Class III.

The Proposed Charter provides that the Combined Company Board will consist of one class of directors only, whose term will continue to the next annual meeting of stockholders.
Choice of Forum

The Current Charter provides that unless Delwinds consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any Delwinds stockholder to bring (i) any derivative action or proceeding brought on behalf of Delwinds, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Delwinds to Delwinds or Delwinds stockholders, (iii) any action asserting a claim against Delwinds, its

Unless the Combined Company consents in writing to the selection of an alternative forum, the Proposed Charter generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of the Combined Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Combined Company to the Combined

Current Charter	Proposed Charter

directors, officers or employees arising pursuant to any provision of the DGCL or the Current Charter or the Delwinds bylaws, or (iv) any action asserting a claim against Delwinds, its directors, officers or employees governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and unless Delwinds consents in writing to the selection of an alternative forum.

Company or the Combined Company’ stockholders, (iii) any action asserting a claim against the Combined Company, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Proposed Charter or the Proposed Bylaws and (iv) any action asserting a claim against the Combined Company, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions, unless the Combined Company consents in writing to an alternative forum. The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Reasons for the Amendments to Delwinds’ Charter

In the judgment of the Special Committee and the Delwinds Board, the Proposed Charter is necessary to address the needs of the Combined Company following the Closing. In particular:

•        The greater number of authorized shares of capital stock is desirable for the Combined Company to have sufficient shares to complete the Business Combination. Additionally, the Special Committee and the Delwinds Board believe that it is important for us to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The Special Committee and the Delwinds Board believe that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Following the consummation of the Business Combination, all outstanding shares of Delwinds Class A common stock will be reclassified as shares of Class A Common Stock on a one-to-one basis.

•        The Proposed Charter provides that holders of shares of Class V Common Stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, Mr. Sabes will be the sole beneficial owner of shares of Class V Common Stock, and those shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides Mr. Sabes with a greater ability to control the outcome of matters requiring stockholder approval than holders of an equal number of shares of Class A Common Stock would have. We believe that our success rests on our ability to undertake a long-term view and Mr. Sabes’ enhanced voting interest will enhance the Combined Company’s ability to focus on long-term value creation and help insulate the Combined Company from short-term outside influences. Mr. Sabes’ voting interest resulting from his beneficial ownership and control of shares of Class V Common Stock may also provide the Combined Company with greater flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Mr. Sabes’ influence with respect to the Combined Company.

•        The additional changes to the Current Charter, including the name change from “Delwinds Insurance Acquisition Corp.” to “FOXO Technologies Inc.,” the change in purpose, the change in duration of existence, and the deletion of provisions specific to a blank check company, are necessary to adequately address the needs of the Combined Company following the Closing. The elimination of certain provisions related to Delwinds’ status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve Delwinds and allow the Combined Company to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the Special Committee and the Delwinds Board believe it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Current Charter require that proceeds from Delwinds Offering be held in the Trust Account until a business combination or liquidation of Delwinds has occurred. These provisions cease to apply once the Business Combination is consummated.

•        The Delwinds’ board recognizes that corporate governance standards have continued to evolve in recent years, resulting in a majority of Fortune 500 companies having implemented annual director elections. Furthermore, a classified board structure may appear to reduce director accountability to stockholders since this structure does not permit stockholders to express a view on each director’s performance by means of an annual vote. The Special Committee and the Delwinds Board also recognize that many institutional investors and commentators now believe that the election of directors is the primary means for stockholders to influence corporate governance policies and to hold the board and management accountable for implementing those policies. Although the Special Committee and the Delwinds Board believe that declassifying the Combined Company Board is in the best interests of the Combined Company’s stockholders, the board is aware that there may be disadvantages to a declassified board structure. For example, a classified board structure may provide increased board continuity and stability and encourage directors to focus on the long-term productivity of a company. Additionally, classified boards may provide additional protections against unwanted, and potentially unfair and abusive, takeover attempts and proxy contests, as they make it more difficult for a substantial stockholder to gain control of a board of directors without the cooperation or approval of incumbent directors. However, after considering the foregoing, the Special Committee and the Delwinds Board believe that the declassification of the Combined Company’s board under this proposal is in the best interests of the Combined Company’s stockholders.

•        The Special Committee and the Delwinds Board believe the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that the Combined Company is not subject to such types of claims in numerous jurisdictions, unless the Combined Company consents in writing to the selection of an alternative forum.

Vote Required for Approval

This Charter Proposal will be approved and adopted only if the holders of a majority of the issued and outstanding shares of Delwinds common stock vote “FOR” the Charter Proposal and each of the Business Combination Proposal, the NYSE Proposal, the Incentive Plan Proposal and the Management Contingent Share Plan Proposal are approved at the Delwinds Special Meeting. Failure to vote by proxy or to vote in person online at the Delwinds Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Charter Proposal.

Recommendation of the Board

DELWINDS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

ADVISORY CHARTER PROPOSALS (PROPOSALS 4 – 8)

In connection with the Business Combination, Delwinds is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the NTA Proposal and the Charter Proposal. Pursuant to SEC guidance, Delwinds is submitting these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Delwinds or the Delwinds Board (separate and apart from the approval of the NTA Proposal and the Charter Proposal). In the judgment of the Special Committee and the Delwinds Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the NTA Proposal).

Delwinds stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented as five separate sub-proposals (the “Advisory Charter Proposals”):

(a)     Advisory Charter Proposal 4 — to change the corporate name of the Combined Company to “FOXO Technologies Inc.” on and from the time of the Business Combination;

(b)    Advisory Charter Proposal 5 — to increase the authorized shares of capital stock of the Combined Company to 520,000,000 shares of capital stock, consisting of (a) 500,000,000 shares of Class A Common Stock, 10,000,000 shares Class V Common Stock and (b) 10,000,000 shares of preferred stock;

(c)     Advisory Charter Proposal 6 — to provide that holders of Class A Common Stock will be entitled to one vote per share of Class A Common Stock and holders of Class V Common Stock will be entitled to ten votes per share of Class V Common Stock;

(d)    Advisory Charter Proposal 7 — to change the size of the Combined Company Board to seven (7) directors and to declassify the board;

(e)     Advisory Charter Proposal 8 — to remove certain blank check provisions that will no longer be necessary upon consummation of the Business Combination.

Reasons for the Charter Amendments

In the judgment of the Board, the amendments to the Current Charter are desirable for the following reasons:

•        the name of the new public entity is desirable to reflect the Business Combination with FOXO and the combined business going forward;

•        the greater number of authorized number of shares of capital stock is desirable for the Combined Company to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the equity grants currently outstanding or made under the Incentive Plan (assuming it is approved at the Delwinds Special Meeting);

•        the dual class stock structure may offer stability to the Combined Company and enable it to pursue its long-term strategy. At the same time, the dual class stock contains a number of protections for stockholders, including certain transfer restrictions and termination provisions applicable to shares of Class V Common Stock;

•        it is desirable to change certain provisions relating to the Combined Company board, among other provisions of the Proposed Charter, in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the Combined Company board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt; and

•        it is desirable to delete the provisions that relate to the operation of Delwinds as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

The approval of each of the Advisory Charter Proposals requires the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast in respect of the relevant Proposal and entitled to vote thereon at the Delwinds Special Meeting, voting together as a single class.

A copy of the Proposed Charter, as will be in effect and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B.

Recommendation of the Board

DELWINDS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE “FOR” EACH OF THE ADVISORY CHARTER PROPOSALS.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 9)

Overview

Assuming the Business Combination Proposal and the NYSE Proposal are approved, stockholders are being asked to approve the FOXO Technologies Inc. 2022 Equity Incentive Plan (the “Incentive Plan”) and the material terms thereunder. The Delwinds Board has approved the Incentive Plan, subject to stockholder approval of this proposal at the Delwinds Special Meeting.

The Incentive Plan

The purposes of the Incentive Plan are to (a) enable the Combined Company and its affiliates to attract and retain the types of employees, directors, and consultants who will contribute to the company’s long range success; (b) provide incentives that align the interests of employees, directors, and consultants with those of the Combined Company’s stockholders; and (c) promote the success of the Combined Company’s business.

Summary of the Incentive Plan

The principal terms of the Incentive Plan are summarized below. The following summary is qualified in its entirety by the full text of the Incentive Plan, which appears as Annex D to this joint proxy statement/consent solicitation statement/prospectus.

Eligibility

Employees (including officers), non-employee directors and consultants who render services to the Combined Company or an affiliate thereof (whether now existing or subsequently established) are eligible to receive awards under the Incentive Plan. Incentive Stock Options may only be granted to employees of the Combined Company or a parent or subsidiary thereof. As of and assuming closing of the Business Combination based on current information applicable to FOXO, approximately 50- employees, including six executive officers, two non-employee directors, and 32 consultants would be eligible to participate in the Incentive Plan.

Administration

The compensation committee of the Combined Company Board (or such other committee as may be designated by the Combined Company Board, or in the absence of any such committee, the full Board of Directors) (the “Committee” or “administrator”), will administer the Incentive Plan. Subject to the terms of the Incentive Plan, the Committee will have complete authority and discretion to determine the terms of awards under the Incentive Plan.

Types of Awards

The Incentive Plan provides for the grant of stock options, which may be incentive stock options (“ISOs”) or non-qualified stock options (“NQSOs”), stock appreciation rights (“SARs”), restricted shares, restricted stock units (“RSUs”) and other equity-based awards, or collectively, awards.

Share Reserve

The number of shares of Class A Common Stock that may be issued under the Incentive Plan is equal to ten percent (10%) of the aggregate number of shares of the Combined Company common stock issued and outstanding immediately after the Closing (giving effect to the Redemption). All of the shares available under the Incentive Plan may be issued upon the exercise of ISOs.

Awards granted under the Incentive Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Incentive Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

If options, SARs, restricted stock, RSUs or any other awards are forfeited, cancelled or expire before being exercised or settled in full, the shares subject to such awards will again be available for issuance under the Incentive Plan. Notwithstanding anything to the contrary contained herein: shares subject to an award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an option, (b) shares delivered or withheld by the company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled SAR or other Awards that were not issued upon the settlement of the award. Shares issued under the Incentive Plan may be authorized but unissued shares or treasury shares. As of the date hereof, no awards have been granted under the Incentive Plan.

Annual Limitation on Awards to Non-Employee Directors

The grant date fair value of Plan awards granted to each non-employee director during any calendar year may not exceed $500,000 (on a per-director basis).

Stock Options

The Incentive Plan authorizes the grant of ISOs and NQSOs (each an “Option”). Options granted under the Incentive Plan entitle the grantee, upon exercise, to purchase a specified number of shares of common stock from us at a specified exercise price per share. The administrator of the Incentive Plan will determine the period during which an Option may be exercised, as well as any Option vesting schedule, except that no Option may be exercised more than 10 years after the date of grant and will generally expire sooner if the optionholder’s service terminates. The exercise price for shares of common stock covered by an Option cannot be less than the fair market value of the common stock on the date of grant unless pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Internal Revenue Code.

An Option’s exercise price may be paid in cash or by certified check at the time the Option is exercised, or, at the discretion of the administrator, (1) a stock-for-stock exchange whereby the exercise price is paid by exchange of other common stock with a fair market value equal to the Option exercise price; (2) a “cashless” exchange established with a broker; (3) by reducing the number of shares of common stock otherwise deliverable upon exercise with the fair market value equal to the aggregate Option exercise price; (4) any combination of the previous methods; or (5) in any other form of legal consideration that may be acceptable by the administrator.

Tax Limitations on Incentive Stock Options

The aggregate fair market value, determined on the date of grant, of shares for which ISOs granted under the Incentive Plan first become exercisable by a participant during any calendar year shall not exceed $100,000, and any amount in excess of $100,000 shall be treated as NQSOs. If an ISO is granted to any employee who owns more than 10% of the total combined voting securities of the company, the exercise price of such ISO shall be at least 110% of the fair market value of the common stock on the date of grant, and such ISO shall not be exercisable more than five years after the date of grant.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the company common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. The grant price for a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant. Subject to the provisions of the, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable.

Restricted Stock Awards

Restricted stock may be granted under the Incentive Plan. Restricted stock awards are grants of shares of company common stock that vest in accordance with terms and conditions established by the Committee. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the Incentive Plan, will determine the terms and conditions of such awards. The Committee may impose whatever conditions to vesting it determines to be appropriate. The Committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Recipients of restricted stock awards generally will have voting rights with respect to such shares upon grant unless the administrator provides otherwise. Unless the administrator determines otherwise, during the restricted period, all dividends or other distributions paid upon any restricted stock awards will be retained by the company for the account of the recipient. Such dividends or other distributions will revert to the company if for any reason the restricted stock award upon which such dividends or other distributions were paid reverts to the company. Upon the expiration of the restricted period, all such dividends or other distributions made on such restricted share and retained by the company will be paid to the recipient, with or without interest as determined by the administrator.

Restricted Stock Units

Restricted stock units may be granted under the Incentive Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of company common stock. Subject to the provisions of the Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may also grant restricted stock units with a deferral feature, whereby settlement is deferred beyond the vesting date or lapse of the restricted period until the occurrence of a future payment date or event set forth in an award agreement (“Deferred Stock Units”). A holder of restricted stock units will have only the rights of a general unsecured creditor of the company, until the delivery of shares, cash or other securities or property. On the delivery date, the holder of each restricted stock unit not previously forfeited or terminated will receive one share, cash or other securities or property equal in value to one share or a combination thereof, as specified by the administrator.

Other Equity-Based Awards

The Incentive Plan also authorizes the grant of other types of equity-based awards based in whole or in part by reference to the company’s common stock. The administrator will determine the terms and conditions of any such awards.

Change in Control

Unless otherwise provided in an award agreement, under the Incentive Plan, if a participant is terminated without cause or for good reason during the 12-month period following a change in control (as defined in the Incentive Plan), all of such participant’s outstanding awards shall vest and be immediately exercisable as of the date of termination. With respect to awards subject to performance goals, in the event of a change in control, all incomplete performance periods in respect of such awards in effect on the date the change in control occurs shall end on the date of such change and the administrator shall (i) determine the extent to which performance goals with respect to each such performance period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable participant partial or full awards with respect to performance goals for each such performance period based upon the administrator’s determination of the degree of attainment of performance goals or, if not determinable, assuming that the applicable “target” levels of performance have been attained, or on such other basis determined by the administrator. In addition, in the event of a change in control, the administrator may in its discretion cash out any or all outstanding awards immediately before the change in control.

Changes to Capital Structure

In the event of certain changes in capitalization, including a stock split, reverse stock split or stock dividend, proportionate adjustments will be made in the number and kind of shares available for issuance under the Incentive Plan, the limit on the number of shares that may be issued under the Incentive Plan as ISOs, the number and kind of shares subject to each outstanding award and/or the exercise price of each outstanding award.

Duration, Amendment and Termination

The administrator of the Incentive Plan may suspend or terminate the Incentive Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate on the tenth anniversary of its effective date. The administrator may also amend the Incentive Plan at any time, except that no amendment shall be effective unless approved by our stockholders, to the extent stockholder approval is necessary to satisfy any applicable laws. No change may be made that increases the total number of shares of common stock reserved for issuance pursuant to awards or reduces the minimum exercise price for options or exchange of options for other awards, unless such change is authorized by our stockholders. No modification may be made to an outstanding award under the Incentive Plan if such modification effects a “repricing” of the award unless such a repricing is approved by our stockholders. A termination or amendment of the Incentive Plan will not, without the consent of the participant, materially impair the rights under a previously granted award.

Restrictions on Transfer

ISOs may not be transferred or exercised by another person except by will or by the laws of descent and distribution. NQSOs may, in the sole discretion of the administrator, be transferable to certain permitted transferees as provided in the individual award agreements.

International Participation

The administrator has the authority to implement sub-plans (or otherwise modify applicable grant terms) for purposes of satisfying applicable foreign laws, conforming to applicable market practices or for qualifying for favorable tax treatment under applicable foreign laws, and the terms and conditions applicable to awards granted under any such sub-plan or modified award may differ from the terms of the Incentive Plan. Any shares issued in satisfaction of awards granted under a sub-plan will come from the Incentive Plan share reserve.

U.S. Federal Income Tax Treatment

The following is a general summary of the current federal income tax treatment of awards, which are authorized to be granted under the Incentive Plan, based upon the current provisions of the Code and regulations promulgated thereunder. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, this discussion does not address the tax consequences under applicable state and local law.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE INCENTIVE Plan. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Incentive Stock Options

A participant will not recognize income on the grant, vesting, or exercise of an ISO. However, the difference between the exercise price and the fair market value of the common stock on the date of exercise is an adjustment item for purposes of the alternative minimum tax. If a participant does not exercise an ISO within certain specified periods after termination of employment, the participant will recognize ordinary income on the exercise of an ISO in the same manner as on the exercise of a NQSO, as described below.

Non-Qualified Stock Options and SARs

A participant generally is not required to recognize income on the grant or vesting of a NQSO or SAR. Instead, ordinary income generally is required to be recognized on the date the NQSO or SAR is exercised. In general, the amount of ordinary income required to be recognized is (a) in the case of a NQSO, an amount equal to the excess, if any, of the fair market value of the shares on the exercise date over the exercise price and (b) in the case of a SAR, the amount of cash and/or the fair market value of any shares received upon exercise. If the participant is an employee or former employee, the participant will be required to satisfy the tax withholding requirements applicable to such income.

Restricted Stock

A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Taxation of Share Grants from Remnant Share Pool

A participant who receives a share in connection with the allocation of shares from the plan’s remnant share pool will recognize taxable income at the time of the award. The amount of taxable income is equal to the fair market value of the shares on the award of the shares less the amount, if any, paid for the shares.

Restricted Stock Unit Awards

In general, no taxable income results upon the grant of an RSU. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the RSU.

Gain or Loss on Sale or Exchange of Shares

In general, gain or loss from the sale or exchange of shares of common stock granted or awarded under the Incentive Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange. However, if certain holding period requirements are not satisfied at the time of a sale or exchange of shares acquired upon exercise of an ISO (a “disqualifying disposition”), a participant generally will be required to recognize ordinary income upon such disposition.

Section 409A

The foregoing description assumes that Section 409A of the Code does not apply to an award. In general, options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. RSUs are subject to Section 409A unless they are settled within two and one half months after the end of the later of (a) the end of the company’s fiscal year in which vesting occurs or (b) the end of the calendar year in which vesting occurs. Restricted stock awards are not generally subject to Section 409A. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.

Deductibility by Company

The company will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the Incentive Plan. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the Incentive Plan. Although the administrator considers the deductibility of compensation as one factor in determining executive compensation, the administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the stockholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the administrator considers to be the most effective in attracting, motivating and retaining key employees.

Recommendation of the Board

THE DELWINDS BOARD UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

THE MANAGEMENT CONTINGENT SHARE PLAN PROPOSAL (PROPOSAL 10)

Overview

Assuming the Business Combination Proposal, the Incentive Plan Proposal and the NYSE Proposal are approved, stockholders are being asked to approve the FOXO Technologies Inc. Management Contingent Share Plan (the “Management Contingent Share Plan”) and the material terms thereunder. Our Board of Directors has approved the Management Contingent Share Plan, subject to stockholder approval at the Delwinds Special Meeting.

The Management Contingent Share Plan

The purposes of the Plan are to (a) secure and retain the services of certain key employees and service providers and (b) incentivize such key employees and service providers to exert maximum efforts for the success of the Combined Company and its affiliates.

Summary of the Management Contingent Share Plan

The principal terms of the Management Contingent Share Plan are summarized below. The following summary is qualified in its entirety by the full text of the Management Contingent Share Plan, which appears as Annex E to this joint proxy statement/consent solicitation statement/prospectus.

Eligibility

Employees (including officers), non-employee directors and consultants who render services to the Combined Company or an affiliate thereof (whether now existing or subsequently established) are eligible to receive awards under the Management Contingent Share Plan.

The compensation committee of FOXO Board as in effect prior to the Closing will select the participants in its sole discretion and determine the number of shares covered by each participant’s restricted share award. Only those individuals selected by such committee and granted restricted share awards under the Management Contingent Share Plan are eligible.

Administration

On and after the Closing, the Management Contingent Share Plan will be administered by the Compensation Committee of the Combined Company Board, provided such committee is composed of independent directors, or such other committee of the Combined Company Board, composed of independent directors, as is designated by the Board to administer the Management Contingent Share Plan (the “Committee”).

Subject to the terms of the Management Contingent Share Plan, the Committee will have complete authority to construe and interpret the plan and awards granted under it. The Committee shall be solely responsible for monitoring and determining whether or not any performance-based condition (described below) is achieved and any such determination shall be final and conclusive. The Committee may utilize whatever rules and processes it believes are appropriate in this determinative process. All determinations, interpretations, and constructions made by the Committee in good faith and consistent with the terms of the plan shall not be subject to review by any person and shall be final, binding, and conclusive on all persons.

Share Reserve

The number of shares of Class A Common Stock that may be issued under the Management Contingent Share Plan is 9,200,000 shares, subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted. It is expected that all of these 9,200,000 shares of Class A Common Stock will be issued to members of Combined Company management designated by FOXO management.

Types of Awards

The Management Contingent Share Plan provides for the grant of restricted share awards of Class A Common Stock. All of the shares of Class A Common Stock issued to a FOXO employee at the Closing will be issued pursuant to a “Restricted Share Award,” the terms of which shall apply to all shares issued to such recipient. For the purposes of the Management Contingent Share Plan, shares of restricted Class A Common Stock issued in accordance with such plan will be considered “vested” when they are no longer subject to forfeiture in accordance with the terms of such plan. Each restricted share award issued under the Management Contingent Share Plan will be subject to both a time-based vesting component and a performance-based vesting component.

Time-Based Vesting

Each restricted share award shall be subject to three service-based vesting conditions:

(a)     Sixty percent (60%) of a participant’s restricted share award will become vested on the third anniversary of the Closing if the participant is still employed by the company on such date (and has been continuously employed by the company from the date of grant through such vesting date).

(b)    An additional twenty percent (20%) of a participant’s restricted share award will become vested on the fourth anniversary of the Closing if the participant is still employed by the company on such date (and has been continuously employed by the company from the date of grant through such vesting date).

(c)     The final twenty percent (20%) of a participant’s restricted share award will become vested on the fifth anniversary of the Closing if the participant is still employed by the company on such date (and has been continuously employed by the company from the date of grant through such vesting date).

Performance-Based Vesting

In addition, to time-based vesting, one-third of each restricted share award may only become vested upon satisfaction of each of the following three performance-based conditions:

1.      The operational launch of digital online insurance products by FOXO LIFE Insurance Company (or its functional equivalent under a managing general agency relationship with a life insurance company), with at least 100 policies sold, within one year following the Closing;

2.      The signing of a commercial research collaboration agreement with an insurance company or reinsurance company for saliva-based epigenetic biomarkers in life insurance underwriting within two years following the Closing; and

3.      The implementation of saliva-based epigenetic biomarkers in life insurance underwriting by the Company, with at least 250 policies sold using such underwriting, within two years following the Closing.

Forfeiture of Restricted Share Awards

If a performance-based condition is not achieved within the specified timeframe then the one-third portion of each restricted share award that is associated to that performance-based condition will be permanently forfeited. The Committee shall be solely responsible for monitoring and determining whether or not any performance-based condition is achieved and any such determination shall be final and conclusive.

Any restricted stock awards that fail to vest due to a time-based vesting condition not being satisfied will be forfeited by the participant and the shares associated with that award will become part of a remnant pool.

Remnant Pool

Upon the fifth (5th) anniversary of the Closing, all shares in the remnant pool shall be allocated to one or more participants and in such amounts as selected and determined by the Committee. Notwithstanding the foregoing, no shares forfeited for failure to meet one or more performance-based conditions shall be available for allocation under the remnant share pool.

Change in Control

In the event of a change in control (as defined in the plan), all time-based vesting conditions and any performance-based vesting conditions whose time frame for achievement has not expired will be waived. Any restricted share awards that were forfeited due to failure to meet a performance-based vesting condition prior to the change in control will remain permanently forfeited.

Duration, Amendment and Termination

Unless sooner terminated, the Management Contingent Share Plan will terminate on the first to occur of (a) the date that 100% of the restricted share awards have become vested or (b) the first business day following the fifth (5th) anniversary of the Closing. The Combined Company Board may suspend or terminate the plan with the written consent of all remaining participants in the Management Contingent Share Plan (at the time of the proposed suspension or termination of the Management Contingent Share Plan). The Combined Company Board at any time, and from time to time, may amend, supplement, modify or restate the plan or any award provided that any such amendment applicable to a previously outstanding award shall not have an adverse effect on a participant or diminish the value of any previously outstanding award under the plan without participant’s prior written consent.

Restrictions on Transfer

Except for transfers without consideration to persons or entities related to a participant (family members, family trusts, etc.) restricted share awards may not be transferred to another person except in the sole discretion of the Committee.

U.S. Federal Income Tax Treatment

The following is a general summary of the current federal income tax treatment of awards, which are authorized to be granted under the Management Contingent Share Plan, based upon the current provisions of the Code and regulations promulgated thereunder. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, this discussion does not address the tax consequences under applicable state and local law.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT, VESTING, AND SETTLEMENT OF AWARDS UNDER THE MANAGEMENT CONTINGENT SHARE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Taxation of Restricted Share Awards on Grant and Vesting

A participant who receives a restricted share award generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives the restricted share award in an amount equal to the fair market value of the restricted shares (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Gain or Loss on Sale or Exchange of Shares

In general, gain or loss from the sale or exchange of shares of common stock granted or awarded under the Management Contingent Share Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange.

Deductibility by Company

The company will generally be entitled to an income tax deduction at the time and to the extent a participant recognizes ordinary income as a result of an award granted under the Management Contingent Share Plan. However, Section 162(m) of the Code may limit the deductibility of certain awards granted under the Management Contingent Share Plan. Although the Committee considers the deductibility of compensation as one factor in determining executive compensation, the Committee retains the discretion to award and pay compensation that is not deductible as it believes that it is in the stockholders’ best interests to maintain flexibility in the approach to executive compensation and to structure a program that the Committee considers to be the most effective in attracting, motivating and retaining key employees.

Vote Required

The approval of the Management Contingent Share Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting, assuming that a quorum is present. Abstentions will have no effect on this Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

Recommendation of the Board

THE DELWINDS BOARD UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE “FOR” THE MANAGEMENT
CONTINGENT SHARE PLAN PROPOSAL.

THE INSIDER LETTER AMENDMENT PROPOSAL (PROPOSAL 11)

Background and Overview

Delwinds stockholders are being asked to approve an amendment to the Insider Letter entered into at the time of the IPO by Delwinds, the Sponsor and certain individuals, each of whom is a member of the Delwinds Board and/or management team or an advisor of Delwinds (each, an “Insider” and collectively, the “Insiders”), to match the lock-up period reflected in the Lock-Up Agreements (such lock-up period of 180 days after the Closing to be effective only if this Insider Letter Amendment Proposal is adopted), which certain stockholders of FOXO entered into simultaneously with the Merger Agreement in connection with the Business Combination.

The Sponsor purchased 5,750,000 shares of the Delwinds Class B common stock on May 28, 2020. On November 30, 2020, the Sponsor returned to Delwinds, at no cost, an aggregate of 718,750 Founder Shares, which Delwinds cancelled, resulting in an aggregate of 5,031,250 founder shares outstanding and held by the Sponsor. The Founder Shares will automatically convert into shares of Class A Common Stock on a one-for-one basis upon consummation of the Business Combination.

As a condition to the IPO, the Sponsor, the Insiders and Delwinds entered into the Insider Letter on December 10, 2020 pursuant to which the Sponsor and each Insider agreed that, in particular, subject to certain limited exceptions, it, he or she shall not transfer any Founder Shares until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of the Delwinds Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Delwinds’ initial Business Combination or (y) the date on which Delwinds completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Delwinds stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Pursuant to the Insider Letter Amendment, the parties agreed that the lock-up with respect to the Founder Shares would commence upon the Closing and end 180 days after the Closing (subject to early release if FOXO consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party).

Why Delwinds Needs Stockholder Approval

As the Insider Letter was a condition to the IPO, Delwinds is seeking stockholder approval to enter into and consummate the Insider Letter Amendment to facilitate the consummation of the Business Combination.

Effect of Proposal

The Insider Letter Amendment will have an impact on the Sponsor’s ownership of the securities of the Combined Company following the Business Combination in a number of ways, including the Founder Shares being subject to a lock-up period of 180 days after the Closing (subject to early release if FOXO consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party).

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, to approve an amendment to the Insider Letter in the form appended to the joint proxy statement/consent solicitation statement/prospectus as Annex F.

Required Vote for Approval

The approval of the Insider Letter Amendment Proposal requires the affirmative vote of the holders of a majority of the shares of Delwinds common stock cast by the stockholders represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting.

Recommendation of the Board

THE DELWINDS BOARD UNANIMOUSLY RECOMMENDS THAT DELWINDS STOCKHOLDERS VOTE “FOR” THE INSIDER LETTER AMENDMENT PROPOSAL.

THE NYSE PROPOSAL (PROPOSAL 12)

Overview

In connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the Closing), for purposes of complying with the applicable listing rules of the NYSE:

•        the issuance, pursuant to the Merger Agreement, of up to [___] shares of Class A Common Stock to the FOXO Stockholders upon the Closing and up to [            ] shares of Class A Common Stock to be issued upon the conversion of shares of Class V Common Stock, which shall be issued to certain FOXO Stockholders upon the Closing.

•        The issuance, pursuant to the Support Subscription Agreements, of up to 597,813 shares of Class A Common Stock to the Subscription Investors.

•        the issuance, pursuant to the Cantor Agreement, of up to 4,284,000 shares of Class A Common Stock to the Cantor Investor (including 160,000 Cantor Commitment Shares).

For further information, please see the section entitled “The Business Combination Proposal (Proposal 2),” as well as the annexes to this joint proxy statement/consent solicitation statement/prospectus.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or (ii) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under Section 312.03(d) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, Delwinds expects to issue up to [___] shares of Class A Common Stock and up to [            ] shares of Class V Common Stock in connection with the Business Combination, up to 597,813 shares of Class A Common Stock to the Subscription Investors, assuming that the Subscription Investors subscribe to the maximum amount of Class A Common Stock pursuant to the terms of the Support Subscription Agreements, and up to 4,284,000 shares of Class A Common Stock in connection with the Cantor Agreement (including 160,000 Cantor Commitment Shares), assuming the Class A Common Stock trades at $10.00 throughout the draw down period and the Combined Company draws down fully the amount of shares of Class A Common Stock available under the Cantor Agreement. For further details, see “Business Combination Proposal.”

Accordingly, the aggregate number of shares of Delwinds common stock that Delwinds will issue in connection with the Business Combination, and the Cantor Agreement will exceed 20% of both the voting power and the shares of Delwinds common stock outstanding before such issuance and may result in a change of control of the registrant under Section 312.03(d) of the NYSE’s Listed Company Manual, and for these reasons, Delwinds is seeking the approval of Delwinds stockholders for the issuance of shares of Delwinds common stock pursuant in connection with the Business Combination, the Support Subscription Agreements, and the Cantor Agreement.

Effect of Proposal on Current Stockholders

If the NYSE Proposal is adopted, we will issue up to [___] shares of Class A common stock to FOXO Stockholders upon the Closing and up to [            ] shares of Class A Common Stock to be issued upon the conversion of shares of Class V Common Stock, which shall be issued to certain FOXO Stockholders upon the Closing and upon satisfaction of certain share price thresholds and certain other condition, up to 597,813 shares of Class A Common Stock to the Subscription Investors, assuming that the Subscription Investors subscribe to the maximum amount of Class A Common Stock pursuant to the terms of the Support Subscription Agreements, and up to 4,284,000 shares of Class A Common Stock in connection with the Cantor Agreement (including 160,000 Cantor Commitment Shares), assuming the Class A Common Stock trades at $10.00 per share throughout the draw down period and the Combined Company draws down fully the amount of shares of Class A Common Stock available under the Cantor Agreement.

The issuance of the shares of Delwinds common stock described above would result in significant dilution to Delwinds stockholders and result in Delwinds stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Delwinds.

Vote Required for Approval

If the Business Combination Proposal is not approved, the NYSE Proposal will have no effect and will not be presented at the Delwinds Special Meeting. The approval of the NYSE Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person online or by proxy and entitled to a vote at the Delwinds Special Meeting.

Failure to submit a proxy or to vote online during the Delwinds Special Meeting, an abstention from voting or a broker non-vote will have no effect on the NYSE Proposal.

Recommendation of the Delwinds Board

THE DELWINDS BOARD UNANIMOUSLY RECOMMENDS THAT
DELWINDS STOCKHOLDERS VOTE ‘‘FOR’’ THE NYSE PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 13)

Election of Directors

Pursuant to the Merger Agreement, Delwinds has agreed to take all necessary action, including causing the directors of Delwinds to resign, so that effective at the Closing, our entire board of directors will consist of seven individuals, a majority of whom will be independent directors in accordance with the requirements of NYSE.

At the Delwinds Special Meeting in lieu of a general meeting, it is proposed that seven directors will be elected to be the directors of the Combined Company upon consummation of the Business Combination. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following their election.

It is proposed that the Combined Company Board consist of the following directors:

•        Jon Sabes;

•        Andrew J. Poole;

•        Bret Barnes;

•        Murdoc Khaleghi;

•        [    ];

•        [    ]; and

•        [    ].

Information regarding each nominee is set forth in the section titled “Management of the Company Following the Business Combination.”

Under Delaware law, the election of directors requires a plurality vote of the common stock present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Delwinds Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the Combined Company Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Proposal will not be presented at the meeting.

Following consummation of the Business Combination, the election of directors of the Combined Company will be governed by Proposed Charter and Proposed Bylaws and the laws of the State of Delaware.

Vote Required for Approval

Assuming that a quorum is present at the Delwinds Special Meeting, the affirmative vote of holders of at least a plurality of the shares of common stock present in person by virtual attendance or represented by proxy and entitled to vote at the Delwinds Special Meeting vote “FOR” the Directors Proposal.

Recommendation of the Delwinds Board

DELWINDS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DELWINDS’ STOCKHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 14)

Overview

The Adjournment Proposal, if adopted, will allow the Delwinds Board to adjourn the Delwinds Special Meeting to a later date or dates, at the determination of the Delwinds Board. The Adjournment Proposal will only be presented to Delwinds stockholders in the event that based upon the tabulated vote at the time of the Delwinds Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the NYSE Proposal, the Incentive Plan Proposal or the Management Contingent Share Plan Proposal. In no event will the Delwinds Board adjourn the Delwinds Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Delwinds stockholders, the Delwinds Board may not be able to adjourn the Delwinds Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Delwinds common stock represented in person online or by proxy and entitled to vote thereon at the Delwinds Special Meeting to vote “FOR” the Adjournment Proposal. Failures to vote by proxy or to vote in person online at the Delwinds Special Meeting or abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the Delwinds Board

DELWINDS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
DELWINDS’ STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations for (1) holders of shares of Delwinds Class A common stock that (i) hold the Combined Company common stock following the adoption of the Proposed Charter in connection with the Business Combination or (ii) elect to have their Delwinds Class A common stock redeemed for cash if the Business Combination is completed and (2) holders of FOXO stock. This discussion applies only to Delwinds Class A common stock, the Combined Company common stock or FOXO stock, as applicable, that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker dealers;

•        insurance companies;

•        dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Delwinds Class A common stock, the Combined Company common stock or FOXO stock;

•        persons holding Delwinds Class A common stock, the Combined Company common stock or FOXO stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies or real estate investment trusts;

•        persons subject to the alternative minimum tax provisions of the Code;

•        persons who received their shares of Delwinds Class A common stock, the Combined Company common stock or FOXO common stock as compensation;

•        persons holding Delwinds Class A common stock or FOXO stock eligible for the benefits of Sections 1045 or 1202 of the Code;

•        persons subject to the applicable financial statement accounting rules under Section 451(b) of the Code;

•        partnerships or other pass-through entities for U.S. federal income tax purposes; and

•        tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them under the circumstances described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this joint proxy statement/consent solicitation statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any

U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

In connection with the filing of the registration statement of which this joint proxy statement/consent solicitation statement/prospectus is a part, Ellenoff Grossman & Schole LLP will deliver an opinion that the statements under this section titled “The Business Combination Proposal (Proposal 2) — U.S. Federal Income Tax Considerations” constitute the opinion of Ellenoff Grossman & Schole LLP. In rendering its opinion, counsel assumes that the statements and facts concerning the Business Combination set forth in this joint proxy statement/consent solicitation statement/prospectus and in the Merger Agreement, are true and accurate in all respects, and that the Business Combination will be completed in accordance with this joint proxy statement/consent solicitation statement/prospectus and the Merger Agreement. Counsel’s opinion also assumes the truth and accuracy of certain representations and covenants as to factual matters made by Delwinds, FOXO and Merger Sub in tax representation letters provided to counsel. In addition, counsel bases its tax opinion on the law in effect on the date of the opinion and assumes that there will be no change in applicable law between such date and the time of the Business Combination. If any of these assumptions is inaccurate, the tax consequences of the Merger could differ from those described in this joint proxy statement/consent solicitation statement/prospectus.

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Delwinds Class A common stock, the Combined Company common stock or FOXO stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•        an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

A “Non-U.S. holder” is a beneficial owner of Delwinds Class A common stock, the Combined Company common stock or FOXO stock who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Adoption of the Proposed Charter

Holders of Delwinds Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its Combined Company common stock after the adoption of the Proposed Charter as that holder has in the corresponding Delwinds Class A common stock immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the Combined Company common stock would include the holder’s holding period in the corresponding Delwinds Class A common stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of Delwinds Class A common stock for the Combined Company common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of Delwinds Class A common stock

In the event that a holder’s shares of Delwinds Class A common stock are redeemed pursuant to the redemption provisions described in this joint proxy statement/consent solicitation statement/prospectus under the section entitled “Special Meeting of Delwinds Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Delwinds Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Delwinds Class A common stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Delwinds Class A common stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Delwinds Class A common stock.” If the redemption does not qualify as a sale of shares of Delwinds Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of shares of Delwinds Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Delwinds Class A common stock generally will be treated as a sale of Delwinds Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Delwinds Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Delwinds Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Delwinds Class A common stock and the Delwinds Class A common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of Delwinds Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances.

However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Delwinds Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Delwinds Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a U.S. holder.

Taxation of Distributions.    If our redemption of a U.S. holder’s shares of Delwinds Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Delwinds Class A common stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Delwinds Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of Delwinds Class A common stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Delwinds Class A common stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Delwinds Class A common stock described in this joint proxy statement/consent solicitation statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Delwinds Class A common stock.    If our redemption of a U.S. holder’s shares of Delwinds Class A common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of Delwinds Class A common stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Delwinds Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Delwinds Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Delwinds Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Delwinds Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Delwinds Class A common stock (shares of Delwinds Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. holder.

Taxation of Distributions.    If our redemption of a Non-U.S. holder’s shares of Delwinds Class A common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A common stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under

U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Delwinds Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Delwinds Class A common stock, which will be treated as described below under the section entitled “— Redemption of Delwinds Class A common stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Delwinds Class A common stock.”

It may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and such determination will depend in part on a Non-U.S. holder’s particular circumstances, therefore we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Accordingly, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s shares of Delwinds Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of Delwinds Class A common stock”). There can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, the Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Delwinds Class A common stock.    If our redemption of a U.S. holder’s shares of Delwinds Class A common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of Delwinds Class A common stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Delwinds Class A common stock and, in the circumstance in which shares of Delwinds Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Delwinds Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of Delwinds Class A common stock. There can be no assurance that Delwinds Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30%.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation, and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to Delwinds Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of Delwinds Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on Delwinds Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Delwinds Class A common stock.

INFORMATION ABOUT DELWINDS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Delwinds.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination.

IPO

On December 15, 2020, we consummated the IPO in which we issued 20,125,000 Units, including 2,625,000 units sold upon the full exercise of the underwriters’ over-allotment option. Each Unit consisted of one share of Delwinds Class A common stock, and one-half of one Warrant, with each whole Warrant entitling the holder thereof to purchase one share of Delwinds Class A common stock for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to us of $201,250,000. On December 15, 2020, simultaneously with the consummation of the IPO, we completed the Private Placement of an aggregate of 632,500 Private Placement Units to the Sponsor, at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds to us of $6,325,000.

A total of $201,250,000 (or $10.00 per Unit), comprised of $197,225,00 of the proceeds from the IPO and $4,025,000 of the proceeds of the sale of the private placement warrants, was placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

On January 26, 2021, we announced that the holders of the Units may elect to separately trade shares of the Delwinds Class A common stock and Warrants comprising the Units commencing on January 26, 2021. Those Units not separated continue to trade on the NYSE under the symbol “DWIN.U,” and the Delwinds Class A common stock and Warrants that are separated trade on the NYSE under the symbols “DWIN” and “DWIN.WS,” respectively.

Redemption Rights for Public Stockholders upon Completion of our Initial Business Combination

Pursuant to the Current Charter, we will provide our public stockholders with the opportunity to redeem all or a portion of their shares of Class A common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account as of July 6, 2022 is approximately $10.035 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. Our Sponsor, officers and directors have entered into the Insider Letter with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial business combination, or to receive distributions with respect to any Founder Shares and any Public Shares upon the liquidation of the Trust Account if we are unable to consummate a business combination. This waiver was made at the time of the IPO for no additional consideration. If Delwinds does not consummate the Business Combination or another initial business combination by September 15, 2022 (or such other date as approved by the Delwinds stockholders), and Delwinds is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.005 per share that the members of the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, members of the Sponsor may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the Delwinds public stockholders experience a negative rate of return following the Closing of the Business Combination.

For more information about how Delwinds stockholders can exercise their redemption rights in connection with the Delwinds Special Meeting, please see section titled “Delwinds Special Meeting — Redemption Rights.”

In the event the aggregate cash consideration we would be required to pay for all shares of Class A common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all shares of Class A common stock submitted for redemption will be returned to the holders thereof.

Notwithstanding the foregoing, if we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, the Current Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in our Initial Public Offering, which we refer to as the “Excess Shares,” without the prior consent of Delwinds.

Such restriction shall also be applicable to our affiliates. We believe this restriction will discourage stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed initial business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in our Initial Public Offering without our prior consent, we believe we will limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If the Business Combination is not completed, we may continue to try to complete an initial business combination with a different target until September 15, 2022 (as such deadline may be extended by amendment to Delwinds’ organizational documents).

Facilities

We do not own any real estate or other physical properties materially important to our operation. Our executive offices are located One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002. Such facility is provided by the Sponsor for a monthly fee of $10,000.

Employees

We currently have two officers and one employee. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary, in the exercise of their respective business judgment, to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We have one full-time employee, a managing director, who began working with Delwinds in June 2021. We do not have an employment agreement with any member of our management team or any of our executive advisors.

Legal Proceedings

To the knowledge of Delwinds’ management, there is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

DELWINDS’ MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Delwinds before the Business Combination.

Directors and Executive Officers

The directors and executive officers of Delwinds are as follows as of the date of this joint proxy statement/consent solicitation statement/prospectus:

Name	Age	Position
Andrew J. Poole	41	Chief Executive Officer and Chairman of the Board of Directors
Bryce Quin	39	Chief Financial Officer and Secretary
Michael T. Gray	62	Director
Senator E. Benjamin Nelson	81	Director
Paul Britton Newhouse	69	Director
Ryan Rugg	43	Director

Andrew J. Poole, our Chief Executive Officer and Chairman since inception, has over 18 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 with $174.225 million held in trust and which consummated its initial business combination with International General Insurance Holdings Ltd. (Nasdaq: IGIC), or “IGI,” an international specialty insurance and reinsurance group registered in Bermuda, in March 2020 under very challenging market conditions. Upon the closing of Tiberius’ business combination, Mr. Poole joined the board of IGI. Concurrently, since 2015, he has been and remains an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to United Insurance Holdings Corporation (Nasdaq: UIHC). Mr. Poole is a graduate of The George Washington University. We believe Mr. Poole is qualified to serve on the board due to his background in blank check companies and investment management of insurance investments, as well as his extensive public company insurance valuation expertise, deep knowledge of, and connections in, the insurance industry and his ability to lead efforts in sourcing, assessing, closing on and enhancing shareholder value for a target company while guiding public company ongoing needs.

Bryce Quin, CPA, our Chief Financial Officer and Secretary since inception, has over 15 years of diversified operational experience in the insurance industry. Mr. Quin was the Chief Financial Officer of Tiberius from its initial public offering through the consummation of its initial business combination with IGI. Concurrently, he served as a Process Improvement Specialist for The Gray Insurance Company, a subsidiary of Gray & Company, where he started his career in 2003 and obtained his CPA designation. From 2012 to 2016, he was Accounting Manager for The Gray Insurance Company working as a direct report to the CFO and Treasurer and prior to that he held various roles of increasing responsibility. From 2003-2007, Mr. Quin was Accountant and Systems Administrator for Delta Title, a subsidiary of Gray & Company. He has been a member of the Gray & Company Investment Committee since its inception in 2013. As a result, Mr. Quin has experience analyzing investment opportunities in the insurance industry, the oil and gas sector, and commercial property development. Mr. Quin is a current member of the American Institute of Certified Public Accountants. Mr. Quin is a graduate of the University of New Orleans where he also earned a Master of Business Administration.

Michael T. Gray, one of our directors since December 2020, has over 30 years of leadership experience in the insurance industry. He was the Executive Chairman and Chief Executive Officer of Tiberius since its inception in 2016 and has served as a director of IGI since March 2020. He is the principal executive and President of The Gray Insurance Company. Mr. Gray became President of The Gray Insurance Company in 1996. In addition to his role at The Gray Insurance Company, Mr. Gray has been Chairman of the Board of the Louisiana Insurance Guaranty

Association since 2008 (and was a director since 1995), director of the American Property Casualty Insurance Association (APCI) since 2019 (and was director of the predecessor organizations American Insurance Association since 2011 and Property Casualty Insurers Association of America since 2010), director of the Tulane University Family Business Center Advisory Council since 2008 and, from 1999 to 2003, served on the board of directors of Argo Group International Holdings (NYSE:ARGO), a global property and casualty, specialty insurance, and reinsurance products provider. Mr. Gray was the Chairman of the Board of Family Security, a personal lines insurance company, in which The Gray Insurance Company held an ownership interest from 2013 to 2015. This culminated in the sale of the company, which Mr. Gray led, to United Insurance Holdings Corporation (Nasdaq: UIHC). The parent of The Gray Insurance Company, Gray & Company, has acquired or developed several businesses under Mr. Gray’s guidance including businesses in title insurance, casualty and surety insurance, oil production and exploration facilities, technology development and real estate. Mr. Gray earned a Master of Business Administration from Tulane University and is a graduate of Southern Methodist University. In 2020, Mr. Gray completed The Presidents’ Program in Leadership at Harvard Business School. We believe Mr. Gray is qualified to serve on our board due to his background in blank check companies, leadership credentials, operational experience, deep knowledge of, and connections in, the insurance industry, and his ability to add to efforts in sourcing, assessing, closing on and enhancing shareholder value for a target company in the insurance sector.

Senator E. Benjamin Nelson, one of our directors since December 2020, is an American businessman, lawyer and politician with over 50 years of insurance, regulatory, government and leadership experience. He was a non-executive director of Tiberius since its inception. Since 2019, Senator Nelson has been Chief Executive Officer and member of the Advisory Board of Insurance Care Direct (ICD), a health and life insurance agency, and since 2016, he has been an attorney in private practice and Of Counsel at Lamson Dugan & Murray, LLP (LDM). From 2013 to 2016, Senator Nelson was Chief Executive Officer of the National Association of Insurance Commissioners (NAIC), the U.S. standard setting and regulatory support organization created and governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S territories. From 2001 to 2013, Senator Nelson served two terms representing the State of Nebraska in the U.S. Senate and was a member of the Senate Agriculture Committee and the Senate Armed Services Committee. Senator Nelson was instrumental in gaining passage of the Terrorism Risk Insurance Act (TRIA), which provided a “backstop” for catastrophic insurance losses resulting from acts of terrorism. From 1990 to 1998, Senator Nelson was Governor of Nebraska where he led the state to eight straight balanced budgets. Senator Nelson has extensive experience in the insurance sector and started his career in insurance law. In addition to his service at the NAIC, he served as Chief Executive Officer of the Central National Insurance Group and was the director of the Nebraska Department of Insurance. Since 2005, Senator Nelson has served on the Advisory Board of Behlen Manufacturing Corporation, a global manufacturer headquartered in Nebraska, and is also a founding board member, a position he has held since 2012, of the National Strategic Research Institute, a United States Strategic Command sponsored University Affiliated Research Center at the University of Nebraska focused on combating and responding to national security threats. Senator Nelson is a graduate of the University of Nebraska where he also earned a Juris Doctorate, as well as a Masters of Arts. He also received the 2011 Distinguished Alumni Award from the University of Nebraska College of Law and an honorary doctor of letters from the University of Nebraska in 2013. We believe that Senator Nelson is qualified to serve on our board due to his leadership credentials, operational experience, deep knowledge of, and connections in, the insurance industry, extensive experience in insurance law and regulatory matters, and his ability to add to efforts in sourcing, assessing, closing on and enhancing shareholder value for a target company in the insurance sector.

Paul Britton Newhouse (“Britt”), one of our directors since December 2020, has over 40 years of insurance underwriting, brokerage, operational and public company executive leadership experience. He last served as Chairman of Guy Carpenter & Co. (NYSE: MMC), a leading global risk and reinsurance specialist and subsidiary of Marsh & McLennan Companies helping clients with specialized reinsurance broking expertise, strategic advisory services, industry leading analytics and insurtech, from 2008 until 2018. Mr. Newhouse joined Guy Carpenter & Co. in 1979, in the firm’s New York Casualty Treaty Department. He served as President of the Americas broking operations and was a member of the firm’s executive committee. Previously, he headed the U.S. Eastern Region and served as the New York branch manager. In 2015, he became interim Chief Executive Officer of Guy Carpenter & Co.’s U.S. operations. Prior to joining Guy Carpenter & Co., Mr. Newhouse began his career as a marine underwriter with AIG. Currently, Mr. Newhouse is a director of insurtech companies Athenium Analytics, LLC, a risk assessment software provider, since 2019, and BuildPay, LLC, a provider of financial technology allowing insurance companies to leverage their own buying power when settling claims to reduce building time and lower costs, since 2018. Mr. Newhouse is a graduate of Windham College. We believe that Mr. Newhouse is qualified to serve on our board due to his leadership credentials, operational experience, deep knowledge of, and connections in, the insurance industry, extensive experience in insurtech, and his ability to add to efforts in sourcing, assessing, closing on and enhancing shareholder value for a target company in the insurance sector.

Ryan Rugg, one of our directors since December 2020, has over 19 years of diversified investment, banking and blockchain software experience and possesses an in depth understanding of insurance markets, financial markets and economics. In addition, Ms. Rugg is an advocate for diversity in corporate management positions and its positive correlation with company financial outperformance. Ms. Rugg currently leads IBM Blockchain Services (NYSE: IBM) where she is responsible for the consulting practice, solutions/offerings lifecycle across industry groups, and overall unit performance for the Americas. Ms. Rugg was the Global Head of Industry for R3, an enterprise blockchain software firm working with a broad ecosystem of participants across multiple industries from both the private and public sectors to develop blockchain applications on Corda, an open-source blockchain platform, and Corda Enterprise, a commercial version of Corda for enterprise usage. She was responsible for the strategic direction of R3’s key verticals and is helping industry leaders capture the full benefits of blockchain for their businesses. Ms. Rugg joined R3 in 2016 as Head of North America and in 2017 was named Global Head of Insurance, where she launched the Center of Excellence for Insurers and Reinsurers in partnership with ACORD (a non-profit, industry-owned organization that seeks to enable the success of the global insurance industry by leveraging the flow of data and information across all insurance stakeholders through relevant and timely data standards), which accelerated deployment of DLT (distributed ledger technology) solutions at scale within the financial services industry. From 2009 to 2016, she was Executive Director at Morgan Stanley (NYSE: MS) where she collaborated across multiple facets of the business to develop multi-sector investment approaches for clients which were primarily asset managers and insurers. From 2003 to 2009, Ms. Rugg worked in Fixed Income at JPMorgan Chase & Co. (NYSE: JPM). She began her career at Lehman Brothers in 2002 in Technology, experiencing first-hand the inefficiencies in the legacy infrastructure which she is now working to solve. Ms. Rugg is Chair of the Board at Harvest Home, a 501(c)(3) non-profit organization dedicated to increasing access to local, farm-fresh produce in low-income neighborhoods since 2012. Ms. Rugg is a graduate of The George Washington University. We believe that Ms. Rugg is qualified to serve on our board due to her leadership credentials, operational experience, deep knowledge of, and connections in, the insurance industry, extensive experience in insurtech, and her ability to add to efforts in sourcing, assessing, closing on and enhancing shareholder value for a target company in the insurance sector.

We have five directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with NYSE corporate governance requirements, we are not required to hold an annual meeting until one year after our first full fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Mr. Newhouse and Ms. Rugg, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Senator Nelson, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Poole and Gray, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a President, Vice Presidents, a Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee each comprised of independent directors. Subject to phase-in rules and a limited exception, NYSE rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and NYSE rules require that the compensation committee and nominating and corporate governance committee of a listed company each be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board of directors and has the compositions and responsibilities described below. The charter of each committee is available on our website at www.delwinds.com.

Audit Committee

We have established an audit committee of the Board of Directors. Senator Nelson, Mr. Newhouse and Ms. Rugg serve as members of our audit committee, and Mr. Newhouse chairs the audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Senator Nelson, Mr. Newhouse and Ms. Rugg meet the independent director standard under NYSE listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board of Directors has determined that Mr. Newhouse qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firms;

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of our Board of Directors. Senator Nelson, Mr. Newhouse and Ms. Rugg serve as members of our compensation committee. Under the NYSE listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Senator Nelson, Mr. Newhouse and Ms. Rugg are independent and Ms. Rugg chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to our sponsor of $10,000 per month, for up to 18 months, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finder’s, consulting or other similar fees, will be paid to any of our officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of our board of directors. The members of our nominating and corporate governance committee are Senator Nelson, Mr. Newhouse and Ms. Rugg. Senator Nelson serves as chair of the nominating and corporate governance committee.

The primary purposes of our nominating and corporate governance committee will be to assist the board in:

•        identifying, screening and reviewing individuals qualified to serve as directors and recommending to our board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on our board of directors;

•        developing and recommending to our board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of our board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.

Director Nominations

Our nominating and corporate governance committee will recommend to our board of directors candidates for nomination for election at the annual meeting of the stockholders. We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year have not served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to the registration statement filed in connection with our initial public offering. You can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, upon request, a copy of the Code of Ethics will be provided by us without charge. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See the section of this prospectus entitled “Where You Can Find Additional Information.”

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.

Limitation on Liability and Indemnification of Directors and Officers

The Current Charter provides that our current officers and directors have been, and will be, indemnified by us to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended. In addition, the Current Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have previously entered into agreements with our current officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Current Charter. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DELWINDS

The following discussion and analysis of Delwinds’ financial condition and results of operations should be read in conjunction with the sections entitled “Information About Delwinds,” “Selected Financial and Other Data of Delwinds” and Delwinds’ consolidated financial statements and related notes to those statements and other information included elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements based upon our current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this joint proxy statement/consent solicitation statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Delwinds and its consolidated subsidiaries before the Business Combination.

Overview

We are a blank check company incorporated as a Delaware corporation on April 27, 2020 and formed for the purpose of effecting an initial business combination. While our efforts to identify a target business may span many industries and regions worldwide, we have focused our search for prospects within the insurance industry. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering and the sale of the placement units, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to backstop agreements we may enter into), shares issued to the owners of the target, debt issued to banks or other lenders or the owners of the target, or a combination of the foregoing.

The issuance of additional shares in connection with an initial business combination to the owners of the target or other investors:

•        may significantly dilute the equity interest of investors in the initial public offering, which dilution would increase if the anti-dilution provisions in the Class B common stock resulted in the issuance of shares of Class A common stock on a greater than one-to-one basis upon conversion of the Class B common stock;

•        may subordinate the rights of holders of our common stock if preferred stock is issued with rights senior to those afforded our common stock;

•        could cause a change in control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for our units, Class A common stock and/or warrants.

Similarly, if we issue debt securities, it could result in:

•        default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        our inability to pay dividends on our common stock;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, at March 31, 2022 and December 31, 2021, we had $193,328 and $638,228 and at December 31, 2020, we had $1,417,540, in cash outside of the Trust Account. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete our initial business combination will be successful.

As indicated in the accompanying financial statements, at December 31, 2021 and 2020, we had $638,228 and $1,417,540 in cash outside of the Trust Account. See “Index to the Financial Statements” elsewhere in this joint proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete our initial business combination will be successful.

Results of Operations

Our entire activity through December 15, 2020, consisted of formation and preparation for our initial public offering. Since the initial public offering, our activity has been limited to the evaluation of business combination candidates, and we have not and will not be generating any operating revenues until the closing of our initial business combination. We generate non-operating income in the form of interest on marketable securities held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conduct due diligence on prospective business combinations. In addition, we recognize non-cash losses related to the changes in recurring fair value measurement of our warrant liability at each reporting period.

For the three months ended March 31, 2022, we had a net loss of $376,972, which consists of change in fair value of warrant liability of $1,973,787, operating costs of $2,399,430 offset by interest income of $43,669, and an unrealized gain on marketable securities of $5,002.

For the year ended December 31, 2021, we had net income of $4,647,886, which consists of change in fair value of warrant liability of $5,922,213, operating costs of $1,302,715 offset by interest income of $27,338, and an unrealized gain on marketable securities of $1,050.

For the year ended December 31, 2020, we had a net loss of $1,784,919, which consists of changes in fair value of warrant liability of $637,111, expenses related to the issuance of public warrants of $1,114,995, operating costs of $38,246 offset by interest income of $1,585, and an unrealized loss on marketable securities held in our Trust Account of $1,050.

Until the consummation of the initial public offering, our only sources of liquidity were an initial purchase of founder shares for $25,000 by our sponsor, and a total of $141,134 of loans from our sponsor under an unsecured promissory note. As of December 31, 2020, the amounts borrowed under the promissory note have been repaid in full.

On December 15, 2020, we consummated our initial public offering in which we sold 20,125,000 units at a price of $10.00 per unit generating gross proceeds of $201,250,000 before underwriting fees and expenses. The sponsor purchased 632,500 placement units at a price of $10.00 per placement unit, generating gross proceeds of $6,325,000 in a private placement that occurred simultaneously with the initial public offering.

In connection with the initial public offering, we incurred offering costs of $11,494,785 (including an underwriting fee of $4,025,000 and deferred underwriting commissions of $7,043,750). Other incurred offering costs consisted principally of preparation fees related to the initial public offering. A total of $201,250,000 of the net proceeds from the initial public offering and the private placement were deposited in the Trust Account established for the benefit of our public stockholders.

As of March 31, 2022, we had available to us $193,328 of cash on our balance sheet. We will use these funds primarily to evaluate target businesses, perform business, legal, and accounting due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination, such as the FOXO Business Combination. As of March 31, 2022, we also had $72,593 in interest income available from our investments in our Trust Account to pay for our tax obligations. During the period ended March 31, 2022, we did not withdraw funds from the Trust Account to pay its tax obligations.

As of December 31, 2021 and 2020, we had available to us $638,228 and $1,417,540 of cash on our balance sheet. We will use these funds primarily to evaluate target businesses, perform business, legal, and accounting due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination. As of December 31, 2021, we also had $28,924 in interest income available from our investments in our Trust Account to pay for our tax obligations. During the years ended December 31, 2021 and 2020, we did not withdraw funds from the Trust Account to pay its tax obligations.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $2,000,000 of such loans may be convertible into units at a price of $10.00 per unit at the option of the lender. The units would be identical to the placement units. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor or an affiliate of our sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. In addition, we target businesses larger than we could acquire with the net proceeds of our initial public offering and the sale of the placement units, and may as a result be required to seek additional financing to complete such proposed initial business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual Obligations

In December 2020, the Company entered into an Administrative Services Agreement pursuant to which it pays its Sponsor, an affiliate of our Executive Chairman and our Chief Executive Officer, a total of $10,000 per month for office space, utilities and secretarial support. Upon completion of our initial business combination or liquidation, we will cease paying these monthly fees.

At March 31, 2022 and December 31, 2021 and 2020, we did not have any capital lease obligations or operating lease obligations.

The underwriters in our initial public offering were paid a cash underwriting fee of 2% of gross proceeds of the initial public offering or $4,025,000. In addition, the underwriters are entitled to aggregate deferred underwriting commissions of $7,043,750 consisting of 3.5% of the gross proceeds of the initial public offering. The deferred underwriting commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the underwriting agreement.

Pursuant to a registration rights agreement entered into on December 10, 2020, holders of the founder shares, placement units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of working capital loans, and any shares of Class A common stock issuable upon the exercise of the placement warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of units issued as part of the working capital loans and Class A common stock issuable upon conversion of the founder shares, are entitled to registration rights, requiring us to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering Delwinds securities.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires Delwinds’ management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Delwinds has identified the following as its critical accounting policies:

Common Stock Subject to Possible Redemption

Delwinds accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of events not solely within Delwinds’ control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Delwinds’ common stock features certain redemption rights that are considered to be outside of Delwinds’ control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of Delwinds’ balance sheet.

Loss Per Common Share

Basic loss per common share is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per common share for the periods ended March 31, 2022 and 2021. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of shares of common stock to be issued to settle warrants, as calculated using the treasury method. For the periods ended March 31, 2022 and 2021, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants is contingent on the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the period presented.

Warrant Liability

We account for our outstanding public warrants and private placement warrants in accordance with ASC 815-40, under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. As both the public and private placement warrants meet the definition of a derivative under ASC 815, they are measured at fair value at inception and at each reporting date in accordance with the guidance in ASC Topic 820 “Fair Value Measurement”, with any subsequent changes in fair value recognized in the statement of operations in the period of change.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Executive Compensation

Other than the monthly payment of $10,000 to our sponsor for office space, administrative and support services, none of our executive officers or directors has received any cash (or non-cash) compensation for services rendered to us. Our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our independent directors review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive and director compensation. Any compensation to be paid to our officers will be determined by our compensation committee.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

INFORMATION ABOUT FOXO

Overview

We are a technology platform company focused on commercializing longevity science through products and services that serve the life insurance industry. The products and services we are developing combine longevity science with life insurance: (i) to support the consumer health and wellness engagement, and (ii) to simplify the consumer underwriting journey. Our goal is to make healthy longevity fundamental to the promise of every life insurance policy sold. We believe our products and services address long-standing, core problems within the life insurance industry.

To modernize the life insurance industry with longevity science, we are commercializing epigenetic biomarker technology through our services platform, called FOXO Labs, to offer life insurance carriers consumer engagement and saliva-based underwriting technology services. Our consumer engagement platform incorporates health and wellness information related to longevity science into life insurance products to provide customers with additional value, drive sales and improve product performance. Our underwriting technology will integrate saliva-based epigenetic biomarkers into accelerated underwriting protocols to modernize the customer underwriting journey — the single biggest pain point in the industry according to the Life Insurance Marketing and Research Association or LIMRA — to drive sales and improve product accessibility. We expect our insurance services platform to earn service fee revenues from insurance carriers whose products use our technology services.

To complement our services platform, we are also developing an insurance products platform, called FOXO Life, that embodies our science and technology to create “Life Insurance Designed to Keep you Alive.”™ We will operationalize FOXO Life with a personalized longevity report (which we refer to as our Longevity Report) based on proprietary epigenetic measurements of aging using an “epigenetic clock” (as described below). We believe the Longevity Report will help make longevity science core to the relationship between life insurance carriers, agents and consumers. We expect our insurance products platform to earn commission revenues, marketing allowances, and premiums by selling longevity driven insurance products to consumers directly and through independent insurance agents. Our insurance product platform intends to offer proprietary insurance products to be issued by our insurance subsidiary, FOXO Life Insurance Company, and insurance products to be issued by third-party insurance carriers that we will market and sell through managing general agency (or MGA) relationships (as described below). Initially, we do not expect to use epigenetic underwriting technology in the life insurance products we sell. However, we expect the research and development studies underway will support the introduction and commercialization of our saliva-based underwriting technology in 2023 that expands the reach of accelerated underwriting beyond its current limitations; however, there is no guarantee that we will be successful in commercializing such technology in 2023. FOXO Life will be launching its insurance products platform at a time when consumer interest in life insurance has increased due to the COVID-19 pandemic and when innovative applications of technology and molecular biotechnology are ripe to disrupt the industry.

We believe linking healthy longevity with life insurance provides agents with a new and meaningful way to engage consumers in life insurance coverage to protect their families’ financial futures. Our opportunity to rewire the life insurance industry with molecular biotechnology for the modern era arises from the maturation and convergence of two technologies: (i) mass DNA sequencing and microarray technologies that produce troves of genomic and epigenomic data at cost-effective prices; and (ii) artificial intelligence, automated machine learning, and bioinformatics technologies that interpret and make sense of troves of biological data. The convergence of these two technologies has led many to call the 21st century the “Century of Biology’’ because these technologies are creating a new epoch in understanding biological systems and a new era of precision-based diagnostic and therapeutic health, wellness, and longevity. FOXO’s business model seeks to extend these technological developments to consumers by integrating them directly into life insurance to support the natural alignment of interests that exists between life insurance carriers and their customers living longer, healthier lives.

FOXO Labs is commercializing proprietary, patent pending, saliva-based epigenetic biomarker technology to assess the same underwriting factors used in life insurance underwriting today. We believe our underwriting technology can address the pain point of medical underwriting, which is lengthy and invasive blood and urine specimen collection requirements, while also offering carriers underwriting protective value for accurate risk classification. Our research with insurance agents indicates that life insurance underwriting is a significant impediment to sales, detracting agents from selling and consumers from buying life insurance. We also believe that once commercialized, our saliva-based underwriting will have a sentinel effect within the industry that will further drive carriers to adopt our technology. We have observed that changes in life insurance industry underwriting happen infrequently, but when new innovations are introduced, adoption can be rapid and pervasive, such as when prescription data became available, blood testing became a requirement, or when smoker / non-smoker tables were adopted. We believe our underwriting technology can follow a similar adoption pathway to prior underwriting innovations and generate significant services fee revenues.

FOXO Labs is also operationalizing a consumer engagement platform to support the health longevity of consumers with the Longevity Report. The same technology behind our underwriting technology supports our consumer engagement platform that builds on the interest life insurance carriers have in their customers living longer. We believe engaging with consumers with longevity science is a perfect product-market fit for an industry seeking to find relevance with modern consumers. We believe our consumer engagement platform will enable and empower global life insurance carriers to better support the healthy longevity of their customers.

We plan to initially commercialize our technology with proprietary insurance products issued by our wholly-owned insurance company, FOXO Life Insurance Company. FOXO Life Insurance Company is preparing to begin offering our proprietary term insurance products in benefit amounts of up to $1 million that will be underwritten using the accelerated underwriting engine and reinsured by SCOR SE (or SCOR). The accelerated underwriting engine we plan to use, VelogicaTM, is designed, owned and supported by SCOR, which we believe is an important component to the underwriting technology we are developing.

While we expect to initially launch with products issued by FOXO Life Insurance Company, we expect most of our FOXO Life business will consist of the marketing and selling of life insurance products underwritten and issued by third-party carriers through MGA relationships, which we call our “MGA Model” (as further described below). We plan to expand FOXO Life through MGA relationships to include the various types of permanent life insurance products preferred by agents (i.e., universal life, variable universal life, indexed universal life, and whole life). MGA relationships allow us to earn commissions from the sale of longevity science focused insurance products sold by independent insurance agents. Independent insurance agents were responsible for 49% of all life insurance premiums sold in the United States in 2020 according to LIMRA. We expect commission revenues generated from MGA product sales through independent agents to be a meaningful contributor to our business.

We are commencing operations with systems that we believe allow for significant scaling at a time when we observe (i) burgeoning consumer interest in health and longevity; (ii) increased interest in life insurance due the COVID-19 pandemic; and (iii) a significant opportunity to disrupt a large, old, and slow life insurance industry with innovative applications of fast-moving modern technology. We believe our products and services can help reverse a general decline in household ownership of life insurance in the United States by providing a simplified pathway to purchase life insurance with longevity focused products that re-establish their relevance with consumers and restore life insurance as a tool for greater social good.

Longevity Science

We define longevity science to include a wide variety of molecular health and wellness technologies designed to help humans live healthier, longer. Longevity science, or the extension of human life, is being driven by the technology responsible for creating the “Century of Biology.” More specifically, many scientists now believe that recent advances in mass DNA sequencing technology and epigenome mapping technologies, as well as emerging artificial intelligence, machine learning, and bioinformatics tools are leading to a new era of precision diagnostic and therapeutic medicine that has the potential to help humans live longer and healthier lives.

The first human genome was sequenced in 2003 at a cost of $3 billion. Sequencing the human genome consists of reporting the sequence of nucleic acids within DNA called: adenine (A), cytosine (C), thymine (T), and guanine (G). Today, the human genome can be sequenced at a cost of less than $1,000, according to the National Human Genome Research Institute. Microarray technology, which provides detailed genetic and epigenetic information, can be completed at a fraction of the cost of sequencing. A microarray is a glass slide with probes designed to detect a sequence of genetic or epigenetic information that can be used for analysis. Microarrays are an efficient method of capturing genetic and epigenetic information by selecting important, specified locations of the genome or epigenome for analysis. This technology allows massive amounts of information from DNA to be efficiently collected at scale. Today, a global network of scientific and commercial organizations offer a plethora of molecular testing solutions for diagnostic, therapeutic, ancestral, health, wellness, and other functional purposes related to the human genome. The advanced nature and reliability of these platform technologies, coupled with today’s massive sequencing scale, have led to a maturation of these technology platforms with decreasing costs.

According to the National Human Genome Research Institute, the cost of sequencing the human genome is further decreased by exponentially increasing computing power according to Moore’s Law.

Cost per Human Genome
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Cost per genome data — 2021

Moore’s Law describes a long-term trend in the computer chip industry that involves the doubling of “computational power” every two years accompanied by a halving in the cost of computers. Moreover, advancements in computational power have fostered the development of new artificial intelligence (or AI), machine learning (or ML), and bioinformatic tools that support new capabilities to analyze genetic or epigenetic data. Thus, at the same time DNA sequencing and microarray technologies capable of producing massive amounts of genomic and epigenomic data have become widely available at dramatically reduced costs, so too has the computing technology required to analyze the data. Today, these scientific developments and technologies are providing researchers with expanded capabilities to understand the molecular basis of life. We believe that the expectation of increased human longevity from these developments is creating burgeoning consumer interest in health and longevity.

Genetics and Epigenetics Distinguished

Genetics, or genetic information, provides the fundamental instructions for life. Genetic information is the sequence of A, C, G and T acids that make up the molecule called deoxyribonucleic acid, or DNA. Epigenetics or epigenetic information is the expression of our DNA sequence. Epigenetic information refers to the biological region above our DNA where chemical modifications called methylation affect whether a particular DNA sequence of a gene is switched “on” or “off.”

Methylation occurs where cytosine (C) is followed by guanine (G) in the DNA sequence at what are called CpG locations (or sites). In general, highly methylated CpG sites switch DNA to an “off” position which makes the sequence inaccessible to the cell’s gene expression machinery. The diagram below illustrates the biological regions of DNA and CpG locations where methylation attaches to the DNA.

Genetic and epigenetic analyses look at different components of biology. Genetic analysis refers to the sequence of A, C, G, and T acids that make up the DNA. Genetic analysis looks for specific genetic sequences that represent the correct or incorrect instructions for biological function. Epigenetic analysis refers to the presence or absence of methylation at CpG sites along the DNA that impact genetic expression. Scientists have long understood that there is a correct genetic sequence for correct biological functioning, and that an incorrect sequence creates incorrect instructions for biological functioning (i.e., disease). However, having the correct genetic sequence does not guarantee one will be disease free, the same way as having the incorrect sequence may not guarantee disease. How and why our genes express to create correct or incorrect biological function relates to the science of epigenetics.

Identical twins provide an illustrative example to distinguish genetics from epigenetics. Identical twins have the same genetic DNA sequence, but experience different health outcomes and mortality based upon their respective lifestyle choices and exposures over their life. FOXO is focused on discovering and commercializing epigenetic biomarkers that have predictive correlations to mortality due to lifestyle choices that have a compounding effect.

Epigenetic Biomarkers

Epigenetic biomarkers represent distinct patterns of methylation occurring along DNA that are highly correlated to factors such as aging, health status, and lifestyle behaviors (e.g., smoking, exercise, diet, and drug use). Our interest in epigenetic biomarkers stems from an emerging group of scientific studies that are using “epigenetic clocks” in human longevity research as new measurements of biological aging and risk of all-cause mortality. Epigenetic clocks represent new or novel epigenetic biomarkers of health, wellness, and aging that may offer clues to improve longevity.

Our research focuses on saliva-based epigenetic biomarkers that have predictive correlations to health impairment measurements used in life underwriting risk classification today. Our epigenetic biomarkers seek to replicate, or be supported by, clinical measurements used to identify impairments in medical underwriting. Clinical measurements represent traditional health and wellness measurements widely used in the diagnosis of disease. We believe saliva-based epigenetic biomarkers offer an opportunity to replicate or improve upon clinical measurements used in underwriting risk classification. Our belief that epigenetic biomarker technology supports such innovation stems from a rich and growing body of epigenetic wide association studies, or EWAS, that report correlations between DNA methylation and health impairment states (e.g., tobacco, alcoholism, obesity, diabetes) and the results of our proprietary research study completed in 2019, referred to as the “Pilot Study.”

Our Pilot Study sought to correlate a wide range of health and wellness measurements used in clinical diagnosis and life insurance underwriting with patterns of DNA methylation derived from blood and saliva. The Pilot Study also sought to correlate underwriting risk classifications with patterns of DNA methylation derived from blood and saliva. The Pilot Study incorporated a simulated life insurance underwriting process in which adult participants provided biological samples, self-reported data, and health records access. The Pilot Study included collecting DNA methylation levels in both blood and saliva from over 800,000 CpG sites of study participants using microarray technology. Separately, we retained laboratories at the University of Minnesota to complete clinical measurements on over fifty conventional biomarkers of health and wellness from urine, whole blood, and serum. The study collected biometric measurements, medical records, life insurance application questionnaire data, and prescription records of participants. The Pilot Study also retained an independent team of trained life insurance underwriters to complete a traditional medical underwriting risk classification on each participant. After all this data was collected and organized, we used automated machine learning tools to correlate patterns of DNA methylation to the underwriting risk classifications, medical conditions, clinical diagnostic biomarker levels, and other factors of health.

Health status data
Epigenetic data
Epigenetic biomarkers
Automated machine learning creates proprietary algorithms of DNA methylation data to measure human health

The diagram above illustrates how we collect health data and epigenetic data and employ automated machine learning to identify patterns of DNA methylation and epigenetic biomarkers. We believe the results of the Pilot Study confirmed our hypothesis that epigenetic biomarkers are available in saliva for health and wellness measurements used in life insurance underwriting. To our knowledge, the Pilot Study is the first of its kind study and has informed our follow-on research and efforts to commercialize saliva-based epigenetic biomarkers for life insurance underwriting, as further described below.

Life Insurance Market

We believe our epigenetic biomarker science offers a compelling opportunity to disrupt the very large and old life insurance industry. According to the American Council of Life Insurers 2021 Fact Book, U.S. carriers sold over 10.1 million policies in 2020, representing $12.3 trillion in life insurance coverage. Our business strategy calls for the integration of modern molecular biotechnology into the life insurance market to increase sales by simplifying the underwriting journey and improving the consumer value proposition.

Household ownership of life insurance has declined dramatically over the past 30 years, decreasing from 77% to 52% from 1989 to 2020, according to “What Explains the Decline in Life Insurance Ownership?” in Economic Perspectives (2017), and LIMRA’s Insurance Barometer Study (2021). Industry experts describe the declining sales and ownership of life insurance as a “protection gap” that is estimated to exceed $25 trillion in the United States according to Swiss Reinsurance Company Ltd. While there are many reasons for the decline in household ownership of life insurance, we believe most of those reasons stem from a failure by the industry to adapt their products to meet the changing needs of modern consumers.

At the same time, the COVID-19 pandemic triggered a renewed consumer interest in life insurance, with the industry experiencing the highest sales growth in 2021 since 1983, according to LIMRA. Propelled by 26% fourth quarter premium growth in 2021, total life insurance new annualized premiums grew 20% in 2021, representing the highest annual growth since 1983, according to LIMRA’s Fourth Quarter 2021 U.S. Retail Life Insurance Sales Survey. LIMRA’s research shows that the pandemic raised consumer awareness and demand for life insurance protection and that 30% of Americans now say they are more likely to purchase coverage due to the COVID-19 pandemic. According to LIMRA’s 2021 Insurance Barometer Study, 22% of Americans owning life insurance believe they need more insurance, while 59% without life insurance say they need coverage. That means, according to the study, that approximately 102 million people in the United States say they either need life insurance coverage or want more of it. Thus, despite the record-low household ownership of life insurance, the COVID-19 pandemic has increased sales and consumers’ interest in purchasing life insurance. We believe this interest in life insurance relates to concerns in health and wellness related to the COVID-19 pandemic, which supports our effort to make healthy longevity fundamental to life insurance. Accordingly, we believe longevity science can reverse the overall declining interest in life insurance because it increases the relevance of the product to modern consumers.

This approach is supported by market analysts who observe that life insurance can once again play a vital role in customers’ lives and succeed in the decades ahead by adopting technology to personalize the consumer experience and transition from a provider of mortality risk to a customer-centric model focused on health and product flexibility with value-added services and nonmonetary benefits, according to “The Future of Life Insurance: Reimagining the Industry for the Decade Ahead” in McKinsey & Company (September 29, 2020).

Finally, the challenges and opportunities in life insurance are global in scale. According to the Swiss Re Institute, markets outside the United States represent another 48.5% of the total worldwide sales of life insurance premiums. Different global markets sell different types of life insurance products with different underwriting protocols and needs. Global markets also differ significantly in their ability to obtain cost effective underwriting information. However, we believe that all humans share a common belief and goal of seeking healthy longevity. We expect many carriers operating in many jurisdictions within global life insurance markets will be desirous of the longevity science-based products and underwriting technology services we offer in the United States.

Life Insurance Underwriting

According to LIMRA, life insurance underwriting is the single biggest pain point in the industry. Life insurance underwriting protocols have grown to become complex, time consuming, and invasive. Life insurance underwriting is a deliberate process designed to gather information to ascertain how much premium to charge an applicant for their insurance and is based upon the applicant’s relative mortality risk. And while the life insurance underwriting process is a deliberate process, the resulting underwriting risk classes are large and designed to be actuarially directional in nature.

Life insurance underwriting protocols are driven by the size and type of the insurance policy and the age of the applicant. The graphic below is an illustrative underwriting protocol grid that has chronological age on one axis, and the policy size on the other, and outlines a variety of protocols that range from accelerated underwriting to medical underwriting, that can include exams by insurance carrier physicians.

# Accelerated vs medical underwriting

| Policy face amount | Insured age | | | | |
|---|---|---|---|---|---|
| | 21-30 | 31-50 | 51—60 | 61—70 | 70+ |
| $0-$449,999 | Data | Data | Data | Data<br>Paramed | Data<br>Paramed APS |
| $500,000-$999,999 | Data | Data | Data | Data<br>Paramed | Data<br>Paramed APS |
| $1,000,000-$2,999,999 | Data<br>Paramed | Data<br>Paramed | Data<br>Paramed | Data<br>Paramed | Data<br>Paramed APS |
| $3,000,000-$4,999,999 | Data<br>Paramed | Data<br>Paramed | Data<br>Paramed | Data<br>Paramed APS | Data<br>Paramed APS |
| $5,000,000 + | Data<br>Paramed APS | Data<br>Paramed APS | Data<br>Paramed APS | Data<br>Paramed APS | Data<br>Paramed APS |

■ Accelerated underwriting ■ Medical underwriting

As illustrated in the graphic above, life insurance underwriting protocols are mainly divided into accelerated underwriting and medical underwriting protocols. Medical underwriting protocols include paramedical exams with blood and urine specimen collection requirements. The requirement to provide blood specimens began in the 1980s with the HIV/AIDs pandemic and subsequently transitioned for use in evaluating clinical diagnostic biomarkers to measure lipids, glucose, liver, and renal function as proxies for cardiovascular and metabolic disease. Paramedical exams also routinely include the collection of urine specimens to test for the presence of cotinine, indicating tobacco use by the insurance applicant. Medical underwriting often includes the collection of medical records, or attending physician statements (or APS), to further confirm or identify health impairments of the applicant. LIMRA describes medical underwriting as a key barrier to a simpler, smoother sales process.

We believe the pain point of medical underwriting falls mostly on life insurance agents, who sold 87% of all premiums in the United States in 2020, according to the Insurance Information Institute. Independent agents sold 49% of all premiums in the United States, according to the same research. According to information provided to FOXO by a large life insurance distributor, independent agents experience sales breakage rates of 30% or more during the medical underwriting process that takes on average six to eight weeks to complete and involves the invasive collection of blood and urine specimens. Our research with insurance agents indicates that medical underwriting is a significant impediment to sales, hindering agents from selling and consumers from buying life insurance.

To alleviate the pain point of medical underwriting, carriers have been increasingly turning towards the use of accelerated underwriting protocols, according to the Society of Actuaries. Originally designed for simple term life insurance products with benefits of $250,000 or less, accelerated underwriting is now used to underwrite policies with benefits up to $1 million or more, and is being applied to permanent life insurance products. Accelerated underwriting uses predictive models, analytics and third-party datasets, such as motor vehicle records, credit scores, and prescription records to evaluate individual mortality risk. Today, most major life insurance carriers currently offer some form of accelerated underwriting, according to American Academy of Actuaries, Simplified Issue and Accelerated Underwriting and the 2019 Automated and Accelerated Underwriting Life Insurance Company Practices. Supporting this growth are the major life reinsurers who offer accelerated underwriting engines to primary life insurance carriers. Market pressures are likely to continue to drive the growth and use of accelerated underwriting on larger more complex product types without the benefit of the underwriting insights traditionally provided by medical underwriting, according to FitchSolutions United States Insurance Report Q4 2021 and Society of Actuaries, Emerging Underwriting Methodologies (2018).

At the same time, the use of accelerated underwriting has recently come under scrutiny from regulators who have voiced concerns that the data, algorithms, and models using third-party data sources, such as motor vehicle records or credit scores, may unfairly discriminate or lack a sufficient actuarial basis. Our research with insurance agents reports that many choose not to use accelerated underwriting protocols because too often their insurance applicants do not qualify for accelerated programs, and are instead returned to the lengthy, inconvenient, and uncertain timelines of medical underwriting. Finally, challenges remain that while accelerated underwriting data sets may be correlative to mortality, they may not be causally related to mortality and raise concerns of unknown risks. Nonetheless, LIMRA and the Society of Actuaries predict growth in accelerated underwriting is likely to continue in the years to come.

Thus, while carriers continue to make significant investments in accelerated underwriting, a central challenge remains: third-party data sets have only recently become widely available, and there has been little ability to track actual mortality experience. Moreover, third-party data sets do not speak to the specific health and wellness impairments that influence mortality risk. Accordingly, despite the speed advantage of accelerated underwriting, the information generated by medical underwriting for accurate risk classification continues to make it the dominant and preferred protocol by carriers. We believe our underwriting technology can provide agents and consumers with a simplified underwriting journey, while providing insurance carriers with underwriting information that supports accurate risk classification. Our underwriting technology seeks to combine the use of accelerated underwriting with saliva-based epigenetic biomarkers to deliver a convenient, powerful, and accurate risk underwriting protocol. When we surveyed agents in 2019, they reported the prospect of using saliva to replace medical underwriting’s invasive blood and urine specimen collection as “too good to be true.” Our research suggests that insurance carriers that adopt saliva-based underwriting protocol in place of a blood and urine-based underwriting protocol stand to capture a significant share of the medically underwritten life insurance business sold by agents. This thesis has been a driving force behind the development of our saliva-based underwriting technology.

Company History

We were formed as a limited liability company on November 11, 2019 to become a separate and independently managed and controlled entity from GWG Holdings, Inc., who remains a significant shareholder in FOXO. We were previously named InsurTech Holdings, LLC and FOXO BioScience LLC. On November 13, 2020, FOXO Bioscience LLC converted into a C-Corporation to become FOXO Technologies Inc.

We maintain two wholly-owned operating subsidiaries, FOXO Labs Inc., formerly named Life Epigenetics Inc., and FOXO Life, LLC, formerly named youSurance General Agency, LLC.

FOXO Labs Inc. (or FOXO Labs) is the operating entity for our insurance services platform designed to provide saliva-based underwriting technology and molecular health and wellness engagement services to insurance carrier customers. FOXO Labs maintains a wholly-owned subsidiary, Scientific Testing Partners, LLC, to conduct its research.

FOXO Life, LLC is the operating entity for our insurance products platform designed to market and sell life insurance that is bundled with longevity science. FOXO Life is licensed as a general insurance agency and maintains a wholly-owned subsidiary, FOXO Life Insurance Company. We use the term FOXO Life to refer to the activities of FOXO Life Insurance Company and the other operations of FOXO Life, LLC collectively.

We were founded to integrate longevity science into life insurance to enhance the core consumer value proposition of life insurance and simplify the consumer underwriting journey. We were conceived by our founder and Chief Executive Officer, Jon Sabes, who sought new predictive technologies for making accurate mortality estimates. After investigating well-known longevity science fields such as genetics and telomeres, Mr. Sabes, along with his brother Steven Sabes, identified the work at University of California, Los Angeles, or UCLA, in the field of epigenetics as just such a technology. In 2015, Mr. Sabes began working with researchers at UCLA to apply the all-cause mortality predictive power of epigenetic clocks to the life insurance industry.

In 2017, we obtained the first of three licenses from UCLA for the epigenetic clock called Extrinsic Epigenetic Age Acceleration, or EEAA, discovered by Dr. Steve Horvath, to be used in estimating an individual’s mortality or longevity for purposes of evaluating the potential value of entitlements such as life insurance policies, annuities, pensions, or other such benefits that such individual may be entitled to (the “UCLA License Agreement”). Following the execution of the UCLA License Agreement, we began recruiting a team to commercialize epigenetic clock technology for the life insurance industry, including FOXO’s Chief Science Officer, Dr. Brian Chen. Dr. Chen completed his post-doctorate at UCLA under Dr. Horvath and is the first author of the research paper reporting EEAA.

In 2018, FOXO initiated its “Pilot Study” research study (described above and further described below) to determine whether epigenetic biomarkers were available for use in life insurance underwriting. The results of that research led to our conclusion that epigenetic biomarkers were identifiable in both blood and saliva, at accuracy levels that had the potential to be used in life insurance underwriting.

In 2019, FOXO became an independently managed entity, with a $28 million contribution from GWG Holdings, Inc., including a $20 million equity investment receivable to continue the development of our epigenetic biomarker technology. In addition, FOXO also began working with a leading mortality reinsurer to review the results of the Pilot Study and develop a working plan to complete the scientific research, development and validation necessary for the commercial use of epigenetic biomarkers in life insurance underwriting.

In 2020, FOXO completed key product-market fit research with consumers and agents that confirmed longevity science bundled with life insurance and saliva-based underwriting protocols has an immediate and strong appeal to consumers and agents alike. The research conclusions resulted in FOXO entering into a purchase agreement to acquire the Memorial Insurance Company of America (which has been renamed FOXO Life Insurance Company) to serve as the foundation for its insurance products and services platforms. In addition, we began recruiting a talented team of professionals to build and fully operationalize our insurance products and services platforms.

In 2021, FOXO obtained two additional licenses from UCLA, for PhenoAge and GrimAge, both epigenetic clocks discovered by Dr. Horvath, and both licensed exclusively by FOXO for use in making actuarial assessments (estimating a human’s mortality and longevity) for insurance purposes. In addition, we completed a $10.5 million convertible note financing, completed our acquisition of the Memorial Insurance Company of America and entered into a Letter of Intent for the Business Combination. We have since been building the foundation for a scalable life insurance product platform and an insurance services platform with a modern, scalable, secure, and adaptable technology infrastructure to support our business objectives. Our research and development also began in collaboration with Harvard T. H. Chan School of Public Health and Brigham and Women’s Hospital to measure epigenetics in 11,340 individuals in the Physicians Health Study, as further described below.

In 2022, FOXO completed a $22.5 million convertible debenture financing, entered into the Merger Agreement for the Business Combination in connection with which it would receive up to $200 million in financing (subject to redemptions), and entered into the Cantor Agreement for the sale by the Combined Company of up to $40 million in shares of Class A Common Stock, on the terms and subject to the conditions of the Cantor Agreement. In addition, FOXO retained its Chief Distribution Officer and began organizing its selling relationships with independent agent distribution channels.

Our Business

We are entering into the Business Combination to initiate our business of combining longevity science with the life insurance industry. Longevity science, or the extension of human life, is being driven by the technology responsible for creating the “Century of Biology” with precision diagnostic and therapeutic technologies that have the potential to help humans live longer, healthier lives. Longevity science includes a wide variety of molecular biotechnologies that are built from recent advances in mass DNA sequencing technology and emerging artificial intelligence, machine learning, and bioinformatics tools.

We are commercializing proprietary epigenetic biomarker technology to simplify the consumer underwriting journey to drive sales and improve product accessibility by addressing the single biggest pain point in the industry, according to LIMRA. We are also commercializing a consumer engagement platform to make healthy longevity fundamental to the customers’ life insurance purchasing experience. We believe our longevity science-based products and services address long-standing, core problems within a life insurance industry that is ripe for modernization.

The life insurance industry is a very old and large industry. According to our research, the top twenty U.S. life insurance carriers are over 135 years old. In 2020, U.S. life insurance carriers sold over 10.1 million policies to consumers that provided over $12.8 trillion in insurance coverage according to the American Council of Life Insurers Fact Book 2021. This sales figure includes all types of life insurance products, including term and permanent insurance known as whole life, universal life, variable life, and variable universal life. We estimate from data provided by LIMRA and industry experts that 80% of permanent life insurance products and 46% of the term life insurance products are subject to medical underwriting protocols that are invasive, time consuming, and expensive.

We believe the underwriting pain point is most acutely felt by the life insurance agents responsible for selling 87% of all life insurance premiums in the United States, according to the Insurance Information Institute. Independent insurance agents are responsible for selling 49% of all premiums in the United States according to the same research. According to data provided by a leading insurance distributor, independent agents lose over 30% of their sales during the medical underwriting process that takes on average six to eight weeks and involves the invasive collection of blood and urine specimens. To combat this pain point, life insurance carriers have adopted accelerated underwriting protocols that use third-party data to underwrite life insurance applicants. Use of accelerated underwriting, originally designed for small term life insurance products sold to young consumers, is growing, and being applied to larger policies, on product types that contain permanent mortality risk, with older consumer applicants. We are commercializing proprietary saliva-based epigenetic biomarker technology that, when added to accelerated underwriting data, promises to create a seamless, non-invasive, accurate underwriting solution for consumers, agents, and insurance carriers.

We also believe that longevity science has the power to create a new value proposition for consumers purchasing life insurance. Burgeoning consumer interest in healthy longevity stands to be converted into a new tool for life insurance carriers and agents to attract consumers to their products. We are commercializing a consumer engagement platform that is designed to leverage the natural alignment of interests that exists between carriers, agents, and customers with respect to healthy longevity. Our initial consumer engagement offering will be commercialized through our Longevity Report that includes insights into biological aging and epigenetic measurements of health to directionally orient consumers toward wellness.

Our business is organized to generate revenues from the following sources:

•        Insurance Products Platform:    FOXO Life — expected product revenues include commissions, marketing allowances, and premiums earned from the sale of proprietary life insurance products and third-party life insurance carrier products sold under MGA relationships.

•        Insurance Services Platform:    FOXO Labs — expected service fee revenues include fees earned from the sale of life insurance products by third-party domestic and international insurance carriers using our epigenetic biomarker underwriting technology and consumer engagement platform.

Insurance Products Platform: FOXO Life

FOXO Life is our insurance products platform that will introduce and market life insurance products that embody our vision of bundling longevity science with life insurance. FOXO Life intends to operate as both an insurance company, through its wholly-owned subsidiary FOXO Life Insurance Company, and as a managing general agency (or MGA) for other insurance companies. We plan to use FOXO Life Insurance Company to initially commercialize our technology and then quickly expand our platform with insurance products from third-party carriers through MGA relationships. FOXO Life Insurance Company serves an important role in our strategic business plan to make longevity science fundamental to life insurance by: first, allowing us to work directly with an accelerated underwriting engine to integrate our epigenetic biomarkers into new underwriting protocols; second, allowing us to build out the operational infrastructure required to support our business; and third, supporting our MGA relationship operations that enable us to sell insurance products with longevity science through independent agent distribution channels.

We expect FOXO Life will generate significant commission revenues from the sale of insurance products issued by third-party carriers through MGA relationships. FOXO Life provides us with the opportunity to work directly with independent agent distribution channels, where we believe our products and services will have the greatest positive impact.

Proprietary Insurance Products

We purchased the Memorial Insurance Company of America on August 20, 2021, a life insurance company founded in 1956 and domiciled in Arkansas, which primarily involved a license to conduct insurance business and not a material amount of existing insurance business. Purchasing the Memorial Insurance Company of America, renamed FOXO Life Insurance Company, allows us to build proprietary insurance products to operationalize our systems and launch our technology. Following the closing of the Business Combination, we expect to file state expansion forms for authority to sell our proprietary insurance products in the states belonging to the Interstate Insurance Compact (the “Compact”). The Compact is a collaboration among regulators and legislators to streamline product approval requirements and processes across states, that among other things, provides a uniformed basis for the filing of life insurance forms in forty-seven compacting states (which include Puerto Rico and the District of Columbia). The Compact has approved the forms we intend to use to sell products issued by FOXO Life Insurance Company. The timing and approval of our state expansion forms is subject to jurisdictional approvals. For further information concerning insurance regulatory matters, see the section of this joint proxy statement/consent solicitation/prospectus titled “Risk Factors — Risks Related to Regulation Applicable to FOXO Life Insurance Company.”

FOXO Life Insurance Company is a digital life insurance company built on modern no-code software and cloud computing infrastructure that we believe make it unique within the industry. We believe owning our own life insurance company provides us with significant competitive advantages to rapidly build and prototype the products and services we seek to offer. We believe that legacy life insurance carriers operate on legacy technology, cannot rapidly prototype and iterate, and are challenged to effectively use technology to improve their products and realize cost efficiencies. Owning an insurance company within our insurance product platform enables us to, among other things:

•        create low touch, seamless customer user experiences to purchase insurance products;

•        provide a singular digital platform for marketing, selling, underwriting, and servicing products;

•        enable the expansion and modification of scalable partnerships;

•        build customer user experiences that are immersive and engaging; and

•        support agents and sell to consumers.

FOXO Life Insurance Company plans to offer 10- and 20-year term life insurance products that are bundled with the Longevity Report; however, initially, we do not expect to use epigenetic underwriting technology in the life insurance products we sell. We expect the research and development studies underway to support the introduction and commercialization of our saliva-based underwriting technology in 2023; however, there is no guarantee that we will be successful in commercializing such technology in 2023. Our Longevity Report is designed to be an immersive consumer experience that makes healthy longevity integral to the life insurance product itself. At launch, our Longevity Report will provide insights into biological aging with an “epigenetic clock” and additional proprietary epigenetic measurements of health that directionally orient consumers towards healthy longevity. The Longevity Report serves as the base of our consumer engagement platform that builds off the popularity of longevity science to attract health orientated consumers to life insurance. We expect customers of our proprietary life insurance products to be able to purchase fully bound coverage in a single seamless online application process and receive their Longevity Report within days of purchasing their coverage.

FOXO Life Insurance Company plans to offer term insurance to consumers aged 20-60 with benefit amounts between $100,000 and $1 million. We are building our proprietary insurance products to be underwritten using an accelerated underwriting engine expected to be provided by Velogica™ and reinsured by the global longevity reinsurer SCOR. Building our proprietary insurance products with an accelerated underwriting engine provides us with two key advantages: (i) they require very little touch from operational support teams; and (ii) they provide us with direct access to the accelerated underwriting data sets and associated rules-based risk classification engine to integrate saliva-based epigenetic biomarkers to commercialize our technology. We expect the pricing of our proprietary insurance products will be competitive with similar products that use accelerated underwriting, but also include our Longevity Report that provides additional consumer value.

MGA Insurance Products

We expect to expand our insurance products through MGA relationships with third-party carriers, which we call our “MGA Model”, to include a full suite of permanent life insurance products (i.e., universal life, variable universal life, indexed universal life, whole life) underwritten and issued by such carriers. We believe expanding our product suite to include permanent insurance products is an important step in our development, as we observed that insurance agents prefer to sell permanent insurance products, 80% of sales of which are subject to lengthy and invasive medical underwriting protocols. Our research indicates that independent insurance agents are highly interested in selling life insurance bundled with longevity science. Independent insurance agents sold 49% of all life insurance premiums in the United States in 2020 according to the Insurance Information Institute. The adoption and sale of life insurance products bundled with longevity science through independent insurance agents is critical to our growth plans and assumptions. Under MGA relationships, we expect we will earn commission revenues and marketing allowances from selling life insurance products supported by our science, technology, and brand marketing. Initially, we do not expect to use epigenetic underwriting technology in the life insurance products we sell through MGA relationships. However, we expect the research and development studies underway will support the introduction and commercialization of our saliva-based underwriting technology in 2023; however, there is no guarantee that we will be successful in commercializing such technology in 2023.

Marketing Proprietary and MGA Insurance Products

We intend to market insurance products on our FOXO Life platform with longevity science as “Life Insurance Designed to Keep you Alive.”™ We believe life insurance can and should do more to support the healthy longevity of its customers. The FOXO Life insurance products platform enables us to build our consumer engagement services offering and work with agents to market life insurance using health and wellness information. We intend to launch our FOXO Life insurance products with our consumer engagement platform offering using our Longevity Report. The Longevity Report is based on proprietary epigenetic biomarkers that seek to directionally orient consumers toward wellness.

Our FOXO Life insurance products platform is being built to enable customers to access their life insurance policy details and the Longevity Report through an online portal where they can also find information on longevity, health, and science, as well as make changes to their life insurance policy. Our marketing will emphasize that customers own their epigenetic data and will be able to view, track, download, share, or opt out of sharing their data for research or other purposes. Our core values with respect to personal customer information, such as epigenetics, are Accuracy, Transparency, Trust, Ownership, and Non-Discrimination. These core values are meant to communicate to consumers that their data is accurate; they are aware of how their data is used; their data is secure, de-identified, and used ethically; they have the power to collect and withdraw their data at any time; and their data will not be unfairly used against them. We believe that communicating these core values in all our marketing, as well as providing the ability to download individual epigenetic data is unique within the personal wellness industry. We intend to support our products with marketing communication that includes the latest news and scientific research on longevity and health, and offer consumers opportunities to contribute to the growth of scientific knowledge by participating in research studies. In sum, we believe our FOXO Life product platform will offer consumers a life insurance experience that is immersive as to healthy longevity unlike any other life insurance product.

While we intend to initially market our insurance products to consumers digitally in select markets, we do not intend to spend significant amounts on direct-to-consumer marketing. Our digital marketing spend will focus on building our brand that in turn supports our agent-focused business. Our products and services are focused mainly on addressing the challenges and needs of life insurance agents and thus while we believe direct-to-consumer online marketing is necessary, it is also expensive and detracts from working with agents who sell the majority of insurance policies in the United States.

To support our goal of distributing FOXO Life insurance products through independent insurance agents, we expect to build a national wholesaling team focused on selling longevity science-based life insurance products. We expect our wholesaling team will make up the majority of our marketing expenditures. We expect to build a healthy, vibrant, energetic national wholesaling team that motivates agents to sell life insurance products by aspiring to modern ideals of healthy longevity. We expect that the agents most interested in working with FOXO Life insurance products will be those agents searching for differentiated products that bring compelling value to consumers in their markets. We expect our early adopter agents will be interested in health, fitness, and technology — the same as the consumers we expect will best identify with our insurance products.

Product-Market Fit Research

We have conducted extensive market research to inform the product-market fit of combining longevity science with life insurance. In 2018, we initiated market research to begin working with creative marketing assets to engage agents and consumers. Our market research included renting a retail storefront in the downtown Minneapolis skyway where we constructed and operated a consumer “learning laboratory.” We used this learning laboratory to recruit participants for our Pilot Study, host events, post social media, podcast, and hold learning seminars. This market research allowed us to develop our consumer value proposition, which includes a full range of benefits to support healthy longevity. The learning laboratory taught us that our value proposition appealed most to consumers who were tech-savvy, forward-thinking, open-minded, and in the market for life insurance. In addition, we found that consumers were much more interested in life insurance when we included their longevity as part of the product purchasing experience. Key learnings from our marketing research included:

•        75% of visitors reported they would buy life insurance that included molecular health and wellness insights;

•        47% reported they would purchase FOXO’s life insurance offering even if it were more expensive;

•        44% of visitors reported that they had purchased life insurance;

•        38% of visitors reported that they purchased life insurance when they first got married;

•        younger consumers, aged 40 and younger, were the most engaged demographic participating in events, social media, site traffic, and consumer surveys; and

•        older consumers, aged 45 and older, had the most questions about their data and privacy.

In 2019, we engaged the insurance industry-leading consultancy to conduct additional market research to further confirm our product-market fit hypothesis with agents and consumers. In 2020, the overwhelming conclusion from the market research study was that the proposition of bundling molecular health and wellness with life insurance and a saliva-based underwriting protocol was “incredibly strong,” especially amongst agents. The research firm reported that they had never seen such strong indicators of interest and attitudes in favor of our proposed offerings in similar research.

The market research itself consisted of surveying 500 consumers and 125 agents with a 20-minute online survey designed to gather feedback on FOXO’s value propositions. The objectives of the consumer survey were to measure and rank interest in, and general propensity to pay for (or otherwise perceive distinct or differentiated value in), a life insurance product offering that provides direct consumer benefits around individualized health and wellness information and aging. Key results from the research include:

•        agents surveyed highlighted the pain point of medical underwriting — and believed that the carrier who supports and embraces saliva-based underwriting technology stands to “win all the business;”

•        68% of consumers surveyed indicated they were either excited, motivated, or interested in their individualized health and wellness information;

•        there was a high level of perceived value in receiving health and wellness information, particularly with agents;

•        the impact of bundling the health and wellness value proposition had the immediate effect of moving almost 10% of consumers from non-purchasers of life insurance to purchasers; and

•        58% of consumers who indicated they had an interest in purchasing life insurance in the next two years preferred the FOXO Life concept over life insurance that did not include health and wellness information.

Overall, we believe our market research further confirms our product market-fit hypothesis that longevity science bundled with life insurance will have an immediate and strong appeal to consumers and agents alike. In addition, our market research indicates that a saliva-based underwriting protocol that replaces the need for blood and urine specimen collection will be a highly desired offering. The results from our market research have informed our go-to-market and business development strategy.

Insurance Services Platform: FOXO Labs

FOXO Labs is our insurance services platform that will offer carriers the opportunity to support their products with longevity science to engage with their consumers and simplify their underwriting. FOXO Labs harnesses modern molecular biotechnology to offer services to insurance carriers seeking to improve sales, consumer value, risk classification and product performance. We expect FOXO Labs will work with both domestic and international carriers and generate significant service fee revenues from the sale of life insurance products that use our epigenetic biomarker underwriting technology and consumer engagement platform.

Consumer Engagement Platform

We believe life insurance products can and should do more to support the healthy longevity of customers. To enable carriers to better support the healthy longevity of its customers, we are building an open engagement platform that will be multi-omic, which means it will include both genetic and epigenetic information to support health and longevity, and include value added products and services designed to support lifestyles focused on health, wellness, and building a positive legacy. Our initial engagement platform will consist of the Longevity Report that is based on proprietary epigenetic biomarkers that will directionally orient consumers toward healthy longevity. We believe our longevity-science based consumer engagement platform can address declining interest in life insurance to provide a pathway for renewed product relevance for modern consumers. We also believe that our engagement platform will create new ways for insurance agents to present and sell life insurance.

Our belief that our consumer engagement platform can support life insurance customers living healthier, longer is personal for our founder and Chief Executive Officer, Jon Sabes. Mr. Sabes’ personal experience helps inform us on how harnessing the advances in molecular biotechnology can add to the consumer value proposition of life insurance. Mr. Sabes carries the genetic mutation MSH6 gene (known as Lynch Syndrome) that increases his risk of colon cancer eight-fold according to research published in 2010 in the Journal of the National Cancer Institute. Mr. Sabes learned that he carried the genetic mutation MSH6 after his brother was diagnosed with colon cancer four years before he would normally undergo his first colonoscopy at age 50. Colon cancer is considered treatable and survivable provided it is diagnosed early. Individuals with MSH6 are recommended to begin screening for colon cancer much younger than the age of 50 and more frequently, according to the same research. Women diagnosed with a MSH6 mutation have a twenty-six-fold higher risk of endometrial cancer and should receive active screening beginning early in life, according to the same research. And while the prevalence of the genetic mutation MSH6 is low among individuals, the cost of the screening is relatively inexpensive as compared to the deadly cost of not identifying cancer risks earlier in life. Mr. Sabes personal experience with MSH6 serves as just one example of how we envision a multi-omic consumer engagement platform can help life insurance carriers live longer, healthier lives — which is further supported by the natural alignment of interests between life insurance carriers and their customers.

Our initial consumer engagement platform will include our Longevity Report. The Longevity Report focuses engagement on biological aging using the “epigenetic clock” to provide unique insights into individual rates of aging. We will also include additional proprietary epigenetic measurements of wellness around metabolic, cardiovascular, inflammation, and indulgence scores based on clinical measurements. FOXO has exclusively licensed epigenetic clock technology developed by Dr. Steve Horvath at UCLA for use in the life insurance industry, as further described below. The Longevity Report will be immersive, engaging, accessible through a secure online portal and be provided to our FOXO Life insurance customers at no additional charge. Upon launching our consumer engagement platform, we look forward to extending and expanding our offerings that further deliver and support an expanded promise of “Life Insurance Designed to Keep You Alive.”™

As discussed above, we envision our consumer engagement platform will be expanded to be multi-omic, which means it will include both genetic and epigenetic information that supports healthy longevity. While we believe genetic information, with its immutable characteristics, is not appropriate for life insurance underwriting, we believe it is appropriate for post-issuance consumer engagement to support healthy longevity.

As we expand our engagement platform, we expect it to grow to include both proprietary content and licensed third-party content. For example, we expect to work with other third-party providers to include relevant information on genetic disease risk (e.g., MSH6 or mutations of the BRACA and APOE genes), pharmacogenomics, nutrigenomics, and ancestry. We also expect to build out our consumer engagement platform with other leading products and brands that share and support our ethos for healthy longevity. Our consumer engagement platform seeks to enable and empower every carrier to support the healthy longevity of its customers and we believe is a perfect product-market fit for an industry seeking to find relevance with modern consumers and a financial motive for its customers to live longer. Moreover, we believe our engagement platform will empower agents with a new consumer value proposition to sell life insurance, as well as offer additional products and services that support the healthy longevity of modern consumers.

Underwriting Technology Platform

We believe saliva-based epigenetic biomarkers can replace the invasive specimen collection and lengthy timelines of traditional medical underwriting. To simplify the underwriting process and make life insurance easier to purchase, we are commercializing epigenetic biomarker technology that seeks to identify the same health risks used in life insurance underwriting today. Our underwriting technology platform aims to add saliva-based epigenetic biomarkers to accelerated underwriting protocols to provide carriers with underwriting protective values that equate to traditional underwriting methods. We believe that once commercialized, life insurance products associated with our underwriting protocol will quickly become the dominant products of choice among insurance agents.

Medical underwriting, as it is being utilized today, is expensive, time consuming and invasive. LIMRA describes medical underwriting as the single biggest pain point in the industry. In the United States, domestic carriers budget an embedded cost of $500 to $2,000 per policy for medical underwriting, according to industry experts. This cost includes sales breakage rates reported to be 30%, paramedical specimen collection, clinical laboratory assays, and the collection of medical records. Not included in this cost are (i) the human touches needed to manage the six to eight week average underwriting journey, (ii) the carriers’ loss of future premiums due to sales breakage, and (iii) the agents’ loss of income and opportunity cost due to sales breakage. Our research with insurance agents indicates that medical underwriting is a significant impediment to sales, detracting agents from selling and consumers from buying life insurance.

In response, carriers are adopting accelerated underwriting technology to support an underwriting protocol that is fast and accurate. However, despite a move towards accelerated underwriting, a central challenge remains that third-party data sets have only recently become widely available, and there has been little ability to track actual mortality experience from data sets. Moreover, third-party data sets, such as motor vehicle records or credit scores, rely on data that is only correlative rather than causal to mortality, and do not speak to the specific health and wellness impairments that give rise to mortality risks. Thus, despite the speed advantage of accelerated underwriting, medical underwriting continues to be the dominant protocol used by carriers for accurate risk classification.

We believe we will be able to offer saliva-based epigenetic biomarkers to insurance carriers to identify the same risks at costs that compare favorably to medical underwriting. Our underwriting technology solution proposes to add saliva-based biomarkers to accelerated underwriting protocols to simplify the consumer underwriting journey to recapture the significant costs of medical underwriting. Our saliva-based underwriting technology seeks to combine the benefits of accelerated underwriting (i.e., speed and convenience) with the accuracy and protective value (i.e., mortality experience) of medical underwriting. We believe that saliva-based epigenetic biomarkers used in conjunction with accelerated underwriting can offer consumers and agents a seamless underwriting journey and also provide carriers with accurate underwriting risk classification, increased sales, reduced breakage, and increased agent incomes.

Commercialization of Saliva-Based Epigenetic Biomarkers

As described above, we completed a research Pilot Study in 2019 to discover that epigenetic biomarkers were available in blood and saliva that mirrored many of the conventional clinical measures currently used in medical underwriting. We believe the Pilot Study represents unique research in the field of epigenetics and machine learning to develop individually predictive epigenetic biomarkers for numerous measures of health and wellness, as well as measure the relative health statuses of a cohort of individuals. We also believe that the Pilot Study results provide proof-of-concept that saliva-based epigenetic biomarkers are available to assess the same risk factors evaluated in life insurance underwriting today.

Commercializing epigenetic biomarkers for use in life insurance underwriting is based upon whether they are actuarially justifiable as opposed to meeting the stringent requirements and FDA approvals required for use in clinical diagnosis. Our research and development plans are designed to bolster the actuarial justification of using epigenetic biomarkers for underwriting risk classification by demonstrating we can reach the same risk classification as medical underwriting protocols. In other words, our commercialization efforts are focused on combining saliva-based epigenetic biomarkers with accelerated underwriting protocols to reach the same medical underwriting risk classification. We believe that to the extent we demonstrate the consistency of obtaining the same underwriting risk classification result, we will be in a position to commercialize our technology.

We expect that over time, our underwriting technology will continue to produce more accurate, robust, and powerful saliva-based epigenetic biomarkers. We expect to achieve these advances in our biomarker technology by obtaining more data from specific population subsets that are similar to life insurance applicants and more accurate data on the diseases or conditions we seek to measure for life insurance underwriting.

We measure the performance of our epigenetic biomarkers for actuarial justification utilizing a variety of methods designed to measure the effectiveness of using an epigenetic biomarker to predict whether an individual has a particular health condition or not. Biological tests can be wrong and result in false positive or false negative outcomes. One method to evaluate the performance of a biomarker is to measure the accuracy of the biomarker in correctly predicting the condition the biomarker seeks to identify. Another method to measure predictive performance using area under a receiver operating curve, or AUC.

In the table below, we provide the accuracy measurements from our 2019 Pilot Study (described above) for eight saliva-based epigenetic biomarkers that relate to life insurance underwriting risk factors. Accuracy is a key measure of performance, where higher accuracy indicates a better performing biomarker. Accuracy measures the proportion of correct predictions to the total predictions made.

Health data
Epigenetic data

## Epigenetic biomarkers

Automated machine learning creates proprietary algorithms of DNA methylation data to measure human health

| Epigenetic biomarkers | Accuracy |
|---|---|
| Tobacco / Nicotine use | 99% |
| Hypertension | 79% |
| Obesity | 74% |
| Cardiovascular Disease | 83% |
| NT-proBNP | 93% |
| Diabetes | 80% |
| Alcohol Abuse | 97% |
| Cannabis Use | 90% |

The table above demonstrates that among the Pilot Study’s participants, our saliva-based epigenetic tobacco biomarker was shown to be 99% accurate in predicting whether a study participant is or is not a tobacco/nicotine user. In other words, in our Pilot Study, our epigenetic biomarker analysis had only one incorrect prediction of a tobacco/nicotine user, and correctly predicted all non-tobacco/nicotine users. Another accuracy measure shown in the table above is our cardiovascular disease biomarker that, in the Pilot Study, was 83% accurate in predicting whether a study participant has cardiovascular disease. In other words, in our Pilot Study, our epigenetic biomarker analysis correctly predicted 83% of the time whether an individual had cardiovascular disease, which was made up of correctly predicting those with cardiovascular disease 67% of the time, and correctly predicting those without cardiovascular disease 89% of the time.

We are still early in the development of our epigenetic biomarker technology and currently have various research initiatives to further develop, improve and validate epigenetic biomarkers with accuracies for commercialized use. (See Research and Development of Epigenetic Biomarkers). We believe the material and necessary step to commercialize our technology is to demonstrate the ability to reach the same underwriting risk classification conclusions of medical underwriting with accelerated underwriting and saliva-based epigenetic biomarkers. We believe this will be accomplished through a combination of research and development efforts underway, as well as operationalizing FOXO Life with its use of accelerated underwriting. These research and development efforts, that we currently estimate will cost a total of $10 million, are in various stages of design and completion which, if completed and we achieve the performance results we expect, FOXO would be in a position to begin using epigenetic biomarkers in a commercial underwriting context in 2023.

Research and Development of Epigenetic Biomarkers

Our research and development efforts are designed to support the commercial use for underwriting, as well as further discover, refine, and validate our epigenetic biomarker technology. Our research and development is informed by consultations and discussions with industry experts and is designed to support our hypothesis that we can reach the same underwriting risk classification as traditional medical underwriting by combining saliva-based epigenetic biomarkers with accelerated underwriting protocols. We refer to our key research and development initiatives as the Physicians’ Health Study, the Validation Study, and the Parallel Run Study.

•        Physicians’ Health Study (or PHS).    The PHS study involves a collaboration of FOXO with the Harvard T.H. Chan School of Public Health and Brigham and Women’s Hospital (the “Hospital”) to catalog the epigenetic biomarkers of participants in a longitudinal health study of physicians across the United States with over twenty-five years of follow-up and over 2,500 mortality events. PHS has independently contributed to more than 400 publications covering a wide range of topics including type 2 diabetes, body index and mortality, predictive biomarkers of cardiovascular disease, and more. We believe our work with PHS can lead to similar publications by measuring the DNA methylation in 11,340 blood specimen samples collected from participants fifteen years ago and are organizing our research accordingly. We plan to analyze the data from the PHS study in the second half of 2022. The PHS study represents approximately $3.4 million of our research and development cost estimate, including payments already made to the Hospital and for DNA methylation of the samples.

•        Validation Studies.    The Validation Studies involve self-designed research organized through the research firm Westat to build upon the results of the Pilot Study. Because of the limited availability of biobanks in North America with large numbers of saliva samples, we expect to collect enough saliva specimens and data to build a biobank to validate many of the biomarkers we discovered in the Pilot Study. The Validation Study is expected to include in-person paramedical physical exams of 3,000 individuals and the collection of saliva and blood specimens, medical records, prescription records, and laboratory results. We expect the Validation Studies will enable us to also confirm the performance of new biomarkers we obtain from our other studies. Conducting proprietary research using saliva is a key priority, since the ability to gather samples through a noninvasive process is core to our underwriting technology solution. Ownership of the study samples and data represents a large and growing data set which is an asset to FOXO and provides us with flexibility regarding future research and partnerships. We plan to initiate these studies during the second half of 2022. The Validation Studies represent approximately $5 million of our cost estimate. To further support our Validation Studies, we recently executed a clinical trial agreement with The Brigham and Women’s Hospital, Inc. to conduct a cross-sectional study of epigenetic signatures, risk factors and outcomes. The Company is committed to payments up to approximately $850,000 related to the agreement, half of which was paid upon contract execution during the second quarter of 2022. Remaining payments are due as follows (subject to proration based on actual work performed if the agreement is terminated): (i) 20% upon the enrollment of the first patient, (ii) 20% upon the enrollment of the final patient and (iii) 10% upon lab receipt of shipments for all initially planned assays. Such amounts are included in the total cost estimate for the Validation Studies.

•        Parallel Run Studies.    The Parallel Run Studies involve working with life insurance and reinsurance carriers to compare traditional medical underwriting results of insurance applicants with epigenetic biomarker underwriting analysis on the same individuals. In a Parallel Run Study, the life insurance applicant undergoes medical underwriting and provides an additional saliva specimen for epigenetic biomarker analysis. The results of the medical underwriting and epigenetic analysis is used to create a dataset in which multiple analyses can be conducted. Parallel Run Studies seek to demonstrate how epigenetic biomarkers replicate conventional medical underwriting results, including health impairment identification and underwriting risk classifications. We expect the datasets created from Parallel Run Studies will enable us to demonstrate a clear pathway for improving epigenetic biomarker results from the learnings we obtain from Validation Studies, PHS and other proprietary research projects. We recently entered into a Memorandum of Understanding and Pilot Research Agreement with both a life insurance carrier and a reinsurer to run a Parallel Run Study that commenced during the third quarter of 2022. We currently estimate that a Parallel Run Study will cost us approximately $0.6 million.

We anticipate that we will need approximately $10 million for our research and development expenditures to get our technology to the point where we believe it will be ready for commercial use, however, the amount of research and development we will conduct will depend upon our capital following the Transactions, and the results we obtain from such research, which depending on the nature of such results, may increase or decrease the amount and type of studies we believe are necessary to get to commercialization. We believe we will be able to retain such $10 million budget based on anticipated cash on hand following the Transactions along with the proceeds from future sales of shares of Class A Common Stock pursuant to the Cantor Agreement; however, to the extent we are unable to satisfy such budgeted amount, then management will determine the appropriate modifications and priorities necessary to continue to ready our epigentic biomarket technology for commercial use. The adoption of epigenetic biomarkers for life insurance underwriting will be driven by numerous factors, the most important of which is underwriting protective value carriers receive from using epigenetic biomarkers.

Protective Value

Insurance carriers determine what underwriting protocols to apply by analyzing the protective value of available underwriting information. The protective value of underwriting information compares the cost of obtaining underwriting information against the value the information provides against future claims. A protective value analysis is critical to establishing the premium charges associated with underwriting risk classifications in life insurance products. To illustrate the protective value analysis, a carrier could require a full-body CT scan on every life insurance applicant which would provide excellent underwriting information, but the cost of obtaining the underwriting information would not be offset by enough savings in future mortality claims. Similarly, if a fictional fingerprint scan that cost pennies could provide insights into all forms of health and mortality risk, we could expect that every insurance applicant would be subject to such a scan. Equally important is the availability and convenience in obtaining the underwriting information; requiring individuals to undergo a full-body CT scan is impractical, whereas a fingerprint scan would be easily obtainable. provide excellent underwriting information, but the cost of obtaining the underwriting information would not be offset by enough savings in future mortality claims. Similarly, if a fictional fingerprint scan that cost pennies could provide insights into all forms of health and mortality risk, we could expect that every insurance applicant would be subject to such a scan.

Our protective value analysis focuses on the future mortality claims differential between accelerated underwriting and medical underwriting. In general, carriers expect to experience increased mortality claims with accelerated underwriting as compared to medical underwriting. However, obtaining medical underwriting information has greater financial and operational costs over accelerated underwriting. Our hypothesis is saliva-based epigenetic biomarkers, when added to accelerated underwriting protocols, can provide the same protective value as medical underwiring. We have focused our protective value analysis on providing underwriting information from saliva-based epigenetic biomarkers at a cost of $333 (i.e., our modeled cost for carriers using our saliva-based underwriting technology). Our analysis suggests, for the types of products to which our technology best applies, that adding the cost of epigenetic biomarker information to accelerated underwriting would provide the same or greater protective value based on the information provided for future mortality claims. If we are able to demonstrate through our key research and development initiatives that we are able to consistently reach the same underwriting risk classification as medical underwriting by combining saliva-based epigenetic biomarkers with accelerated underwriting protocols, we will be in a position for commercial use.

We believe that once our underwriting technology is in commercial use, it will have a sentinel effect on consumers which will lead to better mortality risks being associated with the products that purchase products supported by our technology. Moreover, we believe that independent agents will quickly move towards those products which use our saliva-based technology, as opposed to invasive and lengthy medical underwriting protocols. This, we believe, will in turn create competitive pressures on life insurance carriers who choose not to use our technology that avoid underwriting adversely selected mortality risk as well as experience competitive pressures as independent agents and consumers choose products with simpler, non-invasive underwriting requirements.

We expect to begin selling proprietary life insurance products issued by FOXO Life Insurance Company or through MGA arrangements in 2022. The sale of these products support our goal of commercializing saliva-based epigenetic biomarkers into accelerated life insurance underwriting protocols. Initially, we do not expect to use epigenetic underwriting technology in the life insurance products we sell. However, we expect the research and development studies underway will support the introduction and commercialization of our saliva-based underwriting technology in 2023 that expands the reach of accelerated underwriting beyond its current limitations; however, there is no guarantee that we will be successful in commercializing such technology in 2023.

Technology Operations

We are modernizing the life insurance industry through a new digital technology stack to execute our business and support our ambitious growth plans. To support our business, we are developing a technology stack that provides us with scalable operational infrastructure that offers a high degree of flexibility and adaptability in its operational software architecture. To that end, we are building a completely new digital life insurance product platform that will operationalize FOXO Life Insurance Company and our MGA sales operations and bundle longevity science with life insurance. The goal of our technology operations is to be able to service life insurance carriers worldwide, at scale. In addition, we are building operational technology that supports researchers and epigenetic analyses.

We are developing an operational software platform with advanced architecture that we expect to enable us to meet our business requirements efficiently and effectively. Our operational software goal is to build a basic, modern, core operating infrastructure that enables us to service our sales, marketing, and operations across our entire platform. Our conclusion to build a new operating infrastructure resulted from extensive due diligence on industry software “plug and play” options that we believe are poorly designed and expensive. Our perspective on the operational software required to operate our insurance product platform is rather simple: profitably sell policies through marketing, carefully underwrite, and offer limited service support. And while there are several industry software “plug and play” options that enable these operations, we found that most of the service offerings rely on legacy technology that is made worse by modern user interfaces. As a result, we believe insurance carriers of all sizes are struggling with 20 to 30-year-old data architectures and the associated servicing platforms.

We made the strategic decision to build our operating platform on a design-build approach using a no-code software platform provided by Unqork and cloud software platforms provided by Amazon Web Services, or AWS, rather than struggle with outdated software built on poor architecture. FOXO Life is building a software operating system to operationalize proprietary and MGA product sales with modular architecture that we believe is a scalable, dynamic, intuitive platform that has the ability to surpass any known sales, service and administration systems used by legacy providers today. FOXO Life’s operating system is substantially complete with the majority of the attentive costs associated with the build incurred and is built to support our saliva-based underwriting technology and consumer engagement platform, complete with saliva kit distribution and specimen tracking systems, Longevity Report production, consumer dashboard interface, and mobile application access. We expect that our operating platform will support our ability to efficiently grow at scale as we market and sell life insurance products and technology services.

While we believe the decision to develop a custom operating infrastructure rather than license existing industry “plug and play” software provides FOXO with increased adaptability, flexibility, and efficiency, our decision does increase the operational risk and reliance on new, unproven systems. In addition, while we have completed the substantive development necessary to launch and operation FOXO Life, we will be required to maintain software development teams to continue supporting our operating systems. The costs and timelines with continuing to develop and maintain these systems are ongoing, however, we believe these costs are more than offset by the challenges and costs we would incur using third-party licensed systems.

Our operating platform is substantively complete and includes the following core operating systems:

•        application system;

•        policy administration system;

•        underwriting system;

•        reinsurance administration system;

•        specimen tracking system;

•        longevity report system; and

•        research study system.

Application System.    Life insurance is highly regulated with most regulations predating the advent of the internet. These regulations, which are meant to protect consumers, often create significant challenges in the design and delivery of the products to consumers in the modern era. We are creating a modular life insurance application system that can be highly customized to the needs of partners quickly while leveraging customer user experience learnings. We believe the result will be a highly dynamic and efficient life insurance application system that supports a repeatable process for creating insurance product applications that feed the many regulated forms that append to the insurance products.

Policy Administration System.    Most life insurance policy administration systems were originally designed to support paper driven business and have barely been updated to support newer communication channels and data needs. While many policy administration systems have been “painted” with a clean user interface to make them appear as though the underlying infrastructure is modern, our due diligence found that for the most part, these systems are built for legacy products with a legacy mindset and infrastructure. We believe it is more efficient to create a modern policy administration system to provide for handling of billing, policy updates, and recordkeeping, supporting policy issuance and servicing at scale. A guiding principle of building our policy administration system is to ensure that all the functionality needed exists, and no more, while still allowing flexibility for future feature needs. This allows us to create internal processes for administration that require limited or no training for employees with the basic knowledge of life insurance. The internal user experience is designed to be similar to the consumer-facing website and portal, with intuitive navigation.

Underwriting System.    Life insurance underwriting is the core function of the industry. Without the ability to underwrite and risk-classify applicants properly, there is no ability to create value. However, the underwriting process has only moderately changed over the last half century and while there is more data available today, the questions asked are similar, and the layering of the data into the same basic framework remains. Modern aspects of underwriting systems are rare in market, and an underwriting system that enables multiple models to run all available data is quite rare. We are using the lessons already learned by the industry to build an underwriting system with modern architecture that we believe will be more flexible than existing options. We believe an underwriting system with a modern API architecture is needed to meet all the needs of our saliva-based underwriting technology. The underwriting system under development will not be bound by an “application-to data-to underwriter” workflow; rather, our system will be designed to be able to entirely reconfigure the process to leverage the highest value components of an underwriting model and data sets to efficiently deliver a decision. We believe this underwriting system will better support modern machine learning models to conduct better analysis of the data used to underwrite and risk classify.

Reinsurance Administration System.    Reinsurance is a critical element to the life insurance industry and facultative and treaty reinsurance arrangements can be quite complex and require specific analytical data feeds with embedded pricing calculations. At FOXO, we found that the market currently has few commercial solutions for administering reinsurance arrangements and modernization of this system appears to have been deprioritized by most carriers. As a result, we are building a new reinsurance administration tool for our own use. This reinsurance administration system will provide significant cost savings at the outset, eliminate future licensing and maintenance fees, reduce the time of staff to manage a complex and burdensome system, and eliminate middleware in the process. Our modular reinsurance administration system creates a direct integration of FOXO Life’s operating system into the system of our reinsurer, SCOR. The system is designed to accommodate additional reinsurance treaties and the ability to connect our data directly into our accounting systems. We believe our reinsurance administration system will be integral to our overall business strategy of supporting our saliva-based underwriting technology.

Specimen Tracking System.    Biological specimen management technology tends to be lab and research focused and not well suited for our business use case. We found many existing software solutions to have complicated user interfaces, inadequately managed multiple test protocols, or proved difficult to connect to our operating system. As a result, we decided to build a specimen tracking system to manage our biological specimens, from ordering test kits, tracking wet-lab production, to data analysis and results publication. The specimen tracking system we are building is a flexible module that supports many partners for kit fulfillment, lab processing, data interpretation and front-end consumer user experiences. The specimen tracking system is expected to form a key component of our operating platform by providing status tracking and analytics for management, as well as delivering laboratory data results to our bioinformatics pipeline for processing and ultimate delivery to the customer. Our specimen tracking system will provide the backbone needed for our saliva-based underwriting technology that we expect to sell to the insurance industry and which has capabilities that exceed other software tools available in the marketplace today.

Longevity Report System.    The same technology behind our underwriting technology supports our consumer engagement platform. Our longevity report system is fully automated that connects with our specimen tracking system and can receive and convert raw laboratory data into an immersive consumer report. Our initial longevity report system will provide insights into biological aging from our proprietary life proprietary epigenetic measures of biological aging and wellness measures around metabolic, cardiovascular, inflammation, and indulgence scores based on clinical measures. The longevity report system will be accessible through a secure online portal and is the basis for our consumer engagement platform.

Research Study System.    Conducting research with human subjects is expensive because of the costs associated with specimen collection, data gathering, and participant incentives. The software required to support this effort is conceptually basic, but complex from an architecture standpoint. Research study data is conventionally collected manually or through custom software systems that take enormous amounts of time and money to configure. While many research software solutions are available, we found that most companies use antiquated technology with very high costs. We are building a software system that we intend to use to survey and aggregate data on study participants. This system leverages infrastructure already being built which saves significant costs to develop. This system will be designed to screen, survey, and link laboratory data directly to the research study participants. Building this system with the right multi-tenant architecture has the potential to allow third party researchers to leverage our systems to run their own studies, opening new business opportunities and reducing their costs to allow research funds to be focused on what matters the most, the research. When surveying the market, we found that there was no modern solution to serve this large market that was priced reasonably and easy to use. We believe that no-code platforms create an opportunity where costs can be saved by building, instead of licensing, software.

Together, we believe our operating systems make up a technology innovation stack that makes FOXO capable of scaling to support the demand it expects to receive from the products and services it expects to sell worldwide. Whether running 1,000 saliva-tests or 10,000,000, we believe the design of our operating platform and underlying systems will allow them to be highly scalable — and as a result we expect to be able to address accelerating demand in large and growing markets. In addition, as demand and volume of its saliva-based underwriting technology services scale, we expect to be able to realize significant cost savings across our platforms on the raw material inputs involved in providing our services. Our ability to develop this technology innovation stack is supported by what we believe are best-in-class no-code software and cloud computing platforms.

We are building a number of technologies that support researchers and epigenetic science and analysis. Extending our technology to researchers in longevity science is a key initiative of our business. Described below are examples of how we are supporting longevity science with the development of FOXO’s MethylSuite, which is a high throughput bioinformatic software package that supports calculating, reporting and interpreting epigenetic data derived from microarray technology; and the Infinium Mouse Methylation Array, a new microarray designed to advance epigenetic research in model organisms.

Bioinformatics Software — MethylSuite.    In 2019, we released a bioinformatic software package as an open-source Python library available on GitHub called “MethylSuite.” We developed MethylSuite to fully automate and integrate DNA methylation detection and analysis into the wet-lab workflow, effectively bolting-on and complementing existing bioinformatic software packages such as GenomeStudio by Illumina, Inc. Written in Python, the MethylSuite automates laborious steps in epigenetic data pre-processing and quality control. The current workflow supports the conversion of raw data from Illumina methylation arrays to normalized Beta values or M-values; normal-exponential out-of-band, or NOOB, normalization of probe intensities; quality control filtering of less reliable probes based on peer-reviewed publications; and sample failure detection and filtering based on advanced outlier detection algorithms. MethylSuite is the first of a series of bioinformatic software releases that we plan to deploy to support the acceleration of epigenetic research. In summary, we believe MethylSuite software is an easy to use bioinformatic software that aids both the operations of our business and researchers in scientific discovery in epigenetics that in turn supports our business objectives.

Infinium Mouse Methylation Array.    In 2019, we worked with leading researchers at the Van Andel Institute and Illumina to commercialize a first-of-its-kind microarray: Infinium Mouse DNA Methylation BeadChip (“Infinium Mouse Methylation Array”). We believe the Infinium Mouse Methylation Array represents a significant upgrade for researchers to access and test epigenetic changes in model organisms on a robust microarray platform. The Infinium Mouse Methylation Array was developed by the Laird Laboratory to better understand the role of epigenetics in cancer. FOXO assisted in commercializing the Infinium Mouse Methylation Array with the Van Andel Institute and Illumina by placing the first commercial order, helping define and refine the technical capabilities of the array, and participated in the technical validation and characterization of the array’s capabilities. We believe the Infinium Mouse Methylation Array represents a key research tool needed to continue expanding epigenetic research efforts in model organisms for precision diagnostic and therapeutic medicine. The Infinium Mouse Methylation Array began being offered for sale globally by Illumina in the fourth quarter of 2020. FOXO receives a royalty on all Infinium Mouse Methylation Array sales by Illumina.

FOXO’s complex operations are made possible by modern software and what we believe is visionary technical leadership, and we expect our operations to support our ability to service the needs of the global life insurance industry as their businesses confront the modern era of molecular biotechnology. Moreover, we believe that by creating our operating platform with modern modular software configurations, we will have additional commercial opportunities to service other vertical markets in need of the similar solutions we provide.

Intellectual Property

Our approach to intellectual property is guided by the following strategic guidelines: build proprietary intellectual property that adds value, credibility, and competitive advantage; file patents if possible; and protect our intellectual property as trade-secrets where meaningful patent protection cannot be achieved.

Proprietary Intellectual Property

We currently maintain and will continue to create significant trade-secret intellectual property regarding epigenetic biomarker technology related to our saliva-based underwriting technology. We work with experienced patent lawyers to file patent applications for our inventions where it furthers the protection of our intellectual property. The Pilot Study serves as the basis of the main body of our current proprietary intellectual property assets (trade-secrets and patent claims). FOXO’s patent applications are based on the use of machine learning for epigenetic biomarker identification, the application of epigenetics for underwriting risk classification, and synthetic DNA methylation probe identification. The following patent applications were filed in the United States only with a non-publication request to prolong confidentiality and allow for an option to abandon one or more in favor of trade secret protection:

•        Patent Application USAN 16/579,777: “A Machine Learning Model Trained to Classify Risk Using DNA Epigenetic Data” (filed September 23, 2019).

•        Patent Application USAN 16/579,818: “A Machine Learning Model Trained to Determine Biochemical State and/or Medical Condition Using DNA Epigenetic Data” (filed September 23, 2019).

•        Patent Application USAN 16/591,296: “Synthetic Probe” (filed October 2, 2019).

A further patent application will be published in due course: Patent Application USAN 17/482,405: “Machine Learned Quality Control for Epigenetic Data” (filed September 22, 2021).

Licensed Intellectual Property

FOXO has licensed “epigenetic clock” patent applications from UCLA for use in the life insurance industry. These licenses require us to achieve certain milestones and pay royalties for the commercial use of the technologies. We intend to continue to pursue licensed technology where we believe such technology adds value to our products or services. FOXO’s licensed technology includes:

•        Patent Application USAN 16/323,490 entitled “DNA Methylation Based Predictor of Mortality” (aka “DNAm Age”, “EEAA”, “Horvath Clock”) (filed February 5, 2019).

•        Patent Application USAN 17/282,318 entitled “DNA Methylation Biomarker of Aging for Human Ex Vivo and In Vivo Studies” (aka “GrimAge”) (filed April 1, 2021).

•        Patent Application USAN 16/963,065 entitled “Phenotypic Age and DNA Methylation Based Biomarkers for Life Expectancy and Morbidity” (aka “PhenoAge”) (filed July 17, 2020).

Competition

We will encounter significant competition in the life insurance and molecular health and wellness testing business. Many of these competitors have greater financial and other resources than we do and may have significantly greater access to capital markets. Moreover, some of these competitors have significant cash reserves and can better fund shortfalls in collections that might have a more pronounced impact on companies such as FOXO. They also have greater market share. In addition, we compete against other companies seeking to commercialize epigenetic biomarker underwriting technology, both within the insurance industry, as well as in other applications in other markets. In the event that the life insurance companies make a significant effort to compete against our business, we would experience significant challenges to our business model.

Competition can take many forms, including the pricing of the financing, transaction structuring, timeliness and responsiveness in processing a seller’s application and customer service. Some of the competitors may outperform us in these areas. Some competitors target the same type of life insurance clients as we do and generally have operated in the markets for a longer period of time than us. Increased competition may result in increased costs of issuing policies, or it may affect the availability and quality of policies that are available for our issuance. These factors could adversely affect our profitability by reducing our return on investment or increasing our risk.

Government Regulation

The life insurance and direct-to-consumer testing business is highly regulated at both the federal and state levels. We are subject to federal and state regulation and supervision in the life insurance business. As described below, there are significant regulations in many states that require us to obtain specific licenses or approvals to be able to sell life insurance in those states. We continually research and monitor the regulatory environment and regulatory changes that may apply to our business and intend to apply for the appropriate licenses in the required states, if such licenses are necessary, both federally and at the state level. We plan to provide our products and services under a distributed testing mode with separated “dry” and “wet” labs, with FOXO Labs analyzing epigenetic biomarkers based on data from outsources testing performed by its partner “wet” lab. Risks related to regulation are detailed in the section entitled “Risk Factors — Risks Related to Regulation Applicable to FOXO Life Insurance Company.”

Insurance Regulation — Insurance Products

The operations of our regulated life insurance company, FOXO Life Insurance Company, and our other FOXO life activities (including those of licensed insurance agents for the sale of third party policies through our MGA relationships) are subject to a complex, state-by-state regulatory framework that includes company and producer licensing requirements, life insurance product regulation, financial regulation, and/or market conduct regulation. Many of these regulations are based upon the NAIC Model Rules, a set of laws, regulations and guidelines promulgated by the National Association of Insurance Commissioners as proposed statements of insurance law to be adopted by the 50 states. FOXO Life Insurance Company’s proprietary insurance products will use a familiar term product chassis that uses an accelerated underwriting engine planned to be provided through SCOR. The inclusion of our planned Longevity Report with life insurance is consistent with other life insurance consumer health and engagement models that are well established in the marketplace. FOXO Life does not expect significant regulatory hurdles for bundling or marketing molecular health and wellness with life insurance. FOXO Life Insurance Company’s proprietary insurance products have the benefit of working within the Interstate Insurance Compact (the “Compact”), which is a state-based agreement among forty-seven compacting states to modernize the regulatory approval of insurance products through a set of comprehensive uniform product standards set forth by the Interstate Insurance Product Regulation Commission, or IIPRC. Under the Compact, carriers can submit one product form for review by a single regulatory team of reviewers and actuaries for all states in the Compact.

FOXO Life Insurance Company is domiciled in the State of Arkansas. As such, the Arkansas Insurance Department will be the domicile regulator for FOXO Life Insurance Company’s operations. Other states’ regulations may apply based on the location of FOXO’s customers. Prior to FOXO Life Insurance Company being permitted to sell its life insurance products or expand the jurisdictions in which FOXO Life Insurance Company may sell life insurance products, we are required to comply with requirements applicable to its Arkansas Insurance License (including the submission of a final capital management plan and satisfaction of applicable capital and other requirements of the Arkansas Insurance Department).

Insurance Regulation — Epigenetic Biomarkers

Underwriting life insurance is subject to state insurance regulation. We believe the use of epigenetic biomarkers in life insurance underwriting is permissible due to the fact that we are seeking to identify the same underwriting impairments already used by other insurance carriers in medical underwriting today. Moreover, the use of epigenetic testing or information in life insurance underwriting is not prohibited at either the federal or state level. Florida and Louisiana are the only states that have explicitly sought to prohibit the use of genetic information, which is distinguishable from epigenetic information, for use in life insurance underwriting.

Any adverse change in current laws or regulations, or their interpretation, federally or in one or more states in which we operate or plan to operate (or an aggregation of states in which we conduct a significant amount of business) could result in our curtailment or termination of operations in such states, or cause us to not start or modify our operations in a manner that adversely affects our ultimate profitability. Any such action could have a corresponding material adverse impact on our results of operations and financial condition, primarily through a material decrease in revenues, and could have a material adverse impact on our business.

Human Testing Services — Consumer Engagement and Underwriting

Conducting human testing is subject to state and federal regulation. Clinical Laboratory Improvement Amendments, or CLIA, is the federal law (administered by the Centers for Medicare & Medicaid Services, or CMS) that, in partnership with the states, regulates clinical laboratories that perform testing on human specimens. The Federal Food, Drug, and Cosmetic Act (or the FDC Act) gives the United States Food and Drug Administration, or FDA, the authority to regulate manufacturers of medical devices. We do not believe that our “dry lab” data analysis services require certification under CLIA, or that FDA jurisdiction or enforcement would be exercised over insurance underwriting or our use of data analysis for general health and wellness and non-diagnostic or medical treatment purposes (see section titled “Risk Factors — Risks Related to FOXO’s Epigenetic Testing Services”).

Any adverse change in present laws or regulations, or their interpretation, federally or in one or more states in which we operate or plan to operate (or an aggregation of states in which we conduct a significant amount of business) could result in our curtailment or termination of operations in such jurisdictions, or cause us to not start or modify its operations in a way that adversely affects our ultimate profitability. Further, the failure of our wet-laboratory partners to hold a CLIA certification appropriate to the type of testing they provide could result in adverse regulatory action (see section titled “Risk Factors — Risks Related to FOXO’s Epigenetic Testing Services”). Any such action could have a corresponding material adverse impact on our results of operations and financial condition, primarily through a material decrease in revenues, and could have a material adverse impact on our business.

Facilities

Our principal executive offices are located at 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402. We subleased this office space from GWG Holdings, Inc. (“GWG”), which paid all lease costs, including common area maintenance and other property management fees, on our behalf. Those payments were treated as additional capital contributions. On April 20, 2022, GWG announced that it filed for chapter 11 bankruptcy protection in the Federal Bankruptcy Court for the Southern District of Texas. In connection with GWG’s bankruptcy filing, GWG filed a motion to reject the lease related to this office space and we elected to vacate the office space. We have located office space that we expect to move into in late 2022 and are currently operating remotely as we have since the beginning of the COVID-19 pandemic. While we expect to maintain a physical office and believe that our existing facilities are adequate for our current needs, we expect to operate our business remotely, as it allows us to recruit our employees nationally, and we believe, leads to increased employee productivity and satisfaction.

Employees

We currently have six officers and approximately seventy-six other employees and consultants supporting our business. We have sought to bring together a diverse and multidisciplinary group of professionals who share in our passion for modernizing the life insurance industry with longevity science.

Legal Proceedings

From time to time, we may be involved in ordinary litigation, negotiation, and settlement matters that will not have a material effect on our operations or finances. We are not currently party to any material legal proceedings, and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF Foxo

The following discussion and analysis of FOXO’s financial condition and results of operations should be read in conjunction with FOXO’s financial statements and related notes that appear elsewhere in this joint proxy statement/consent solicitation statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere particularly in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this joint proxy statement/consent solicitation statement/prospectus. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to FOXO and its consolidated subsidiaries before the Business Combination.

Our Business

We are a technology platform company focused on commercializing longevity science through products and services that serve the life insurance industry.

Formation

We were formed as a limited liability company on November 11, 2019, following our separation (the “Separation”) from GWG Holdings, Inc. (the “Member”). We were previously named InsurTech Holdings, LLC and FOXO BioScience LLC. On November 13, 2020, FOXO Bioscience LLC completed a conversion to a C Corporation (“Corporate Conversion”) and became FOXO.

Business Trends

•        Life Insurance Demand.    According to the 2021 Insurance Barometer Study, there are significant increases in consumer interest and demand for life insurance, with nearly one-third (31%) of consumers surveyed reporting COVID-19 makes them more likely to purchase life insurance within the next 12 months. In addition, the study reported the first sales gains in life insurance since 1983 and described that 22% of Americans (29 million consumers) owning life insurance believe they need more coverage and 59% of Americans (73 million consumers) without life insurance say they would like to acquire coverage. That means 102 million Americans say they either need life insurance coverage or want more of it. The study identified Millennials (ages 22-40) as the demographic most influenced by the pandemic, with 48% surveyed saying they plan to purchase coverage in the next year. Thus, despite the record-low household ownership of life insurance, the 2021 Insurance Barometer Study indicates Americans’ intent to purchase life insurance is at an all-time high.

•        Product Innovation.    As life insurance carriers and distributors look to engage consumers renewed interest in life insurance coverage, industry analysts suggest that life insurance can succeed by adopting technology to (i) personalize every aspect of the consumer experience, transition from a traditional “assess and service” model toward a customer-centric “prescribe and prevent” model of health management; and (ii) develop innovative product solutions that place emphasis on product flexibility and innovation, including value-added services and nonmonetary benefits to attract consumers. Other analysts point to the need to reduce sales friction for both consumers and agents that stems from long underwriting timelines as a result of invasive blood and urine specimen collection.

Segments

We manage and classify our business into two reportable business segments:

•        FOXO Labs is commercializing proprietary epigenetic biomarker technology to be used for mortality underwriting risk classification in the global life insurance industry. Our innovative biomarker technology enables the adoption of new saliva-based health and wellness biomarker solutions for underwriting and risk assessment. Our research demonstrates that epigenetic biomarkers, collected from saliva, provide measures of individual health and wellness factors used in life insurance underwriting traditionally obtained through blood and urine specimens.

FOXO Labs currently recognizes revenue from providing epigenetic testing services and collecting a royalty from Illumina, Inc. related to the sales of the Infinium Mouse Methylation Array. The Company’s saliva-based health and wellness testing solutions for underwriting and risk classification are expected to begin in 2023 and be its largest source of revenue. FOXO Labs conducts research and development and such costs are recorded within research and development expenses on the consolidated statements of operations.

•        FOXO Life is redefining the relationship between consumers and insurer by combining life insurance with a dynamic molecular health and wellness platform. FOXO Life seeks to transform the value proposition of the life insurance carrier from a provider of mortality risk protection products to an orchestrator and partner in its customers’ health and wellness. FOXO Life’s multi-omic health and wellness platform will provide life insurance consumers with valuable information and insights about their individual health and wellness.

FOXO Life currently has residual commission revenues from its legacy insurance agency business. FOXO Life is launching its own insurance products in 2022 and has ceased selling insurance policies issued under its agency. FOXO Life expects to begin selling 10-year and 20-year term life products out of its regulated life insurance subsidiary, FOXO Life Insurance Company, in 2022 and selling additional life insurance products under a managing general agency (MGA) with a national carrier partner in 2023. FOXO Life anticipates receiving insurance commission and premium revenues from the distribution and sale of life insurance policies based on the size and type of policies sold to customers. FOXO Life costs are recorded within selling, general and administrative expenses on the consolidated statements of operations.

Acquisition of Insurance Entity

We completed our acquisition of Memorial Insurance Company of America (“MICOA”) on August 20, 2021. Purchase consideration for the acquisition of MICOA totaled $1,155 thousand, which included an indefinite-lived insurance license intangible asset recorded at a fair value of $63 thousand and cash of $1,092 thousand. We fair valued reinsurance recoverables and policy reserves as part of the acquisition. The existing statutory capital and surplus remains with us post-acquisition. The approval by the Arkansas Insurance Department requires us to maintain statutory capital and surplus of no less than $5 million and a risk-based capital ratio of 301% or greater in the regulated insurance entity. MICOA has been renamed FOXO Life Insurance Company.

As part of the transaction, the former owners of MICOA continue to administer and 100% reinsure all policies outstanding as of the acquisition date. FOXO Life Insurance Company has not issued any new insurance policies since the acquisition and all premiums, reinsurance recoverables, and policy reserves relate to the 100% reinsured business. FOXO Life Insurance Company remains liable only in the event the reinsuring company is unable to meet its obligations under the reinsurance agreement.

FOXO Life Insurance Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arkansas Insurance Department. The activity of FOXO Life Insurance Company post-acquisition is included in the consolidated financial statements in accordance with generally accepted accounting principles.

Non-GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, management periodically uses certain “non-GAAP financial measures,” as such term is defined under the rules of the SEC, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with U.S. GAAP. For example, non-GAAP measures may exclude the impact of certain items such as acquisitions, divestitures, gains, losses and impairments, or items outside of management’s control. Management believes that the following non-GAAP financial measure provides investors and analysts useful insight into our financial position and operating performance. Any non-GAAP measure provided should be viewed in addition to, and not as an alternative to, the most directly comparable measure determined in accordance with U.S. GAAP. Further, the calculation of these non-GAAP financial measures may differ from the calculation of similarly titled financial measures presented by other companies and therefore may not be comparable among companies.

Adjusted EBITDA provides additional insight into our underlying, ongoing operating performance and facilitates period-to-period comparisons by excluding the earnings impact of interest, tax, depreciation and amortization, investment impairment, non-cash change in fair value of convertible debentures, and equity-based compensation. Management believes that presenting Adjusted EBITDA is more representative of our operational performance and may be more useful for investors. Adjusted EBITDA along with a reconciliation to net loss is shown in Other Operating Data within the Results of Operations below.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2022 and 2021

(Dollars in thousands)	2022	2021	Change in $	Change in %
Total revenue	$40	$42	(2)	(5)%
Operating expenses:
Research and development	601	811	(210)	(26)%
Selling, general and administrative	4,002	2,894	1,108	38%
Total operating expenses	4,603	3,705	898	24%
Non-cash change in fair value of convertible debentures	(7,432)	(1,047)	(6,385)	610%
Other expense	(372)	(212)	(160)	75%
Total other expense	(7,804)	(1,259)	(6,545)	520%
Net loss	$(12,367)	$(4,922)	(7,445)	151%

Revenues.    Total revenues were $40 thousand for the three months ended March 31, 2022 compared to $42 thousand for the three months ended March 31, 2021. The decrease of $2 thousand was due to reduced life insurance commissions earned as we ceased placing policies from our legacy agency business.

Research and Development.    Research and development expenses were $601 thousand for the three months ended March 31, 2022 compared to $811 thousand for the three months ended March 31, 2021. The decrease of $210 thousand, or 26%, was primarily driven by expenses incurred during the three months ended March 31, 2021 related to the commencement of Harvard University’s Brigham and Women’s Hospital Physicians’ Health Study (“PHS”) that did not reoccur in the 2022 comparable period. This decrease was partially offset by incremental research and development costs associated with other research efforts, including the U.S. Department of Health and Human Services cooperative research and development agreement (“CRADA”) and a sponsored research project with The Children’s Hospital of Philadelphia (“CHOP”), as well as employee-related expenses.

During the three months ended March 31, 2022, the Company incurred $64 thousand of research and development expenses in connection with CRADA and CHOP. Activities for the CRADA project in the three months ended March 31, 2022 focused on generating epigenetic data, with the intent to move to the data analysis phase later in 2022. Costs for CHOP related to staffing associated with the development of bioinformatic approaches for epigenetic analysis, and this phase of the project is still ongoing. Payments to each of CRADA and CHOP will be made over the course of two-year periods that began at project inception during 2021.

Selling, General and Administrative.    Selling, general and administrative expenses were $4,002 thousand for the three months ended March 31, 2022 compared to $2,894 thousand for the three months ended March 31, 2021. The increase of $1,108 thousand, or 38%, was primarily due to increased costs incurred to support business growth and the implementation of our business plan, specifically employee-related expenses, software costs, as well as incremental professional services incurred in connection with the Transactions.

Non-Cash Change in Fair Value of Convertible Debentures.    The non-cash change in fair value of convertible debentures was $7,432 thousand for the three months ended March 31, 2022 compared to $1,047 thousand for the three months ended March 31, 2021. We elected the fair value option to account for the 2021 Bridge Debentures and 2022 Bridge Debentures. The increase in fair value was primarily related to the 2022 Bridge Debentures, specifically the increased likelihood of conversion and the terms of such a conversion, as well as the future issuance of shares to the lead investor, all of which are beneficial outcomes to holders.

Other Expense.    We recognized other expense of $372 thousand for the three months ended March 31, 2022 compared to $212 thousand for the three months ended March 31, 2021. This increase was the result of incremental contractual interest expense incurred on the 2021 Bridge Debentures.

Net Loss.    Net loss was $12,367 thousand for the three months ended March 31, 2022, an increase of $7,445 thousand compared to $4,922 thousand in the prior year comparable period.

Analysis of Segment Results:

The following is an analysis of our results by reportable segment for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The primary income measure used for assessing reportable segment performance is earnings before interest, income taxes, depreciation, amortization, and equity-based compensation (“Segment Earnings”). Segment Earnings by reportable segment also excludes corporate and other costs, including management, IT, and overhead costs. For further information regarding our reportable business segments, please refer to our consolidated financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

FOXO Labs

(Dollars in thousands)	2022	2021	Change in $	Change in %
Total revenue	$32	$32	—	—%
Research and development expenses	536	835	(299)	(36)%
Segment Earnings	$(504)	$(803)	299	(37)%

Revenues.    Total revenues were $32 thousand for the three months ended March 31, 2022 and 2021, and consisted of earned royalties from Illumina, Inc.’s license to manufacture and sell Infinium Mouse Methylation Arrays using our epigenetic research.

Segment Earnings.    Segment Earnings increased from ($803) thousand for the three months ended March 31, 2021 to ($504) thousand for the three months ended March 31, 2022. The increase of $299 thousand was primarily driven by expenses incurred during the three months ended March 31, 2021 related to the commencement of our sponsored research project with Harvard University’s Brigham and Women’s Hospital that did not reoccur in the 2022 comparable period. This benefit was partially offset by other incremental research and development costs, including costs associated with CHOP and CRADA, as well as increased employee-related expenses incurred during the three months ended March 31, 2022.

FOXO Life

(Dollars in thousands)	2022	2021	Change in $	Change in %
Total revenue	$8	$10	(2)	(20)%
Selling, general and administrative expenses	811	394	417	106%
Segment Earnings	$(803)	$(384)	(419)	109%

Revenues.    Total revenues were $8 thousand for the three months ended March 31, 2022 compared to $10 thousand for the three months ended March 31, 2021. The decrease of $2 thousand was due to reduced life insurance commissions earned as we ceased placing policies from our legacy agency business.

Segment Earnings.    Segment Earnings decreased from ($384) thousand for the three months ended March 31, 2021 to ($803) thousand for the three months ended March 31, 2022. The decrease of $419 thousand was primarily due to increased employee-related expenses and costs for professional services.

Years Ended December 31, 2021 and 2020

	Year Ended December 31,
(Dollars in thousands)	2021	2020	Change in $	Change in %
Total revenue	$120	$63	57	90%
Operating expenses:
Research and development	4,879	1,898	2,981	157%
Selling, general and administrative	10,272	6,895	3,377	49%
Total operating expenses	15,151	8,793	6,358	72%
Non-cash change in fair value of convertible debentures	(21,703)	—	(21,703)	(100)%
Other income (expense)	(1,354)	77	(1,431)	(1,858)%
Investment impairment	(400)	—	(400)	(100)%
Total other income (expense)	(23,457)	77	(23,534)	(30,564)%
Net loss	$(38,488)	$(8,653)	(29,835)	345%

Revenues.    For the year ended December 31, 2021, total revenues were $120 thousand compared to $63 thousand for the year ended December 31, 2020. The increase of $57 thousand was driven by an increase of $72 thousand in earned royalties from Illumina, Inc.’s license to manufacture and sell Infinium Mouse Methylation Arrays. This increase was partially offset by a $5 thousand decrease in life insurance commissions earned as we ceased placing policies from our legacy agency business. An additional decrease of $10 thousand in testing revenues was attributable to a contract that ended during the year ended December 31, 2020.

Research and Development.    For the year ended December 31, 2021, research and development expenses were $4,879 thousand compared to $1,898 thousand for the year ended December 31, 2020. The increase of $2,981 thousand, or 157%, was primarily due to costs associated with new sponsored research projects, specifically PHS, CRADA and CHOP.

Research and development costs for PHS were $3,311 thousand for the year ended December 31, 2021. This included three milestone payments totaling $926 thousand, required at commencement, upon transfer of clinical data, and upon the receipt of human materials used in the study, respectively. There are no additional milestone payments due for PHS. The remaining expenses related to supplies and data processing to obtain epigenetic data. PHS is currently in a data organizing and analysis phase, which will complete the study. As such, the Company does not expect to incur additional material expenses related to PHS after December 31, 2021.

Additionally, during the year ended December 31, 2021, the Company incurred $54 thousand and $126 thousand of research and development expenses in connection with CRADA and CHOP, respectively. Activities for the CRADA project in the year ended December 31, 2021 focused on generating epigenetic data. Costs for CHOP related to staffing associated with the development of bioinformatic approaches for epigenetic analysis.

Selling, General and Administrative.    For the year ended December 31, 2021, selling, general and administrative expenses were $10,272 thousand compared to $6,895 thousand for the year ended December 31, 2020. The increase of $3,377 thousand, or 49%, was primarily due to increased costs to implement our business plan and expand our operations following the Separation, specifically increased wages, professional and contractor fees, software costs, and insurance premiums. Direct costs and fees incurred for convertible debentures issued in 2021 also contributed to this increase. These increases were partially offset by a $1,000 thousand reduction in depreciation expense for the year ended December 31, 2021, primarily as a result of a change in the useful life of our leasehold improvements recorded in the year ended December 31, 2020.

Non-Cash Change in Fair Value of Convertible Debentures.    We elected the fair value option to account for convertible debentures issued in 2021 and thus have recorded such liabilities at their estimated fair value. As of December 31, 2021, the estimated fair value of these convertible debentures had increased $21,703 thousand since issuance. This increase was the result of the increased likelihood of voluntary or mandatory conversion at OIP, which represents a favorable result to holders of the debentures.

Other Income (Expense).    For the year ended December 31, 2021, we recognized other expense of $1,354 thousand compared to other income of $77 thousand for the year ended December 31, 2020. This unfavorable fluctuation was the result of contractual interest expense incurred on convertible debentures issued in 2021.

Investment Impairment.    In the year ended December 31, 2021, we recorded an impairment charge of $400 thousand related to one of our investments due to the investee’s lack of success in raising additional capital along with their financial condition.

Net Loss.    Net loss was $38,488 thousand for the year ended December 31, 2021, an increase of $29,835 thousand compared to $8,653 thousand in the prior year.

Analysis of Segment Results:

Following is an analysis of our results by reportable segment for the year ended December 31, 2021 compared with the year ended December 31, 2020. The primary income measure used for assessing reportable segment performance is earnings before interest, income taxes, depreciation, amortization, and equity-based compensation (“Segment Earnings”). Segment Earnings by reportable segment also excludes corporate and other costs, including management, IT, and overhead costs. See Note 14 to our consolidated financial statements for further information regarding our reportable segments.

FOXO Labs

	Year Ended December 31,
(Dollars in thousands)	2021	2020	Change in $	Change in %
Total revenue	$85	$23	62	270%
Research and development expenses	4,875	1,989	2,886	145%
Segment Earnings	$(4,790)	$(1,966)	(2,824)	144%

Revenues.    For the year ended December 31, 2021, total revenues were $85 thousand compared to $23 thousand for the year ended December 31, 2020. The increase related to an increase in earned royalties of $72 thousand in the year ended December 31, 2021 from Illumina, Inc.’s license to manufacture and sell Infinium Mouse Methylation Arrays using our epigenetic research, partially offset by a decrease in testing revenue of $10 thousand, attributable to a research contract that ended in 2020.

Segment Earnings.    Segment Earnings decreased from ($1,966) thousand in the year ended December 31, 2020 to ($4,790) thousand in the year ended December 31, 2021. This decrease was primarily due to increased costs associated with sponsored research projects.

FOXO Life

	Year Ended December 31,
(Dollars in thousands)	2021	2020	Change in $	Change in %
Total revenue	$35	$40	(5)	(13)%
Selling, general and administrative expenses	2,416	1,455	961	66%
Segment Earnings	$(2,381)	$(1,415)	(966)	68%

Revenues.    For the year ended December 31, 2021, total revenues were $35 thousand compared to $40 thousand for the year ended December 31, 2020. This fluctuation was attributable to a $5 thousand decrease in life insurance commissions as we ceased placing life insurance policies from our legacy agency business.

Segment Earnings.    Segment Earnings decreased from ($1,415) thousand in the year ended December 31, 2020 to ($2,381) thousand in the year ended December 31, 2021. The decrease of $966 thousand was primarily driven by increased personnel costs and professional services fees, partially offset by costs associated with the completion of a market research study completed in 2020 that did not repeat in 2021.

Other Operating Data:

We use Adjusted EBITDA to evaluate our operating performance. Adjusted EBITDA does not represent and should not be considered an alternative to net income as determined by U.S. GAAP, and our calculations thereof may not be comparable to those reported by other companies. We believe Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on U.S. GAAP measures and because it eliminates items that have less bearing on our operating performance. Adjusted EBITDA, as presented herein, is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. We use non-GAAP financial measures as supplements to our U.S. GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Adjusted EBITDA is a measure of operating performance that is not defined by U.S. GAAP and should not be considered a substitute for net (loss) income as determined in accordance with U.S. GAAP.

We reconcile our non-GAAP financial measure to our net loss, which is its most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. Our management uses Adjusted EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. Adjusted EBITDA is not presented in accordance with U.S. GAAP. Adjusted EBITDA includes adjustments for provision for income taxes, as applicable, interest income and expense, depreciation and amortization, equity-based compensation, and certain other infrequent and/or unpredictable non-cash charges or benefits, such as investment impairment and non-cash change in fair value of convertible debentures.

	For the three months ended March 31,		For the year ended December 31,
(Dollars in thousands)	2022	2021	2021	2020
Net loss	$(12,367)	$(4,922)	$(38,488)	$(8,653)
Add: Depreciation	31	23	98	1,074
Add: Interest expense (income)	322	185	1,118	(61)
Add: Equity-based compensation	231	(31)	131	920
Add: Investment impairment	—	—	400	—
Add: Non-cash change in fair value of convertible debentures	7,432	1,047	21,703	—
Adjusted EBITDA	$(4,351)	$(3,698)	$(15,038)	$(6,720)

Liquidity and Capital Resources

Sources of Liquidity and Capital

We had cash and cash equivalents of $21,593 thousand, $6,856 thousand and $8,123 thousand as of March 31, 2022, December 31, 2021 and 2020, respectively. We have incurred net losses since our inception. For the three months ended March 31, 2022 and 2021, we incurred net losses of $12,367 thousand and $4,922 thousand, respectively. For the years ended December 31, 2021 and 2020, we incurred net losses of $38,488 thousand and $8,653 thousand, respectively. We had an accumulated deficit of $64,343 thousand, $51,976 thousand and $13,488 thousand, respectively, as of March 31, 2022, December 31, 2021 and 2020. We have generated limited revenue to date and expect to incur additional losses and increased operating expenses in future periods.

We have financed our business through a combination of equity and debt, consisting of a subscription receivable from the Member and proceeds from a convertible debenture offering. The subscription receivable from the Member totaled $20,000 thousand, all of which had been received as of December 31, 2021. The subscription receivable had a balance of $3,750 thousand as of December 31, 2020. During the first quarter of 2021, we entered into separate Securities Purchase Agreements with the 2021 Bridge Investors, pursuant to which we issued convertible debentures for $11,812 thousand in aggregate principal. After an original issue discount of 12.5% we received cash proceeds of $10,500 thousand for this issuance. Additionally, we incurred an incremental $888 thousand of fees and expenses related to the offering. The 2021 Bridge Debentures were issued in three tranches, on January 25, 2021, February 23, 2021, and March 4, 2021. The 2021 Bridge Debentures mature twelve months from the initial issuance dates, bear interest at a rate of 12% per annum, and require interest only payments on a quarterly basis. We retained the right to extend the maturity date for each issuance for an additional three-month period and incur an extension amount rate of 110% of the outstanding balance of the 2021 Bridge Debenture. The 2021 Bridge Debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock at the option of the holder at a price per share equal to OIP and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest upon our consummation of offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000 thousand at a price per share equal to the lower of (a) 70% of the offering price per share or (b) OIP. Effective February 22, 2022, pursuant to the 2021 Bridge Amendment, FOXO and the requisite 2021 Bridge Investors amended the terms of certain 2021 Bridge Agreements to, among other things: (i) permit FOXO to undertake the issuance of the 2022 Bridge Debentures, (ii) allow FOXO to further extend the maturity dates of the 2021 Bridge Debentures by 5 months under certain circumstances and (iii) implement additional principal amounts owed on the outstanding balance of the 2021 Bridge Debentures under certain circumstances.

Additionally, during the first quarter of 2022, we entered into separate Securities Purchase Agreements with the 2022 Bridge Investors, pursuant to which we issued the 2022 Bridge Debentures for $24,750 thousand in aggregate principal. After an original issue discount of 10.0% we received cash proceeds of $22,500 thousand for this issuance. In the second quarter of 2022, we issued additional 2022 Bridge Debentures pursuant to which we raised an additional $5,500 thousand or $6,050 thousand in aggregate principal amount under the same terms as the issuance of the 2022 Bridge Debentures in the first quarter of 2022, resulting in total cash proceeds of $28,000 from the issuance of the 2022 Bridge Debentures. The 2022 Bridge Debentures mature twelve months from the initial issuance dates and we retained the right to extend the maturity date for each issuance for an additional three-month period and incur an extension amount rate of 130% of the outstanding balance of the 2022 Debenture. The 2022 Bridge Debentures bear interest at a rate of 12% per annum, of which 12 months is guaranteed. Interest on the debentures is to accrue daily from the original issue date until full payment or conversion of the outstanding principal amount. The 2022 Bridge Debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock at the option of the holder at any time after two hundred seventy days following the original issue date at a conversion price equal to $5.00 per share, except that if there has been no mandatory conversion within three hundred sixty days following the original issue date, the conversion price following such three hundred sixty-day period would be equal to $4.00 per share, and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest upon our consummation of an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000 thousand, at a conversion price equal to 75% of the offering price per share. For additional information on our financing sources, please refer to our consolidated financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

Our primary uses of cash are to fund our operations as we continue to grow our business. We expect to continue to incur operating losses in the near term as our operating expenses will be increased to support the growth of our business. We expect that our selling, general and administrative expenses, and research and development expenses will continue to increase as we, amongst other items, satisfy insurance regulatory approvals and requirements; continue the build of our technology platform to enable the sale and distribution of life insurance policies; incur additional research and development expenses for the discovery, improvement, and commercial validation of our proprietary epigenetic biomarker technology; and expand our workforce to support such efforts. Capital expenditures have historically not been material to our consolidated operations, and we do not anticipate making material capital expenditures in 2022 or beyond.

We expect that our liquidity requirements will continue to consist of working capital and general corporate expenses associated with the growth of our business. Based on our current planned operations, we expect that our existing cash, along with the proceeds from the 2022 Bridge Debentures, the Business Combination, Common Stock Purchase Agreement with Cantor, and the conversion of debt to equity as part of the Business Combination will enable us to fund our operations for at least 12 months from the date hereof. In the absence of net proceeds from these sources, however, we will need additional financial support, which cannot be assured, or we will have to significantly reduce our expenditures or delay certain business initiatives to sustain operations for the next twelve months. See our consolidated financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for additional information on our assessment and the agreements mentioned here.

We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, in which case we would be required to obtain additional financing sooner than currently projected, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We may raise additional capital through equity offerings, debt financings or other capital sources. If we do raise additional capital through public or private equity offerings, or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely impact our existing stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take certain actions.

Cash Flows

Three Months Ended March 31, 2022 and 2021

The following table summarizes our cash flow data for the three months ended March 31, 2022 and 2021 (dollars in thousands):

	Cash Provided by/(Used in)
Three Months Ended March 31	2022	2021
Operating activities	$(7,186)	$(4,211)
Investing activities	(558)	(69)
Financing activities	$22,481	$11,333

Operating Activities

Net cash used for operating activities in the three months ended March 31, 2022 was $7,186 thousand compared to $4,211 thousand in the three months ended March 31, 2021. Operating cash flow decreased $2,975 thousand, or 71%, from the three months ended March 31, 2021 to the three months ended March 31, 2022. The decrease was the result of an increased net loss, primarily driven by non-cash items, as well as increased working capital.

Investing Activities

Net cash used for investing activities in the three months ended March 31, 2022 was $558 thousand compared to $69 thousand in the three months ended March 31, 2021. This investing cash flow decrease of $489 thousand was due to incremental costs incurred to develop internal use software and increased capital expenditures, partially offset by a decrease in investments made.

Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2022 was $22,481 thousand compared to $11,333 thousand in the three months ended March 31, 2021. This financing cash flow increase was the result of higher proceeds from the 2022 Bridge Debentures compared to the 2021 Bridge Debentures. This was partially offset by reduced proceeds received on our Subscription Receivable of which the Member made payments during the three months ended March 31, 2021 but had met its obligations prior to the three months ended March 31, 2022.

Years Ended December 31, 2021 and 2020

The following table summarizes our cash flow data for the years ended December 31, 2021 and 2020 (dollars in thousands):

	Cash Provided by/(Used in)
Years ended December 31	2021	2020
Operating activities	$(15,055)	$(7,038)
Investing activities	(355)	(420)
Financing activities	$14,143	$14,142

Operating Activities

Net cash used for operating activities in the year ended December 31, 2021 was $15,055 thousand compared to $7,038 thousand in the year ended December 31, 2020. Operating cash flow decreased $8,017 thousand, or 114%, from the year ended December 31, 2020 to the year ended December 31, 2021. This decrease was the result of an increased net loss during the comparison period, which was partially offset by favorable changes in working capital, including investments in cloud computing arrangements.

Investing Activities

Net cash used for investing activities in the year ended December 31, 2021 was $355 thousand compared to $420 thousand in the year ended December 31, 2020. The investing cash flow increase of $65 thousand was primarily the result of a decrease in investments made, largely offset by the acquisition of MICOA and increased capital expenditures.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2021 was $14,143 thousand compared to $14,142 thousand in the year ended December 31, 2020. Proceeds from our convertible debt offering in 2021 were offset by lower proceeds on our Subscription Receivable from the Member.

Contractual Obligations

Our contractual obligations as of March 31, 2021 include:

	Amounts Due by Period
(Dollars in thousands)	Less than 1 Year(d)	1 – 3 years	3 – 5 years	More than 5 years	Total
Vendor agreement(a)	$788	$—	$—	$—	$788
License agreements(b)	25	80	80	—	185
Research agreements(c)	246	—	—	—	246
Total	$1,059	$80	$80	$—	$1,219

____________

(a)      Represents a $788 thousand purchase obligation. See Note 16 of the audited annual consolidated financial statements for the year ended December 31, 2021.

(b)      License agreements remain in place until the licensor’s patents expire or are abandoned. Amounts do not include development milestones that have not been reached as of March 31, 2022.

(c)      Includes $100 thousand to complete CRADA and $146 thousand for CHOP in the upcoming year. See Note 16 of the audited annual consolidated financial statements for the year ended December 31, 2021.

(d)      Amount does not include $40,984 thousand in aggregate principal of our convertible debentures that are due within one year but will convert to common stock upon a successful offering. Refer to our consolidated financial statements and related notes included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for more details.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these consolidated financial statements requires the selection of the appropriate accounting principles to be applied and the judgments and assumptions on which to base accounting estimates, which affect the reported amounts of assets and liabilities as of the date of the balance sheets, the reported amounts of revenue and expenses during the reporting periods, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances at the time such estimates are made. Actual results and outcomes may differ materially from our estimates, judgments, and assumptions. We periodically review our estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates are reflected in the consolidated financial statements prospectively from the date of the change in estimate.

We define our critical accounting policies and estimates as those that require us to make subjective judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. We believe the critical accounting policies used in the preparation of our financial statements which require significant estimates and judgments are as follows:

Equity-Based Compensation

Historically, prior to the Corporate Conversion, we offered equity-based compensation to employees and nonemployees in the form of phantom equity and profits interests and have since offered stock options and restricted stock. We measure and recognize all equity-based payments to employees, service providers and board members at fair value. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date or reporting date, if required to be remeasured, and amortized on a straight-line basis over the requisite service period. We recognize forfeitures as incurred. We utilize a Black-Scholes valuation model to estimate the fair value of stock options and this model requires the input of assumptions, including the exercise price, volatility, expected term, discount rate, and the fair value of the underlying membership or stock on the date of grant. These inputs are provided at the grant date for an equity classified award and each measurement date for a liability classified award. Equity-based compensation awards are considered granted (i) when there is a mutual understanding of key terms, (ii) we are contingently obligated to issue the options, and (iii) the option holder begins to benefit or be adversely impacted by changes in our stock price. This primarily occurs at the time the stock option agreements are executed.

Our option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying units or stock, the expected term of the equity-based award, the expected volatility of the price of our common units or stock, risk-free interest rates, and the expected dividend yield of our common units or stock. The assumptions used in our option pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•        Fair Value of Our Common Stock:    As our common stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in the section “Common Stock Valuations” below.

•        Risk-Free Interest Rate:    We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield to maturity available on a U.S. Treasury constant maturity security with a term commensurate with the expected term of the stock options.

•        Expected Term:    We estimate the expected term using the simplified method due to the lack of historical exercise activity for our common stock. The simplified method calculates the expected term as the mid-point between the vesting term and the contractual term of the award.

•        Volatility:    As we are a privately held company with no trading history, we estimate the stock price volatility factor by referencing historical volatilities of comparable peer companies. To determine a set of comparable peer companies, we considered similar public companies and selected those that are most similar to us in size, stage of life cycle, and financial leverage. We intend to continue to apply this process using the same or similar public companies until sufficient historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer comparable to our business, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•        Dividend yield:    We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

Common Stock Valuations

As our common stock is not publicly traded, the fair value of our equity, which is the basis upon which all of our equity-based compensation awards are measured and recognized, is determined by our board of directors, with input from management and third-party valuation specialists. The third-party valuation specialists apply valuation techniques and methods that conform to generally accepted valuation practices and standards established by the American Society of Appraisers in accordance with Uniform Standards of Professional Appraisal Practice. The valuation methodologies and techniques utilized are also consistent with guidance issued by the American Institute of Certified Public Accountants in its Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, 2013. The specialists use a variety of both objective and subjective factors, including:

•        the nature of our business and its history since inception;

•        the prices, rights, preferences, and privileges of our preferred units relative to those of our common units;

•        our stage of development;

•        our operating and financial performance and forecast;

•        the present value of estimated future cash flows;

•        the likelihood of achieving a liquidity event for the shares of common units underlying the options to purchase common stock, such as an initial public offering or sale of our company, given prevailing market conditions and the nature and history of our business;

•        any adjustment necessary to recognize a lack of marketability for our common stock;

•        the market performance of comparable publicly traded companies; and

•        conditions in the U.S. and global capital markets.

A valuation was performed by an independent third-party valuation specialist in November 2019, concurrent with our formation as a limited liability company. In this valuation, the Cost Approach was used to determine enterprise value based on the fair market value of our assets. This approach was utilized given our lack of earnings history and the start-up nature of our business and operations, both of which brought into question our ability to continue as a going concern. At the time of this valuation, the estimated enterprise value was primarily based on the subscription receivable described in Note 8 to our consolidated financial statements for the year ended December 31, 2021.

Another valuation was performed by an independent third-party valuation specialist in November 2020 following our Corporate Conversion and in anticipation of issuing stock options. The valuation was performed using the same methodology, but also considered a liquidation preference for preferred stock calculated using a Black-Scholes valuation model, as described in Note 9 to our consolidated financial statements for the year ended December 31, 2021. At the time of this valuation, the majority of the subscription receivable had already been collected, causing a reduction in the estimated enterprise value. The liquidation preference for preferred stock and a discount for lack of marketability also had an adverse impact on valuation, which was determined to be $0.21 per share of common stock.

We have historically refreshed enterprise valuations to determine the fair value of our equity-based compensation at grant date for profits interests and stock options or on a quarterly basis for phantom equity.

We conduct performance reviews twice annually following the end of the second and fourth quarter. Our first stock option grant occurred following our biannual review after the fourth quarter of 2020, with the formal grant occurring when the stock option agreements were executed in April 2021. At that time, the fair value of our common stock was $0.09 per share. While the preferred stock is outstanding, holders have protection from share issuance at a price below OIP, as described in Note 9 to our consolidated financial statements for the year ended December 31, 2021. Accordingly, for stock options granted in April 2021, the exercise price per option was set at an amount slightly above the anticipated OIP. Stock options granted in April 2021 comprise the majority of stock options outstanding as of March 31, 2022.

We completed our biannual review following the second quarter of 2021 as we entered into negotiations with Delwinds Insurance Acquisition Corp., a Delaware special purpose acquisition company (“Delwinds”). At this time, stock options were issued with the same exercise price as the April 2021 grant. This was determined to be a good faith estimate as a result of the uncertainty of the transaction, prior values of common stock, and the historical investment of our preferred stockholder. As a result of a Letter of Intent to merge with Delwinds, we considered it prudent to have another valuation performed to record equity-based compensation expense in the consolidated financial statements reflective of the updated circumstances surrounding our company. This valuation report was received subsequent to the grant of the stock options but is reflected in the consolidated financial statements for this grant.

This valuation report reflected a change in methodology due to the Letter of Intent and development of our Company as a result of the in-process August Order to acquire MICOA. This valuation report used a probability weighting of the Market Approach and Income Approach. The Market Approach reflected the offer from Delwinds based on the pre-money valuation of FOXO plus a Monte Carlo simulation to capture the value from earn-out shares based on exceeding specified per share price targets after closing. The Income Approach utilized a discounted cash flow analysis to provide an estimate of enterprise value based on the present value of anticipated future cash flows.

As with prior valuations, a Black-Scholes valuation model was used to value each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences and participation rights. The non-marketability discount in this valuation report was 20%.

Stock options were granted in January and February of 2022 after the completion of our biannual review following the fourth quarter of 2021 based on the valuation discussed above as the circumstances surrounding our common stock remained relatively stable during the timeframe from the valuation report to the option grant.

Application of these approaches and methodologies involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected operations, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

See Note 11 to the consolidated financial statements for the year ended December 31, 2021, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for information about equity-based compensation expense reflected in our consolidated statements of operations.

Fair Value of Convertible Debentures

We elected the fair value option to account for the 2021 Bridge Debentures and 2022 Bridge Debentures. The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. We elected the fair value option to better depict the ultimate liability associated with the debentures, including all features and embedded derivatives. The debentures accounted for under the fair value option election represent debt host financial instruments containing certain embedded features that would otherwise be required to be bifurcated from the debt host and recognized as separate derivative liabilities subject to initial and subsequent periodic fair value measurement in accordance with U.S. GAAP. When the fair value option election is applied to financial liabilities, bifurcation of embedded derivatives is not required, and the financial liability in totality is recorded at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis as of each balance sheet date thereafter. Upon remeasurement, the portion of a change in estimated fair value attributable to a change in instrument-specific credit risk is recognized as a component of other comprehensive income (loss) and the remaining amount of a change in estimated fair value is to be recognized in the consolidated statements of operations.

During 2021, the fair value of the 2021 Bridge Debentures was determined using a Monte Carlo simulation, which is commonly used to value convertible debt instruments, and is intended to provide an estimated fair value that approximates the equity value that would be received upon conversion. The significant assumptions used in those models were as follows:

•        Likelihood of term extension:    The Securities Purchase Agreements give us the right to extend the maturity date for each issuance of convertible debentures for an additional three-month period and incur an extension amount rate of 110% of the outstanding balance. Increases in the likelihood of term extension as of a given reporting date increase the potential principal amount and thus the estimated fair value of the convertible debentures derived from the Monte Carlo simulation. Conversely, in the event that term extension is less likely as of a given reporting date, the principal is less likely to be increased, meaning the estimated fair value is likely to stay nearer to the issuance-date fair value.

•        Likelihood of conversion:    The convertible debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock at the option of the holder at a price per share equal to OIP and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest upon FOXO consummating an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000 thousand at a price per share equal to the lower of (a) 70% of the offering price per share or (b) OIP. Given the terms of the convertible debt, and depending upon the fair value of our equity as of a given reporting date, voluntary and mandatory conversion features are often beneficial to holders and thus have the potential to materially increase the estimated fair value of the convertible debentures. For mandatory conversion, increases in the fair value of our equity as of a given reporting date make conversion at OIP more likely, which is a favorable result to holders of the convertible debentures as compared to conversion at a price per share equal to 70% of a qualified offering price and thus increases the estimated fair value. Conversely, and while still beneficial to holders, conversion at a price per share equal to 70% of a qualified offering price increases the estimated fair value of the convertible debentures to a lesser degree than conversion at OIP. Voluntary conversion is considered in the Monte Carlo simulation and affects the estimated fair value in scenarios in which a qualified offering event that would affect mandatory conversion does not take place.

Other notable, but not significant, assumptions utilized in the Monte Carlo simulations included, but were not limited to, implied borrowing and annualized volatility rates.

As a result of the execution of the Merger Agreement on February 24, 2022, the ultimate value to holders of the 2021 Bridge Debentures and 2022 Bridge Debentures upon voluntary or mandatory conversion became clearer, and thus management determined that a Monte Carlo simulation was no longer appropriate for purposes of estimating fair value. Thus, for the first quarter of 2022, the estimated fair value of the 2021 Bridge Debentures and 2022 Bridge Debentures was calculated using a probability-weighted expected return model. The significant assumptions used in the models were as follows:

•        Timing of conversion: The probability-weighted expected return model required management to estimate, based on known facts and circumstances at the time of valuation, the date on which conversion of the debentures will take place. That estimate drives the discount factor utilized in the model, which impacts the derived fair value. If the conversion date is set further in the future, a greater discount rate would be applied, driving down the fair value of the debt in a conversion scenario.

•        Likelihood of conversion: The 2021 Bridge Debentures contain voluntary and mandatory conversion provisions, which are discussed at length above. As the fair value of our equity increases, both conversion mechanisms represent an increasingly favorable result to holders and thus as the likelihood of conversion increases, so too does the estimated fair value of our liability related to the 2021 Bridge Debentures. The 2022 Bridge Debentures allow for both: (i) voluntary conversion of aggregate principal and unpaid interest thereon to shares of Class A common stock at any time after two hundred seventy days following the original issue dates, at a conversion price equal to $5.00 per share, except that if there has been no mandatory conversion within three hundred sixty days following the original issue date, the conversion price following such three hundred sixty-day period would be equal to $4.00 per share; and (ii) mandatory conversion of aggregate principal and unpaid interest thereon upon consummation of an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000, at a conversion price equal to 75% of the offering price per share. In the conversion scenario, the probability-weighted expected return model determines which conversion mechanism is most favorable to holders and assumes holders will choose the most favorable option in estimating fair value. Depending upon the fair value of our equity as of a given reporting date, these conversion features are often beneficial to holders and thus, increases in the likelihood of conversion increase the estimated fair value of our liability related to the 2022 Bridge Debentures.

Other notable, but not significant, assumptions used in the probability-weighted expected return model included, but were not limited to, implied borrowing rates.

A change in assumptions used to estimate the fair value of the convertible debentures could have a material impact on our consolidated financial statements. Refer to our audited consolidated financial statements, included elsewhere in this joint proxy statement/consent solicitation statement/prospectus, for more information regarding the convertible debentures.

Going Concern

On a quarterly basis, we assess going concern uncertainty for our consolidated financial statements to determine if we have sufficient cash and cash equivalents on hand and working capital to operate for a period of at least one year from the date our consolidated financial statements are issued or are available to be issued (the “look-forward period”). Based on conditions that are known and reasonably knowable to us, we consider various scenarios, forecasts, projections, and estimates, and we make certain key assumptions, including the timing and nature of projected cash expenditures or programs, among other factors, and our ability to delay or curtail those expenditures or programs within the look-forward period, if necessary.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 provides updated guidance related to the accounting for credit losses for financial instruments. The amended guidance applies a new credit loss model (current expected credit losses or “CECL”) for determining credit-related impairments for financial instruments measured at amortized cost (e.g., reinsurance recoverables) and requires an entity to estimate the credit losses expected over the life of an exposure or pool of exposures. The estimate of expected credit losses should consider historical information, current information, as well as reasonable and supportable forecasts, including estimates of prepayments. The expected credit losses, and subsequent adjustments to such losses, will be recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the consolidated balance sheets at the amount expected to be collected. ASU 2016-13 also amends the current other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The amended guidance was effective for reporting periods beginning after December 15, 2022. The Company early adopted ASU 2016-13 effective January 1, 2021 and it did not have a material impact on the Company’s results of operations, financial position and liquidity as it primarily impacted the Company’s allowance associated with reinsurance recoverables, which is with one counterparty.

In August 2018, the FASB issued ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts (“ASU 2018-12”). ASU 2018-12 requires periodic reassessment of actuarial and discount rate assumptions used in the valuation of policyholder liabilities and deferred acquisition costs arising from the issuance of long-duration insurance and reinsurance contracts, with the effects of the changes in cash flow assumptions reflected in earnings and the effects of changes in discount rate assumptions reflected in other comprehensive income. Under current accounting guidance, the actuarial and discount rate assumptions are set at the contract inception date and not subsequently changed, except in limited circumstances. Additionally, ASU 2018-12 requires new financial statement disclosures. Subsequent to the issuance of ASU 2018-12, the FASB issued ASU 2019-09, Financial Services-Insurance (Topic 944): Effective Date, and ASU 2020-11, Financial Services-Insurance (Topic 944): Effective Date and Early Adoption, both of which pushed back the effective date of ASU 2018-12. The amended guidance will be applicable for fiscal years beginning after December 15, 2024 and the Company is currently assessing the impact this amended guidance will have on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. This amended guidance will be effective for public entities for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently assessing the impact this amended guidance will have on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. ASU 2020-06 also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This amended guidance is effective for public and private companies for fiscal years beginning after December 15, 2021, and December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted the amended guidance prospectively effective January 1, 2021. The impact is not material to the Company’s results of operations or financial position as the Company had no debt prior to the issuance of convertible debentures in 2021.

Quantitative and Qualitative Information about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation. We do not hold financial instruments for trading purposes.

Inflation Risk

Inflationary factors such as increases in costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our operating expenses.

Emerging Growth Company Status

The Combined Company is expected to be an “emerging growth company” as defined in the Jobs Act and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Combined Company may take advantage of these exemptions until it is no longer an emerging growth company under Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Combined Company expects to avail itself of the extended transition period and, therefore, while the Combined Company is an emerging growth company, it will not be subject to new or revised accounting standards the same time that they become applicable to other public companies that are not emerging growth companies, unless it chooses to early adopt a new or revised accounting standard.

Smaller Reporting Company Status

The Combined Company is also expected to be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. The Combined Company will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the Combined Company’s ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) its annual revenue exceeded $100 million during such completed fiscal year and the market value of its ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

DESCRIPTION OF SECURITIES OF THE COMBINED COMPANY

The following summary of the material terms of the Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of Delwinds’ securities following the Business Combination. The Proposed Charter is described in “The Charter Proposal (Proposal 3),” and the full text of the Proposed Charter and Proposed Bylaws are attached as Annex B to this joint proxy statement/consent solicitation statement/prospectus.

General

The Current Charter authorized 44,000,000 shares, consisting of (a) 43,000,000 shares of common stock, including (i) 36,000,000 shares of Delwinds Class A common stock, and (ii) 7,000,000 shares of Delwinds Class B common stock, and (b) 1,000,000 shares of preferred stock.

Upon completion of the Business Combination, pursuant to the Proposed Charter, the authorized capital stock of the Combined Company will consist of 500,000,000 shares of Class A Common Stock, 10,000,000 shares of Class V Common Stock, and 10,000,000 shares of undesignated preferred stock.

It is anticipated that, immediately after the Closing of the Business Combination, the Combined Company expects to have approximately 40,564,519 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock outstanding immediately after the consummation of the Business Combination, assuming no public stockholders exercise their redemption rights in connection with the Business Combination. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Class A Common Stock and Class V Common Stock

Voting Rights

Following the Business Combination, holders of shares of Class A Common Stock will be entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of Class V Common Stock will be entitled to 10 votes for each share of Class V Common Stock held on all matters submitted to a vote of stockholders. Following the Business Combination (assuming that no public stockholders exercise their redemption rights in connection with the Business Combination and the other assumptions described above), the holders of outstanding Class V Common Stock will hold approximately 22.6% of the voting power of the Combined Company outstanding Common Stock, with the Combined Company directors, executive officers, and beneficial owners of 5% or greater of the Combined Company outstanding Common Stock and their respective affiliates holding 69.6% of the voting power in the aggregate. Holders of shares of Class A Common Stock and Class V Common Stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless, otherwise required by Delaware law or the Proposed Charter.

The Combined Company has not provided for cumulative voting for the election of directors in the Proposed Charter. Accordingly, holders of at least a majority of the voting power of then-outstanding shares of the Combined Company Common Stock entitled to vote in the election of directors, voting together as a single class, will be able to elect all of the Combined Company directors.

Conversion

Following the completion of the Business Combination, each share of our Class V Common Stock will be convertible into one share of our Class A Common Stock automatically, without further action by the Combined Company immediately prior to the close of business on the earlier of (i) the date that the members of the Founder Group cease to own, in the aggregate, at least 25% of the number of shares of Class V Common Stock issued and held by the Founder Group immediately following the Effective Time, (ii) the date that Jon Sabes ceases to be a director or officer of the Combined Company for any reason and (iii) within certain period following the death or disability of Jon Sabes.

Dividend Rights

Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of shares of the Combined Company Common Stock are entitled to receive dividends out of funds legally available if the Combined Company Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Combined Company Board may determine. Stock dividends with respect to each class of the Combined Company Common Stock may only be paid with shares of stock of the same class of common stock.

No Preemptive or Similar Rights

The Combined Company Common Stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon the Combined Company liquidation, dissolution or winding-up, the assets legally available for distribution to the Combined Company stockholders would be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing. The Public Warrants will expire five years after the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a warrant unless the Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We are not registering the shares of Class A Common Stock issuable upon exercise of the Public Warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the Closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement covering the shares of Class A Common Stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Class A Common Stock issuable upon exercise of the warrants is not effective within a specified period following the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Closing. If we call our Public Warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

In the event the Combined Company determines to redeem the Public Warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by the Combined Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Combined Company’s posting of the redemption notice to DTC.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of the Combined Company Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A Common Stock in connection with the Closing of the Business Combination, (d) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a stockholder vote to amend and restate the Current Charter (i) for an Extension or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of our Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised that person’s warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on per share consideration minus the Black-Scholes warrant value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and the Private Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Delwinds. You should review a copy of the warrant agreement, which has been publicly filed with the SEC and which you can find in the list of exhibits to this registration statement, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Common Stock and any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the warrant holder.

Private Warrants

Except as described below, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Private Warrants (including the Class A Common Stock issuable upon exercise of the Private Warrants) are not transferable, assignable or salable until 30 days after the Closing (except, among certain other limited exceptions to our officers and directors and other persons or entities affiliated with Sponsor) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private

Warrants on a cashless basis. If the Private Warrants are held by holders other than Sponsor or its permitted transferees, the Private Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Anti-Takeover Provisions

The Proposed Charter and the Proposed Bylaws following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of the Combined Company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of the Combined Company to first negotiate with the Combined Company Board. We believe that the benefits of increased protection of the Combined Company’s potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Combined Company because negotiation of these proposals could result in an improvement of their terms.

Certain Anti-Takeover Provisions of the Proposed Charter and the Proposed Bylaws

Certain provisions of the Proposed Charter prevents the Combined Company from engaging in a “business combination” with:

•        a stockholder who owns 15% or more of the Combined Company’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of the Combined Company’s assets with a market value of 10% or more of its aggregate market value of all of its assets or of all of its outstanding stock. However, the above provisions do not apply if:

•        the Combined Company Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the Combined Company’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the initial business combination is approved by the Combined Company Board and authorized at a meeting of the Combined Company’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, the Proposed Charter will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Combined Company for a three-year period. This provision may encourage companies interested in acquiring Combined Company to negotiate in advance with the Combined Company Board because the stockholder approval requirement would be avoided if the Combined Company Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions of the Proposed Charter also may have the effect of preventing changes in the Combined Company Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Proposed Charter and Restated Bylaw Provisions

The Proposed Charter and the Proposed Bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of the Combined Company management team or changes in the Combined Company Board or the Combined Company governance or policy, including the following:

Dual Class Common Stock

As described above in the section entitled “— Class A Common Stock and Class V Common Stock — Voting Rights,” the Proposed Charter will provide for a dual class common stock structure pursuant to which holders of Class V Common Stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of the Combined Company outstanding Class A Common Stock and Class V Common Stock, including the election of directors and significant corporate transactions, such as a merger or other sale of the Combined Company or its assets. The Combined Company’s investors, executives, and employees will have the ability to exercise significant influence over those matters.

Issuance of Undesignated Preferred Stock

The Combined Company anticipates that after the filing of the Proposed Charter, the Combined Company Board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Combined Company Board. The existence of authorized but unissued shares of preferred stock enables the Combined Company Board to render more difficult or to discourage an attempt to obtain control of the Combined Company by means of a merger, tender offer, proxy contest or otherwise.

Exclusive forum for certain lawsuits

The Proposed Charter requires, to the fullest extent permitted by law, that derivative actions brought in the Combined Company’s name, actions against any current or former directors, officers, employees or stockholders of the Combined Company for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The Proposed Charter also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against the Combined Company’s directors and officers, although the Combined Company stockholders will not be deemed to have waived the Combined Company’s compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the Current Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, (i) the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

Special meeting of stockholders

The Proposed Bylaws provide that special meetings of our stockholders may be called only by the chairman of the Combined Company board, or a Chief Executive Officer, or the Combined Company board pursuant to a resolution adopted by a majority of the board, and may not be called by any other person.

Advance notice requirements for stockholder proposals and director nominations

The Proposed Bylaws provide that stockholders seeking to bring business before the Combined Company’s annual meeting of stockholders, or to nominate candidates for election as directors at the Combined Company’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at the Combined Company’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in the Combined Company’s annual proxy statement must comply with the notice periods contained therein. The Proposed Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude the Combined Company’s stockholders from bringing matters before the Combined Company’s annual meeting of stockholders or from making nominations for directors at the Combined Company’s annual meeting of stockholders.

Action by written consent

Any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Combined Company by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Combined Company having custody of the book in which proceedings of meetings of stockholders are recorded.

Board of Directors

Each director on the Combined Company Board will hold office until his or her term expires at the next annual meeting of stockholders in the year following the year of such director’s election or until his or her death, resignation, retirement, disqualification, removal or the earlier termination of his or her term of office. The Proposed Charter and the Proposed Bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, with or without cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Combined Company entitled to vote at an election of directors. Any vacancy on the Combined Company Board, including a vacancy resulting from an enlargement of the Combined Company Board, may be filled only by the affirmative vote of a majority of the Combined Company’s directors then in office.

Listing of Securities

Delwinds Class A common stock and Public Warrants are currently listed on the NYSE under the symbols “DWIN” and “DWIN WS,” respectively. It is currently expected that after the Closing, our Class A Common Stock and Public Warrants will be listed on the NYSE under the symbols “[___]” and “[____] WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of Delwinds Class A common stock (or after the Closing, Class A Common Stock) then outstanding; or

•        the average weekly reported trading volume of the Delwinds Class A common stock (or after the Closing, Class A Common Stock) then during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this joint proxy statement/consent solicitation statement/prospectus, there are 25,788,750 shares of Delwinds common stock outstanding. Of these shares, the 20,125,000 shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of Delwinds’ affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 5,663,750 shares owned by our initial stockholders are restricted securities under Rule 144, in that they were issued in a private transaction not involving a public offering.

FOXO anticipates that following the consummation of the Business Combination, the Combined Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

Both Delwinds and FOXO are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Business Combination is completed, FOXO securityholders will become stockholders of Delwinds, and their rights will be governed by the DGCL, and, assuming the Charter Proposal are approved by the Delwinds stockholders at the Delwinds Special Meeting, the Proposed Charter attached to this joint proxy statement/consent solicitation statement/prospectus as Annex B, and the Proposed Bylaws of Delwinds attached to this joint proxy statement/consent solicitation statement/prospectus as to Annex C.

The table below summarizes the material differences between the current rights of Delwinds stockholders under the Current Charter and bylaws, and the rights of the Combined Company stockholders, post-Closing, under the Proposed Charter and Proposed Bylaws of the Combined Company, each as amended, as applicable, and as in effect immediately following the Business Combination.

While Delwinds and FOXO believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the Business Combination and the rights of Delwinds stockholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/consent solicitation statement/prospectus and the other documents referred to in this joint proxy statement/consent solicitation statement/prospectus for a more complete understanding of the differences between being a stockholder of Delwinds or FOXO before the Business Combination and being a stockholder of Combined Company after the Business Combination. Delwinds has attached as Annex B to this joint proxy statement/consent solicitation statement/prospectus a copy of the proposed Amended Charter, and attached as Annex C, to this joint proxy statement/consent solicitation statement/prospectus a copy of the form of the Combined Company Proposed Bylaws, and will send copies of the documents referred to in this joint proxy statement/consent solicitation statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information” in this joint proxy statement/consent solicitation statement/prospectus.

Current Delwinds Rights Versus the Combined Company Rights Post-Merger

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Authorized Capital Stock

The Current Charter authorized 44,000,000 shares, consisting of (a) 43,000,000 shares of common stock, including (i) 36,000,000 shares of Delwinds Class A common stock, and (ii) 7,000,000 shares of Delwinds Class B common stock, and (b) 1,000,000 shares of preferred stock. As of the date of this joint proxy statement/consent solicitation statement/prospectus, no shares of preferred stock are outstanding.

The Combined Company will be authorized to issue 520,000,000 shares of capital stock, consisting of (a) 500,000,000 shares of Class A Common Stock, 10,000,000 shares Class V Common Stock and (b) 10,000,000 shares of preferred stock.

Upon consummation of the Business Combination and assuming no Delwinds Class A common stock are redeemed, we expect there will be approximately 41,751,055 shares of the Combined Company Common Stock. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Number of Directors

The Current Charter provides that the number of directors of Delwinds, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, shall be fixed from time to time exclusively by the Delwinds Board pursuant to a resolution adopted by a majority of the Delwinds Board.

The number of directors of the Combined Company shall initially be 7. The precise number of directors shall be fixed by the Combined Company Board pursuant to a resolution adopted by the Combined Company Board.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Classification of the Board of Directors

Subject to the special rights of the holders of any series of preferred stock to elect directors, the Delwinds Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Delwinds Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual meeting of the stockholders of Delwinds, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal.

None.
Appointment of Directors

The Current Charter requires that the directors be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

In addition, except as otherwise required by law, whenever the holders of one or more series of the preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the preferred stock as set forth in the Current Charter (including any preferred stock designation) and such directors shall not be included in any of the classes described above unless expressly provided by such terms.

At the Combined Company’s annual meeting, the stockholders elect directors, each of whom shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation, death, disqualification or removal. When a quorum is present, the vote required for election of a director shall be by a plurality of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

In addition, whenever the holders of any one or more series of preferred stock issued by the Combined Company shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of Proposed Charter (including any certificate of designation filed in accordance with the DGCL). The number of directors that may be elected by the holders of any such series of preferred stock shall be in addition to the number fixed pursuant to one or more resolutions adopted from time to time by the Board of Directors in accordance with the Proposed Bylaws, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Removal of Directors

The Current Charter provides that any and all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of Delwinds entitled to vote generally in election of directors, voting together as a single class.

Any director or the entire board may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Combined Company entitled to vote at an election of directors.

In addition, whenever the holders of any one or more series of preferred stock issued by the Combined Company shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of Proposed Charter (including any certificate of designation filed in accordance with the DGCL).

Vacancies on the Board of Directors

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Delwinds Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Any vacancies on the board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders. Any director so appointed shall hold office until the expiration of the term or until his or her earlier death, resignation, retirement, disqualification, or removal.

Special Meeting of the Board of Directors

The current bylaws provide that special meetings of the Delwinds Board (a) may be called by the chairman of the Delwinds Board or President and (b) shall be called by the chairman of the Delwinds Board, president or secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.

Special meetings of the Combined Company board may be called by the chairman of the board, President, or on the written request of at least a majority of directors then in office or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Special Meeting of the Stockholders

The current charter and bylaws provide that, subject to the rights of the holders of any outstanding series of the preferred stock of Delwinds and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the Delwinds Board, chief executive officer, or the Delwinds Board pursuant to a resolution adopted by a majority of the Delwinds Board, and may not be called by any other person.

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, special meetings of the stockholders of the Combined Company may be called by the chairman of the board, Chief Executive Officer of the Combined Company, or the board of directors pursuant to a resolution adopted by a majority of the Board of the Directors, and may not be called by any other person.

Voting

The Current Charter provides that holders of Delwinds Class A common stock and holders of Delwinds Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law or otherwise designated by preferred stock, if any. Each share of common stock will have one vote on all such matters. Except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of Delwinds that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled exclusively, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the charter of Delwinds or the DGCL.

Except as otherwise required by law or the charter of the Combined Company, holder of Common Stock are entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock and ten (10) votes for each share of Class V Common Stock, in each case, held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.

Except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the Proposed Charter (including any filed certificate of designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Proposed Charter (including any filed certificate of designation) or pursuant to the DGCL.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Dual Class Structure and Conversion

The Current Charter provides that the Delwinds Class B common stock shall be convertible into shares of Class A common stock on a one-for-one basis on the closing of the Business Combination, and under certain circumstances being subject to a different conversion ratio into shares of Delwinds Class A common stock.

The Proposed Charter will provide for two classes of Common Stock, with the Class V Common Stock being entitled to 10 votes per share. The Class V Common Stock can only be held by the Founder Group.

The Class V Common Stock will be convertible into shares of Class A Common Stock on a one-to-one basis at the option of the holders of the Class V Common Stock at any time upon written notice to the Combined Company. Each share of the Class V Common Stock will also be convertible into one share of Class A Common Stock automatically, without further action by the Combined Company immediately prior to the close of business on the earlier of (i) the date that the members of the Founder Group cease to own, in the aggregate, at least 25% of the number of shares of Class V Common Stock issued and held by the Founder Group immediately following the Effective Time, (ii) the date that Jon Sabes ceases to be a director or officer of the Combined Company for any reason, and (iii) within certain period following the death or disability of Jon Sabes.

Cumulative Voting	The Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the charter of Delwinds. The charter of the Combined Company does not authorize cumulative voting.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Stockholder Action by Written Consent

The Current Charter provides that, except as may be otherwise provided for or fixed pursuant to the current certificate of incorporation (including any preferred stock designation) relating to the rights of the holders of any outstanding series of preferred stock, subsequent to the consummation of the Delwinds IPO, any action required or permitted to be taken by the stockholders of Delwinds must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B Common Stock with respect to which action may be taken by written consent.

Unless otherwise provided by the Proposed Charter, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and is delivered to the Combined Company by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Combined Company having custody of the book in which proceedings of meetings of stockholders are recorded.

Declaration and Payment of Dividends

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock and the business combination requirement provisions of the Current Charter, the holders of shares of Delwinds common stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of Delwinds) when, as and if declared thereon by Delwinds Board from time to time out of any assets or funds of Delwinds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

The board of directors of the Combined Company may from time to time declare, and the Combined Company may pay, dividends (payable in cash, property or shares of the Combined Company’s capital stock) on the Combined Company’s outstanding shares of capital stock, subject to applicable law and the Combined Company’s charter.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Limitation of Liability of Directors and Officers

The Current Charter provides that a director of Delwinds shall not be personally liable to Delwinds or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to Delwinds or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The charter of the Combined Company will provide that, to the fullest extent provided by law, no director will be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Indemnification of Directors, Officers	The Current Charter provides that Delwinds’ officers and directors will be indemnified by Delwinds to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Proposed Bylaws of the Combined Company will provide that the Combined Company will indemnify each director and officer to the fullest extent permitted by applicable law.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Interested Directors

To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Delwinds or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of Current Charter or in the future, and Delwinds renounces any expectancy that any of the directors or officers of Delwinds will offer any such corporate opportunity of which he or she may become aware to Delwinds, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of Delwinds with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Delwinds and (i) such opportunity is one Delwinds is legally and contractually permitted to undertake and would otherwise be reasonable for Delwinds to pursue and (ii) the director or officer is permitted to refer that opportunity to Delwinds without violating any legal obligation.

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Combined Company or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Proposed Charter or in the future. In addition, unless the Combined Company and a director or officer of the Combined Company otherwise agree in writing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Combined Company unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Combined Company and such opportunity is one the Combined Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Combined Company to pursue.

Inspection of Books and Records

The current bylaws provides that Delwinds may treat the registered stockholders as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of Delwinds, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of Delwinds.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The Proposed Bylaws of the Combined Company will permit the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Combined Company, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Combined Company.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Choice of Forum

The Current Charter requires, to the fullest extent permitted by law, that derivative actions brought in Delwinds’ name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction.

The charter of Combined Company generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any state law claims for (i) any derivative action, suit or proceeding brought on behalf of the Combined Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Combined Company to the Combined Company or to the Combined Company’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Bylaws or the Proposed Charter (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Combined Company or any current or former director, officer or stockholder governed by the internal affairs doctrine.

Unless the Combined Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

The Current Charter further provides that, unless Delwinds consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Quorum	Board of directors. A majority of the Delwinds Board shall constitute a quorum for the transaction of business at any meeting of the Delwinds Board.	Board of directors. A majority of the Combined Company Board constitutes a quorum at any meeting of the Combined Company Board.

Stockholders.    The presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of Delwinds representing a majority of the voting power of all outstanding shares of capital stock of Delwinds entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Stockholders.    Except as otherwise provided by applicable law and the Proposed Charter, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Combined Company representing a majority of the voting power of all outstanding shares of capital stock of the Combined Company entitled to vote at such meeting constitutes a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series constitutes a quorum of such class or series for the transaction of such business.

Amendment to Certificate of Incorporation

The Current Charter requires a separate or specific vote for:

•   Amendments that relate solely to the terms of one or more outstanding series of preferred stock, or another series of common stock, if the holders thereof are entitled to a separate vote;

•   Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Delwinds Class B common stock, which require a separate class vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding;

The Proposed Charter requires a separate or specific vote for:

•   Amendments that relate solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon;

•   Amendments that would alter or change the conversion rights of the Class V Common Stock, or the issuance of any separate class of stock with voting rights different from that of the Class A Common Stock, shall require the affirmative vote of holders of a majority of Class A Common Stock (voting separately as a single class);

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)

•   Amendments to the provisions of the current certificate of incorporation related to the requirements for Delwinds’ initial business combination, redemption rights, distributions from the trust account, certain share issuances, transactions with affiliates, minimum value of target, which prior to the consummation of Delwinds’ initial business combination require the affirmative vote of holders of at least sixty-five percent (65%) of all then outstanding shares of the Delwinds common stock; and

•   Amendments to the provisions of the Current Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of Delwinds in respect of any act or omission occurring prior to the time of such amendment.

•   Amendments to the provisions of the Proposed Charter related to preferred stock, the management of the business and for the conduct of the affairs of the Combined Company, special meetings, liabilities of directors of the Combined Company; restrictions on any business combination with any interested stockholder; indemnification of directors and officers of the Combined Company; forum require the affirmative vote of the holders of at least sixty six and two-thirds percent (662/3%) of the total voting power of all the then outstanding shares of stock of the Combined Company entitled to vote thereon, voting together as a single class; and

•   Amendments to the provisions of the Current Charter related to the limitation of director liabilities shall not adversely affect any right or protection of a director of Delwinds in respect of any act or omission occurring prior to the time of such amendment.

Provision	Delwinds Insurance Acquisition Corp. (Pre-Merger)	The Combined Company (Post-Closing)
Amendment to Bylaws

The current bylaws provide that the Delwinds Board shall have the power to adopt, amend, alter or repeal the current bylaws. The affirmative vote of a majority of the Delwinds Board shall be required to adopt, amend, alter or repeal the current bylaws. The current bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of Delwinds required by applicable law or the current Delwinds Charter, (A) the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of Delwinds entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the current bylaws, and (B) any amendments or repeals of provisions related to indemnification in the current bylaws shall be prospective only, and require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

The Combined Company Board will be expressly authorized to adopt, amend, alter or repeal any or all of the bylaws of the Combined Company. The bylaws may also be amended, repealed or added to by the Combined Company stockholders: in addition to any vote of the holders of any class or series of capital stock of the Combined Company required by applicable law or the Proposed Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, is required for the stockholders to adopt, amend, alter or repeal the bylaws.

Any amendments or repeals of provisions related to indemnification in the Proposed Bylaws shall be prospective only (except to the extent such amendment or change in applicable law permits the Combined Company to provide broader indemnification rights to directors and officers on a retroactive basis than permitted prior thereto), and require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Combined Company.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information regarding (i) the beneficial ownership of Delwinds as of June 27, 2022 (the “Ownership Date”), prior to the consummation of the Business Combination; and (ii) the Combined Company as of immediately following the Closing, assuming that no further Public Shares are redeemed (“no further redemption”), and, alternatively, that 11,047,578 remaining Public Shares are redeemed in connection with the Business Combination (“maximum redemption”), with respect to:

•        each person known by Delwinds to be the beneficial owner of more than 5% of the outstanding shares of the Delwinds common stock on such dates;

•        each of Delwinds’ current executive officers and directors and all executive officers and directors of Delwinds as a group; and

•        each person who will (or is expected to) become an executive officer or director of the Combined Company post-Business Combination and

•        all such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

The beneficial ownership of shares of Delwinds common stock pre-Business Combination is based on 16,711,328 issued and outstanding shares of Delwinds common stock as of June 27, 2022, consisting of 11,680,078 shares of Class A common stock and 5,031,250 shares of Class B common stock outstanding as of such date.

The expected beneficial ownership of shares of the Combined Company common stock upon the closing of the Business Combination assumes two scenarios:

(a)     a “no further redemption” scenario where (i) no further public stockholders exercise their redemption rights in connection with the Business Combination and (ii) the Combined Company has 41,751,055 outstanding shares of common stock immediately following the Business Combination (excluding shares reserved for issuance pursuant to the Assumed Options and Assumed Warrants), consisting of (a) 40,564,519 shares of Class A Common Stock, of which 23,693,191 shares, including the Management Contingent Shares, will be issued to FOXO’s existing securityholders, 11,047,578 shares will be held by the public stockholders and 5,663,750 will be held by the Sponsor and (b) 1,186,536 shares of Class V Common Stock, all of which will be issued to Mr. Sabes or a Permitted Transferee; and

(b)     a “maximum redemption” scenario where (i) 11,047,578 of Delwinds’ remaining outstanding public shares are redeemed in connection with the Business Combination and 597,813 Subscription Shares are issued to the Subscription Investors and (ii) the Combined Company has 31,301,290 outstanding shares of common stock immediately following the Business Combination (excluding shares reserved for issuance pursuant to the Assumed Options and Assumed Warrants), consisting of (a) 30,114,754 shares of Class A Common Stock, of which 23,693,191 shares, including the Management Contingent Shares, will be issued to FOXO’s securityholders, 597,813 shares will be held by the Subscription Investors and 5,663,750 shares will be held by the Sponsor and (b) 1,186,536 shares of Class V Common Stock, all of which will be issued to Mr. Sabes or a Permitted Transferee.

Both scenarios assume that, at the Closing, an estimated 24,879,727 shares of common stock of the Combined Company will be issued to FOXO Stockholders, including 23,693,191 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock, based on the number of shares of FOXO outstanding on an as-converted to common stock basis and assuming that, on or prior to the Closing: (a) all of the outstanding 2021 Bridge Debentures and 2022 Bridge Debentures (including 12 months accrued and unpaid interest thereon in the case of the 2022 Bridge Debentures) are converted into shares of FOXO Class A common stock in accordance with their terms and the Company Convertible Debt and Preferred Stock Exchange, (b) all of the outstanding shares of FOXO Preferred Stock are converted into shares of FOXO Class A common stock in accordance with the Company Convertible Debt and Preferred Stock Exchange, (c) that all of the in-the-money FOXO Options and FOXO Warrants expected to vest as of August 27, 2022 remain outstanding as of the Closing Date and (d) all of the Management Contingent Plan Shares are issued and outstanding as of the Closing Date.

The beneficial ownership information below also assumes: (i) that amounts outstanding, if any, on the Sponsor February Promissory Note are repaid in cash and not converted into securities in connection with the Closing, (ii) that, prior to the Closing, FOXO issues 589,953 shares of FOXO Class A common stock convertible into 350,000 shares of Class A Common Stock to the Bridge Investor in satisfaction of the terms of the Bridge Side Letter, (iii) that at, or within 30 days following the Closing, the Combined Company issues 160,000 shares to the Cantor Investor in satisfaction of fee commitment pursuant to the Cantor Agreement, (iv) the exercise of 4,256,423 warrants and options exercisable as of August 27, 2022, and (v) 597,813 Subscription Shares are issued to Subscription Investors in the maximum redemption scenario. Based on the foregoing assumptions, we estimate that there would be 44,820,942 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock issued and outstanding as of immediately following consummation of the Business Combination under the “no further redemption” scenario and 34,371,177 shares of Class A Common Stock and 1,186,536 shares of Class V Common Stock issued and outstanding as of immediately following consummation of the Business Combination under the “maximum redemption” scenario.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Delwinds’ existing stockholders in the Combined Company will be different.

Unless otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

Pre-Business Combination Beneficial Ownership Table

	Class A Common Stock		Class B Common Stock		Approximate Percentage of Outstanding Common Stock
Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class
DIAC Sponsor LLC(1)(2)	632,500	5.42%	5,031,250	100%	33.9%
Andrew J. Poole	632,500	5.42%	5,031,250	100%	33.9%
Sen. E. Benjamin Nelson	—	—	—	—	—
Paul Britton Newhouse	—	—	—	—	—
Ryan Rugg	—	—	—	—	—
Michael T. Gray	—	—	—	—	—
Bryce Quin	—	—	—	—	—
All directors and executive officers as a group (six individuals)(2)	632,500	3.0%	5,031,250	100%	22.0%

Other 5% Stockholders
Shaolin Capital Management LLC(3)	1,349,500	6.5%	—	—	5.2%
Saba Capital Management, L.P.(4)	1,201,004	5.8%	—	—	4.7%
Adage Capital Partners, L.P.(5)	1,200,000	5.8%	—	—	4.7%

____________

(1)      DIAC Sponsor LLC, Delwinds’ sponsor, is the record holder of the shares reported herein. In the pre-combination and no redemption scenarios, represents 632,500 shares held by our sponsor, of which Andrew J. Poole, our Chief Executive Officer and Chairman, is the sole managing member, and Founder Shares of 5,031,250, classified as shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis upon completion of the Business Combination. In the maximum redemption scenario, the Founder Shares classified as shares of Class B common stock and the shares of Class A Common Stock include an additional 250,000 shares purchased by Mr. Poole pursuant to the Support Subscription Agreement. The business address of our Sponsor and Mr. Poole is at One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

(2)      Interests shown consist solely of founder shares, classified as shares of Class B common stock, which are convertible into shares of Class A common stock upon consummation of the Business Combination.

(3)      According to a Schedule 13G filed with the SEC on February 10, 2022, Shaolin Capital Management LLC (“Shaolin”), a company incorporated under the laws of State of Delaware, serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd. a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and DS Liquid DIV RVA SCM LLC. The address of the business office of Shaolin is 7610 NE 4th Court, Suite 104 Miami FL 33138. Number of shares and percentages are presented as of March 31, 2022 as beneficial owner may have redeemed shares in connection with the Extension Amendment.

(4)      According to a Schedule 13G/A filed with the SEC on February 14, 2022, Saba Capital Management, L.P., a Delaware limited partnership (“Saba Capital”), Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”), and Mr. Boaz R. Weinstein, a U.S. citizen (together, the “Reporting Persons”) are beneficial owners of and have shared voting and dispositive control over the shares of Class A common stock reported. The business address for the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174. Number of shares and percentages are presented as of March 31, 2022 as beneficial owner may have redeemed shares in connection with the Extension Amendment.

(5)      According to a Schedule 13G filed with the SEC on February 1, 2021, Adage Capital Partners, L.P. (“ACP”), Adage Capital Partners GP, L.L.C. (“ACPGP”) and Adage Capital Advisors, L.L.C. (“ACA”) and Messrs. Robert Atchinson and Philip Gross, acquired 1,200,000 shares of Class A common stock. Mr. Atchinson and Mr. Gross are the beneficial owners of ACP, ACPGP and ACA and have shared voting and dispositive control over the shares of Class A common stock reported. The business address for all reporting persons is 200 Claredon Street, 52nd Floor, Boston, Massachusetts 02116. The table above does not include the shares of common stock underlying the Private Warrants held or to be held by Delwinds’ officers, directors or the Sponsor. Number of shares and percentages are presented as of March 31, 2022 as beneficial owner may have redeemed shares in connection with the Extension Amendment.

Post-Business Combination Beneficial Ownership Table

	Pre-Business Combination		Combined Company Post-Business Combination
			(assuming no further redemptions by Delwinds stockholders)					(assuming maximum redemptions by Delwinds stockholders)
Name and Address of Beneficial Owner	Number of Shares	Percentage of Outstanding Shares	Number of Shares of Class A Common Stock	% of Class	Number of Shares of Class V Common Stock	% of Class	% of Voting Power	Number of Shares of Class A Common Stock	% of Class	Number of Shares of Class V Common Stock	% of Class	% of Voting Power
Directors and Executive Officers Post-Business Combination:
Andrew Poole(1)	5,663,750	22.0%	5,663,750	12.3%	—	—	10.8%	5,813,750	16.4%	—	—	14.1%
Jon Sabes(2)	—	—	4,816,633	10.5%	1,186,536	100.0%	30.0%	4,816,633	13.5%	1,186,536	100.0%	37.5%
Murdoc Khalegi(3)	—	—	144,889	*	—	—	*	144,889	*	—	—	*
Bret Barnes(4)	—	—	50,000	*	—	—	*	50,000	*	—	—	*
Steve Sabes(5)	—	—	1,291,468	2.8%	—	—	1.5%	1,291,468	3.6%	—	—	1.9%
Brian Chen(6)	—	—	1,442,139	3.1%	—	—	1.4%	1,442,139	4.1%	—	—	1.8%
Tyler Danielson(7)	—	—	811,450	1.8%	—	—	1.5%	811,450	2.3%	—	—	1.9%
Erin Sharoni(8)	—	—	781,753	1.7%	—	—	1.4%	781,753	2.2%	—	—	1.8%
Robby Potashnick(9)	—	—	553,486	1.2%	—	—	1.0%	553,486	1.6%	—	—	1.2%
Michael Will(10)	—	—	538,884	1.2%	—	—	1.0%	538,884	1.5%	—	—	1.2%
All directors and executive officers of Combined Company post-Business Combination as a group (10 individuals)	5,663,750	22.0%	16,094,452	35.0%	1,186,536	100.0%	48.9%	16,244,452	45.7%	1,186,536	100.0%	61.8%

Five Percent Holders:
DIAC Sponsor LLC(1)	5,663,750	22.0%	5,663,750	12.3%	—	—	10.8%	5,663,750	15.9%	—	—	13.5%
GWG Holdings, Inc.(11)	—	—	4,746,143	10.3%	—	—	9.9%	4,746,143	13.3%	—	—	12.3%
Cinctive Global Master Fund Ltd.(12)	—	—	1,981,248	4.3%	—	—	3.8%	1,981,248	5.6%	—	—	4.7%
Shaolin Capital Management, LLC(13)	1,649,500	6.4%	1,649,500	3.6%	—	—	3.1%	1,649,500	4.6%	—	—	3.9%

____________

*        less than 1%.

(1)      DIAC Sponsor LLC, our sponsor, is the record holder of the shares reported herein. In the pre-combination and no redemption scenarios, represents 632,500 shares held by our sponsor, of which Andrew J. Poole, our Chief Executive Officer and Chairman, is the sole managing member and Founder Shares of 5,031,250, classified as shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis upon completion of the Business Combination. In the maximum redemption scenario, the Founder Shares classified as shares of Class B common stock and the shares of Class A common stock include an additional 250,000 shares purchased by Mr. Poole pursuant to the Support Subscription Agreement. The business address of our sponsor and Mr. Poole is at One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

(2)      Includes 372,654 shares of Class A common stock to be received in exchange for 2021 Bridge Debentures, 185,396 Class A common shares underlying 2021 Bridge Warrants held by JK-JBM Family Investment LLC of which Mr. Sabes exercises voting control, 3,507,001 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 751,582 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022 and 1,186,536 shares of Class V Common Stock to be exchanged for FOXO Class B Common Stock held by FOXO Management, LLC of which Mr. Sabes exercises voting control. The Class V Common Stock is identical to the Class A common stock except that shares of Class V Common Stock are entitled to ten votes per share on all matters voted on by the holders of Delwinds’ common stock.

(3)      Includes 130,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 14,889 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(4)      Includes 50,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan.

(5)      Includes 279,490 shares of Class A common stock to be received in exchange for 2021 Bridge Debentures, 139,047 Class A common shares underlying 2021 Bridge Warrants, 510,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 362,931 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(6)      Includes 760,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 682,139 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(7)      Includes 17,798 shares of Class A common stock to be received in exchange for Foxo Class A Common Stock, 760,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 33,652 shares of Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(8)      Includes 760,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 21,753 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(9)      Includes 510,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 43,486 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(10)    Includes 510,000 shares of Class A common stock to be granted pursuant to the Management Contingent Share Plan and 28,884 Class A common stock shares underlying vested options and options expected to vest by August 27, 2022.

(11)    Includes 4,746,143 shares of Class A common stock to be received in exchange for FOXO Class A Common Stock. The business address for GWG Holdings, Inc. is 325 North St. Paul Street, Suite 2650, Dallas, TX 75201.

(12)    Includes 1,631,248 shares of Class A common stock to be received in exchange for 2022 Bridge Debentures and 350,000 of Commitment Shares consisting of Class A Common Stock. Cinctive Capital Management LP serves as the investment advisor to Cinctive Global Master Fund Ltd. Lawrence Sapanski and Richard Schimel, Co-CIOs of Cinctive Capital Management LP, can be deemed to share voting control and investment power over shares beneficially owned by Cinctive Global Master Fund Ltd. The business address for Cinctive Global Master Fund Ltd. is Maples Corporate Services Limited, Ugland House, South Church Street. Grand Cayman, Cayman Islands, KY1-1104.

(13)    According to a Schedule 13G filed with the SEC on February 10, 2022, Shaolin Capital Management, LLC (“Shaolin”), a company incorporated under the laws of State of Delaware, serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd. a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, and DS Liquid DIV RVA SCM LLC. The address of the business office of Shaolin is 7610 NE 4th Court, Suite 104 Miami FL 33138.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of the Combined Company will be managed by or under the direction of the Combined Company Board.

The following table sets forth the name, age and position of each of the expected directors and executive officers of the Combined Company upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Jon Sabes	55	Chief Executive Officer, Chairman and Director
Robert Potashnick	42	Chief Financial Officer
Brian Chen, PhD	43	Chief Science Officer
Erin Sharoni	40	Chief Product Officer
Tyler Danielson	36	Chief Technology Officer
Michael Will	41	General Counsel

Non-Employee Directors
Andrew J. Poole	41	Director
Bret Barnes	40	Director
Murdoc Khaleghi	41	Director
[___]		Director

____________

(1)      Member of nominating and corporate governance committee.

(2)      Member of compensation committee.

(3)      Member of audit committee.

Information regarding the executive officers and directors following the Business Combination is set forth below:

Executive Officers

Jon Sabes — Chief Executive Officer and Director

Mr. Sabes has served as the Chief Executive Officer of FOXO and as a member of the FOXO Board since 2019. From 2006 to April 2019, Mr. Sabes served as Chief Executive Officer and as a member of the board of directors of GWG Holdings, Inc. Mr. Sabes serves on the boards of Saving Children and Building Families, and the Insurance Studies Institute. Mr. Sabes holds a Juris Doctor degree cum laude from the University of Minnesota Law School and a Bachelor of Arts degree in Economics from the University of Colorado. Over his career, Mr. Sabes has held several licenses and professional association memberships including FINRA Series 7, Series 63, Minnesota State Bar Association, and American Bar Association. We believe that Mr. Sabes is qualified to serve as a member of our board of directors based on the perspective and experience he brings as the Combined Company’s Founder and Chief Executive Officer.

Robert Potashnick — Chief Financial Officer

Mr. Potashnick has served as the Chief Financial Officer of FOXO since the beginning of 2021. From 2017 to 2020, Mr. Potashnick served in capital planning and business development finance roles at UnitedHealth Group (NYSE: UNH). Before that, from 2010 to 2017, Mr. Potashnick worked as a certified public accountant at PricewaterhouseCoopers LLP. Other prior work experiences include working in mergers and acquisitions at Blaige & Company and as a trader at Great Point Trading. Mr. Potashnick holds a Bachelor of Arts degree in Economics from Northwestern University, a Master’s Degree in Accountancy from the University of Illinois, and a MBA (Finance/Strategy) from DePaul University.

Brian Chen, PhD — Chief Science Officer

Mr. Chen has served as the Chief Science Officer of FOXO since 2019. Prior to that time, from 2017 to 2019, Mr. Chen served as Vice President of Research and Analytics at Actua Life & Annuity, Ltd., an insurtech startup that later became FOXO Labs, Inc. Mr. Chen holds a Ph.D. degree from University of California, Los Angeles and a Master’s Degree in Public Health from the University of California, Berkeley.

Erin Sharoni — Chief Product Officer

Ms. Sharoni has served as the Chief Product Officer of FOXO since 2021. From 2014 to 2020, Ms. Sharoni served as Creative Director and Creative Strategist of InsideTracker, a digital health company. Before that, from 2008 to 2009, Ms. Sharoni served as Management Associate at Bridgewater Associates, a hedge fund. Ms. Sharoni is currently a Master of Bioethics degree candidate at Harvard Medical School. Ms. Sharoni holds a Master’s Degree in Biology from Harvard Extension School, where she received the Dean’s List Academic Achievement Award, and a Bachelor of Arts with Honors in Studio Art from Wesleyan University. Ms. Sharoni received a professional certificate in Genetics & Genomics from Stanford University’s Center for Professional Development.

Tyler Danielson — Chief Technology Officer

Mr. Danielson has served as the Chief Technology Officer of FOXO since 2020. From 2019 to 2020, Mr. Danielson served as Platform Product Owner of Cargill, a Global Food Distributor. Before that, from 2015 to 2019, Mr. Danielson served as User Interface Software Architect at brightpeak financial, a division of Thrivent Financial. Mr. Danielson holds a Master’s Degree in Computer Science from the University of Minnesota.

Michael Will — General Counsel

Mr. Will has served as the General Counsel of FOXO since 2019. From 2016 to 2019, Mr. Will served as Legal and Compliance Officer, and then Senior Counsel, of brightpeak financial, a division of Thrivent Financial. Mr. Will also supported Thrivent’s life insurance manufacturing and distribution teams on products including universal life, variable universal life, and whole life plus. Prior to brightpeak/Thrivent, Mr. Will spent ten years in private practice representing property & casualty insurance carriers on a variety of first and third-party coverage matters. Mr. Will holds a Bachelor of Arts degree from Gustavus Adolphus College, and a Juris Doctor degree from the University of St. Thomas School of Law. Mr. Will is licensed to practice law before the state and federal courts of the State of Minnesota.

Non-Employee Directors

Andrew J. Poole — Director

Mr. Poole has served as Chief Executive Officer and Chairman of Delwinds since its inception and has over 18 years of diversified investment experience. Mr. Poole was the Chief Investment Officer of Tiberius, a blank check company which went public in March 2018 with $174.225 million held in trust and which consummated its initial business combination with International General Insurance Holdings Ltd. (Nasdaq: IGIC), or “IGI,” an international specialty insurance and reinsurance group registered in Bermuda, in March 2020 under very challenging market conditions. Upon the closing of Tiberius’ business combination, Mr. Poole joined the board of IGI. Concurrently, since 2015, he has been and remains an investment consultant at The Gray Insurance Company. Mr. Poole’s most recent role prior to joining Tiberius and The Gray Insurance Company was as Partner and Portfolio Manager at Scoria Capital Partners, LP, a long/short equity hedge fund, where he managed a portion of the firm’s capital including insurance sector investments from 2013 to 2015. Prior to Scoria, Mr. Poole held various positions at Diamondback Capital Management from 2005 to 2012 (including Portfolio Manager from 2011 onwards) and SAC Capital from 2004 to 2005, both of which are multi-strategy multi-manager cross capital structure long/short hedge funds. Earlier, Mr. Poole started his career at Swiss Re (SIX: SREN) working in facultative property placements in 2003 and was on the board of Family Security, a personal lines insurance company, from 2013 to 2015 prior to the sale of the company to United Insurance Holdings Corporation (Nasdaq: UIHC). Mr. Poole is a graduate of The George Washington University. We believe Mr. Poole is qualified to serve on the board due to his background in blank check companies and investment management of insurance investments, as well as his extensive public company insurance valuation expertise, deep knowledge of, and connections in, the insurance industry and his ability to lead efforts in sourcing, assessing, closing on and enhancing shareholder value for a target company while guiding public company ongoing needs.

Murdoc Khaleghi, M.D. — Director

Dr. Khaleghi is a physician with 20 years of experience, and also a researcher and author. He has served as a member of the FOXO Board since July of 2021. Since 2012, Dr. Khaleghi has served as the Chief Medical Officer of WellnessFX. He has also served as the Chief Medical Officer of both Healium and Neurotrack since 2020. Dr. Khaleghi also serves as Chief Medical Officer, or on the board of directors of a number of private medical device and technology companies. From 2015 to 2017, he was the Chief Medical Officer of EverlyWell, where he was the first employee hired. Dr. Khaleghi attended the University of California San Diego and holds a degree in Bioengineering as well as a Doctor of Medicine. Dr. Khaleghi also has an MBA from the University of California, Berkeley, an MBA from Columbia Business School and a Master Computer Science degree from University of Pennsylvania. Dr. Khaleghi holds a medical license from the Colorado Medical Board and the Medical Board of California. We believe that Dr. Khaleghi’s financial and industry experience qualify him to serve on our board of directors.

Bret Barnes — Director

Mr. Barnes has served as a member of the FOXO Board since November of 2021. Since 2007, Mr. Barnes has served as a Senior Bioinformatics Scientist for Illumina, Inc. (NASDAQ: ILMN). Mr. Barnes has developed a number of patents and products, including methods to examine methylation of genomic DNA and methods for diagnosing respiratory pathogens and predicting COVID-19 related outcomes. Mr. Barnes has been the core bioinformatics lead on all Infinium Methylation products, including all original and new novel design capabilities. In addition to his array development efforts, Mr. Barnes has been instrumental in developing structural variant detection algorithms via DNA sequencing at Illumina, Inc. Prior to that position, Mr. Barnes served as a Bioinformatics Software Engineer from 2005 to 2007 at Science Applications International Corporation (NYSE: SAIC). Mr. Barnes holds a Bachelor of Science degree in Bioinformatics from the University of California, Santa Cruz. Mr. Barnes was among the first graduates at University of California, Santa Cruz to receive a degree in bioinformatics. We believe that Mr. Barnes’ industry experience qualifies him to serve on our board of directors.

Board Composition

Each director will hold office until his or her term expires at the next annual meeting of stockholders in the year following the year of such director’s election or until his or her death, resignation, removal or the earlier termination of his or her term of office.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Combined Company Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Combined Company Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of the Combined Company’s common stock being listed on the NYSE following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of the Business Combination, the Combined Company Board undertook a review of the independence of the individuals named above and have determined that each of Dr. Khaleghi, Mr. Barnes, [•] and [•] qualifies as “independent” as defined under the applicable NYSE rules, and the Combined Company Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and NYSE relating to director independence requirements. In addition, the Combined Company will be subject to the rules of the SEC and NYSE relating to the membership, qualifications and operations of the audit committee, as discussed below.

Board of Directors

Each director will hold office until his or her term expires at the next annual meeting of stockholders in the year following the year of such director’s election or until his or her death, resignation, removal or the earlier termination of his or her term of office.

Board Committees

The Combined Company Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. The Combined Company will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the Combined Company Board when the Combined Company Board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of the Combined Company’s committee charters will be posted on its website, www.foxotechnologies.com, as required by applicable SEC and the NYSE rules. The information on or available through any of such website is not deemed incorporated in this joint proxy statement/consent solicitation statement/prospectus and does not form part of this joint proxy statement/consent solicitation statement/prospectus.

Audit Committee

Upon the consummation of the Business Combination, the Combined Company’s audit committee will consist of [•], [•] and [•]. The Combined Company Board has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Each member of the Combined Company’s audit committee meets the requirements for financial literacy under the applicable NYSE rules. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The Combined Company Board has determined that [•] qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE rules. In making this determination, the Combined Company Board has considered [•] formal education and previous and current experience in financial and accounting roles. Both the Combined Company’s independent registered public accounting firm and management periodically will meet privately with the Combined Company’s audit committee.

The audit committee’s responsibilities will include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing the Combined Company’s independent registered public accounting firm;

•        discussing with the Combined Company’s independent registered public accounting firm their independence from management;

•        reviewing with the Combined Company’s independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by the Combined Company’s independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and Combined Company’s independent registered public accounting firm the interim and annual financial statements that the Combined Company files with the SEC;

•        reviewing and monitoring the Combined Company’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The composition and function of the audit committee will comply with applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. The Combined Company will comply with future requirements to the extent they become applicable to the Combined Company.

Compensation Committee

Upon the consummation of the Business Combination, the Combined Company’s compensation committee will consist of [•], [•] and [•]. [•], [•] and [•] are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The Combined Company Board has determined that [•], [•] and [•] are “independent” as defined under the applicable NYSE listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•        reviewing and approving corporate goals and objectives relevant to the compensation of the Combined Company’s Chief Executive Officer, evaluating the performance of the Combined Company’s Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Combined Company Board regarding the compensation of the Combined Company’s Chief Executive Officer;

•        reviewing and setting or making recommendations to the Combined Company Board regarding the compensation of the Combined Company’s other executive officers;

•        making recommendations to the Combined Company Board regarding the compensation of the Combined Company’s directors;

•        reviewing and approving or making recommendations to the Combined Company Board regarding the Combined Company’s incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and the NYSE listing rules. The Combined Company will comply with future requirements to the extent they become applicable to the Combined Company.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the Combined Company’s nominating and corporate governance committee will consist of [•]. [•] and [•]. The Combined Company Board has determined that each of [•], [•] and [•] is “independent” as defined under the applicable listing standards of the NYSE and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•        identifying individuals qualified to become members of the Combined Company Board, consistent with criteria approved by the Combined Company Board;

•        recommending to the Combined Company Board the nominees for election to the Combined Company Board at annual meetings of the Combined Company’s stockholders;

•        overseeing an evaluation of the Combined Company Board and its committees; and;

•        developing and recommending to the Combined Company Board a set of corporate governance guidelines.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NYSE listing rules. The Combined Company will comply with future requirements to the extent they become applicable to the Combined Company.

Compensation Committee Interlocks and Insider Participation

None of the intended members of the Combined Company’s compensation committee has ever been an executive officer or employee of the Combined Company. None of the Combined Company’s executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Combined Company Board or compensation committee.

Role of the Combined Company Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the Combined Company Board will be informed oversight of the Combined Company’s risk management process. The Combined Company Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. For example, the Combined Company audit committee will be responsible for overseeing the management of risks associated with the Combined Company’s financial reporting, accounting, and auditing matters; the Combined Company’s compensation committee will oversee the management of risks associated with our compensation policies and programs.

Board Oversight of Cybersecurity Risks

The Combined Company will face a number of risks, including cybersecurity risks and those other risks described under the section titled “Risk Factors” included in this joint proxy statement/consent solicitation statement/prospectus. The Combined Company Board will play an active role in monitoring cybersecurity risks and will be committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Combined Company’s operations. In addition to regular reports from each of the Combined Company Board’s committees, the Combined Company Board will receive regular reports from management, including its chief technology officer and chief security officer, on material cybersecurity risks and the degree of the Combined Company’s exposure to those risks. While the Combined Company Board will oversee its cybersecurity risk management, management will be responsible for day-to-day risk management processes. Management will work with third party service providers to maintain appropriate controls. We believe this division of responsibilities is the most effective approach for addressing the Combined Company’s cybersecurity risks and that the Combined Company Board leadership structure supports this approach.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, contains provisions that limit the liability of the Combined Company’s directors for damages to the fullest extent permitted by Delaware law. Consequently, the Combined Company’s directors will not be personally liable to the Combined Company or its stockholders for damages as a result of an act or failure to act in his or her capacity as a director, unless:

•        the presumption that directors are acting in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted; and

•        it is proven that the director’s act or failure to act constituted a breach of his or her fiduciary duties as a director and such breach involved intentional misconduct, fraud or a knowing violation of law.

The Proposed Charter requires the Combined Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. The Combined Company plans to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Charter prohibits any retroactive changes to the rights or protections or increasing the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, the Combined Company will enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request.

We believe these provisions in the Proposed Charter are necessary to attract and retain qualified persons as directors and officers for the Combined Company following the completion of the Business Combination.

Corporate Governance Guidelines and Code of Business Conduct

The Combined Company Board will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable. In addition, the Combined Company Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the Combined Company’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of the Combined Company’s website at www.foxotechnologies.com. Information contained on or accessible through the Combined Company’s website is not a part of this joint proxy statement/consent solicitation statement/prospectus, and the inclusion of the Combined Company’s website address in this joint proxy statement/consent solicitation statement/prospectus is an inactive textual reference only. The Combined Company intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION OF FOXO

Unless the context otherwise requires, any reference in this section of this joint proxy statement/consent solicitation statement/prospectus to “FOXO,” “we,” “us,” or “our” refers to FOXO and its consolidated subsidiaries prior to the consummation of the Business Combination and to the Combined Company and its subsidiaries after the Business Combination.

FOXO is an “emerging growth company,” as defined in the JOBS Act, and thus the following disclosures are intended to comply with the scaled disclosure requirements applicable to emerging growth companies and “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Exchange Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer, whom we refer to as our “named executive officers.”

This section discusses the material components of the executive compensation program offered to our named executive officers. FOXO’s named executive officers for the years ended December 31, 2021 and 2020 were as follows:

•        Jon Sabes, our Chief Executive Officer and Chairman;

•        Brian Chen, PhD, our Chief Science Officer; and

•        Steven Sabes, our Chief Operating Officer.

Following the closing of the Business Combination, the named executive officers will continue in their current positions.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that FOXO adopts following the closing of the Business Combination could vary materially from our historical practices and currently planned programs summarized in this discussion.

We will continue to update, in accordance with the rules and regulations of the SEC, information in this section regarding the compensation of our named executive officers.

Executive Compensation Overview

Compensation Philosophy

FOXO has designed its compensation and benefits program to attract, retain, incentivize and reward talented and qualified executives who share our philosophy and desire to achieve our enterprise goals. We believe our compensation program should promote the success of FOXO and align executive incentives with the long-term interest of its stockholders. FOXO’s current compensation programs reflect its startup origins in that they consist primarily of base salaries and short-term incentive compensation, as well as the grant of options to purchase stock. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.

Compensation Elements

The compensation for FOXO’s named executive officers consists of the following:

Compensation Element	Purpose
Base Salary	To provide stable and competitive income.
Equity-Based Compensation	To encourage executives to maximize long-term shareholder value (provided in the form of stock option awards).
Short-Term Incentive Compensation	To motivate and reward short-term behaviors, actions and results that drive long-term value creation.

To accomplish both its short-term and long-term objectives, the compensation program emphasizes pay-for-performance, with two variable components. Base salary is intended to provide a fixed component of compensation commensurate with the executive’s skill set, experience, role and responsibilities, and is compared against those in similar positions at similar companies. Variable components include short-term incentive compensation and long-term equity-based incentives, which are used to align each component of incentive compensation with FOXO’s short and long-term business objectives. Discretionary biannual incentive bonuses, paid in the form of stock option awards, are worth, at maximum, 10% of each named executive officer’s annual base salary per review cycle, for an annual total value of up to 20% of each named executive officer’s base salary.

Summary Compensation Table

The following table sets forth information regarding the total compensation awarded to and earned by FOXO’s named executive officers for services rendered in all capacities for the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Profits Interests ($)(3)	Total ($)
Jon Sabes	2021	480,000	500	1,184	—	481,684
Chief Executive Officer	2020	480,000	—	—	847,593	1,327,593
Brian Chen, PhD	2021	236,000	500	49,903	—	286,403
Chief Science Officer	2020	236,000	—	—	—	236,000
Steven Sabes	2021	200,000	500	43,031	—	243,531
Chief Operating Officer	2020	200,000	—	—	—	200,000

____________

(1)      Amounts reflect the payment of a holiday bonus earned and paid in the year ended December 31, 2021.

(2)      Amounts reflect the aggregate grant date fair value of stock option awards granted under FOXO’s 2020 Equity Incentive Plan (the “2020 Plan”) to our named executive officers during the year ended December 31, 2021, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. See Note 11 of the audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating this amount. These amounts do not reflect the actual economic value that may be realized by the named executive officer.

(3)      Amounts reflect the fair value of profits interests granted to Mr. Jon Sabes during the year ended December 31, 2020. Prior to FOXO’s conversion from a limited liability company to a C Corporation (the “Corporate Conversion”), completed in November 2020, equity-based compensation was provided in the form of profits interests agreements. These profits interests agreements granted member units that were intended to constitute profits interests in FOXO and provided for pro-rata gain in the business value growth of FOXO through participation in distributions from FOXO to its members. As part of the Corporate Conversion, the profits interests were cancelled in 2020, with all remaining compensation expense accelerated, and replaced with stock option awards, which were granted during the year ended December 31, 2021.

Narrative Disclosure to the Summary Compensation Table

Equity-Based Compensation

We currently maintain the 2020 Equity Incentive Plan, or the 2020 Plan, to enable FOXO and its affiliates to attract and retain qualified employees (including named executive officers), consultants and directors who will contribute to FOXO’s long range success, provide incentives that align their interests with those of FOXO stockholders, and promote the success of FOXO’s business. The FOXO Board adopted, and the FOXO stockholders approved, the 2020 Plan in 2020. The 2020 Plan governs and facilitates the grant of incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, cash awards and other equity-based awards.

During the year presented, our named executive officers received equity-based compensation in the form of stock option awards under the 2020 Plan, as described below. Under the 2020 Plan, stock option awards generally vest monthly over a three-year period and have a term of five years. Prior to the adoption of the 2020 Plan and the Corporate Conversion, equity-based compensation was provided in the form of profits interests agreements, as described previously.

If the 2022 Equity Incentive Plan is approved by the Delwinds stockholders, as described in Proposal 5 above, it is expected that the 2020 Plan will be terminated and no further awards will be granted under the 2020 Plan after consummation of the Business Combination.

The following describes certain material terms of the 2020 Plan.

Grants, Generally.    The 2020 Plan provides both for the direct award or sale of shares and for the grant of incentive stock options (“ISOs”) and non-qualified stock options (“NSOs”). ISOs may be granted only to FOXO employees. All other awards may be granted to employees, consultants and directors of FOXO.

The maximum number of shares of FOXO common stock that may be issued over the term of the 2020 Plan is 7,000,000 shares. As of February 24, 2022, stock options to purchase 5,176,114 shares of FOXO common stock with a weighted-average exercise price of $4.14 per share were outstanding under the 2020 Plan. Additionally, 30,000 shares of restricted stock were granted pursuant to the 2020 Plan to an employee who is not a named executive officer. There were no outstanding awards under the 2020 Plan other than these options and restricted stock.

Administration.    The FOXO Board, or a committee delegated by the FOXO Board, administers the 2020 Plan. Subject to the terms of the 2020 Plan, the administrator has the power to, among other things, construe and interpret the 2020 Plan and apply its provisions, determine when awards are to be granted under the 2020 Plan and the applicable grant date, prescribe the terms and conditions of each award, including, without limitation, the exercise price and medium of payment and vesting provisions, and specify the provisions of the award agreement relating to such grant, make decisions with respect to outstanding awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments, and exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the 2020 Plan.

Options.    Each of the named executive officers has been granted a mix of ISOs and NSOs. See the “Outstanding Equity Awards” table below for further information about FOXO’s named executive officers’ outstanding options as of December 31, 2021.

Under the terms of the 2020 Plan, no stock option shall be exercisable after the expiration of five years from the grant date.

The exercise price per share of options granted under the 2020 Plan must be at least 100% of the fair market value per share of FOXO common stock on the grant date, subject to certain exceptions. Subject to the provisions of the 2020 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Adjustments upon Changes in Stock.    In the event of changes in the outstanding FOXO common stock or in the capital structure of FOXO by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the 2020 Plan and any award agreements, the exercise price of options, the maximum number of shares of FOXO common stock subject to all awards set forth above will be equitable adjusted or substituted, as to the number, price or kind of a share of FOXO common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of such award.

Effect of Change in Control.    Unless otherwise provided in an award agreement, (a) in the event of a participant’s termination of continuous service without cause or for good reason (as defined in the 2020 Plan) during the 12-month period following a change in control, all outstanding options will become fully vested and immediately exercisable.

Plan Amendment or Termination.    The FOXO Board may amend, modify, or terminate the 2020 Plan at any time. The FOXO Board must obtain stockholder approval of any plan amendment to the extent required.

Short-Term Incentive Compensation

As outlined in the FOXO compensation policy, our named executive officers are eligible to earn discretionary biannual incentive bonuses. These discretionary incentive bonuses are worth, at maximum, 10% of each named executive officer’s annual base salary per review cycle, for an annual total value of up to 20% of each named executive officer’s base salary. Review cycles occur biannually, following the second and fourth quarter of each year, and discretionary incentive bonuses are paid at the conclusion of these review cycles. Discretionary biannual incentive bonuses awarded to named executive officers are paid in the form of stock option awards. As such, these amounts, as applicable to each year presented, are included in the “option awards” column of the summary compensation table above.

Agreements with FOXO’s Named Executive Officers

FOXO currently maintains employment agreements with its Chief Executive Officer, Chief Science Officer, and Chief Operating Officer.

FOXO expects to enter into new employment arrangements with each of its named executive officers prior to the closing of the Business Combination, which will govern the terms of their continuing employment with FOXO and, following the completion of the Business Combination, with the Combined Company. FOXO is still in the process of negotiating, approving, and implementing these agreements.

Agreement with Chief Executive Officer

FOXO’s predecessor, FOXO BioScience LLC, entered into an employment agreement with Mr. Jon Sabes, its Chief Executive Officer, as of April 22, 2020, for a five-year term that automatically renews for additional five-year periods unless terminated prior to such renewal by the company’s board or Mr. Sabes. Pursuant to the terms of the employment agreement, the annual base salary for Mr. Jon Sabes is $480,000. The CEO employment agreement provides that Mr. Sabes will receive an annual cash bonus of up to 50% of his base salary, with such amount determined by the company’s compensation committee. The CEO employment agreement also made a 10% profits interest grant, although this grant was later terminated when the company converted to a C corporation and the profits interest grant replaced by stock options. Mr. Sabes is entitled to participate in (i) all human resource benefit programs made available to management-level employees of the company and its subsidiaries, and (ii) all employee benefit plans and programs made available by the company. The CEO agreement provides reimbursement for private travel including the family members of Mr. Sabes for both business and personal use, and social club memberships.

In the event Mr. Sabes’ employment is terminated as a result of his death or incapacity, the company will pay to the estate of Mr. Sabes an amount equal to his then current base salary through the balance of the agreement, including any earned but unpaid annual compensation and the company will continue the welfare benefit programs provided under the agreement, including paying all premiums for coverage for Mr. Sabes’ dependent family members. In the event Mr. Sabes’ employment is terminated by the board without a renewal term or without Cause (as defined in the CEO employment agreement), then all equity awards immediately vest as specified in the related agreements and Mr. Sabes will receive a severance payment equal to 36 months of his base salary. In the event Mr. Sabes’ employment is terminated by the company with Cause (as defined in the CEO employment agreement) or Mr. Sabes resigns, then he will not be entitled to any severance or continued benefits.

Under the CEO employment agreement, the Mr. Sabes agreed to customary confidentiality provisions and to refrain from soliciting employees of the company and its affiliates for a period of 12 months following any termination of employment and to a non-competition restriction during the term of the agreement.

Agreement with Chief Science Officer

FOXO’s predecessor, GWG Holdings, Inc. entered into an employment agreement with Mr. Brian Chen, its Chief Science Officer, as of August 20, 2017, for a five-year initial term that automatically renews for additional one-year terms thereafter. For the years ended December 31, 2021 and 2020, the annual base salary for Mr. Brian Chen was $236,000. By letter agreement, dated October 17, 2019, the CSO employment agreement was amended and provided that Mr. Brian Chen will be eligible to participate in a discretionary incentive compensation plan and receive annual incentive compensation in the form of cash and stock options based on individual performance and the company’s achievement of certain milestones, with a payment expected to equate to up to 20% of annual base salary. The CSO employment agreement provides that Mr. Brian Chen is eligible for standard benefit plans made available to management-level employees. If the CSO’s employment ends on account of death or disability, the company will pay his estate continued salary for one month and continue welfare benefits including paying all premiums for coverage of the CSO’s dependent family members.

The CSO employment agreement includes provisions governing company confidential information, assignment of employee inventions, non-solicitation of employees for 12 months following employment termination, non-competition for one year following any employment termination for cause or without good reason (as defined in the CSO employment agreement), and indemnification rights.

Agreement with Chief Operating Officer

FOXO’s predecessor, GWG Holdings, Inc. entered into an employment agreement with Mr. Steven Sabes, its Chief Operating Officer, as of August 20, 2017, for a five-year initial term that automatically renews for additional one-year terms thereafter. For the years ended December 31, 2021 and 2020, the annual base salary for Mr. Steven Sabes was $200,000. By letter agreement, dated October 17, 2019, the COO employment agreement was amended and provided that Mr. Steven Sabes will be eligible to participate in a discretionary incentive compensation plan and receive annual incentive compensation in the form of cash and stock options based on individual performance and the company’s achievement of certain milestones, with a payment expected to equate to up to 20% of annual base salary. The COO employment agreement provides that Mr. Steven Sabes is eligible for standard benefit plans made available to management-level employees. If the COO’s employment ends on account of death or disability, the company will pay his estate continued salary for one month and continue welfare benefits including paying all premiums for coverage of the COO’s dependent family members.

The COO employment agreement includes provisions governing company confidential information, assignment of employee inventions, non-solicitation of employees for 12 months following employment termination, non-competition for one year following any employment termination for cause or without good reason (as defined in the CSO employment agreement), and indemnification rights.

Outstanding Equity Awards

The following table sets forth information concerning outstanding equity awards held by each of FOXO’s named executive officers as of December 31, 2021. The table reflects both vested and unvested stock option awards, bifurcated by grant date.

Name	Grant date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Jon Sabes	4/2/2021	(1)	979,097	500,783	3.78	4/2/2026
Brian Chen, PhD	4/13/2021	(2)	1,138,399	19,006	3.78	4/13/2026
	8/9/2021	(3)	1,071	6,642	3.78	8/9/2026
Steven Sabes	4/2/2021	(4)	471,217	240,054	3.78	4/2/2026
	8/9/2021	(3)	929	5,758	3.78	8/9/2026

____________

(1)      On April 2, 2021, Mr. Jon Sabes was granted a total of 1,479,880 stock option awards, a portion of which reflect compensation awards issued as replacement for prior profits interests cancelled in 2020 and for services rendered prior to the adoption of the 2020 Plan. Of the 500,783 stock option awards granted to Mr. Jon Sabes that are unvested as of December 31, 2021, (i) 483,306 will vest in equal monthly installments from January 1, 2022 to December 31, 2022, (ii) 7,490 will vest in equal monthly installments from January 1, 2022 to June 30, 2023 and (iii) 9,987 will vest in equal monthly installments from January 1, 2022 to December 31, 2023.

(2)      On April 2, 2021, Mr. Brian Chen was granted a total of 1,157,405 stock option awards, a portion of which reflect compensation awards for services rendered prior to the adoption of the 2020 Plan. Of the 19,006 stock option awards granted to Mr. Chen that are unvested as of December 31, 2021, (i) 9,820 will vest in equal monthly installments from January 1, 2022 to December 31, 2022, (ii) 4,333 will vest in equal monthly installments from January 1, 2022 to June 30, 2023 and (iii) 4,853 will vest in equal monthly installments from January 1, 2022 to December 31, 2023.

(3)      The option award vests monthly over a three-year period from the grant date.

(4)      On April 2, 2021, Mr. Steven Sabes was granted a total of 711,271 stock option awards, a portion of which reflect compensation awards issued for services rendered prior to the adoption of the 2020 Plan. Of the 240,054 stock option awards granted to Mr. Steven Sabes that are unvested as of December 31, 2021, (i) 233,080 will vest in equal monthly installments from January 1, 2022 to December 31, 2022, (ii) 3,137 will vest in equal monthly installments from January 1, 2022 to June 30, 2023 and (iii) 3,837 will vest in equal monthly installments from January 1, 2022 to December 31, 2023.

Executive Compensation Arrangements – Post-Closing Arrangements

Post-Closing Employment Agreements

In accordance with the Merger Agreement, we intend to enter into employment agreements with our chief executive officer, chief financial officer, chief product officer, chief science officer, and chief technology officer prior to the consummation of the Business Combination. Although the terms of these agreements are still being finalized, we expect that the agreements will have a fixed term of years, with annual renewals thereafter, subject to termination in accordance with each agreement’s terms and conditions. We expect that each executive will be entitled to an annual salary, to be reviewed each year, an annual target bonus opportunity (calculated as a percentage of salary) paid in cash, and an equity incentive grant. We anticipate the agreements will contain severance provisions whereby, if the executive is terminated other than for cause or resigns for good reason, then the executive will be paid a lump sum payment calculated based on his or her salary and bonus. If the executive is terminated for cause, we anticipate the agreements will provide that the executive would receive no amounts other than amounts accrued at the date of termination and any vested benefits under company benefit plans. We expect that all unvested equity awards would become fully vested in connection with a change of control.

Simultaneously with the execution and delivery of the Merger Agreement, certain FOXO executive officers entered into Non-Competition Agreements in favor of FOXO and Delwinds and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the FOXO executive officers signatory thereto agree not to compete with Delwinds, FOXO and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period, to not solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

2022 Equity Incentive Plan

In connection with the Business Combination, the Delwinds Board is expected to adopt the FOXO Technologies Inc. 2022 Equity Incentive Plan, subject to stockholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of the Combined Company and its affiliates, which is essential to the Combined Company’s long term success. A summary of the 2022 Plan is set forth in the “The Incentive Plan Proposal (Proposal 5)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of the 2022 Equity Incentive Plan is attached to the proxy statement/prospectus as Annex D.

Management Contingent Share Plan

In connection with the Business Combination, the Delwinds Board is expected to adopt an earnout incentive plan, subject to stockholder approval, the FOXO Technologies Inc. Management Contingent Share Plan (the “Management Contingent Share Plan”) to secure and retain the services of certain key employees and service providers and incentivize such key employees and service providers to exert maximum efforts for the success of FOXO and its affiliates. The Management Contingent Share Plan makes available a total of 9,200,000 shares eligible to be issued pursuant to restricted share awards, all of which are eligible to be issued upon the closing of the Business Combination. These restricted share awards will vest and be subject to forfeiture according to time and performance-based criteria established as part of the Business Combination. Certain of these restricted share awards will be granted to our named executive officers and will represent compensation to such individuals in 2022.

A summary of the Management Contingent Share Plan is set forth in the “Management Contingent Share Plan Proposal (Proposal 6)” section of this joint proxy statement/consent solicitation statement/prospectus and a complete copy of the Management Contingent Share Plan is attached to the joint proxy statement/consent solicitation statement/prospectus as Annex E.

Post-Combination Executive Compensation

Following the closing of the Business Combination, we intend to develop an executive compensation program that is consistent with FOXO’s existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success. In particular, FOXO plans to establish a 401(k) plan during 2022 and provide future benefits to named executive officers and other employees in the form of discretionary matching contributions.

Decisions on the executive compensation program will be made by the compensation committee of the Combined Company, which will be established at the closing of the Business Combination. The material terms of the post-combination FOXO executive compensation program are not yet known and will be described in this joint proxy statement/consent solicitation statement/prospectus once they are determined.

DIRECTOR COMPENSATION

Non-Employee Director Compensation Table

The following table presents the total compensation earned and paid to non-employee members (“Directors”) of the FOXO Board during the year ended December 31, 2021. Mr. Jon Sabes, our Chief Executive Officer, did not receive any compensation for his service as a member of the FOXO Board during any period presented. Mr. Sabes’ compensation for service as an employee is presented above under the heading “Summary Compensation Table” above. In addition to the compensation outlined below, we reimburse non-employee members of the FOXO Board for reasonable travel expenses, and out-of-pocket costs incurred in attending meetings of the FOXO Board or events attended on behalf of FOXO.

Name	Year	Fees Earned and Paid in Cash ($)(4)	Option Awards ($)(5)	Total
Lyle Berman(1)	2021	60,000	56	60,056
Laurence Zipkin(1)	2021	60,000	56	60,056
Murdoc Khaleghi(2)	2021	30,000	56	30,056
Bret Barnes(3)	2021	15,000	—	15,000

____________

(1)      Directors Lyle Berman and Laurence Zipkin were appointed to the FOXO Board in November 2019 and thus each received four quarterly cash payments in the year ended December 31, 2021.

(2)      Director Murdoc Khaleghi was appointed to the FOXO Board in July of 2021 and thus received two quarterly cash payments in the year ended December 31, 2021. Dr. Khaleghi also received $18,000 during the year ended December 31, 2021 as fees for his services under his Contractor Agreement with FOXO (see “Certain Relationships and Related Party Transactions — FOXO — Contractor Agreement”).

(3)      Director Bret Barnes was appointed to the FOXO Board in November of 2021 and thus received one quarterly cash payment in the year ended December 31, 2021. Given the timing of his appointment to the FOXO Board, and ongoing valuation work, Mr. Barnes was not granted any equity-based compensation awards during the year ended December 31, 2021.

(4)      Amounts represent cash compensation earned and paid during the year ended December 31, 2021 for services rendered by each member of the FOXO Board. Cash compensation amounts are paid in the final month of each calendar quarter for services rendered during that respective quarter.

(5)      Amounts reflect the aggregate grant date fair value of stock option awards granted under the 2020 Plan to non-employee members of FOXO Board during the year ended December 31, 2021, computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. See Note 11 of the audited consolidated financial statements included elsewhere in this joint proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating this amount. During the year ended December 31, 2021, Messrs. Lyle Berman, Laurence Zipkin and Murdoc Khaleghi were each granted 69,500 stock option awards as compensation for services rendered.

Post-Combination Director Compensation

Following the closing of the Business Combination, we expect that the Combined Company Board will implement an annual compensation program for its non-employee directors. The material terms of this program are not yet known and will depend on the judgment of the members of the Combined Company Board based on advice and counsel of its advisors.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Delwinds

Founder Shares

On May 28, 2020, the Sponsor purchased 5,750,000 Founder Shares of Delwinds Class B common stock for an aggregate price of $25,000. On November 30, 2020, the Sponsor returned to Delwinds, at no cost, an aggregate of 718,750 Founder Shares, which Delwinds cancelled, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor. The Founder Shares will automatically convert into Class A Common Stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full, no shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which Delwinds completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of Delwinds stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On May 29, 2020, the Sponsor agreed to loan Delwinds an aggregate of up to $300,000 to cover expenses related to the proposed public offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of December 31, 2020 or the completion of the public offering. On December 29, 2020, Delwinds repaid $141,134 of borrowings outstanding under the Promissory Note.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Delwinds’ officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If Delwinds completes a business combination, Delwinds would repay the Working Capital Loans out of the proceeds of the Trust Account released to Delwinds. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, Delwinds may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the business combination at a price of $10.00 per unit. The units would be identical to the placement units.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

On February 23, 2022, Delwinds issued a promissory note in the principal amount of up to $2,000,000 to the Sponsor (the “Sponsor February Promissory Note”). The Sponsor February Promissory Note was issued in connection with advances the Sponsor has made, and may make in the future, to Delwinds for working capital expenses. As of July 6, 2022, Delwinds had drawn down $560,000 under the Sponsor February Promissory Note.

On February 24, 2022, in connection with the Transaction, Delwinds entered into the Support Subscription Agreements with the Subscription Investors, pursuant to which, in the event that, at the Closing, Delwinds cash or cash equivalents of less than $10,000,000, the Subscription Investors will subscribe for up to 1,000,000 shares of

Delwinds Class A common stock, subject to certain limitations and conditions set forth therein. As a result of the RBCCM Termination, the Threshold Amount was reduced to $5,978,125, resulting in the Subscription Investors being required to purchase up to an aggregate of 597,813 shares of Class A Common Stock for an aggregate purchase price of $5,978,125 or $10.00 per share.

Delwinds has entered into a registration and stockholder rights agreement with respect to the private placement units, the units issuable upon conversion of working capital loans (if any) and the shares of Delwinds Class A common stock issuable upon exercise of the foregoing and upon conversion of the Founder shares.

Administrative Support Agreement

Delwinds has agreed, commencing on the effective date of the IPO through the earlier of the Delwinds’ consummation of a business combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. At December 31, 2021 and 2020, a total of $5,000 was recorded as due to Sponsor on the balance sheet related to this agreement. For the years ending December 31, 2021 and 2020, under this agreement we paid a total of $120,000 and $0, respectively.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

FOXO

Other than compensation arrangements, the following is a summary of the transactions and series of similar transactions since January 1, 2019, or any currently proposed transactions, to which FOXO was a participant or will be a participant, in which:

•        the amounts involved exceeded or will exceed $120,000; and

•        any of FOXO’s directors, executive officers or holders of more than 5% of FOXO’s voting securities, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for FOXO’s directors and named executive officers are described elsewhere in this joint proxy statement/consent solicitation statement/prospectus.

Sales and Purchases of Securities

GWG Holdings Contributions

To affect the Separation, GWG Holdings and FOXO entered into an operating agreement (the “Operating Agreement”) that provided for the respective rights, obligations and interests of the parties to each other and the terms and conditions on which FOXO will conduct its business. The Operating Agreement provided for:

•        Initial capital contributions,

•        Additional cash capital contributions,

•        Percentage interests of FOXO, and

•        Agreement to allow FOXO to remain in its current leased premises in Minneapolis, MN.

Pursuant to the Operating Agreement, GWG Holdings contributed to FOXO: (i) the capital stock and membership interests of its wholly-owned subsidiaries and all related intellectual property, (ii) office equipment & other assets, and (iii) $1,250,000 in cash, which represented initial capital contributions to FOXO (the “Initial Capital Contributions”). 925 membership units were issued to GWG Holdings in exchange for such Initial Capital Contributions and were issued at a price equal to $10,000 per unit. Additionally, an equity interest was granted at Separation in the form of a 20% profits interest after capital accounts are reduced to zero (“Manager’s Interests”). The Manager’s Interests were determined to be equity classified for accounting purposes.

Pursuant to the Operating Agreement, GWG Holdings made the following additional capital contributions to FOXO: (i) $1,250,000 on January 2, 2020, (ii) $2,500,000 on each March 31, 2020, June 30, 2020, and September 30, 2020, and (iii) $417,000 per month for each of the twenty-four (24) months following the Separation. FOXO initially recorded the total cash capital contributions of $20,000,000 as a subscription receivable within GWG Holdings’ equity section of the consolidated balance sheets. After the Corporate Conversion, the subscription receivable was recorded within the stockholders’ equity section of the consolidated balance sheets and had a balance of $0 and $3,750,000 as of December 31, 2021 and 2020, respectively. Additionally, GWG Holdings units and the Manager’s Interests were converted into FOXO’s Series A Preferred Stock and FOXO Class B common stock, respectively.

FOXO previously subleased its office space from GWG Holdings. GWG Holdings paid all lease costs, including common area maintenance and other property management fees, on FOXO’s behalf. Those payments were treated as additional capital contributions. On April 20, 2022, GWG Holdings announced that it filed for chapter 11 bankruptcy protection in the Federal Bankruptcy Court for the Southern District of Texas. In connection with GWG Holdings’ bankruptcy filing, GWG Holdings filed a motion to reject the lease related to this office space and FOXO elected to vacate the office space. FOXO has located office space that it expects to move into in late 2022 and is currently operating remotely as it has since the beginning of the COVID-19 pandemic. FOXO expects it will primarily operate its business remotely in the future.

During 2019, FOXO was in arbitration with a former employee. The Operating Agreement specified that upon resolution of that arbitration, GWG Holdings would pay all such resolution costs and expenses, and half of the settlement would be deemed an additional capital contribution to FOXO. As part of the Corporate Conversion, FOXO’s half of the settlement was included as part of the original issue price for GWG Holdings’ Series A Preferred Stock.

Convertible Debenture Sales

During the three months ended March 31, 2021, FOXO entered into separate Securities Purchase Agreements and other 2021 Bridge Agreements, with the 2021 Bridge Investors, pursuant to which FOXO issued $11,812,500 in aggregate principal amount of the 2021 Bridge Debentures. FOXO received net proceeds of $9,612,007 from the sale of the 2021 Bridge Debentures after the original issue discount of 12.5% and deducting fees and expenses of $887,993. The 2021 Bridge Debentures were issued in three tranches, on January 25, 2021, February 23, 2021, and March 4, 2021. The 2021 Bridge Debentures mature twelve months from the initial issuance dates, bear interest at a rate of 12% per annum, and require interest only payments on a quarterly basis. We retained the right to extend the maturity date for each issuance for an additional three-month period and incur an extension amount rate of 110% of the outstanding balance of the 2021 Bridge Debenture. The 2021 Bridge Debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock at the option of the holder at a price per share equal to OIP and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest upon our consummation of offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000,000 at a price per share equal to the lower of (a) 70% of the offering price per share or (b) OIP. On January 25, 2021, FOXO also issued convertible debentures to its Chief Executive Officer, Chief Operating Officer, and to an individual who provides legal counsel to FOXO, on the same terms as the 2021 Bridge Debentures issued to the 2021 Bridge Investors.

Effective February 22, 2022, pursuant to the 2021 Bridge Amendment, FOXO and the requisite 2021 Bridge Investors amended the terms of certain 2021 Bridge Agreements to, among other things: (i) expand the definition of “Qualified Offering” to include certain transactions with a special purpose acquisition company, (ii) permit FOXO to undertake the issuance of the 2022 Bridge Debentures, (iii) allow FOXO to further extend the maturity dates of the 2021 Bridge Debentures by 5 months under certain circumstances and (iv) implement additional premiums payable on the outstanding principal amount of the 2021 Bridge Debentures under certain circumstances.

Contractor Agreement

In October 2021, FOXO entered into a Contractor Agreement with Dr. Murdoc Khaleghi, one of its directors, under which Dr. Khaleghi serves as FOXO’s Chief Medical Officer. The Agreement is for an initial 12 month term and renews on a month-to-month basis thereafter subject to termination by either party on 10 days’ notice. FOXO pays Dr. Khaleghi $9,000 per month and reimbursement of out-of-pocket expenses.

Indemnification Agreements

FOXO has entered into indemnification agreements with each of its directors. These agreements, among other things, require FOXO to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of FOXO, arising out of the person’s services as a director.

In connection with the Business Combination, the Combined Company expects to enter into new agreements to indemnify its directors and executive officers. These agreements will, among other things, require the Combined Company to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in the Combined Company’s right, on account of any services undertaken by such person on our behalf or that person’s status as a member of the Combined Company Board to the maximum extent allowed under Delaware law.

Consulting Agreement

In April 2022, the Company executed a consulting agreement with Bespoke Growth Partners, Inc., a company controlled by Mark Peikin (the “Consultant”), which was subsequently amended on June 1, 2022. The Consultant is considered to be a related party of the Company as a holder of more than 5% of the Company’s Class A common stock prior to the Business Combination. The agreement has a term of twelve months, over which the Consultant is to provide services that include, but are not limited to, advisory services relating to the implementation and completion of an event that will result in the Company being publicly listed and subject to Exchange Act. Following the execution of the agreement, as compensation for such services to be rendered as well as related expenses over the term of the contract, the Consultant was paid a cash fee of $1,425. The consulting agreement also calls for the payment of an equity fee as compensation for such services. The Company issued 1,500,000 shares of Class A common stock to the Consultant. These shares are intended to convert into no less than 800,000 shares of Class A Common Stock of the Combined Company after the consummation of the Merger with Delwinds. To the extent that adjustments to the Conversion Ratio reduce the Consultant’s converted shares to an amount less than 800,000, the Consultant is to be issued make-up shares to ensure they are the holder of 800,000 shares of Class A Common Stock of the Combined Company following the close of the Merger.

Policies for Approval of Related Person Transactions

FOXO’s board of directors reviews and approves transactions with related persons (as defined below). Prior to this transaction, prior to FOXO’s board of directors’ consideration of a transaction with a related person, the material facts as to the related person’s relationship or interest in the transaction were disclosed to the board of directors, and the transaction was not considered approved by the board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. FOXO’s current policy with respect to approval of related person transactions is not in writing.

Upon the Closing, the Combined Company will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the Combined Company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of the Combined Company’s officers or one of the Combined Company’s directors;

•        any person who is known by the Combined Company to be the beneficial owner of more than 5% of the Combined Company’s voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than 5% of its voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The Combined Company will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee of the board of directors of the Combined Company will have the responsibility to review related party transactions.

Employment Arrangements

In accordance with the Merger Agreement, we intend to enter into employment agreements with our chief executive officer, chief financial officer, chief product officer, chief science officer, and chief technology officer prior to the consummation of the Business Combination. The terms and conditions of these agreements have not been determined as of the date of this joint proxy statement/prospectus/consent solicitation.

Simultaneously with the execution and delivery of the Merger Agreement, certain FOXO executive officers entered into Non-Competition Agreements in favor of FOXO and Delwinds and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the FOXO executive officers signatory thereto agree not to compete with Delwinds, FOXO and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period and not to solicit employees or customers of such entities. The Non-Competition Agreement also contains customary confidentiality and non-disparagement provisions.

Voting Agreements

In connection with the Business Combination, FOXO and Delwinds have entered into voting agreements with the Sponsor and certain significant FOXO securityholders, including certain key employees. For more information, please see “The Business Combination Proposal — General Description of the Merger Agreement — FOXO Support Agreements” and “The Business Combination Proposal — General Description of the Merger Agreement — Sponsor Support Agreement” of this joint proxy statement/consent solicitation statement/prospectus.

APPRAISAL RIGHTS

Delwinds stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for Delwinds by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The audited financial statements of Delwinds (as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from April 27, 2020 (inception) through December 31, 2020, included in this joint proxy statement/consent solicitation statement/prospectus, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of FOXO Technologies Inc. as of December 31, 2020 and for the year ended December 31, 2020, have been included herein in reliance upon the report of UHY LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2020 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring negative cash flows and losses from operations, and a net capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The consolidated financial statements of FOXO Technologies Inc. as of December 31, 2021 and for the year ended December 31, 2021, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2021 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring negative cash flows and losses from operations, and a net capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Delwinds’ securities is Continental Stock Transfer & Trust Company.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Delwinds and servicers that it employs to deliver communications to Delwinds stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this joint proxy statement/consent solicitation statement/prospectus. Upon written or oral request, Delwinds will deliver a separate copy of this joint proxy statement/consent solicitation statement/prospectus to any stockholder at a shared address to which a single copy of this joint proxy statement/consent solicitation statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this joint proxy statement/consent solicitation statement/prospectus may likewise request that Delwinds deliver single copies of Delwinds’ proxy statement in the future. Stockholders may notify Delwinds of their requests by calling or writing Delwinds at its principal executive offices at One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002, (713) 337-4077. Following the Business Combination, communications should be sent to FOXO Technologies Inc. at 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402.

SUBMISSION OF STOCKHOLDER PROPOSALS

Delwinds’ board of directors is aware of no other matter that may be brought before the Delwinds Special Meeting. Under Delaware law, only business that is specified in the notice of Delwinds Special Meeting to stockholders may be transacted at the Delwinds Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at the Combined Company’s 2022 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Proposed Bylaws.

In addition, the Proposed Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to the Combined Company at our offices at 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, which we anticipate will be the case for the 2022 annual meeting, notice by the stockholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting and (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Combined Company. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The board of directors or the chairman of the stockholder meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Delwinds Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Bryce Quin, Chief Financial Officer and Secretary, One City Centre, 1021 Main Street, Suite 1960, Houston, Texas 77002. Following the Business Combination, such communications should be sent to 220 South Sixth Street, Suite 1200, Minneapolis, Minnesota 55402. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

Delwinds has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this joint proxy statement/consent solicitation statement/prospectus. This joint proxy statement/consent solicitation statement/prospectus is a part of that registration statement.

Delwinds files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access Delwinds’ filings, including this joint proxy statement/consent solicitation statement/prospectus, over the Internet at the SEC’s website at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Delwinds’ corporate website at https://www.Delwinds.com. Delwinds’ website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this joint proxy statement/consent solicitation statement/prospectus.

Information and statements contained in this joint proxy statement/consent solicitation statement/prospectus or any annex to this joint proxy statement/consent solicitation statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this joint proxy statement/consent solicitation statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this joint proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Delwinds Special Meeting, you should contact Delwinds by telephone or in writing at the following address and telephone number:

Bryce Quin
Chief Financial Officer and Secretary
One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002
(713) 337-4077

You may also obtain these documents by requesting them in writing or by telephone from Delwinds’ proxy solicitation agent, Saratoga Proxy Consulting, at the following address and telephone number:

Joe Mills/John Ferguson
Saratoga Proxy Consulting LLC
520 Eighth Ave, 14th Floor
New York, NY 10018
(888) 368-0379
info@saratogaproxy.com

If you are a stockholder of Delwinds and would like to request documents, please do so by [____], 2022, in order to receive them before the Delwinds Special Meeting. If you request any documents from Delwinds, Delwinds will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this joint proxy statement/consent solicitation statement/prospectus relating to Delwinds has been supplied by or on behalf of Delwinds, and all such information relating to FOXO has been supplied by or on behalf of FOXO. Information provided by either Delwinds or FOXO, or their respective representatives, does not constitute any representation, estimate or projection of any other party. Delwinds’ website is https://www.delwinds.com and FOXO’s website is https://www.foxotechnologies.com/. The information on these websites is neither incorporated by reference into this joint proxy statement/consent solicitation statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of Delwinds for the Delwinds Special Meeting and constitutes a prospectus of Delwinds under the Securities Act with respect to the shares of common stock of Delwinds to be issued to FOXO’s securityholders and noteholders under the Merger Agreement. Delwinds has not authorized anyone to give any information or make any representation about the Business Combination, Delwinds or FOXO that is different from, or in addition to, that contained in this joint proxy statement/consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/consent solicitation statement/prospectus speaks only as of the date of this joint proxy statement/consent solicitation statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO THE FINANCIAL STATEMENTS

DELWINDS INSURANCE ACQUISITION CORP.

Page
Financial Statements for Delwinds Insurance Acquisition Corp. as of and for the Years Ended December 31, 2021 and 2020:
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 248)	F-2
Balance Sheets as of December 31, 2021 and 2020	F-3
Statements of Operations for the Year Ended December 31, 2021, and the period from April 27, 2020 (inception) through December 31, 2020	F-4
Statements of Changes in Stockholders’ Equity for the period from January 1, 2021 through December 31, 2021 and the period from April 27, 2020 (inception) through December 31, 2020	F-5
Statements of Cash Flows for the Year Ended December 31, 2021 and from April 27, 2020 (inception) through December 31, 2020	F-6
Notes to Financial Statements	F-7

Financial Statements for Delwinds Insurance Acquisition Corp. as of March 31, 2022 and for the Three Months Ended March 31, 2022 and 2021 (unaudited)
Balance Sheets as of March 31, 2022 and December 31, 2021	F-19
Statements of Operations for the Three Months ended March 31, 2022 and 2021	F-20
Statements of Changes in Stockholders’ Deficit for the Three Months ended March 31, 2022 and 2021	F-21
Statements of Cash Flows for the Three Months ended March 31, 2022 and 2021	F-22
Notes to Financial Statements	F-23

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Delwinds Insurance Acquisition Corporation

Opinion on the financial statements

We have audited the accompanying balance sheets of Delwinds Insurance Acquisition Corporation (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2021 and the period from April 27, 2020 (Inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from April 27, 2020 (Inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Philadelphia, Pennsylvania

March 7, 2022

DELWINDS INSURANCE ACQUISITION CORPORATION
BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Cash	$638,228	$1,417,540
Prepaid expenses	234,258	471,561
Total current assets	872,486	1,889,101
Investments and cash held in trust account	201,278,924	201,250,535
Total assets	$202,151,410	$203,139,636

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$309,483	$23,382
Due to Sponsor	5,000	5,000
Total current liabilities	314,483	141,134
Deferred underwriting commission	7,043,750	7,043,750
Warrant liability	5,088,750	11,010,963
Total liabilities	12,446,983	18,083,095

Commitments and Contingencies:

Common stock subject to possible redemption; $0.0001 par value; 20,125,000 shares (at redemption value of approximately $10.00 per share) as of December 31, 2021 and December 31, 2020	201,278,924	201,250,535
Stockholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Class A common stock, $0.0001 par value, 43,000,000 shares authorized, 632,500 issued and outstanding (excluding 20,125,000 shares subject to possible redemption) as of December 31, 2021 and December 31, 2020	63	63
Class B common stock, $0.0001 par value, 7,000,000 shares authorized, 5,031,250 shares issued and outstanding as of December 31, 2021 and December 31, 2020	503	503
Additional paid-in-capital	—	—
Accumulated deficit	(11,575,063)	(16,194,560)
Total stockholders’ equity (deficit)	(11,574,497)	(16,193,994)
Total liabilities and stockholders’ equity (deficit)	$202,151,410	$203,139,636

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
STATEMENTS OF OPERATIONS

	Year ended	Period from April 27, 2020 (inception) ended
	December 31,
	2021	2020
General, administrative expense, and offering costs	1,302,715	1,153,241
Loss from operations	(1,302,715)	(1,153,241)
Other income (expense)
Interest income	27,338	1,585
Unrealized gain on marketable securities	1,050	(1,050)
Change in fair value of warrant liability	5,922,213	(632,213)
Net income (loss)	4,647,886	(1,784,919)
Weighted average shares outstanding of Class A common stock:
Basic and diluted	20,757,500	20,757,500
Net income (loss) per common share, Class A common stock:
Basic and diluted	0.18	(0.07)
Weighted average shares outstanding of Class B common stock:
Basic and diluted	5,031,250	5,031,250
Net income (loss) per common share, Class B common stock:
Basic and diluted	0.18	(0.07)

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM JANUARY 1, 2021 THROUGH DECEMBER 31, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, January 1, 2021	632,500	$63	5,031,250	$503	$—	$(16,194,560)	$(16,193,994)

Net income	—	—	—	—	28,388	4,619,497	4,647,885
Change in shares subject to redemption	—	—	—	—	(28,388)	—	(28,388)
Balance at 12/31/2021	632,500	$63	5,031,250	$503	$—	$(11,575,063)	$(11,574,497)

FOR THE PERIOD FROM APRIL 27, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, April 27, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Sale of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Cancellation of Class B shares	—	—	(718,750)	(72)	72	—	—
Sale of Class A common stock to public, net of offering cost	20,125,000	2,013	—	—	180,805,697	—	180,807,710
Sale of Class A private placement units	632,500	63	—	—	6,008,687	—	6,008,750
Class A common stock subject to possible redemption	(20,125,000)	(2,013)	—	—	(186,838,881)	(14,409,641)	(201,250,535)
Net loss	—	—		—	—	(1,784,919)	(1,784,919)
Balance at 12/31/2020	632,500	63	5,031,250	503	—	(16,194,560)	(16,193,994)

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
STATEMENTS OF CASH FLOWS

	For the Year ended December 31, 2021	Period from April 27, 2020 (inception) through December 31, 2020
Cash flows from operating activities:
Net income (loss)	$4,647,886	$(1,784,919)
Adjustments to reconcile net income to cash used in operating activities:
Interest earned	(27,338)	(1,585)
Unrealized gain on marketable securities	(1,050)	1,050
Change in fair value of warrant liability	(5,922,213)	1,747,208
Changes in operating assets and liabilities
Change in prepaid expenses	237,303	(471,561)
Change in due to Sponsor	—	5,000
Change in accounts payable	286,110	23,382
Net cash used in operating activities	(779,312)	(481,425)
Cash flows from investing activities:
Investment of cash in Trust Account	—	(201,250,000)
Net cash used by investing activities	—	(201,250,000)
Cash flows from financing activities:
Repayment of note payable borrowings	—	(141,134)
Proceeds from sale of Class A common stock to public	—	197,225,000
Proceeds from sale of private placement units	—	6,325,000
Payment of deferred offering costs	—	(259,901)
Net cash provided by financing activities	—	203,198,965
Net change in cash	(779,312)	1,417,540
Cash at beginning of period	1,417,540	—
Cash at end of period	$638,228	$1,417,540
Non-cash investing and financing activities:
Payment of deferred offering cost directly by Sponsor	—	(166,134)
Purchase of Class B common stock by Sponsor	—	25,000
Initial value of common stock subject to redemption	—	201,250,535
Change in value of common stock subject to redemption	28,389	—

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Delwinds Insurance Acquisition Corporation (the “Company”) was incorporated in Delaware on April 27, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company has focused its search on companies in the insurance industry. The Company is a blank check and emerging growth company and, as such, the Company is subject to all of the risks associated with blank check and emerging growth companies.

All activity through December 15, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. Since the Initial Public Offering, the Company’s activities have been limited to the evaluation of business combination candidates, and the Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held in the trust account. The Company is incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and transaction expenses. The Company recognizes changes in the fair value of warrant liability as other income (expense). The Company has selected December 31 as its fiscal year end.

The registration statement of the Company’s Initial Public Offering was declared effective on December 10, 2020. On December 15, 2020, the Company consummated the Initial Public Offering of 20,125,000 units (“Units”) each consisting of one share of Class A common stock (“Public Shares”) and one-half of one redeemable warrant, generating gross proceeds of $201,250,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 632,500 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to DIAC Sponsor, LLC (the “Sponsor”) generating gross proceeds of $6,325,000, which is described in Note 4.

Following the closing of the Initial Public Offering on December 15, 2020, an amount of $201,250,000 ($10.00 per Unit) from the net proceeds of the Initial Public Offering and Placement Units was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Transaction costs amounted to $11,494,785, consisting of $4,025,000 of underwriting fees, $7,043,750 of deferred underwriting fees and $426,035 of Initial Public Offering costs. In addition, $2,054,942 of cash was held outside of the Trust Account was available for working capital purposes immediately following the Initial Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption are recorded at a redemption value and classified as temporary equity in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares, Placement Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholder’s rights or pre-business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $11,494,785 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be deminimus for the period ending December 31, 2021 and 2020. As of December 31, 2021, the Company had $276,000 in net operating carryforwards available to offset future taxable income.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

Net Income (Loss) Per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of income (loss) per common share for the period ended December 31, 2021 and 2020. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income (loss) per share includes the incremental number of shares of common stock to be issued to settle warrants and convertible debt, as calculated using the treasury method. For the periods ended December 31, 2021 and 2020, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants and conversion of debt is contingent on the occurrence of future events. As a result, diluted income (loss) per common share is the same as basic income (loss) per common share for the periods presented.

A reconciliation of net income (loss) per common share as adjusted for the portion of income that is attributable to common stock subject to redemption is as follows:
	Year ending December 31, 2021	Period from April 27, 2020 (inception) through December 31, 2020
Net income (loss)	$4,647,886	$(1,784,919)
Less: Income (loss) attributable to common stock subject to possible redemption	—	—
Net income (loss) available to common shares	$4,647,886	$(1,784,919)

Basic and diluted weighted average number of Class A common shares	25,757,500	25,757,500

Basic and diluted income (loss) available to Class A common shares	$0.18	$(0.07)

Basic and diluted weighted average number of Class B common shares	5,031,250	5,031,250

Basic and diluted income (loss) available to Class B common shares	$0.18	$(0.07)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2021 and 2020, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 3 — Public Offering

Pursuant to the Initial Public Offering, the Company sold 20,125,000 Units at a price of $10.00 per Unit, including the underwriter over-allotment of 2,625,000. Each Unit consists of one-half of one Public Warrant. Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

The Sponsor purchased an aggregate of 632,500 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $6,325,000, in a private placement that occurred simultaneously with the closing of the Initial Public Offering, inclusive of 52,500 Placement Units purchased as a result of the exercise of the underwriters’ over-allotment option. Each Placement Unit consists of one Placement Share and one-half of one Placement Warrant. Each whole Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On May 28, 2020, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. On November 30, 2020, the Sponsor returned to the Company, at no cost, an aggregate of 718,750 Founder Shares, which the Company cancelled, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor. The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 8. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full, no shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On May 29, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Proposed Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of December 31, 2020 or the completion of the Public Offering. On December 29, 2020, the Company repaid $141,134 of borrowings outstanding under the Promissory Note.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units.

Administrative Support Agreement

The Company has agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. At December 31, 2021 and 2020, a total of $5,000 was recorded as Due to Sponsor on the balance sheet related to this agreement. For the years ending December 31, 2021 and 2020, under this agreement we paid a total of $120,000 and $0, respectively.

Note 6 — Commitments

Registration Rights

Pursuant to a registration rights agreement entered into on December 10,2020, holders of the Founder Shares, Placement Units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any shares of Class A common stock issuable upon the exercise of the Placement Warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of units issued as part of the Working Capital Loans and Class A common stock issuable upon conversion of the Founder Shares, are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities.

Underwriting Agreement

The Company paid an underwriting discount of $0.20 per Unit, or $4,025,000 in the aggregate, simultaneously with the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of (i) $0.35 per Unit of the gross proceeds of the initial 20,125,000 Units sold in the Initial Public Offering, or $7,043,750. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 7 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured on a recurring basis as of December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.
	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investment in United States Treasury money market mutual funds	$201,278,924	$201,278,924	$—	$—
Liabilities:
Warrant Liability	$5,088,750	$4,930,625	$158,125	$—
	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments in United States treasury obligations held in Trust Account	$44,993,700	$44,993,700	$—	$—
Investment in United States Treasury money market mutual funds	156,256,835	156,256,835
Total	$201,250,535	$201,250,535	$—	$—
Liabilities:
Warrant Liability	14,804,242	—	—	14,804,242

Warrant Liability

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the Company’s balance sheet. The warrant liability is measured at fair value at inception and on a recurring basis, with any subsequent changes in fair value presented within change in fair value of warrant liability in the Company’s statement of operations.

Initial Measurement and Subsequent Measurement

The Company established the initial fair value for the Warrants on December 15, 2020, the date of the closing of the Initial Public Offering, and subsequent fair value as of December 31, 2021 and 2020. The Public Warrants and Private Placement Warrants are measured at fair value on a recurring basis, using an Options Pricing Model (the “OPM”). The Company allocated the proceeds received from (i) the sale of Units in the IPO (which is inclusive of one share of Class A common stock and one-third of one Public Warrant), (ii) the sale of the Private Placement Units (which is inclusive of one share of Class A common stock and one-third of one Private Placement Warrant), and (iii) the issuance of Class B common stock, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption. The Warrants were classified as Level 3 at the initial measurement date and as of December 31, 2020 due to the use of unobservable inputs. As of December 31, 2021, the Warrants were reclassified to Level 1, for the Public Warrants, and Level 2, for the Private Placement Warrants, due to the use of observable inputs.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 7 — Fair Value Measurements (cont.)

The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Public Warrants as of December 31, 2021 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker DWIN-WT. As the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant, with an insignificant adjustment for short-term marketability restrictions. As such, the Private Placement Warrants are classified as Level 2.

The following table provides quantitative information regarding Level 3 fair value measurements:
December 31, 2020
Risk-free interest rate	0.58%
Expected term (years)	6.49
Expected volatility	16.3%
Exercise price	$11.50
Stock price	$9.66
Dividend yield	0.0%

Note 8 — Stockholder’s Equity

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Common Stock

Class A Common Stock — The Company is authorized to issue 43,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 632,500 shares of Class A common stock issued and outstanding (excluding 20,125,000 shares of common stock subject to possible redemption).

Class B Common Stock — The Company is authorized to issue 7,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 5,031,250 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Proposed Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholder’s Equity (cont.)

(excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent warrants issued, or to be issued, to any seller in a Business Combination, any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable; and

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholder’s Equity (cont.)

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 9 — Income Tax

The Company’s net deferred tax assets are as follows:
December 31, 2021
Deferred tax asset
Net operating loss carryforward	$276,000
Valuation allowance	(276,000)
Deferred tax (liability) asset	$—

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 9 — Income Tax (cont.)

The income tax provision consists of the following:
December 31, 2021
Federal
Current	$—
Deferred	(268,000)
State	—
Current	—
Deferred	—
Change in valuation allowance	268,000
Income tax provision expense	$—

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2021 is as follows:
2021
Statutory federal income tax rate	21%
State taxes, net of federal tax benefit	0%
Permanent differences	(27)%
Valuation allowance	6%
Income tax provision expense	0%

As of December 31, 2021, the Company had $276,000 in net operating loss carryforwards available to offset future taxable income.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to March 7, 2022, the date that the financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 23, 2022, we issued a promissory note (the “Note”) in the principal amount of up to $2,000,000 to the Sponsor. The Note was issued in connection with advances the Sponsor has made, and may make in the future, to the Company for working capital expenses. As of March 7, 2022, we have drawn down $0 under the Note.

On February 24, 2022, we entered into a definitive agreement and Plan of Merger, dated as of February 24, 2022 (the “FOXO Transaction Agreement”), with FOXO Technologies Inc., a Delaware corporation (“FOXO”) and certain other parties. Pursuant to the FOXO Transaction Agreement, subject to the terms and conditions set forth therein, a Delaware subsidiary of our Company will merge with and into FOXO, with FOXO surviving the merger as a wholly-owned subsidiary of our Company. In connection with the FOXO Transaction Agreement, we also entered into several ancillary agreements, including: (i) a Common Stock Purchase Agreement with CF Principal Investments LLC (“Cantor”), pursuant to which, the Combined Company (as defined therein) after the closing of the FOXO Transaction Agreement has the right from time to time to sell to Cantor up to $40 million in shares of its Class A common stock, subject to certain limitations and conditions set forth therein and (ii) certain subscription agreements with Andrew J. Poole, our Chairman and Chief Executive Officer, and The Gray Insurance Company, which is an affiliate of certain of our officers and directors (the “Subscription Investors”), pursuant to which, in the event that, at the Closing (as defined in the FOXO Transaction Agreement), we have cash or cash equivalents of less than $10,000,000, the Subscription Investors will subscribe for up to 1,000,000 shares of our Class A common stock, subject to certain limitations and conditions set forth therein.

DELWINDS INSURANCE ACQUISITION CORPORATION
UNAUDITED BALANCE SHEETS

	March 31, 2022	December 31, 2021
ASSETS
Cash	$193,328	$638,228
Prepaid expenses	156,822	234,258
Total current assets	350,150	872,486
Investments and cash held in Trust Account	201,327,595	201,278,924
Total assets	$201,677,745	$202,151,410

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$1,986,577	$309,483
Due to Sponsor	5,000	5,000
Note payable to Sponsor	200,000	—
Total current liabilities	2,191,577	314,483
Deferred underwriting commission	7,043,750	7,043,750
Warrant liability	3,114,963	5,088,750
Total liabilities	12,350,290	12,446,983

Commitments and Contingencies:
Common stock subject to possible redemption; $0.0001 par value; 20,125,000 shares (at redemption value of approximately $10.00 per share) as of March 31, 2022 and December 31, 2021	201,327,595	201,278,924

Stockholders’ deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Class A common stock, $0.0001 par value, 36,000,000 shares authorized, 632,500 issued and outstanding (excluding 20,125,000 shares subject to possible redemption) as of March 31, 2022 and December 31, 2021	63	63
Class B common stock, $0.0001 par value, 7,000,000 shares authorized, 5,031,250 shares issued and outstanding as of March 31, 2022 and December 31, 2021	503	503
Additional paid-in-capital	—	—
Accumulated deficit	(12,000,706)	(11,575,063)
Total stockholders’ deficit	(12,000,140)	(11,574,063)
Total liabilities and stockholders’ deficit	$201,677,745	$202,151,410

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2022	2021
General, administrative expense, and offering costs	$2,399,430	$213,610
Loss from operations	(2,399,430)	(213,610)
Other income (expense)
Interest income	43,669	13,302
Unrealized gain on marketable securities	5,002	1,050
Change in fair value of warrant liability	1,973,787	5,196,606
Net income (loss)	$(376,972)	$4,997,348

Weighted average shares outstanding of Class A common stock:
Basic and diluted	20,757,500	20,757,500
Net income (loss) per common share, Class A common stock:
Basic and diluted	$(0.07)	$0.88
Weighted average shares outstanding of Class B common stock:
Basic and diluted	5,031,250	5,031,250
Net income (loss) per common share, Class B common stock:
Basic and diluted	$(0.07)	$0.88

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2022

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2022	632,500	$63	5,031,250	$503	$—	$(11,575,063)	$(11,574,497)
Change in shares subject to redemption	—	—	—	—	(48,671)	—	(48,671)
Net loss	—	—	—	—	48,671	(425,643)	(376,972)
Balance at 3/31/2022	632,500	$63	5,031,250	$503	$—	$(12,000,706)	$(12,000,140)

FOR THE YEAR ENDING DECEMBER 31, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2021	632,500	$63	5,031,250	$503	$—	$(16,194,560)	$(16,193,994)
Change in shares subject to redemption	—	—	—	—	(28,388)	—	(28,388)
Net loss	—	—		—	28,388	4,619,497	4,647,885
Balance at 12/31/2021	632,500	63	5,031,250	503	—	(11,575,063)	(11,574,497)

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
STATEMENTS OF CASH FLOWS

	For the Three Months ended
	March 31, 2022	March 31, 2021
Cash flows from operating activities:
Net income (loss)	$(376,972)	$4,997,348
Adjustments to reconcile net income to cash used in operating activities:
Interest earned	(43,669)	(13,302)
Unrealized gain on marketable securities	(5,002)	(1,050)
Change in fair value of warrant liability	(1,973,787)	(5,196,606)
Changes in operating assets and liabilities
Change in prepaid expenses	77,436	64,567
Change in accounts payable	1,677,094	34,81523,382
Net cash used in operating activities	(644,900)	(114,228)

Cash flows from investing activities:
Investment of cash in Trust Account	—	—
Net cash used by investing activities	—	—

Cash flows from financing activities:
Proceeds from note payable to Sponsor	200,000	—
Net cash provided by financing activities	200,000	—
Net change in cash	(444,900)	(114,228)
Cash at beginning of period	638,228	1,417,540
Cash at end of period	$193,328	$1,303,312

Non-cash investing and financing activities:
Change in value of common stock subject to redemption	48,671	14,352

The accompanying notes are an integral part of these financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Delwinds Insurance Acquisition Corporation (the “Company”) was incorporated in Delaware on April 27, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company has focused its search on companies in the insurance industry. The Company is a blank check and emerging growth company and, as such, the Company is subject to all of the risks associated with blank check and emerging growth companies.

All activity through December 15, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. Since the Initial Public Offering, the Company’s activities have been limited to the evaluation of Business Combination candidates, including FOXO, and the execution of the FOXO Transaction Agreement, and the Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on marketable securities held in the Trust Account. The Company is incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and transaction expenses. The Company recognizes changes in the fair value of warrant liability as other income (expense). The Company has selected December 31 as its fiscal year end.

The registration statement of the Company’s Initial Public Offering was declared effective on December 10, 2020. On December 15, 2020, the Company consummated the Initial Public Offering of 20,125,000 units (“Units”) each consisting of one share of Class A common stock (“Public Shares”) and one-half of one redeemable warrant, generating gross proceeds of $201,250,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 632,500 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to DIAC Sponsor, LLC (the “Sponsor”) generating gross proceeds of $6,325,000, which is described in Note 4.

Following the closing of the Initial Public Offering on December 15, 2020, an amount of $201,250,000 ($10.00 per Unit) from the net proceeds of the Initial Public Offering and Placement Units was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account, as described below, except that interest earned on the Trust Account can be released to the Company to pay its tax obligations.

Transaction costs amounted to $11,494,785, consisting of $4,025,000 of underwriting fees, $7,043,750 of deferred underwriting fees and $426,035 of Initial Public Offering costs. In addition, $2,054,942 of cash was held outside of the Trust Account was available for working capital purposes immediately following the Initial Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption are recorded at a redemption value and classified as temporary equity in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares, Placement Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholder’s rights or pre-Business Combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $11,494,785 were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 2 — Summary of Significant Accounting Policies (cont.)

The provision for income taxes was deemed to be deminimus for the three months ended March 31, 2022 and 2021. As of March 31, 2022, the Company had $770,000 in net operating carryforwards available to offset future taxable income.

Net Income (Loss) Per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. Consistent with ASC 480, common stock subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of income (loss) per common share for the three months ended March 31, 2022 and 2021. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted income (loss) per share includes the incremental number of shares of common stock to be issued to settle warrants and convertible debt, as calculated using the treasury method. For the three months ended March 31, 2022 and 2021, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into common stock, since the exercise of the warrants and conversion of debt is contingent on the occurrence of future events. As a result, diluted income (loss) per common share is the same as basic income (loss) per common share for the periods presented.

A reconciliation of net income (loss) per common share as adjusted for the portion of income that is attributable to common stock subject to redemption is as follows:

	Three Months ended March 31, 2022	Three Months ended March 31, 2021
Net income (loss)	$(376,972)	$4,997,348
Less: Income (loss) attributable to common stock subject to possible redemption	—	—
Net income (loss) available to common shares	$(376,972)	$4,997,348
Basic and diluted weighted average number of Class A common shares	25,757,500	25,757,500
Basic and diluted income (loss) available to Class A common shares	$(0.07)	$0.88
Basic and diluted weighted average number of Class B common shares	5,031,250	5,031,250
Basic and diluted income (loss) available to Class B common shares	$(0.07)	$0.88

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At March 31, 2022 and December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 3 — Public Offering

Pursuant to the Initial Public Offering, the Company sold 20,125,000 Units at a price of $10.00 per Unit, including the underwriter over-allotment of 2,625,000. Each Unit consists of one-half of one Public Warrant. Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

The Sponsor purchased an aggregate of 632,500 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $6,325,000, in a private placement that occurred simultaneously with the closing of the Initial Public Offering, inclusive of 52,500 Placement Units purchased as a result of the exercise of the underwriters’ over-allotment option. Each Placement Unit consists of one Placement Share and one-half of one Placement Warrant. Each whole Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

On May 28, 2020, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. On November 30, 2020, the Sponsor returned to the Company, at no cost, an aggregate of 718,750 Founder Shares, which the Company cancelled, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor. The Founder Shares will automatically convert into Class A common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 8. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ over-allotment exercise in full, no shares are currently subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On May 29, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Proposed Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note is non-interest bearing and payable on the earlier of December 31, 2020 or the completion of the Public Offering. On December 29, 2020, the Company repaid $141,134 of borrowings outstanding under the Promissory Note.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units. On February 23, 2022, we issued a promissory note (the “Note”) in the principal amount of up to $2,000,000 to the Sponsor. The Note was issued in connection with advances the Sponsor has made, and may make in the future, to the Company for working capital expenses. As of March 31, 2022, we have drawn down $200,000 under the Note.

Administrative Support Agreement

The Company has agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. At March 31, 2022 and December 31, 2021, a total of $5,000 was recorded as Due to Sponsor on the balance sheet related to this agreement. For the periods ending March 31, 2022 and December 31, 2021, under this agreement we paid a total of $30,000 and $120,000, respectively.

Note 6 — Commitments

Registration Rights

Pursuant to a registration rights agreement entered into on December 10,2020, holders of the Founder Shares, Placement Units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any shares of Class A common stock issuable upon the exercise of the Placement Warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of units issued as part of the Working Capital Loans and Class A common stock issuable upon conversion of the Founder Shares, are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities.

Underwriting Agreement

The Company paid an underwriting discount of $0.20 per Unit, or $4,025,000 in the aggregate, simultaneously with the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred fee of (i) $0.35 per Unit of the gross proceeds of the initial 20,125,000 Units sold in the Initial Public Offering, or $7,043,750. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

FOXO Transaction Agreement

On February 24, 2022, we entered into a definitive Agreement and Plan of Merger, dated as of February 24, 2022, as amended on April 26, 2022 (the “FOXO Transaction Agreement”), with FOXO Technologies Inc., a Delaware corporation (“FOXO”), DWIN Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and the Sponsor, in its capacity as the representative of the stockholders of the Company (other than FOXO’s security holders) (the “Purchaser Representative”) from and after the closing (the “Closing”) of the transactions contemplated by the FOXO Transaction Agreement (collectively, the “Transaction” or the “FOXO

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments (cont.)

Business Combination”). Pursuant to the FOXO Transaction Agreement, subject to the terms and conditions set forth therein, Merger Sub will merge with and into FOXO, with FOXO surviving the merger as a wholly-owned subsidiary of our Company (the “Combined Company”), and with FOXO security holders becoming security holders of the Combined Company.

Voting and Support Agreements

Simultaneously with the execution and delivery of FOXO Transaction Agreement, the Company and FOXO have entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain stockholders of FOXO required to approve the Transaction and other FOXO securityholders. Under the Voting Agreements, each FOXO securityholder party thereto agreed to vote all of such stockholder’s shares of FOXO in favor of the FOXO Transaction Agreement and the Transaction and the other matters to be submitted to the FOXO securityholder for approval in connection with the Transaction and each FOXO securityholder party thereto has agreed to take (or not take, as applicable) certain other actions in support of the FOXO Transaction Agreement and the Transaction, in each case in the manner and subject to the conditions set forth in the Voting Agreements, and, in the case of the FOXO securityholder, to provide a proxy to the Company to vote such FOXO shares accordingly (subject to the condition that the Registration Statement has been declared effective by the SEC, provided that the covenants not to take certain actions to delay, impair or impede the Transaction as set forth in the Voting Agreements shall take effect from the date such agreements are executed). The Voting Agreements prevent transfers of the FOXO shares held by the FOXO securityholder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Lock-Up Agreements

Simultaneously with the execution and delivery of the FOXO Transaction Agreement, certain stockholders of FOX entered into Lock-Up Agreements with the Company (“Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Foxo securityholder party thereto agreed not to, during the period commencing from the Closing and ending upon the earlier to occur of the one (1) year anniversary of the Closing or, if the lock-up period applicable to the Company’s Founder Shares is amended in accordance with the Insider Letter Amendment Proposal, upon approval thereof by the Company’s stockholders, 180 days after the Closing (subject to early release if the Company consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Company restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Company restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Company’s restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). Additionally, prior to the Closing, the existing lock-up agreements between FOXO and holders of FOXO’s 2021 Bridge Debentures (which, at the Closing, shall automatically convert into shares of FOXO Class A common stock exchangeable for the Company’s shares in connection with the FOXO Business Combination), which lock-up agreements restrict transfers within a six month period after the Closing, shall be amended to join the Purchaser and Purchaser Representative as parties thereto.

Non-Competition Agreements

Simultaneously with the execution and delivery of the FOXO Transaction Agreement, certain FOXO executive officers entered into Non-Competition Agreements (“Non-Competition Agreements”) in favor of FOXO and the Company and their respective present and future successors and direct and indirect subsidiaries. Under the Non-Competition Agreements, the FOXO executive officers signatory thereto agree not to compete with FOXO, the Company and their respective affiliates during the two-year period following the Closing and, during such two-year restricted period and not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments (cont.)

Financing Agreements

Common Stock Purchase Agreement

In connection with the FOXO Transaction Agreement, we also entered into a Common Stock Purchase Agreement (“Common Stock Purchase Agreement”) with CF Principal Investments LLC (“Cantor”), pursuant to which, the Combined Company after the closing of the FOXO Transaction Agreement has the right from time to time to sell to Cantor up to $40 million in shares of its Class A common stock, subject to certain limitations and conditions set forth therein.

Backstop Subscription Agreements

In connection with the FOXO Transaction Agreement, we also entered into certain subscription agreements with Andrew J. Poole, our Chairman and Chief Executive Officer, and The Gray Insurance Company, which is an affiliate of certain of our officers and directors (the “Backstop Investors”), pursuant to which, in the event that, at the Closing, we have cash or cash equivalents of less than $10,000,000, the Backstop Investors will subscribe for up to 1,000,000 shares of our Class A common stock, subject to certain limitations and conditions set forth therein.

Note 7 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured on a recurring basis as of March 31, 2022 and December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

	March 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets:
Investments in United States treasury obligations held in Trust Account	$200,046,995	$200,046,995	$		$
Investment in United States Treasury money market mutual funds and cash	1,280,600	1,280,600		—		—
Total	$201,327,595	$201,327,595	$		$
Liabilities:
Warrant Liability	$3,114,963	$3,018,750		$96,213		$—
	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investment in United States Treasury money market mutual funds	$201,278,924	$201,278,924
Total	$201,278,924	$201,278,924	$—	$—
Liabilities:
Warrant Liability	$5,088,750	$4,930,625	$158,125	$—

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 7 — Fair Value Measurements (cont.)

Warrant Liability

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liability on the Company’s balance sheet. The warrant liability is measured at fair value at inception and on a recurring basis, with any subsequent changes in fair value presented within change in fair value of warrant liability in the Company’s statement of operations.

Initial Measurement and Subsequent Measurement

The Company established the initial fair value for the Warrants on December 15, 2020, the date of the closing of the Initial Public Offering, and subsequent fair value as of March 31, 2022 and December 31, 2021. The Public Warrants and Private Placement Warrants are measured at fair value on a recurring basis, using an Options Pricing Model (the “OPM”). The Company allocated the proceeds received from (i) the sale of Units in the Initial Public Offering (which is inclusive of one share of Class A common stock and one-third of one Public Warrant), (ii) the sale of the Placement Units (which is inclusive of one share of Class A common stock and one-third of one Private Placement Warrant), and (iii) the issuance of Class B common stock, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption. The Warrants were classified as Level 3 at the initial measurement date and as of December 31, 2020 due to the use of unobservable inputs. As of March 31, 2022 and December 31, 2021, the Warrants were reclassified to Level 1, for the Public Warrants, and Level 2, for the Private Placement Warrants, due to the use of observable inputs.

The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Public Warrants as of March 31, 2022 and December 31, 2021 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker DWIN-WT. As the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant, with an insignificant adjustment for short-term marketability restrictions. As such, the Private Placement Warrants are classified as Level 2.

The following table provides quantitative information regarding Level 3 fair value measurements:

December 31, 2020
Risk-free interest rate	0.58%
Expected term (years)	6.49
Expected volatility	16.3%
Exercise price	$11.50
Stock price	$9.66
Dividend yield	0.0%

Note 8 — Stockholder’s Equity

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholder’s Equity (cont.)

Common Stock

Class A Common Stock — The Company is authorized to issue 36,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 632,500 shares of Class A common stock issued and outstanding (excluding 20,125,000 shares of common stock subject to possible redemption).

Class B Common Stock — The Company is authorized to issue 7,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At March 31, 2022 and December 31, 2021, there were 5,031,250 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Proposed Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent warrants issued, or to be issued, to any seller in a Business Combination, any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Proposed Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholder’s Equity (cont.)

during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable; and

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholder’s Equity (cont.)

The Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 9 — Income Tax

The Company’s net deferred tax assets are as follows:

March 31, 2022

Deferred tax asset
Net operating loss carryforward	$770,000
Valuation allowance	(770,000)
Deferred tax (liability) asset	$—

The income tax provision consists of the following:

March 31, 2022
Federal
Current	$—
Deferred	(494,000)
State	—
Current	—
Deferred	—
Change in valuation allowance	494,000
Income tax provision expense	$—

A reconciliation of the federal income tax rate to the Company’s effective tax rate at March 31, 2022 is as follows:

March 31, 2022
Statutory federal income tax rate	21%
State taxes, net of federal tax benefit	0%
Permanent differences	110%
Valuation allowance	(131)%
Income tax provision expense	0%

As of March 31, 2021, the Company had $770,000 in net operating loss carryforwards available to offset future taxable income.

DELWINDS INSURANCE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to May 16, 2022, the date that the financial statements were issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Subsequent to March 31, 2022, we have drawn an additional an additional $300,000 bringing the total outstanding under the agreement to $500,000.

On April 8, 2022, we filed a joint proxy statement/consent solicitation statement/prospectus relating to the issuance of securities and solicitation of votes pursuant to the FOXO Transaction Agreement (the “Registration Statement”), and on May 13, 2022, we filed an amendment to the Registration Statement.

On April 26, 2022, we entered into an amendment (the “Amendment”) to the FOXO Transaction Agreement. The Amendment amends the definition of “2022 Bridge Financing End Date” in the Merger Agreement, to provide an extension to the end date of the 2022 Bridge Financing by extending the end date to the “Outside Date,” as defined in the FOXO Transaction Agreement. The “Outside Date” is defined in the Section 7.1(a) of the FOXO Transaction Agreement and is originally established as the five (5) month anniversary of the date of the FOXO Transaction Agreement, or July 24, 2022, subject to extensions under the terms and conditions set forth in the FOXO Transaction Agreement.

On May 10, 2022, the Company filed a preliminary proxy statement in connection with a special meeting of its stockholders pursuant to which the Company will seek the approval of its stockholders to extend the expiration of the period in which the Company must complete a business combination from June 15, 2022 to September 15, 2022.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

FOXO Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of FOXO Technologies Inc. and subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations, stockholders’ equity and members’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2020.

West Des Moines, Iowa

April 8, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
FOXO Technologies Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of FOXO Technologies Inc. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of operations, stockholders’ equity (deficit) and members’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring negative cash flows and losses from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Minneapolis, Minnesota
April 8, 2022

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$6,856	$8,123
Supplies	295	—
Prepaid expenses	444	459
Other current assets	23	12
Total current assets	7,618	8,594

Property and equipment, net	187	167
Intangible assets	191	—
Investments	100	419
Reinsurance recoverables	19,463	—
Other assets	2,745	244
Total assets	$30,304	$9,424

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$3,456	$366
Accrued and other liabilities	402	248
Related party convertible debentures	9,967	—
Convertible debentures	22,236	—
Total current liabilities	36,061	614
Deferred compensation liability	—	90
Policy reserves	19,463	—
Total liabilities	55,524	704
Commitments and contingencies (Note 16)
Stockholders’ equity
Undesignated preferred stock ($.00001 par value: authorized – 90,000,000 shares; none issued and outstanding)	—	—
Non-redeemable preferred stock series A ($.00001 par value: authorized – 10,000,000 shares; issued and outstanding – 8,000,000 shares; liquidation preference of $28,927 and $24,474 as of December 31, 2021 and 2020, respectively)	21,854	21,854
Common stock class A ($.00001 par value: authorized – 800,000,000 shares; issued and outstanding – 30,208 and 0 shares as of December 31, 2021 and 2020, respectively)	—	—
Common stock class B ($.00001 par value: authorized – 100,000,000 shares; issued and outstanding – 2,000,000 shares)	—	—
Additional paid-in capital	4,902	4,104
Stockholder subscription receivable	—	(3,750)
Accumulated deficit	(51,976)	(13,488)
Total stockholders’ equity (deficit)	(25,220)	8,720
Total Liabilities and Stockholders’ Equity	$30,304	$9,424

See accompanying Notes to Consolidated Financial Statements

Foxo Technologies INc. and subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share data)

	Year Ended December 31,
	2021	2020
Total revenue	$120	$63
Operating expenses:
Research and development	4,879	1,898
Selling, general and administrative	10,272	6,895
Total operating expenses	15,151	8,793
Loss from operations	(15,031)	(8,730)
Non-cash change in fair value of convertible debentures	(21,703)	—
Other income (expense)	(236)	16
Interest income (expense)	(1,118)	61
Investment impairment	(400)	—
Total other income (expense)	(23,457)	77
Loss before income taxes	(38,488)	(8,653)
Provision for income taxes	—	—
Net loss	$(38,488)	$(8,653)

Net loss per Class A and Class B common stock, basic and diluted	$(19.06)	$(4.33)

See accompanying Notes to Consolidated Financial Statements

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND MEMBERS’ EQUITY
(Dollars in thousands)

	FOXO BioScience, LLC Membership Interests		Members’ Subscription/ Stockholder Receivable	Series A Preferred Stock		Common Stock (Class A)		Common Stock (Class B)		Additional Paid-in- Capital	Accumulated Deficit	Total
	Units	Amount		Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	925	$19,560	$(17,917)	—	$—	—	$—	—	$—	$—	$—	$1,643
Net loss from January 1, 2020 to November 13, 2020	—	(7,659)	—	—	—	—	—	—	—	—	—	(7,659)
Lease contributions	—	494	—	—	—	—	—	—	—	—	—	494
Subscriptions received	—	—	14,167	—	—	—	—	—	—	—	—	14,167
Equity-based compensation	—	1,024	—	—	—	—	—	—	—	—	—	1,024
Corporate Conversion	(925)	(13,419)	—	8,000,000	21,854	—	—	2,000,000	—	4,059	(12,494)	—
Lease contributions	—	—	—	—	—	—	—	—	—	45	—	45
Net loss from November 14, 2020 to December 31, 2020	—	—	—	—	—	—	—	—	—	—	(994)	(994)
Balance, December 31, 2020	—	$—	$(3,750)	8,000,000	$21,854	—	$—	2,000,000	$—	$4,104	$(13,488)	$8,720

Balance, December 31, 2020	—	$—	$(3,750)	8,000,000	$21,854	—	$—	2,000,000	$—	$4,104	$(13,488)	$8,720
Net loss	—	—	—	—	—	—	—	—	—	—	(38,488)	(38,488)
Lease contributions	—	—	—	—	—	—	—	—	—	547	—	547
Subscriptions received	—	—	3,750	—	—	—	—	—	—	—	—	3,750
Equity-based compensation	—	—	—	—	—	30,000	—	—	—	238	—	238
Issuance of shares for exercised stock options	—	—	—	—	—	208	—	—	—	—	—	—
Warrants Issued	—	—	—	—	—	—	—	—	—	13	—	13
Balance, December 31, 2021	—	$—	$—	8,000,000	$21,854	30,208	$—	2,000,000	$—	$4,902	$(51,976)	$(25,220)

See accompanying Notes to Consolidated Financial Statements

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(38,488)	$(8,653)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	98	1,074
Equity-based compensation	131	920
Change in fair value of convertible debentures	21,703	—
Contributions in the form of rent payments	547	539
Amortization of right-of-use asset	—	191
Accretion of operating lease liability	—	(172)
Accretion of interest earned on investment in convertible promissory note	(32)	(19)
Gain on termination of lease	—	(21)
Investment impairment	400	—
Other	14	—
Changes in operating assets and liabilities:
Supplies	(295)	—
Prepaid expenses and other current assets	111	(256)
Other assets	(2,488)	(244)
Reinsurance recoverables	305	—
Accounts payable	3,090	(37)
Accrued and other liabilities	154	(360)
Policy reserves	(305)	—
Net cash used in operating activities	(15,055)	(7,038)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(118)	(20)
Asset acquisition, net of cash acquired	(63)	—
Development of internal use software	(124)	—
Acquisition of convertible promissory note	(50)	(300)
Acquisition of equity securities	—	(100)
Net cash used in investing activities	(355)	(420)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of related party convertible debentures	3,250	—
Proceeds from issuance of convertible debentures	7,250	—
Offering costs related to issuance of convertible debentures	(107)	(25)
Proceeds received from subscription receivable	3,750	14,167
Net cash provided by financing activities	14,143	14,142
Net increase (decrease) in cash and cash equivalents	(1,267)	6,684
Cash and cash equivalents at beginning of period	8,123	1,439
Cash and cash equivalents at end of period	$6,856	$8,123

NONCASH INVESTING AND FINANCING ACTIVITIES:
Conversion of phantom share rights to stock options	$54	$—
Issuance of warrants	$1	$—
Capitalized equity-based compensation – internal use software and other assets	$(71)	$—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest, net of amounts capitalized	$1,131	$—

See accompanying Notes to Consolidated Financial Statements

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 1    DESCRIPTION OF BUSINESS

FOXO Technologies Inc. (“FOXO”) and its wholly-owned subsidiaries (collectively, the “Company”) is a leader in commercializing epigenetic biomarker technology to support groundbreaking scientific research and disruptive next-generation business initiatives. The Company applies automated machine learning and artificial intelligence technologies to discover epigenetic biomarkers of human health, wellness and aging. The Company has been building a life insurance business to support the commercial applications of its epigenetic biomarker underwriting technology and consumer engagement platform service business. On August 20, 2021, the Company completed its acquisition of Memorial Insurance Company of America (“MICOA”) and renamed it FOXO Life Insurance Company.

FOXO was formed as a limited liability company on November 11, 2019, following its separation (the “Separation”) from GWG Holdings, Inc. (the “Member”). FOXO was previously named InsurTech Holdings, LLC and FOXO BioScience LLC. On November 13, 2020, FOXO Bioscience LLC completed a conversion to a C Corporation (“Corporate Conversion”) and became FOXO. FOXO maintains two wholly-owned subsidiaries, FOXO Labs Inc. (“FOXO Labs”), formerly Life Epigenetics Inc., and FOXO Life, LLC, formerly youSurance General Agency, LLC. FOXO Labs also maintains a wholly-owned subsidiary, Scientific Testing Partners, LLC. FOXO Life Insurance Company is a wholly-owned subsidiary of FOXO Life, LLC.

The Company manages and reports results of operations for two reportable business segments: FOXO Life, the Company’s life insurance business operations, and FOXO Labs, the Company’s epigenetic biomarker technology business operations.

Note 2    LIQUIDITY AND MANAGEMENT’S PLAN

The Company’s history of losses requires management to critically assess its ability to continue operating as a going concern. For the year ended December 31, 2021, the Company incurred a net loss of $38,488. As of December 31, 2021, the Company’s accumulated deficit was $51,976. Cash used in operating activities for the year ended December 31, 2021 was $15,055. As of December 31, 2021, the Company had $1,856 of available cash and cash equivalents, excluding amounts held as statutory capital and surplus by FOXO Life Insurance Company.

The Company’s ability to continue as a going concern is dependent on generating revenue from the sale of its technology services, raising additional equity or debt capital, converting debt to equity, reducing losses and improving future cash flows. The Company will continue ongoing capital raise initiatives and has demonstrated previous success in raising capital to support its operations. For instance, the Company has entered into a non-binding letter of intent that could raise as much as $301,300, as disclosed below. However, the Company can provide no assurance that these actions will be successful or that additional sources of financing will be available on favorable terms, if at all. As such, until additional equity or debt capital is secured, there is substantial doubt about the Company’s ability to continue as a going concern for the one-year period following the issuance of these consolidated financial statements.

Letter of Intent

On August 6, 2021, the Company entered into a non-binding letter of intent (the “LOI”) with Delwinds Insurance Acquisition Corp., a Delaware special purpose acquisition company (the “SPAC”). Terms of the LOI include the SPAC acquiring 100% of the outstanding equity and equity equivalents of the Company. The transaction consideration would be paid by the SPAC through the issuance of shares of common stock of the SPAC to the holders of the Company’s outstanding equity and equity equivalents. Cash on the balance sheet of the surviving company at closing would include $201,300 of cash currently held in trust by the SPAC (subject to redemption by the public stockholders of the SPAC) and private placement equity proceeds of as much as $100,000. See Note 18 for additional information on the proposed transaction.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

EMERGING GROWTH COMPANY

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (the “Securities Act”) and as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult because of the potential differences in accounting standards used.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FOXO and its wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

CORPORATE CONVERSION

On November 13, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and was renamed FOXO Technologies Inc. In conjunction with this Corporate Conversion, (i) the membership interests of the Member converted into 8,000,000 shares of Series A preferred stock, par value $0.00001, convertible into shares of Class A common stock, par value $0.00001, at a per unit conversion price equal to the Original Issue Price (“OIP”) as described in Note 9 and defined in the Company’s certificate of incorporation; and (ii) the Manager’s Interests as defined in Note 8 converted into 2,000,000 shares of Class B common stock, par value $0.00001.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Management evaluates these estimates and judgments on an ongoing basis and bases its estimates on experience, current and expected future conditions, third-party evaluations and various other assumptions that management believes are reasonable under the circumstances. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized. All revisions to accounting estimates are recognized in the period in which the estimates are revised. A description of each critical estimate is incorporated within the discussion of the related accounting policies which follow.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value. At times, cash account balances may exceed insured limits. The Company has not experienced any losses related to such accounts and believes it is not exposed to any significant credit risk on its cash and cash equivalents.

PROPERTY AND EQUIPMENT, NET

Property and equipment is recorded at cost. The cost of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When property and equipment is sold or retired, the related cost and accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is included in the consolidated statements of operations as incurred. Property and equipment is presented net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally three years for computers and office equipment and seven years for furniture and fixtures. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the lease.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews its long-lived assets, including property and equipment and right-of-use assets, to determine potential impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be fully recoverable. Recoverability is measured by comparing the carrying amount of the asset group with the future undiscounted cash flows the assets are expected to generate. If such assets are considered impaired, an impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. Management determined that there was no impairment of long-lived assets as of December 31, 2021 and 2020.

INVESTMENTS

The Company’s investments do not have readily determinable fair values and consist of convertible promissory notes and membership interest units in privately held companies. These investments are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes. The Company regularly evaluates these investments to determine if there are indicators that the investment is impaired. For the year ended December 31, 2021, the Company recorded an impairment charge of $400 related to one of its investments as a result of the investee’s lack of success in raising additional capital along with its financial condition. As of December 31, 2021 and 2020, the carrying value of the investments was $100 and $419, respectively.

CAPITALIZED IMPLEMENTATION COSTS

The Company capitalizes certain development costs associated with internal use software and cloud computing arrangements incurred during the application development stage. The Company expenses costs associated with preliminary project phase activities, training, maintenance, and any post-implementation costs as incurred. Capitalized costs related to projects to develop internal use software are included within intangible assets on the consolidated balance sheets, while capitalized costs related to cloud computing arrangements are included within other assets on the consolidated balance sheets. Capitalized costs will be amortized on a straight-line basis once application development is complete based on the estimated life of the asset or the expected term of the contract, as applicable. Application development was ongoing as of December 31, 2021 for all such projects and thus no amortization has been recorded to date.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

DEBT

The Company issued convertible debentures to related and nonrelated parties, which included original issue discounts, conversion features and detachable warrants, as further discussed in Note 6 to these consolidated financial statements. The detachable warrants represent freestanding, separable equity-linked financial instruments recorded at fair value. The fair value of the detachable warrants is calculated using a Black-Scholes valuation model. The Company elected the fair value option for the convertible debt, which requires recognition at fair value upon issuance and on each balance sheet date thereafter. Changes in the estimated fair value are recognized as non-cash change in fair value of convertible debentures in the consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the issuance of the convertible debt were expensed and not deferred.

SUBSCRIPTION RECEIVABLE

The Company received an investment subscription as part of the Separation to fund operations of the Company. The scheduled subscription receivable continued unchanged with the Corporate Conversion. The Company recognizes the balance of contributions, which have not yet been received at the respective balance sheet date, as a subscription receivable. This receivable is recorded as a contra account within stockholders’ equity. For additional details surrounding subscription receivable balances as of the periods presented and contributions received as part of the investment subscription, refer to Note 8 of these consolidated financial statements.

REVENUE RECOGNITION

The Company’s revenues consist of royalties based on the Company’s epigenetic biomarker research, agents’ commissions earned on the sale, servicing and placement of life insurance policies, and epigenetic testing services sold primarily to research organizations. Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To recognize revenues, the Company applies the following five step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when a performance obligation is satisfied. The Company accounts for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company applies judgment in determining the customer’s ability and intention to pay based on a variety of factors including the customer’s historical payment experience. As of December 31, 2021 and 2020, the Company had no contract assets or liabilities related to revenue arrangements or transactions.

The following sets forth the revenue by source generated from services provided by the Company:

	2021	2020
Epigenetic biomarker royalties	$85	$13
Life insurance commissions	35	40
Epigenetic biomarker services	—	10
Total revenue	$120	$63

FOXO Labs — Epigenetic biomarker royalties

The Company has granted a license to Illumina, Inc. (“Ilumina”) for the exclusive right to manufacture and sell infinium mouse methylation arrays using the Company’s research on epigenetic biomarkers in exchange for a 5% royalty on global sales. Illumina provides reporting to the Company so that revenue can be properly recognized as the license is used. Revenue is recorded net as the Company is not considered the principal in the transaction. Epigenetic biomarker royalties are recorded with the FOXO Labs reportable segment.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

FOXO LIFE — Life insurance commissions

FOXO Life, LLC, currently an insurance agency, receives insurance commission revenue from the distribution and sale of life insurance policies based on a percentage of the premiums paid by its customers. These commission revenues are substantially recognized at a point in time on the effective date of the associated policies when control of the policy transfers to the client, as well as deferring certain revenues to reflect delivery of services over the contract period and are reported within the FOXO Life reportable segment. Commissions are fixed at the contract effective date and generally are based on a percentage of premiums for insurance coverage. Commission rates vary depending on a variety of factors, including the type of risk being placed, the particular underwriting enterprise’s demand, expected loss experience of the particular risk of coverage, and historical benchmarks surrounding the level of effort necessary for the Company to place and service the insurance contract.

The Company recognizes approximately 80% of commissions earned from the initial life insurance placement on the effective date of the underlying insurance contract. The amount of revenue recognized is based on costs to provide services up and through that effective date, including an appropriate estimate of profit margin on a portfolio basis (a practical expedient as defined in ASC 606, Revenue from Contracts with Customers). Based on the proportion of additional services provided in each period after the effective date of the insurance contract, including an appropriate estimate of profit margin, the Company recognizes approximately 15% of commission and fee revenues in the first three months, and the remaining 5% thereafter. These periods may be different than the underlying premium payment patterns of the insurance contracts, but the vast majority of services are fully provided within one year of the insurance contract effective date.

FOXO Labs — Epigenetic biomarker services

FOXO Labs receives epigenetic biomarker services revenue from the performance of lab services. The Company’s performance obligation is satisfied when the Company completes the epigenetic biomarker data analysis. At the completion of the biomarker testing, results are reviewed and released to the customer. The Company subsequently bills the organization for the epigenetic biomarker data based on the transaction price, which reflects the amount the Company has rights to under present contracts. Revenue is recognized and reported within the FOXO Labs reportable segment over the life of the contract as work is performed, as FOXO Labs has an enforceable right to payment as the performance is being completed. The Company elected the practical expedient to expense contract costs as incurred related to services provided because the contract term is less than one year.

EQUITY-BASED COMPENSATION

The Company measures all equity-based payments, including options, phantom share rights and profits interests to employees, service providers and nonemployee directors, using a fair-value based method. The cost of services received from employees and nonemployee directors in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date or reporting date, if required to be remeasured, and amortized on a straight-line basis over the requisite service period. The Black-Scholes valuation model requires the input of assumptions, including the exercise price, volatility, expected term, discount rate, and the fair value of the underlying stock on the date of grant. These inputs are provided at the grant date for an equity classified award and each measurement date for a liability classified award. See Note 11 for additional disclosures regarding the equity-based compensation program.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred. Research and development expenses consist primarily of personnel costs and related benefits, as well as costs for outside consultants and professional services.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

INCOME TAXES

Before the Corporate Conversion, in accordance with the generally accepted method of presenting limited liability company financial statements, the consolidated financial statements did not include the assets and liabilities of FOXO and FOXO Life, LLC’s members, including their obligation for income taxes on their distributive shares of the excess of revenue over expenses of each respective entity, nor a provision for income tax expense on the income of the limited liability companies. FOXO Labs is taxed as a C corporation and income taxes are accounted for under the asset and liability method. Effective upon the Corporate Conversion, the Company includes the assets and liabilities of all its subsidiaries within the tax provision.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company is required to analyze its filing positions open to review and believes all significant positions have a “more-likely-than-not” likelihood of being upheld based on their technical merit and accordingly the Company has not identified any unrecognized tax benefits.

NET LOSS PER SHARE

Basic net loss per share of common stock is calculated using the two-class method under which earnings are allocated to both Class A and Class B common stock. Basic and diluted net loss per Class A and Class B common stock is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The rights and privileges of each unitholder were essentially unchanged as a result of the Corporate Conversion. As a result, the Corporate Conversion has been shown retrospectively to show the share count on a comparable basis for the periods presented.

LEASES

The Company leased its office facilities under a sublease with the Member, and meets the requirements to account for this lease as an operating lease. For facility leases that contain rent escalations or rent concession provisions, the Company records its lease expense on a straight-line basis over the term of the lease.

Upon adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASC 842”), as described below under Recently Adopted Accounting Pronouncements, on January 1, 2019, the Company determined if an arrangement is a lease, or contains a lease, at inception.

ASC 842 provided for a package of three optional transition practical expedients which the Company chose to elect. In summary, these include: (i) whether expired or existing contracts contain a lease under the new definition of a lease; (ii) lease classification for expired or existing leases; and (iii) whether previously capitalized initial direct costs would qualify for capitalization under ASC 842.

ROU assets and lease liabilities are recognized based on the present value of the future lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

The ROU asset also includes any lease payments made to the lessor at or before the commencement date, minus lease incentives received, and initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For lease agreements entered into or reassessed after the adoption of ASC 842, the Company separates lease and non-lease components.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASSET ACQUISITIONS

The Company follows the guidance in ASC 805, Business Combinations for determining the appropriate accounting treatment for asset acquisitions. When an acquisition does not meet the definition of a business combination because either: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identified assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, the company accounts for the acquisition as an asset acquisition and goodwill is not recognized. The cost of the acquisition includes the fair value of consideration transferred and direct transaction costs attributable to the acquisition. Any excess cost over the fair value of the net assets acquired is allocated to the assets acquired based on their relative fair value; however, no excess acquisition cost is allocated to non-qualifying assets including financial assets or indefinite-lived intangible assets subject to fair value impairment testing.

REINSURANCE

The Company is subject to a 100% coinsurance agreement with the seller of MICOA, Security National Life Insurance Company, which is discussed further in Note 13. The amounts reported in the consolidated balance sheets as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Management believes reinsurance recoverables are appropriately established. Reinsurance premiums are reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. The Company regularly evaluates the financial condition of the reinsurer and establishes allowances for uncollectible reinsurance recoverables as appropriate.

Revenues on traditional life insurance products subject to this reinsurance agreement consist of direct premiums reported as earned when due. Premium income includes premiums on reinsured policies and is reduced by premiums ceded. Expenses under the reinsurance agreement are also reduced by the amount ceded.

POLICY RESERVES

The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period. Liabilities for future policy benefits of traditional life insurance have been computed by using a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables. Annuity liabilities are primarily associated with deferred annuity contracts. The deferred annuity contracts credit interest based on a fixed rate. Liabilities for deferred annuities are included without reduction for potential surrender charges. The liability is equal to accumulated deposits, plus interest credited, less policyholder withdrawals. Reserving assumptions for interest rates, mortality and expense are “locked in” upon the acquisition date for traditional life insurance contracts; significant changes in experience or assumptions may require the Company to provide for extended future losses by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

MEASUREMENT OF CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company estimated a possible allowance for credit losses for reinsurance recoverables. Management performed a quantitative analysis using a rating-based method to estimate expected credit losses for reinsurance recoverables. Under this model, the current expected credit losses allowance considers the credit quality of the reinsurance counterparty and is generally determined based on the probability of default and loss given default assumptions, after considering any applicable collateral arrangements. Any additions to or releases to a potential allowance would be reported net within reinsurance recoverables in the consolidated balance sheets. See Note 13 for additional information on the reinsurance agreement.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 provides updated guidance related to the accounting for credit losses for financial instruments. The amended guidance applies a new credit loss model (current expected credit losses or “CECL”) for determining credit-related impairments for financial instruments measured at amortized cost (e.g., reinsurance recoverables) and requires an entity to estimate the credit losses expected over the life of an exposure or pool of exposures. The estimate of expected credit losses should consider historical information, current information, as well as reasonable and supportable forecasts, including estimates of prepayments. The expected credit losses, and subsequent adjustments to such losses, will be recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the consolidated balance sheets at the amount expected to be collected. ASU 2016-13 also amends the current other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The amended guidance was effective for reporting periods beginning after December 15, 2022. The Company early adopted ASU 2016-13 effective January 1, 2021 and it did not have a material impact on the Company’s results of operations, financial position and liquidity as it primarily impacted the Company’s allowance associated with reinsurance recoverables, which is with one counterparty.

In August 2018, the FASB issued ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts (“ASU 2018-12”). ASU 2018-12 requires periodic reassessment of actuarial and discount rate assumptions used in the valuation of policyholder liabilities and deferred acquisition costs arising from the issuance of long-duration insurance and reinsurance contracts, with the effects of the changes in cash flow assumptions reflected in earnings and the effects of changes in discount rate assumptions reflected in other comprehensive income. Under current accounting guidance, the actuarial and discount rate assumptions are set at the contract inception date and not subsequently changed, except in limited circumstances. Additionally, ASU 2018-12 requires new financial statement disclosures. Subsequent to the issuance of ASU 2018-12, the FASB issued ASU 2019-09, Financial Services-Insurance (Topic 944): Effective Date, and ASU 2020-11, Financial Services-Insurance (Topic 944): Effective Date and Early Adoption, both of which pushed back the effective date of ASU 2018-12. The amended guidance will be applicable for fiscal years beginning after December 15, 2024 and the Company is currently assessing the impact this amended guidance will have on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. This amended guidance will be effective for public entities for interim and annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently assessing the impact this amended guidance will have on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. ASU 2020-06 also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This amended guidance is effective for public and private companies for fiscal years beginning after December 15, 2021, and December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted the amended guidance prospectively effective January 1, 2021. The impact is not material to the Company’s results of operations or financial position as the Company had no debt prior to the issuance of convertible debentures in 2021.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 4    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	2021	2020
Leasehold improvements	$1,522	$1,522
Office equipment	622	504
Furniture and fixtures	257	257
Property and equipment, gross	2,401	2,283
Accumulated depreciation	(2,214)	(2,116)
Property and equipment, net	$187	$167

Depreciation expense was $98 and $1,074 for the years ended December 31, 2021 and 2020, respectively. In 2020, the Company revised an estimate of the useful life of its leasehold improvements as a result of changes to the term of its lease resulting in an incremental $805 of depreciation expense as well as a $(0.40) impact on net loss per Class B common stock, basic and diluted for the year ended December 31, 2020. See Note 7 for additional information.

Note 5    INTANGIBLE ASSETS AND OTHER ASSETS

	2021	2020
Insurance license	$63	$—
Longevity report	75	—
Underwriting API	53	—
Intangible assets	$191	$—

The acquisition of MICOA was accounted for as an asset acquisition and an indefinite-lived insurance license intangible asset was recognized for $63. As this intangible asset has been deemed to have an indefinite life, the asset is not subject to amortization, but is assessed for impairment annually, unless conditions arise that necessitate more frequent evaluation. See Note 13 for additional information.

During the year ended December 31, 2021, the Company began developing internal use software related to the development of a longevity report and underwriting application programming interface (“API”). The Company has capitalized costs incurred during the application development stage. Once completed, the Company has determined that these intangible assets will have a finite life. Application development on these projects is ongoing as of December 31, 2021. Amortization will be recorded on a straight-line basis when application development is complete.

	2021	2020
Digital insurance platform	$1,980	$244
Health study tool	765	—
Other assets	$2,745	$244

The Company entered into a cloud computing arrangement to develop a digital insurance platform and health study tool. Costs related to the application development phase are included in other assets. As of December 31, 2021, the application development phase remains ongoing for the digital insurance platform and health study tool and amortization will be recorded on a straight-line basis over the expected term of the contract when application development is complete.

The Company’s internal use software and cloud computing arrangements, including the longevity report, underwriting API, digital insurance platform and health study tool, include amounts capitalized for interest and equity-based compensation of $119 and $17, respectively for the year ended December 31, 2021.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 6    CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS

Convertible Debentures

During the first quarter of 2021, the Company entered into separate Securities Purchase Agreements with accredited investors (the “2021 Bridge Investors”), pursuant to which the Company issued its 12.5% Original Issue Discount Convertible Debentures for $11,812 in aggregate principal (“2021 Convertible Debentures”). The Company received net proceeds of $9,612 from the sale of the 2021 Convertible Debentures, after an original issue discount (“OID”) of 12.5% and deducting fees and expenses of $888. The 2021 Convertible Debentures were executed in three tranches, with $7,883 in aggregate principal issued on January 25, 2021, $3,367 in aggregate principal issued on February 23, 2021, and $562 in aggregate principal issued on March 4, 2021. Convertible debentures for $3,656 in aggregate principal that were issued on January 25, 2021 to the Company’s Chief Executive Officer, Chief Operating Officer, and to an individual who provides legal counsel to the Company have been presented as related party debt.

The 2021 Convertible Debentures mature twelve months from the initial issuance dates, bear interest at a rate of 12% per annum and require interest only payments on a quarterly basis. The Company has the right to extend the maturity date for each issuance for an additional three-month period and incur an extension amount rate of 110% of the outstanding balance. The Company also has the option to prepay the 2021 Convertible Debentures at an amount equal to 120% of the outstanding balance if done within 365 days of issuance or 130% of the outstanding balance if prepayment occurs during the extension period. The 2021 Convertible Debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock at the option of the holder at a price per share equal to OIP and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock upon FOXO consummating an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000 at a price per share equal to the lower of (a) 70% of the offering price per share or (b) OIP.

The Company elected the fair value option to account for the 2021 Convertible Debentures. The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. The Company elected the fair value option to better depict the ultimate liability associated with the 2021 Convertible Debentures, including all features and embedded derivatives in the Securities Purchase Agreements. The 2021 Convertible Debentures accounted for under the fair value option election represent debt host financial instruments containing certain embedded features that would otherwise be required to be bifurcated from the debt host and recognized as separate derivative liabilities subject to initial and subsequent periodic fair value measurement in accordance with U.S. GAAP. When the fair value option election is applied to financial liabilities, bifurcation of embedded derivatives is not required, and the financial liability in totality is recorded at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis as of each balance sheet date thereafter. Upon remeasurement, the portion of a change in estimated fair value attributable to a change in instrument-specific credit risk is recognized as a component of other comprehensive income (loss) and the remaining amount of a change in estimated fair value is to be recognized in the consolidated statements of operations.

The Company recorded the 2021 Convertible Debentures at an issuance-date fair value of $10,500. As of December 31, 2021, the estimated fair value of the 2021 Convertible Debentures was $32,203. None of the change in estimated fair value of the 2021 Convertible Debentures from issuance to December 31, 2021, or $21,703, was deemed to be attributable to instrument-specific credit risk and thus the full amount of such change was recognized in the consolidated statements of operations. As a result of electing the fair value option, direct costs and fees related to the 2021 Convertible Debentures were expensed and not deferred. The fair value of the 2021 Convertible Debentures was estimated using a Monte Carlo simulation, which incorporates significant unobservable inputs such as the likelihood of term extension and voluntary or mandatory conversion. As of December 31, 2021, given the LOI signed with the SPAC on August 6, 2021, the likelihood of voluntary or mandatory conversion at or above OIP was very high, which caused a notable increase in the estimated fair value given the favorability of such a conversion to holders of the 2021 Convertible Debentures. Additional inputs used in the fair value measurement of the 2021 Convertible Debentures include:

Input	December 31, 2021
Implied borrowing rate	52.0%
Annualized volatility	68.6%

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 6    CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS (cont.)

During the year ended December 31, 2021, the Company recognized contractual interest expense of $1,284 on the 2021 Convertible Debentures, comprised of $410 for related party holders and $874 for nonrelated party holders.

Each issuance included detachable warrants for the right to purchase up to a total of 3,281,250 shares of the Company’s Class A common stock. An additional 253,476 detachable warrants were issued to the underwriter of the issuance of the 2021 Convertible Debentures. The warrants are exercisable over a three-year period from issuance and can be exercised at a price per share equal to (i) the offering price per share in an offering consistent with the terms in the 2021 Convertible Debentures or (ii) OIP. The warrants are also subject to price protection should equity be issued at a price lower than the price at which the warrants can be exercised.

The Company concluded the detachable warrants represent freestanding equity-linked financial instruments to be recorded at their fair value on each respective issuance date. The fair value of the detachable warrants was determined using a Black-Scholes valuation model with the following assumptions:

Expected term (in years)	3 years
Expected volatility	87.2% – 89.0%
Risk-free interest rate	0.17% – 0.32%
Expected dividend yield	0%

Fair Value Measurements

The Company categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Estimates of fair value for financial assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value, and requires certain disclosures. The framework discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:    Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.

The 2021 Convertible Debentures are measured at fair value on a recurring basis given the Company’s election of the fair value option for measuring such liabilities. The fair value of the 2021 Convertible Debentures is determined based on significant unobservable inputs including the likelihood of term extension and voluntary or mandatory conversion, which causes them to be classified as a Level 3 measurement within the fair value hierarchy. The recorded fair value of the 2021 Convertible Debentures and the change in fair value recorded in the consolidated statements of operations could change materially if differing inputs and assumptions were to be utilized. However, the valuations used assumptions and estimates the Company believes would be made by a market participant in making the same valuations as of the issuance date and each subsequent reporting period.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 6    CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS (cont.)

The following table presents, by level within the fair value hierarchy, the Company’s financial liabilities that are measured at fair value on a recurring basis as of December 31, 2021, according to the valuation technique utilized to determine their fair values:

	Fair Value Measurements Using Inputs Considered as:
December 31, 2021	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Convertible debentures	$32,203	$—	$—	$32,203
Total liabilities	$32,203	$—	$—	$32,203

Note 7    LEASES

At Separation, the Company entered into an agreement (“Operating Agreement”) with the Member that allowed the Company to remain in its current office space in Minneapolis through June 30, 2020 on a rent-free basis, and then subsequently for credit to the Member’s capital account. The agreement also included an option to extend the agreement to October 2025. In June 2020, the Company exercised the option to remain through the extended term.

As part of the Corporate Conversion, the Company continued occupying the Minneapolis office but under a license from the Member at no cost or expense with the right to use and occupy the leased premises until expiration of the current lease term. This granting of the licensing right to use and occupy the leased premises at no cost effectively terminated the office space agreement and terminated the lease for accounting purposes. The Company is required to abide by all terms and conditions applicable to use and occupy the premises. Either party may, for any reason and upon thirty (30) days written notice, terminate this license after which the Company must vacate the premises no later than the termination date contained in the notice. The Company recorded the termination of the lease by removing the $1,215 right-of-use asset and $1,236 lease liability and recording a gain of $21 for the difference. Additionally, the Company revised the estimated life of its leasehold improvements to match the remaining term of the office space and termination provision. For the rent-free period prior to June 30, 2020 and after the Corporate Conversion, the Company considered these deemed capital contributions from the Member and credits to the Member’s capital account. These deemed capital contributions from the Member are not considered part of the Member’s liquidation preference obtained through the Series A preferred stock; however, the $224 of rent between June 30, 2020 and the Corporate Conversion was considered a capital contribution and part of the Member’s liquidation preference. See Note 9 for additional information.

The following are the lease costs recorded as a component of selling, general, and administrative expenses:

	2021	2020
Operating lease expense	$286	$298
Variable lease expense	263	263
Total lease expense	$549	$561

Note 8    RELATED PARTY TRANSACTIONS

To affect the Separation, the Member and FOXO entered into an Operating Agreement that provides for the respective rights, obligations and interests of the parties to each other and the terms and conditions on which FOXO will conduct its business. The Operating Agreement provides for:

•        Initial capital contributions,

•        Additional cash capital contributions,

•        Percentage interests of the Company, and

•        Agreement to allow the Company to remain in its current leased premises in Minneapolis, MN.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 8    RELATED PARTY TRANSACTIONS (cont.)

Pursuant to the Operating Agreement, the Member contributed to the Company: (i) the capital stock and membership interests of its wholly-owned subsidiaries and all related intellectual property, (ii) office equipment & other assets, and (iii) $1,250 in cash, which represented initial capital contributions to the Company (the “Initial Capital Contributions”). 925 membership units were issued to the Member in exchange for such Initial Capital Contributions and were issued at a price equal to $10,000 per unit. Additionally, an equity interest was granted at Separation in the form of a 20% profits interest after capital accounts are reduced to zero (“Manager’s Interests”). The Manager’s Interests were determined to be equity classified for accounting purposes.

Pursuant to the Operating Agreement, the Member made the following additional capital contributions to the Company: (i) $1,250 on January 2, 2020, (ii) $2,500 on each March 31, 2020, June 30, 2020, and September 30, 2020, and (iii) $417 per month for each of the twenty-four (24) months following the Separation. The Company initially recorded the total cash capital contributions of $20,000 as a subscription receivable within the member’s equity section of the consolidated balance sheets. After the Corporate Conversion, the subscription receivable was recorded within the stockholders’ equity section of the consolidated balance sheets and had a balance of $0 and $3,750 as of December 31, 2021 and 2020, respectively. Additionally, the membership units and Manager’s Interests were converted into Series A preferred stock and Class B common stock, respectively.

The Company subleases its office space from the Member, as discussed in Note 7. The Member pays all lease costs, including common area maintenance and other property management fees, on the Company’s behalf. These payments are treated as additional capital contributions.

During 2019, the Company was in arbitration with a former employee. The Operating Agreement specified that upon resolution of that arbitration, the Member would pay all such resolution costs and expenses, and half of the settlement shall be deemed an additional capital contribution to the Company. As part of the Corporate Conversion, the Company’s half of the settlement was included as part of OIP as discussed in Note 9.

There are related party borrowings which are described in more detail in Note 6.

Note 9    STOCKHOLDERS’ AND MEMBERS’ EQUITY

Prior to the Corporate Conversion, the Company was authorized to issue members units, of which 925 were issued and outstanding prior to the Corporate Conversion. All members have rights to give prior approval to certain major decisions. All member units were returned as a result of the Corporate Conversion.

In November 2020, the Company converted from a limited liability corporation to a C corporation (see Note 3). Upon completing the Corporate Conversion, the Company had authority to issue 1,000,000,000 shares consisting of 800,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock, 10,000,000 shares of Series A preferred stock, and 90,000,000 shares of undesignated preferred stock, all with a par value of $0.00001 per share.

The rights of the holders of Class A common stock and Class B common stock are identical except for voting rights and conversion. Each share of Class A common stock is entitled to one vote and is not convertible into any other shares of capital stock. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock.

The Company evaluated the Series A preferred stock for liability or equity classification in accordance with the provisions of ASC 480, Distinguishing Liabilities from Equity, and determined that equity treatment was appropriate as the Series A preferred stock does not meet the definition of a liability instrument defined thereunder for convertible instruments. Specifically, the Series A preferred stock is not mandatorily redeemable and does not embody an obligation to buy back the shares outside of the Company’s control in a manner that could require the transfer of assets. Additionally, based on the guidance in ASC 480, the Company determined that the Series A preferred stock

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 9    STOCKHOLDERS’ AND MEMBERS’ EQUITY (cont.)

would be recorded as permanent rather than temporary equity as the holders of equally and more subordinated equity would be entitled to also receive the same form of consideration upon the occurrence of the event that gives rise to the redemption or events of redemption that are within the control of the Company.

The holders of Series A preferred stock have the following rights and preferences:

Dividend Rights

While the Series A preferred stock is outstanding, dividends are not permitted for other outstanding classes of stock. Additionally, other classes of stock may not be repurchased or redeemed by the Company.

Voting Rights

Holders are entitled to the number of votes equal to the number of shares of Class A common stock into which such shares of Series A preferred stock could be converted.

Original Issue Price

The OIP of the Series A preferred stock is equal to the sum of: (i) the Member’s Initial Capital Contributions of stock, office equipment and other assets with an assigned value of $8,000; (ii) payments made on the subscription receivable of $20,000; (iii) lease capital contributions (“Rent Credit”) of $224; and (iv) 50% of the expenses and arbitration settlement of a former employee (the “Settlement”) divided by 8,000,000 shares of Series A preferred stock. The Settlement has been resolved and the OIP was calculated to be $3.61 per share.

Liquidation Preference

Preferred stock is entitled to receive, in preference to any distributions to common stockholders, an amount per share of Series A preferred stock equal to the OIP.

If, upon any such liquidation, dissolution or winding up of the Company, the assets of the Company shall be insufficient to pay the holders of shares of the Series A preferred stock the amount required as noted above, then such assets (or consideration) of the Company shall be distributed ratably to holders of the shares of the Series A preferred stock in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. As of December 31, 2021, the Series A preferred stock has a liquidation preference of $28,927. This amount has been finalized with the resolution of OIP and completion of payments on the Subscription Receivable.

Conversion

Each share of Series A preferred stock automatically converts to Class A common stock (i) immediately prior to the completion of a business combination with a special purpose acquisition company or (ii) an initial public offering of at least $20,000 on a national stock exchange. A conversion at OIP results in the Series A preferred stock converting to Class A common stock at a rate of one-to-one while an offering price below OIP results in the Series A preferred stock converting to Class A common stock based on the ratio of OIP to the offering price.

Redemption

The Company is not obligated to redeem or repurchase any shares of Series A preferred stock.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 10    NET LOSS PER SHARE

Basic and diluted net loss per Class A and B common stock was calculated as follows for the year ended December 31, 2021 (shares in thousands):

	2021
	Class A	Class B
Allocation of undistributed earnings	$(368)	$(38,120)
Weighted average number of shares outstanding, basic and diluted	19	2,000
Basic and diluted net loss per share of Class A and Class B common stock	$(19.06)	$(19.06)

In 2020, the Company completed a Corporate Conversion. The rights and privileges of each unitholder were essentially unchanged as a result of the Corporate Conversion. The Corporate Conversion has been shown retrospectively to show the share count on a comparable basis for the periods presented. No Class A common stock was outstanding until the second quarter of 2021 and is therefore not included below (shares in thousands).

2020
Net loss	$(8,653)
Weighted average number of Class B common shares outstanding, basic and diluted	2,000
Basic and diluted net loss per share of Class B common stock	$(4.33)

The following Class A common stock equivalents have been excluded from the computation of diluted net loss per common share as the effect would be antidilutive and reduce the net loss per common stock (shares in thousands):

	2021	2020
Series A preferred stock	8,000	8,000
Convertible debentures	3,272	—
Total warrants	3,535	—
Total stock options	4,877	—
Total antidilutive shares	19,684	8,000

Note 11    EQUITY-BASED COMPENSATION

Phantom Share Rights and Profits Interests

The Company grants equity-based incentive awards to attract, retain, incentivize, and reward qualified employees, nonemployee directors and consultants, and to align their financial interests with those of the Company’s stockholders. Prior to the Corporate Conversion in November 2020, awards were provided under the Operating Agreement. These equity-based compensation awards were in the form of phantom share rights and profits interests agreements.

The phantom share rights agreements granted the right to receive payments upon redemption of the phantom share rights based on the holder’s pro-rata share of ownership of common shares and the business value growth of the Company. The holder’s phantom share rights vested monthly over the term of five years with the vesting date measured as of the start date of employment with the Company. In the event of termination within the first 18 months of the awards, 50% of the vested award would be clawed back and forfeited. At the conclusion of the term of the agreement, the Company had the option to settle these rights in cash or in stock. Stock may only be used to settle the phantom share rights if the stock is publicly listed. As such, these awards are considered to be liability classified. If settled in cash, the Company could do so by making equal quarterly payments over a 3-year period. The phantom share rights were granted before the Separation, but are considered liabilities of the Company. The outstanding phantom share rights were replaced with stock options in 2021.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 11    EQUITY-BASED COMPENSATION (cont.)

The 2020 profits interests agreements granted member units that were intended to constitute profits interests in the Company and provided for pro-rata gain in the business value growth of the Company through participation in distributions from the Company to its members. The units vested over a three-year period, did not have an expiration term and had an exercise price of zero. In the event of the grantee’s termination, the Company had an irrevocable option to repurchase the outstanding unvested profits interests. The Company determined the profits interests were equity classified for accounting purposes. As part of the Corporate Conversion, the profits interests were cancelled and intended to convert into option grants for Class A common stock. Because the option grants were not completed concurrently with the cancellation of the profits interests and all remaining unrecognized compensation cost was accelerated and recognized during the year ended December 31, 2020.

	Phantom Share Rights
	Rights	Weighted- Average Remaining Contract Term	Profits Interests Units
Outstanding as of December 31, 2019	50	3.4 years	—
Granted	—		165
Exercised	—		—
Forfeited	—		(165)
Outstanding as of December 31, 2020	50	2.4 years	—
Exercisable as of December 31, 2020	26	2.4 years	—

Outstanding as of December 31, 2020	50	2.4 years	—
Granted	—		—
Exercised	—		—
Forfeited	(50)		—
Outstanding at December 31, 2021	—	—	—

The fair value of the phantom share rights as of December 31, 2020 and the profits interests issued during the year ended December 31, 2020 were determined using a Black-Scholes valuation model with the following assumptions:

As of and for the year ended December 31, 2020
	Phantom Share Rights	Profits Interests Units
Expected term (years)	2.0 – 2.6 years	2.3 – 2.7 years
Expected volatility	90.3% – 95.5%	77.6% – 100.9%
Risk-free interest rate	.13% – .16%	.18% – .24%
Expected dividend yield	0%	0%

Expected Term:    The expected term of the phantom share rights represents the time that they are expected to be outstanding based on the vesting term of 5 years as specified in the award agreement. For purposes of valuing these awards as of December 31, 2020, the Company reduced the term by the amount of time that had passed since grant. The expected term of the profits interests agreements are based on the vesting term of 3 years as specified in the award agreement as the expected time until a potential liquidity event was shorter than the vesting of the profits interests.

Expected Volatility:    The Company used volatilities determined from the stock price of peer companies for a period commensurate with the expected term. The volatilities of the peer companies were weighted towards the peer companies with sufficient historical data. To determine the peer companies, the Company considered the industry and stage of development.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 11    EQUITY-BASED COMPENSATION (cont.)

Risk-Free Interest Rate:    The risk-free rate assumption was calculated based on U.S. Treasury instruments with a term consistent with the expected terms of these awards at each measurement date.

Dividend Yield:    The Company has not paid and does not anticipate paying any dividends in the near future. The Company estimated the dividend yield to be zero on these awards.

The Company accounts for forfeitures as they occur.

The grant date fair value of the profits interests was $1,024. As of December 31, 2021, there was no total unrecognized compensation expense related to the 2020 profits interests due to their cancellation. The phantom share rights are recorded at fair value as a deferred compensation liability in the consolidated balance sheets. As of December 31, 2020, the phantom share rights had a fair value of $90. As of December 31, 2021, there was no liability or total unrecognized compensation expense related to the 2020 phantom share rights due to their replacement with stock options.

Stock Options

After the Corporate Conversion, the Company formally adopted its 2020 Stock Incentive Plan (the “Plan”) to attract, retain, incentivize, and reward qualified employees, nonemployee directors and consultants, and to align their financial interests with those of the Company’s stockholders. The Plan authorized 7,000,000 shares of Class A common stock for issuance under the Plan. As of December 31, 2021, the Company had issued 4,876,628 stock options and 30,000 shares of restricted stock, both in the form of Class A common stock. All such grants under the Plan were completed during the year ended December 31, 2021. The stock options were issued (i) as a replacement for outstanding phantom share rights and previously cancelled profits interests, (ii) as a bonus for periods prior to the issuance of stock options, (iii) as part of the Company’s regular review cycle that occurs twice annually, and (iv) as other incentives. Stock options were primarily granted in April and August of 2021. Upon execution of the stock option agreements, the Company no longer had outstanding phantom share rights. The deferred compensation liability of $54 associated with the phantom share rights was reclassified to additional paid-in capital in the consolidated balance sheets as the options are equity classified in accordance with accounting standards codification guidance.

The stock options granted vest monthly over a three-year period, have a 5-year term, and an exercise price of $3.78. For the issuance of options related to prior periods, the vesting period is considered to have started when the Company and option holder had a mutual understanding that an award was to be issued; however, the grant date and fair value are based on (i) when there is a mutual understanding of key terms, (ii) the Company is contingently obligated to issue the options, and (iii) the option holder begins to benefit or be adversely impacted by changes in the Company’s stock price. Accordingly, the Company has determined the date the stock option agreements were executed to be the grant date for these options and the date on which to measure the awards at fair value. The attribution of expense for the stock options is recognized from the grant date over the remaining service period while considering the portion of stock compensation expense that is legally vested. The Company accounts for forfeitures as they occur. At the first vesting period, the Company recognized stock compensation expense so that stock compensation expense equaled the vested portion of stock options. The remaining expense is recognized over the service period.

The following table summarizes stock option activity under the Plan for the year ended December 31, 2021:

	Stock Option Awards	Weighted-Average Exercise Price	Average Remaining Life (Years)	Aggregate Intrinsic Value
Beginning of year	—	$—
Granted	4,876,628	$3.78
Exercised	(208)	$3.78
Forfeited	(7,019)	$3.78
End of year	4,869,401	$3.78	4.25	$26,149
Exercisable at end of year	3,192,905	$3.78	4.22	$17,146

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 11    EQUITY-BASED COMPENSATION (cont.)

The fair value of each stock option is estimated using a Black-Scholes valuation model while considering the respective rights of each type of stockholder. The table below illustrates the weighted-average valuation assumptions used for stock options granted during the year ended December 31, 2021:

Stock Options
Expected term (years)	2.3
Expected volatility	94.3%
Risk-free interest rate	0.24%
Expected dividend yield	0%
Per-share weighted average grant date fair value	$0.34

Expected Term:    The expected term of the stock options was calculated using the simplified method as the Company does not have entity-specific information with which to develop an estimate and exercise data from comparable companies is not readily available. The stock options granted in April were estimated to have a term of 2.2 years while the stock options granted in August were estimated to have a term of 3.3 years.

Expected Volatility:    The Company used an average of the volatilities determined from the stock price of peer companies for a period commensurate with the expected term.

Risk-Free Interest Rate:    The risk-free rate assumption is calculated based on U.S. Treasury instruments with a term consistent with the expected terms of these awards at time of grant.

Dividend Yield:    The Company has not paid and does not anticipate paying any dividends in the near future. The Company estimated the dividend yield to be zero on these awards.

The fair value for restricted stock awards is calculated based on the stock price at the date of grant. Compensation expense associated with unvested restricted stock is recognized on a straight-line basis over the vesting period. The restricted stock was issued during the year ended December 31, 2021 and vested immediately. The fair value and compensation expense related to these awards was not material to the Company’s consolidated financial statements.

Equity-based compensation expense was recorded in the following expense categories within the consolidated statements of operations consistent with the manner in which the respective employee or service provider’s related cash compensation was recorded:

	2021	2020
Research and development	$(19)	$(104)
Selling, general and administrative	150	1,024
Total equity-based compensation expense	$131	$920

The Company recognized a deferred compensation liability associated with the phantom equity and remeasured these units on a quarterly basis. The equity-based compensation expense recorded within research and development includes remeasurements related to the phantom equity, and unfavorable remeasurements resulted in a cumulative reduction in expense during the periods presented. As of December 31, 2021, there was $1,437 of total unrecognized compensation cost related to unvested stock options that is expected to be recognized over a weighted-average period of 2.7 years.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 12    INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company did not record a provision for income taxes.

	2021	2020
Deferred provision – federal	$3,372	$498
Deferred provision – state	1,613	231
	4,985	729
Net change to valuation allowance	(4,985)	(729)
Total provision for income taxes	$—	$—

A reconciliation of income taxes at the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Statutory U.S. tax rate	21.0%	21.0%
State taxes, net of federal benefit	7.0	7.0
Equity-based compensation	(0.1)	(3.3)
Tax effects of pass-through entities	—	(16.4)
Fair value adjustments on convertible debentures	(14.9)	—
Other	—	0.1
Valuation allowance	(13.0)	(8.4)
Effective tax rate	—%	—%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the net deferred tax asset were as follows:

	2021	2020
Deferred tax assets:
Accrued compensation	$38	$54
Net operating loss carryforwards	7,885	2,874
Property and equipment	130	125
Issuance fees on convertible debentures	25	—
Gross deferred tax assets	8,078	3,053
Valuation allowance	(8,027)	(3,043)
Total deferred tax assets	51	10
Deferred tax liabilities:
Prepaid expenses	(51)	(10)
Deferred tax liabilities	(51)	(10)
Net deferred tax asset	$—	$—

As of December 31, 2021 and 2020, the Company recorded a full valuation allowance to offset net deferred tax assets as the Company believes it is not more likely than not that the net deferred tax assets will be fully realizable. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company’s ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance as of December 31, 2021 and 2020.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 12    INCOME TAXES (cont.)

As of December 31, 2021, the Company had accumulated federal losses for tax purposes of $30,154, which can be offset against future taxable income. Of this federal net loss carryforward, $1,642 in losses will begin to expire in 2036 and $28,512 in losses can be carried forward indefinitely. As of December 31, 2021, the Company had net accumulated state losses for tax purposes of $21,664, which will begin to expire in 2033. Net operating losses are not limited by Internal Revenue Code Section 382 limits as a more than 50% ownership change has not occurred.

Note 13    FOXO LIFE INSURANCE COMPANY

Acquisition

The Company completed its acquisition of MICOA on August 20, 2021. The acquisition was accounted for as an asset acquisition as MICOA did not have inputs (employees) to create outputs. Purchase consideration for the acquisition of MICOA totaled $1,155, which included an indefinite-lived insurance license intangible asset recorded at a fair value of $63 and cash of $1,092. The Company fair valued reinsurance recoverables and policy reserves as part of the acquisition.

The existing statutory capital and surplus of $1,092 remains with MICOA post-acquisition. As part of the transaction, the former owners of MICOA continue to administer and 100% reinsure all policies outstanding as of the acquisition date. The Company has not issued any new insurance policies since the acquisition and all premiums, reinsurance recoverables, and policy reserves relate to the 100% reinsured business. For ceded reinsurance transactions, the Company remains liable in the event the reinsuring company is unable to meet its obligations under the reinsurance agreement. Further, the reinsurer is required to maintain accreditation from all applicable state insurance regulators so the Company may obtain full credit for the reinsurance agreement. If the reinsurer is unable to meet this obligation, they are required to compensate the Company so that the Company can take full credit for the reinsurance. As of December 31, 2021, the Company has determined there is a remote probability the reinsurer would fail to meet its obligations and any allowance would be immaterial. The policy reserves of $19,463 on the consolidated balance sheets represent the benefits and claims reserves ceded as part of the acquisition. Additionally, the consolidated statements of operations includes both $108 of earned and ceded premiums as well as $523 of claims incurred and ceded. MICOA has been renamed FOXO Life Insurance Company.

Statutory Capital and Surplus

The approval granted by the Arkansas Insurance Department to the Company to acquire MICOA requires the Company to maintain statutory capital and surplus of no less than $5,000 and a risk-based capital ratio of 301% or greater. As of December 31, 2021, FOXO Life Insurance Company had statutory capital and surplus of $5,000, which included $100 of cash maintained in a trust account at First Horizon Advisors, as required by the State of Arkansas, as well as $4,900 in additional statutory capital and surplus held in cash and cash equivalents. The statutory capital and surplus for FOXO Life Insurance Company exceeded the minimum risk-based capital requirements for the year ended December 31, 2021.

Statutory Net Loss

FOXO Life Insurance Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arkansas Insurance Department. Statutory accounting practices primarily differ from U.S. GAAP in that policy acquisition costs are to be expensed as incurred, future policy benefit liabilities are to be established using different actuarial assumptions, and the accounting for investments in certain assets and deferred taxes are stated on a different basis. FOXO Life Insurance Company did not issue any policies after the acquisition. Additionally, MICOA did not issue any policies in 2021 before the acquisition and its policies were separately 100% reinsured by the seller, Security National Life Insurance Company. The operations of FOXO

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 13    FOXO LIFE INSURANCE COMPANY (cont.)

Life Insurance Company are included in the Company’s consolidated financial statements from the acquisition date in accordance with U.S. GAAP. FOXO Life Insurance Company had a statutory net loss of $29 for the year ended December 31, 2021. As of December 31, 2021, the Company had an authorized control level of $65.

Insurance Liabilities

Included in the consolidated balance sheets policy reserves are liabilities for traditional life insurance reserves and annuities. Traditional life reserves primarily include term and whole life products which totaled $14,746 for the year ended December 31, 2021.

The following table provides information about deferred annuity contracts from the date of the acquisition through December 31, 2021:

2021
Acquired balance	$4,816
Deposits received	3
Interest credited	87
Withdrawals	(189)
Balance at end of period	$4,717

Note 14    BUSINESS SEGMENT

The Company operates as two reportable business segments based on the different product offerings:

•        FOXO Labs is commercializing proprietary epigenetic biomarker technology to be used for underwriting risk classification in the global life insurance industry. The Company’s innovative biomarker technology enables the adoption of new saliva-based health and wellness biomarker solutions for underwriting and risk assessment. The Company’s research demonstrates that epigenetic biomarkers, collected from saliva, provide measures of individual health and wellness for the factors used in life insurance underwriting traditionally obtained through blood and urine specimens.

•        FOXO Life is redefining the relationship between consumers and insurer by combining life insurance with a dynamic molecular health and wellness platform. FOXO Life seeks to transform the value proposition of the life insurance carrier from a provider of mortality risk protection products to a partner supporting its customers’ healthy longevity. FOXO Life’s multi-omic health and wellness platform will provide life insurance consumers with valuable information and insights about their individual health and wellness to support longevity.

FOXO Labs generates revenue through performing epigenetic biomarker services and collecting epigenetic services royalties. FOXO Life generates revenue from the sale of life insurance products. See Note 3 for additional information. Asset information is not used by the Chief Operating Decision Maker (“CODM”) or included in the information provided to the CODM to make decisions and allocate resources.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest, income taxes, depreciation, amortization, and equity-based compensation (“Segment Earnings”). The segment measure of profitability also excludes corporate and other costs, including management, IT, overhead costs and impairment charges.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 14    BUSINESS SEGMENT (cont.)

Summarized below is information about the Company’s operations for the years ended December 31, 2021 and 2020 by business segment:

	Revenue		Earnings
	2021	2020	2021	2020
FOXO Labs	$85	$23	$(4,790)	$(1,966)
FOXO Life	35	40	(2,381)	(1,415)
	120	63	(7,171)	(3,381)
Corporate and other(a)			(30,199)	(5,333)
Interest income (expense)			(1,118)	61
Total	$120	$63	$(38,488)	$(8,653)

____________

(a)      Corporate and other includes equity-based compensation expense of $131 and $920 as well as depreciation expense of $98 and $1,074 for the years ended December 31, 2021 and 2020, respectively. The year ended December 31, 2021 also includes $21,703 for a non-cash change in fair value of convertible debentures and $400 for an investment impairment. See Notes 3, 4, 6, and 11 for additional information.

Note 15    OTHER FINANCIAL INFORMATION

Prepaid expenses consisted of the following:

	2021	2020
Software	$157	$75
Prepaid supplies	—	263
Other	287	121
Total prepaid expenses	$444	$459

Debt issuance costs related to the Company’s convertible debentures issued in 2021 as well as convertible debentures expected to be issued in 2022 are included within other prepaid expenses. Upon completion of any offering, debt issuance costs are no longer included in prepaid expenses. See Notes 6 and 18 for more information.

Accrued liabilities consisted of the following:

	2021	2020
Accrued wages and benefits	$329	$199
Other accrued expenses	73	49
Total accrued and other liabilities	$402	$248

Note 16    COMMITMENTS AND CONTINGENCIES

Vendor Agreements

The Company entered into an agreement to purchase supplies from an unrelated party in December 2019. The agreement required a purchase of 10,000 units over the 3-year term of the contract. As of December 31, 2021, the Company had $788 remaining on its purchase obligation.

Litigation

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or liquidity. The Company is not aware of any material legal or regulatory matters threatened or pending against the Company.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 16    COMMITMENTS AND CONTINGENCIES (cont.)

License Agreements

In April 2017, the Company entered into a license agreement with The Regents of University of California (the “Regents”) to develop and commercialize the DNA Methylation Based Predictor of Mortality. The agreement remains in effect through the life of the Regents’ patents related to this license agreement. The Company is required to pay license maintenance fees on each anniversary date of agreement execution. The Company is liable to the Regents for an earned royalty of net sales of licensed products or licensed methods.

In February 2021, the Company entered into another license agreement with the Regents for GrimAge and PhenoAge technology. The agreement remains in effect through the life of the Regents’ patents related to this license agreement. In consideration of the license and rights granted under the license agreement, the Company made a one-time cash payment and will make maintenance payments on each anniversary of the Agreement. The Company will pay the Regents for each assay internally used and a royalty on external net sales. Additionally, the contract includes development milestones and fees related to achieving commercial sales and a comparative longitudinal study of health outcomes.

Note 17    SPONSORED RESEARCH AND LICENSE AGREEMENTS

Harvard University’s Brigham and Women’s Hospital

The Company entered into an agreement and license option with The Brigham and Women’s Hospital, Inc. (the “Hospital”) to conduct epigenetic profiling of associations between epigenetic aging and numerous behavioral, lifestyle, dietary and clinical risk factors, as well as major morbidity and mortality outcomes. Specific aims of this research include: (i) to examine epigenetic association with lifestyle and dietary factors, including smoking history, physical activity, body mass index, alcohol intake, dietary patterns, dietary supplement use, and aspirin used; (ii) to examine epigenetic association with major morbidity including cardiovascular disease, cancer, type 2 diabetes, hypertension, liver disease, renal disease, and respiratory disease, (iii) to conduct an National Death Index Plus search to update and extend mortality follow up on Harvard University’s Physicians’ Health Study (“PHS’), and (iv) utilizing the newly expanded PHS mortality follow-up data, to examine epigenetic association with lifespan, longevity, and mortality. In addition, the epigenetic resources contained in the PHS studies have the potential to contribute and extend to large meta-analyses and validation studies of epigenetic association and understanding of these factors and their impact on human aging acceleration.

The Company has an exclusive right to negotiate with the Hospital for a royalty-bearing license related to patentable commercial purposes derived from the research. The Company is also responsible for reimbursing the Hospital for all patent costs incurred.

The contract has a two-year term with total payments of $926 due to the Hospital with 50% due at commencement, 25% upon transfer of all clinical data, and the remaining 25% due upon receipt of human materials used in the study. The Company recognized $3,311 and $0 in sponsored research expenses related to this agreement during the years ended December 31, 2021 and 2020, respectively within research and development expenses in the consolidated statements of operations. The year ended December 31, 2021 included $926 of expenses according to the terms of the contract with the Hospital.

U.S. Department of Health and Human Services

In June 2020, the Company entered into a cooperative research and development agreement (“CRADA) with the U.S. Department of Health and Human Services (“HHS”) and agencies of U.S. Public Health Services within the HHS, as well as the National Institute on Deafness and other Communication Disorders (“NIDCD”), to enhance understanding of epigenetic gene regulation in Recurrent Respiratory Papillomatosis (“RRP”).

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 17    SPONSORED RESEARCH AND LICENSE AGREEMENTS (cont.)

Under the CRADA agreement, the Company is granted an exclusive option to elect an exclusive or nonexclusive commercialization license, with terms of the license that reflect the nature of the invention, the relative contributions of the respective parties, a plan for the development and marketing, and the costs of subsequent research and development needed to bring the invention to market. The Company is responsible for payment of all fees related to CRADA patents.

As part of the CRADA agreement, the Company agreed to provide funding totaling $200 under the two-year term of the agreement. The Company recognized $54 and $0 in sponsored research expenses related to this agreement during the years ended December 31, 2021 and 2020, respectively. These amounts are recorded within research and development expenses in the consolidated statements of operations. An additional $46 has been recorded within prepaid expenses.

The Children’s Hospital of Philadelphia

In February 2021, the Company entered into a sponsored research agreement with The Children’s Hospital of Philadelphia (“CHOP”) to develop new methods and software implementations for the processing and analysis of Illumina Infinium DNA methylation technology, including the Infinium EPIC+ Human Array and the infinium mouse methylation array. The intent of the research agreement is to create open-source software that will be able to import data from any Infinium DNA methylation array and conduct state-of-the-art processing and quality control of the data in an automated fashion.

In consideration for sponsoring the research, the Company shall have a first and exclusive option to negotiate for a revenue-bearing exclusive license to any patent rights or other intellectual property rights for CHOP intellectual property or CHOP’s interests in any joint intellectual property. Additionally, the Company agrees to reimburse CHOP for fees relating to maintaining the patents.

As part of the CHOP Agreement, the Company will provide funding totaling $311 over a two-year period, commencing February 1, 2021. The Company recognized $126 and $0 in sponsored research expenses during the years ended December 31, 2021 and 2020, respectively. These amounts are recorded within research and development expenses in the consolidated statements of operations.

Note 18    SUBSEQUENT EVENTS

Subsequent events have been evaluated for recognition or disclosure through the date the consolidated financial statements were issued.

Definitive Merger Agreement and Related Transactions

On February 24, 2022, the Company executed a definitive merger agreement (the “Merger Agreement”) with the SPAC. The terms of the Merger Agreement include the SPAC acquiring 100% of the outstanding equity and equity equivalents of the Company in exchange for $300,000 of consideration. The transaction consideration would be paid by the SPAC through the issuance of shares of common stock of the SPAC to the holders of the Company’s outstanding equity and equity equivalents. Cash on the balance sheet of the combined company at closing would include up to approximately $201,000 of cash currently held in trust by the SPAC (subject to redemption by the public stockholders of the SPAC). As part of the consideration, a new earnout incentive plan is to be adopted and approved, pursuant to which the SPAC will issue at closing ten million shares of the SPAC’s Class A Common Stock to certain members of the SPAC and the Company, which will be subject to transfer restrictions and forfeiture by the applicable participants should certain milestones not be met within the period of time after the closing established in the earnout incentive plan.

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 18    SUBSEQUENT EVENTS (cont.)

In connection with the execution of the Merger Agreement, the SPAC and Company entered into a Common Stock Purchase Agreement with CF Principal Investments LLC (“Cantor”). The Company was also a party to this Common Stock Purchase Agreement. Under this agreement, the combined company has the right, after the effective date of the Company’s merger with the SPAC from time to time, to sell to Cantor up to $40,000 in shares of Class A Common Stock of the combined company for a period of 36 months following the date when the Securities and Exchange Commission has declared effective a registration statement covering the resale of such shares of Class A Common Stock or until the date on which the facility has been fully utilized, if earlier. Cantor will also be provided a commitment fee of $1,600 worth of common stock on the closing date of the facility, which shall be payable following the effective date of the Company’s merger with the SPAC.

2021 Convertible Debentures — Amendment Agreement

In the first quarter of 2022, the Company entered into an amendment with the 2021 Bridge Investors (the “2021 Bridge Amendment”). The 2021 Bridge Amendment was executed to provide the Company additional time to finalize the business combination discussed above with the SPAC. The 2021 Bridge Amendment amended the terms of the 2021 Convertible Debentures and certain other related agreements to, among other things: (i) permit the Company to undertake another offering of convertible debentures, (ii) allow the Company to further extend the maturity dates of the 2021 Convertible Debentures by 5 months under certain circumstances and (iii) implement additional amounts owed on the outstanding balance of the 2021 Convertible Debentures under certain circumstances, the first of which related to the signing of the Merger Agreement and resulted in an increase of the outstanding balance by approximately 135%, which may be followed by an additional increase to approximately 145% of the outstanding balance if the 2021 Convertible Debentures remain outstanding at the end of the initial maturity date extension period.

2022 Convertible Debentures

In the first quarter of 2022, the Company entered into separate Securities Purchase Agreements with accredited investors (the “2022 Bridge Investors”), pursuant to which the Company issued its 10% Original Issue Discount Convertible Debentures for $24,750 in aggregate principal (the “2022 Convertible Debentures”). The 2022 Convertible Debentures bear interest at a rate of 12% per annum, of which 12 months is guaranteed and subject to voluntary or mandatory conversion. The 2022 Convertible Debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of the Company’s common stock at the option of the holder at any time after two hundred seventy days following the original issue date, at a conversion price equal to $5.00 per share, except that if there has been no mandatory conversion within three hundred sixty days following the original issue date, the conversion price following such three hundred sixty-day period would be equal to $4.00 per share and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest upon consummation of an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000, at a conversion price equal to 75% of the offering price per share. The aggregate cash subscription amount received by the Company from the investors for the issuance of the convertible debentures was $22,500 after a $2,250 original issue discount from the face value of the 2022 Convertible Debentures. The Company has the right to extend the maturity date for an additional three-month period past the original maturity date incurring an extension amount rate of 130% of the outstanding balance. The Company also has the option to prepay the debenture at an amount equal to 120% of the sum of the outstanding principal and accrued and unpaid interest if done within 365 days of the original issue date and 130% if during the extension period. For participation in the 2022 Convertible Debentures, the lead institutional accredited investor is to be issued either (i) if in connection with closing of the Company’s merger with the SPAC, such number of shares of the Company’s Class A common stock, to be issued to such investor immediately prior to such closing, that will be exchangeable for 350,000 shares of the combined company’s common stock, or (ii) if such

Foxo technologies inc. and subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)

Note 18    SUBSEQUENT EVENTS (cont.)

investor’s 2022 Convertible Debenture is required to be earlier repaid in full or in connection with the consummation of a Qualified Offering (as defined in the 2022 Convertible Debentures) by the Company other than a transaction with a special purpose acquisition company, 350,000 shares of the Company’s Class A common stock, in each case, subject to adjustment for any prepayments.

Equity-Based Incentive Award Grants

In January and February of 2022, the Company granted 351,586 stock option awards under the Plan to employees, nonemployee directors, the Company’s newly formed Scientific Advisory Board, and consultants in accordance with employment contracts for services rendered or as bonus compensation related to the biannual review cycle completed for the six-month period ended December 31, 2021. The majority of these stock option awards will vest monthly over a three-year period, have a 5-year term, and an exercise price of $9.15.

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	March 31, 2022	December 31, 2021

	(unaudited)
Assets
Current assets
Cash and cash equivalents	$21,593	$6,856
Supplies	238	295
Prepaid expenses	449	444
Other current assets	58	23
Total current assets	22,338	7,618

Property and equipment, net	195	187
Intangible assets	718	191
Investments	100	100
Reinsurance recoverables	19,233	19,463
Cloud computing arrangements	3,376	2,745
Total assets	$45,960	$30,304

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,247	$3,456
Accrued and other liabilities	545	402
Related party convertible debentures	10,017	9,967
Convertible debentures	52,118	22,236
Total current liabilities	63,927	36,061
Policy reserves	19,233	19,463
Total liabilities	83,160	55,524
Commitments and contingencies (Note 9)
Stockholders’ equity
Undesignated preferred stock ($.00001 par value: authorized – 90,000,000 shares; none issued and outstanding)	—	—
Non-redeemable preferred stock series A ($.00001 par value: authorized – 10,000,000 shares; issued and outstanding – 8,000,000 shares; liquidation preference of $28,927 as of March 31, 2022 and December 31, 2021)	21,854	21,854
Common stock class A ($.00001 par value: authorized – 800,000,000 shares; issued and outstanding – 45,154 and 30,208 shares as of March 31, 2022 and December 31, 2021, respectively)	—	—
Common stock class B ($.00001 par value: authorized – 100,000,000 shares; issued and outstanding – 2,000,000 shares)	—	—
Additional paid-in capital	5,289	4,902
Accumulated deficit	(64,343)	(51,976)
Total stockholders’ deficit	(37,200)	(25,220)
Total Liabilities and Stockholders’ Deficit	$45,960	$30,304

See accompanying Notes to Unaudited Consolidated Financial Statements

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Three Months Ended March 31,
	2022	2021

Total revenue	$40	$42
Operating expenses:
Research and development	601	811
Selling, general and administrative	4,002	2,894
Total operating expenses	4,603	3,705
Loss from operations	(4,563)	(3,663)
Non-cash change in fair value of convertible debentures	(7,432)	(1,047)
Other expense	(50)	(27)
Interest expense	(322)	(185)
Total other expense	(7,804)	(1,259)
Loss before income taxes	(12,367)	(4,922)
Provision for income taxes	—	—
Net loss	$(12,367)	$(4,922)

Net loss per Class A and Class B common stock, basic and diluted	$(6.09)	$(2.46)

See accompanying Notes to Unaudited Consolidated Financial Statements

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Dollars in thousands)
(Unaudited)

	Stockholder Subscription Receivable	Series A Preferred Stock		Common Stock (Class A)		Common Stock (Class B)		Additional Paid-in- Capital	Accumulated Deficit	Total
		Shares	Amount	Shares	Amount	Shares	Amount
Three Months Ended March 31, 2021
Balance, December 31, 2020	$(3,750)	8,000,000	$21,854	—	$—	2,000,000	$—	$4,104	$(13,488)	$8,720
Net loss	—	—	—	—	—	—	—	—	(4,922)	(4,922)
Lease contributions	—	—	—	—	—	—	—	137	—	137
Subscriptions received	833	—	—	—	—	—	—	—	—	833
Warrants issued	—	—	—	—	—	—	—	13	—	13
Balance, March 31, 2021	$(2,917)	8,000,000	$21,854	—	$—	2,000,000	$—	$4,254	$(18,410)	$4,781

Three Months Ended March 31, 2022
Balance, December 31, 2021	$—	8,000,000	$21,854	30,208	$—	2,000,000	$—	$4,902	$(51,976)	$(25,220)
Net loss	—	—	—	—	—	—	—	—	(12,367)	(12,367)
Lease contributions	—	—	—	—	—	—	—	136	—	136
Equity-based compensation	—	—	—	—	—	—	—	251	—	251
Issuance of shares for exercised stock options	—	—	—	14,946	—	—	—	—	—	—
Balance, March 31, 2022	$—	8,000,000	$21,854	45,154	$—	2,000,000	$—	$5,289	$(64,343)	$(37,200)

See accompanying Notes to Unaudited Consolidated Financial Statements

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Three Months Ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,367)	$(4,922)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31	23
Equity-based compensation	231	(31)
Change in fair value of convertible debentures	7,432	1,047
Contributions in the form of rent payments	136	137
Amortization of right-of-use assets	5	—
Accretion of operating lease liabilities	(5)	—
Recognition of prepaid offering costs upon election of fair value option	107	—
Accretion of interest earned on investment in convertible promissory note	—	(9)
Other	—	14
Changes in operating assets and liabilities:
Supplies	57	(324)
Prepaid expenses and other current assets	(132)	87
Cloud computing arrangements	(621)	(475)
Reinsurance recoverables	230	—
Accounts payable	(2,209)	131
Accrued and other liabilities	149	111
Policy reserves	(230)	—
Net cash used in operating activities	(7,186)	(4,211)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(39)	(19)
Development of internal use software	(519)	—
Acquisition of convertible promissory note	—	(50)
Net cash used in investing activities	(558)	(69)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of related party convertible debentures	—	3,250
Proceeds from issuance of convertible debentures	22,500	7,250
Prepaid offering costs	(19)	—
Proceeds received from subscription receivable	—	833
Net cash provided by financing activities	22,481	11,333
Net increase in cash and cash equivalents	14,737	7,053
Cash and cash equivalents at beginning of period	6,856	8,123
Cash and cash equivalents at end of period	$21,593	$15,176

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of warrants	$—	$1
Capitalized equity-based compensation – internal use software and other assets	$20	$—

See accompanying Notes to Unaudited Consolidated Financial Statements

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1        DESCRIPTION OF BUSINESS

FOXO Technologies Inc. (“FOXO”) and its wholly-owned subsidiaries (collectively, the “Company”) is a leader in commercializing epigenetic biomarker technology to support groundbreaking scientific research and disruptive next-generation business initiatives. The Company applies automated machine learning and artificial intelligence technologies to discover epigenetic biomarkers of human health, wellness and aging. The Company has been building a life insurance business to support the commercial applications of its epigenetic biomarker underwriting technology and consumer engagement platform service business. On August 20, 2021, the Company completed its acquisition of Memorial Insurance Company of America (“MICOA”) and renamed it FOXO Life Insurance Company.

FOXO was formed as a limited liability company on November 11, 2019, following its separation (the “Separation”) from GWG Holdings, Inc. (the “Member”). FOXO was previously named InsurTech Holdings, LLC and FOXO BioScience LLC. On November 13, 2020, FOXO Bioscience LLC completed a conversion to a C Corporation (“Corporate Conversion”) and became FOXO Technologies Inc. FOXO maintains two wholly-owned subsidiaries, FOXO Labs Inc. (“FOXO Labs”), formerly Life Epigenetics Inc., and FOXO Life, LLC, formerly youSurance General Agency, LLC. FOXO Labs also maintains a wholly-owned subsidiary, Scientific Testing Partners, LLC. FOXO Life Insurance Company is a wholly-owned subsidiary of FOXO Life, LLC.

The Company manages and reports results of operations for two reportable business segments: FOXO Life, the Company’s life insurance business operations, and FOXO Labs, the Company’s epigenetic biomarker technology business operations.

Note 2        LIQUIDITY AND MANAGEMENT’S PLAN

The Company’s history of losses requires management to critically assess its ability to continue operating as a going concern. The Company incurred a net loss of $12,367 for the three months ended March 31, 2022 and had an accumulated deficit of $64,343 as of March 31, 2022. Cash used in operating activities for the three months ended March 31, 2022 was $7,186. As of March 31, 2022, the Company had $16,593 of available cash and cash equivalents, excluding amounts required to be held as statutory capital and surplus by FOXO Life Insurance Company.

The Company’s ability to continue as a going concern is dependent on generating revenue from the sale of its technology services, raising additional equity or debt capital, converting debt to equity, reducing losses and improving future cash flows. The Company will continue ongoing capital raise initiatives and has demonstrated previous success in raising capital to support its operations. For instance, in the first quarter of 2022, the Company issued convertible debentures for $22,500 in net proceeds and executed a definitive merger agreement that could provide capital of up to $201,000, as discussed below. However, the Company can provide no assurance that the merger transaction will close, that other actions will be successful or that additional sources of financing will be available on favorable terms, if at all. As such, until additional equity or debt capital is secured, there is substantial doubt about the Company’s ability to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements.

Definitive Merger Agreement and Related Transactions

On February 24, 2022, the Company executed a definitive merger agreement (the “Merger Agreement”) with Delwinds Insurance Acquisition Corp., a Delaware special purpose acquisition company (the “SPAC”). The terms of the Merger Agreement include the SPAC acquiring 100% of the outstanding equity and equity equivalents of the Company in exchange for $300,000 of consideration. The consideration would be paid by the SPAC through the issuance of shares of common stock of the SPAC to holders of the Company’s outstanding equity and equity equivalents. Cash on the balance sheet of the combined company at closing would include up to approximately $201,000 held in trust by the SPAC (subject to redemption by the public shareholders of the SPAC) as of March 31, 2022. As part of the consideration, a new management contingent share plan is to be adopted and approved, pursuant to which, at closing, 10,000,000 shares of Combined Company Class A Common Stock will be issued to certain members of the Company, which will be subject to transfer restrictions and forfeiture by the applicable participants should certain milestones not be met within the period of time after the closing established in the management contingent share plan.

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2        LIQUIDITY AND MANAGEMENT’S PLAN (cont.)

In connection with the execution of the Merger Agreement, the SPAC and the Company entered into a Common Stock Purchase Agreement with CF Principal Investments LLC (“Cantor”). Under this agreement, the combined company has the right, after the effective date of the Company’s merger with the SPAC, to sell to Cantor up to $40,000 in shares of Class A Common Stock of the Combined Company for a period of 36 months following the date when the Securities and Exchange Commission (the “SEC”) has declared effective a registration statement covering the resale of such shares of Class A Common Stock or until the date on which the facility has been fully utilized, if earlier. Cantor will also be provided a commitment fee of $1,600 worth of common stock on the closing date of the facility, which shall be payable following the effective date of the Company’s merger with the SPAC.

Note 3        BASIS OF PRESENTATION

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting, and thus the accompanying unaudited consolidated financial statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations or cash flows. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021 and the notes thereto. The consolidated balance sheet data as of December 31, 2021 was derived from the audited consolidated financial statements as of that date but does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments of a normal or recurring nature, which are necessary for a fair presentation of financial position, operating results and cash flows for the periods presented. Operating results for the three months ended March 31, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

The unaudited consolidated financial statements include the accounts of FOXO and its wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 and as modified by the Jumpstart Our Business Startups Act of 2012, and it thus may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. For further information regarding the Company’s basis of presentation and use of estimates, refer to the audited consolidated financial statements as of and for the year ended December 31, 2021. The policies and estimates described in that report are used for preparing the Company’s quarterly unaudited consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removed certain exceptions to the general principles in ASC 740 and clarified and amended existing guidance to improve consistent application. This amended guidance was effective for public entities for interim and annual periods beginning after December 15, 2021. The Company adopted ASU 2019-12 effective January 1, 2022 and it did not have a material impact on the Company’s consolidated financial statements.

Other pronouncements issued by the FASB with future effective dates are either not applicable or are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4        INTANGIBLE ASSETS AND CLOUD COMPUTING ARRANGEMENTS

The components of intangible assets as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
Insurance license	$63	$63
Longevity report	202	75
Underwriting API	453	53
Intangible assets	$718	$191

The acquisition of MICOA was accounted for as an asset acquisition and an indefinite-lived insurance license intangible asset was recognized for $63. As this intangible asset has been deemed to have an indefinite life, the asset is not subject to amortization, but is assessed for impairment annually, unless conditions arise that necessitate more frequent evaluation.

During the year ended December 31, 2021, the Company began developing internal use software related to the development of a longevity report and underwriting application programming interface (“API”). The Company has capitalized costs incurred during the application development stage and has determined that once completed, these intangible assets will have a finite life. Application development on these projects is ongoing as of March 31, 2022. Amortization will be recorded on a straight-line basis when the assets are ready for their intended use.

The components of cloud computing arrangements as of March 31, 2022 and December 31, 2021 were as follows:

	March 31, 2022	December 31, 2021
Digital insurance platform	$2,277	$1,980
Health study tool	1,099	765
Cloud computing arrangements	$3,376	$2,745

The Company entered into a cloud computing arrangement to develop a digital insurance platform and health study tool. Costs related to the application development phase are included in cloud computing arrangements. As of March 31, 2022, the application development phase remains ongoing for the digital insurance platform and health study tool and amortization will be recorded on a straight-line basis over the expected term of the contract when the assets are ready for their intended use.

The Company’s internal use software and cloud computing arrangements, including the longevity report, underwriting API, digital insurance platform and health study tool, include amounts capitalized for interest and equity-based compensation.

Note 5        CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS

2021 Bridge Debentures

During the first quarter of 2021, the Company entered into separate Securities Purchase Agreements with accredited investors (the “2021 Bridge Investors”), pursuant to which the Company issued its 12.5% Original Issue Discount (“OID”) Convertible Debentures for $11,812 in aggregate principal (“2021 Bridge Debentures”). The Company received net proceeds of $9,612 from the sale of the 2021 Bridge Debentures, after an OID of 12.5% and deducting fees and expenses of $888. The 2021 Bridge Debentures were executed in three tranches, with $7,883 in aggregate principal issued on January 25, 2021, $3,367 in aggregate principal issued on February 23, 2021, and $562 in aggregate principal issued on March 4, 2021. Convertible debentures for $3,656 in aggregate principal that were issued on January 25, 2021 to the Company’s Chief Executive Officer, Chief Operating Officer, and to an individual who provided legal counsel to the Company have been presented as related party debt.

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5        CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS (cont.)

Each issuance of 2021 Bridge Debentures included detachable warrants for the right to purchase up to a total of 3,281,250 shares of the Company’s Class A common stock. An additional 253,476 detachable warrants were issued to the underwriter of the issuance of the 2021 Bridge Debentures. The Company concluded the detachable warrants represent freestanding equity-linked financial instruments to be recorded at their fair value on each respective issuance date. The fair value of the detachable warrants was determined using a Black-Scholes valuation model.

The 2021 Bridge Debentures bear interest at a rate of 12% per annum and require interest only payments on a quarterly basis. The 2021 Bridge Debentures initially had a term of twelve months, but the Company retained the right to extend the maturity date for each issuance for an additional three-month period, a right which was exercised for each issuance during the three months ended March 31, 2022. The 2021 Bridge Debentures allow for both: (i) voluntary conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock at the option of the holder at a price per share equal to the Original Issue Price (“OIP”) and (ii) mandatory conversion of aggregate principal and accrued and unpaid interest to shares of Class A common stock upon FOXO consummating an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000 at a price per share equal to the lower of (a) 70% of the offering price per share or (b) OIP.

In the first quarter of 2022, the Company entered into an amendment with the 2021 Bridge Investors (the “2021 Bridge Amendment”). The 2021 Bridge Amendment was executed to provide the Company additional time to finalize the previously discussed business combination with the SPAC. The 2021 Bridge Amendment amended the terms of the 2021 Convertible Debentures to, among other things: (i) permit the Company to undertake another offering of convertible debentures, (ii) allow the Company to extend the maturity dates of the 2021 Convertible Debentures an additional five months following the end of the initial three-month extension period, discussed above, and (iii) implement additional amounts owed on the outstanding balance of the 2021 Bridge Debentures under certain circumstances, the first of which related to the signing of the Merger Agreement and resulted in an increase in the outstanding balance of approximately 135%, which may be followed by an additional increase of approximately 145% of the outstanding balance if the 2021 Bridge Debentures remain outstanding at the end of the initial three-month extension period.

2022 Bridge Debentures

In the first quarter of 2022, the Company entered into separate Securities Purchase Agreements with accredited investors (the “2022 Bridge Investors”), pursuant to which the Company issued its 10% OID Convertible Debentures for $24,750 in aggregate principal (“2022 Bridge Debentures”). The Company received net proceeds of $22,500 from the sale of the 2022 Bridge Debentures, after an OID of 10%. The 2022 Bridge Debentures were issued in two tranches, with $16,500 in aggregate principal issued on March 1, 2022 and the remaining $8,250 in aggregate principal issued on March 3, 2022.

The 2022 Bridge Debentures mature twelve months from the initial issuance dates and bear interest at a rate of 12% per annum, of which 12 months is guaranteed. The Company has the right to extend the maturity date for each issuance for an additional three-month period and incur an extension amount rate of 130% of the outstanding balance. The Company also has the option to prepay the 2022 Bridge Debentures at an amount equal to 120% of the sum of the outstanding principal and unpaid interest thereon if done within 365 days of the original issue date and 130% if during the extension period. The 2022 Bridge Debentures allow for both: (i) voluntary conversion of aggregate principal and unpaid interest thereon to shares of Class A common stock at any time after two hundred seventy days following the original issue dates, at a conversion price equal to $5.00 per share, except that if there has been no mandatory conversion within three hundred sixty days following the original issue date, the conversion price following such three hundred sixty-day period would be equal to $4.00 per share; and (ii) mandatory conversion of aggregate principal and unpaid interest thereon upon consummation of an offering of common stock, including a special purpose acquisition company transaction, for an aggregate price of at least $5,000, at a conversion price equal to 75% of the offering price per share.

For its purchase of 2022 Bridge Debentures, the lead institutional accredited investor is to be issued either (i) if in connection with closing of the Company’s merger with the SPAC, such number of shares of the Company’s Class A common stock, to be issued to such investor immediately prior to such closing, that will be exchangeable for 350,000 shares of Class A common stock, or (ii) if such investor’s 2022 Bridge Debenture is required to be

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5        CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS (cont.)

earlier repaid in full or in connection with the consummation of a Qualified Offering (as defined in the 2022 Bridge Debentures) by the Company other than a transaction with a special purpose acquisition company, 350,000 shares of the Company’s Class A common stock, in each case, subject to adjustment for any prepayments.

Fair Value Option

The Company elected the fair value option to account for both the 2021 Bridge Debentures and 2022 Bridge Debentures (collectively, the “Bridge Debentures”). The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. The Company elected the fair value option to better depict the ultimate liability associated with the Bridge Debentures, including all features and embedded derivatives in the Securities Purchase Agreements. The Bridge Debentures accounted for under the fair value option election represent debt host financial instruments containing certain embedded features that would otherwise be required to be bifurcated from the debt host and recognized as separate derivative liabilities subject to initial and subsequent periodic fair value measurement in accordance with U.S. GAAP. When the fair value option election is applied to financial liabilities, bifurcation of embedded derivatives is not required, and the financial liability in totality is recorded at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis as of each balance sheet date thereafter. Upon remeasurement, the portion of a change in estimated fair value attributable to a change in instrument-specific credit risk is recognized as a component of other comprehensive income (loss) and the remaining amount of a change in estimated fair value is to be recognized in the consolidated statements of operations. Upon electing the fair value option, direct costs and fees related to the issuance of the Bridge Debentures were expensed and no longer deferred.

For all reporting periods during the year ended December 31, 2021, the estimated fair value of the 2021 Bridge Debentures was calculated using a Monte Carlo simulation, which incorporated significant unobservable inputs such as the likelihood of term extension and voluntary or mandatory conversion. The 2021 Bridge Debentures were recorded at an issuance-date fair value of $10,500, and an estimated fair value of $32,203 as of December 31, 2021 using the Monte Carlo simulation, for a total change in fair value of $21,703, of which $1,047 related to the three months ended March 31, 2021. None of the change in fair value for the three months ended March 31, 2021 was deemed to be attributable to instrument-specific credit risk and thus the full amount of such change was recognized in the consolidated statements of operations.

As a result of the execution of the Merger Agreement on February 24, 2022, the ultimate value to holders of the Bridge Debentures upon voluntary or mandatory conversion became clearer, and thus management determined that a Monte Carlo simulation was no longer appropriate for purposes of estimating fair value. As of March 31, 2022, the estimated fair value of the Bridge Debentures was calculated using a probability-weighted expected return model. The 2022 Bridge Debentures were recorded at an issuance-date fair value of $22,500. Using the probability-weighted expected return model, the estimated fair value of the 2021 Bridge Debentures and 2022 Bridge Debentures was $32,364 and $29,771, respectively, as of March 31, 2022. None of the change in estimated fair value of the Bridge Debentures from December 31, 2021 to March 31, 2022, or $7,432, was deemed to be attributable to instrument-specific credit risk and thus the full amount of such change was recognized in the consolidated statements of operations. The probability-weighted expected return model incorporated significant unobservable inputs such as the likelihood of voluntary or mandatory conversion, and the estimated date at which such a conversion will take place. The increase in fair value of the 2021 Bridge Debentures from December 31, 2021 to March 31, 2022 was attributable to the 2021 Bridge Amendment and an increased likelihood of conversion, which is a favorable result to holders. The increase in fair value of the 2022 Bridge Debentures from the issuance date to March 31, 2022 was attributable to an increased likelihood of conversion, which is a favorable result to holders. Additional inputs used in the fair value measurement of the Bridge Debentures include:

Input	March 31, 2022	December 31, 2021
Implied borrowing rate	61.0%	52.0%

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5        CONVERTIBLE DEBENTURES AND FAIR VALUE MEASUREMENTS (cont.)

During the three months ended March 31, 2022, the Company recognized contractual interest expense of $407 on the 2021 Bridge Debentures, comprised of $126 for related party holders and $281 for nonrelated party holders. The contractual interest expense on the 2022 Bridge Debentures was included in the fair value of the debt since the amount was known at the time of issuance.

Fair Value Measurements

The Company categorizes its assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Estimates of fair value for financial assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value, and requires certain disclosures. The framework discusses valuation techniques such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:    Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.

The Bridge Debentures are measured at fair value on a recurring basis given the Company’s election of the fair value option for measuring such liabilities. The fair value of the Bridge Debentures is determined based on significant unobservable inputs including the likelihood of voluntary or mandatory conversion, and the estimated date at which conversion will take place, which causes them to be classified as a Level 3 measurement within the fair value hierarchy. The recorded fair value of the Bridge Debentures and the non-cash change in fair value recorded in the consolidated statements of operations could change materially if differing inputs and assumptions were to be utilized. However, the valuations used assumptions and estimates the Company believes would be made by a market participant in making the same valuations as of the issuance date and each subsequent reporting period.

The following table presents, by level within the fair value hierarchy, the Company’s financial liabilities that are measured at fair value on a recurring basis as of March 31, 2022 and December 31, 2021, according to the valuation technique utilized to determine their fair values:

	Fair Value Measurements Using Inputs Considered as:
March 31, 2022	Fair Value	Level 1	Level 2	Level 3
Liabilities:
2021 Bridge Debentures	$32,364	$—	$—	$32,364
2022 Bridge Debentures	29,771	—	—	29,771
Total liabilities	$62,135	$—	$—	$62,135
	Fair Value Measurements Using Inputs Considered as:
December 31, 2021	Fair Value	Level 1	Level 2	Level 3
Liabilities:
2021 Bridge Debentures	$32,203	$—	$—	$32,203
Total liabilities	$32,203	$—	$—	$32,203

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6        RELATED PARTY TRANSACTIONS

The Company subleases its office space from the Member. The Member pays all lease costs, including common area maintenance and other property management fees, on the Company’s behalf. These payments are treated as additional capital contributions.

There are related party borrowings which are described in more detail in Note 5.

Note 7        NET LOSS PER SHARE

Basic and diluted net loss per share of Class A and Class B common stock was calculated as follows for the three months ended March 31, 2022 (shares in thousands):

	Three Months Ended March 31, 2022
	Class A	Class B
Allocation of undistributed earnings	$(195)	$(12,172)
Weighted average number of shares outstanding, basic and diluted	32	2,000
Basic and diluted net loss per share of Class A and Class B common stock	$(6.09)	$(6.09)

The calculation of basic and diluted net loss per share of Class B common stock for the three months ended March 31, 2021 is presented below (shares in thousands). No Class A common stock was outstanding until the second quarter of 2021 and is therefore not included below (shares in thousands).

Three Months Ended March 31, 2021
Net loss	$(4,922)
Weighted average number of Class B common shares outstanding, basic and diluted	2,000
Basic and diluted net loss per share of Class B common stock	$(2.46)

The following Class A common stock equivalents have been excluded from the computation of diluted net loss per common share as the effect would be antidilutive and reduce the net loss per common stock (shares in thousands):

	Three Months Ended March 31,
	2022	2021
Series A preferred stock	8,000	8,000
2021 Bridge Debentures	4,497	3,272
2022 Bridge Debentures	5,544	—
Total warrants	3,535	3,535
Total stock options	5,151	—
Total antidilutive shares	26,727	14,807

Note 8        BUSINESS SEGMENT

The Company operates as two reportable business segments based on the different product offerings:

•        FOXO Labs is commercializing proprietary epigenetic biomarker technology to be used for underwriting risk classification in the global life insurance industry. The Company’s innovative biomarker technology enables the adoption of new saliva-based health and wellness biomarker solutions for underwriting and risk assessment. The Company’s research demonstrates that epigenetic biomarkers, collected from saliva, provide measures of individual health and wellness for the factors used in life insurance underwriting traditionally obtained through blood and urine specimens.

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8        BUSINESS SEGMENT (cont.)

•        FOXO Life is redefining the relationship between consumers and insurer by combining life insurance with a dynamic molecular health and wellness platform. FOXO Life seeks to transform the value proposition of the life insurance carrier from a provider of mortality risk protection products to a partner supporting its customers’ healthy longevity. FOXO Life’s multi-omic health and wellness platform will provide life insurance consumers with valuable information and insights about their individual health and wellness to support longevity.

FOXO Labs generates revenue by collecting epigenetic services royalties. FOXO Life generates revenue from the sale of life insurance products. Asset information is not used by the Chief Operating Decision Maker (“CODM”) or included in the information provided to the CODM to make decisions and allocate resources.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest, income taxes, depreciation, amortization, and equity-based compensation (“Segment Earnings”). The segment measure of profitability also excludes corporate and other costs, including management, IT, overhead costs and certain other non-cash charges or benefits, such as non-cash change in fair value of convertible debentures.

Summarized below is information about the Company’s operations for the three months ended March 31, 2022 and 2021 by business segment:

	Three Months Ended March 31,
	Revenue		Earnings
	2022	2021	2022	2021
FOXO Labs	$32	$32	$(504)	$(803)
FOXO Life	8	10	(803)	(384)
	40	42	(1,307)	(1,187)
Corporate and other(a)			(10,738)	(3,550)
Interest expense			(322)	(185)
Total	$40	$42	$(12,367)	$(4,922)

____________

(a)       Corporate and other includes equity-based compensation expense of $231 and ($31) as well as depreciation expense of $31 and $23 for the three months ended March 31, 2022 and 2021, respectively. The Company previously had outstanding phantom equity units, which were cancelled during the year ended December 31, 2021, and recognized a deferred compensation liability associated with such units and remeasured the liability on a quarterly basis. Equity-based compensation expense recorded during the three months ended March 31, 2021 included remeasurements related to the phantom equity, and unfavorable remeasurements resulted in a cumulative reduction in expense during that period. The three months ended March 31, 2022 and 2021 also included $7,432 and $1,047 for the non-cash change in fair value of convertible debentures. See Note 5 for additional information.

Note 9        COMMITMENTS AND CONTINGENCIES

Commitments, License Agreements and Sponsored Research

The Company is a party to various vendor and license agreements and sponsored research arrangements in the normal course of business that create commitments and contractual obligations. For details on these agreements and arrangements and the related commitments, please refer to the audited consolidated financial statements as of and for the year ended December 31, 2021. During the three months ended March 31, 2022, apart from those described in Note 12, there have been no material amendments to existing contracts or new contracts executed.

Litigation

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or liquidity. The Company is not aware of any material legal or regulatory matters threatened or pending against the Company.

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10      SUBSEQUENT EVENTS

Subsequent events have been evaluated for recognition or disclosure through the date the consolidated financial statements were issued.

2022 Bridge Debentures — Additional Issuance

Effective April 27, 2022, the Company entered in an additional Securities Purchase Agreement with an accredited investor, pursuant to which the Company issued its 10% OID Convertible Debentures for $6,050 in aggregate principal. The Company received net proceeds of $5,500 from the issuance, after an OID of 10%. This additional funding was raised at the same terms as the existing 2022 Bridge Debentures described in detail in Note 5.

Consulting Agreement

The Company executed a consulting agreement with an individual (the “Consultant”) considered to be a related party of the Company as a result of his investment in the 2021 Bridge Debentures . The agreement has a term of twelve months, over which the Consultant is to provide services that include, but are not limited to, advisory services relating to the implementation and completion of the Company’s merger with the SPAC. Following the execution of the agreement, as compensation for such services to be rendered as well as related expenses over the term of the contract, the Consultant was paid a cash fee of $1,425. The consulting agreement also calls for the payment of an equity fee as compensation for such services. The Company issued 1,500,000 shares of Class A common stock to the Consultant. These shares are intended to convert into no less than 800,000 shares of Class A Common Stock of the Combined Company after the close of the Company’s merger with the SPAC. To the extent that adjustments to the exchange ratio between the Effective Date and the closing date of the Company’s merger with the SPAC reduce the Consultant’s converted shares to an amount less than 800,000, the Consultant is to be issued make-up shares to ensure they are the holder of 800,000 shares of Class A Common Stock of the Combined Company following the close of the merger.

Promissory Note

On June 6, 2022, the Company executed a promissory note, pursuant to which it will loan the SPAC an aggregate principal amount of up to approximately $1,160 which represents $0.035 per share of Delwinds Class A common stock that was not redeemed in connection with the extension of the SPAC’s termination date from June 15, 2022 to September 15, 2022. The Company will loan the SPAC $387 per month in June, July, and August, as necessary, until the close of the Business Combination. The promissory note bears no interest and is repayable in full upon the date of the consummation of the Business Combination.

Warrant Assignment

On June 8, 2022, the Company made payments totaling approximately $507 to holders of 253,476 detachable warrants which were previously issued to the underwriter of the issuance of the 2021 Bridge Debentures. In exchange for such payments, the warrants were assigned and surrendered to the Company.

Amendment to Merger Agreement

The Company executed an amendment to the Merger Agreement, which reduced the number of shares to be issued under the management contingent share plan from 10,000,000 to 9,200,000, in contemplation of the consulting agreement discussed above.

Parallel Run Study

On July 6, 2022, the Company executed a Memorandum of Understanding and Pilot Research Agreement (the “Agreement”) with both a life insurance carrier and a reinsurer. The purpose of the Agreement is to conduct a parallel run study, using a minimum of 2,500 participants, comparing traditional medical underwriting results to those obtained through use of the Company’s saliva-based epigenetic biomarker technology. The Agreement is intended to

FOXO TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10      SUBSEQUENT EVENTS (cont.)

assess the value of the Company’s technology for a saliva-based next-generation underwriting protocol and will help determine whether the parties will later enter into a commercial agreement. The Agreement commenced in the third quarter of 2022 and will continue until the sooner of project completion, project termination, or the Company and the life insurance carrier entering into a commercial agreement for the scaled rollout of FOXO’s technology in the life insurance carrier’s underwriting processes. The agreement stipulates that the life insurance carrier and reinsurer will share in costs equally with the Company up to $200 each.

Clinical Trial Agreement

The Company executed a clinical trial agreement with The Brigham and Women’s Hospital, Inc. to conduct a cross-sectional study of epigenetic signatures, risk factors and outcomes. The Company is committed to payments up to $849 related to the agreement, half of which was paid upon contract execution during the second quarter of 2022. Remaining payments are due as follows (subject to proration based on actual work performed if the agreement is terminated): (i) 20% upon the enrollment of the first patient, (ii) 20% upon the enrollment of the final patient and (iii) 10% upon lab receipt of shipments for all initially planned assays.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DELWINDS INSURANCE ACQUISITION CORP.,

as the Purchaser,

DWIN MERGER SUB INC.,
as Merger Sub,

DIAC SPONSOR LLC,
in the capacity as the Purchaser Representative,

and

FOXO TECHNOLOGIES INC.,
as the Company,

Dated as of February 24, 2022

Annex A
I. MERGER	A-2
1.1. Merger	A-2
1.2. Transaction Effective Time	A-2
1.3. Effect of the Merger	A-2
1.4. Tax Treatment	A-2
1.5. Certificate of Incorporation and Bylaws	A-2
1.6. Directors and Officers of the Transaction Surviving Corporation	A-3
1.7. Amended Purchaser Charter	A-3
1.8. Pre-Closing Company Preferred Stock and Convertible Debt Exchange	A-3
1.9. Merger Consideration	A-3
1.10. Closing Calculations	A-3
1.11. Effect of Merger on Company Securities	A-4
1.12. Surrender of Company Securities and Payment of Merger Consideration	A-5
1.13. Effect of Transaction on Merger Sub Stock	A-6
1.14. Taking of Necessary Action; Further Action	A-6
1.15. Appraisal and Dissenter’s Rights	A-6

II. CLOSING	A-7
2.1. Closing	A-7

III. representations and warranties of THE purchaser	A-7
3.1. Organization and Standing	A-7
3.2. Authorization; Binding Agreement	A-7
3.3. Governmental Approvals	A-8
3.4. Non-Contravention	A-8
3.5. Capitalization	A-8
3.6. SEC Filings and Purchaser Financials	A-9
3.7. Absence of Certain Changes	A-10
3.8. Compliance with Laws	A-10
3.9. Actions; Orders; Permits	A-10
3.10. Taxes and Returns	A-11
3.11. Employees and Employee Benefit Plans	A-11
3.12. Properties	A-11
3.13. Material Contracts	A-11
3.14. Transactions with Affiliates	A-11
3.15. Merger Sub Activities	A-12
3.16. Investment Company Act	A-12
3.17. Finders and Brokers	A-12
3.18. Ownership of Stockholder Merger Consideration	A-12
3.19. Certain Business Practices	A-12
3.20. Insurance	A-12
3.21. Information Supplied	A-13
3.22. Trust Account	A-13
3.23. Independent Investigation	A-13
3.24. Financing	A-14
3.25. No Other Representations	A-14

Annex A-i

Annex A
Iv. representations and warranties of THE COMPANY	A-14
4.1. Organization and Standing	A-14
4.2. Authorization; Binding Agreement	A-14
4.3. Capitalization	A-15
4.4. Subsidiaries	A-16
4.5. Governmental Approvals	A-17
4.6. Non-Contravention	A-17
4.7. Financial Statements	A-17
4.8. Absence of Certain Changes	A-18
4.9. Compliance with Laws	A-18
4.10. Company Permits	A-18
4.11. Litigation	A-19
4.12. Material Contracts	A-19
4.13. Intellectual Property	A-20
4.14. Taxes and Returns	A-22
4.15. Real Property	A-23
4.16. Personal Property	A-24
4.17. Title to and Sufficiency of Assets	A-24
4.18. Employee Matters	A-24
4.19. Benefit Plans	A-25
4.20. Environmental Matters	A-26
4.21. Transactions with Related Persons	A-27
4.22. Company Insurance	A-27
4.23. Insurance Industry Matters	A-28
4.24. Top Suppliers	A-29
4.25. Certain Business Practices	A-29
4.26. Investment Company Act	A-30
4.27. Finders and Brokers	A-30
4.28. Independent Investigation	A-30
4.29. Information Supplied	A-30
4.30. No Other Representations	A-31

V. COVENANTS	A-31
5.1. Access and Information	A-31
5.2. Conduct of Business of the Company	A-31
5.3. Conduct of Business of the Purchaser	A-34
5.4. Annual and Interim Financial Statements	A-36
5.5. Purchaser Public Filings	A-36
5.6. No Solicitation	A-36
5.7. No Trading	A-37
5.8. Notification of Certain Matters	A-37
5.9. Efforts	A-38
5.10. Tax Matters	A-39
5.11. Further Assurances	A-39
5.12. The Registration Statement	A-39
5.13. Company Stockholder Meeting	A-41
5.14. Public Announcements	A-41
5.15. Confidential Information	A-41
5.16. Post-Closing Board of Directors and Executive Officers	A-42
5.17. Indemnification of Officers and Directors; Tail Insurance	A-43

Annex A-ii

Annex A
5.18. Trust Account Proceeds	A-43
5.19. Financing	A-44
5.20. NYSE Listing	A-44

VI. Closing conditions	A-44
6.1. Conditions of Each Party’s Obligations	A-44
6.2. Conditions to Obligations of the Company	A-45
6.3. Conditions to Obligations of the Purchaser	A-46
6.4. Frustration of Conditions	A-47

VII. TERMINATION AND EXPENSES	A-47
7.1. Termination	A-47
7.2. Effect of Termination	A-48
7.3. Fees and Expenses	A-48

VIII. TRUST WAIVER	A-49
8.1. Waiver of Claims Against Trust	A-49

Ix. MISCELLANEOUS	A-50
9.1. Survival	A-50
9.2. Non-Recourse	A-50
9.3. Notices	A-50
9.4. Binding Effect; Assignment	A-52
9.5. Third Parties	A-52
9.6. Arbitration	A-52
9.7. Governing Law; Jurisdiction	A-53
9.8. WAIVER OF JURY TRIAL	A-53
9.9. Specific Performance	A-53
9.10. Severability	A-53
9.11. Amendment	A-53
9.12. Waiver	A-54
9.13. Entire Agreement	A-54
9.14. Interpretation	A-54
9.15. Counterparts	A-55
9.16. Purchaser Representative	A-55
9.17. Legal Representation	A-56

XI DEFINITIONS	A-56
10.1. Certain Definitions	A-56
10.2. Section References	A-66

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Voting Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Non-Competition Agreement

Exhibit D	Form of Backstop Agreement

Exhibit E	Form of Amended Purchaser Charter

Exhibit F	Form of Incentive Plan

Exhibit G	Form of Management Contingent Share Plan

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 24, 2022, by and among (i) Delwinds Insurance Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) DWIN Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) DIAC Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined herein) for the stockholders of the Purchaser (other than the Company Security Holders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), and (iv) FOXO Technologies Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub, the Purchaser Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, operates in the insurance technology sector utilizing epigenetics, aging research and longevity related consumer engagement to modernize life insurance;

B. The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C. The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which (i) all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder (as defined herein) to receive its Pro Rata Share (as defined herein) of the Stockholder Merger Consideration (as defined herein), (ii) the Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by the Purchaser with the result that such assumed Company Options shall be replaced with Assumed Options (as defined herein) exercisable into shares of Purchaser Class A Common Stock (as defined herein) and (iii) the Company Warrants (as defined herein), to the extent outstanding and unexercised as of immediately prior to the Effective Time, shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Warrants) by the Purchaser with the result that such assumed Company Warrants shall be replaced with Assumed Warrants (as defined herein) exercisable into shares of Purchaser Class A Common Stock, all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”);

D. The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

E. The Purchaser has received (i) voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company, certain holders of Company Stock (as defined herein) sufficient to approve the Merger and the other transactions contemplated by this Agreement (including any separate class or series votes of Company Preferred Stock (as defined herein)) and certain other holders of Company Convertible Securities and (ii) the 2021 Bridge Amendment, duly executed by each of the Company and the Requisite 2021 Bridge Investors (as defined herein);

F. Simultaneously with the execution and delivery of this Agreement, the Significant Company Holders (as defined herein) have each entered into a lock-up agreement with the Purchaser and the Purchaser Representative in substantially the form attached as Exhibit B hereto (each, a “Lock-Up Agreement”), which Lock-Up Agreements will become effective as of the Closing (as defined herein);

G. Simultaneously with the execution and delivery of this Agreement, certain Company Stockholders have each entered into a non-competition and non-solicitation agreement in favor of the Purchaser and the Company in substantially the form attached as Exhibit C hereto (each, a “Non-Competition Agreement”), which Non-Competition Agreements will become effective as of the Closing;

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H. Prior to or simultaneously with the execution and delivery of this Agreement, the Purchaser has entered into backstop agreements in substantially the form attached as Exhibit D hereto (each, a “Backstop Agreement”) with certain investors (the “Backstop Investors”) pursuant to which, in the event that cash and cash equivalents in the Trust Account as of the Closing, after satisfaction of Redemptions (defined below) but prior to payment of expenses and liabilities due at the Closing, are less than the Threshold Amount (as defined below), which amount is subject to reduction in accordance with the terms of the Backstop Agreement, such Backstop Investors have agreed to purchase shares of Purchaser Class A Common Stock (the “Backstop Shares”) at a price of $10.00 per share, subject to the terms and conditions of the Backstop Agreement;

I. Prior to or simultaneously with the execution and delivery of this Agreement, in connection with the 2022 Bridge Financing (as further defined below), the Company has entered into agreements with certain investors to issue 2022 Company Debentures (as defined below) in an aggregate principal amount of $24,750,000, which 2022 Company Debentures shall, at the Closing, automatically convert into shares of Company Class A Common Stock in accordance with the Company Preferred Stock and Convertible Debt Exchange;

J. The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

K. Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4 Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation.

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1.6 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.16, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7 Amended Purchaser Charter. Effective upon the Effective Time, the Purchaser shall amend and restate its Certificate of Incorporation in the form attached as Exhibit E hereto (the “Amended Purchaser Charter”), which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “FOXO Technologies Inc.”, or such other name as mutually agreed to by the Purchaser and the Company, (ii) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.16, and (iii) remove and change certain provisions in the Purchaser’s Certificate of Incorporation related to the Purchaser’s status as a blank check company.

1.8 Pre-Closing Company Preferred Stock and Convertible Debt Exchange. On or prior to the Closing Date, the holders of Company Preferred Stock and Company Convertible Debt shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock and Company Convertible Debt for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends or interest) as set forth in the Company Charter and/or Company Convertible Debt Agreements (the “Company Preferred Stock and Convertible Debt Exchange”).

1.9 Merger Consideration. As consideration for the Merger, the Company Security Holders collectively shall be entitled to receive from the Purchaser, in the aggregate, a number of Purchaser Securities with an aggregate value equal to (the “Merger Consideration”) (a) Three Hundred Million U.S. Dollars ($300,000,000), minus (b) the amount of Closing Indebtedness (excluding, for the avoidance of doubt, Company Convertible Debt converted into shares of the Company Class A Common Stock in accordance with the Company Preferred Stock and Convertible Debt Exchange), minus (c) the amount of any Excess Transaction Expenses(as defined below) , minus (d) the amount equal to the Management Contingent Shares (as defined below) multiplied by the Redemption Price, with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Company Preferred Stock and Convertible Debt Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.11(b)) a number of shares of Purchaser Common Stock equal to (i) the Per Share Price, divided by (ii) the Redemption Price (the “Conversion Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of Company Options) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”), with holders of Company Class B Common Stock receiving Purchaser Class V Common Stock for such shares of Company Class B Common Stock and all other holders of Company Stock receiving Purchaser Class A Common Stock for such shares of other Company Stock. The Merger Consideration will be based on the Closing Statement delivered pursuant to Section 1.10. The holders of Company Options shall receive such number of Assumed Options as described in Section 1.11(d) with such terms and conditions as described in Section 1.11(d).

1.10 Closing Calculations. Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Closing Statement”) setting forth (a) a good faith calculation of the Company’s estimate of the Closing Indebtedness and Transaction Expenses, in each case, as of the Reference Time, and the resulting Merger Consideration and Per Share Price based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually approved by the Company and the Purchaser both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement. The Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

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1.11 Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a) Company Stock. Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock and Convertible Debt Exchange) will automatically be cancelled and cease to exist in exchange for the right to receive the Stockholder Merger Consideration, with each Company Stockholder being entitled to receive its Pro Rata Share of the Stockholder Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.12. Holders of Company Class B Common Stock shall receive shares of Purchaser Class V Common Stock for such shares of Company Class B Common Stock and all other holders of Company Stock shall receive Purchaser Class A Common Stock for their shares of Company Stock (subject to clause (b) below). Holders of Company Restricted Class A Common Stock shall receive Purchaser Class A Common Stock for such shares of Company Restricted Class A Common Stock, in each case subject to restrictions equivalent to the restrictions that applied to such holder’s Company Restricted Class A Common Stock. All shares of Company Preferred Stock will be treated on an as-converted to Company Common Stock basis. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.15 below).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d) Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by the Purchaser and automatically converted into an option for shares of Purchaser Class A Common Stock (each, an “Assumed Option”) pursuant to a notice to be prepared by the Company and reasonably accepted by the Purchaser during the Interim Period. Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Class A Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of Purchaser Class A Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. The Purchaser shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

(e) Company Warrants. Each Company Warrant (whether vested or unvested) that is issued and outstanding immediately prior to the Effective Time shall be assumed by Purchaser and automatically converted into a warrant for shares of Purchaser Class A Common Stock (each, an “Assumed Warrant”). Subject to the subsequent sentence, each Assumed Warrant will be subject to the same terms and conditions as the Company Warrant (except any references therein to the Company or Company Common Stock will instead mean the Purchaser and Purchaser Class A Common Stock, respectively). Each Assumed Warrant shall: (i) have the right to acquire a number of shares of Purchaser Class A Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock (with any Company Preferred Stock treated on an as-converted to Company Common Stock basis) which the Company Warrant had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Warrant (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Warrant. The Purchaser

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shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Purchaser Class A Common Stock for delivery upon the exercise of such Assumed Warrant.

(f) Other Company Convertible Securities. Any other Company Convertible Security other than a Company Option or Company Warrant, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

1.12 Surrender of Company Securities and Disbursement of Merger Consideration.

(a) Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of accepting each Letter of Transmittal. At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Stockholder Merger Consideration. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal in a form to be reasonably agreed by the Parties during the Interim Period (a “Letter of Transmittal”) for use in the exchange of Company Securities for the Stockholder Merger Consideration containing, among other terms, a general release and waiver of pre-Closing claims and customary representations and warranties.

(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the Stockholder Merger Consideration in respect of the Company Stock held by such Company Stockholder (excluding any Company Securities described in Sections 1.11(b) or 1.11(c)), as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. The Company Stock held by such Company Stockholder shall represent after the Effective Time for all purposes only the right to receive such portion of the Stockholder Merger Consideration attributable to such Company Stock.

(c) If any portion of the Stockholder Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the Company Stock is registered in the books and records of the Company immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) the recipient of such portion of the Stockholder Merger Consideration, or the Person in whose name such portion of the Stockholder Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iii) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Stock or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Company Stock. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Class A Common Stock with a record date after the Effective Time will be paid to the holders of any Company Stock that have not yet been surrendered with respect to the Purchaser Class A Common Stock to be issued upon surrender thereof until the holders of record of such Company Stock shall have surrendered such Company Stock by providing the applicable Transmittal Documents. Subject to applicable Law, following surrender of any such Company Stock by delivery of the applicable Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Class A Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Class A Common Stock.

(e) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the Stockholder Merger Consideration made available to the Exchange Agent pursuant to Section 1.12(a) that remains unclaimed by Company Stockholders two (2) years after the Effective Time shall be returned to the Purchaser, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for

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the applicable portion of the Stockholder Merger Consideration in accordance with this Section 1.12 prior to that time shall thereafter look only to the Purchaser for payment of the portion of the Stockholder Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) The Purchaser shall not issue Assumed Options for Company Options until it shall have received from each holder thereof (i) a duly executed Letter of Transmittal with respect to such Company Option, and (ii) a duly executed counterpart to the agreement for the Assumed Option, which among other matters will release the Company from its obligations with respect to the Company Option.

(g) The Purchaser shall not issue Assumed Warrants for Company Warrants until it shall have received from each holder thereof (i) a duly executed Letter of Transmittal with respect to such Company Warrant, and (ii) a duly executed counterpart to the agreement for the Assumed Warrant, which among other matters will release the Company from its obligations with respect to the Company Warrant.

(h) Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.13 Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Stockholder Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Stockholder Merger Consideration shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Stockholder Merger Consideration with respect to any Dissenting Shares.

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Article II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Purchaser Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Article III to which the relevance of such disclosure is reasonably apparent on its face), or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

3.1 Organization and Standing.

(a) The Purchaser is a company duly incorporated, validly existing and in good standing under the Laws of Delaware. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Each of the Purchaser and Merger Sub has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. Each of the Purchaser and Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

(b) Merger Sub was duly incorporated under the Laws of Delaware on February 7, 2022, and exists solely for the purposes of effecting the transactions that are the subject of this Agreement. Merger Sub is the wholly-owned subsidiary of the Purchaser and owns no assets and carries on no business independent of the Purchaser. Merger Sub’s only material obligations or commitments are obligations or commitments incident to its organization and administration and pursuant to this Agreement and the Ancillary Documents and transactions and matters contemplated hereby and thereby. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party and to perform its obligations hereunder and thereunder. This Agreement has been, and each Ancillary Document to which Merger Sub is a party shall be when delivered, duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.2 Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part

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of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. On or prior to the date of this Agreement, by resolutions adopted at a meeting duly called and held or by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Purchaser’s stockholders in accordance with the DGCL, (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL and the Purchaser’s and Merger Sub’s Organizational Documents, (iii) resolved to recommend that the Purchaser’s stockholders vote in favor of the approval of this Agreement, the Merger and the other Purchaser Stockholder Approval Matters in accordance with the DGCL and the Purchaser’s Organizational Documents (the “Purchaser Recommendation”) and (iv) directed that the other Purchaser Stockholder Approval Matters be submitted to the Purchaser’s stockholders for their approval and adoption. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent of the Enforceability Exceptions.

3.3 Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NYSE or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.4 Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which each is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.5 Capitalization.

(a) Prior to adoption of the Amended Purchaser Charter, the Purchaser is authorized to issue 44,000,000 shares of capital stock, par value $0.0001 per share, of which 43,000,000 shares are Purchaser Common Stock (with 36,000,000 shares being Purchaser Class A Common Stock and 7,000,000 shares being Purchaser Class B Common Stock), and 1,000,000 shares are Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities have been issued in violation of any applicable securities Laws.

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(b) Prior to giving effect to the merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c) Except as set forth in Schedule 3.5(a) or Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no stockholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(d) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). No Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(e) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC, (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of Purchaser’s auditors, or (C) the Purchaser’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters (clauses (A) through (C), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time

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they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and the Public Certifications are each true as of their respective dates of filing. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports. The Parties acknowledge and agree that any restatement, revision or other modification of the Purchaser Financials or the SEC Reports as a result of any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants are listed on the NYSE, (B) the Purchaser has not received any written deficiency notice from the NYSE relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on the NYSE and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of the NYSE.

(b) Except for any SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except for any SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser is not subject to any Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the Purchaser Financials or (ii) not material and that were incurred since the most recent Purchaser Financials in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any law).

3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth on Schedule 3.7, the Purchaser has (a) since its formation conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial business combination (as such term is used in the IPO Prospectus) (a “Business Combination”) as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, (b) not been subject to any event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Purchaser, and (c) since December 31, 2020 has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3(b) (without giving effect to any of the actions permitted by Section 5.19) if such action were taken on or after the date hereof without the consent of the Company.

3.8 Compliance with Laws. The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser. Except to the extent set forth in the SEC Reports, to its Knowledge, the Purchaser is not under investigation with respect to any material violation of any Law by any Governmental Authority.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of the Purchaser, threatened material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

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3.10 Taxes and Returns.

(a) The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.11 Employees and Employee Benefit Plans. Except as set forth on Schedule 3.11, Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $200,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

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3.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16 Investment Company Act. The Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17 Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18 Ownership of Stockholder Merger Consideration. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Stockholder Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19 Certain Business Practices.

(a) Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b) The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c) None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20 Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

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3.21 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or any of its Affiliates.

3.22 Trust Account. As of February 17, 2022, there is at least $201,249,530.00 held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Purchaser’s Organizational Documents and the IPO Prospectus. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The Purchaser has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of the Purchaser, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by the Purchaser to be inaccurate or that would entitle any Person (other than stockholders of the Purchaser holding Purchaser Class A Common Stock who shall have elected to redeem their shares of Purchaser Class A Common Stock pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. As of the date hereof, the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Purchaser on the Closing Date. There are no Actions pending with respect to the Trust Account. The Purchaser has not released any money from the Trust Account other than to pay Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement. As of the Effective Time, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate and the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of the Purchaser by reason of the consummation of the transactions contemplated herein. Following the Effective Time, no stockholder of the Purchaser is or shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of Purchaser Class A Common Stock for redemption pursuant to the Redemption (or pursuant to any redemption required in accordance with the extension of the Purchaser’s deadline to consummate its Business Combination) in compliance with the Purchaser’s Organizational Documents.

3.23 Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have

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made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

3.24 Financing. The Purchaser has executed Backstop Agreements between the Purchaser and the Backstop Investors for the Backstop Shares (the “Financing”). Each of the Backstop Agreements has been duly authorized, executed and delivered by the Purchaser and constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser, and, to the Knowledge of the Purchaser, the other parties thereto, in accordance with its terms, subject to the Enforceability Exceptions. True and complete original or signed copies of each of the Backstop Agreements have been delivered to the Company on or prior to the date hereof, and there are no conditions to closing of the transactions contemplated therein other than the conditions (if any) specifically stated therein.

3.25 No Other Representations. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules and the SEC Reports) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Purchaser or Merger Sub or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser and Merger Sub each hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser, Merger Sub or any of their respective Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser or Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser or Merger Sub.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Company Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Article IV to which the relevance of such disclosure is reasonably apparent on its face), the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where failure to be so qualified or licensed or in good standing can be cured without material cost or expense. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation

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of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. On or prior to the date of this Agreement, the Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by unanimous written consent (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders in accordance with the DGCL, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL and the Company’s Organizational Documents, (iii) directed that this Agreement and the other matters required for the Required Company Stockholder Approval be submitted to the Company’s stockholders for adoption and approval and (iv) resolved to recommend that the Company stockholders adopt and approve this Agreement and the other matters required for the Required Company Stockholder Approval (the “Company Recommendation”). The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

4.3 Capitalization.

(a) The Company is authorized to issue: (i) 800,000,000 shares of Company Class A Common Stock, of which 30,208 shares are issued and outstanding; (ii) 100,000,000 shares of Company Class B Common Stock, of which 2,000,000 shares are issued and outstanding; and (iii) 100,000,000 shares of Company Preferred Stock, of which 8,000,000 shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated 10,000,000 shares of Company Preferred Stock as Series A Preferred Stock, of which 8,000,000 shares are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.

(b) The Company has reserved 7,000,000 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Common Stock reserved for issuance under the Company Equity Plan, (w) 5,220,987 of such shares are reserved for issuance upon exercise of currently outstanding Company Options, (x) 208 of such shares are currently issued and outstanding that were issued upon exercise of Company Options previously granted under the Company Equity Plan, (y) 30,000 of such shares are currently issued and outstanding that were issued as restricted stock grants under the Company Equity Plan, and (z) 1,779,013 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to the Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 4.3(b) sets forth the beneficial and record owners of all outstanding Company Options (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than as set forth on Schedule 4.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company.

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Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise) (other than the rights of Company Options to be assumed in accordance with Section 1.11(d) and the rights of Company Warrants to be assumed in accordance with Section 1.11(e)).

(c) All of the 2021 Bridge Debentures, 2021 Bridge Warrants and 2021 Bridge Placement Agent Warrants have been amended pursuant to the terms of the 2021 Bridge Amendment. The 2021 Bridge Agreements, as amended by the 2021 Bridge Amendment, including each of 2021 Bridge Lock-Up Agreements is valid and enforceable in accordance with its terms with regard to each 2021 Bridge Investor in accordance with its terms and, effective as of the Closing, the 2021 Bridge Lock-Up Agreements shall be amended to join the same parties to the 2021 Bridge Lock-Up Agreements as are non-holder parties to the Lock-Up Agreements. Upon consummation of the Company Convertible Debt and Preferred Stock Exchange, all subsidiary guarantees pursuant to the 2021 Bridge Agreements and the 2022 Bridge Agreements shall be fully released, without further legal effect.

(d) Each Company Option intended to qualify as an “incentive stock option” under the Code so qualifies. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a share of Company Common Stock on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(e) Except as disclosed in the Company Financials, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4 Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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4.5 Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.

4.6 Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Target Companies, taken as a whole, or their respective abilities to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.7 Financial Statements.

(a) The Company has delivered to the Purchaser the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2020 and December 31, 2019, and the related consolidated audited income statements, changes in stockholders’ equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”) and (ii) the Company prepared and auditor reviewed financial statements, consisting of the consolidated balance sheet of the Target Companies as of December 31, 2021 (the “Balance Sheet Date”) and the related consolidated income statement, changes in stockholder equity and statement of cash flows for the twelve (12) months then ended (the “Draft December 31, 2021 Financial Statements” and, together with the Audited Company Financial Statements, and, when delivered in accordance with Section 5.4(a), the Final December 31, 2021 Financial Statements, the “Company Financials”). True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP (and, in the case of FOXO Life (as defined below), applicable statutory accounting principles established by the National Association of Insurance Commissioners (“SAP”)), consistently applied throughout and among the periods involved (except that unaudited statements delivered in accordance with Section 5.4(a) shall exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. Since December 31, 2021, except as required by applicable Law or U.S.

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GAAP (or SAP, with respect to FOXO Life), there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance in all material respects with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past five (5) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets forth the principal amounts with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

4.8 Absence of Certain Changes. Except as set forth on Schedule 4.8, since the Balance Sheet Date until the date hereof, each Target Company has (a) conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9 Compliance with Laws. No Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No

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Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11 Litigation. Except as described on Schedule 4.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12 Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $200,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $200,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $200,000 per year or $500,000 in the aggregate;

(viii) is with any Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $200,000;

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(x) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvi) is otherwise material to any Target Company and outside of the ordinary course of business and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $50,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and such Company IP Licenses describe all such Intellectual Property licenses under such Company IP Licenses. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid

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and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors. For each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor and, to the Knowledge of the Company, have been prepared without material defects in form or substance and are being prosecuted diligently in accordance with all duty of disclosure obligations. To the Knowledge of the Target Companies, all other Company Registered IP and material unregistered Intellectual Property owned or purported to be owned by a Target Company is valid and enforceable. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. To the Knowledge of the Company, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses for the business purposes that the Company has disclosed to the Purchaser is permitted under the terms of the Company IP Licenses. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid; all current applications to register any Copyrights, Patents and Trademarks owned by a Target Company that are pending are in good standing, are being diligently prosecuted and seek valid and enforceable rights; and the licensors of all Company IP Licenses have, to the Knowledge of the Company, obtained and recorded valid assignments to, or otherwise has the right to validly license, all Intellectual Property that is licensed to the Target Companies under the Company IP Licenses. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”). Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned by or licensed to the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than any applicable Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently or will be infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in connection with operating the business of any Target Company as presently conducted or contemplated to be conducted or in connection the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

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(e) All officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) are obligated to assign and have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to material third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, material cancellation, material termination, material suspension of, or material acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Immediately following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

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(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any material Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

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4.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect in all material respects. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

4.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 4.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are currently used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.

4.18 Employee Matters.

(a) No Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or key employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company. No material employee layoff, facility closure or shutdown (whether voluntary or by Law or Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Target Company employees has occurred since January 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures. Since January 1, 2019, no Target Company has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

(b) Each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a

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Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The Company has provided the Purchaser with a complete and accurate list as of January 31, 2022, of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), and (ii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2021. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d) Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-solicitation and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay a material amount in severance or a termination fee.

4.19 Benefit Plans.

(a) Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. Except as set forth on Schedule 4.19(a), no Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA.

(b) Each Company Benefit Plan is and has been operated in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) is funded through a trust exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Company, no fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting

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of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications between a Target Company or any Company Benefit Plan and any Governmental Authority and relating to a Company Benefit Plan within six (6) years preceding the date of this Agreement.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no Target Company nor any employee, officer or director thereof that is a fiduciary (under ERISA) with respect to such Company Benefit Plan has breached any of its fiduciary responsibilities, obligations or duties imposed on it by ERISA; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) nothing has occurred with respect to any Company Benefit Plan that has subjected or could reasonably be expected to subject any Target Company to any material penalty under Section 502 of ERISA or Section 4975 of the Code; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. To the Company’s Knowledge, no Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement with respect to any Target Company employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Each Company Benefit Plan constitutes, in any part, a “nonqualified deferred compensation pan” (as defined for purposes of Section 409A of the Code) is listed on Schedule 4.19(i) and has been , in all material respects, in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20 Environmental Matters. Except as set forth in Schedule 4.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

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(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

4.21 Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22 Company Insurance.

(a) Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or

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co-insurance programs. Since the Company’s formation, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company since the Company’s formation. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23 Insurance Industry Matters.

(a) Except as set forth in Schedule 4.23(a), no Consent, approval, Order or authorization of, or registration, declaration or filing with any Governmental Authority is required with respect to the Company’s Subsidiary FOXO Life Insurance Company (“FOXO Life”) in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby.

(b) As set forth in Schedule 4.23(b), approval of the Arkansas Department of Insurance is not required for the Amended and Restated Reinsurance Agreement between Memorial Insurance Company of America and Security National Life Insurance Company.

(c) FOXO Life holds all Permits, Consents and Orders which are necessary for the conduct or operation of its business as an insurance company (“Insurance Authorizations”). FOXO Life is in compliance in all material respects with the terms of such Insurance Authorizations and all applicable insurance Laws and other Laws relating to the conduct or operation of an insurance company (“Insurance Laws”). To the Knowledge of the Company, no event has occurred since January 1, 2018 that reasonably would be expected to constitute a material default or material violation of any Insurance Authorizations. All of the material Insurance Authorizations are in full force and effect, and there are no Actions pending or, to the Knowledge of the Company, threatened that assert any violation of any Insurance Authorizations or Insurance Laws or seek revocation, cancellation, suspension, limitation or adverse modification of any Insurance Authorizations and no written or, to the Knowledge of the Company, oral notice has been received by FOXO Life or the Company that FOXO Life it is not in material compliance with, or has violated any Insurance Authorizations or Insurance Laws or imposing any condition, limitation, modification, cancellation or termination of any Insurance Authorizations. FOXO Life transacts the business of insurance only in those jurisdictions where it is authorized by the Laws of the relevant jurisdiction.

(d) Except as disclosed in Schedule 4.23(d), (i) FOXO Life has filed all material reports, statements, registrations, filings or submissions required to be filed with any Governmental Authority since January 1, 2018 and no material deficiencies have been asserted in writing by any Governmental Authority since January 1, 2018 with respect to any such reports, statements, registrations, filings and submissions that have not been cured or otherwise resolved or are no longer being pursued by such Governmental Authority, and (ii) FOXO Life is not subject to a pending or, to the Knowledge of the Company, threatened financial or market conduct examination or investigation by any Governmental Authority. FOXO Life has adopted and implemented policies, procedures, training and programs reasonably designed to ensure that its directors, officers, employees, agents, brokers, producers and marketing organizations and similar entities with which it does business are in compliance with all applicable Laws.

(e) To the Knowledge of the Company, each agent, broker, insurance intermediary or producer engaged on behalf of FOXO Life (each a “Producer”), (i) complies with all applicable Laws in all material respects regarding such Producer’s authority to engage in the type of insurance activities in which such Producer is engaged on behalf of FOXO Life, (ii) is duly licensed or authorized, including the marketing, sale or issuance of any policy, in each jurisdiction in which such Producer places policies, and (iii) is duly authorized and appointed by FOXO Life pursuant to applicable Laws in all material respects.

(f) FOXO Life has filed all annual and quarterly statements, together with all exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, required to be filed with or submitted to the Arkansas Department of Insurance and which is required by any Governmental Authority on forms prescribed and permitted by such Governmental Authority, except for such

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failures to file that individually or in the aggregate would not reasonably be expected to be material to FOXO Life. The Company has made available to the Purchaser true and complete copies of the annual financial statements as filed with the Arkansas Department of Insurance for FOXO Life for the periods beginning January 1, 2018 through the date hereof, and any quarterly statements filed with the Arkansas Department of Insurance for FOXO Life for the quarterly periods ending March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021, each in the form (including exhibits, annexes and any amendments thereto) filed with the Arkansas Department of Insurance and any examination reports of any Governmental Authority received by FOXO Life on or after January 1, 2018 and through the date hereof.

(g) FOXO Life’s financial statements, including the notes thereto, were prepared in conformity with accounting practices prescribed or permitted by the Arkansas Department of Insurance, in each case, consistently applied for the periods covered thereby and present fairly the financial position of FOXO Life as at the respective dates thereof in the operation of FOXO Life for the respective periods then ended. Such financial statements complied in all material respects with all applicable Laws when filed, and no material deficiencies have been asserted by the Arkansas Department of Insurance with respect to any financial statements. The reserves reported in FOXO Life’s financial statements (i) were determined to be within a reasonable range of estimates determined in accordance with generally accepted actuarial standards and (ii) are fairly stated in accordance with sound actuarial principles and applicable statutory accounting principles, except as would not individually or in the aggregate, be reasonably likely to be material to FOXO Life.

(h) All policies, binders, slips, certificates and other agreements of insurance, whether individual or a group, in effect as of the date hereof (including all applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are issued by FOXO Life and any and all marketing materials are, to the extent required under applicable Insurance Laws, on forms and rates approved by the Governmental Authority of the jurisdiction where issued or, to the extent required by applicable Laws, have been filed with and not objected to by such Governmental Authority within the period provided for objection.

(i) FOXO Life is entitled to take full credit on its financial statements pursuant to Insurance Laws for all reinsurance and co-insurance ceded pursuant to any reinsurance or co-insurance agreements. Except as set forth in Schedule 4.23(i), FOXO Life has no reinsurance agreements of either assumed or ceded reinsurance in force as of the date hereof or for which there remains any outstanding liability or recoverables.

(j) Except as disclosed in Schedule 4.23(j), FOXO Life, as of the date hereof, has no material Contracts, agreements or other instruments other than any insurance policies issued by FOXO Life. FOXO Life is a “clean shell” except for policies reinsured.

(k) Except as set forth in Schedule 4.23(k), the Company and FOXO Life each has filed with the Arkansas Department of Insurance, and received approval where appropriate, of all transactions required by the Arkansas Insurance Holding Company Regulatory Act.

4.24 Top Suppliers. Schedule 4.24 lists, by dollar volume paid for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through the Balance Sheet Date, the five (5) largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such Top Suppliers are good commercial working relationships and (i) no Top Supplier within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened, to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company, (iii) to the Company’s Knowledge, no Top Supplier intends to seek to exercise any remedy against any Target Company, and (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier.

4.25 Certain Business Practices.

(a) No Target Company, nor any of their respective officers or directors, nor, to the Knowledge of the Company, any of their other Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign

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or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective officers or directors, nor, to the Knowledge of the Company, any of their other Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder in all material respects and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26 Investment Company Act. No Target Company is an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.27 Finders and Brokers. Except as set forth on Schedule 4.27, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.28 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.29 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

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4.30 No Other Representations. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Target Companies or their respective business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaims any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article IV (as modified by the Company Disclosure Schedules) or in an Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser, Merger Sub or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser, Merger Sub or any of their respective Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Target Companies.

Article V
COVENANTS

5.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2 Conduct of Business of the Company.

(a) Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees in all material respects, and (iii) take all

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commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that neither the exercise or settlement of any Company Option under the Company Equity Plan, in accordance with its terms, nor the exercise of any Company Warrant or conversion of any other Convertible Securities, in each case in accordance with its terms, shall require the consent of the Purchaser and provided, further, that, during the Interim Period, the Company shall be authorized to grant Company Options exercisable for up to the number of shares of Company Class A Common Stock set forth in Schedule 5.2(b)(ii), provided that any such grants are made only to current Company employees or new hires on terms substantially equivalent to then-outstanding Company Options and are made on or prior to the date that the first amendment to the Registration Statement (defined below) is filed by the Company with the SEC;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $200,000 individually or $500,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $200,000 individually or $500,000 in the aggregate; provided, however, that, for purposes of this Section 5.2(b)(iv), the Company may enter into and consummate additional 2022 Bridge Debentures through the 2022 Bridge Financing End Date;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP (or SAP, in the case of FOXO Life);

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

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(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary that is not directly or indirectly wholly-owned by the Company or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP (or SAP, with respect to FOXO Life) and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate) other than in the ordinary course of business;

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan or otherwise in the ordinary course of business (other than as permitted by Section 5.2(b)(iv));

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into any agreement or arrangement or take any of the actions described in Schedule 5.2(xxiii);

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(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv) authorize or agree to do any of the foregoing actions.

(c) Further, the Company agrees to use best efforts to deliver to the Purchaser duly executed copies of each of the agreements set forth on Schedule 5.2(c) as promptly as possible after the date hereof and in any event prior to the Effective Date.

5.3 Conduct of Business of the Purchaser.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents as required by applicable Law (including COVID-19 Measures), the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees in all material respects, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (or as contemplated by the Financing), as required by applicable Law (including COVID-19 Measures) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law or as approved by the Purchaser’s stockholders in accordance with the Purchaser’s Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that the Purchaser may issue up to an aggregate of 1,000,000 shares of Purchaser Class A Common Stock pursuant to the Backstop Agreements and may issue other securities pursuant to the terms of any additional Financing Agreements entered into in accordance with Section 5.19, as applicable;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including the Financing and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”));

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(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract or enter into any Contract that would be a Purchaser Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

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5.4 Annual and Interim Financial Statements.

(a) The Company shall use its commercially reasonable efforts to provide the Purchaser on or prior to February 28, 2022 with audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto) as of December 31, 2021, consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021, and the related consolidated audited income statements, changes in stockholders’ equity and statements of cash flows for the fiscal year then ended, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Final December 31, 2021 Financial Statements”), provided, however, that a withholding of the Company’s PCAOB qualified auditor’s consent to the inclusion of the Final December 31, 2021 Financial Statements in the Registration Statement (as defined below) until such time as the Registration Statement is ready to be filed with the SEC shall not be deemed a violation of this Section 5.4.

(b) Additionally, during the Interim Period, within thirty (30) calendar days following the end of each three-month calendar quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Company financial information reasonably requested by the Purchaser for inclusion in the Proxy Statement and any other filings to be made by the Purchaser with the SEC.

5.5 Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants on the NYSE; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to continue to list on the NYSE only the Purchaser Class A Common Stock and the Purchaser Public Warrants.

5.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

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(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) During the Interim Period, the board of directors of the Purchaser, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Purchaser Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Purchaser; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Purchaser to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring Purchaser to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Purchaser; (vi) fail to re-affirm the Purchaser Recommendation at the written request of the Company within five (5) Business Days of such request; (vi) fail to include the Purchaser Recommendation in the Registration Statement and Proxy Statement; or (vii) resolve or agree in writing to do any of the foregoing. Nothing contained in this Agreement shall prohibit the Purchaser or the board of directors of the Purchaser or any committee thereof from (x) taking and disclosing to the Purchaser’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the Purchaser’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes an Acquisition Proposal to the provisions of this Section 5.6.

(e) During the Interim Period, the board of directors of the Company, or any committee thereof, shall not: (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation; (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Transaction with respect to the Company; (iii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company to execute or enter into, any agreement related to an Alternative Transaction; (iv) enter into any agreement, letter of intent, or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby; (v) fail to recommend against any Alternative Transaction with respect to the Company; (vi) fail to re-affirm the Company Recommendation at the written request of the Purchaser within five (5) Business Days of such request; (vi) fail to include the Company Recommendation in any solicitation materials that its prepares or sends to Company Security Holders; or (vii) resolve or agree in writing to do any of the foregoing.

5.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and the NYSE promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii)

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any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement, including taking the actions set forth on Schedule 5.9(a)(i). Further, the Company shall use commercially reasonable efforts to take all actions as may be necessary to comply with the requirement set forth in Schedule 5.9(a)(ii) as promptly as reasonably practicable following receipt by the Company of proceeds from additional Company Convertible Debt Agreements entered into in accordance with Section 5.2(iv).

(b) In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense (subject to the last sentence of Section 7.3 with respect to Antitrust Expenses), with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to

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the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any other Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Purchaser Class A Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of the Purchaser’s stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any securities in connection with the Financing and any other applicable securities), by the holders of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and

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the rules and regulations of the SEC and the NYSE; (ii) the adoption and approval of the Amended Purchaser Charter; (iii) the adoption and approval of a new equity incentive plan in substantially the form attached as Exhibit F hereto (the “Incentive Plan”), which will provide for awards for a number of shares of Purchaser Common Stock equal to ten percent (10%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption); (iv) the adoption and approval of a new earnout incentive plan in substantially the form attached as Exhibit G hereto (the “Management Contingent Share Plan”), pursuant to which the Purchaser will issue at the Closing ten million (10,000,000) shares of Purchaser Class A Common Stock (the “Management Contingent Shares”) to certain members of Target Company management and certain strategic partners of the Target Companies as set forth in the Management Contingent Share Plan, in each case, subject to transfer restrictions and forfeiture by the applicable participants should certain milestones provided therein not be met within the period of time after the Closing as set forth in the Management Contingent Share Plan; (v) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.16 hereof; (vi) the approval of amendment to the Insider Letter, effective upon the Closing, to reduce the Founder Shares Lock-up Period set forth in clause (A) of Section 7(a) thereof from one year after the completion of the Business Combination to six months after the completion of the Business Combination (the “Insider Letter Amendment Approval”); (vii) such other matters as the Purchaser, in consultation with the Company, shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (vii), collectively, the “Purchaser Stockholder Approval Matters”); and (viii) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and the NYSE. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c) Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

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(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Purchaser shall comply with all applicable Laws, any applicable rules and regulations of the NYSE, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”) or seek approval by an action by written consent, and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15 Confidential Information.

(a) The Company hereby agrees that, during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser

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Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination (and continuing with respect to Company Confidential Information that is a Trade Secret so long as such Trade Secret is protectable under applicable Law), becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of at least seven (7) individuals. As promptly as practicable after the date hereof, the Parties shall take all necessary action to designate and nominate to the Post-Closing Purchaser Board persons that are mutually agreed upon by the Company and the Purchaser acting reasonably (the “Directors”), at least a majority of whom shall be required to qualify as independent directors under the NYSE rules. Subject to resignations provided by the Company’s directors, the board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing or shall have such other composition as reasonably

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agreed between the Purchaser and the Company during the Interim Period. At or prior to the Closing, the Purchaser will provide each Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Director, to be effective upon the Closing (or if later, such Director’s appointment).

(b) The Parties shall take all action necessary, including causing the executive officers of the Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of the Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.17 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser or Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser and Merger Sub to the extent permitted by applicable Law. The provisions of this Section 5.17 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Purchaser D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the Purchaser D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the Purchaser D&O Tail Insurance.

(c) For the benefit of the Company’s and its Subsidiary’s directors, managers and officers, the Company shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the Company D&O Tail Insurance in full force and effect from and after the Closing, and continue to honor the obligations thereunder, and the Purchaser shall from and after the Closing timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

5.18 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from the Financing shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriters and any legal fees) of the IPO and (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iii) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

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5.19 Financing. Without limiting anything to the contrary contained herein, during the Interim Period, the Purchaser may, but shall not be required to, enter into additional financing agreements (any such agreements, together with the Backstop Agreements, the “Financing Agreements”) on such terms as the Purchaser and the Company shall reasonably agree (with the Company’s agreement thereto not to be unreasonably withheld, conditioned or delayed) and, if requested by the Purchaser, the Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with such additional Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser). Except to the extent permitted pursuant to the terms of the Backstop Agreements or otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or the Purchaser, the Purchaser shall not (i) reduce the number of Backstop Shares under any Backstop Agreement or reduce or impair the rights of the Purchaser under any Backstop Agreement or (ii) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Backstop Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Backstop Agreements have been satisfied, the Purchaser shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Backstop Agreements on the terms described therein.

5.20 NYSE Listing.

(a) During the Interim Period, the Purchaser shall use its commercially reasonable efforts to ensure that Purchaser remains listed as a public company on, and for shares of Purchaser Class A Common Stock and Purchaser Public Warrants to be listed on the NYSE.

(b) Purchaser shall use its commercially reasonable efforts to cause the Purchaser Class A Common Stock to be issued in connection with the transactions to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

Article VI
CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement (other than the Insider Letter Amendment Approval) shall have been approved by the requisite vote of the stockholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (excluding, for the avoidance of doubt, the Insider Letter Amendment Approval, the “Required Purchaser Stockholder Approval”).

(b) Required Company Stockholder Approval. The Company Special Meeting or action by written consent, as applicable, shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting or written consent, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority, including as set forth in Schedule 6.1(d) (collectively, “Regulatory Approvals”), in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

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(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) NYSE. The Purchaser Class A Common Stock to be issued in connection with the transactions shall have been approved for listing on the NYSE, subject to official notice of issuance.

(h) Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.16.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

6.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b) Agreements and Covenants. The Purchaser shall have performed, in all material respects, all of the Purchaser’s obligations and complied, in all material respects, with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d) Purchaser Charter Amendment. At or prior to the Closing, the Amended Purchaser Charter shall have been filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii) Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

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(iii) Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

6.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement, Employment Agreement and Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Closing Deliveries.

(i) Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c)

(ii) Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

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(v) Employment Agreements. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth Schedule 6.3(e)(v) hereto and the applicable Target Company or the Purchaser, as noted in Schedule 6.3(e)(v) (collectively, the “Employment Agreements”), each such employment agreement duly executed by the parties thereto.

(vi) Transmittal Documents. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(vii) Company Convertible Securities. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and cancelled in full any outstanding Company Convertible Securities (other than Company Options) or commitments therefor.

(viii) Registered Agent Letter. The Purchaser shall receive a copy of the letter, executed by all parties thereto, in the agreed form, to the Delaware registered agent of the Company from the client of record of such registered agent instructing it to take instruction from the Purchaser (or its nominees) from Closing.

(ix) Termination of Certain Contracts. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 6.3(e)(ix) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

(x) Third Party Agreements. The Purchaser shall have received a copy of each of the agreements set forth on Schedule 6.3(x), duly executed by the parties listed thereon.

(xi) Resignations. The Purchaser shall have received written resignations effective as of the Closing, of each of the directors and officers of the Company as requested by the Purchaser prior to the Closing.

6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VII
TERMINATION AND EXPENSES

7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by the five (5) month anniversary of the date of this Agreement (the “Original Outside Date,” as such date may be extended pursuant to clause (A) or clause (B) below, as applicable, the “Outside Date”)(provided, that (A) if Purchaser seeks and obtains one or more Extensions, Purchaser shall have the right by providing written notice thereof to the Company to extend the Original Outside Date for additional periods equal to the shortest of (i) five (5) additional months in the aggregate, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to the latest of any such Extensions, (iii) such period as determined by Purchaser, and (iv) September 25, 2022 and provided, further, that (B) if, on or prior to the Outside Date, the SEC has not declared the Registration Statement effective or any of the Regulatory Approvals have not been obtained, the Outside Date shall be automatically extended to the later of one (1) month from the Outside Date or one (1) month from the date of most recent submission to the SEC or relevant Governmental Authority, as applicable); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

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(c) by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f) by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is uncured and continuing;

(g) by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(h) by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

7.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3 Fees and Expenses. Subject to Sections 8.1 and 9.16, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and
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all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses. Notwithstanding the foregoing, the Purchaser and the Company each agree to each be responsible for fifty percent (50%) of all filing fees and expenses under any applicable Antitrust Laws, including the fees and expenses relating to any pre-merger notification required the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (“Antitrust Expenses”).

Article VIII
TRUST WAIVER

8.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its Business Combination or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within eighteen (18) months after the closing of the IPO, subject to extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law. To the extent that the Company or any of its Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, the Company hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company and its Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely. Notwithstanding the foregoing, (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief (but excluding (i) restitution, disgorgement or other equitable relief to the extent affecting funds in the Trust Account or (ii) funds released from the

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Trust Account to the Public Stockholders or any assets purchased or acquired with such funds) in connection with the consummation of the transactions contemplated hereby (including a claim for Purchaser to specifically perform its obligations under this Agreement) so long as such claim would not affect Purchaser’s ability to fulfill its obligation to effectuate the Redemptions, and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds, but excluding distributions to Public Stockholders).

Article IX
MISCELLANEOUS

9.1 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

9.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser, Merger Sub or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

9.3 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
Delwinds Insurance Acquisition Corp.	Ellenoff Grossman & Schole LLP
One City Centre	1345 Avenue of the Americas, 11th Floor
1021 Main Street, Suite 1960	New York, New York 10105
Houston, TX 77002	Attn:	Stuart Neuhauser, Esq.
Attn: Andrew J. Poole		Matthew A. Gray, Esq.
Telephone: (713) 337-4077	Facsimile No.: (212) 370-7889
Email: andrew@delwinds.com	Telephone No.: (212) 370-1300
	Email:	sneuhauser@egsllp.com
mgray@egsllp.com

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If to the Purchaser Representative, to:	with a copy (which will not constitute notice) to:
DIAC Sponsor LLC	Ellenoff Grossman & Schole LLP
One City Centre	1345 Avenue of the Americas, 11th Floor
1021 Main Street, Suite 1960	New York, New York 10105
Houston, TX 77002	Attn:	Stuart Neuhauser, Esq.
Attn: Andrew J. Poole		Matthew A. Gray, Esq.
Telephone: (713) 337-4077	Facsimile No.: (212) 370-7889
Email: andrew@delwinds.com	Telephone No.: (212) 370-1300
	Email:	sneuhauser@egsllp.com
mgray@egsllp.com
If to the Company or the Surviving Corporation, to:	with a copy (which will not constitute notice) to:
FOXO Technologies Inc.	Mitchell Silberberg & Knupp LLP
220 S. 6th St., Suite 1200	2049 Century Park East, 18th Floor
Minneapolis, MN 55402	Los Angeles, CA 90067
Attn: Michael Will, General Counsel	Attn:	Nimish Patel, Esq.
Telephone No.: (612) 562-9447		Blake J. Baron, Esq.
Email: mwill@foxotechnologies.com	Facsimile No.: (310) 312-3100
Telephone No.: (310) 312-2000
	Email:	nxp@msk.com
bjb@msk.com

and

Stinson LLP
50 South Sixth Street, 26th Floor
Minneapolis, MN 55402
	Attn:	Jill Radloff, Esq.
Facsimile No.: (612) 335-1657
Telephone No.: (612) 335-1500
	Email:	jill.radloff@stinson.com
If to the Purchaser after the Closing, to:	with a copy (which will not constitute notice) to:
FOXO Technologies Inc.	Mitchell Silberberg & Knupp LLP
220 S. 6th St., Suite 1200	2049 Century Park East, 18th Floor
Minneapolis, MN 55402	Los Angeles, CA 90067
Attn: Michael Will, General Counsel	Attn:	Nimish Patel, Esq.
Telephone No.: (612) 562-9447		Blake J. Baron, Esq.
Email: mwill@foxotechnologies.com	Facsimile No.: (310) 312-3100
and	Telephone No.: (310) 312-2000
the Purchaser Representative	Email:	nxp@msk.com
bjb@msk.com

and

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Stinson LLP
50 South Sixth Street, 26th Floor
Minneapolis, MN 55402
Attn:	Jill Radloff, Esq.
Facsimile No.: (612) 335-1657
Telephone No.: (612) 335-1500
Email:	jill.radloff@stinson.com

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:	Stuart Neuhauser, Esq.
Matthew A. Gray, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
Email:	sneuhauser@egsllp.com
mgray@egsllp.com

9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.5 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.17, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.6 Arbitration. Any and all disputes, controversies and claims (other than applications for specific performance, a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.6) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents

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and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.7 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 9.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.3. Nothing in this Section 9.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.8 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.10 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.11 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, and the Purchaser Representative.

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9.12 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.13 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.14 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

Annex A-54

9.15 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.16 Purchaser Representative.

(a) The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints DIAC Sponsor LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction; and (v) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Purchaser Representative shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.16 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b) The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.16 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

Annex A-55

9.17 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article X
DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“2021 Bridge Agreements” means, collectively, the 2021 Bridge SPA, 2021 Bridge Debentures, 2021 Bridge Warrants, 2021 Placement Agent Warrants, 2021 Bridge Lock-Up Agreements and all other agreements related to the 2021 Bridge Financing.

“2022 Bridge Agreements” means, collectively, the Stock Purchase Agreements, 2022 Bridge Debentures and all other agreements related to the 2022 Bridge Financing, whether entered into on prior to the date of this Agreement or thereafter, in accordance with the terms hereof and thereof.

“2021 Bridge Debentures” means the 12.5% Original Issue Discount Convertible Debentures, as may be amended, modified or supplemented from time to time in accordance with their terms, issued by the Company between January and March, 2021.

“2022 Bridge Debentures” means the 10% Original Issue Discount Convertible Debentures, as may be amended, modified or supplemented from time to time in accordance with their terms, issued by the Company between February 2022 and the 2022 Bridge Financing End Date, in the maximum aggregate amount set forth on Schedule 10.1(a).

“2021 Bridge Financing” means the issuance by the Company of the 2021 Bridge Debentures and, concurrently, the 2021 Bridge Warrants.

“2022 Bridge Financing” means the issuance by the Company of the 2022 Convertible Bridge Debentures.

“2022 Bridge Financing End Date” means February 28, 2022, unless extended to March 31, 2022 by the Company in accordance with the terms of the 2022 Bridge Agreements.

“2021 Bridge Investors” means the holders of the 2021 Bridge Debentures, in connection with the 2021 Bridge Financing.

Annex A-56

“2021 Bridge Lock-Up Agreements” means the lock-up agreements entered into by the 2021 Bridge Investors in connection with the 2021 Company Bridge Financing.

“2021 Bridge Placement Agent Warrants” means the warrants to purchase Company Class A Common Stock issued to the Company’s placement agent, or its designees, in connection with the 2021 Bridge Financing.

“2021 Bridge SPA” means the Stock Purchase Agreement, dated as of January 25, 2021, between the Company and the investors in the 2021 Bridge Financing.

“2021 Bridge Warrants” means the warrants to purchase Company Class A Common Stock issued to the holders of the 2021 Bridge Debentures in connection with the 2021 Bridge Financing.

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent.

“Bridge Amendment” means that certain amendment to the 2021 Bridge Agreements by and between the Company and the Requisite 2021 Bridge Investors providing that, among other things, at the Closing, to the extent outstanding as of immediately prior to the Effective Time, (i) the 2021 Bridge Debentures shall automatically convert into shares of Company Class A Common Stock in accordance with the Company Preferred Stock and Convertible Debt Exchange and (ii) the 2021 Bridge Warrants and 2021 Bridge Placement Agent Warrants shall be treated as set forth in Section 1.11(e).

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Indebtedness” means the aggregate amount of all Indebtedness of the Target Companies as of the Reference Time on a consolidated basis and as determined in accordance with the Accounting Principles.

Annex A-57

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company Class A Common Stock” means the Class A common stock, par value $0.00001 per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.00001 per share, of the Company.

“Company Common Stock” means, collectively, the shares of Company Class A Common Stock and the Company Class B Common Stock.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Debt” means the outstanding obligations of the Target Companies under the Company Convertible Debt Agreements.

“Company Convertible Debt Agreements” means the 2021 Bridge Agreements, as amended by the Bridge Amendment, and the 2022 Bridge Financing Agreements.

“Company Convertible Securities” means, collectively, the Company Options and any other options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Equity Plan” means FOXO Technologies, Inc. 2020 Equity Incentive Plan.

“Company Option” means an option to purchase Company Stock that was granted pursuant to the Company Equity Plan.

“Company Preferred Stock” means the preferred stock, par value $0.00001 per share, of the Company.

“Company Restricted Class A Common Stock” means the 30,000 shares of Company Class A common stock issued to an executive of the Company pursuant to the Company Equity Plan that are subject to vesting terms and other restrictions of a restricted stock grant agreement.

“Company Securities” means, collectively, the Company Stock, the Company Options and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock and the Company Preferred Stock.

“Company Stockholders” means, collectively, the holders of Company Stock.

“Company Warrants” means the warrants to purchase Company Stock, as amended pursuant to the Bridge Amendment.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

Annex A-58

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

Annex A-59

“Excess Transaction Expenses” means any Transaction Expenses, as determined as of the Reference Time in accordance with Section 1.10, in excess of $7,500,000.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Company Preferred Stock and Convertible Debt Exchange or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis and (b) treating all outstanding Company Convertible Securities as fully vested and as if the Company Convertible Security had been exercised as of the Effective Time, but excluding any Company Securities described in Section 1.11(b).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien (other than a Permitted Lien) on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness described in clauses (a) through (h) above of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Insider Letter” means the letter agreement, dated as of December 20, 2020, by and among the Purchaser, the IPO Underwriters as representatives of the several underwriters, the Sponsor and certain other directors, officers or advisors of the Purchaser party thereto.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of December, 10, 2020 and filed with the SEC on December, 11, 2020 (File No. 333-248753).

“IPO Underwriters” means Cantor Fitzgerald & Co. and RBC Capital Markets, LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

Annex A-60

“Knowledge” means, with respect to (i) the Company, the actual knowledge of Jon R. Sabes, Robby Potashnick, or Michael Will, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party, after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any facts, events, occurrences, changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets (including changes in the credit, debt, securities and capital markets) or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), natural disaster or pandemic (including COVID-19) or the worsening thereof; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) the announcement or pendency of the transactions contemplated by this Agreement (including the Merger) (provided that this clause (vi) shall not apply to any representation or warranty to the extent such representation or warranty relates to the consequences resulting from the execution, announcement, performance or existence of this Agreement); and (vii), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent (and only to the extent) that such event, occurrence, fact, condition, or change has an adverse disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

Annex A-61

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“NYSE” means the New York Stock Exchange.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means an amount equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal to (i) the portion of the Stockholder Merger Consideration payable by the Purchaser to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Stockholder Merger Consideration payable by the Purchaser to all Company Stockholders in accordance with the terms of this Agreement.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class V Common Stock” means the shares of Class V common stock, par value $0.0001 per share, of the Purchaser, to be created and authorized pursuant to the Amended Purchaser Charter, which shares of Purchaser Class V Common Stock shall be identical to the Purchaser Class A Common Stock except that shares of Purchaser Class V Common Stock shall be entitled to ten (10) votes per share on all matters to be voted on by the

Annex A-62

holders of the Purchaser Common Stock, and subject to conversion to shares of Purchaser Class A Common Stock (initially upon a one-for-one basis) upon certain transfers and other instances as set forth in the Amended Purchaser Charter.

“Purchaser Common Stock” means, collectively, the shares of Purchaser Class A Common Stock, the Purchaser Class B Common Stock and, upon adoption of the Amended Purchaser Charter, the Purchaser Class V Common Stock. For the avoidance of doubt, any reference in this Agreement to Purchaser Common Stock from and after the Closing shall mean the Purchaser Class A Common Stock or the Purchaser Class V Common Stock, as applicable.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Private Units” means the units issued by Purchaser in a private placement to the Sponsor at the time of the consummation of the IPO consisting of one (1) share of Purchaser Class A Common Stock and one-half (½) of one Purchaser Private Warrant.

“Purchaser Private Warrants” means one (1) whole warrant that was included in as part of each Purchaser Private Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one-half (½) of one Purchaser Public Warrant.

“Purchaser Public Warrants” means one (1) whole redeemable warrant that was included in as part of each Purchaser Public Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Units” means Purchaser Private Units and Purchaser Public Units, collectively.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Redemption Price” means an amount equal to the price at which each share of Purchaser Class A Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

Annex A-63

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite 2021 Bridge Investors” means the holders of 50.01% in interest of the 2021 Bridge Debentures based on the initial subscription amounts thereunder.

“SAP” means statutory accounting principles and methodologies applicable to U.S. insurance companies.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is an executive officer or director of the Company or (ii) whose name is set forth on Schedule 10.1(b).

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means DIAC Sponsor LLC.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

Annex A-64

“Threshold Amount” means $10,000,000, subject to reduction (up to a maximum of $5,000,000) for (i) any agreed upon reduction of the deferred underwriting fee owed to the IPO Underwriters or satisfaction of such obligations by the issuance of shares of Purchaser Common Stock, in lieu of cash, or (ii) any unsecured convertible debt of the Company that is issued by the Company subject to the terms and conditions specified in the Backstop Agreements.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of Purchaser Class A Common Stock are actually traded on the principal securities exchange or securities market on which the Purchaser Class A Common Stock are then traded.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (iii) the Company’s portion of any Antitrust Expenses in accordance with Section 7.3 that have not been paid prior to the Closing, and (iv) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Purchaser, Merger Sub or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of December 10, 2020, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

Annex A-65

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar federal, state, local or foreign Laws.

10.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
AAA Procedures	9.6
Acquisition Proposal	5.6(a)
Agreement	Preamble
Alternative Transaction	5.6(a)
Amended Purchaser Charter	1.7
Antitrust Expenses	7.3
Antitrust Laws	5.9(b)
Assumed Option	1.11(d)
Assumed Warrant	1.11(e)
Audited Company Financials	4.7(a)
Backstop Agreement	Recitals
Backstop Investors	Recitals
Backstop Shares	Recitals
Balance Sheet Date	4.7(a)
Bridge Amendment	Recitals
Business Combination	3.7
Certificate of Merger	1.2
Closing	2.1
Closing Date	2.1
Closing Filing	5.14(b)
Closing Press Release	5.14(b)
Closing Statement	1.10
Company	Preamble
Company Benefit Plan	4.19(a)
Company D&O Tail Insurance	5.17(c)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(d)
Company IP Licenses	4.13(a)
Company Material Contracts	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Preferred Stock and Convertible Debt Exchange	1.8
Company Real Property Leases	4.15
Company Recommendation	4.2
Company Registered IP	4.13(a)
Company Special Meeting	5.13
Conversion Ratio	1.9
D&O Indemnified Persons	5.17(a)
DCGL	Recitals
Directors	5.16(a)
Dispute	9.6
Dissenting Shares	1.15
Dissenting Stockholder	1.15
Draft December 31, 2021 Financial Statements	4.7(a)

Annex A-66

Term	Section
Effective Time	1.2
EGS	2.1
Employment Agreements	6.3(e)(v)
Enforceability Exceptions	3.1(b)
Environmental Permits	4.20(a)
Exchange Agent	1.12(a)
Expenses	7.3
Extension	5.3(a)
Extension Expenses	5.3(a)(iv)
Federal Securities Laws	5.7
Final December 31, 2021 Financial Statements	5.4(a)
Financing…………………………….	3.24
Financing Agreements	5.19
FOXO Life	4.23(a)
Incentive Plan	5.12(a)
Insider Letter Amendment Approval	5.12(a)
Insurance Authorizations	4.23(c)
Insurance Laws	4.23(c)
Interim Period	5.1(a)
Investors	Recitals
Letter of Transmittal	1.12(a)
Lock-Up Agreement	Recitals
Management Contingent Share Plan	5.12(a)
Management Contingent Shares	5.12(a)
Merger	Recitals
Merger Consideration	1.9
Merger Sub	Preamble
Non-Competition Agreement	Recitals
Non-Redemption Agreement	Recitals
Non-Redemption Investors	Recitals
Non-Redemption Shares	Recitals
OFAC	3.19(c)
Off-the-Shelf Software	4.13(a)
Original Outside Date	7.1(b)
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
Post-Closing Purchaser Board	5.16(a)
Producer	4.23(e)
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Stockholders	8.1
Purchaser	Preamble
Purchaser D&O Tail Insurance	5.17(b)
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Material Contract	3.13(a)
Purchaser Recommendation	3.2
Purchaser Representative	Preamble
Purchaser Representative Documents	9.16(a)

Annex A-67

Term	Section
Purchaser Stockholder Approval Matters	5.12(a)
Purchaser Special Meeting	5.12(a)
Redemption	5.12(a)
Registration Statement	5.12(a)
Regulatory Approvals	6.1(d)
Related Person	4.21
Released Claims	8.1
Required Company Stockholder Approval	6.1(b)
Required Purchaser Stockholder Approval	6.1(a)
Resolution Period	9.6
SAP	4.7(a)
SEC Reports	3.6(a)
SEC SPAC Accounting Changes	3.6(a)
Signing Filing	5.14(b)
Signing Press Release	5.14(b)
Specified Courts	9.7
Stockholder Merger Consideration	1.9
Subscription Agreement	Recitals
Surviving Corporation	1.1
Top Suppliers	4.24
Transmittal Documents	1.12(b)
Voting Agreements	Recitals

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Annex A-68

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:
Delwinds Insurance Acquisition Corp.
By:	/s/ Andrew J. Poole
	Name:	Andrew J. Poole
	Title:	Chief Executive Officer
The Purchaser Representative:
DIAC Sponsor LLC, solely in the capacity as the Purchaser Representative hereunder
By:	/s/ Andrew J. Poole
	Name:	Andrew J. Poole
	Title:	Managing Member
Merger Sub:
DWIN Merger Sub Inc.
By:	/s/ Andrew J. Poole
	Name:	Andrew J. Poole
	Title:	President
The Company:
FOXO Technologies Inc.
By:	/s/ Jon R. Sabes
	Name:	Jon R. Sabes
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex A-69

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO AGREEMENT AND PLAN OF MERGER is entered into as of April 26, 2022 (this “Amendment”), by and among Delwinds Insurance Acquisition Corp. (the “Purchaser”), DIAC Sponsor LLC (the “Purchaser Representative”) and FOXO Technologies Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

WHEREAS, the Purchaser, the Purchaser Representative, the Company and another party thereto entered into an Agreement and Plan of Merger, dated as of February 24, 2022 (the “Merger Agreement”);

WHEREAS, Section 9.11 of the Merger Agreement provides that the Merger Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, and the Purchaser Representative; and

WHEREAS, the Purchaser, the Purchaser Representative, the Company desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto agree as follows:

1. Amendment to 2022 Bridge Financing End Date. The definition of “2022 Bridge Financing End Date” in Section 10.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“2022 Bridge Financing End Date” means the Outside Date.

2. No Other Amendments; Conflicts. Unless expressly amended by this Amendment, the terms and provisions of the Merger Agreement shall remain in full force and effect. Wherever the terms and conditions of this Amendment and the terms and conditions of the Merger Agreement are in conflict, the terms of this Amendment shall be deemed to supersede the conflicting terms of the Merger Agreement.

3. Titles and Subtitles. The titles of the sections and subsections of this Amendment are for convenience and reference only and are not to be considered in construing this Amendment.

4. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of New York without regard to the choice of law principles thereof.

5. Counterparts. This Amendment may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument.

[Signature Page Follows]

Annex A-70

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment as of the date first written above.

PURCHASER:
Delwinds Insurance Acquisition Corp
By:	/s/ Andrew J. Poole
Name:	Andrew J. Poole
Title:	Chairman and CEO
PURCHASER REPRESENTATIVE:
DIAC Sponsor LLC
By:	/s/ Andrew J. Poole
Name:	Andrew J. Poole
Title:	Managing Member
COMPANY:
FOXO TECHNOLOGIES INC.
By:	/s/ Jon Sabes
Name:	Jon Sabes
Title:	Chief Executive Officer

[Signature Page to Amendment to Merger Agreement]

Annex A-71

Annex B

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DELWINDS INSURANCE ACQUISITION CORPORATION

Delwinds Insurance Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Delwinds Insurance Acquisition Corporation”. The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on April 27, 2020 (the “Original Certificate”). The Corporation amended and restated the Original Certificate, which was filed with the Secretary of State of the State of Delaware on December 10, 2020 (the “First Amended and Restated Certificate”).

2. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

4. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

5. The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

The name of the corporation is FOXO Technologies Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock that the Corporation shall have authority to issue is 520,000,000 shares, consisting of: (i) 500,000,000 shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock”); (ii) 10,000,000 shares of Class V common stock, having a par value of $0.0001 per share (the “Class V Common Stock” and together with the Class A Common Stock, the “Common Stock”); and (iii) 10,000,000 shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

Annex B-1

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK

1. General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock and ten (10) votes for each share of Class V Common Stock, in each case, held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

3. Dividends.

(i) Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(ii) Dividends of cash or property may not be declared or paid on any class of Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other classes of Common Stock.

(iii) In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless a corresponding Stock Adjustment for all other classes of Common Stock at the time outstanding is made in the same proportion and the same manner (unless the holders of shares representing a majority of the voting power of any such other class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing, in which event no such Stock Adjustment need be made for such other class of Common Stock). Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5. Merger, Consolidation, Tender or Exchange Offer. Except as expressly provided in this Article V, all shares of Common Stock shall, as among each other, have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters (unless holders of shares representing a majority of the voting power of any class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing to

Annex B-2

different treatment as to such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock). Without limiting the generality of the foregoing, unless holders of shares representing a majority of the voting power of any class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing to different treatment as to such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock, (1) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock, and (2) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock.

6. Transfer Rights.

(i) Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”) and Article V, Section A.7 of this Certificate of Incorporation, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

(ii) Shares of Class V Common Stock may be issued only to, and registered in the name of, (a) Jon R. Sabes (the “Founder”), (b) an entity in which Jon R. Sabes is the sole owner of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting stock, by contract, or otherwise, and (c) each Permitted Transferee (collectively with the Founder, the “Founder Group”).

7. Conversion of Class V Common Stock.

(i) Voluntary Conversion. Each share of Class V Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(ii) Automatic Conversion. A share of Class V Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock (a) upon a Transfer, other than to a member of the Founder Group, of such share and (b) if the holder of such share is no longer a member of the Founder Group.

(iii) Automatic Conversion of All Outstanding Class V Common Stock. On the first date that (a) the members of the Founder Group cease to own, in the aggregate, at least twenty-five percent (25%) of the number of shares of Class V Common Stock issued and held by the Founder Group immediately following the Effective Time (such date, the “Automatic Conversion Date”), or (b) Jon R. Sabes ceases to be a director or officer of the Corporation for any reason, each outstanding share of Class V Common Stock shall automatically, without any further action by the Corporation or any stockholder, convert into one (1) fully paid and nonassessable share of Class A Common Stock. Following such conversion, the reissuance of all shares of Class V Common Stock shall be prohibited, and such shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class V Common Stock in this Certificate of Incorporation shall be eliminated.

(iv) Conversion Upon Death or Disability. Each outstanding share of Class V Common Stock held by a member of the Founder Group shall automatically convert into one (1) share of Class A Common Stock on a date fixed by the Board of Directors that is not less than 60 nor more than 180 days following the death or Disability of the Founder (such date, the “Founder Conversion Date”). Following such conversion, the reissuance of all shares of Class V Common Stock shall be prohibited, and such shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class V Common Stock in this Certificate of Incorporation shall be eliminated.

Annex B-3

“Disability” shall mean permanent and total disability such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which would reasonably be expected to result in death or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner reasonably acceptable to Jon R. Sabes and the Board of Directors.

(v) Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class V Common Stock into Class A Common Stock and the general administration of this multi-class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class V Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class V Common Stock and to confirm that a conversion into Class A Common Stock has not occurred. A determination in good faith by the Secretary of the Corporation that a Transfer results in a conversion into Class A Common Stock shall be conclusive and binding. Any amendment, repeal, modification or waiver to this Article V, Section A.7, or the issuance of any separate class of stock with voting rights different from that of the Class A Common Stock, shall require the affirmative vote of holders of a majority of Class A Common Stock (voting separately as a single class).

(vi) Immediate Effect of Conversion. In the event of a conversion of shares of Class V Common Stock into shares of Class A Common Stock pursuant to this Article V, Section A.7, or upon the Automatic Conversion Date or Founder Conversion Date, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Automatic Conversion Date or Founder Conversion Date, as applicable, at 5:00 p.m. New York City time (unless such time is otherwise specified in accordance with Article IV, Section 7(iii)), as applicable. Upon any conversion of Class V Common Stock into Class A Common Stock, all rights of the holder of shares of Class V Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class V Common Stock that are converted into shares of Class A Common Stock as provided in this Article V, Section A.7 shall be retired and may not be reissued.

(vii) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class V Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class V Common Stock into shares of Class A Common Stock.

8. No Further Issuances. Except for a dividend payable in accordance with Article V, Section A.3 or a subdivision of shares effectuated in accordance with Article V, Section A.3, the Corporation shall not at any time after the Effective Time issue any additional shares of Class V Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock.

9. For purposes of this Article V, Section A, references to:

(i) “Change of Control Issuance” means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the outstanding voting securities of the Corporation (assuming Class A Common Stock and Class V Common Stock each have one vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the outstanding voting securities of the Corporation (assuming Class A Common Stock and Class V Common Stock each have one vote per share).

(ii) “Change of Control Transaction” means (a) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets

Annex B-4

exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (b) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the outstanding voting securities of the Corporation or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; (c) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (d) any Change of Control Issuance.

(iii) “Permitted Transferee” means, with respect to a holder of Class V Common Stock, (i) the Founder, (ii) FOXO Management, LLC, (iii) Relatives of the Founder; (iv) any trust, corporation, family partnership or limited liability company, the sole beneficiaries, stockholders, partners or members or which are such holder or Relatives of the Founder; (v) the heirs of any such deceased holder, whether by will or intestacy; and (vi) any person that directly or indirectly controls, is controlled by or with such holder; provided, however, that with respect to clauses (ii) through (vi), the Founder retains the sole Voting Control over the shares of Class V Common Stock held by such holder.

(iv) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(v) “Relative” means, with respect to any (a) holder of Class V Common Stock that is an individual: (i) such individual’s spouse; (ii) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption); and (iii) the spouse of an individual described in clause (a)(ii) of this definition, and (b) holder of Class V Common Stock that is not an individual, any Relative of any individual that is a beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of a majority of either: (i) the outstanding shares of common stock (or similar securities or interests in the case of an entity other than a corporation) of such holder; or (ii) the combined voting power of the outstanding securities entitled to vote under ordinary circumstances in the election of directors (or in the selection of any other similar governing body in the case of an entity other than a corporation) of such holder.

(vi) “Transfer” means, with respect to a share of Class V Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided that the following shall not be considered a “Transfer”: (w) the granting of a revocable proxy to officers or directors or agents of the Corporation with the approval and at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (x) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class V Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of this Corporation, (B) either has a term not exceeding one year or is terminable by the holder

Annex B-5

of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; (y) in connection with a Change of Control Transaction that has been approved by the Board of Directors, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board of Directors; or (z) the pledge of shares of Class V Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action results in a Transfer to a Permitted Transferee.

(vii) “Voting Control” means the power (whether directly or indirectly) to vote or direct the voting of an equity interest, interest in a trust or other interest or security by proxy, voting agreement, or otherwise.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), directors shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

Annex B-6

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause. and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors, Chief Executive Officer of the Corporation, or the Board of Directors pursuant to a resolution adopted by a majority of the Board of the Directors, and, except to the extent otherwise provided in the Bylaws, the ability of the stockholders to call a special meeting is hereby specifically denied. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Annex B-7

B. Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors or the Chief Executive Officer, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate of Incorporation of the Corporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article IX(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B. The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1) prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty five percent (85%) of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty six and two-thirds percent (662/3%) of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C. The restrictions contained in the foregoing Article IX(B) shall not apply if:

(1) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the

Annex B-8

approval of the Board of Directors and (iii) is approved by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).

D. For purposes of this Article IX, references to:

(1) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such

Annex B-9

subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a. beneficially owns such stock, directly or indirectly;

b. has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9) “Stockholder Party” means any member of the Founder Group.

Annex B-10

(10) “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of fifteen percent (15%) or more of the then outstanding voting stock of the Corporation.

(11) “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of fifteen percent (15%) or more of the then outstanding voting stock of the Corporation.

(12) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

A. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article X shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article X. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article X by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

B. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

Annex B-11

ARTICLE XI

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the provisions of this Article XI(A) shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

ARTICLE XII

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate of Incorporation or in the future. In addition to the foregoing, unless the Corporation and a director or officer of the Corporation otherwise agree in writing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue

ARTICLE XIII

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least sixty six and two-thirds percent (662/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XIII.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Annex B-12

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this ____ day of ___________, 2022.

By:
Name:
Title:

Annex B-13

Annex C

AMENDED AND RESTATED
BY LAWS
OF
FOXO TECHNOLOGIES INC.
(THE “CORPORATION”)

ARTICLE I
OFFICES

Section 1.1. Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, or a Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these By Laws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the

Annex C-1

Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

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(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these By Laws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the

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notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these By Laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

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(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c) Public Announcement. For purposes of these By Laws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8. Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of a Chief Executive Officer or if a Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these By Laws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

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ARTICLE III
DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By Laws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to the Certificate of Incorporation, the number of directors shall be fixed exclusively by resolution of the Board.

Section 3.2. Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (I) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder

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and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV
BOARD MEETINGS

Section 4.1. Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3. Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these By Laws, neither the business to be transacted at, nor the

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purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4. Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these By Laws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.5. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these By Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6. Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of a Chief Executive Officer or if a Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may by resolution of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these By Laws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until

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a quorum is present. Unless the Board otherwise provides and except as provided in these By Laws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these By Laws.

ARTICLE VI
OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be one or more Chief Executive Officers, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chairman of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. Any Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these By Laws or as may be prescribed by the Board or, if such officer has been appointed by any Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person and may be held by more than one person.

(b) Chief Executive Officer. One or more Chief Executive Officers shall be the chief executive officer(s) of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, any Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person and may be held by more than one person.

(c) President. The President shall make recommendations to any Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of any Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and a Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, any Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be

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attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, any Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by any Chief Executive Officer or President may also be removed, with or without cause, by any Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by any Chief Executive Officer or President may be filled by any Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3. Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these By Laws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII
SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

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Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, any Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6. Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

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(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.8. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.9. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII
INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect

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to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these By Laws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

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Section 8.7. Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these By Laws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

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(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these By Laws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

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(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By Laws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these By Laws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear

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the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these By Laws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these By Laws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, any Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board , any Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12. Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, any Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, any Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, any Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, any Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the

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Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15. Amendments. The Board shall have the power to adopt, amend, alter or repeal the By Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by applicable law or the Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power (except as otherwise provided in Section 8.7) of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By Laws.

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Annex D

FOXO TECHNOLOGIES INC.
2022 EQUITY INCENTIVE PLAN

1.           Purpose; Eligibility.

1.1.        General Purpose. The name of this plan is the FOXO Technologies Inc. 2022 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) enable FOXO Technologies Inc., a Delaware corporation (the “Company”), and any Affiliate to attract and retain the types of Service Providers who will contribute to the Company’s long range success; (b) provide incentives that align the interests of Service Providers with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

1.2.        Eligible Award Recipients. The persons eligible to receive Awards are the Service Providers of the Company and its Affiliates designated by the Committee who either are Service Providers or are reasonably expected to become Service Providers.

1.3.        Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, and (e) Other Equity-Based Awards.

2.           Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company.

“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the shares of Common Stock are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

“Award” means any right granted under the Plan, including an Incentive Stock Option, a Non-qualified Stock Option, a Stock Appreciation Right, a Restricted Award, or an Other Equity-Based Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cause” means:

(a)     With respect to any Employee or Consultant, unless the applicable Award Agreement states otherwise:

(a)      If the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or

(b)      If no such agreement exists, or if such agreement does not define Cause:

(A)      the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude;

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(B)   the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate;

(C)   conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute;

(D)   gross negligence or willful misconduct with respect to the Company or an Affiliate;

(E)   material violation of state or federal securities laws; or

(F)   material violation of any written policy or code of conduct of the Company or an Affiliate.

(b)     With respect to any Director, unless the applicable Award Agreement states otherwise, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following:

(a)      malfeasance in office;

(b)      gross misconduct or neglect;

(c)      false or fraudulent misrepresentation inducing the director’s appointment;

(d)      willful conversion of corporate funds; or

(e)      repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control”

(a)     The direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company;

(b)     The date which is ten (10) business days prior to the consummation of a complete liquidation or dissolution of the Company;

(c)     The acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (i) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (d) of this definition, or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or

(d)     The consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or

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(B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) newly becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination.

If a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Section 409A of the Code, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 3.3 and Section 3.4.

“Common Stock” means the Class A Common Stock, $0.0001 par value per share, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

“Company” means FOXO Technologies Inc. a Delaware corporation, and any successor thereto.

“Consultant” means any individual or entity which performs bona fide services to the Company or an Affiliate, other than as an Employee or Director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence. The Committee or its delegate, in its sole discretion, may determine whether a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of Continuous Service for purposes of affected Awards, and such decision shall be final, conclusive and binding.

“Deferred Stock Units (DSUs)” has the meaning set forth in Section 8.2 hereof.

“Director” means a member of the Board.

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“Disability” means, unless the applicable Award Agreement says otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; provided, however, for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.12 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.12 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

“Disqualifying Disposition” has the meaning set forth in Section 16.13.

“Effective Date” shall mean February 24, 2022.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate. Solely for purposes of Substitute Awards, the term Employee includes any current or former Employee of an Acquired Entity (as defined in the definition of Substitute Awards) who holds Acquired Entity Awards (as defined in the definition of Substitute Awards) immediately prior to the Acquisition Date (as defined in the definition of Substitute Awards).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the Common Stock as determined below:

(a)         If the Common Stock is readily tradable on an established securities market, its Fair Market Value will be the closing sales price for a share of Common Stock (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable. Notwithstanding the foregoing, the Committee may, in its sole discretion and if consistently applied, elect that Fair Market Value will be determined based upon the last sale before or the first sale after the determination date, the arithmetic mean of the high and low prices on the trading day before or the trading day of the determination date.

(b)         If the Common Stock is not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Committee and, to the extent necessary, shall be determined in a manner consistent with Section 409A of the Code and the regulations thereunder.

The Committee’s determination of Fair Market Value shall be conclusive and binding on all persons. The determination of fair market value for purposes of tax withholding may be made in the Committee’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

“Good Reason” means, unless the applicable Award Agreement states otherwise:

(a)         If an Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Good Reason, the definition contained therein; or

(b)         If no such agreement exists or if such agreement does not define Good Reason, the occurrence (without a Participant’s express written consent) of one or more of the following: (i) any material, adverse change in the Participant’s duties, responsibilities, authority, title, status or reporting structure or (ii) a material reduction in the Participant’s base salary or bonus opportunity.

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A Participant does not have Good Reason unless he or she has provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within 30 days of the initial existence of such grounds and the Company has had at least 30 days from the date on which such notice is provided to cure such circumstances. If the Participant does not terminate his or her employment for Good Reason within 180 days after the first occurrence of the applicable grounds, then the Participant will be deemed to have waived his or her right to terminate for Good Reason with respect to such grounds.

“Grant Date” means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Rule 16b-3. Solely for purposes of Substitute Awards, the term Non-Employee Director includes any current or former non-employee director of an Acquired Entity (as defined in the definition of Substitute Awards) who holds Acquired Entity Awards (as defined in the definition of Substitute Awards) immediately prior to the Acquisition Date (as defined in the definition of Substitute Awards).

“Non-qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Option Exercise Price” means the price at which a share of Common Stock may be purchased upon the exercise of an Option.

“Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 9 and is payable by delivery of Common Stock and/or which is measured by reference to the value of Common Stock.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Permitted Transferee” means:

(a)         a member of the Participant’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests; and

(b)         such other transferees as may be permitted by the Committee in its sole discretion.

“Person” means a person as defined in Section 13(d)(3) of the Exchange Act.

“Plan” means this FOXO Technologies Inc. 2022 Equity Incentive Plan, as amended and/or amended and restated from time to time.

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“Restricted Award” means any Award granted pursuant to Section 8.

“Restricted Period” has the meaning set forth in Section 8.

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means an Employee, Director or Consultant.

“Stock Appreciation Right” means the right pursuant to an Award granted under Section 7.

“Stock for Stock Exchange” has the meaning set forth in Section 6.4(b)(i).

“Substitute Award” means an Award granted under the Plan in substitution for stock or stock-based awards (“Acquired Entity Awards”) held by current and former employees or former non-employee directors of another corporation or entity who become Employees or Non-Employee Directors as the result of a merger or consolidation of the employing corporation or other entity (the “Acquired Entity”) with the Company or an Affiliate, or the acquisition by the Company or an Affiliate of property or stock of, or other ownership interest in, the Acquired Entity immediately prior to such merger, consolidation, or acquisition (“Acquisition Date”) as agreed to by the parties to such corporate transaction and as may be set forth in the definitive purchase agreement. The limitations of Section 4.1 on the number of shares reserved or available for grants, and the limitations under Section 6 and Section 7 with respect to the Option Exercise Price shall not apply to Substitute Awards. Any issuance of a Substitute Award which relates to an Option or a SAR shall be completed in conformity with the rules under Sections 424 and 409A of the Code relating to the substitutions and assumptions of stock rights by reason of a corporate transaction to the extent applicable.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3.           Administration.

3.1.        Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan, the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority to construe and interpret the Plan and apply its provisions; to determine when Awards are to be granted under the Plan and the applicable Grant Date; to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such Award; to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments; and to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan. The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2.        Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company, the Participants, and all other Persons, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3.        Delegation. The Committee or, if no Committee has been appointed, the Board may delegate administration of the Plan to a committee or committees of one or more members of the Board, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration

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of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee.

3.4.        Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

4.           Shares Subject to the Plan; Limitation of Number of Shares Awarded; General Terms.

4.1.        Subject to adjustment in accordance with Section 13, no more than the Maximum Limitation of shares of Common Stock shall be available for the grant of Awards under the Plan. “Maximum Limitation” shall be defined as equal to ten percent (10%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption). During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards. The maximum number of shares that may be subject to grants of Incentive Stock Options is the Maximum Limitation. Shares delivered by the Company under the Plan may be authorized but unissued shares, shares held in the treasury of the Company or shares purchased on the open market (including private purchases) in accordance with Applicable Laws. Any shares required to satisfy Substitute Awards shall not count against the Maximum Limitation.

4.2.        Any issued shares of Common Stock subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of shares of Common Stock to which the Award related will again be available for issuance under the Plan. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.3.        The maximum grant date fair value (determined in accordance with ASC Topic 718) of all Awards granted to any individual for services as a Non-Employee Director during any calendar year shall not exceed $500,000.

5.           Eligibility.

5.1.        Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to any Service Provider and those individuals whom the Committee determines are reasonably expected to become Service Providers following the Grant Date.

5.2.        Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock on the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6.           Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other Person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of

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such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1.        Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the term of an Incentive Stock Option granted under the Plan shall be determined by the Committee; provided, however, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date. The term of a Non-qualified Stock Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date.

6.2.        Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3.        Exercise Price of a Non-qualified Stock Option. The Option Exercise Price of each Non-qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

6.4.        Consideration. The Option Exercise Price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by Applicable Laws, either

(a)        in cash or by certified or bank check at the time the Option is exercised or

(b)        if approved by the Committee, as determined in its sole discretion,

(i)    by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a “Stock for Stock Exchange”);

(ii)   a broker-assisted cashless exercise in accordance with procedures approved by the Committee, whereby payment of the Option Exercise Price may be satisfied, in whole or in part, with shares of Common Stock subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Option Exercise Price;

(iii)  by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise;

(iv)   by any combination of the foregoing methods; or

(v)    in any other form of legal consideration that may be acceptable to the Committee.

Unless otherwise specifically provided in the Option Award Agreement, the Option Exercise Price that is paid by delivery (or attestation) to the Company of other Common Stock acquired shall be paid only by shares of the Common Stock that have been held for more than six months (or such longer or shorter period of time required to avoid a charge

Annex D-8

to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5.        Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6.        Transferability of a Non-qualified Stock Option. A Non-qualified Stock Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Stock Option does not provide for transferability, then the Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7.        Vesting of Options; Default Vesting. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event. Unless otherwise specified in this Plan or set forth in an individual Award Agreement, Options shall vest in monthly increments over a period of three (3) years.

6.8.        Exercise Requirements. An Option will be deemed exercised when the Company receives: (a) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (b) full payment of the Option Exercise Price (including provision for any applicable tax withholding).

6.9.        Non-Exempt Employees. If an Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable for any shares of Common Stock until at least six (6) months following the Grant Date of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (a) if such non-exempt Employee dies or suffers a Disability, (b) upon a Change in Control in which such Option is not assumed, continued, or substituted, or (c) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the then current employment policies and guidelines of the Company or employing Affiliate), the vested portion of any Option may be exercised earlier than six (6) months following the Grant Date. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from the Participant’s regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any shares of Common Stock under any other Award will be exempt from the Employee’s regular rate of pay, the provisions of this Section 6.9 will apply to all Awards and are hereby incorporated by reference into such Award Agreements.

6.10.      Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement;

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provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.11.      Extension of Termination Date. If the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.12.      Disability of Optionholder. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.13.      Death of Optionholder. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.14.      Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

7.            Stock Appreciation Rights. Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

7.1.        Term. The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Stock Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.

7.2.        Vesting. Each Stock Appreciation Right may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Stock Appreciation Right may be subject to such other terms and conditions on the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Stock Appreciation Rights may vary. No Stock Appreciation Right may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Stock Appreciation Right upon the occurrence of a specified event.

7.3.         Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of shares of Common Stock subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (ii) the exercise price specified in the Stock Appreciation Right or related Option. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.
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7.4.        Exercise Price. The exercise price of a Stock Appreciation Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of one share of Common Stock on the Grant Date of such Stock Appreciation Right.

8.           Restricted Awards. A Restricted Award is an Award of actual shares of Common Stock (“Restricted Stock”) or hypothetical Common Stock units (“Restricted Stock Units”) having a value equal to the Fair Market Value of an identical number of shares of Common Stock (or such other ratio of shares of Common Stock as the Committee shall determine), which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

8.1.        Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (a) an escrow agreement satisfactory to the Committee, if applicable and (b) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an Award Agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award Agreement, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends; provided that, any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or stock dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends or earnings.

8.2.         Restricted Stock Units. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. The Committee may also grant Restricted Stock Units with a deferral feature, whereby settlement is deferred beyond the vesting date or lapse of the Restricted Period until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Stock Units”). At the discretion of the Committee, each Restricted Stock Unit or Deferred Stock Unit (representing one share of Common Stock) may be credited with an amount equal to the cash and stock dividends paid by the Company in respect of one share of Common Stock (“Dividend Equivalents”). Dividend Equivalents shall be withheld by the Company and credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Stock Unit or Deferred Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit or Deferred Stock Unit and, if such Restricted Stock Unit or Deferred Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents or earnings.

8.3.        Restrictions.

(a)          Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (i) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (ii) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (iii) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (iv) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

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(b)          Restricted Stock Units and Deferred Stock Units awarded to any Participant shall be subject to (i) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable performance criteria during such period, to the extent provided in the applicable Award Agreement and (ii) such other terms and conditions as may be set forth in the applicable Award Agreement. To the extent such Restricted Stock Units or Deferred Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units or Deferred Stock Units shall terminate without further obligation on the part of the Company.

(c)          The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock, Restricted Stock Units and Deferred Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units or Deferred Stock Units are granted, such action is appropriate.

8.4.        Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and lapse of the Restricted Period in the terms of any Award Agreement upon the occurrence of a specified event.

8.5.        Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(a)         Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 8.3 and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant’s account with respect to such Restricted Stock and the interest thereon, if any.

(b)         Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, or at the expiration of the deferral period with respect to any outstanding Deferred Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each such outstanding vested Restricted Stock Unit or Deferred Stock Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 8.2 hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed in the case of Restricted Stock Units, or the delivery date in the case of Deferred Stock Units, with respect to each Vested Unit.

8.6.        Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

9.           Other Equity-Based Awards. The Committee may grant Other Equity-Based Awards, either alone or in tandem with other Awards, in such amounts and subject to such conditions as the Committee shall determine in its sole discretion. Each Other Equity-Based Award shall be evidenced by an Award Agreement and shall be subject to such conditions, not inconsistent with the Plan, as may be reflected in the applicable Award Agreement. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Other Equity-Based Awards, subject to such minimum consideration as may be required by Applicable Laws.

Annex D-12

10.         Securities Law Compliance. Each Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

11.         Use of Proceeds from Stock. Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

12.         Miscellaneous.

12.1.      Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

12.2.      Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in Section 13 hereof.

12.3.      No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in any capacity or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

12.4.      Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company or an employing Affiliate, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

12.5.      Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company or an Affiliate) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock. Any payment of taxes by assigning or delivering shares of Common Stock to the Company may be subject to restrictions, including any restrictions required by the U.S. Securities and Exchange Commission, accounting or other rules.

Annex D-13

13.         Adjustments Upon Changes in Stock. In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Stock Appreciation Rights, the performance goals to which Awards are subject, and the maximum number of shares of Common Stock subject to all Awards stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a share or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 13, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 13 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options, ensure that any adjustments under this Section 13 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 13 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

14.         Effect of Change in Control.

14.1.      Unless otherwise provided in an Award Agreement, notwithstanding any provision of the Plan to the contrary:

(a)         In the event of a Participant’s termination of Continuous Service without Cause or for Good Reason during the 12-month period following a Change in Control, all outstanding Options and Stock Appreciation Rights shall become immediately exercisable with respect to 100% of the shares subject to such Options or Stock Appreciation Rights, and the Restricted Period shall expire immediately with respect to 100% of the outstanding shares of Restricted Stock or Restricted Stock Units as of the date of the Participant’s termination of Continuous Service.

(b)         With respect to Awards subject to performance goals, in the event of a Change in Control, all incomplete performance periods in respect of such Awards in effect on the date the Change in Control occurs shall end on the date of such change and the Committee shall (i) determine the extent to which performance goals with respect to each such performance period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable Participant partial or full Awards with respect to performance goals for each such performance period based upon the Committee’s determination of the degree of attainment of performance goals or, if not determinable, assuming that the applicable “target” levels of performance have been attained, or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) and (b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the shares of Common Stock subject to their Awards.

14.2.      In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other shareholders of the Company in the event. In the case of any Option with an Option Exercise Price (or SAR exercise price in the case of a Stock Appreciation Right) that equals or exceeds the price paid for a share of Common Stock in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

14.3.      The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

Annex D-14

15.         Amendment of the Plan and Awards.

15.1.      Amendment of Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 13 relating to adjustments upon changes in Common Stock and Section 15.3, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on shareholder approval.

15.2.      Shareholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for shareholder approval.

15.3.      Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

15.4.      No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be materially impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

15.5.      Amendment of Awards. The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute a material impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

16.         General Provisions.

16.1.      Forfeiture Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

16.2.      Clawback. Notwithstanding any other provisions in this Plan, the Company may cancel any Award, require reimbursement of any Award by a Participant, and effect any other right of recoupment of equity or other compensation provided under the Plan in accordance with any Company policies that may be adopted and/or modified from time to time (“Clawback Policy”). In addition, a Participant may be required to repay to the Company previously paid compensation, whether provided pursuant to the Plan or an Award Agreement, in accordance with the Clawback Policy. By accepting an Award, the Participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with Applicable Laws).

16.3.      Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Company or its Affiliates from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

16.4.      Discretionary Nature of Plan. The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits or rights of any kind. By acceptance of an Award, a Participant waives any and all rights to compensation or damages as a result of the termination of employment with the Company or any Affiliate for any reason whatsoever insofar as those rights result or may result from this Plan or any Award.

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16.5.      Sub-Plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

16.6.      Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of shares of Common Stock or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

16.7.      Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

16.8.      Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 13.

16.9.      Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, 30 days shall be considered a reasonable period of time.

16.10.    No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

16.11.    Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable.

16.12.    Section 409A. The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

16.13.    Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

16.14.    Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to

Annex D-16

short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 16.14, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

16.15.    Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing and received by the Company during the Participant’s lifetime.

16.16.    Expenses. The costs of administering the Plan shall be paid by the Company.

16.17.    Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

16.18.    Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

16.19.    Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

17.         Effective Date of Plan. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

18.         Termination or Suspension of the Plan. Unless otherwise extended by the Board, the Plan shall terminate automatically on the date that is ten (10) years after the Plan’s adoption by the Board. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 15.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

19.         Choice of Law. The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of law rules.

As adopted by the Board of Directors of FOXO Technologies Inc. on February 24, 2022.

Annex D-17

Annex E

FOXO TECHNOLOGIES INC.

MANAGEMENT CONTINGENT SHARE PLAN

WHEREAS, pursuant to the Company’s Merger Agreement with Delwinds Insurance Acquisition Corp. (“Delwinds”), the Company is required to establish the Plan and allocate a specified amount of merger consideration to accomplish the purpose of the Plan;

NOW, THEREFORE, the Company hereby adopts the Plan effective as of the Effective Date, as follows:

1.           Purpose. The Company desires to establish the Plan to secure and retain the services of certain key employees and service providers and incent such key employees and service providers to exert maximum efforts for the success of the Company and its Affiliates.

2.           Eligibility and Participation in this Plan. The Persons eligible to receive Awards are the selected Employees, Consultants and Directors of the Company and its Affiliates, who will be selected to be Participants by the compensation committee of the Company’s board of directors as in effect prior to the Merger Closing (the “Pre-Merger Compensation Committee”) in its sole discretion. Upon designating a Person as a Participant, the Pre-Merger Compensation Committee will grant to such individual a Restricted Share Award.

3.           Awards and Shares Issuable under the Plan. The Company agrees to make available for transfer to Participants a total of 10,000,000 Shares, all of which are eligible to be issued pursuant to Restricted Share Awards (the “Restricted Share Pool”) upon the Merger Closing. Any portion of the Restricted Share Pool that is forfeited or not issued due to lack of issuance or failure to satisfy any applicable Service-Based Conditions associated with such Awards or forfeiture shall be allocated and issued under Section 6. Notwithstanding the foregoing, no Restricted Shares forfeited for failure to meet one or more Performance-Based Conditions shall be available for allocation under the Remnant Share Pool.

4.           Grant of Awards; Notice of Grant. Each Award shall be evidenced by a Notice of Grant in the form attached hereto as Exhibit 1. Each Notice of Grant shall set forth any additional and applicable vesting terms, distribution terms, and forfeiture terms not otherwise addressed in this Plan and such other conditions not inconsistent with the Plan as may be reflected in the applicable Notice of Grant.

5.           Restricted Share Awards.

(a)         Issuance of Restricted Share Awards. In connection with the Merger Closing, the Participants shall be issued a Restricted Share Award with that number of Restricted Shares that has previously been approved by the Pre-Closing Compensation Committee. Each Restricted Share Award will be subject to both a time-based vesting component and a performance-based vesting component as described below in Section 5(b).

(b)         Vesting of Restricted Share Awards. Subject to satisfaction of the Service-Based Conditions set forth in Section 5(b)(i) and the Performance-Based Conditions set forth in Section 5(b)(ii) below, respectively, Restricted Share Awards will become vested under the Plan, if at all, upon the third (3rd) anniversary of the Merger Closing, the fourth (4th) anniversary of the Merger Closing, or the fifth (5th) anniversary of the Merger Closing (each date a “Vesting Date” and collectively, the “Vesting Dates”). Restricted Share Awards may also vest upon a Change in Control as provided in Section 5(d) below.

(i)          Service-Based Conditions.

(A)        Subject to Section 5(d) below, 60% of a Participant’s Restricted Share Award will satisfy the Service-Based Condition vesting requirement on the third anniversary of the Merger Closing if the Participant is Employed by the Company (or one of its Affiliates) on such date and has been continuously from the Date of Grant through such Vesting Date.

(B)         Subject to Section 5(d) below, an additional 20% of a Participant’s Restricted Share Award will satisfy the Service-Based Condition vesting requirement on the fourth anniversary of the Merger Closing if the Participant is Employed by the Company (or one of its Affiliates) on such date and has been continuously from the Date of Grant through such Vesting Date.

Annex E-1

(C)         Subject to Section 5(d) below, an additional 20% of a Participant’s Restricted Share Award will satisfy the Service-Based Condition vesting requirement on the fifth anniversary of the Merger Closing if the Participant is Employed by the Company (or one of its Affiliates) on such date and has been continuously from the Date of Grant through such Vesting Date.

(ii)         Performance-Based Conditions.

A.   A Participant’s Restricted Share Award will incrementally become vested upon satisfaction of one or more of the following three Performance-Based Conditions:

1.    The operational launch of digital online insurance products by the FOXO Life Insurance Company (or its functional equivalent under a managing general agency relationship with a life insurance company), with at least 100 policies sold, within one year following the Merger Closing;

2.    The signing of a commercial research collaboration agreement with an insurance company or reinsurance company for saliva-based epigenetic biomarkers in life insurance underwriting within two years following the Merger Closing; and

3.    The implementation of saliva-based epigenetic biomarkers in life insurance underwriting by the Company, with at least 250 policies sold using such underwriting, within two years following the Merger Closing.

B.   Subject to Section 5(d) below, one-third of a Participant’s Restricted Share Award will be eligible to become vested and no longer subject to a risk of forfeiture with respect to the satisfaction of each Performance-Based Condition (and any other performance condition that may be memorialized in the Notice of Grant). Accordingly, for the avoidance of doubt, if two out of three of the Performance-Based Conditions are satisfied, two-thirds of a Restricted Share Award will have satisfied the Performance-Based Condition and, if all three of the Performance-Based Conditions are satisfied, 100% of a Restricted Share Award will have satisfied the Performance-Based Condition.

C.   Determination of Satisfaction of Performance-Based Conditions. The Administrator shall be solely responsible for monitoring and determining whether or not any Performance-Based Condition is achieved and any such determination shall be final and conclusive. The Administrator may utilize whatever rules and processes it believes are appropriate in this determinative process.

(c)         Forfeiture of Restricted Share Awards.

(i)          For each Performance-Based Condition that is not achieved within the time period allotted, one-third of each Restricted Share Award will be permanently forfeited as of the applicable measuring date for determination of whether the Performance-Based Condition has been met.

(ii)         If a Participant’s Employment ends for any reason (including voluntary resignation, death, disability or termination by the Company without or without Cause) before the third anniversary of the Merger Closing, the Participant shall forfeit 100% of his/her Restricted Share Award (whether or not any portion of such Awards have satisfied one or more of the Performance-Based Conditions).

(iii)        If a Participant’s Employment ends for any reason (including voluntary resignation, death, disability or termination by the Company without or without Cause) after the third anniversary but before the fourth anniversary of the Merger Closing, the Participant shall forfeit 40% of his/her Restricted Share Award that became vested under the Performance-Based Conditions. (100% of the Restricted Share Award that did not become vested due to the failure to satisfy one or more of the Performance-Based Conditions will have already been forfeited.)

(iv)        If a Participant’s Employment ends for any reason (including voluntary resignation, death, disability or termination by the Company without or without Cause) after the fourth anniversary but before the fifth anniversary of the Merger Closing, the Participant shall forfeit 20% of his/her Restricted Share Award that became vested under the Performance-Based Conditions. (100% of the Restricted Share Award that did not become vested due to the failure to satisfy one or more of the Performance-Based Conditions will have already been forfeited.)

Annex E-2

(v)         If a Participant’s Employment ends due to having been terminated by the Company or any Affiliate for Cause (or Participant resigning immediately before having been terminated by the Company or an Affiliate for Cause), 100% of such Participant’s Restricted Share Award whether vested or unvested shall immediately be forfeited.

(d)              Acceleration and Waiver of Vesting on a Change in Control. In the event of a Change in Control, all vesting conditions set forth in above in Section 5(b) shall be waived and all restrictions on any then outstanding Restricted Share Awards shall lapse; provided, however, that any Restricted Share Award that was already forfeited prior to such Change in Control shall remain forfeited and shall not be affected by the acceleration provided for under this Section 5(d).

(e)              Rights as Shareholder with Respect to Restricted Share Award. Prior to any Restricted Share Award becoming vested in accordance with this Plan, any shares, securities or property, including cash dividends, payable on the Restricted Share Award shall be subject to the same restrictions, terms and conditions as are imposed upon the Restricted Share Award under this Section 5 and the Notice of Grant and shall be deposited immediately in escrow with the Company until such time, if any, as the Restricted Shares become vested. No interest or other earnings shall be paid or accrue on any amounts while in escrow or pending vesting. A Participant shall have all other rights of as a Company shareholder (e.g., full voting rights).

6.           Allocation of Remnant Share Pool. Upon the fifth (5th) anniversary of the Merger Closing, all remaining Shares in the Remnant Share Pool shall be allocated to one or more Participants and in such amounts as selected and determined by the Administrator.

7.           Administration.

(a)         Administration. The Plan shall be administered by the Administrator.

(b)         Powers of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)          To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Notice of Grant, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective; and

(ii)         Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(c)         Effect of Administrator’s Decision. All determinations, interpretations and constructions made by the Administrator in good faith and consistent with the terms of the Plan shall not be subject to review by any Person and shall be final, binding and conclusive on all Persons. Any Person or Persons serving in the role of Administrator (including, without limitation, any Person on the Board) and any officer or employee of the Company or any Affiliate acting at the direction of the Administrator shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified by the Company with respect to any such action or determination.

8.           Transfer Restrictions. Except with respect to transfers without consideration (other than nominal consideration) to certain persons or entities related to a Participant, including members of the Participant’s family or trusts whose beneficiaries or beneficial owners are members of the Participant’s family, no Participant shall, directly or indirectly, sell, give, assign, hypothecate, pledge, transfer, encumber, grant a security interest in or otherwise dispose of (whether by operation of law or otherwise) any Award or any right, title or interest therein or thereto.

9.           Restricted Securities. Any Shares that are issued will be “restricted securities” as that term is defined in Rule 144 under the Securities Act, and will bear an appropriate restrictive legend, unless they are registered under the Securities Act. The Company is under no obligation to register any Restricted Shares.

Annex E-3

10.         Amendment of the Plan and Awards. The Board at any time, and from time to time, may amend, supplement, modify or restate the Plan, any Notice of Grant or any Award provided that any such amendment applicable to a previously outstanding Award shall not have an adverse effect on Participant or diminish the value of any previously outstanding Award under the Plan without Participant’s prior written consent.

11.         Termination or Suspension of the Plan. Unless sooner terminated, the Plan shall terminate on the first to occur of (a) the date that 100% of the Restricted Shares have become vested or (b) the first business day following the fifth (5th) anniversary of the Merger Closing. The Board may suspend or terminate the Plan with the written consent of all remaining Participants in the Plan (at the time of the proposed suspension or termination of the Plan).

12.         Choice of Law. The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of law rules.

13.         No Employment or other Service Rights. Nothing in the Plan, Notice of Grant or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate the employment or service of an Employee, Consultant or Director with or without Cause.

14.         Powers of Company Not Affected. The existence of any Award shall not affect in any way the rights or powers of the Company or any of its directors or shareholders to make or authorize any combination, subdivision or reclassification of shares or any reorganization, merger, consolidation, arrangement, business combination, exchange of shares, or other change in the Company’s capital structure or its business, or any issue of bonds, debentures or shares having rights or preferences equal, superior or affecting the shares or the rights thereof, or any dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

15.         Withholding. The Company shall have the right to withhold from any payments or issuance of Shares made under the Plan or to collect as a condition of payment, any taxes required by law to be withheld. At any time when a Participant is required to pay to the Company an amount required to be withheld under applicable income tax laws in connection with a distribution of Shares under an Award, the Participant may satisfy this obligation in whole or in part by electing (the “Election”) to have the Company withhold from the distribution Shares having a value up to the minimum amount of withholding taxes required to be collected on the transaction. The value of the shares to be withheld shall be based on the value received by the Company on sale of Shares on the date that the amount of tax to be withheld shall be determined (“Tax Date”). Each Election must be made prior to the Tax Date in accordance with procedures established by the Company. The Board may disapprove of any Election, may suspend or terminate the right to make Elections, or may provide with respect to any Award that the right to make Elections shall not apply to such Award.

16.         Section 409A of the Code. This Plan and any Notice of Grant or Award entered into or granted hereunder are intended to comply with, or be exempt from, the requirements of Section 409A of the Code so that Participants are not subject to any tax or interest imposed under Section 409A of the Code and shall be administered, construed and interpreted in accordance with such intent; provided, that, neither the Company, any Affiliates, the Board, the Administrator, nor any other party guarantees that Participants are not subject to any tax or interest imposed under Section 409A of the Code and none of the foregoing shall have any liability to any Participant for any tax or interest imposed under Section 409A of the Code. Each Participant agrees to take any action, or refrain from any action, reasonably requested by the Company to obtain the benefit of any correction procedure promulgated under Section 409A of the Code.

17.         Definitions. Capitalized terms not otherwise defined in the body of this Plan shall have the meaning assigned to each, as follows

“Administrator” shall mean the Compensation Committee of the Board on and after the Merger Closing, provided such committee is composed of independent directors, or such other committee of the Board, composed of independent directors, as is designated by the Board to administer this Plan on and after the Merger Closing.

“Affiliate” means any parent or subsidiary of the Company.

“Award” means any Restricted Share Award granted under the Plan.

Annex E-4

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company.

“Cause” means (1) conviction of a Participant for having committed a felony, (2) acts of dishonesty or moral turpitude by a Participant which are materially detrimental and adverse to the Company or any of its Affiliates, (3) material breach of a Participant’s duty of loyalty or other fiduciary duties to the Company or any of its Affiliates, (4) material failure by a Participant to obey the lawful orders of the CEO or the Board of Directors (or any committee thereof) or (5) gross negligence or intentional misconduct by a Participant in the performance of the Participant’s obligations hereunder.

“CEO” means the Chief Executive Officer of the Company.

“Change in Control” means the first to occur of any of the following:

(a)         The direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company, provided, however, such sale, transfer, conveyance or other disposition shall not constitute a Change in Control if it does not result in a material change in the CEO and Board of Directors;

(b)         The date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company;

(c)         The acquisition by any Person of Beneficial Ownership of 50% or more (on a fully diluted basis) of either (i) the then outstanding shares of common stock of the Company, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that the following shall not constitute a Change in Control if such acquisition does not result in a material change in the CEO and Board of Directors); or

(d)         The consummation of a transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination such reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction does not result in a material change in the CEO and Board of Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means FOXO Technologies Inc. (and its successors and assigns).

“Consultant” means a person, excluding Employees and Directors, who performs bona fide services for the Company as a consultant or advisor and who qualifies as a consultant or advisor under Rule 701(c)(1) of the Securities Act or under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

“Date of Grant” means the date of grant of an Award under the Plan.

“Director” means a Person serving as a member of the Board.

“Effective Date” shall mean the date as of which this Plan is adopted by the Board, as in effect prior to the Merger Closing.

“Employee” means any Person employed by the Company or an Affiliate.

Annex E-5

“Employed” or “Employment” means: (1) in the case of an Employee, the continued status as a common law employee of the Company or an Affiliate; (2) in the case of a Consultant, the continued retention of Consultant either under contract to provide services to the Company or an Affiliate or, if at the end of an existing contract, under circumstances where there is expected continuation of services and an anticipated renewal of the contract; or (3) in the case of a Director, the continuation of services as a Director.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Merger Agreement” means that Agreement and Plan of Merger dated as of February 24, 2022 by and among (i) Delwinds Insurance Acquisition Corp., (ii) DWIN Merger Sub Inc., (iii) DIAC Sponsor LLC, and (iv) the Company.

“Merger Closing” means the closing of the merger of the Company and DWIN Merger Sub Inc. under the Merger Agreement.

“Notice of Grant” means a written agreement between the Company and the Participant evidencing the terms and conditions of an individual Award in a form approved by the Administrator. Each Notice of Grant shall be subject to the terms and conditions of the Plan and need not be identical.

“Participant” means a Person holding an Award granted pursuant to the Plan.

“Performance-Based Conditions” means those performance-based vesting conditions applicable to a Restricted Share Award set forth in Section 5(b)(ii).

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, limited liability company, trust, estate, unincorporated organization, governmental authority or other entity and shall include any “group” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission under Section 13(d) of the Exchange Act.

“Plan” means this FOXO Technologies Inc. Management Contingent Share Plan.

“Remnant Share Pool” means the total number of Shares from the Restricted Share Pool that did not become vested in accordance with Section 5(b)(i) by the fifth (5th) anniversary of the Merger Closing or were forfeited under Section 5(c)(v) but shall not include any Shares forfeited on account of the failure to satisfy one or more Performance-Based Conditions.

“Restricted Share Award” means any Award granted to a Participant under Section 4 from the Restricted Share Pool.

“Restricted Share Pool” means the total number of Shares available for Restricted Share Awards, which number shall be 10,000,000 Shares subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Merger Closing, including to account for any equity securities into which such shares are exchanged or converted.

“Securities Act” means the Securities Act of 1933, as amended.

“Service-Based Conditions” means those service-based vesting conditions applicable to a Restricted Share Award set forth in Section 5(b)(i).

“Shares” means shares of Class A common stock of the Company.

Annex E-6

EXHIBIT 1

FOXO Technologies Inc. Management CONTINGENT SHARE Plan

Notice of Grant

____________, 2022

Dear _______:

Congratulations on your selection as a participant in the FOXO Technologies, Inc. Management Contingent Share Plan (the “Plan”).

This Notice of Grant, together with the Plan, sets forth your rights (your Award) under the Plan. The Plan provides additional details of your rights under the Plan and this Notice of Grant, as well as all of the conditions and limitations affecting such rights. All capitalized terms appearing in this Notice of Grant, and not defined in this Notice of Grant, shall have the defined meaning provided in the Plan. If any inconsistencies arise between the terms of this Notice of Grant and the terms of the Plan, the Plan’s terms shall completely supersede and replace the conflicting terms of this Notice of Grant.

Grant of Your Award

Award of Restricted Shares:	You are entitled to receive ________ Restricted Shares, the terms of which (including vesting and forfeiture) are set forth in the Plan.

AGREEMENT TO PARTICIPATE

Please acknowledge your agreement to participate in the Plan and this Notice of Grant, and to abide by all of the governing terms and provisions, by signing the following representation:

By signing a copy of this Notice of Grant and returning it to the Company, I acknowledge that I have read the Plan, and that I fully understand all of my rights under the Plan, as well as all of the terms and conditions which may limit my rights under the Plan.

FOXO Technologies Inc.

Participant	By
Its

Annex E-7

Annex F

FORM OF LETTER AGREEMENT AMENDMENT

Annex F-1

Annex G

APPRAISAL RIGHTS

Section 262 of the General Corporation Law of the State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

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(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided

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in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Annex H

OPINION OF HOULIHAN LOKEY

February 14, 2022

Delwinds Insurance Acquisition Corp.
One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002
Attn: Board of Directors

Dear Board of Directors:

We understand that Delwinds Insurance Acquisition Corp. (“Purchaser”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Purchaser, DWIN Merger Sub Inc. (“Merger Sub”), DIAC Sponsor LLC (the “Purchaser Representative”) and FOXO Technologies Inc. (the “Company”) pursuant to which, among other things, (i) Merger Sub will merge (the “Merger”) with the Company, (ii) the Company will survive the Merger as a wholly owned subsidiary of Purchaser, and (iii) the outstanding shares of Class A common stock, par value $0.00001 per share (“Company Class A Common Stock”), of the Company, Class B common stock, par value $0.00001 per share (“Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), of the Company, and preferred stock, par value $0.0001 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Stock”), of the Company will be converted into the right to receive, in the aggregate, a number of shares (the “Merger Consideration”) of Purchaser Common Stock (as defined below) equal to $300,000,000 divided by the price at which each share of Class A common stock, par value $0.0001 per share (“Purchaser Class A Common Stock”), of Purchaser is redeemed in connection with the Merger, pursuant to the redemption right of the Purchaser Class A Common Stock set forth in Purchaser’s organizational documents, which number of shares of Purchaser Common Stock is subject to adjustment as provided by the Agreement (as to which adjustment we express no view or opinion).

We in addition understand that prior to or simultaneously with the entry into the Agreement, (i) Purchaser will receive voting and support agreements (“Voting Agreements”) signed by the Company and certain holders of Company Stock sufficient to approve the Merger, (ii) certain holders of Company Stock will enter into a lock-up agreements (“Lock-Up Agreements”) with Purchaser and the Purchaser Representative, and (iii) Purchaser will enter into backstop agreements (“Backstop Agreements”) with its chairman and chief executive officer and with and an affiliate of one of its directors, whereby such parties, directly or indirectly through an affiliated entity, will agree to purchase up to $10,000,000 of Purchaser Class A Common Stock from Purchaser in a private placement. We in addition understand that prior the entry into the Agreement, the Company and certain investors will enter into amendments (the “Bridge Amendments”) amending certain debentures and warrants of the Company such that, at the closing of the Merger, such debentures will convert into shares of Company Class A Common Stock and such warrants will convert into warrants to purchase Purchaser Class A Common Stock. We also understand that prior the entry into the Agreement, the Company will enter into additional bridge financing agreements (“Convertible Debentures”), which prior to the consummation of the Merger will convert into shares of Company Common Stock). The transactions contemplated by the Voting Agreements, the Backstop Agreements, the Lock-Up Agreements, the Bridge Amendments and the Convertible Debentures are referred to herein as the “Related Transactions,” and the Related Transactions, together with the Merger, are referred to herein as the “Transaction.”

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The Board of Directors (the “Board”) of Purchaser has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be issued by Purchaser in the Merger pursuant to the Agreement is fair to Purchaser from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.      reviewed a draft, dated February 8, 2022, of the Agreement;

2.      reviewed certain publicly available business and financial information relating to Purchaser and the Company that we deemed to be relevant;

3.      reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company and Purchaser, including financial projections prepared by the management of the Company relating to the Company (the “Projections”);

4.      spoken with certain members of the managements of Purchaser and the Company regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.      compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed to be relevant; and

6.      conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, at your direction, we have assumed that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company. At your direction, we have assumed that the Projections provide a reasonable basis on which to evaluate the Company and the Transaction, and we have, at your direction, used and relied upon the Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Projections or the assumptions on which they are based. In reaching our conclusions hereunder, with your consent, we did not rely upon a review of the publicly available financial terms of other transactions, because we did not identify a sufficient number of relevant transactions in which we deemed the acquired companies to be sufficiently similar to the Company. In addition, for purposes of our financial analyses and this Opinion, with your consent, we (i) did not perform any financial analyses to evaluate the value of Purchaser or to derive valuation reference ranges for any shares of Purchaser for purposes of comparison with the Merger Consideration or otherwise, (ii) have assumed that each share of Purchaser capital stock (including, without limitation, each share of Purchaser Class A Common Stock, each share of Class B common stock, par value $0.0001 per share (“Purchaser Class B Common Stock”), of Purchaser, and each share of Class V common stock, par value $0.0001 per share (“Purchaser Class V Common Stock” and, collectively with the Purchaser Class A Common Stock and the Purchaser Class B Common Stock, the “Purchaser Common Stock”), of Purchaser has equivalent value per share, notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value, and (iii) have assumed that the Merger Consideration has a value equal to $300,000,000, subject to adjustment as provided by the Agreement, which adjustment we have assumed would not be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Purchaser since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such

Annex H-2

party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with your consent, that the Merger will constitute a reorganization under Section 368(a) of the United States Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Purchaser, or otherwise have an effect on the Transaction, the Company or Purchaser or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

We have further relied upon, without independent verification, the assessments of the managements of Purchaser and the Company as to the Company’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and we have assumed, at your direction, that there will be no developments with respect to any such matters that in any respect would affect our analyses or this Opinion. Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Purchaser, the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Purchaser or the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Purchaser or the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets. Furthermore, as you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this Opinion. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Purchaser, the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, (c) advise the Board, Purchaser or any other party with respect to alternatives to the Transaction, or (d) identify, introduce to the Board, Purchaser or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction. We are not expressing any opinion as to what the value of the Purchaser Common Stock actually will be when issued in the Transaction pursuant to the Agreement or the price or range of prices at which Purchaser Common Stock or Company Stock may be purchased or sold, or otherwise be transferable, at any time.

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This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Purchaser, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether holders of Purchaser Class A Common Stock should redeem their shares.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Purchaser, the Company or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to a significant stockholder of the Company (the “Stockholder”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Purchaser, the Company, the Stockholder, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Purchaser, the Company, the Stockholder, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, a portion of which became payable to us upon the rendering of this Opinion, and a substantial portion of which is payable upon the first to occur of (i) the consummation of the Merger (ii) the consummation of another business combination involving Purchaser, and (iii) the commencement of proceedings to dissolve Purchaser. In addition, Purchaser has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Purchaser, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Merger Consideration to the extent expressly specified herein), including, without limitation, any Related Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of Purchaser, or to any other party (including, without limitation, the potential dilutive or other effects of the Merger Consideration, the Purchaser Class B Common Stock, the Purchaser Class V Common Stock, the warrants to purchase Purchaser Common Stock, or any other portion or aspect of the Transaction), (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for Purchaser or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of Purchaser’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Purchaser’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Purchaser, whether Purchaser should be issuing debt or equity securities or a combination of both in the Transaction, or the form, structure or any aspect or terms of any debt or equity financing for the Transaction or the likelihood of obtaining such financing, (vii) whether or not Purchaser, the Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) the solvency, creditworthiness or fair value of Purchaser, the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (ix) the acquisition by the holders of Company Class B Common Stock, as a result of

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the receipt by such holders of shares of Purchaser Class V Common Stock in the Merger, of a controlling interest in Purchaser, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, Purchaser, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Purchaser, the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration to be issued by Purchaser in the Merger pursuant to the Agreement is fair to Purchaser from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex H-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Delwinds’ amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Delwinds’ bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Delwinds has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Delwinds, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statements Schedules.

Exhibit Number	Description of Exhibit
2.1^#

Agreement and Plan of Merger, dated as of February 24, 2022, by and among Delwinds, FOXO, DWIN Merger Sub Inc., and DIAC Sponsor LLC, in its capacity as Purchaser Representative thereunder. (attached as Annex A to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement).(1)

2.2^

Amendment to Agreement and Plan of Merger, dated as of April 26, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative. (included in Annex A to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement).(6)

2.3^

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 6, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative. (included in Annex A to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement).(7)

3.1^	Amended and Restated Certificate of Incorporation of Delwinds.(2)
3.2^

Form of Second Amended and Restated Certificate of Incorporation of the Combined Company (attached as Annex B to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement), to be effective immediately after the closing of the Business Combination.

3.3^	Bylaws of Delwinds, as currently in effect(3)
3.4^

Form of Amended Bylaws of the Combined Company (attached as Annex C to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement), to be effective upon the completion of the Business Combination.

4.1^	Specimen Unit Certificate of Delwinds.(4)
4.2^	Specimen Common Stock Certificate of Delwinds.(4)
4.3^	Specimen Warrant Certificate of Delwinds.(4)
4.4^	Warrant Agreement, dated December 10, 2020, between Delwinds and Continental Stock Transfer & Trust Company, as Warrant Agent.(2)
5.1*	Opinion of Ellenoff Grossman & Schole LLP.
8.1*	Form of Federal Tax Opinion of Ellenoff Grossman & Schole LLP.
10.1^	Letter Agreement, dated December 10, 2020, by and among Delwinds, its officers and directors and the Sponsor.(2)
10.2^	Investment Management Trust Agreement, dated December 10, 2020, by and between the Delwinds and Continental Stock Transfer & Trust Company, as trustee.(2)

Exhibit Number	Description of Exhibit
10.3**

Form of Letter Agreement Amendment, by and among Delwinds, its officers and directors and the Sponsor (attached as Annex F to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement).

10.4^	Registration Rights Agreement, dated December 10, 2020, by and among Delwinds and certain security holders.(2)
10.5^	Securities Subscription Agreement, dated May 28, 2020, by and between Delwinds and DIAC Sponsor LLC.(3)
10.6^#	Form of Backstop Subscription Agreements, dated February 24, 2022, by and between Delwinds and the Subscription investors thereto.(1)
10.7^	Administrative Services Agreement, dated December 10, 2020, between Delwinds and DIAC Sponsor LLC.(2)
10.8^††	Form of 2022 Equity Incentive Plan (attached as Annex D to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement).
10.9^††	Form of 2022 Management Contingent Share Plan (attached as Annex E to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement).
10.10^#	Common Stock Purchase Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor.(1)
10.11^#	Registration Rights Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor.(1)
10.12^	Form of Lock-Up Agreement, dated as of February 24, 2022, by and among Delwinds, the Purchaser Representative and the stockholders of FOXO party thereto.(1)
10.13^	Form of Voting Agreement, dated as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto.(1)
10.14^	Promissory Note, dated February 23, 2022, issued by Delwinds Insurance Acquisition Corp. to DIAC Sponsor LLC.(5)
10.15^	Form of Non-Competition Agreement, effective as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto.(1)
21.1^	List of Subsidiaries.
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm of Delwinds.
23.2*	Consent of KPMG LLP, independent registered public accounting firm of FOXO.
23.3*	Consent of UHY LLP, independent registered public accounting firm of FOXO.
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1 and Exhibit 8.1).
24.1	Power of Attorney (included on the signature page of this registration statement)
99.1^	Consent of Bret Barnes.
99.2^	Consent of Murdoc Khaleghi.
99.3^	Consent of Jon Sabes.
99.4^	Consent of Andrew J. Poole.
99.5^	Consent of Houlihan Lokey Capital, Inc.
99.6^	Preliminary Proxy Card.
99.7	Section 262 of the DGCL (attached as Annex G to this joint proxy statement/consent solicitation statement/prospectus contained in this registration statement)
101.INS	Inline XBRL Instance Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107^	Filing Fee Table

____________

††      Indicates management contract or compensatory plan or arrangement.

#        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*        Filed herewith.

^        Previously filed.

**      To be filed by Amendment.

(1)      Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on March 2, 2022.

(2)      Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on December 16, 2020.

(3)      Incorporated herein by reference to the Registrant’s Form S-1 filed on September 11, 2020, as amended.

(4)      Incorporated herein by reference to the Registrant’s Form S-1/A filed on September 22, 2020, as amended.

(5)      Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on February 25, 2022.

(6)      Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on April 27, 2022.

(7)      Incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on July 6, 2022.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.       To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)     That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(b)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 8th day of July, 2022.

DELWINDS INSURANCE ACQUISITION CORP.
By:	/s/ Andrew J. Poole
Andrew J. Poole,
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Andrew J. Poole	Chief Executive Officer and Chairman of the Board	July 8, 2022
Andrew J. Poole	(Principal Executive Officer)
*	Chief Financial Officer and Secretary	July 8, 2022
Bryce Quin	(Principal Financial and Accounting Officer)
*	Director	July 8, 2022
Michael T. Gray
*	Director	July 8, 2022
Senator E. Benjamin Nelson
*	Director	July 8, 2022
Paul Britton Newhouse
*	Director	July 8, 2022
Ryan Rugg
* By: Andrew J. Poole		July 8, 2022
Andrew J. Poole
Attorney-in-Fact